

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2015

VIA EMAIL
David Lundeen, Esq.
Nissan Auto Receivables Corporation II
One Nissan Way
Franklin, TN 37067

> **Re:** **Nissan Auto Receivables Corporation II**
> **Draft ABS Registration Statement on Form SF-3**
> **Submitted July 29, 2015**
> **Exhibits Submitted March 6, 2015**
> **CIK No. 95-48831541**

Dear Mr. Lundeen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement to ABSDrafts@sec.gov as a text-searchable PDF or publicly filing your registration statement on EDGAR. All e-mailed amendment submissions must be accompanied by a marked copy as a text-searchable PDF. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Please note that all draft registration statements, comment letters, and company response letters will be made publicly available on EDGAR after completion of our review and posting may be in advance of your anticipated effective date.

Draft Registration Statement on Form SF-3

Risk Factors

Receivables that fail to comply with consumer protection . . ., page 23

1. Please advise as to why the reference to representations and warranties with respect to compliance with law and enforceability has been placed in brackets.

The Sponsor

Credit Risk Retention, page 35

2. We note your response to prior comments 7 and 8 and reissue. In your next submission of an amended registration statement, please revise the disclosure to include the disclosure or tell us why the information not reasonably available at this time.

Distributions on the Notes

Post-Acceleration Priority of Payments, page 70

3. We note that you have bracketed the obligation of the trust to pay fees, expenses and indemnification of the asset representations reviewer if the sponsor has not already paid. Please provide disclosure regarding who will make such payments if the sponsor does not do so and the trust is not required to do so.

Asset Representations Review, page 77

4. We note your response to prior comment 26 and reissue in part. We note that your revised disclosure indicates that the asset representations reviewer will generally compare the Eligibility Representations to "certain data points" contained in the data tape. Please revise the disclosure to explain the nature of the data points that will be reviewed and tell us why those were the only data points selected as part of the review.

5. We note your disclosure that the asset representations reviewer will be responsible for determining whether there was a "breach." The shelf rule permits the asset representations reviewer to determine noncompliance, but it does not permit the asset representations reviewer to determine whether noncompliance with the representations and warranties constitutes a breach. Please revise. Refer to General Instruction I.B.1(b) of Form SF-3.

Dispute Resolution, page 78

6. Please revise disclosure to indicate the basis on which the indenture trustee shall select mediation or arbitration.

<u>Annexes A and B</u>

7. We note your response to prior comment 33 and reissue in part. You indicate that you have provided relevant bracketed information and have included tables and graphs which indicate the content and format and illustrative performance data. It appears that while some of this disclosure may be found on page 51, Annexes A and B remain blank.

You may contact David Beaning at (202) 551-6455 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Angela Ulum, Esq.

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

November 13, 2015

Katherine Hsu
Office Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Nissan Auto Receivables Corporation II
        Draft Amendment No. 1 to Form SF-3
        Submitted July 29, 2015
        CIK No. 95-48831541

Dear Ms. Hsu:

On behalf of Nissan Auto Receivables Corporation II (the "Registrant"), and in response to the letter (the "Comment Letter") dated August 11, 2015 with respect to the above-captioned Amendment No. 1 ("Amendment No. 1") to Registration Statement on Form SF-3 (the "Initial Draft Registration Statement") from the staff of the Securities and Exchange Commission (the "Staff") to the Registrant, the Registrant is submitting herewith, electronically via email, Amendment No. 2 to the Initial Draft Registration Statement. For your convenience, we have also submitted a copy of Amendment No. 2 that has been marked to show changes from the draft submitted on July 29, 2015.

The Registrant's responses to the Comment Letter are set forth below. For ease of reference, the Staff's comments have been repeated below in bold. Please note that the page references refer to the marked copy of the form of prospectus. Unless otherwise noted, "we," "us" and similar terms refer to the Registrant, in its capacity as the registrant and the depositor under Regulation AB.

Risk Factors

Receivables that fail to comply with consumer protection …. page 23

1.   **Please advise as to why the reverence to representations and warranties with respect to compliance with law and enforceability has been placed in brackets.**

        We have removed the brackets around the reference to representations and warranties with respect to compliance with law and enforceability on page 23 of the Prospectus.

Ms. Katherine Hsu
Page 2

The Sponsor

Credit Risk Retention, page 35

> **2.** **We note your response to prior comments 7 and 8 and reissue. In your next submission of an amended registration statement, please revise the disclosure to include the disclosure or tell us why the information not reasonably available at this time.**
>
> We have revised the disclosure under "*The Sponsor—Credit Risk Retention*" on pages 35-38 of the prospectus to revise disclosure to include a description of the valuation methodology used to calculate fair values with respect to the retained interest, including the key inputs and assumptions used to measure the fair value. We have also included disclosure regarding the method by which we determined the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values, as well as a summary description of the reference data set or other historical information used to develop the key inputs and assumptions, including loss given default and default rates.

Distribution on the Notes

Post-Acceleration Priority of Payments, page 70

> **3.** **We note that you have bracketed the obligation of the trust to pay fees, expenses and indemnification of the asset representations reviewer if the sponsor has not already paid. Please provide disclosure regarding who will make such payments if the sponsor does not do so and the trust is not required to do so.**
>
> We have removed the brackets around the obligation of the trust to pay fees, expenses and indemnification of the asset representations reviewer if the sponsor has not already paid on page 73 of the Prospectus.

Asset Representations Review, page 77

> **4.** **We note your response to prior comment 26 and reissue in part. We note that your revised disclosure indicates that the asset representations reviewer will generally compare the Eligibility Representations to "certain data points" contained in the data tape. Please revise the disclosure to explain the nature of the data points that will be reviewed and tell us why those were the only data points selected as part of the review.**
>
> We have revised the disclosure on page 80 of the Prospectus to clarify that the data points that will be reviewed in connection with an Asset Review are the data points that relate to the Eligibility Representations themselves. We have

also revised the disclosure to clarify that the asset representations reviewer will not reference solely the data tape in connection with an Asset Review, but rather, will have access to additional materials such the original contract, other documents in the receivables file and other records of the originator and servicer in conducting the Asset Review.

5. **We note your disclosure that the asset representations reviewer will be responsible for determining whether there was a "breach." The shelf rule permits the asset representations reviewer to determine noncompliance, but it does not permit the asset representations reviewer to determine whether noncompliance with the representations and warranties constitutes a breach. Please revise. Refer to General Instruction I.B.1(b) of Form SF-3.**

We have revised the disclosure on page 80 of the Prospectus to provide that the asset representations reviewer will only be responsible for determining whether there was noncompliance with any Eligibility Representation, not whether the noncompliance constitutes a breach.

Dispute Resolution, page 78

6. **Please revise disclosure to indicate the basis on which the indenture trustee shall select mediation or arbitration.**

We have revised the disclosure on page 81 of the Prospectus to provide that the indenture trustee will select mediation or arbitration based on the direction of Note Owner(s) or noteholder(s) that directed the indenture trustee to make the repurchase request.

Annexes A and B

7. **We note your response to prior comment 33 and reissue in part. You indicate that you have provided relevant bracketed information and have included tables and graphs which indicate the content and format and illustrative performance data. It appears that while some of this disclosure may be found on page 51, Annexes A and B remain blank.**

The relevant bracketed information required by Item 1105 of Regulation AB, including graphical illustration of delinquencies, prepayments and losses for each prior securitized pool of the same asset type, was included in Appendices A and B to the Prospectus submitted with the Amendment on the unmarked copy of the draft SF-3 filing. Due to technological limitations, the information could not be reflected on the marked copy. For reference, the bracketed information, tables and graphs are again attached to the unmarked copy of the Prospectus submitted herewith.

717343575 14466653

Mayer Brown LLP

Ms. Katherine Hsu
Page 4

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7776, Louis Shansky, at (212) 506-2170 or the Registrant's in-house counsel, David M. Lundeen, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

Angela M. Ulum

Angela M. Ulum

cc: Mark Kaczynski
David M. Lundeen

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

AMENDMENT NO. 2 TO
FORM SF-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NISSAN AUTO RECEIVABLES CORPORATION II
as depositor to the issuing entities described herein

(Exact name of registrant as specified in its charter)

Delaware	**95-4831541**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor:	333-_____
Central Index Key Number of depositor:	0001129068
Central Index Key Number of sponsor:	0001540639

Nissan Motor Acceptance Corporation
(Exact name of sponsor as specified in its charter)

One Nissan Way
Franklin, TN 37067
(615) 725-1664

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David Lundeen, Esq.
One Nissan Way
Franklin, TN 37067
(615) 725-1664

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Angela M. Ulum, Esq.	**Louis C. Shansky, Esq.**
Mayer Brown LLP	**Mayer Brown LLP**
71 S. Wacker Drive	**1221 Avenue of the Americas**
Chicago, IL 60606	**New York, NY 10020-1001**
(312) 782-0600	**(212) 506-2500**

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit [1]	Proposed maximum aggregate offering price	Amount of registration fee
Asset-Backed Notes	[2]	100%	[2]	[2]

_____

[1]   Estimated for purposes of calculating the registration fee.

[2]   The registrant is registering an unspecified amount of Asset-Backed Notes in reliance on Rule 456(c) and Rule 457(s) of the Securities and Exchange Commission's Rules and Regulations under the Securities Act of 1933, as amended. $307,554.31 of the aggregate registration fee related to the securities to be offered hereby will be offset, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, by the registration fees paid in connection with $2,683,720,000 unsold Asset Backed Notes registered under Registration Statement No. 333-183569, filed on August 27, 2012, and amended by Amendment No. 1 to Form S-3 filed on October 17, 2012.

—————————————————

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.



SUBJECT TO COMPLETION, DATED [●], 201[●]

The information in this prospectus is not complete and may be amended. We may not sell these securities until we deliver a final prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus

$[●]

Nissan Auto Receivables 20[●]-[●] Owner Trust,

Issuing Entity

Central Index Key Number: [●]

Nissan Auto Receivables Corporation II,
Depositor
Central Index Key Number: 0001129068

Nissan Motor Acceptance Corporation,
Servicer/Sponsor
Central Index Key Number: 0001540639

You should review carefully the factors set forth under "Risk Factors" beginning on page [●] of this prospectus.

The main source for payments of the notes are collections on a pool of motor vehicle retail installment contracts and monies on deposit in a reserve account. The notes are asset-backed securities and represent obligations of the issuing entity only and do not represent obligations of or interests in Nissan Motor Acceptance Corporation, Nissan Auto Receivables Corporation II, Nissan North America, Inc. or any of their respective affiliates. Neither the notes nor the receivables are insured or guaranteed by any government agency.

- The issuing entity will issue the notes described in the table below. The issuing entity will also issue certificates that represent fractional undivided interests in the issuing entity, will not bear interest, and are not being offered hereby. [One or more classes of notes may be retained by Nissan Auto Receivables Corporation II or conveyed to affiliates of Nissan Auto Receivables Corporation II.] [As described in "*Summary—Credit Risk Retention*," Nissan Auto Receivables Corporation II will retain or convey to its affiliates a portion of each class of notes equal to at least 5% of the initial principal amount of that class.]
- The notes will accrue interest from and including the closing date.
- The principal of and interest on the notes will be payable on the 15th day of each month, unless the 15th day is not a business day, in which case payment will be made on the following business day. The first distribution date will be [●].

	Principal Amount	Interest Rate	Final Scheduled Distribution Date
Class A-1 notes	$ [●]	%	[●]
Class A-2[a] notes	} $ [●]	%	[●]
[Class A-2b notes]		[LIBOR[(1)] + %]	[●]
Class A-3 notes	$ [●]	%	[●]
Class A-4 notes	$ [●]	%	[●]
Total	**$ [●]**		

[[(1)] The interest rate on the Class A-2b notes will be based on one-month LIBOR. For a description of how one-month LIBOR is determined, see "*The Notes—Calculation of Floating Rate Interest*" in this prospectus.]

	Price to Public[(1)]	Underwriting Discount[(1)]	Proceeds to the Depositor[(1)]
Per Class A-1 note			
Per Class A-2[a] note			
[Per Class A-2b note]			
Per Class A-3 note			
Per Class A-4 note			
Total			

Enhancement:

- Reserve account, with an initial deposit of at least $[●] and subject to adjustment as described in this prospectus.
- [A yield supplement overcollateralization amount as described in this prospectus.]
- Overcollateralization of at least $[●] as described in this prospectus.
- [Interest rate [cap] [swap] agreement(s) with [●], as [cap provider][swap counterparty], to mitigate the risk associated with an increase in the floating interest rate of each class of the floating rate notes, if any.]

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit[(1)]	Proposed maximum aggregate offering price[(1)]	Amount of registration fee[(2)](3)
Asset-Backed Notes	$[●][(2)]	100%	$[●]	$[●]

(1) Estimated solely for the purpose of calculating the registration fee.

[(2) $[●] of the registration fee related to the securities offered hereby is being offset, pursuant to Rule 457(p) of the General Rules and Regulations under the Securities Act of 1933, as amended, by the registration fees paid in connection with $[●] of unsold Asset Backed Notes registered under Registration Statement No. 333-183569 filed on August 27, 2012 and amended by Amendment No. 1 to Form S-3 filed on October 17, 2012.]

(3) $[●] has been previously paid.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

[●] [●] [●]

The date of this prospectus is [●] [●], 20[●]

TABLE OF CONTENTS

Important Notice About Information Presented in this Prospectus

We have started this prospectus with several introductory sections describing the issuing entity and the notes in abbreviated form, followed by a more complete description of the terms. The introductory sections are:

1.   Summary of Terms—gives a brief introduction to the notes to be offered; and

2.   Risk Factors—describes briefly some of the risks to investors of a purchase of the notes.

Cross-references are included in this prospectus that direct you to more detailed descriptions of a particular topic. You can also find references to key topics in the Table of Contents in this prospectus.

You can find a listing of the pages where capitalized terms used in this prospectus are defined under the caption "*Index of Terms*" beginning on page [●] in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to give you different information. We make no claim with respect to the accuracy of the information in this prospectus as of any date other than the date stated on the cover page. We are not offering the notes in any jurisdiction where it is not permitted.

If you have received a copy of this prospectus in electronic format, and if the legal prospectus delivery period has not expired, you may obtain a paper copy of this prospectus from the depositor or from the underwriters upon request.

In this prospectus, the terms "we," "us" and "our" refer to Nissan Auto Receivables Corporation II.

Whenever we use words like "intends," "anticipates" or "expects," or similar words in this prospectus, we are making a forward-looking statement, or a projection of what we think will happen in the future. Forward-looking statements are inherently subject to a variety of circumstances, many of which are beyond our control and could cause actual results to differ materially from what we anticipate. Any forward-looking statements in this prospectus speak only as of the date of this prospectus. We do not assume any responsibility to update or review any forward-looking statement contained in this prospectus to reflect any change in our expectation about the subject of that forward-looking statement or to reflect any change in events, conditions or circumstances on which we have based any forward-looking statement.

717973921 14466653

Reports to Noteholders

After the notes are issued, unaudited monthly reports containing information concerning the issuing entity, the notes and the receivables will be prepared by Nissan Motor Acceptance Corporation ("**NMAC**"), and sent on behalf of the issuing entity to the indenture trustee, who will forward the same to Cede & Co. ("**Cede**"), as nominee of The Depository Trust Company ("**DTC**").

The indenture trustee will also make such reports available to noteholders each month via its Internet website, which is presently located at [●]. Assistance in using this Internet website may be obtained by calling the indenture trustee's customer service desk at [●]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. NMAC, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes. The issuing entity will file with the Securities and Exchange Commission (the "**SEC**") all required annual reports on Form 10-K, distribution reports on Form 10-D and current reports on Form 8-K. Those reports will be filed with the SEC under the name "Nissan Auto Receivables Owner Trust 20[●]-[●]" and file number 333-[●].

The depositor has filed with the SEC a Registration Statement on Form SF-3 that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. This prospectus does not contain all of the information in the Registration Statement. Copies of the Registration Statement will be provided free of charge upon written request to Nissan Motor Acceptance Corporation, One Nissan Way, Franklin, Tennessee 37067. The Registration Statement is available for inspection without charge at the public reference facilities maintained at the SEC's Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

717973921 14466653

SUMMARY OF TRANSACTION PARTIES[1][2]



[1]   This chart provides only a simplified overview of the relationships between the key parties to the transaction. Please refer to this prospectus for a further description of the relationships between the key parties.

[2]   [The certificates initially will be held by the depositor but may be transferred by the depositor on or after the closing date.]

v

717973921 14466653

FLOW OF FUNDS[1]



Available Funds

To the servicer, the servicing fee

[To the swap counterparty, any Net Swap Payments]

[To the swap counterparty, any Senior Swap Termination Payments]

To the noteholders, interest on the notes

To the principal distribution account for distribution to the noteholders, the Principal Distribution Amount

To the Reserve Account, the amount necessary to increase balance to required amount

[To the swap counterparty, any Subordinated Swap Termination Payments]

To the trustees, for fees and expenses not previously paid

[To the asset representations reviewer, for fees and expenses not previously paid]

Any remaining funds to the certificateholder

---

[1]   This chart provides only a simplified overview of the priority of the monthly distributions. The order in which funds will flow each month as indicated above is applicable for so long as no event of default has occurred and the notes have not been accelerated. For more detailed information regarding the flow of funds, including information regarding the flow of funds upon the occurrence of an event of default, please refer to "*Distributions on the Notes—Post-Acceleration Priority of Payments*" in this prospectus.

SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding and is qualified in its entirety by the full description of this information appearing elsewhere in this prospectus. You should carefully read this prospectus in its entirety to understand all of the terms of the offering.

Issuing Entity .... Nissan Auto Receivables 20[●]-[●] Owner Trust, or the "**issuing entity**". The issuing entity was established by a trust agreement dated as of [●], as amended and restated as of the closing date, and will be the entity that issues the notes and the certificates.

Depositor .... Nissan Auto Receivables Corporation II, or the "**depositor**". You may contact the depositor by mail at One Nissan Way, Room 5-124, Franklin, Tennessee 37067 or by calling (615) 725-1121.

Originator, Servicer, Sponsor and Administrator .... Nissan Motor Acceptance Corporation, or "**NMAC**".

Indenture Trustee .... [●], or the "**indenture trustee**".

Owner Trustee .... [●], or the "**owner trustee**".

Asset Representations Reviewer .... [●], or the "**asset representations reviewer**".

[Cap Provider][Swap Counterparty] ...... [If the issuing entity enters into an interest rate [cap] [swap] agreement as described under "—*Interest Rate [Cap] [Swap] Agreement*," [●] will be the [cap provider][swap counterparty]].

[Statistical Cut-off Date] .... [The statistical cut-off date for the receivables in the statistical pool used in preparing the statistical information presented in this prospectus is the close of business on [●], which we refer to as the "**statistical cut-off date**."]

Cut-off Date .... Close of business on [●].

Closing Date .... On or about [●], 20[●].

Offered Notes

The offered notes [will] [may] consist of the Class A-1 notes, the Class A-2[a notes, Class A-2b] notes, the Class A-3 notes, and the Class A-4 notes, as described on the cover page of this prospectus. [The Class A-2a notes and the Class A-2b notes are referred to in this prospectus collectively as the "**Class A-2 notes**." If issued, the Class A-2b notes will be floating rate notes. All other classes of offered notes will be fixed rate notes. The allocation of the principal balance between the Class A-2a notes and the Class A-2b notes will be determined on the day of pricing of the notes offered hereunder. The principal balance of the Class A-2 notes may be allocated

entirely to the Class A-2a notes or the Class A-2b notes, with no principal balance allocated to the Class A-2b notes or Class A-2a notes, respectively, in which case no Class A-2b notes or Class A-2a notes, respectively would be issued.

You should refer to "The Notes—Payments of Principal" in this prospectus for more information on the allocation of the principal balance between the Class A-2a notes and the Class A-2b notes.]

One or more classes of notes may be retained in whole or in part by the depositor or conveyed to an affiliate of the depositor.

Certificates

The issuing entity will also issue at least $[●] initial amount of certificates, which represent 100% of the undivided beneficial interest in the issuing entity. The issuing entity is not offering the certificates hereby. [All of] [[●]% of]] the certificates will initially be issued to the depositor and may be sold or otherwise transferred on or after the closing date.

The certificates will represent fractional undivided interests in the issuing entity and will not bear interest. The issuing entity will not make any distributions to the holders of the certificates on any distribution date until all interest on and principal of the notes [and any net swap payments and swap termination payments due to the swap counterparty, if any, under the interest rate swap agreement(s)] then due and payable on that distribution date have been paid in full.

Terms of the Notes

Distribution Dates:

Interest on and principal of each class of notes will be payable on the 15th day of each month, unless the 15th day is not a business day, in which case such payment will be made on the following business day. The first payment will be made on [●].

Denominations:

The notes will be issued in minimum denominations of $[●] and integral multiples of $[●] in excess thereof.

Per annum interest rates:

Each class of notes will have a [fixed][or adjustable] rate of interest (which we refer to in this prospectus as ["**fixed rate notes**"][or "**floating rate notes**," respectively]), as follows:

Class	Interest Rates
A-1................................	%
A-2[a]	%
[A-2b	%]
A-3................................	%
A-4................................	%

Interest Periods and Payments:

The issuing entity will pay interest on the notes monthly, on the 15th day of each month (or, if that

day is not a business day, on the next business day), which we refer to as the "**distribution date**". The first distribution date is [●] 15, 20[●]. On each distribution date, payments on the notes will be made to holders of record as of the last business day preceding that payment date (except in limited circumstances where definitive notes are issued), which we refer to as the "**record date**".

• Interest on the Class A-1 notes [and the Class A-2b notes] will accrue from and including the prior distribution date (or, with respect to the first distribution date, from and including the closing date) to but excluding the following distribution date.

• Interest on the Class A-2[a] notes, the Class A-3 notes and the Class A-4 notes will accrue from and including the 15th day of the calendar month preceding each distribution date (or, with respect to the first distribution date, from and including the closing date) to but excluding the 15th day of the month in which such distribution date occurs.

• Interest accrued as of any distribution date but not paid on that distribution date will be payable on the next distribution date, together with interest on such amount at the applicable interest rate (to the extent lawful).

• The issuing entity will pay interest on the Class A-1 notes [and the Class A-2b notes] on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year. This means that the interest due on each distribution date for the Class A-1 notes [and Class A-2b notes] will be the product of (i) the outstanding principal balance of the Class A-1 notes [or Class A-2b notes, as applicable,] before giving effect to any payments made on that distribution date, (ii) the applicable interest rate and (iii) the actual number of days from and including the previous distribution date (or, in the case of the first distribution date, from and including the closing date) to but excluding the current distribution date divided by 360.

• The issuing entity will pay interest on the Class A-2[a] notes, the Class A-3 notes and the Class A-4 notes on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each distribution date for the Class A-2[a] notes, the Class A-3 notes and the Class A-4 notes will be the product of (i) the

2

outstanding principal balance of the related class of notes before giving effect to any payments made on that distribution date, (ii) the applicable interest rate and (iii) 30 (or in the case of the first distribution date, the number of days from and including the closing date to but excluding [●] 15, 20[●] (assuming a 30 day calendar month)), divided by 360.

• Interest payments on all classes of notes will have the same priority.

Interest payments on each class of notes will be paid[, pro rata with any senior swap termination payment to the swap counterparty, if any,] on a pro rata basis.

Principal:

Principal of the notes will be payable on each distribution date (other than after the occurrence of an event of default under the indenture and an acceleration of the notes (unless and until the acceleration has been rescinded)) to the Class A-1 notes, until the principal amount thereof is reduced to zero, then to the Class A-2 notes [(pro rata among the Class A-2a notes and the Class A-2b notes, if applicable)], until the amount thereof is reduced to zero, then to the Class A-3 notes, until the amount thereof is reduced to zero and then to the Class A-4 notes, until the amount thereof is reduced to zero, in an amount equal to the excess, if any, of (x) the [adjusted] pool balance of the receivables as of the beginning of the related collection period (or, in case of the first collection period, as of the cut-off date) over (y) the [adjusted] pool balance as of the end of the related collection period, and (ii) any amounts due but not previously paid because sufficient funds were not available to make such payments.] [At any time the "**adjusted pool balance**" shall equal the pool balance minus the yield supplement overcollateralization amount, which represents the aggregate present value (as described below) of the receivables for the related collection period.]

Principal payments on the notes as described above will be made from all available amounts after the servicing fee has been paid, certain advances have been reimbursed, and after payment of interest on the notes.

Interest and Principal Payments after an Event of Default:

On each distribution date after the occurrence of an event of default under the indenture and an

acceleration of the notes (unless and until the acceleration has been rescinded), available amounts (after [the swap counterparty, if any, has been paid any net swap payment due under the interest rate swap agreement(s), if any and] the servicing fee has been paid to the servicer) will be applied to pay: (a) first, [on a pro rata basis, (i) to the swap counterparty, any senior swap termination payments, and (ii)] interest on the Class A-1 notes, the Class A-2 notes [(pro rata among the Class A-2a notes and the Class A-2b notes, if applicable)], the Class A-3 notes and the Class A-4 notes, on a pro rata basis, based on the amount of the noteholders' interest distributable amount due to such class, until the accrued interest on such classes has been paid in full, (b) second, principal of the Class A-1 notes, until the outstanding principal balance of the Class A-1 notes has been paid in full, and (c) third, principal of the Class A-2 notes [(pro rata among the Class A-2a notes and the Class A-2b notes, if applicable)], the Class A-3 notes and the Class A-4 notes, on a pro rata basis, based on the respective outstanding principal balances of those classes of notes, until the outstanding principal balances of those classes of notes have been paid in full.

Final Scheduled Distribution Dates:

The outstanding principal balance of each class of notes is due on the scheduled distribution date for that class:

Class	Final Scheduled Distribution Date
A-1	[●]
A-2[a]	[●]
[A-2b	[●]]
A-3	[●]
A-4	[●]

You should refer to "The Notes—Payments of Principal" and "Distributions on the Notes— Calculation of Available Amounts" in this prospectus for more detailed information regarding payments of principal.

In addition, the notes are subject to early redemption on any distribution date on which the servicer exercises its option to purchase the issuing entity's property (other than the reserve account) as described under "*—Optional Purchase*" below.

Priority of Payments

On each distribution date prior to an acceleration of the notes, the servicer will allocate available amounts

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with respect to the related collection period as described below and will instruct the indenture trustee (or, if the notes have been paid in full, the owner trustee) to make the following deposits and distributions in the following order of priority:

- to the servicer, the servicing fee and all unpaid servicing fees with respect to prior periods;

- [to the swap counterparty, any net payments due under the interest rate swap agreement(s), if any;]

- [on a pro rata basis, (a) to the swap counterparty any senior swap termination payments for that distribution date, and (b)] on a pro rata basis (based on the amounts due to each class) to the noteholders, interest on the notes;

- to the noteholders, principal on the notes in the amounts and priority described under "—*Terms of the Notes—Principal*" above;

- to the reserve account, an amount, if any, necessary to cause the balance of funds therein to equal the specified reserve account balance;

- [to the swap counterparty, the subordinated swap termination payment for that distribution date;]

- to the indenture trustee, fees, expenses and indemnity payments due pursuant to the Indenture that have not been paid by the administrator and have been outstanding for at least 60 days;

- to the owner trustee, fees, expenses and indemnity payments due pursuant to the trust agreement that have not been paid by the administrator and have been outstanding for at least 60 days;

- to the asset representations reviewer, fees, expenses and indemnity payments due pursuant to the asset representations review agreement that have not been paid by the sponsor and have been outstanding for at least 60 days; and

- to an account for distribution to the certificateholders, any remaining amounts.

Optional Purchase

NMAC, as servicer, may purchase the issuing entity's property (other than the reserve account) on any distribution date on which the outstanding aggregate principal balance of the receivables, as of the last day of the related collection period, declines to [5]% or less of the original aggregate principal balance of the receivables on the cut-off date. If the servicer exercises this option, the notes will be redeemed in whole, but not in part, on the related distribution date.

You should refer to "Description of the Transfer and Servicing Agreements—Optional Purchase" in this prospectus for more detailed information regarding the optional purchase of the notes.

Events of Default

The occurrence and continuation of any of the following events will be an "**event of default**" under the indenture:

- the issuing entity fails to pay interest on any note within five days after its due date;

- the issuing entity fails to pay the principal of any note in full on its final scheduled distribution date or redemption date;

- the issuing entity materially defaults in the observance or performance of any covenant or agreement of the issuing entity made in the indenture and the continuation of the default for a period of 90 days after written notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of notes holding not less than a majority of the aggregate outstanding principal amount of the notes, voting as a single class;

- the issuing entity defaults in the observance of any representation or warranty of the issuing entity made in the indenture or in any certificate or other writing delivered under the indenture that proves to have been inaccurate in any material respect at the time made, and the continuation of that default or inaccuracy for a period of 60 days after written notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of notes holding not less than a majority of the aggregate outstanding principal amount of the notes, voting as a single class; and

- certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity

(which, if involuntary, remains unstayed for more than 90 days).

If an event of default occurs and is continuing, the indenture trustee or holders of at least a majority of the outstanding principal amount of the notes, voting as a single class, may declare the principal of the notes immediately due and payable. That declaration, under limited circumstances, may be rescinded by the holders of at least a majority of the outstanding principal amount of the notes voting as a single class.

After an event of default and the acceleration of the notes, funds on deposit in the collection account and the reserve account will be applied to pay principal of and interest on the notes in the order and amounts specified under "*Distribution on the Notes—Priority of Payments*" in this prospectus[, and to pay amounts owing to the swap counterparty, if any, pursuant to the interest rate swap agreement(s), if any]. In addition, after an event of default and acceleration of the notes, the indenture trustee or the noteholders may elect to exercise certain remedies described in "*Description of the Indenture—Remedies Upon an Event of Default*."

You should refer to "Description of the Indenture—Events of Default" and "—Remedies Upon an Event of Default" in this prospectus for more detailed information regarding the events constituting an event of default and the remedies available following such default.

[Statistical Information]

[The statistical information in this prospectus is based on the receivables in a statistical pool as of the statistical cut-off date. The receivables sold to the issuing entity on the closing date will be selected from the statistical pool or from other receivables owned by the sponsor. The characteristics of the receivables sold to the issuing entity on the closing date may vary somewhat from the characteristics of the receivables in the statistical pool described in this prospectus, although the sponsor and the depositor do not expect the variance to be material.]

Issuing Entity Property

The primary assets of the issuing entity will consist of a pool of receivables, collections on the receivables after the close of business on [●], which is referred to as the "**cut-off date**", [and] security interests in the vehicles financed by the receivables, [and payments due under the interest rate [cap]

[swap] agreement(s) for any classes of floating rate notes, if any,] together with the amounts on deposit in various accounts.

The receivables will be sold by the sponsor to the depositor and then transferred by the depositor to the issuing entity in exchange for the notes and the certificates.

The principal balance of the receivables as of the [statistical] cut-off date was $[●]. As of the [statistical] cut-off date, each receivable to be acquired by the issuing entity on the closing date:

• had a contractual annual percentage rate that ranges from [●]% to [●]%;

• had a remaining term to maturity, as of the [statistical] cut-off date, of not less than [●] payments and not greater than [●] payments;

• had an original principal balance of not more than $[●] and a remaining principal balance as of the [statistical] cut-off date of not less than $[●] or more than $[●]; and

• was originated on or after [●].

[The receivables sold to the issuing entity on the closing date will, as of the cut-off date, have an aggregate principal balance of at least $[●].]

[Insert disclosure required by instruction to Item 1103(a)(2), if applicable, of modifications made to the pool assets after origination.]

As discussed under "*The Receivables—Underwriting Procedures*" in this prospectus, under NMAC's origination process, retail installment contract applications are reviewed when received by NMAC's auto-decisioning system, which then approves, rejects or forwards the application for review by an NMAC credit analyst. [●] receivables, having an aggregate principal balance of $[●] (approximately [●]% of the aggregate principal balance of the receivables as of the [statistical] cut-off date) were automatically approved by NMAC's auto-decisioning system, while [●] receivables, having an aggregate principal balance of $[●] (approximately [●]% of the aggregate principal balance of the receivables as of the [statistical] cut-off date) were evaluated and approved by an NMAC credit analyst with appropriate authority in accordance with NMAC's written underwriting guidelines. [As described in this prospectus, NMAC does not consider any of the

receivables in the [statistical] pool to constitute exceptions to NMAC's written underwriting guidelines.]

You should refer to "The Issuing Entity—Property of the Issuing Entity" and "The Receivables" in this prospectus for more information on the property of the issuing entity.

The Receivables

Purchasers of automobiles and light-duty trucks from Nissan and Infiniti dealers often finance their purchases by entering into retail installment contracts with Nissan and Infiniti dealers who then resell the contracts to NMAC, including its Infiniti Financial Services division. These contracts are referred to as "**receivables**," and the underlying vehicles are referred to as the "**financed vehicles**." The purchasers of the financed vehicles are referred to as the "**obligors**." The terms of the contracts must meet requirements specified by NMAC.

Receivable Representations and Warranties

NMAC and the depositor will each make certain representations and warranties regarding the characteristics of the receivables as of the cut-off date. Breach of these representations may, subject to certain conditions, result in NMAC or the depositor, as applicable, being obligated to repurchase the related receivable. See "*Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables*." This repurchase obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by the depositor of those representations and warranties.

If the issuing entity, the owner trustee or the indenture trustee requests that the sponsor or the depositor repurchase any receivable due to a breach of representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the depositor or the sponsor, as applicable, the requesting party will have the right to refer the matter, at its discretion, to either mediation or third-party arbitration. The terms of the mediation or arbitration, as applicable, are described under "*Description of the Transfer and Servicing Agreements —Representations and Warranties; Remedies—Dispute Resolution*" in this prospectus.

Review of Asset Representations

As more fully described in "*Description of the Transfer and Servicing Agreements —Asset Representations Review*" in this prospectus, if the aggregate amount of delinquent receivables exceeds certain thresholds then, subject to certain conditions, investors representing at least a majority of the voting investors may direct the asset representations reviewer to perform a review of the delinquent receivables for compliance with the representations and warranties made by NMAC and the depositor. See "*Description of the Transfer and Servicing Agreements—Asset Representations Review*" in this prospectus.

Servicing of the Receivables

NMAC will service the receivables. On each distribution date, NMAC will be paid a fee by the issuing entity for performing its servicing obligations in an amount equal to one-twelfth of [●]% of the principal balance of the receivables as of the last day of the preceding collection period (or in the case of the first distribution date, as of the cut-off date). As additional compensation, the servicer will be entitled to retain all supplemental servicing fees, if any, and any income from investments of funds on deposit in the collection account and the reserve account. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior distribution dates, will be payable on each distribution date from available amounts on deposit in the collection account, and will be paid to the servicer prior to the payment of principal of and interest on the notes. *You should refer to "Description of the Transfer and Servicing Agreements —Compensation for Servicer and Administrator" in this prospectus for more detailed information regarding the servicing fees to be paid to NMAC.*

Servicer Purchase Obligation:

As described in "*Description of the Transfer and Servicing Agreements —Servicing Procedures*," the servicer will be obligated to repurchase any receivables affected by any breach by the servicer of certain of its duties and covenants with respect to those receivables, subject to certain conditions described in "*Description of the Transfer and Servicing Agreements —Servicing Procedures.*" This repurchase obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by the servicer of those duties and covenants.

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Administration of the Issuing Entity

NMAC will perform the administrative obligations required to be performed by the issuing entity or the owner trustee under the indenture, the trust agreement and certain other basic documents. On each distribution date, NMAC will be paid a fee by the servicer for performing its administrative obligations in an amount to be agreed to between the administrator and the servicer.

Enhancement

The enhancement of the offered notes will be overcollateralization, the reserve account, [the interest rate [cap] [swap] agreement(s), if any,][and the yield supplement overcollateralization amount]. The enhancement is intended to protect you against losses and delays in payments on your notes by absorbing losses on the receivables and other shortfalls in cash flows.

Overcollateralization:

Overcollateralization is the amount by which the [adjusted] pool balance exceeds the aggregate outstanding principal balance of the notes. Overcollateralization means that there will be additional assets [(in addition to the yield supplement overcollateralization amount described below)] generating collections that will be available to cover credit losses on the receivables. The initial amount of overcollateralization will be $[●], or approximately [●]% of the [adjusted] pool balance as of the closing date.

Reserve Account:

On each distribution date, the issuing entity will use funds in the reserve account for distribution to the noteholders to cover any shortfalls in interest and principal required to be paid on the notes [and any net swap payments and senior swap termination payments then payable to the swap counterparty, if any].

If the principal amount of a class of notes is not paid in full on the related final scheduled distribution date, the indenture trustee will withdraw amounts from the reserve account (if available) to pay that class in full.

On the closing date, the issuing entity will cause to be deposited at least $[●] into the reserve account, which is [adjusted] pool balance as of the cutoff date. Thereafter, on any distribution date while the notes

are outstanding, the "**specified reserve account balance**" will be [●]% of the [adjusted] pool balance as of the cut-off date. On each distribution date, after making required payments to the servicer and on the notes, and prior to making payments on the certificates, the issuing entity will make a deposit into the reserve account to fund and maintain the specified reserve account balance.

On each distribution date, after all appropriate deposits to and withdrawals from the reserve account, any amounts on deposit in the reserve account in excess of the specified reserve account balance will be released to holders of the certificates.

You should refer to "Credit Enhancement—Reserve Account" in this prospectus for more detailed information regarding the reserve account.

[The Yield Supplement Overcollateralization Amount:]

[The yield supplement overcollateralization amount with respect to any collection period and the related distribution date is the aggregate amount by which the principal balance as of the last day of such collection period of each receivable (other than a receivable that is a non-collectible or defaulted receivable or a receivable that has been purchased by the servicer or repurchased by the depositor due to certain breaches), exceeds the present value of each scheduled payment of each such receivable assuming the discount rate of that receivable is the greater of [●]% or the receivable's contract rate and that the scheduled payments (assumed to be equal monthly payments that amortize the receivable principal balance to zero, using its contract rate, over the remaining term of the contract) are made on the last day of each month and each month has 30 days. On the closing date, the yield supplement overcollateralization amount will equal approximately [●]% of the pool balance as of the cut-off date.

You should refer to "Credit Enhancement—YSOC Amount" in this prospectus for more detailed information regarding the yield supplement overcollateralization amount.]

[Interest Rate Cap Agreement]

[On the closing date, for each class of the floating rate notes, if any, the issuing entity will enter into a corresponding transaction pursuant to an interest rate cap agreement with the cap provider to hedge the floating interest rate on each class of those notes. If

LIBOR related to any distribution date exceeds the cap rate of [●]%, the cap provider will pay to the issuing entity an amount equal to the product of

1. LIBOR for the related distribution date minus the cap rate of [●]%;

2. the notional amount on the cap, which will be equal to the total outstanding principal amount on each class of the floating rate notes, if any, on the first day of the interest period related to such distribution date; and

3. a fraction, the numerator of which is the actual number of days elapsed from and including the previous distribution date, to but excluding the current distribution date, or with respect to the first distribution date, from and including the closing date, to but excluding the first distribution date, and the denominator of which is 360.

[The obligations of the cap provider under the interest rate cap agreement(s) initially will be unsecured.]

[If the cap provider's long-term senior unsecured debt ceases to be rated at a level acceptable to the hired rating agencies, the cap provider will be obligated to post collateral or establish other arrangements satisfactory to the hired rating agencies to secure its obligations under the interest rate cap agreement(s), if any, or arrange for an eligible substitute cap provider satisfactory to the issuing entity.]

Any amounts received under any interest rate cap agreement will be a source for interest payments on the floating rate notes, if any. [The issuing entity should not be required to make any payments to the cap provider under the interest rate cap agreement(s) other than an upfront payment.]

The issuing entity's rights under the interest rate cap agreement are pledged under the indenture.

For a more detailed description of the interest rate cap agreement(s) and the cap counterparty, see "The Notes — Interest Rate Cap agreement(s)" and "The Cap Provider" in this prospectus.]

[Interest Rate Swap Agreement]

[On the closing date, for each class of the floating rate notes, if any, the issuing entity will enter into a

corresponding transaction pursuant to an interest rate swap agreement with the swap counterparty to hedge the floating interest rate on each class of those notes. The interest rate swap transaction for each class of floating rate notes will have an initial notional amount equal to the principal balance of the related class of floating rate notes on the closing date, which notional amount will decrease by the amount of any principal payments paid on the class of floating rate notes.

In general, under each interest rate swap agreement, if any, on each distribution date, the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a per annum fixed rate times the notional amount of the interest rate swap agreement for a class of floating rate notes, if any, and the swap counterparty will be obligated to pay a per annum floating interest rate payment based on one-month LIBOR times the notional amount of the corresponding interest rate swap agreement. Payments (other than swap termination payments) on the interest rate swap agreement(s), if any, will be exchanged on a net basis, and will be aggregated such that the net payments due under the interest rate swap agreement(s) for any distribution date will result in a single net swap payment or net swap receipt for the distribution date. Any net swap payment owed by the issuing entity to the swap counterparty on the interest rate swap agreement(s) ranks higher in priority than all payments on the notes.

If the issuing entity fails to make a net swap payment due under the interest rate swap agreement(s) or if a bankruptcy event occurs with respect to the issuing entity, a senior swap termination payment may be due to the swap counterparty that will be paid pro rata with payments of interest on the notes and will be higher in priority than payments of principal of the notes. Subordinated swap termination payments that may be due because of an event of default or termination event under the interest rate swap agreement(s) not involving the issuing entity's failure to make a net swap payment or a bankruptcy event with respect to the issuing entity will be subordinate to payments of principal of and interest on the notes.

The issuing entity's obligation to pay any net swap payment and any other amounts due under each interest rate swap agreement is secured under the indenture by the issuing entity's property. The issuing entity's rights under the interest rate swap agreement are pledged under the indenture.

For a more detailed description of the interest rate swap agreement(s) and the swap counterparty, see "*The Notes — Interest Rate Swap Agreement(s)*" and "*The Swap Counterparty*" in this prospectus.]

Tax Status

Subject to certain assumptions and qualifications, Mayer Brown LLP, special tax counsel to the issuing entity, is of the opinion that the notes (other than notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) will be classified as debt for federal income tax purposes and that the issuing entity will not be characterized as an association (or a publicly traded partnership) taxable as a corporation. At closing, the issuing entity will be disregarded as separate from the depositor for U.S. federal income tax purposes but may be treated as a partnership should the depositor transfer any of the certificates to another party (that is not treated as the same person as the depositor for U.S. federal income tax purposes) or should any of the notes be characterized by the Internal Revenue Service (the "**IRS**") as equity of the issuing entity.

The depositor will agree, and the noteholders and beneficial owners will agree by accepting the notes or a beneficial interest therein, to treat the notes as debt for federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the United States federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

You should refer to "Material U.S. Federal Income Tax Consequences" in this prospectus.

Certain ERISA Considerations

Subject to the considerations discussed under "*Certain ERISA Considerations*" in this prospectus, the notes (other than those initially retained by the depositor or conveyed to an affiliate of the depositor, if any) are eligible for purchase by employee benefit plans and other retirement accounts.

Fiduciaries of employee benefit plans and retirement accounts considering the purchase of notes are urged to carefully review the matters discussed in this prospectus and to consult with their counsel before making an investment decision.

[Eligibility for Purchase by Money Market Funds]

[The Class A-1 notes will be structured to be "eligible securities" for purchase by money market funds under Rule 2a-7 under the Investment Company Act of 1940, as amended. Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and classifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. Money market funds contemplating a purchase of the Class A-1 notes are encouraged to consult their counsel before making a purchase.]

[Certain Investment Considerations]

[The issuing entity will rely on the exemption or exclusion from the definition of "investment company" set forth in [Section [●] of] [Rule [●] promulgated under] the Investment Company Act of 1940, as amended, although other exceptions or exclusions may be available to the issuing entity. The issuing entity will be structured so as not to constitute a "covered fund" as defined in the final regulations issued December 10, 2013 implementing the statutory provision known as the "Volcker Rule" (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).]

Ratings

The sponsor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to assign ratings on the notes (the "**hired rating agencies**").

The ratings of the notes will address the likelihood of payment of principal and interest on the notes according to their terms. Although the hired rating agencies are not contractually obligated to do so, we believe that each hired rating agency rating the notes will monitor the ratings using its normal surveillance procedures. Any hired rating agency may change or withdraw an assigned rating at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the hired rating agencies. Any rating action taken by a rating agency, whether hired or otherwise, may not necessarily be taken by any other rating agency. No transaction party will be responsible for monitoring any changes to the ratings on the notes. See "*Risk Factors—A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely*

affect the market value of your notes and/or limit your ability to resell your notes" in this prospectus.

Credit Risk Retention

The depositor, a wholly owned subsidiary of NMAC, will be the initial holder of the issuing entity's certificates. NMAC, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the certificates. The certificates represent 100% of the beneficial interest in the issuing entity and, as of the closing date, NMAC expects that [the certificates will have a face amount of $[●]] [the residual value of the issuing entity's assets, after payment in full of the notes, will be $[●]], which is equal to approximately [●]% of the [adjusted] pool balance as of the [statistical] cutoff date.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[*For securities issued after December 24, 2016:*]

[Pursuant to the federal interagency credit risk retention rules, 17 C.F.R. Part 246 ("**Regulation RR**"), NMAC is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. NMAC intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an ["eligible vertical interest"] [and an] ["eligible horizontal residual interest"] in an [aggregate] amount equal to at least 5% of [the fair value of] all of the notes and certificates issued by the issuing entity.]

[*Retained vertical interest:* The eligible vertical interest retained by the depositor will take the form of at least [●]% of each class of notes and certificates

issued by the issuing entity, though the depositor may retain more than [●]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under "*The Notes*," and the material terms of the certificates are described in this prospectus under "*The Certificates.*"

[*Retained horizontal interest:* The eligible horizontal residual interest retained by the depositor will take the form of the issuing entity's certificates, which NMAC expects to have a fair value of [between $[●] and] $[●], which is [between [●]% and] [●]% of the fair value of all of the notes and certificates issued by the issuing entity. For a description of the valuation methodology used to calculate the [range of] fair values of the notes and certificates and of the eligible horizontal residual interest set forth in the preceding sentence, see "*The Sponsor—Credit Risk Retention*" in this prospectus. The material terms of the notes are described in this prospectus under "*The Notes*," and the material terms of the certificates are described in this prospectus under "*The Certificates.*"]

[The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of NMAC [on or] after the closing date.]

The portion of the depositor's retained economic interest that is intended to satisfy the requirements of Regulation RR will not be transferred or hedged except as permitted under Regulation RR.

Registration under the Securities Act

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

RISK FACTORS

You should consider the following risk factors in deciding whether to purchase the notes of any class.

The notes are not suitable investments for all investors

The notes are complex investments that are not a suitable investment if you require a regular predictable schedule of payments. The notes should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risk, the tax consequences of such an investment and the interaction of these factors.

You must rely for repayment only upon payments from the issuing entity's assets which may not be sufficient to make full payments on your notes

The notes represent indebtedness solely of the issuing entity and will not be insured or guaranteed by NMAC (the servicer), the depositor, or any of their respective affiliates, or the related trustee or any other person or entity other than the issuing entity. The only sources of payment on your notes are payments received on the receivables and the credit enhancement for the issuing entity, including overcollateralization, amounts on deposit in the reserve account [any amount payable by the [cap provider] [swap counterparty,]] [and the yield supplement overcollateralization amount]. However, although funds in the reserve account will be available to cover shortfalls in distributions of interest on and principal of your notes, funds to be deposited in this account are limited. If the funds in this account are exhausted, your notes will be paid solely from current distributions on the receivables. See "*Credit Enhancement*" in this prospectus.

You may experience reduced returns on your notes resulting from prepayments, repurchases or early termination of the issuing entity

You may receive payment of principal of your notes earlier than you expected for the reasons set forth below. You may not be able to reinvest the principal paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on your notes. Prepayments on the receivables by the related obligors and purchases of the receivables by the depositor and the servicer will shorten the life of the notes to an extent that cannot be fully predicted.

The depositor will be required to repurchase receivables from the issuing entity if there is a breach of the representations and warranties relating to those receivables that materially and adversely affects the interests of the issuing entity or the noteholders in such receivables. NMAC, as the servicer, also will be required to purchase receivables from the issuing entity if it breaches certain of its servicing obligations with respect to those receivables. The servicer also will be entitled to purchase all remaining receivables from the issuing entity once the aggregate outstanding principal balance of the receivables declines to [5]% or less of the initial aggregate principal balance of the receivables on the related cut-off date.

Further, the receivables included in the issuing entity may be prepaid, in full or in part, voluntarily or as a result of defaults, theft of or damage to the related vehicles or for other reasons. The rate of prepayments on the receivables may be influenced by a variety of economic, social and other factors in addition to those described above. In addition, the servicer is not aware of publicly available industry statistics that detail the prepayment experience for contracts similar to the receivables. For these reasons, the servicer cannot

11

predict the actual prepayment rates for the receivables. You will bear all reinvestment risk resulting from prepayments on the receivables and the corresponding acceleration of payments on the notes.

The final payment of each class of notes is expected to occur prior to its final scheduled distribution date because of the prepayment and purchase considerations described above. If sufficient funds are not available to pay any class of notes in full on its scheduled final distribution date, an event of default will occur and final payment of that class of notes may occur later than that date.

You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated; proceeds from the liquidation may not be sufficient to pay your notes in full; failure to pay principal on your notes will not constitute an event of default or breach until maturity

If so directed by the holders of the requisite percentage of outstanding notes, following an acceleration of the notes upon an event of default, the indenture trustee will liquidate the assets of the issuing entity. If a liquidation occurs close to the date when one or more classes of notes of that series would otherwise be paid in full, repayment of those classes might be delayed while liquidation of the assets is occurring. It is difficult to predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. Also, there is no assurance that the amount received from the liquidation will at any time be equal to or greater than the aggregate principal amount of the notes. Therefore, upon an event of default, there can be no assurance that sufficient funds will be available to repay you in full. In addition, the amount of principal required to be paid to the noteholders will generally be limited to amounts available in the collection account (and the reserve account). Therefore, the failure to pay principal of your notes generally will not result in the occurrence of an event of default until the final scheduled distribution date or redemption date for your notes. See "*Description of the Indenture—Events of Default*" and "*—Remedies Upon an Event of Default*" in this prospectus. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the principal of one or more classes of notes to be paid before the related final scheduled distribution date will involve the prepayment risks described under "*Risk Factors—You may experience reduced returns on your investment resulting from prepayments, repurchases or early termination of the issuing entity*" in this prospectus.

Bankruptcy of NMAC or the depositor could result in delays in payments or losses on your notes

If NMAC or the depositor were to become subject to bankruptcy proceedings, you could experience losses or delays in the payments on your notes. NMAC will sell the receivables to the depositor, and the depositor will in turn transfer the receivables to the issuing entity. However, if NMAC or the depositor were to become subject to a bankruptcy proceeding, the court in the bankruptcy proceeding could conclude that NMAC or the depositor still owns the receivables by concluding that the sale to the depositor or the issuing entity was not a "true sale" or, in the case of a bankruptcy of NMAC, that the depositor or the issuing entity should be consolidated with NMAC for bankruptcy purposes. If a court were to reach this conclusion, you could experience losses or delays in payments on the notes as a result of, among other things:

1. the "automatic stay," which generally prevents creditors from exercising remedies against a debtor in bankruptcy without permission from the court and provisions of the U.S. Bankruptcy Code that permit substitution for collateral in limited circumstances;

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2. tax or government liens on NMAC's or the depositor's property (that arose prior to the transfer of a receivable to the issuing entity) having a prior claim on collections before the collections are used to make payments on your notes; and

3. the issuing entity not having a perfected security interest in (a) one or more of the financed vehicles securing the receivables or (b) any cash collections held by NMAC at the time NMAC becomes the subject of a bankruptcy proceeding. The depositor will take steps in structuring each transaction described in this prospectus to minimize the risk that a court would consolidate the depositor with NMAC for bankruptcy purposes or conclude that the sale of receivables to the depositor or the issuing entity was not a "true sale." See "*Material Legal Aspects of the Receivables—Material Bankruptcy Considerations*" in this prospectus.

Bankruptcy of the issuing entity could result in delays in payments or losses on your notes	If the issuing entity were to become subject to bankruptcy proceedings, you could experience delays in the payments or losses on your notes as a result of, among other things, the "automatic stay," which generally prevents creditors from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the U.S. Bankruptcy Code that permit substitution for collateral in limited circumstances.
Interests of other persons in the receivables could be superior to the issuing entity's interest, which may result in reduced payments on your notes	Another person could acquire an interest in a receivable that is superior to the issuing entity's interest in that receivable because the receivables will not be segregated or marked as belonging to the issuing entity. The depositor will cause financing statements to be filed with the appropriate governmental authorities to perfect the issuing entity's interest in the receivables. However, except to the extent the contracts are in electronic form, the servicer will continue to hold the physical contracts, if any, evidencing the receivables. If another party purchases (or takes a security interest in) one or more receivables for new value in the ordinary course of business and obtains possession of the physical documents evidencing those receivables without knowledge that doing so violates the rights of the issuing entity because of the failure to segregate or mark those receivables, the new purchaser (or secured party) will acquire an interest in those receivables superior to the interest of the issuing entity.
The issuing entity will not be identified as the secured party on the certificate of title related to a financed vehicle which could result in delays in payments or losses on your notes	Another person could acquire an interest in a vehicle financed by a receivable that is superior to the issuing entity's interest in the vehicle because of the failure to identify the issuing entity as the secured party on the related certificate of title. While NMAC, as sponsor, will assign its security interests in the financed vehicles to the depositor, and the depositor will assign to the issuing entity such security interests in the financed vehicles, the servicer will continue to hold the certificates of title or ownership for the vehicles. However, for administrative reasons, the servicer will not endorse or otherwise amend the certificates of title or ownership to identify the issuing entity as the new secured party. Because the issuing entity will not be identified as the secured party on any certificates of title or ownership, the security interest of the issuing entity in the vehicles may be defeated through fraud, forgery, negligence or error. As a result of any of these events, the issuing entity may not have a perfected security interest in the financed vehicles in every state. The possibility that the issuing entity

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may not have a perfected security interest in the financed vehicles may affect the issuing entity's ability to repossess and sell the financed vehicles or may limit the amount realized to less than the amount due by the related obligors. Therefore, you may be subject to delays in payment and may incur losses on your investment in the notes as a result of defaults or delinquencies by obligors and because of depreciation in the value of the related financed vehicles. See "*Material Legal Aspects of the Receivables—Security Interests*" in this prospectus.

The issuing entity may not have a perfected security interest in receivables evidenced by electronic contracts which could result in delays in payments or losses on your notes

As described in "*The Receivables—Tangible and Electronic Contracting*" in this prospectus, NMAC has contracted with a third-party to originate and maintain custody of certain of the contracts in electronic form through the third-party custodian's technology system. The third-party custodian's technology system is designed to enable NMAC to perfect its security interest in the receivables evidenced by electronic contracts by satisfying the Uniform Commercial Code's requirements for "control" of electronic chattel paper. In order for NMAC to have "control" of an electronic contract, (a) there must be a "single authoritative copy" of the electronic contract that is readily distinguishable from all other copies and which identifies NMAC as the owner, (b) all other copies of the electronic contract must indicate that they are not the "authoritative copy" of the electronic contract, (c) any revisions to the authoritative copy of the electronic contract must be readily identifiable as either authorized or unauthorized revisions, and (d) authorized revisions of the electronic contract cannot be made without NMAC's participation.

However, another person could acquire an interest in an electronic contract that is superior to NMAC's interest (and accordingly the issuing entity's interest) if NMAC ceases to have "control" over the electronic contract that is maintained on behalf of NMAC by the third-party custodian and another party purchases that electronic contract without knowledge that doing so violates NMAC's rights, or if NMAC transfers "control" over the electronic contract to a third party. NMAC also could lose control over an electronic contract if through fraud, forgery, negligence or error, or as a result of a computer virus or a failure of or weakness in the third-party custodian's technology system a person other than the NMAC were able to modify or duplicate the authoritative copy of the contract.

Although NMAC will perfect its assignment of its security interests in the electronic contracts to the depositor and the depositor's assignment of such security interests to the issuing entity by filing financing statements, the fact that NMAC may not have a security interest in the receivables perfected by control may affect the priority of the issuing entity's security interest in the receivables. The issuing entity's interest in the receivables could be junior to another party with a perfected security interest in the inventory of the originating dealer. There can be no assurances that the third-party's technology system will perform as represented to the servicer in maintaining the systems and controls required to provide assurance that NMAC maintains control over an electronic contract. In that event, there may be delays in obtaining copies of the electronic contract or confirming ownership and control of the electronic contract.

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NMAC and the depositor will represent that NMAC has a perfected security interest in the receivables to the extent evidenced by electronic contracts by means of control and that the security interest has been transferred to the depositor and thereafter to the issuing entity. From time to time, the receivables evidenced by electronic contracts may be amended, including, without limitation, by extensions of the final maturity date. To the extent any of those amendments is evidenced in tangible form, NMAC and the depositor will represent that NMAC has a perfected security interest in the receivables (consisting of the electronic contract and tangible amendment) by possession of the tangible amendment and control of the electronic contract.

However, the law governing perfecting security interests in electronic contracts by control is relatively recent. As a result, there is a risk that the systems employed by the third-party to maintain control of the electronic contracts may not be sufficient as a matter of law to give NMAC (and accordingly, the issuing entity) a perfected security interest in the receivables evidenced by electronic contracts. Moreover, there is a risk that maintaining control of the electronic contract and possession of all tangible amendments may not be sufficient as a matter of law to give NMAC a perfected security interest in the receivables that are evidenced both by electronic records and tangible records.

NMAC has made the representations described above, in part in reliance on opinions of counsel delivered to NMAC. However, as a result of the foregoing, NMAC (and accordingly, the issuing entity) may not have a perfected security interest in certain receivables or its interest, although perfected, could be junior to that of another party. The fact that NMAC (and accordingly, the issuing entity) may not have a perfected security interest in the receivables, or may have a perfected security interest that is junior to that of another party, may affect NMAC's ability on behalf of the issuing entity to repossess and sell the underlying financed vehicles. Therefore, you may be subject to delays in payment on your notes and you may incur losses on your notes.

Payment priorities increase risk of loss or delay in payment to certain notes	Based on the priorities described under "*The Notes—Payments of Interest*" and "*The Notes—Payments of Principal*" in this prospectus, classes of notes that receive principal payments before other classes will be repaid more rapidly than the other classes. In addition, because principal of each class of notes will be paid sequentially (so long as no event of default has occurred), classes of notes that have higher (i.e., 2 being higher than 1) sequential numerical class designations will be outstanding longer and therefore will be exposed to the risk of losses on the receivables during periods after other classes have been receiving most or all amounts payable on their notes, and after which a disproportionate amount of credit enhancement may have been applied and not replenished.

Because of the priority of payment on the notes, the yields of the Class A-2 notes, the Class A-3 notes and the Class A-4 notes will be relatively more sensitive to losses on the receivables and the timing of those losses than the Class A-1 notes. Accordingly, the Class A-2 notes will be relatively more sensitive to losses on the receivables and

the timing of those losses than the Class A-1 notes; the Class A-3 notes will be relatively more sensitive to losses on the receivables and the timing of those losses than the Class A-1 notes and the Class A-2 notes; and the Class A-4 notes will be relatively more sensitive to losses on the receivables and the timing of those losses than the Class A-1 notes, the Class A-2 notes and the Class A-3 notes. If the actual rate and amount of losses exceed your expectations, and if amounts in the reserve account are insufficient to cover the resulting shortfalls, the yield to maturity on your notes may be lower than anticipated, and you could suffer a loss.

Classes of notes that receive payments earlier than expected are exposed to greater reinvestment risk, and classes of notes that receive principal later than expected are exposed to greater risk of loss. In either case, the yields on your notes could be materially and adversely affected.

[The allocation of Class A-2 notes is unknown and if the principal balance of one class of such notes is small, liquidity on such class of notes could be reduced]

[The allocation of the principal balance between the Class A-2a notes and the Class A-2b notes may not be known until the day of pricing, and one of the two classes may not be issued or may have a very small principal balance. Therefore, investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of notes.

As the allocated principal balance of the floating rate Class A-2b notes is increased (relative to the corresponding Class A-2a fixed rate notes), there will be a greater amount of floating rate notes issued by the issuing entity, and therefore the issuing entity will have a greater exposure to increases in the floating rate payable on the floating rate notes.

Because the aggregate amount of Class A-2 notes is fixed as set forth on the cover of this prospectus, the division of the aggregate Class A-2 principal balance between the Class A-2a notes and the Class A-2b notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

Credit scores and historical loss experience may not accurately predict the likelihood of losses on the receivables and therefore losses on your notes

Information regarding credit scores for the receivables obtained at the time of origination is presented in "*The Receivables—Characteristics of the Receivables*" in this prospectus. A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Neither the depositor, the sponsor nor any other party makes any representations or warranties as to any obligor's current credit score or the actual performance of any receivable or that a particular credit score should be relied upon as a basis for an expectation that a receivable will be paid in accordance with its terms.

Additionally, historical loss and delinquency information set forth in this prospectus under "*The Receivables*" was affected by several variables, including general economic conditions and market interest rates, that are likely to differ in the future. Therefore, there can be no assurance that the net loss experience calculated and presented in this prospectus with respect to NMAC's managed portfolio of contracts

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will reflect actual experience with respect to the receivables in the receivables pool. There can be no assurance that the future delinquency or loss experience of the servicer with respect to the receivables will be better or worse than that set forth in this prospectus with respect to NMAC's managed portfolio. The issuing entity's ability to make payments on the notes could be adversely affected if the obligors default in payments at a greater rate than expected based on an obligor's credit score.

Varying economic circumstances may adversely affect the performance of the receivables, which could result in losses on your notes

Periods of continuing economic slowdown may adversely affect the performance and market value of your notes. High unemployment or reduced availability of credit may lead to increased default rates. These periods may also be accompanied by decreased consumer demand for motor vehicles and declining values of motor vehicles securing outstanding motor vehicle retail installment contracts, which could weaken collateral coverage and increase the amount of a loss in the event of default. Significant increases in the inventory of used motor vehicles during periods of economic slowdown may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of these sales. If an economic downturn continues for a prolonged period of time, delinquencies and losses with respect to motor vehicle retail installment contracts generally could increase.

In addition, higher future energy and fuel prices could reduce the amount of disposable income that consumers have available to make monthly payments on their motor vehicle retail installment contracts. Higher energy costs could cause business disruptions, which could cause unemployment and a further or deepening economic downturn. Such obligors could potentially become delinquent in making monthly payments or default if they are unable to make payments due to increased energy or fuel bills or unemployment. The issuing entity's ability to make payments on the notes could be adversely affected if the related obligors are unable to make timely payments.

See "*Prepayments, Delinquencies, Repossessions and Net Credit Losses—Delinquency, Repossession and Credit Loss Information*" and "*Static Pool Information*" in this prospectus for delinquency and loss information regarding certain motor vehicle retail installment contracts originated and serviced by NMAC.

Natural or man-made disasters may adversely affect the performance of the receivables and could result in losses or delays in payments or losses on your notes

Extreme weather conditions or natural or man-made disasters and their immediate consequences and responses thereto could cause substantial business disruptions, economic losses, unemployment and an economic downturn. When any of these events occur, the obligor's ability or willingness to make payments on the receivables, the value of used vehicles or the servicer's ability to administer the receivables could be adversely affected and accordingly the issuing entity's ability to make payments on the notes could be adversely affected.

The return on your notes could be reduced by shortfalls due to military action, terrorism or similar national concerns

The effect of any current or future military action by or against the United States, as well as any future terrorist attacks, on the performance of the receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity. Investors should consider the possible effects on delinquency, default and prepayment experience of the receivables.

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The Servicemembers Civil Relief Act and similar state legislation provides relief to obligors who enter active military service and to obligors in reserve or national guard status who are called to active duty after they have entered into an obligation, such as a retail installment contract for the purchase of a vehicle. In particular, under such legislation, members of the military on active duty, including reservists, who have entered into such retail installment contracts before entering into military service, may be entitled to reductions in interest rates and a stay of foreclosure and similar actions. The Servicemembers Civil Relief Act and similar state legislation also limit the ability of the servicer to repossess the vehicle securing the retail installment contract during the related obligor's period of active duty and, in some cases, may require the servicer to extend the maturity of the retail installment contract, lower the monthly payments and readjust the payment schedule for a period of time after the completion of the obligor's military service. As a result, there may be delays in payment and increased losses on the receivables, and you may suffer a loss.

Because the Servicemembers Civil Relief Act and similar state legislation apply to obligors who enter military service after origination, no information can be provided as to the number of receivables that may be affected by the Servicemembers Civil Relief Act or similar state legislation.

If an obligor's obligation to make payments is reduced, adjusted or extended, the servicer will not be required to advance such amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the notes and the certificates.
For more information regarding the effect of the Servicemembers Civil Relief Act, you should refer to "*Material Legal Aspects of the Receivables—Other Limitations*" in this prospectus.

Geographic concentration of the obligors may increase the risk of loss on your notes

As of the [statistical] cut-off date, NMAC's records indicate that the billing addresses of the obligors of the receivables were most highly concentrated in the following states:

Percentage of Aggregate [Statistical]
Cut-off Date Principal Balance

[●]	[●]%
[●]	[●]%
[●]	[●]%

No other state, based on the billing addresses of the obligors, accounted for more than 5% of the total principal balance of the receivables as of the [statistical] cut-off date. Economic conditions or other factors affecting these states in particular could adversely affect the delinquency, credit loss, repossession or prepayment experience of the issuing entity. [Insert any applicable risk factors for any particular state/region that account for more than 10% of the total principal balance of the receivables as of the [statistical] cut-off date.]

[This prospectus provides information regarding the characteristics of the receivables in the statistical pool (as of the

[This prospectus describes the characteristics of the receivables in the statistical pool as of the statistical cut-off date. The receivables sold to the issuing entity on the closing date may have characteristics that

statistical cut-off date) that may differ from the characteristics of the receivables (as of the cut-off date) sold to the issuing entity on the closing date and the risk of loss on your notes may vary accordingly]	differ somewhat from the characteristics of the receivables in the statistical pool described in this prospectus. We do not expect the characteristics (as of the cut-off date) of the receivables sold to the issuing entity on the closing date to differ materially from the characteristics of the receivables in the statistical pool (as of the statistical cut-off date) described in this prospectus, and each receivable sold to the issuing entity on the closing date must satisfy the eligibility criteria specified in the transaction documents. If you purchase a note, you must not assume that the characteristics of the receivables sold to the issuing entity on the closing date will be identical to the characteristics of the receivables in the statistical pool disclosed in this prospectus. [The issuing entity's ability to make payments on the notes could be adversely affected if there are material differences in the characteristics of the receivables as of the cut-off date.]]
The rate of depreciation of certain financed vehicles could exceed the amortization of the outstanding principal amount of the loan on those financed vehicles, which may result in losses on your notes	There can be no assurance that the value of any financed vehicle will be greater than the outstanding principal amount of the related receivable. New vehicles normally experience an immediate decline in value after purchase because they are no longer considered new. As a result, it is highly likely that the principal amount of the related receivable will exceed the value of the related vehicle during the earlier years of a receivable's term. Defaults during these earlier years are likely to result in losses because the proceeds of repossession are less likely to pay the full amount of interest and principal owed on the receivable. The frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the financed vehicle is less than the remaining principal balance of the receivable. The frequency and amount of losses may also be greater for obligors with little or no equity in their vehicles because the principal balances for such obligors are likely to be greater for similar loan terms and vehicles than for obligors with a more significant amount of equity in the vehicle. Additionally, although the frequency of delinquencies and defaults tends to be greater for receivables secured by used vehicles, the amount of any loss tends to be greater for receivables secured by new vehicles because of the higher rate of depreciation described above and the recent decline in used car prices (especially light-duty truck and sport utility vehicles prices).
The amounts received upon disposition of the financed vehicles may be adversely affected by discount pricing incentives, marketing incentive programs and other factors and could increase the risk of loss on your notes	Discount pricing incentives or other marketing incentive programs on new cars by Nissan North America, Inc. or by its competitors that effectively reduce the prices of new cars may have the effect of reducing demand by consumers for used cars. Additionally, the pricing of used vehicles is affected by the supply and demand for those vehicles, which, in turn, is affected by consumer tastes, economic factors (including the price of gasoline), the introduction and pricing of new car models and other factors. The reduced demand for used cars resulting from discount pricing incentives or other marketing incentive programs introduced by Nissan North America, Inc. or any of its competitors or other factors may reduce the prices consumers will be willing to pay for used cars, including vehicles that secure the receivables. As a result, the proceeds received by the issuing entity upon any foreclosures of financed vehicles may be reduced and may

You may suffer losses on your notes due to receivables with low annual percentage rates

not be sufficient to pay the underlying receivables. The receivables transferred to the issuing entity on the closing date may include receivables that have annual percentage rates that are less than the interest rates on the notes. If that is the case, interest paid on the higher coupon receivables [and collections related to the yield supplement overcollateralization amount] will compensate for the lower coupon receivables. Excessive prepayments on the higher coupon receivables may adversely impact your notes by reducing the amount of interest available in the future to make payments on your notes.

Prepaid simple interest contracts may affect the weighted average life of the notes

If an obligor on a simple interest contract makes a payment on the contract ahead of schedule, the weighted average life of the notes could be affected. This is because the additional payment will be treated as a principal prepayment and applied to reduce the principal balance of the related contract and the obligor will generally not be required to make any scheduled payments during the period for which it has paid ahead. During this prepaid period, interest will continue to accrue on the principal balance of the contract, as reduced by the application of the additional payment, but the obligor's contract would not be considered delinquent. Furthermore, when the obligor resumes his required payments, the payments so paid may be insufficient to cover the interest that has accrued since the last payment by the obligor. This situation will continue until the regularly scheduled payments are once again sufficient to cover all accrued interest and to reduce the principal balance of the contract.

The weighted average life of the notes will generally be shortened if the issuing entity applies principal prepayments on the receivables to the outstanding principal balance of the notes. However, depending on the length of time during which a prepaid simple interest contract is not amortizing as described above, the weighted average life of the notes may be extended. In addition, to the extent the servicer makes advances on a prepaid simple interest contract that subsequently goes into default, the loss on this contract may be larger than would have been the case had advances not been made because liquidation proceeds for the contract will be applied first to reimburse the servicer for its advances.

NMAC's portfolio of retail installment contracts has historically included simple interest contracts that have been paid ahead by one or more scheduled monthly payments. There can be no assurance as to the number of contracts in the issuing entity that may become prepaid simple interest contracts as described above or the number or the principal amount of the scheduled payments that may be paid ahead.

Adverse events with respect to NMAC or its affiliates may affect the timing of payments on your notes or have other adverse effects on your notes

Adverse events with respect to NMAC, its affiliates or a third-party provider to whom NMAC outsources its activities may result in servicing disruptions or reduce the market value of your notes. NMAC currently outsources some of its activities as servicer to third-party providers. In the event of a termination and replacement of NMAC as the servicer, or if any of the third-party providers cannot perform its activities, there may be some disruption of the collection activity with respect to delinquent receivables and therefore delinquencies and credit losses could increase. NMAC will be required to repurchase certain receivables that do not comply with representations and

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warranties made by NMAC, and in its capacity as servicer, NMAC will be required to repurchase receivables if it breaches specific servicing obligations with respect to those receivables. If NMAC were to become unable to repurchase any of those receivables and make the related payment to the issuing entity, investors could suffer losses. In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases also resulted in a reduction in the market value of the related asset-backed securities. For example, NMAC is an indirect wholly-owned subsidiary of Nissan Motor Co., Ltd. Although Nissan Motor Co., Ltd. is not guaranteeing the obligations of the issuing entity for any series of notes, if Nissan Motor Co., Ltd. ceased to manufacture vehicles or support the sale of vehicles or if Nissan Motor Co., Ltd. faced financial or operational difficulties, those events may reduce the market value of Nissan or Infiniti vehicles. Any reduction in the market value of Nissan and Infiniti vehicles may result in lower values realized through any foreclosure proceedings held with respect to those vehicles or self-help repossessions and dispositions and as a result, reduce amounts available to pay the notes.

Risk of loss or delays in payments on your notes may result from delays in the transfer of servicing due to the servicing fee structure

Because the servicing fee is structured as a percentage of the principal balance of the receivables, the amount of the servicing fee payable to the servicer may be considered insufficient by potential replacement servicers if servicing is required to be transferred at a time when much of the aggregate outstanding principal balance of the receivables has been repaid. Due to the reduction in the servicing fee as described in the foregoing, it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer under those circumstances may result in delays and/or reductions in the interest and principal payments on your notes.

You may suffer losses on your notes if the servicer holds collections and commingles them with its own funds

So long as NMAC is the servicer, if each condition to making monthly deposits as may be required by the transfer agreement (including the satisfaction of specified ratings criteria of NMAC) is satisfied, NMAC, as the servicer, may retain all payments on receivables received from obligors and all proceeds of receivables collected during a collection period until the business day preceding the related distribution date. [Currently, NMAC [satisfies] [does not satisfy] these conditions.] On or before the business day preceding each distribution date, the servicer must deposit into the collection account all payments on receivables received from obligors and all proceeds of receivables collected during the related collection period. Before these amounts are required to be deposited into the collection account, the servicer may invest such amounts at its own risk and for its own benefit and need not segregate such amounts from its own funds. If the servicer is unable to pay these amounts to the issuing entity on a distribution date, you might incur a loss on your notes.

Factors affecting the servicer's information management systems may increase the risk of loss on your notes

The success of your investment depends upon the ability of the servicer, NMAC, to store, retrieve, process and manage substantial amounts of information. If the servicer experiences any interruptions or losses in its information processing capabilities, its business, financial conditions or results of operations, ultimately, your notes may suffer.

A reduction, withdrawal or qualification

The ratings on the notes are not recommendations to purchase, hold or

of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the market value of your notes and/or limit your ability to resell your notes	sell the notes and do not address market value or investor suitability. The ratings reflect the rating agency's assessment of the creditworthiness of the receivables, the credit enhancement on the notes and the likelihood of repayment of the notes. There can be no assurance that the receivables and/or the notes will perform as expected or that the ratings will not be reduced, withdrawn or qualified in the future as a result of a change of circumstances, deterioration in the performance of the receivables, errors in analysis or otherwise. None of the depositor, the sponsor or any of their affiliates will have any obligation to replace or supplement any credit enhancement or to take any other action to maintain any ratings on the notes. If the ratings on your notes are reduced, withdrawn or qualified, it could adversely affect the market value of your notes and/or limit your ability to resell your notes.

The sponsor has hired [two] rating agencies and will pay them a fee to assign ratings on the notes. The sponsor has not hired any other nationally recognized statistical rating organization, or "NRSRO," to assign ratings on the notes and is not aware that any other NRSRO has assigned ratings on the notes. However, under SEC rules, information provided to a hired rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. NRSROs, including the hired rating agencies, have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. Potential investors in the notes are urged to make their own evaluation of the creditworthiness of the receivables and the credit enhancement on the notes, and not to rely solely on the ratings on the notes.

Potential rating agency conflict of interest and regulatory scrutiny of the rating agencies could adversely affect the market value of your notes and/or limit your ability to resell the notes	The sponsor has hired [two] NRSROs to provide their ratings on the notes. We note that a rating agency may have a conflict of interest where, as is the case with the ratings of the notes by the hired rating agencies, the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services. Furthermore, rating agencies, including the hired rating agencies, have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the recent financial crisis and such scrutiny and any actions such legislative and regulatory bodies may take as a result thereof may also have an adverse effect on the market value of the notes and your ability to resell your notes.
Federal financial regulatory reform could	On July 21, 2010, President Obama signed into law the Dodd-Frank

have a significant impact on the servicer, any sub-servicer, the sponsor, the originator, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes

Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). Although the Dodd-Frank Act itself became effective on July 22, 2010, many of its provisions had delayed implementation dates or required implementing regulations to be issued. Some of these implementing regulations still have not been issued. The Dodd-Frank Act is extensive and significant legislation that, among other things: created a framework for the liquidation of certain bank holding companies and other nonbank financial companies, defined as "covered financial companies," in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the liquidation of certain of their respective subsidiaries, defined as "covered subsidiaries", in the event such a subsidiary is in default or in danger of default and the liquidation of such subsidiary would avoid or mitigate serious adverse effects on financial stability or economic conditions of the United States; created a new framework for the regulation of over-the-counter derivatives activities; expanded the regulatory oversight of securities and capital markets activities by the SEC; and created the Consumer Financial Protection Bureau ("CFPB"), a new agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of certain entities for purposes of assessing compliance with the requirements of consumer financial laws.

The Dodd-Frank Act impacts the offering, marketing and regulation of consumer financial products and services offered by financial institutions. The CFPB has supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions and large insured depository institutions and their respective affiliates. The CFPB recently issued a final rule, expanding its authority to larger participants in the automobile financing market. The final rule will become effective 60 days after publication in the Federal Register. Under the definitions included in the final rule, NMAC will be considered a larger participant. Consequently, NMAC will be subject to the supervisory and examination authority of the CFPB. See "*Material Legal Aspects of the Receivables—Consumer Financial Protection Bureau*" in this prospectus.

The Dodd-Frank Act also increased the regulation of the securitization markets. For example, implementing regulations requires securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate. It gives broader powers to the SEC to regulate rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC, CFPB or other government entities, as applicable, may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as NMAC. Many provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the appropriate federal regulatory agencies. Some of these implementing rules still have not been issued. As such, in many respects, the ultimate impact of the Dodd-Frank Act

23

and its effects on the financial markets and their participants will not be fully known for an extended period of time. In particular, no assurance can be given that these new requirements imposed, or to be imposed after implementing regulations are issued, by the Dodd-Frank Act will not have a significant impact on the servicing of the receivables, and on the regulation and supervision of the servicer, any sub-servicer, the sponsor, the originator, the depositor, the issuing entity and/or their respective affiliates. In addition, no assurance can be given that the liquidation framework for the resolution of covered financial companies or the covered subsidiaries would not apply to NMAC or its affiliates, the issuing entity or the depositor, or, if it were to apply, would not result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of the receivables as further described under "*Material Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Framework*" in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes. See "*Material Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Framework*" in this prospectus.

Receivables that fail to comply with consumer protection or other laws may be unenforceable, which may result in losses on your notes	Many federal and state consumer protection laws regulate consumer contracts such as the receivables. If any of the receivables do not comply with one or more of these laws, the servicer may be prevented from or delayed in collecting amounts due on the receivables. Each of the depositor and NMAC will make representations and warranties relating to the receivables' compliance with law and the enforceability of the related contracts. If there is a breach of any of these representations or warranties that materially and adversely affects the interests of the issuing entity or the noteholders in the related receivable, the issuing entity's sole remedy will be to require the depositor and NMAC to repurchase the affected receivable. See "*Material Legal Aspects of the Receivables—Consumer Protection Laws*" in this prospectus.
Changes to federal or state bankruptcy or debtor relief laws may impede collection efforts or alter the timing and amount of collections, which may result in acceleration of or reduction in payment on your notes	If an obligor sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the obligor's obligations to repay amounts due on its receivable. As a result, that receivable would be written off as uncollectible. You could suffer a loss if no funds are available from credit enhancement or other sources and finance charge amounts allocated to the notes are insufficient to cover the applicable default amount.
Retention of notes by the depositor or an affiliate of the depositor may reduce the liquidity of such notes	Some or all of one or more classes of notes may be retained by the depositor or conveyed to an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand for and market price for notes of that class already in the market could be adversely affected.
You may have difficulty selling your notes	The issuing entity will not list the notes on any securities exchange.

and/or obtaining your desired price due to the absence of a secondary market	Therefore, in order to sell your notes, you must first locate a willing purchaser. The absence of a secondary market for the notes could limit your ability to resell them. Currently, no secondary market exists for the notes. We cannot assure you that a secondary market will develop. The underwriters intend to make a secondary market for the notes by offering to buy the notes from investors that wish to sell. However, the underwriters are not obligated to offer to buy the notes and may stop making offers at any time. In addition, the underwriters' offered prices, if any, may not reflect prices that other potential purchasers would be willing to pay were they given the opportunity. There have been times in the past where there have been very few buyers of asset-backed securities and, thus, there has been a lack of liquidity. There may be similar lack of liquidity at times in the future.
	As a result of the foregoing restrictions and circumstances, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.
Because the notes are in book-entry form, your rights can only be exercised indirectly	Because the notes will be issued in book-entry form, you will be required to hold your interest in the notes through The Depository Trust Company in the United States, or Clearstream Banking, société anonyme or Euroclear Bank S.A./NV as operator of the Euroclear System in Europe or Asia. Transfers of interests in the notes within The Depository Trust Company, Clearstream Banking, société anonyme or Euroclear Bank/S.A./NV as operator of the Euroclear System must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The notes will remain in book-entry form except in the limited circumstances described under the caption "*The Notes—Book-Entry Registration*" in this prospectus. Unless and until the notes cease to be held in book-entry form, the indenture trustee will not recognize you as a "Noteholder" and the owner trustee will not recognize you as a "Securityholder," as those terms are used in the indenture, the trust agreement and the transfer agreement. As a result, you will only be able to exercise the rights of Securityholders indirectly through The Depository Trust Company (if in the United States) and its participating organizations, or Clearstream Banking, société anonyme and Euroclear Bank S.A./NV as operator of the Euroclear System (in Europe or Asia) and their participating organizations. Holding the notes in book-entry form could also limit your ability to pledge your notes to persons or entities that do not participate in The Depository Trust Company, Clearstream Banking, société anonyme or Euroclear Bank S.A./NV as operator of the Euroclear System. In addition, having the notes in book-entry form may reduce their liquidity in the secondary market because certain potential investors may be unwilling to purchase securities for which they cannot obtain physical notes.
	Interest on and principal of the notes will be paid by the issuing entity to The Depository Trust Company as the record holder of the notes while they are held in book-entry form. The Depository Trust Company will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of principal and interest payments

25

from the issuing entity.

[The rating of a [cap provider] [swap counterparty] could have an adverse affect on the ratings of the notes]	[If the issuing entity enters into [the] interest rate [cap][swap] agreement, the hired rating agencies will consider the provisions of the interest rate [cap][swap] agreement, and the rating of the [cap provider][swap counterparty] in rating the notes. If a rating agency downgrades the debt rating of the [cap provider][swap counterparty], it is also likely to downgrade the rating of the notes. Any downgrade in the rating of the notes could have severe adverse consequences on their liquidity or market value.

To provide some protection against the adverse consequences of a downgrade, the [cap provider][swap counterparty] may be permitted, but generally not required, to take the following actions if the rating agencies reduce its debt ratings below certain levels:

1. assign the interest rate [cap][swap] agreement to another party;

2. obtain a replacement interest rate [cap][swap] agreement, as applicable, on substantially the same terms as the interest rate [cap][swap] agreement; or

3. establish any other arrangement satisfactory to the rating agencies.

Any interest rate [cap][swap] involves a high degree of risk. The issuing entity will be exposed to this risk should it enter into the interest rate [cap][swap] agreement. For this reason, only investors capable of understanding these risks should invest in the notes. See "*The Notes—Interest Rate [Cap][Swap] Agreement(s)*" in this prospectus]

[The interest rate cap agreement(s) could increase the risks of delays, reductions and/or accelerations in the payments of interest on and principal of the notes associated with such interest rate cap agreement(s)]	The amounts available to the issuing entity to pay interest on and principal of all classes of the notes depend in part on the operation of the interest rate cap agreement(s) and the performance by the cap provider of its obligations under the interest rate cap agreement(s). The ratings of all the notes take into account the provisions of the interest rate cap agreement(s) and the ratings currently assigned to the cap provider.

During those periods in which LIBOR is substantially greater than the cap rate of [●]%, the issuing entity will be more dependent on receiving payments from the cap provider in order to make payments on the notes. If the cap provider fails to pay the amounts due under the interest rate cap agreement(s), the amount of credit enhancement available in the current or any future period may be reduced and you may experience delays and/or reductions in the interest on and principal of your notes.

A downgrade, suspension or withdrawal of any rating of the cap provider by a hired rating agency may result in the downgrade, suspension or withdrawal of the ratings assigned by that hired rating agency to any class (or all classes) of notes. Investors should make their own determinations as to the likelihood of performance by the cap provider of its obligations under the interest rate cap agreement. A downgrade, suspension or withdrawal of the rating assigned by a hired rating agency to a class of notes would likely have adverse

26

consequences on the liquidity or market value of those notes.

Certain events (including some that are not within the control of the issuing entity or the cap provider) may cause the termination of the interest rate cap agreement. Certain of these events will not cause a termination of the interest rate cap agreement unless a majority of holders of notes vote to instruct the indenture trustee (as assignee of the rights of the owner trustee) to terminate the interest rate cap agreement. The holders of any class of notes may not have sufficient voting interests to cause or to prevent a termination of the interest rate cap agreement. In an early termination, a termination payment may be due to the issuing entity. The amount of any termination payment will be based on the market value of the interest rate cap agreement. Any termination payment could, if market interest rates and other conditions have changed materially, be substantial. If the cap provider fails to make a termination payment owed to the issuing entity, the issuing entity may not be able to enter into a replacement interest rate cap agreement and to the extent the interest rates on the Class A-2b Notes exceed the fixed rate the issuing entity had been required to pay the cap provider under the interest rate cap agreement, the amount available to pay interest on and principal of the notes will be reduced. In addition, if the notes are accelerated after the interest rate cap agreement terminates, the indenture trustee may under certain circumstances liquidate the assets of the issuing entity. Liquidation would likely accelerate payment of all notes that are then outstanding. If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of that class might be delayed while liquidation of the assets is occurring. The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. Additionally, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the principal of a class of notes to be paid before the related final scheduled distribution date will involve prepayment risks.

The proceeds of any liquidation of the assets of the issuing entity may be insufficient to pay in full all accrued interest on and principal of each outstanding class of notes. In addition, termination of the interest rate cap agreement may under certain circumstances constitute an event of default under the indenture. If this occurs and the notes are accelerated, the priority of payments of all notes will change from pro rata payments of interest followed by sequential payments of principal to pro rata payments of interest followed by payments of principal of the Class A-1 Notes first, followed by pro rata payment of principal of the Class A-2 Notes [(pro rata among the Class A-2a Notes and the Class A-2b Notes, if applicable)], the Class A-3 Notes, and the Class A-4 Notes. As a result, a class of notes with an earlier maturity may absorb a smaller amount of losses than a class of notes with a later maturity.]

[Risks of delays, reductions and/or accelerations in the payments of interest on and principal of the notes associated with the interest rate swap agreement(s)]

[The issuing entity will enter into an interest rate swap transaction for the floating rate notes, if any, under a separate interest rate swap agreement because the receivables owned by the issuing entity bear interest at fixed rates, while each of the Class A-2b notes, if class is issued, will bear interest at a floating rate. The issuing entity may use

27

payments made by the swap counterparty to make interest and other payments on each distribution date.

During those periods in which the weighted average of the floating rates payable by the swap counterparty is greater than the weighted average of the fixed rates payable by the issuing entity, the issuing entity will be more dependent on receiving payments from the swap counterparty in order to make interest payments on the notes without using amounts that would otherwise be used to pay principal of the notes. If the swap counterparty fails to pay a net swap receipt, and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest on and principal of your notes.

A downgrade or suspension of any rating of the swap counterparty by a rating agency may result in the downgrade, suspension or withdrawal of the ratings assigned by that rating agency to any class (or all classes) of notes. Investors should make their own determinations as to the likelihood of performance by the swap counterparty of its obligations under the interest rate swap agreement. A downgrade, suspension or withdrawal of the rating assigned by a rating agency to a class of notes would likely have adverse consequences on the liquidity or market value of those notes.

An event of default under the indenture may result in payments on your notes being accelerated. The swap counterparty's right to receive a net swap payment will be higher in priority than all payments on the notes. If a net swap payment is due to the swap counterparty on a distribution date and there are insufficient collections on the receivables and insufficient funds on deposit in the reserve account to make payments of interest on and principal of the notes, you may experience delays and/or reductions in the interest on and principal payments of your notes.

As more fully described in this prospectus supplement in "*The Notes —Interest Rate Swap Agreement(s),*" an interest rate swap agreement, if any, generally may not be terminated except upon failure of either party to the interest rate swap agreement to make payments when due; a bankruptcy of either party to the interest rate swap agreement or other insolvency events with respect to the swap counterparty, illegality; failure of the swap counterparty to provide financial information as required by Regulation AB or to post eligible collateral or assign the interest rate swap agreement to an eligible counterparty if it is unable to provide that financial information, certain tax or merger events that affect the swap counterparty's creditworthiness or ability to make payments, or any other breach of the interest rate swap agreement on the part of the swap counterparty; a material misrepresentation by the swap counterparty in the interest rate swap agreement; or failure of the swap counterparty to obtain a guarantee, post collateral, assign the interest rate swap agreement to an eligible counterparty or take other remedial action if the swap counterparty's credit ratings drop below the levels required by the interest rate swap agreement. In any early termination, a termination payment may be due to the issuing entity or to the swap counterparty and such

termination payment could be substantial.

If the swap counterparty, if any, fails to make a termination payment owed to the issuing entity under an interest rate swap agreement, if any, the amount available to pay principal of and interest on the notes will be reduced.

If an interest rate swap agreement is terminated and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest on and principal of your notes, you may experience delays and/or reductions in the interest on and principal of your notes.]

THE ISSUING ENTITY

General

The "**issuing entity**", Nissan Auto Receivables 20[●]-[●] Owner Trust, is a Delaware statutory trust and will be governed by the amended and restated trust agreement to be dated as of the closing date (the "**Trust Agreement**"), between Nissan Auto Receivables Corporation II, as depositor (the "**depositor**"), and [●], as owner trustee (the "**owner trustee**"). The issuing entity will not engage in any activity other than as duly authorized in accordance with the terms of the Basic Documents. On the closing date, the authorized purposes of the issuing entity will be limited to:

1. acquiring, holding and managing the receivables and the other assets of the issuing entity and proceeds therefrom;

2. issuing the notes and the certificates;

3. making payments on the notes and the certificates;

4. entering into and performing its obligations under each Basic Document to which it is a party;

5. subject to compliance with the Basic Documents, [including, if applicable, entering into one or more Interest Rate [Cap] [Swap] Agreement(s),] engaging in such other activities as may be required in connection with conservation of the issuing entity's property and the making of distributions to the holders of the notes and certificates; and

6. engaging in other activities that are necessary, suitable or convenient to accomplish the foregoing or are incidental to or connected with those activities.

The term "**Basic Documents**" refers collectively to the Indenture, the Trust Agreement, the Purchase Agreement, the Certificate of Trust, the Sale and Servicing Agreement, the Administration Agreement [,each Interest Rate [Cap] [Swap] Agreement, if any,] and the other documents and certificates to be delivered in connection with this transaction.

The issuing entity will issue (a) the Class A-1 notes, the Class A-2[a] notes, [the Class A-2b notes,] the Class A-3 notes and the Class A-4 notes (collectively, the "**notes**") and (b) at least $[●] aggregate amount of the certificates (the "**certificates**"). The issuing entity will exchange the notes and the certificates for the receivables and certain other assets from the depositor pursuant to the Sale and Servicing Agreement among the issuing entity, the servicer and the depositor (the "**Sale and Servicing Agreement**"). The notes that will be received by the depositor in exchange for the receivables, other than notes, if any, retained by the depositor or conveyed to affiliates of the depositor (the "**retained notes**"), are being offered hereby. The certificates will initially be held by the depositor but may be transferred by the depositor on or after the closing date.

Nissan Motor Acceptance Corporation ("**NMAC**") will be appointed to act as the servicer of the receivables (in that capacity, the "**servicer**"). The servicer will service the receivables pursuant to the Sale and Servicing Agreement and will be compensated for those services as described under "*Description of the Transfer and Servicing Agreements —Compensation for Servicer and Administrator*" in this prospectus.

Pursuant to agreements between NMAC and Nissan or Infiniti dealers (the "**Dealers**"), each Dealer will repurchase from NMAC those contracts that do not meet specified representations and warranties made by the Dealer. These Dealer repurchase obligations are referred to in this prospectus as "**Dealer Recourse**." Those representations and warranties relate primarily to the origination of the contracts and the perfection of the security interests in the related financed vehicles, and do not relate to the creditworthiness of the related obligors or the collectability of those contracts. The sales by the Dealers of installment contracts to NMAC do not generally provide for recourse against the Dealers for unpaid amounts in the event of a default by an obligor, other than in connection with the breach of the aforementioned representations and warranties.

Notes owned by the issuing entity, the depositor, the servicer and their respective affiliates will be entitled to all benefits afforded to the notes except that they generally will not be deemed outstanding for the purpose of making requests, demands, authorizations, directions, notices, consents or other actions under the Basic Documents unless the issuing entity, the depositor, the servicer or any of their respective affiliates, either individually or collectively, constitute all the owners of all the notes outstanding.

The issuing entity's principal offices are in [●], in care of [●], as owner trustee, at the address set forth below under "*The Owner Trustee and the Indenture Trustee*" in this prospectus. The fiscal year of the issuing entity begins on [●] of each year.

The depositor, on behalf of the issuing entity, will file with the Securities and Exchange Commission (the "**SEC**") periodic reports of the issuing entity required to be filed with the SEC under the Securities Exchange Act of 1934, as amended (the "**1934 Act**"), and the rules and regulations of the SEC thereunder. For more information on where you can obtain a copy of these and other reports, you should refer to "*Reports to Noteholders*" in this prospectus.

Capitalization and Liabilities of the Issuing Entity

The following table illustrates the expected assets of the issuing entity as of the closing date:

Receivables ([Adjusted] Pool Balance)	$	[●]
Reserve Account – Initial Balance	$	[●]
[YSOC Amount]	$	[●]
Total	$	[●]

The following table illustrates the expected liabilities of the issuing entity as of the closing date:

Class A-1 notes	$	[●]
Class A-2[a] notes	$	[●]
[Class A-2b notes	$	[●]
Class A-3 notes	$	[●]
Class A-4 notes	$	[●]
Total	$	[●]

Property of the Issuing Entity

After giving effect to the transactions described in this prospectus, the property of the issuing entity will include:

1. the receivables (including all related receivables files);

2. the Collection Account and the Reserve Account and funds on deposit therein;

3. security interests in the Financed Vehicles and any related property;

4. amounts due or collected under the receivables after the close of business on [●] (the "**cut-off date**");

5. the rights to proceeds from claims on physical damage, credit, life and disability insurance policies covering the Financed Vehicles or the obligors;

6. NMAC's right to receive payments from Dealers pursuant to repurchase by the Dealers of receivables which do not meet specified representations made by the Dealers;

7. the rights of the depositor under, as applicable, [the Interest Rate [Cap] [Swap] Agreement(s),] the Sale and Servicing Agreement and the Purchase Agreement;

8. the right of the depositor to realize upon any property (including the right to receive future net liquidation proceeds) that secures a receivable;

9. the right of the depositor to rebates of premiums and other amounts relating to insurance policies and other items financed under the receivables in effect as of the cut-off date; and

10. all proceeds of the foregoing.

The Collection Account and the Reserve Account will initially be established with and maintained by [●] as the indenture trustee (the "**indenture trustee**") [and, if applicable, the swap counterparty to secure payments on the Notes under the Interest Rate Swap Agreement(s), if any].

Holders of the notes and certificates will be dependent on payments made on the receivables and proceeds received in connection with the sale or other disposition of the related Financed Vehicles for payments on the notes and certificates. Pursuant to the Purchase Agreement, NMAC will sell and assign to the depositor, without recourse, its entire interest in the receivables, including the security interest in the Financed Vehicles. On the closing date, the depositor will transfer and assign to the issuing entity, without recourse, pursuant to the Sale and Servicing Agreement, its entire interest in the receivables, including the security interests in the Financed Vehicles. See "*Material Legal Aspects of the Receivables—Security Interests*" in this prospectus.

THE OWNER TRUSTEE AND THE INDENTURE TRUSTEE

The Owner Trustee

[●], the owner trustee, is a [●]. [Insert disclosure about owner trustee required under Items 1109, 1117 and 1119 of Regulation AB.]

The fees and expenses and indemnity payments of the owner trustee due pursuant to the Trust Agreement will be paid by the administrator under the Administration Agreement. To the extent these fees and expenses and indemnity payments are unpaid for at least 60 days, they will be payable out of Available Amounts as described in "*Distributions on the Notes—Priority of Payments*" and "*Distributions on the Notes—Post-Acceleration Priority of Payments*" in this prospectus.

For a description of the roles and responsibilities of the owner trustee, see "*Description of the Trust Agreement*" in this prospectus.

The Indenture Trustee

[●] will act as indenture trustee under the Indenture. [●] is a [●]. [Insert disclosure about indenture trustee required under Items 1109, 1117 and 1119 of Regulation AB.]

At all times, the indenture trustee or its parent must have a long-term debt rating of Baa3 or its equivalent rating or better, or otherwise acceptable to each of the Rating Agencies. The indenture trustee must at all times satisfy all applicable requirements of the Trust Indenture Act of 1939 (the "**TIA**"), and in addition, have a combined capital and surplus of at least $50,000,000 (as set forth in its most recently published annual report of condition).

The indenture trustee's liability in connection with the issuance and sale of the notes is limited solely to the express obligations of that indenture trustee set forth in the Indenture. The indenture trustee may resign at any time, in which event the servicer, or its successor, will be obligated to appoint a successor thereto. Noteholders representing at least a majority of the outstanding principal amount of the notes may remove the indenture trustee at any time and appoint a successor indenture trustee by so notifying the indenture trustee in writing. The administrator of the issuing entity may also remove the indenture trustee if the indenture trustee becomes insolvent

or bankrupt, becomes subject to a receiver that takes charge of it or its property, ceases to be eligible to continue in that capacity under the Indenture, or otherwise becomes legally or practically incapable of fulfilling its duties under the Indenture. In those circumstances, the servicer will be obligated to appoint a successor thereto. Any resignation or removal of the indenture trustee and appointment of a successor trustee will not become effective until acceptance of the appointment by the successor.

NMAC, the depositor and their respective affiliates may maintain normal commercial banking relationships with the indenture trustee and its affiliates.

The fees and expenses and indemnity payments of the indenture trustee due pursuant to the Indenture will be paid by the administrator under the Administration Agreement. To the extent these fees and expenses and indemnity payments are unpaid for at least 60 days, they will be payable out of Available Amounts as described in "*Distributions on the Notes—Priority of Payments*" and "*Distributions on the Notes—Post-Acceleration Priority of Payments*" in this prospectus.

For a description of the roles and responsibilities of the indenture trustee, see "*Description of the Indenture*".

THE DEPOSITOR

NARC II, the depositor, is a wholly-owned subsidiary of NMAC and was incorporated in the State of Delaware on November 9, 2000. The depositor was organized for limited purposes, which include purchasing receivables from NMAC and transferring those receivables to third parties.

The certificate of incorporation of the depositor limits the activities of the depositor to the following purposes:

1. acquire rights and interest in and to (including any beneficial interests in and to) receivables or leases arising out of or relating to the sale or lease of vehicles, moneys due under the receivables and the leases, security interests in the related financed or leased vehicles and proceeds from claims on the related insurance policies (collectively, the "**Depositor Interests**");

2. acquire, own and assign the Depositor Interests, the collateral securing the Depositor Interests, related insurance policies, agreements with dealers or obligors or other originators or servicers of the Depositor Interests and any proceeds or rights thereto;

3. transfer the Depositor Interests to an issuing entity pursuant to one or more pooling and servicing agreements, sale and servicing agreements or other agreements (each, a "**Transfer Agreement**") to be entered into by, among others, NARC II, the related trustee and the servicer of the Depositor Interests;

4. authorize, sell and deliver any class of certificates issued by the issuing entities under the Transfer Agreements;

5. acquire from NMAC the certificates issued by one or more trusts to which NMAC or one of its subsidiaries transferred the Depositor Interests;

6. issue, sell, authorize and deliver one or more series of notes secured by or collateralized by one or more pools of Depositor Interests or by certificates issued by one or more trusts;

7. hold and enjoy all rights and privileges of any certificates or notes issued by the issuing entities to NARC II under the Transfer Agreements;

8. loan to affiliates or others or otherwise invest or apply funds received as a result of NARC II's interest in any of the notes or certificates and any other income;

9.   perform its obligations under the Transfer Agreements and any indenture or other agreement; and

10. engage in any activity and exercise any powers permitted to corporations under the laws of the State of Delaware that are related or incidental to the foregoing.

Since its formation in November 2000, NARC II has been the depositor in each of NMAC's retail securitization transactions, and has not participated in or been a party to any other financing transactions. For more information regarding NMAC's retail securitization program, you should refer to "*The Sponsor—Securitization*" in this prospectus.

On the closing date, the depositor will convey the receivables to the issuing entity in exchange for the notes and certificates. The depositor will then sell the notes to the underwriters pursuant to an underwriting agreement.

The depositor initially will retain [all] [[●]%] of the certificates. As the holder of certificates, the depositor will have various rights and obligations under the Trust Agreement, including the right to direct the owner trustee (i) to remove the administrator of the issuing entity, and (ii) to appoint a successor administrator upon resignation and removal of the administrator of the issuing entity. Notwithstanding the foregoing, the rights of any holder of the certificates to take any action affecting the issuing entity's property will be subject to the rights of the indenture trustee under the Indenture. For more information regarding the rights and obligations of the depositor upon the initial issuance of the notes, you should refer to "*Description of the Trust Agreement*" in this prospectus.

The principal executive offices of NARC II are located at One Nissan Way, Room 5-124, Franklin, Tennessee 37067 and its telephone number is (615) 725-1121.

THE SPONSOR

General

NMAC was incorporated in the state of California in November 1981 and began operations in February 1982. NMAC is a wholly owned subsidiary of Nissan North America, Inc. ("**NNA**"), the primary distributor of Nissan and Infiniti vehicles in the United States. NNA is a direct wholly owned subsidiary of Nissan Motor Co., Ltd., a Japanese corporation ("**NML**"), which is a worldwide manufacturer and distributor of motor vehicles and industrial equipment.

NMAC provides indirect retail automobile and light-duty truck sale and lease financing by purchasing retail installment contracts and leases from Dealers in all 50 states of the United States. NMAC also provides direct wholesale financing to many of those Dealers by financing inventories and other dealer activities such as business acquisitions, facilities refurbishment, real estate purchases and working capital requirements.

The principal executive offices of NMAC are located at One Nissan Way, Franklin, Tennessee 37067. NMAC also has a centralized operations center in Irving, Texas that performs underwriting, servicing and collection activities. Certain back office operations, including finance, accounting, legal and human resources, have been reorganized as functional departments under NNA. NMAC's primary telephone number is (214) 596-4000.

NMAC is an indirect wholly-owned subsidiary of NML. Although NML is not guaranteeing the issuing entity's obligations under the notes, NML's financial condition may affect NMAC's ability to service the receivables. See "*Risk Factors—Adverse events with respect to NMAC or its affiliates may affect the timing of payments on your notes or have other adverse effects on your notes*" in this prospectus.

Securitization

Since 2000, one of the primary funding sources for NMAC has been the packaging and sale of retail installment contracts, loans and leases through asset-backed securitization transactions (each, an "**Asset-Backed Securitization**"). These retail installment contracts, loans and leases are purchased by NMAC from Dealers or are loans made by NMAC to Dealers. NMAC generally holds these loans and leases for an interim period prior to

34

transferring them in connection with an Asset-Backed Securitization transaction. During this interim period, NMAC's financing needs are met, in part, through the use of warehouse finance facilities. These warehouse finance facilities are provided by a number of financial institutions and provide liquidity to fund NMAC's acquisition of retail installment contracts, loans and leases. These warehouse facilities are sometimes structured as secured revolving loan facilities.

For the fiscal years ended March 31, 20[●], 20[●], 20[●], 20[●]and 20[●] and for the [●] months ended [●], NMAC securitized approximately $[●] billion, $[●] billion, $[●] billion, $[●] billion, $[●] billion and $[●] billion, respectively, through public Asset-Backed Securitization debt offerings.

A significant portion of NMAC's assets are sold in Asset-Backed Securitization transactions, although the assets remain on NMAC's balance sheet. These assets support payments on the Asset-Backed Securitization securities and are not available to NMAC's creditors generally. At [●], NMAC had approximately $[●] billion, or [●]% of its consolidated assets, pledged in connection with Asset-Backed Securitization transactions. NMAC expects that Asset-Backed Securitization debt offerings will continue to be a material funding source for NMAC. For information regarding NMAC's experience in securitizing other types of assets, you should refer to "*The Sponsor—Securitization*" in this prospectus. No public securitizations sponsored by NMAC have defaulted or experienced an early amortization triggering event in any material respect.

NMAC's auto loan Asset-Backed Securitization program was first established and utilized for the Nissan Auto Receivables 1986-A Grantor Trust transaction. For more information regarding NMAC's experience with respect to its entire portfolio of new, near-new and used Nissan and Infiniti motor vehicle retail installment contracts, you should refer to "*Prepayments, Delinquencies, Repossessions and Net Credit Losses,*" "*Static Pool Information Regarding Certain Previous Securitizations*" and "*Historical Pool Performance*" in this prospectus.

Credit Risk Retention

The depositor, a wholly owned subsidiary of NMAC, will be the initial holder of [a portion of] the issuing entity's certificates. NMAC, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the certificates. The certificates represent 100% of the beneficial interest in the issuing entity and, as of the closing date, NMAC expects that[the certificates will have a face amount of $[●]] [the residual value of the issuing entity's assets, after payment in full of the notes, will be $[●]], which is equal to approximately [●]% of the [adjusted] pool balance as of the [statistical] cutoff date.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[*For securities issued after December 24, 2016:*]

 [Pursuant to Regulation RR, NMAC is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. NMAC intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an ["eligible vertical interest"] [and an] ["eligible horizontal residual interest"] in an [aggregate] amount equal to at least 5% of [the fair value of] all of the notes and certificates issued by the issuing entity.]

[*Retained vertical interest*: The eligible vertical interest retained by the depositor will take the form of at least [●]% of each class of notes and certificates issued by the issuing entity, though the depositor may retain more than [●]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under "*The Notes*," and the material terms of the certificates are described in this prospectus under "*The Certificates*."

In accordance with Regulation RR, if the amount of the eligible vertical interest retained by the depositor at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. [This disclosure will be made on [Form 8-K] filed under the CIK number of the depositor.]]

[*Retained horizontal interest*: The eligible horizontal residual interest retained by the depositor will take the form of the issuing entity's certificates, which NMAC expects to have a fair value of [between $[●] and] $[●], which is [between [●]% and] [●]% of the fair value of all of the notes and certificates issued by the issuing entity.

NMAC determined the fair value of the notes and the issuing entity's certificates in accordance with the fair value assessment described in the FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("**ASC 820**"), under generally accepted accounting principles. Under ASC 820, fair value of the notes and the certificates generally would be the price that would be received by the seller in a sale of the notes and certificates, respectively, in an orderly transaction between unaffiliated market participants. Under the ASC 820, buyers and sellers are both assumed to be knowledgeable and possess a reasonable understanding of the asset using all available information. Additionally, both the buyer and the seller are assumed to be able and willing to transact without an external force specifically compelling them to do so. Forced sales, forced liquidations and distress sales are not considered to be "orderly transactions."

ASC 820 establishes a fair value hierarchy with the following three levels, where Level 1 is the highest priority because it is the most objective and Level 3 is the lowest priority because it is the most subjective:

- Level 1: Fair value is calculated using observable inputs that reflect quoted prices for identical assets or liabilities in active markets;

- Level 2: Fair value is calculated using inputs other than quoted priced included in Level 1 that are observable for the asset or liability either directly or indirectly; and

- Level 3: Fair value is calculated using unobservable inputs, such as the sponsor's data.

NMAC believes that the fair value of the notes may be calculated using observable inputs categorized within Level 2 of the fair value hierarchy assessment of ASC 820, reflecting the use of inputs derived from prices for similar instruments. For the issuing entity's certificates, NMAC determined that the fair value should be measured using Level 3 inputs, which include data not observable in the market and which reflect NMAC's judgment regarding the assumptions market participants would use in pricing the certificates in a hypothetical sale.

The fair value of the notes is assumed to be equal to the initial principal amount, or par. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Assumed Interest Rate
Class A-1	__%
Class A-2[a]	__%
[Class A-2b]	one-month LIBOR + __%]
Class A-3	__%
Class A-4	__%

These interest rates are estimated based on recent pricing of asset-backed notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk [given the collateral and credit enhancement][for publicly registered asset-backed notes secured by motor vehicle receivables in transactions sponsored by NMAC].

To calculate the fair value of the issuing entity's certificates, NMAC used a discounted cash flow method, which is calculated using the forecasted cash flows payable to the certificateholder discounted at yield intended to reflect a hypothetical market yield. NMAC used an internal model to project future interest payments and principal payments on the receivables to be transferred to the issuing entity, the interest principal payments on each class of notes, the servicing fee, [net payments due under the interest rate swap agreement(s)] and [deposits necessary to fund the reserve account to an amount equal to the specified reserve account balance]. The forecasted cash flow model assumes that the administrator (and not the issuing entity) will pay the indenture trustee, owner trustee and asset representations reviewer fees and expenses. The resulting net cash flows to the certificateholder are discounted to their present value using an expected market yield which takes into account the first loss exposure of the certificate cash flows and the credit risks of the receivables.

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In connection with the discounted cash flow calculation described above and after considering NMAC's actual historical performance of its previous securitized portfolios of retail installment contracts (see "*Static Pool Information*" below), the composition of the receivables pool to be transferred to the issuing entity, trends in used vehicle values and general macroeconomic conditions, NMAC made the following additional assumptions:

● the Class A-1 notes [and the Class A-2b notes] will be paid interest at the "Assumed Interest Rate" described above on the basis of the actual number of days in an interest accrual period and a 360-day year;

● the Class A-2[a] notes, Class A-2 notes and Class A-4 notes will be paid interest at the "Assumed Interest Rate" described above on the basis of a 360-day year consisting of twelve 30-day months;

● interest and principal payments on the receivables are calculated using the hypothetical pools and related pool characteristics described under "*Weighted Average Life of the Notes*";

● [the receivables prepay in full at a [   ]% ABS rate based on amortization arising from both prepayments and losses, where "ABS" means the "Absolute Prepayment Model" and which represents an assumed rate of prepayment each month relative to the original number of receivables in a pool of receivables monthly; this assumption used to calculate the fair vale of the certificates is different than the assumptions used to generate the ABS Tables set forth in "*Weighted Average Life of the Notes*"];

● [the voluntary prepayment rate of the receivables (the "**CPR**") and the delinquency rate ("**CDR**") of the receivables (which affects the timing of cashflows), each as a percentage of the prior month's receivables balance, occur each month as set forth below:

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Month	CPR	Month	CPR	Month	CPR
1	%	17	%	33	%
2	%	18	%	34	%
3	%	19	%	35	%
4	%	20	%	36	%
5	%	21	%	37	%
6	%	22	%	38	%
7	%	23	%	39	%
8	%	24	%	40	%
9	%	25	%	41	%
10	%	26	%	42	%
11	%	27	%	43	%
12	%	28	%	44	%
13	%	29	%	45	%
14	%	30	%	46	%
15	%	31	%	47	%
16	%	32	%	48	%

Month	CDR	Month	CDR	Month	CDR
1	%	17	%	33	%
2	%	18	%	34	%
3	%	19	%	35	%
4	%	20	%	36	%
5	%	21	%	37	%
6	%	22	%	38	%
7	%	23	%	39	%
8	%	24	%	40	%
9	%	25	%	41	%
10	%	26	%	42	%
11	%	27	%	43	%
12	%	28	%	44	%
13	%	29	%	45	%
14	%	30	%	46	%
15	%	31	%	47	%]

● cumulative net losses on the receivables, as a percentage of the aggregate cut-off date principal balance, occur each month at the following rates:

Month	CNL	Month	CNL	Month	CNL
1	%	17	%	33	%
2	%	18	%	34	%
3	%	19	%	35	%
4	%	20	%	36	%
5	%	21	%	37	%
6	%	22	%	38	%
7	%	23	%	39	%
8	%	24	%	40	%
9	%	25	%	41	%
10	%	26	%	42	%
11	%	27	%	43	%
12	%	28	%	44	%
13	%	29	%	45	%
14	%	30	%	46	%
15	%	31	%	47	%
16	%	32	%	48	%

● the servicer [exercises its option to purchase the issuing entity's property (other than the Reserve Account) at the earliest time such option may be exercised][does not exercise its option to purchase the issuing entity's property (other than the Reserve Account)];

● the amount on deposit in the Reserve Account is released to the certificateholder on the distribution date on which the notes are paid in full; and

● projected cash flows to the certificateholder are discounted at [ ]% (which reflects an expected market yield derived using qualitative factors which take into account the first loss exposure of the certificate cash flows and credit risk of the receivables [due to the lack of an actively traded market in residual interests similar to the issuing entity's certificates).]

Based upon the foregoing inputs and assumptions, [the fair value of the issuing entity's certificates will be $[   ], which is [ ]% of the aggregate fair value of the notes and the certificates][the fair value of the issuing entity's certificates is expected to represent at least [5]% of the sum of the fair value of the notes and the certificates on the closing date]. NMAC believes that the inputs and assumptions described above could have a significant impact on the fair value calculation, and a differing opinion regarding the appropriate inputs and assumptions could materially change the determination of the fair value of the certificates. Further, the actual characteristics of the receivables to be transferred to the issuing entity on the closing date differ from the assumptions described above (for example, the use of hypothetical pools rather than the individual characteristics of each receivable) and the actual performance of the receivables is likely to differ from the assumed performance (such as the actual timing and amount of net losses on the receivables). Consequently, the present value of the projected cash flows on the certificates is expected to vary somewhat from the discounted actual cash flows on the certificates[, and you should not assume that the fair value of the issuing entity's certificates will be equal to or greater than the present value of the actual cash flows on the certificates.

NMAC will recalculate the fair value of the notes and the issuing entity's certificates following the closing date to reflect the issuance of the notes and any changes in the methodology or inputs and assumptions described above, such as any difference between the Assumed Interest Rates and the actual interest rates on the notes. The fair value of the certificates as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount will be included in the first Form 10-D filed by the depositor after the closing date, together with a description of any changes in the method or inputs and assumptions used to calculate the fair value.]

As described under "*Distributions on the Notes—Priority of Payments*" and "*Post-Acceleration Priority of Payments*" below, payments holders of the issuing entity's certificates on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. In accordance with the requirements for an "eligible horizontal residual interest" under Regulation RR, on any distribution date on which the issuing entity has insufficient funds to make all of the distributions described under "*Distributions on the Notes—Priority of Payments*", any resulting shortfall will, through operation of the priority of payments, reduce amounts payable to the holders of the certificates prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The material terms of the notes are described in this prospectus under "*The Notes*," and the other material terms of the certificates are described in this prospectus under "*The Certificates*."]

The portion of the depositor's retained economic interest that is intended to satisfy the requirements of Regulation RR will not be transferred or hedged except as permitted under Regulation RR. [The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of NMAC [on or] after the closing date.]

THE SERVICER

NMAC will be the servicer. NMAC has been servicing motor vehicle receivables for over two decades. NMAC offers indirect automotive consumer loan and lease financing and direct dealer financing through (and to) Nissan and Infiniti dealers (and solely with respect to wholesale financing, affiliates of Nissan and Infiniti dealers) in the United States. NMAC is the servicer for all of the loans and leases that it finances. For a description of the servicing procedures NMAC will utilize in servicing the receivables, see "*The Receivables—Servicing of the Receivables*" in this prospectus. Although NMAC may be replaced or removed as servicer upon the occurrence of certain events, including the occurrence of a servicer default (as defined under the applicable financing documents), NMAC generally expects to service the loans and leases financed in an asset-backed securitization transaction for the life of that transaction. The servicer may not resign from its obligations and duties under the Servicing Agreement unless it determines that the duties thereunder are no longer permissible under applicable law. For more information regarding the circumstances under which NMAC may be replaced or removed or may resign as servicer of the receivables, you should refer to "*Description of the Transfer and Servicing Agreements —Servicer Resignation and Termination*" in this prospectus.

THE ORIGINATOR

NMAC is responsible for originating the receivables included in the transaction described in this prospectus. NMAC offers indirect automotive consumer loan and lease financing and direct dealer financing through (and to) Nissan and Infiniti dealers (and solely with respect to wholesale financing, affiliates of Nissan and Infiniti dealers) in the United States. During the [●] months ended [●], approximately [●]% of NMAC's total revenues came from retail loans, approximately [●]% from retail lease financing and approximately [●]% from wholesale financing.

The following chart provides, respectively, market penetration information regarding Nissan and Infiniti motor vehicles purchased in the United States and NMAC's total revenues from retail loans for the fiscal years ended March 31, 20[●], 20[●], 20[●], 20[●] and 20[●]; and for the [●] months ended [●], 20[●] and 20[●].

Overview of NMAC Retail Installment Contract Financing Operations

	For the [●] Months Ended [●],		For the Twelve Months Ended March 31,				
	2014	2013	2014	2013	2012	2011	2010
Number of retail installment contracts purchased by NMAC[(1)]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Revenues[(2)]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]

[(1)]   Includes receivables originated in the United States only.
[(2)]   Dollars in thousands. Includes receivables originated in the United States and Mexico.

NMAC primarily purchases retail installment contracts for New, Near-new, used and certified pre-owned vehicles from Nissan and Infiniti franchise Dealers. A used vehicle is defined as any pre-owned Nissan or Infiniti vehicles four or five model years old, and other makes of pre-owned vehicles up to five model years old. Certified vehicles are Nissan or Infiniti vehicles which have been inspected by Dealers and meet published standards. Retail installment contracts that are purchased are required to comply with NMAC's underwriting standards, which emphasize, among other factors, the applicant's willingness and ability to pay, and the value of the vehicle to be financed, and other requirements under existing agreements between NMAC and the Dealers. After purchasing the financing contracts, NMAC has responsibility for contract administration and collection. See "*The Receivables— Underwriting Procedures*" in this prospectus.

The retail installment contracts NMAC acquires from the Dealers are assigned to NMAC. NMAC also takes steps under the relevant laws of the state in which the related financed vehicle is located to perfect its security interest, including, where applicable, having a notation of NMAC's lien recorded on the related certificate of title and, where permitted by law, obtaining possession of that certificate of title. As a result, NMAC has the right to repossess the assets if customers fail to meet contractual obligations as well as the right to enforce collection actions against the obligors under the contracts. Upon default and after repossession, NMAC sells the vehicles through auctions. Substantially all of NMAC's retail financing receivables are non-recourse to the Dealers, which relieves the Dealers from financial responsibility in the event of repossession.

THE ASSET REPRESENTATIONS REVIEWER

[●], a [●], has been appointed as asset representations reviewer pursuant to an agreement between the sponsor, the servicer, the depositor, the indenture trustee and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle receivables.]

The asset representations reviewer is not affiliated with the sponsor, the servicer, the indenture trustee, the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an

underwriter to perform pre-closing due diligence work on the receivables. The asset representation reviewer may not resign unless (a) the asset representation reviewer is merged into or becomes an affiliate of the sponsor, the servicer, the indenture trustee, the owner trustee or any person hired by the sponsor or any underwriter to perform pre-closing due diligence work on the receivables or (b) upon a determination that the performance of its duties under the asset representation review agreement is no longer permissible under applicable law. Upon the occurrence of one of the foregoing events, the asset representations reviewer will promptly resign and the sponsor will appoint a successor asset representations reviewer. Further, the indenture trustee, at the direction of noteholders evidencing a majority of the voting interests of the notes, shall terminate the rights and obligations of the asset representations reviewer upon the occurrence of [insert description of asset representations reviewer events of default]. Upon a termination of the asset representations reviewer, the sponsor shall appoint a successor asset representations reviewer. The asset representations reviewer shall pay the expenses (including the fees and expenses of counsel) associated with the resignation or removal of the asset representations reviewer and the appointment of a successor asset representations reviewer.

The asset representations reviewer will be responsible for reviewing the Subject Receivables (as defined under "*Description of the Transfer and Servicing Agreements—Asset Representations Review*" below) for compliance with the representations and warranties made by the sponsor and the depositor on the receivables if the conditions described below under "*Description of the Transfer and Servicing Agreements—Asset Representations Review*" are satisfied. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under "*Description of the Transfer and Servicing Agreements—Asset Representations Review—Fees and Expenses for Asset Review*" below. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under "*Description of the Transfer and Servicing Agreements—Asset Representations Review*" below. The asset representations reviewer is not liable for any action taken, or not taken, in good faith under the asset representations review agreement. However, the asset representations reviewer will be liable for its willful misfeasance, bad faith, breach of agreement or negligence in performing its obligations. [Insert description of any indemnification provisions that entitle the asset representations reviewer to be indemnified from available amounts that otherwise would be used to pay holders of the notes.]

[THE CAP PROVIDER] [THE SWAP COUNTERPARTY]

[•] (the "**Bank**") will be the [swap counterparty][cap provider] if any floating rate notes are issued. The Bank is the principal subsidiary of [•], a [•]. The Bank is a [•] with its principal place of business located at [•].

[Insert disclosure required by Item 1115 of Regulation AB.]

Upon the occurrence of an event of default or termination event specified in each Interest Rate [Cap][Swap] Agreement, if any, the Interest Rate [Cap][Swap] Agreement may be replaced with a replacement interest rate [cap][swap] agreement as described in "*The Notes — Interest Rate [Cap][Swap] Agreement(s)*" in this prospectus.]

NMAC, the depositor and their respective affiliates may maintain normal commercial banking relationships with the [cap provider][swap counterparty] and its affiliates.

THE RECEIVABLES

The property of the issuing entity will generally consist of motor vehicle retail installment contracts or installment loans sold by the depositor to the issuing entity on the closing date (the "**receivables**") originated on or after [●] between the Dealers and retail purchasers (the "**obligors**"). The receivables were originated by Dealers in accordance with NMAC's requirements under agreements with Dealers governing the assignment of the receivables to NMAC. The receivables evidence the indirect financing made available by NMAC to the obligors. Each receivable is a simple interest contract and provides for level monthly payments that provide interest at a specified APR and fully amortizes the amount financed over an original term to maturity. The receivables are secured by new, near-new and used automobiles and light-duty trucks (collectively, the "**Financed Vehicles**"). "**Near-new**" automobiles and light-duty trucks are pre-owned vehicles that are not greater than three model-years old as of the

contract origination year. "**New**" vehicles may include "demonstration" vehicles, which are not titled in some states and may be classified as new or used vehicles in those states.

General

NMAC purchased the receivables from the Dealers in the ordinary course of business in accordance with NMAC's underwriting standards described in this prospectus under "—*Underwriting Procedures.*" The receivables to be held by the issuing entity were selected from those automobile and/or light-duty truck retail installment contracts in NMAC's portfolio that meet several criteria. NMAC generally selects a pool of receivables that is a representative sample of its overall portfolio of retail installment contracts, subject to the eligibility requirements described under "*Description of the Transfer and Servicing Agreements —Representations and Warranties; Remedies"* in this prospectus.

All of the receivables are simple interest contracts. In general, under a simple interest contract, as payments are received they are applied first to pay accrued interest; second, to pay principal until the principal balance is brought current; and third, to reduce any unpaid late charges or associated fees as provided in the receivable. Any remaining amounts are then applied to reduce the remaining principal balance of the receivable.

Because interest accrues daily throughout each payment period, if an obligor pays the fixed monthly installment in advance of the due date, the portion of the payment allocable to interest for that payment period will be less than it would be if the payment were made on the due date. Similarly, the portion of that monthly payment allocable to principal will be correspondingly greater. Conversely, if the obligor pays the fixed monthly installment after its due date, the portion of the payment allocable to interest for that payment period will be greater than it would be if the payment were made on the due date, and the portion of the payment allocable to principal will be correspondingly smaller. Accordingly, the timing and amount of prior payments will determine the amount of the scheduled final monthly payment.

Tangible and Electronic Contracting

Following dealer and customer signing of a tangible contract, the dealer sends the documentation constituting the tangible record related to the applicable receivable to an imaging center, where a third-party contractor images the documentation and transmits the image directly to the servicer's computer systems for review by the originator, and funding will occur if the documentation meets compliance and policy requirements. The imaged contract documents are available for use by personnel in the ordinary course of servicing the applicable receivable. Following the imaging, the original contract is shipped to a third-party document retention center that has various locations within the continental United States, which use sophisticated vaulting and security conditions and techniques including advanced fire suppression technology. The servicer may request retrieval of the original contract from the document retention center in the event of the need for re-imaging or for various servicing, re-assignment or enforcement purposes.

Approximately [●]% of the receivables (by aggregate principal balance as of the [statistical] cut-off date) were originated as electronic contracts. NMAC has contracted with a third-party to facilitate the process of creating and storing those electronic contracts. The third-party's technology system permits transmission, storage, access and administration of electronic contracts and is comprised of proprietary and third-party software, hardware, network communications equipment, lines and services, computer servers, data centers, support and maintenance services, security devices and other related technology materials that enable electronic contracting in the automobile retail industry. The third-party's system allows for the transmission, storage, access and administration of electronic contracts. Through use of the third-party's system, a Dealer originates electronic retail installment contracts and then transfers these electronic contracts to NMAC.

The third party system uses a combination of technological and administrative features that are designed to: (i) designate a single copy of the record or records comprising an electronic contract as being the single authoritative copy of the receivable; (ii) manage access to and the expression of the authoritative copy; (iii) identify NMAC as the owner of record of the authoritative copy; and (iv) provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of Record to a successor owner of record.

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Servicing of the Receivables

Monthly statements are delivered to obligors by: (1) mail, (2) provided to the obligors via their financial institution's website, or (3) provided to the obligors on NMAC's website. Generally, monthly payments are remitted by mail, a vendor web and phone-pay system, electronically through the customer's bank, Western Union, MoneyGram, NMAC Portal, or by an automated clearing system. Mailed payments are received and processed at a lockbox. A daily payment file is submitted to NMAC electronically and posted to the customer account. The lockboxes utilize optical character recognition billing statement coupons for automated processing.

On a weekly basis, NMAC transmits a look-up file to the lockbox vendor by a secure file transmittal protocol for account number verification and check identification. Payoffs, principal only payments, insurance checks and unidentified payments are out-sorted and forwarded to NMAC's operations center in Dallas, Texas ("**NCCD**"), for appropriate identification and processing. Payments associated with bankruptcies and recoveries are also processed at NCCD. Payments that cannot be identified are deposited and entered into the Unidentified Payment System and a letter is mailed to the remitter requesting them to contact NCCD with the correct account number. Payments that cannot be deposited because they are damaged, blank or not signed are returned to the customer and the legacy system is documented accordingly.

Under NMAC's current servicing policies, NMAC considers a receivable to be past due when the obligor fails to make at least 80% of a payment by the due date and delinquent when 20% or more of a scheduled payment is past due for 15 days. If a payment is delinquent, NMAC may soon thereafter attempt to initiate telephone contacts and may mail notices requesting payment. Since August 2000, NMAC has utilized behavioral based campaigns in its collection activities. The behavioral based campaigns are comprised of two areas in addressing delinquent obligors. The first assesses the risk of the delinquent obligor through a behavioral scoring algorithm. The algorithm prioritizes the obligor from high to low risk and calling campaigns are structured to target high-risk obligors. Secondly, based on the score, management determines the best strategy for past due letters. Assessing the score allows the managers to focus resources on higher risk obligors. Lower risk obligors may receive no communication from NMAC unless the delinquency becomes more severe. When an obligor becomes delinquent by 45 days or more, the account is assigned to the Consumer Collections Mid-Stage Unit where the account becomes the responsibility of one person. A Customer Account Representative will work with the obligor, utilizing a collection strategy that incorporates accountability, follow-up calls and regionalization. If the delinquent receivable cannot be brought current or completely collected within 60 days, the account will be assigned to the Late-Stage Collections & Recovery Unit and assigned to a new Consumer Collections Representative until resolution (repayment, charge-off, etc.). If the account reaches 90 days delinquency, the account is assigned to a Senior Loss Recovery Representative and NMAC generally attempts to repossess the vehicle while still trying to collect the payments. If the account reaches 120 days without being repossessed or payments received, it is charged off. After charge off, in limited circumstances, we may reverse the charge-off when the obligor agrees to bring the receivable current and it would not be feasible to repossess the vehicle. However, in those circumstances, the receivable will still be treated as a defaulted receivable for purposes of the Transfer and Servicing Agreements. NMAC holds repossessed vehicles in inventory to comply with any applicable statutory requirements for reinstatement and then sells those vehicles. Any deficiencies remaining after repossession and sale of the vehicle or after the full charge-off of the receivable are pursued by or on behalf of NMAC to the extent practicable and legally permitted.

Insurance on Financed Vehicles

Each receivable requires the related obligor to maintain specific levels and types of insurance coverage to protect the Financed Vehicle against loss. NMAC requires evidence of insurance coverage by the obligors at the time of origination of the receivables, but performs no verification of continued coverage after origination. NMAC will not be obligated to make payments to the issuing entity for any loss as to which third-party insurance has not been maintained, except to the extent of its obligations under the Purchase Agreement.

Extensions

On occasion, NMAC may extend the term of a receivable if the obligor requests such extension, the extension will result in the obligor's payments under the receivable being brought current and the obligor agrees to continue to make monthly payments (each, a "**Term Extension**"). NMAC also grants extensions as required by

state or federal law. NMAC has established authority levels for approval of Term Extensions. Under NMAC's current servicing policies, and subject to the requirements of state and federal law, Term Extensions do not exceed six months in the life of the receivable. See "*Description of the Transfer and Servicing Agreements —Modifications of Receivables*" in this prospectus.

Characteristics of the Receivables

NMAC purchased the receivables from the Dealers in the ordinary course of business in accordance with NMAC's underwriting standards. Although NMAC generally selects a pool of receivables that is a representative sample of its overall portfolio, it is possible that delinquencies or losses on the receivables could exceed those on other retail installment contracts included in NMAC's portfolio of retail installment contracts for new, near-new and used automobiles and light-duty trucks. On or before the closing date, NMAC will sell the receivables and other assets relating thereto to the depositor. The depositor will, in turn, transfer the receivables and other assets relating thereto to the issuing entity on the closing date pursuant to the Sale and Servicing Agreement in exchange for the notes and the certificates. The notes that will be received by the depositor in exchange for the receivables are being offered by this prospectus (other than the Retained notes, if any). NMAC will continue to service the receivables.

The receivables to be held by the issuing entity will be selected from those automobile and/or light-duty truck retail installment contracts in NMAC's portfolio that meet several criteria. Each of the depositor and NMAC will make certain representations and warranties with respect to the receivables which, if breached, could result in the depositor or NMAC, as applicable, being required to repurchase the related receivable. See "*Description of the Transfer and Servicing Agreements —Representations and Warranties; Remedies*" in this prospectus.

[The information concerning the receivables presented throughout this prospectus are based on the receivables in the statistical pool described in this prospectus as of the statistical cut-off date. The statistical pool consists of a portion of the receivables owned by NMAC or its affiliates that met the criteria below as of the statistical cut-off date. The receivables pool sold to the issuing entity on the closing date will be selected from the statistical pool or from other receivables owned by the sponsor. The characteristics of the receivables pool sold to the issuing entity on the closing date as of the cut-off date may vary somewhat from the characteristics of the receivables in the statistical pool described in this prospectus as of the statistical cut-off date illustrated in the tables below, but the sponsor and the depositor do not expect that any variance between the characteristics of the receivables in the statistical pool described in this prospectus and the receivables sold to the issuing entity on the closing date will be material.]

As of the [statistical] cut-off date, each receivable to be acquired by the issuing entity on the closing date:

• had a contractual annual percentage rate ("**APR**") between [●]% and [●]%;

• had a remaining term to maturity, as of the [statistical] cut-off date, of not less than [●] payments and not greater than [●] payments;

• had an original principal balance of not more than $[●] and a remaining principal balance as of the [statistical] cut-off date of not less than $[●] or more than $[●]; and

• was originated on or after [●].

[The receivables in the statistical pool as of the statistical cut-off date had an aggregate principal balance of $[●]. The receivables sold to the issuing entity on the closing date will, as of the cut-off date, have an aggregate principal balance of at least $[●].]

There are no material direct or contingent claims that parties other than the secured parties under the Indenture have on any receivable.

Underwriting Procedures

NMAC purchases automobile and light-duty truck retail installment contracts from Dealers located throughout the United States. These contracts are underwritten using NMAC's standard underwriting procedures. The receivables are originated by the Dealers in accordance with NMAC's requirements under existing Dealer Agreements and are purchased in accordance with NMAC's underwriting procedures and other requirements, as described below. NMAC's underwriting procedures emphasize, among other factors, the applicant's willingness and ability to pay and the value of the vehicle to be financed.

NMAC requires that retail installment contract applications received from the Dealers be signed by the applicant. In addition, NMAC requests that the applicant provide his or her name, address, social security number, residential status, source and amount of monthly income and amount of monthly rent or mortgage payment, if applicable, in the application. Upon receipt, NMAC obtains one or more credit reports from Equifax, Experian and/or TransUnion. NMAC's credit decision is influenced by the information provided by the applicant in the application and the credit scores reflected in the credit bureau reports.

Upon receipt, retail installment contract applications are first processed through NMAC's computer auto-decisioning system. The auto-decisioning system considers an applicant's FICO®[1] score, as well as other credit related metrics of the loan (such as the minimum number of positive credit items or maximum level of derogatory credit items on an applicant's credit history) when selecting applications to approve, reject or forward for review by an NMAC credit analyst. An application may be forwarded for review by an NMAC credit analyst because, for example, one or more credit-related criteria are not within certain guidance levels. After receiving the application for review, the NMAC credit analyst will evaluate the application in accordance with NMAC's written underwriting guidelines and then either approve the application, reject the application or forward the application for review by an NMAC credit analyst with higher approval authority, depending on the circumstances and the authority level and experience of the credit analyst.

[●] receivables, having an aggregate principal balance of $[●] (approximately [●]% of the aggregate principal balance of the receivables as of the [statistical] cut-off date) were automatically approved by NMAC's auto-decisioning system, while [●] receivables, having an aggregate principal balance of $[●] (approximately [●]% of the aggregate principal balance of the receivables as of the [statistical] cut-off date) were evaluated and approved by an NMAC credit analyst with appropriate authority in accordance with NMAC's written underwriting guidelines. [As described in this prospectus, NMAC does not consider any of the receivables in the [statistical] pool to constitute exceptions to NMAC's written underwriting guidelines.]

NMAC makes its final credit decision based upon its assessment of the degree of credit risk with respect to each retail installment contract applicant. NMAC also uses a repeat customer algorithm to grant pre-approvals to existing retail installment contract customers. As discussed further under "*The Receivables—Credit Scores*" below, NMAC utilizes risk models developed by Fair Isaac Corporation. These FICO® scores allow Dealers to evaluate customers' credit quality during the hours that NMAC is not open for business.

NMAC uses risk-based pricing that includes a tiered system of interest rates and advance rates representing different ranges of credit risk. If NMAC considers an obligor to be relatively less credit-worthy (and, as a result, a greater risk), NMAC will assign the obligor a higher interest rate and a lower permissible advance rate.

Credit Scores

As of the [statistical] cut-off date, the weighted average FICO® score of the receivables, excluding receivables for which no FICO® score is available (the "**Non-Zero Weighted Average Credit Score**") is [●], with the minimum FICO® score being [●] and the maximum FICO® score being [●].

NMAC, like most of the auto finance industry, utilizes a generic score developed by Fair Isaac Corporation. This FICO® score is sold through the three major credit reporting agencies, each using a different trade name for the

---

[1]FICO® is a federally registered trademark of Fair Isaac Corporation.

product. NMAC purchases the automobile specific version of FICO®. FICO® scores are based solely on independent third party information from the credit reporting agency. The accuracy of independent third-party information provided to the credit reporting agency cannot be verified. An applicant's credit score is one of several factors that are used by NMAC to determine its credit decisions. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the receivables. See "*Risk Factors—Credit scores and historical loss experience may not accurately predict the likelihood of losses on the motor vehicle loans*" in this prospectus. The table below illustrates the distribution of receivables by FICO® Score.

No selection procedures believed to be adverse to the noteholders were utilized in selecting the receivables from qualifying retail installment contracts. The receivables were not selected on the basis of their APRs, except to ensure that each receivable's APR fell within the range set forth under "*—Characteristics of the Receivables*" above.

Distribution by FICO® Score of the Receivables

The distribution of the receivables as of the [statistical] cut-off date by FICO® score was as follows:

Distribution by FICO® Score of the Receivables	Number of Receivables	Percentage of Total Number of Receivables (%)	[Statistical] Cut-off Date Principal Balance ($)	Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)
640 – 650	[●]	[●]%	$ [●]	[●]%
651 – 700	[●]	[●]	[●]	[●]
701 – 750	[●]	[●]	[●]	[●]
751 – 800	[●]	[●]	[●]	[●]
801 – 850	[●]	[●]	[●]	[●]
851 – 885	[●]	[●]	[●]	[●]
Total[1]	**[●]**	**100.00%**	**$ [●]**	**100.00%**

---
[1]   Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

The receivables in the aggregate possess the following characteristics as of the [statistical] cut-off date:

Aggregate Principal Balance	$[●]
Number of Receivables	[●]
Average Principal Balance	$[●]
Range of Principal Balances	$[●]to $[●]
Average Original Amount Financed	$[●]
Range of Original Amounts Financed	$[●] to $[●]
Weighted Average APR	[●]%
Range of APRs	[●]% to [●]%
Approximate Weighted Average Original Payments to Maturity	[●] payments
Range of Original Payments to Maturity	[●] months to [●] months
Approximate Weighted Average Remaining Payments to Maturity	[●] payments
Range of Remaining Payments to Maturity	[●] months to [●] months
Approximate Percentage by Principal Balance of Receivables with an Original Payment Term of [●] Months or Longer	[●]%
Approximate Non-Zero Weighted Average Credit Score[1]	[●]
Range of FICO® Scores[1]	[●] to [●]
Approximate Non-Zero Weighted Average Credit Score of Receivables with an Original Payment Term of [●] Months or Longer [1]	[●]
Approximate Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles[2]	[●]% (New) [●]% (Near-New) [●]% (Used)
Approximate Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles for Receivables with an Original Payment Term of [●] Months or Longer [2]	[●]% (New) [●]% (Near-New) [●]% (Used)
Approximate Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[2]	[●]% (Nissan) [●]% (Infiniti)

[1]   Excluding receivables for which no FICO® score is available.
[2]   Percentages may not add to 100.00% due to rounding.

[We have not provided delinquency, repossession and loss data on the receivables, because none of the receivables, as of the [statistical] cut-off date, was more than [●] days delinquent. See "*Description of the Transfer and Servicing Agreements —Representations and Warranties; Remedies.*"]

Distribution by APR of the Receivables

The distribution of the receivables as of the [statistical] cut-off date by APR was as follows:

Distribution by APR of the Receivables (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	[Statistical] Cut-off Date Principal Balance ($)	Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)	Non-Zero Weighted Average Credit Score[2]
0.00 – 0.49	[●]	[●]%	$ [●]	[●]%	[●]
0.50 – 0.99	[●]	[●]	[●]	[●]	[●]
1.00 – 1.99	[●]	[●]	[●]	[●]	[●]
2.00 – 2.99	[●]	[●]	[●]	[●]	[●]
3.00 – 3.99	[●]	[●]	[●]	[●]	[●]
4.00 – 4.99	[●]	[●]	[●]	[●]	[●]
5.00 – 5.99	[●]	[●]	[●]	[●]	[●]
6.00 – 6.99	[●]	[●]	[●]	[●]	[●]
7.00 – 7.99	[●]	[●]	[●]	[●]	[●]
8.00 – 8.99	[●]	[●]	[●]	[●]	[●]
9.00 – 9.99	[●]	[●]	[●]	[●]	[●]
10.00 – 10.99	[●]	[●]	[●]	[●]	[●]
11.00 – 11.99	[●]	[●]	[●]	[●]	[●]
12.00 – 12.99	[●]	[●]	[●]	[●]	[●]
13.00 – 13.29	[●]	[●]	[●]	[●]	[●]
Total[1]............................	**[●]**	**100.00%**	**$ [●]**	**100.00%**	**[●]**

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[1]   Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.
[2]   Excluding receivables for which no FICO® Score is available.

Geographic Distribution of the Receivables[(1)]

The geographic distribution of the receivables as of the [statistical] cut-off date was as follows:

Geographic Distribution of the Receivables	Number of Receivables	Percentage of Total Number of Receivables (%)	[Statistical] Cut-off Date Principal Balance ($)	Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)
Alabama	[●]	[●]%	$ [●]	[●]%
Alaska	[●]	[●]	[●]	[●]
Arizona	[●]	[●]	[●]	[●]
Arkansas	[●]	[●]	[●]	[●]
California	[●]	[●]	[●]	[●]
Colorado	[●]	[●]	[●]	[●]
Connecticut	[●]	[●]	[●]	[●]
Delaware	[●]	[●]	[●]	[●]
District of Columbia	[●]	[●]	[●]	[●]
Florida	[●]	[●]	[●]	[●]
Georgia	[●]	[●]	[●]	[●]
Hawaii	[●]	[●]	[●]	[●]
Idaho	[●]	[●]	[●]	[●]
Illinois	[●]	[●]	[●]	[●]
Indiana	[●]	[●]	[●]	[●]
Iowa	[●]	[●]	[●]	[●]
Kansas	[●]	[●]	[●]	[●]
Kentucky	[●]	[●]	[●]	[●]
Louisiana	[●]	[●]	[●]	[●]
Maine	[●]	[●]	[●]	[●]
Maryland	[●]	[●]	[●]	[●]
Massachusetts	[●]	[●]	[●]	[●]
Michigan	[●]	[●]	[●]	[●]
Minnesota	[●]	[●]	[●]	[●]
Mississippi	[●]	[●]	[●]	[●]
Missouri	[●]	[●]	[●]	[●]
Montana	[●]	[●]	[●]	[●]
Nebraska	[●]	[●]	[●]	[●]
Nevada	[●]	[●]	[●]	[●]
New Hampshire	[●]	[●]	[●]	[●]
New Jersey	[●]	[●]	[●]	[●]
New Mexico	[●]	[●]	[●]	[●]
New York	[●]	[●]	[●]	[●]
North Carolina	[●]	[●]	[●]	[●]
North Dakota	[●]	[●]	[●]	[●]
Ohio	[●]	[●]	[●]	[●]
Oklahoma	[●]	[●]	[●]	[●]
Oregon	[●]	[●]	[●]	[●]
Pennsylvania	[●]	[●]	[●]	[●]
Rhode Island	[●]	[●]	[●]	[●]
South Carolina	[●]	[●]	[●]	[●]
South Dakota	[●]	[●]	[●]	[●]
Tennessee	[●]	[●]	[●]	[●]
Texas	[●]	[●]	[●]	[●]
Utah	[●]	[●]	[●]	[●]
Vermont	[●]	[●]	[●]	[●]
Virginia	[●]	[●]	[●]	[●]
Washington	[●]	[●]	[●]	[●]
West Virginia	[●]	[●]	[●]	[●]
Wisconsin	[●]	[●]	[●]	[●]
Wyoming	[●]	[●]	[●]	[●]
Other	[●]	[●]	[●]	[●]
Total[(2)]	[●]	**100.00%**	$ [●]	**100.00%**

[(1)] Based solely on the billing addresses of the obligors as of the [statistical] cut-off date.
[(2)] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

49

Distribution by Model of the Receivables[1]

The distribution of the receivables as of the [statistical] cut-off date by model was as follows:

Distribution by Model of the Receivables	Number of Receivables	Percentage of Total Number of Receivables (%)	[Statistical] Cut-off Date Principal Balance ($)	Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)
Altima	[●]	[●]%	$ [●]	[●]%
Rogue	[●]	[●]	[●]	[●]
Pathfinder	[●]	[●]	[●]	[●]
Sentra	[●]	[●]	[●]	[●]
Frontier	[●]	[●]	[●]	[●]
Versa	[●]	[●]	[●]	[●]
Juke	[●]	[●]	[●]	[●]
Murano	[●]	[●]	[●]	[●]
Maxima	[●]	[●]	[●]	[●]
QX60	[●]	[●]	[●]	[●]
G37	[●]	[●]	[●]	[●]
QX80	[●]	[●]	[●]	[●]
JX35	[●]	[●]	[●]	[●]
370Z	[●]	[●]	[●]	[●]
QX56	[●]	[●]	[●]	[●]
Other	[●]	[●]	[●]	[●]
Total[2]	**[●]**	**100.00%**	**$ [●]**	**100.00%**

[1] All vehicles that are not Nissan or Infiniti makes are classified as Other.
[2] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

Distribution by Vehicle Type of the Receivables[1]

The distribution of the receivables as of the [statistical] cut-off date by vehicle type was as follows:

Distribution by Vehicle Type of the Receivables	Number of Receivables	Percentage of Total Number of Receivables (%)	[Statistical] Cut-off Date Principal Balance ($)	Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)
Car	[●]	[●]%	$ [●]	[●]%
Crossover	[●]	[●]	[●]	[●]
SUV	[●]	[●]	[●]	[●]
Truck	[●]	[●]	[●]	[●]
Van	[●]	[●]	[●]	[●]
Other	[●]	[●]	[●]	[●]
Total[2]	**[●]**	**100.00%**	**$ [●]**	**100.00%**

[1] All vehicles that are not Nissan or Infiniti makes are classified as Other.
[2] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

50

Distribution by Original and Remaining Payments to Maturity of the Receivables

The distribution of the receivables as of the [statistical] cut-off date by original payments to maturity and remaining payments to maturity was as follows:

Distribution by Original Payments to Maturity of the Receivables	Number of Receivables	Percentage of Total Number of Receivables (%)	[Statistical] Cut-off Date Principal Balance ($)	Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)	Non-Zero Weighted Average Credit Score[2]
12	[●]	[●]%	$ [●]	[●]%	[●]
13 – 24	[●]	[●]	[●]	[●]	[●]
25 – 36	[●]	[●]	[●]	[●]	[●]
37 – 48	[●]	[●]	[●]	[●]	[●]
49 – 60	[●]	[●]	[●]	[●]	[●]
61 – 72	[●]	[●]	[●]	[●]	[●]
73 – 75	[●]	[●]	[●]	[●]	[●]
Total[1]	**[●]**	**100.00%**	**$ [●]**	**100.00%**	**[●]**

[1]   Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.
[2]   Excluding receivables for which no FICO® Score is available.

Distribution by Remaining Payments to Maturity of the Receivables	Number of Receivables	Percentage of Total Number of Receivables (%)	[Statistical] Cut-off Date Principal Balance ($)	Percentage of Aggregate [Statistical] Cut-off Date Principal Balance (%)	Non-Zero Weighted Average Credit Score[2]
2 – 12	[●]	[●]%	$ [●]	[●]%	[●]
13 – 24	[●]	[●]	[●]	[●]	[●]
25 – 36	[●]	[●]	[●]	[●]	[●]
37 – 48	[●]	[●]	[●]	[●]	[●]
49 – 60	[●]	[●]	[●]	[●]	[●]
61 – 70	[●]	[●]	[●]	[●]	[●]
Total[1]	**[●]**	**100.00%**	**$ [●]**	**100.00%**	**[●]**

[1]   Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.
[2]   Excluding receivables for which no FICO® Score is available.

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the receivables in the [statistical] pool and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the "**Rule 193 Information**"). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, NMAC identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by NMAC's senior management to ensure the accuracy of such descriptions. NMAC, assisted by external counsel, also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. Members of NMAC's capital markets group also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

717973921 14466653

In addition, NMAC also performed a review of the receivables in the [statistical] pool to confirm that those receivables satisfied the criteria set forth under "*Description of the Transfer and Servicing Agreements — Representations and Warranties; Remedies*" in this prospectus. The first aspect of that review tested the accuracy of the individual receivables data contained in NMAC's data tape. The data tape is an electronic record maintained by NMAC, which includes certain attributes of the receivables. NMAC ensured that a random sample of [●] files related to the receivables were selected to confirm certain data points such as FICO® score, APR and origination date conformed to the applicable information on the data tape. A second aspect of that review consisted of a comparison of the statistical information contained under "*The Receivables*" to data in, or derived from, the data tape. Statistical information relating to the receivables in the pool was recalculated using the applicable information on the data tape. In addition to this review, NMAC performs periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes.

[The receivables sold to the issuing entity on the closing date will be selected from the receivables in the statistical pool. See "*The Receivables*" in this prospectus. Any variance between the characteristics of the statistical pool is not expected to be material, and NMAC will perform a review of the Rule 193 Information with respect to the actual pool and compare it to the Rule 193 Information with respect to the statistical pool to give itself reasonable assurance that any such variance will not be material.]

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all finding and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

[Asset Level Information]

[*For securities issued after November 23, 2016*: The issuing entity has provided asset-level information regarding the receivables that will be owned by the issuing entity as of the closing date (the "**asset-level data**") as an exhibit to a Form ABS-EE that was filed by the issuing entity on [●], which is hereby incorporated by reference. The asset-level data comprises each of the of the data points required with respect to automobile loans identified on Schedule AL to Regulation AB and generally includes, with respect to each receivable, the related asset number, the reporting period covered, general information about the receivable, information regarding the related Financed Vehicle, information about the related obligor, information about activity on the receivable and information about modifications of the receivable since it was origination. In addition, the issuing entity will provide updated asset-level data with respect to the receivables each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.]

717973921 14466653

STATIC POOL INFORMATION

"*Static Pool Information Regarding Certain Previous Securitizations*" beginning on page [●] in this prospectus, sets forth in graphic format static pool information regarding delinquencies, cumulative losses and prepayments for NMAC's securitized portfolios of retail installment contracts, and also sets forth in tabular format, as of the relevant cut-off date, certain characteristics of these retail installment contracts for the past five years. The underlying historical data used in preparing the graphs are set forth under "*Historical Pool Performance*" beginning on page [●] of this prospectus.

[Insert disclosure required by Item 1105, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used. Include a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

Delinquency, repossession and loss experience may be influenced by a variety of economic, social and geographic conditions and other factors beyond NMAC's control. There is no assurance that NMAC's delinquency, repossession and loss experience with respect to the receivables included in the issuing entity will be similar to that set forth in "*Static Pool Information Regarding Certain Previous Securitizations*" in this prospectus.

MATURITY AND PREPAYMENT CONSIDERATIONS

Information regarding maturity and prepayment considerations with respect to the notes is set forth under "*Weighted Average Life of the Notes*" and "*Risk Factors—You may experience reduced returns on your investment resulting from prepayments, repurchases or early termination of the issuing entity*" in this prospectus. Except after the acceleration of the notes following an event of default under the Indenture, no principal payments will be made on the Class A-2 notes until the Class A-1 notes have been paid in full, no principal payments will be made on the Class A-3 notes until the Class A-1 notes and the Class A-2 notes have been paid in full, and no principal payments will be made on the Class A-4 notes until the Class A-1 notes, the Class A-2 notes and the Class A-3 notes have been paid in full. However, upon the acceleration of the notes following an Event of Default, the principal of the Class A-2 notes [pro rata to the Class A-2a notes, the Class A-2b notes, if applicable,] the Class A-3 notes and the Class A-4 notes will be paid ratably according to the respective outstanding principal balances of those classes of notes, after the Class A-1 notes have been paid in full. See "*The Notes—Payments of Principal*" in this prospectus.

Because the rate of payment of principal of each class of notes depends primarily on the rate of payment (including prepayments) of the principal balance of the receivables, final payment of any class of notes could occur later or significantly earlier than their respective final scheduled distribution dates set forth in "*Summary—Terms of the Notes—Final Scheduled Distribution Dates*" in this prospectus. Noteholders will bear the risk of being able to reinvest principal payments on the notes at yields at least equal to the yield on their respective notes if final payment on such notes occurs significantly earlier than such notes' respective final scheduled distribution dates. No prediction can be made as to the rate of prepayments on the receivables in either stable or changing interest rate environments. For a more detailed discussion of the prepayment risks, see "*Risk Factors—You may experience reduced returns on your investment resulting from prepayments, repurchases or early termination of the issuing entity,*" in this prospectus.

Although the receivables have different APRs, disproportionate rates of prepayments between receivables with APRs greater than or less than the Required Rate will generally not affect the yield to the noteholders. However, higher rates of prepayments of receivables with higher APRs will decrease the amount available to cover delinquencies and defaults on the receivables and may decrease the amounts available to be deposited in the Reserve Account. For a more detailed discussion of prepayment risks, see "*Risk Factors—Prepaid simple interest contracts may affect the weighted average life of the notes*" and "*Risk Factors—You may suffer losses due to receivables with low annual percentage rates*" in this prospectus.

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PREPAYMENTS, DELINQUENCIES, REPOSSESSIONS AND NET CREDIT LOSSES

Prepayment Information

Prepayment information relating to NMAC's securitized portfolios of motor vehicle retail installment contracts for the past five years is set forth under "*Static Pool Information Regarding Certain Previous Securitizations—Prepayment Information*" in this prospectus.

Delinquency, Repossession and Credit Loss Information

Set forth below is delinquency and credit loss information relating to NMAC's total portfolio of U.S. retail installment contracts for new, near-new and used automobiles and light duty-trucks. The portfolio consists of retail installment contracts in all 50 states and the District of Columbia.

NMAC establishes an allowance for expected credit losses and deducts amounts reflecting losses against such allowance. For credit loss terminations, NMAC charges the account balance related to a retail installment contract against the allowance for credit losses when the retail installment contract becomes 120 days past due, when a repossessed vehicle is sold at auction, when the account is determined to be uncollectible or within five days after confirmation of a bankruptcy. NMAC credits any recoveries from charge-offs related to a contract to the allowance.

Delinquency, repossession and loss experience may be influenced by a variety of economic, social and geographic conditions and other factors beyond NMAC's control. There is no assurance that NMAC's delinquency, repossession and loss experience with respect to the receivables included in the issuing entity will be similar to that set forth below.

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Delinquency Experience[1]

	At [●],		At March 31,				
	2014	**2013**	**2014**	**2013**	**2012**	**2011**	**2010**
Number of Contracts Outstanding............	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Delinquencies as a Percentage of Number of Contracts Outstanding[2]							
30-59 Days..	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
60-89 Days..	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
90 Days or More	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

---
[1] The information in this Delinquency Experience table includes retail installment contracts for new, near-new and used automobiles and light-duty trucks and includes receivables which NMAC has sold to third parties but continues to service. The information does not include receivables purchased by NMAC under certain special financing programs.

[2] An account is considered delinquent if 20% or more of the scheduled payment is 15 days past due.

Net Credit Loss and Repossession Experience[1]
(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended March 31,				
	2014 [6]	**2013** [6]	**2014**	**2013**	**2012**	**2011**	**2010**
Principal Amount Outstanding...................	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Average Principal Amount Outstanding[2].....................	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Number of Contracts Outstanding........................	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Average Number of Contracts Outstanding[2].....................	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Number of Repossessions[3]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Number of Repossessions as a Percent of the Average Number of Contracts Outstanding........................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Net Charge-Offs[4]...................	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Recoveries[5]............................	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Net Losses...............................	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Net Losses as a Percent of Principal Amount Outstanding........................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Net Losses as a Percent of Average Principal Amount Outstanding........................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

---
[1] The information in this Net Credit Loss and Repossession Experience table includes retail installment contracts for new, near-new and used automobiles and light-duty trucks and includes receivables which NMAC has sold to third parties but continues to service. The information does not include receivables purchased by NMAC under certain special financing programs. All amounts and percentages are based on the principal balances of the receivables which include unearned interest.

[2] Average amounts calculated based on month-end data for the periods indicated.

[3] The number of repossessions excludes accounts that have been subsequently reinstated.

[4] Charge-offs represent the net principal balance of receivables determined to be uncollectible in the period less proceeds from disposition of related vehicles, other than recoveries described in Note (5). Charge-offs do not include expenses associated with collection, repossession or disposition of the vehicle.

[5] Recoveries generally include amounts received on receivables following the time at which the receivable is charged off. Recoveries are net of expenses associated with collection.

[6] The percentages for the [●] months ended [●] and [●] have been annualized to facilitate year-to-year comparisons. Actual percentages for the entire year may differ from annualized percentages.

Nissan has experienced higher overall levels of losses on its total portfolio of U.S. retail installment contracts with an original payment term of 72 months or longer than on retail installment contracts with shorter original payment terms. As of the [statistical] cut-off date, approximately [●]% (based on principal balance) of the receivables have an original payment term of 72 months or longer. As of the [statistical] cut-off date, approximately [●]% (based on principal balance) of the receivables with an original payment term of 72 months or longer are related to new vehicles and approximately [●]% (based on principal balance) are related to near-new vehicles. As of the [statistical] cut-off date, the Non-Zero Weighted Average Credit Score of the obligors of the receivables with an original payment term of 72 months or longer is approximately [●].

REPURCHASES AND REPLACEMENTS

The transaction documents for prior securitizations of retail installment sale contracts sponsored by NMAC contain covenants requiring the repurchase of an underlying receivable for the breach of a representation or warranty that materially and adversely affects the interests of the noteholders and is not cured. [In the past three years, no assets securitized by NMAC were the subject of a demand to repurchase or replace for breach of the representations and warranties.] [The following table provides information regarding the demand, repurchase and replacement history with respect to receivables securitized by NMAC during the period from [●], 20[●] to [●], 20[●].] NMAC, as securitizer, discloses in a report on Form ABS-15G all fulfilled and unfulfilled repurchase requests for securitized receivables that were the subject of a demand to repurchase.   Please refer to the Form ABS-15G filed by NMAC on [●] for additional information. The CIK number of NMAC is 0001540639.

Name of Issuing Entity	Check if Registered	Name of Originator	Total Receivables in ABS by Originator	Receivables that Were Subject of Demand	Receivables that Were Repurchased or Replaced	Receivables that Were Repurchased or Replaced	Demand in Dispute	Demand Withdrawn	Demand Rejected
Nissan Auto Receivables 20[●][●]-[●][●] Owner Trust			$ %	$ %	$ %	$ %	$ %	$ %	$ %
Nissan Auto Receivables 20[●][●]-[●][●] Owner Trust			$ %	$ %	$ %	$ %	$ %	$ %	$ %

WEIGHTED AVERAGE LIFE OF THE NOTES

The weighted average life of the notes of any series will generally be influenced by the rate at which the principal balances of the related receivables are paid, which payment may be in the form of scheduled amortization or prepayments. For this purpose, the term "**prepayments**" includes prepayments in full, partial prepayments (including those related to rebates of extended warranty contract costs and insurance premiums), liquidations due to default as well as receipts of proceeds from physical damage, credit life and disability insurance policies. The rate of principal payment of the notes may also be affected by (1) repurchases by the servicer or the depositor of receivables as to which an uncured breach of specified representations and warranties or specified servicing covenants has occurred, and (2) exercise by the servicer or the depositor of its right to purchase all of the assets of the issuing entity at its option under the circumstances described in this prospectus, thereby triggering a redemption of the notes. The term "**weighted average life**" means the average amount of time during which each dollar of principal of a receivable is outstanding. The receivables generally will be prepayable at any time without penalty to the obligor. The rate of prepayment of automotive receivables is influenced by a variety of economic, social and other factors, including that an obligor generally may not sell or transfer the Financed Vehicle securing the related receivable without the consent of the servicer.

Prepayments on automotive receivables can be measured relative to a prepayment standard or model. The model used in this prospectus, the "Absolute Prepayment Model" ("**ABS**"), represents an assumed rate of prepayment each month relative to the original number of receivables in a pool of receivables. ABS further assumes that all the receivables are the same size and amortize at the same rate and that each receivable in each month of its life will either be paid as scheduled or be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, a 1% ABS rate means that 100 receivables prepay each month. ABS does not purport to be an historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of receivables, including the receivables.

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As the rate of payment of principal of each class of notes will depend on the rate of payment (including prepayments) of the principal balance of the receivables, final payment of any class of notes could occur later or significantly earlier than the respective final scheduled distribution dates. Reinvestment risk associated with early payment of the notes will be borne exclusively by the holders of such notes. For a more detailed discussion of prepayment risks, see "*Risk Factors—You may experience reduced returns on your investment resulting from prepayments, repurchases or early termination of the issuing entity*" in this prospectus.

The table captioned "*Percent of Initial Note Principal Amount at Various ABS Percentages*" (the "**ABS Table**") in this prospectus has been prepared on the basis of the characteristics of the receivables described above and the following assumptions (collectively, the "**ABS Assumptions**"):

1.   the receivables prepay in full at the specified constant percentage of ABS monthly, with no defaults, losses or repurchases;

2.   each scheduled monthly payment on each receivable is scheduled to be made and is made on the last day of each month and each month has 30 days;

3.   payments are made on the notes on each distribution date (and each such date is assumed to be the 15th day of each applicable month);

4.   the balance in the Reserve Account on each distribution date is the specified reserve account balance described in the Summary under "*Summary—Enhancement—Reserve Account*" in this prospectus;

5.   there is no event resulting in the acceleration of the notes;

6.   the servicer does not exercise its option to purchase the receivables unless otherwise indicated;

7.   the hypothetical pools each have an assumed cut-off date of [●];

8.   the Class A-1 notes [and the Class A-2b notes] will be paid interest on the basis of the actual number of days in that interest accrual period and a 360-day year;

9.   the Class A-2[a] notes, Class A-3 notes and Class A-4 notes will be paid interest on the basis of a 360-day year consisting of twelve 30-day months;

10.   the notes are purchased on [●]; and

11.   the Servicing Rate for each calendar month is equal to a rate of one-twelfth of 1.00% and the servicer has not collected any Supplemental Servicing Fee.

The ABS Table indicates the projected weighted average life of each class of notes and sets forth the percent of the initial principal amount of each class of notes that is projected to be outstanding after each of the distribution dates shown at various constant ABS percentages.

The ABS Table also assumes that the receivables have been aggregated into hypothetical pools with all of the receivables within each such pool having the following characteristics and that the level scheduled monthly payment for each of the pools (which is based on its aggregate principal balance, APR, original payments to maturity and remaining payments to maturity as of the assumed cut-off date) will be such that each pool will be fully amortized by the end of its remaining payments to maturity.

Pool	Aggregate Principal Balance		APR	Remaining Payments to Maturity	Original Payments to Maturity
1...............................	$	[●]	[●]%	[●]	[●]
2...............................	$	[●]	[●]%	[●]	[●]
3...............................	$	[●]	[●]%	[●]	[●]
4...............................	$	[●]	[●]%	[●]	[●]
5...............................	$	[●]	[●]%	[●]	[●]
6...............................	$	[●]	[●]%	[●]	[●]
7...............................	$	[●]	[●]%	[●]	[●]
8...............................	$	[●]	[●]%	[●]	[●]
9...............................	$	[●]	[●]%	[●]	[●]
10.............................	$	[●]	[●]%	[●]	[●]
11.............................	$	[●]	[●]%	[●]	[●]
12.............................	$	[●]	[●]%	[●]	[●]

[The table captioned "*YSOC Amount Schedule*" (the "**YSOC Amount Schedule**") set forth below is utilized to calculate the weighted average lives and percentages of original principal amounts at various ABS percentages. The actual YSOC Amount may differ depending on the actual prepayments, losses and repurchases on the receivables pool sold to the issuing entity on the closing date with APRs less than the Required Rate. For purposes of the YSOC Amount Schedule set forth below, the Required Rate is assumed to be [●]%.]

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[YSOC Amount Schedule]

Distribution Date	Yield Supplement Overcollateralization Amount		Distribution Date	Yield Supplement Overcollateralization Amount	
Closing Date	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●]	$	[●]
[●]	$	[●]	[●] and thereafter	$	[●]

The actual characteristics and performance of the receivables will differ from the assumptions used in constructing the ABS Table. The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios. For example, it is very unlikely that the receivables will prepay at a constant level of ABS until maturity or that all of the receivables will prepay at the same level of ABS. Moreover, the diverse terms of receivables within each of the hypothetical pools could produce slower or faster principal distributions than indicated in the ABS Table at the various constant percentages of ABS specified, even if the original and remaining terms to maturity of the receivables are as assumed. Any difference between such assumptions and the actual characteristics and performance of the receivables, or actual prepayment experience, will affect the percentages of initial amounts outstanding over time and the weighted average lives of each class of notes.

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Percent of Initial Note Principal Amount at Various ABS Percentages

Distribution Date	Class A-1 Notes					Class A-2 Notes				
	0.50%	1.00%	1.30%	1.50%	1.70%	0.50%	1.00%	1.30%	1.50%	1.70%
Closing Date	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●]................................	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Weighted Average Life (years) to Maturity[1] ..	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]
Weighted Average Life (years) to Call[1][2]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]	[●]

[1] The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related distribution date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

[2] This calculation assumes that the servicer exercises its option to purchase the receivables at the first opportunity.

This table has been prepared based on the assumptions in this prospectus (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance of the receivables) and should be read in conjunction with those assumptions.

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Percent of Initial Note Principal Amount at Various ABS Percentages

Distribution Date	Class A-3 Notes					Class A-4 Notes				
	0.50%	1.00%	1.30%	1.50%	1.70%	0.50%	1.00%	1.30%	1.50%	1.70%
Closing Date	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
[•]	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Weighted Average Life (years) to Maturity[1]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
Weighted Average Life (years) to Call[1][2]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]

[1] The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related distribution date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

[2] This calculation assumes that the servicer exercises its option to purchase the receivables at the first opportunity.

This table has been prepared based on the assumptions in this prospectus (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance of the receivables) and should be read in conjunction with those assumptions.

NOTE FACTORS AND POOL FACTORS

The "**Note Factor**" for any distribution date with respect to any class of notes will be a seven-digit decimal indicating the principal amount of that class of notes as of the close of business on the last day of the related Collection Period in that month as a fraction of the respective principal amount thereof as of the closing date. The servicer will compute the Note Factor each month for each class of notes. Each Note Factor will initially be 1.0000000 and thereafter will decline to reflect reductions in the principal amount of each class of notes. The portion of the principal amount of any class of notes for a given month allocable to a noteholder can be determined by multiplying the original denomination of the holder's note by the related Note Factor for that month.

The "**Pool Factor**" for any distribution date for a particular class of notes will be a seven-digit decimal figure indicating the principal amount of that class of notes as of the close of business on the last day of the related Collection Period as a fraction of the Pool Balance as of the cut-off date. The servicer will compute the Pool Factor for each month for each class of notes.

Pursuant to the Indenture, the registered holders of the notes (other than the retained notes, if any, which may be issued as definitive notes) will be Cede & Co. ("**Cede**") as the nominee of The Depository Trust Company ("**DTC**") unless definitive notes are issued under the limited circumstances described under "*The Notes—Definitive Notes*" in this prospectus. Registered holders of the notes will receive monthly reports from the indenture trustee concerning the payments received on the receivables, the Pool Balance, the related Note Factors, related Pool Factors and various other items of information pertaining to the issuing entity. Noteholders of record during each calendar year will be furnished information by the indenture trustee for tax reporting purposes not later than the latest date permitted by law. Copies of the reports may be obtained by the noteholders by delivering a written request addressed to the indenture trustee at [●]. See "*Description of the Transfer and Servicing Agreements — Statements to Noteholders*" in this prospectus.

USE OF PROCEEDS

The depositor will use the net proceeds from the sale of the notes (proceeds from the sale of the notes minus the underwriting discount in the amount of $[●], payable to the underwriters) to purchase the receivables from NMAC pursuant to the Purchase Agreement by and between NMAC, as the seller, and Nissan Auto Receivables Corporation II, as the purchaser.

No expenses incurred in connection with the selection and acquisition of the receivables are to be payable from the offering proceeds.

THE NOTES

General

The notes will be issued pursuant to the terms of the Indenture, a form of which has been filed as an exhibit to the registration statement. A copy of the finalized Indenture, together with the other Basic Documents, will be filed with the SEC on Form 8-K on or prior to the date the final prospectus is required to be filed.

The notes will be issued as registered notes in minimum denominations of $[●] and integral multiples of $[●] in excess thereof in book-entry form, provided that, any retained notes may be issued as definitive notes. The notes issued in book-entry form initially will be registered in the name of Cede & Co., the nominee of DTC. No investor acquiring an interest in the notes issued in book-entry form, as reflected on the books of the clearing agency, or a person maintaining an account with such clearing agency (a "**Note Owner**") will be entitled to receive a certificate representing that owner's note, except as set forth in "*—Definitive Notes*" below. Unless and until definitive notes are issued, all references herein to distributions, notices, reports and statements to noteholders will refer to the same actions made with respect to DTC or Cede, as the case may be, for the benefit of Note Owners in accordance with DTC procedures. See "*—Book-Entry Registration*" and "*—Definitive Notes*" in this prospectus.

Book-Entry Registration

Each class of notes offered by this prospectus (other than certain retained notes, if any) will be represented by one or more certificates registered in the name of Cede as nominee of DTC. Noteholders may hold beneficial interests in the notes through the DTC (in the United States) or Clearstream Banking, société anonyme ("**Clearstream Banking Luxembourg**") or Euroclear Bank S.A./NV (the "**Euroclear Operator**") as operator of the Euroclear System ("**Euroclear**") (in Europe or Asia) directly if they are participants of those systems, or indirectly through organizations which are participants in those systems.

No noteholder will be entitled to receive a certificate representing that person's interest in the notes, except as set forth below. Unless and until notes of a series are issued in fully registered certificated form under the limited circumstances described below, all references in this prospectus to actions by noteholders will refer to actions taken by DTC upon instructions from direct participants, and all references in this prospectus to distributions, notices, reports and statements to noteholders will refer to distributions, notices, reports and statements to Cede, as the registered holder of the notes, for distribution to noteholders in accordance with DTC procedures. Therefore, it is anticipated that the only noteholder will be Cede, the nominee of DTC. Noteholders will not be recognized by the indenture trustee as noteholders, as those terms will be used in the relevant agreements, and will only be able to exercise their collective rights as holders of notes of the related class indirectly through DTC, the direct participants and the indirect participants, as further described below. In connection with such indirect exercise of rights through the DTC system, noteholders may experience some delays in their receipt of payments, since distributions on book-entry securities first will be forwarded to Cede. Notwithstanding the foregoing, noteholders are entitled to all remedies available at law or in equity with respect to any delay in receiving distributions on the securities, including but not limited to remedies set forth in the relevant agreements against parties thereto, whether or not such delay is attributable to the use of DTC's book-entry system.

Under a book-entry format, because DTC can only act on behalf of direct participants that in turn can only act on behalf of indirect participants, the ability of a noteholder to pledge book-entry securities to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such book-entry securities, may be limited due to the lack of physical certificates or notes for such book-entry securities. In addition, issuance of the notes in book-entry form may reduce the liquidity of such securities in the secondary market since certain potential investors may be unwilling to purchase securities for which they cannot obtain physical notes.

DTC, the world's largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a "**banking organization**" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "**clearing corporation**" within the meaning of the New York UCC, and a "**clearing agency**" registered pursuant to the provisions of Section I 7A of the 1934 Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC's participants ("**direct participants**") deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("**DTCC**"). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("**indirect participants**"; together with the direct participants, "**participants**"). The rules applicable to DTC and its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of the notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note ("**Beneficial Owner**") is in turn to be recorded on the direct and indirect participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings,

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from the direct or indirect participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all of the notes deposited by direct participants with DTC will be registered in the name of DTC's partnership nominee, Cede, or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede or such other DTC nominee will not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC's MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the issuing entity as soon as possible after the record date. The Omnibus Proxy assigns Cede's consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions and dividend payments on the notes will be made to Cede, or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from the issuing entity or indenture trustee, on payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, the indenture trustee or the issuing entity, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuing entity or indenture trustee, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of participants.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the issuing entity or indenture trustee. Under such circumstances, in the event that a successor securities depository is not obtained, definitive, certificated notes are required to be printed and delivered.

The depositor, the owner trustee, the indenture trustee, the administrator or the noteholders may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, definitive, certificated notes will be printed and delivered to DTC. See "—*Definitive Notes*" in this prospectus.

None of the servicer, the depositor, the administrator, the indenture trustee or owner trustee will have any liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the notes held by Cede, DTC, Clearstream Banking Luxembourg or Euroclear, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Definitive Notes

The notes (other than retained notes, if any) will be issued in fully registered, certificated form ("**definitive notes**") to noteholders or their respective nominees, rather than to DTC or its nominee, only if:

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1. DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes and none of the depositor, the owner trustee or the administrator is able to locate a qualified successor (and if the administrator has made such determination, the administrator has given written notice thereof to the indenture trustee);

2. the depositor, the indenture trustee or the administrator at its option, to the extent permitted by applicable law, advises each other such party in writing that it elects to terminate the book-entry system through DTC; or

3. after the occurrence of an Event of Default or Servicer Default, holders representing at least a majority of the aggregate outstanding principal amount of the notes, voting as a single class, advise the indenture trustee through DTC and its direct participants in writing that the continuation of a book-entry system through DTC (or a successor thereto) with respect to the notes is no longer in the best interests of the noteholders.

Upon the occurrence of any event described in the immediately preceding paragraph, the indenture trustee will be required to notify all noteholders through DTC's direct participants of the availability of definitive notes. Upon surrender by DTC of the definitive certificates representing the corresponding notes and receipt of instructions for re-registration, the indenture trustee will reissue those notes as definitive notes to the noteholders.

Payments on the definitive notes will be made by the indenture trustee directly to the holders of the definitive notes in accordance with the procedures set forth in this prospectus and in the Indenture. Interest and principal payments on the notes on each distribution date will be made to the holders in whose names the definitive notes were registered at the close of business on the related Deposit Date. Payments will be made by check mailed to the addresses of such holders as they appear on the note register, except that a noteholder having original denominations aggregating at least $1 million may request payment by wire transfer of funds pursuant to written instructions delivered to the indenture trustee at least five Business Days prior to the Deposit Date. The final payment on any definitive notes will be made only upon presentation and surrender of the definitive notes at the office or agency specified in the notice of final payment to noteholders. The indenture trustee or a paying agent will provide such notice to the registered noteholders not more than 30 days nor less than 10 days prior to the date on which the final payment is expected to occur.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or of a registrar named in a notice delivered to holders of definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Noteholder Communication; List of Noteholders

A Note Owner or, to the extent definitive notes have been issued, a noteholder (collectively, "**investors**") may send a request to the depositor at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the Basic Documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide a certification to the effect that the investor is, in fact, a beneficial owner of notes, as well as additional documentation reasonably satisfactory to the depositor, such as trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the "**verification documents**"). So long as the depositor is filing monthly distribution reports on Form 10-D under the Exchange Act with respect to the issuing entity, the depositor will include in each such Form 10-D disclosure regarding any request received during the related Collection Period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the Basic Documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, stating that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the Basic Documents and a description of the method other investors may use to contact the requesting investor. The sponsor and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

Three or more holders of the notes of any Class or one or more holders of notes of that Class evidencing not less than 25% of the aggregate outstanding principal amount of notes may, by written request to the indenture trustee, obtain access to the list of all noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the Indenture or under those notes. The indenture trustee may elect not to afford the requesting noteholders access to the list of noteholders if it agrees to mail the desired communication or proxy, on behalf of and at the expense of the requesting noteholders, to all noteholders of that series.

The indenture trustee or the owner trustee, as the case may be, will provide to the servicer within 15 days after receipt of a written request from the servicer, a list of the names of all noteholders of record as of the most recent applicable record date.

Payments of Interest

The Class A-1 notes, the Class A-2[a] notes, the Class A-3 notes and the Class A-4 will constitute "**fixed rate notes**," and will bear interest at a fixed rate per annum. [If issued, the Class A-2b notes will constitute "**floating rate notes**," and will bear interest at available rate per annum based on LIBOR.] Interest on the principal balances of all classes of the notes will accrue at the respective per annum interest rates set forth in "*Summary— Terms of the Notes—Per annum interest rates*" in this prospectus (each, an "**Interest Rate**") and will be payable to the noteholders monthly on the 15th day of each month (or, if that date is not a Business Day, on the next succeeding Business Day) (each a "**distribution date**"), commencing [●]. A "**Business Day**" is any day except a Saturday, Sunday or a day on which banks in the city and state where the corporate trust office of the indenture trustee is located, New York, New York, Franklin, Tennessee, Irving, Texas [or] [Wilmington, Delaware] [or the principal place of business of the [cap provider][swap counterparty], if any,] are authorized or obligated by law, regulation, executive order or governmental decree to be closed.

Interest on the outstanding principal amount of the Class A-1 notes [and each class of the floating rate notes, if any,] will accrue at the related Interest Rate from and including the most recent distribution date on which interest has been paid (or from and including the closing date with respect to the first distribution date) to but excluding the current distribution date (each, an "**Interest Period**" with respect to the Class A-1 notes [and each class of the floating rate notes, if any]). Interest on the outstanding principal amount of each class of Fixed Rate notes other than the Class A-1 notes [and each class of the floating rate notes, if any] will accrue at the related Interest Rate from and including the 15th day of the preceding calendar month (or from and including the closing date with respect to the first distribution date) to but excluding the 15th day of the current calendar month (each, an "Interest Period" with respect to each such class of notes). Interest on the Class A-1 notes [and each class of the floating rate notes, if any,] will be calculated on the basis of the actual number of days in the related Interest Period divided by 360, and interest on each class of fixed rate notes other than the Class A-1 notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months. In the case of the first distribution date, the related Interest Period for the Class A-1 notes [and each class of the floating rate notes, if any,] shall be [●] days and for all other classes of notes shall be [●] days.

Interest accrued but not paid on any distribution date will be due on the next distribution date, together with interest on that amount at the applicable Interest Rate (to the extent lawful). Interest payments on the notes will generally be made from Available Amounts [pro rata with any Senior Swap Termination Payments payable to the swap counterparty, if any] after the Total Servicing Fee have been paid, pro rata and with the same priority among each of the Classes of notes. See "*Credit Enhancement; Reserve Account; [YSOC Amount]—Reserve Account*" and "*Distributions on the Notes*" in this prospectus.

Interest payments to each class of notes [and any Senior Swap Termination Payments under the Interest Rate Swap Agreement(s), if any,] will have the same priority, including after an acceleration of the notes following the occurrence of an Event of Default. Depending on the collections on the receivables, the amount available for interest payments could be less than the amount of interest payable on the notes on any distribution date, in which case the holders of the notes (the "**noteholders**") will receive their ratable share (based upon the aggregate amount of interest due to that class of notes) of the aggregate amount available to be distributed in respect of interest on the notes [and the swap counterparty will receive its ratable share of the aggregate amount available to be distributed based on the amount of the Senior Swap Termination Payments, if any].

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[Calculation of Floating Rate Interest]

[Each class of floating rate notes, if any, will bear interest during each applicable Interest Period at a rate per annum determined by the London Interbank Offer Rate for one-month U.S. dollar deposits ("**LIBOR**") plus a Spread. A "**Spread**" is the number of basis points to be added or subtracted to the related LIBOR applicable to such class of floating rate notes.

The rate of interest on the floating rate notes will be reset for each Interest Period on the first day of the applicable Interest Period (each such date, an "**Interest Reset Date**").

LIBOR will be calculated for each Interest Period on the day that is two London Business Days prior to the related Interest Reset Date (each such date, an "**Interest Determination Date**"). LIBOR for each Interest Period will he the rate for deposits in U.S. dollars having a maturity of one month (commencing on the related Interest Reset Date) that appears on the Designated LIBOR Page as of 11:00 a.m. London time, on the applicable Interest Determination Date.

With respect to an Interest Determination Date on which no rate appears on the Designated LIBOR Page, LIBOR for the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and its affiliates, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotations for deposits in U.S. dollars for the period of one month, commencing on the second London Business Day immediately following the applicable Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such Interest Determination Date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two such quotations are provided, LIBOR determined on the applicable Interest Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations referred to in this paragraph are provided, LIBOR determined on the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m., in New York, New York, on the applicable Interest Determination Date by three major banks, which may include the Calculation Agent and its affiliates, in New York, New York selected by the Calculation Agent for loans in U.S. dollars to leading European banks in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If the banks so selected by the Calculation Agent are not quoting as mentioned in this paragraph, LIBOR for the applicable Interest Determination Date will be LIBOR in effect on the applicable Interest Determination Date.

"**London Business Day**" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

"**Designated LIBOR Page**" means the display on [Reuters Screen, LIBOR 01 Page], or any successor service or any other page as may replace that page on that service or any successor service that displays the London interbank rates of major banks for U.S. dollars.

[●] will be designated as the calculation agent (the "**Calculation Agent**") and, as such, will calculate the interest rates on the floating rate notes. All determinations of interest by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the holder of the floating rate notes. All percentages resulting from any calculation on the floating rate notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.8765445% (or .098765445) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from that calculation on the floating rate note will be rounded to the nearest cent (with one-half cent being rounded upwards). The Calculation Agent may he removed by the issuing entity at any time. If the Calculation Agent is unable or unwilling to act as such or is removed by the issuing entity, the issuing entity will promptly appoint as a replacement Calculation Agent a leading bank which is engaged in transactions in Eurodollar deposits in the international Eurodollar market and which does not control or is not controlled by or under common control with the issuing entity or its Affiliates. The Calculation Agent may not resign its duties without a successor having been duly appointed.]

717973921 14466653

[Interest Rate Cap Agreement(s)]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into an "**Interest Rate Cap Agreement**" with [●], a [●], as cap provider (the "**cap provider**"), consisting of a long form confirmation or the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation for such class of floating rate notes, to hedge the floating interest rate risk on such class of floating rate notes. All terms of the Interest Rate Cap Agreement(s) will be acceptable to each Rating Agency. Under each Interest Rate Cap Agreement, the issuing entity will pay an upfront premium to the cap provider and, if [LIBOR] related to any distribution date exceeds the Cap Rate, the cap provider will pay to the issuing entity the "**Cap Receipt**," an amount equal to the product of

1. [LIBOR] for the related distribution date minus the Cap Rate;

2. the aggregate notional amount on the Interest Rate Cap Agreement(s), [which will equal the aggregate outstanding principal amount of the Class A-2b notes on the first day of the Interest Period related to such distribution date]; and

3. a fraction, the numerator of which is the actual number of days elapsed from and including the previous distribution date, to but excluding the current distribution date, or with respect to the first distribution date, from and including the closing date, to but excluding the first distribution date, and the denominator of which is 360.

Based on a reasonable good faith estimate of maximum probable exposure, the "significance percentage," as defined in Regulation AB, of the Interest Rate Cap Agreement(s) is less than 10%.

Among other things, an event of default under each Interest Rate Cap Agreement includes:

- failure of the cap provider to make payments due under such Interest Rate Cap Agreement;

- the occurrence of certain bankruptcy and insolvency events of the cap provider or of the issuing entity;

- any breach of such Interest Rate Cap Agreement or related agreements by the cap provider;

- misrepresentation by the cap provider; or

- merger by the cap provider without assumption of its obligations under such Interest Rate Cap Agreement. Among other things, a termination event under each Interest Rate Cap Agreement includes:

- illegality of the transactions contemplated by such Interest Rate Cap Agreement;

- failure of the cap provider to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign such Interest Rate Cap Agreement to an eligible counterparty that is able to provide the information;

- certain tax events that would affect the ability of the cap provider to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the cap provider;

- a merger or consolidation of the cap provider into an entity with materially weaker creditworthiness;

- failure of the cap provider (or its credit support provider, if any) to maintain its credit rating at certain levels required by such Interest Rate Cap Agreement, which failure may not constitute a termination event if the cap provider maintains certain minimum credit ratings and, among other things, as provided under such Interest Rate Cap Agreement:

- at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee;

- posts collateral; and/or

- assigns its rights and obligations under such Interest Rate Cap Agreement to a substitute cap provider that satisfies the eligibility criteria set forth in such Interest Rate Cap Agreement.

Upon the occurrence of any event of default or termination event specified in an Interest Rate Cap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Cap Agreement. If an Interest Rate Cap Agreement is terminated due to an event of default or a termination event, or if the notional amount is reduced to match the principal amount of the notes, a Cap Termination Payment under an Interest Rate Cap Agreement may be due to the issuing entity by the cap provider. The amount of any Cap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar cap transaction or such other methods as may be required under the Interest Rate Cap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Cap Agreement. Any Cap Termination Payment could be substantial.

For purposes of this prospectus, the following terms will have the following meanings: "**Cap Rate**" means [●]%.

"**Cap Termination Payment**" means payments due to the issuing entity by the cap provider under an Interest Rate Cap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Cap Agreement due to an "event of default" or "termination event" under such Interest Rate Cap Agreement.

"**Cap Termination Payment Account**" means an Eligible Account held in the United States in the name of the indenture trustee which shall be held in trust for the benefit of the noteholders pursuant to the Indenture.

"**Eligible Account**" means an account maintained with a depository institution or trust company (i) (a) the short-term unsecured debt obligations of which have the highest short-term rating category by each Rating Agency (excluding any "+" signs associated with such rating), or (b) have a long-term unsecured debt rating acceptable to each Rating Agency and corporate trust powers, and (ii) that is maintained in a segregated trust account in the corporate trust department of such depository institution or trust company.]

[Interest Rate Swap Agreement(s)]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into an "**Interest Rate Swap Agreement**" with [●], a [●], as swap counterparty (the "**swap counterparty**"), consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation for such class of floating rate notes, to hedge the floating interest rate risk on such class of floating rate notes. All terms of the Interest Rate Swap Agreement(s) will be acceptable to each rating agency listed under "*Summary — Ratings*" in this prospectus. Each Interest Rate Swap Agreement will have an initial notional amount equal to the initial principal balance of the related class of floating rate notes on the closing date and will decrease by the amount of any principal payments on such class of floating rate notes. The notional amount of an Interest Rate Swap Agreement will be equal to the outstanding principal balance of the related class of floating rate notes. [Based on a reasonable good faith estimate of maximum probable exposure, the "significance percentage," as defined in Regulation AB, as amended, of the Interest Rate Swap Agreement(s) is less than 10%].

In general, in respect of each Interest Rate Swap Agreement for a class of floating rate notes, if any, on each Distribution Date, the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a specified per annum fixed rate times the notional amount of such Interest Rate Swap Agreement for such class of floating rate notes (which will equal the then outstanding principal amount of the related class of floating rate notes), and the swap counterparty will be obligated to pay a floating rate payment based on LIBOR times the same notional amount. Payments due by each of the issuing entity and the swap counterparty under any Interest Rate Swap Agreement (other than Swap Termination Payments) will be exchanged on a net basis for such Interest Rate Swap Agreement. The payment obligations of the issuing entity to the swap counterparty under the Interest Rate

Swap Agreement(s) are secured under the Indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. A Net Swap Payment made by the issuing entity ranks higher in priority than all payments on the notes.

Among other things, an event of default under each Interest Rate Swap Agreement includes:

- failure to make payments due under such Interest Rate Swap Agreement;

- the occurrence of certain bankruptcy events of the issuing entity or bankruptcy and insolvency events of the swap counterparty;

- any breach of such Interest Rate Swap Agreement or related agreements by the swap counterparty;

- misrepresentation by the swap counterparty; or

- merger by the swap counterparty without assumption of its obligations under such Interest Rate Swap Agreement.

Among other things, a termination event under each Interest Rate Swap Agreement includes:

- illegality of the transactions contemplated by such Interest Rate Swap Agreement;

- any acceleration of the notes following an Event of Default under the Indenture;

- failure of the swap counterparty to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign such Interest Rate Swap Agreement to an eligible counterparty that is able to provide the information;

- certain tax events that would affect the ability of the swap counterparty to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the swap counterparty;

- a merger or consolidation of the swap counterparty into an entity with materially weaker creditworthiness;

- failure of the swap counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by such Interest Rate Swap Agreement, which failure may not constitute a termination event if the swap counterparty maintains certain minimum credit ratings and, among other things, as provided under such Interest Rate Swap Agreement:

  - at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee;

  - posts collateral; and/or

  - assigns its rights and obligations under such Interest Rate Swap Agreement to a substitute swap counterparty that satisfies the eligibility criteria set forth in such Interest Rate Swap Agreement.

Upon the occurrence of any event of default or termination event specified in an Interest Rate Swap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Swap Agreement. If an Interest Rate Swap Agreement is terminated due to an event of default or a termination event or as a result of a reduction in the notional amount to match the principal amount of the notes, a Swap Termination Payment under an Interest Rate Swap Agreement may be due to the swap counterparty by the issuing entity out of Available Amounts

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or may be due to the issuing entity by the swap counterparty. The amount of any Swap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under the Interest Rate Swap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Swap Agreement. Any Swap Termination Payment could be substantial.

For purposes of this prospectus, the following terms will have the following meanings:

"**Eligible Account**" means an account maintained with a depository institution or trust company (i) (a) the short-term unsecured debt obligations of which have the highest short-term rating category by each Rating Agency (excluding any "+" signs associated with such rating), or (b) have a long-term unsecured debt rating acceptable to each Rating Agency and corporate trust powers, and (ii) that is maintained in a segregated trust account in the corporate trust department of such depository institution or trust company.

"**Net Swap Payment**" means for each Interest Rate Swap Agreement, if any, the net amounts owed by the issuing entity to the swap counterparty, if any, on any Distribution Date (including any prior unpaid Net Swap Payments and any accrued interest thereon under the applicable Interest Rate Swap Agreement), excluding Swap Termination Payments.

"**Net Swap Receipts**" means for each Interest Rate Swap Agreement, if any, the net amounts owed by the swap counterparty to the issuing entity, if any, on any Distribution Date under such Interest Rate Swap Agreement, excluding any Swap Termination Payments.

"**Senior Swap Termination Payment**" means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an Interest Rate Swap Agreement that is not a Subordinated Swap Termination Payment.

"**Subordinated Swap Termination Payment**" means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an Interest Rate Swap Agreement following an "event of default" or a "termination event" where the swap counterparty is the "defaulting party" or sole "affected party" (other than with respect to "illegality" or a "tax event"), as each such term is defined in such Interest Rate Swap Agreement.

"**Swap Termination Payment**" means a payment due to the swap counterparty by the issuing entity or to the issuing entity by the swap counterparty under an Interest Rate Swap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Swap Agreement due to an "event of default" or "termination event" under such Interest Rate Swap Agreement.

"**Swap Termination Payment Account**" means an Eligible Account held in the United States in the name of the indenture trustee, which shall be held in trust for the benefit of the noteholders and the swap counterparty pursuant to the Indenture.]

Payments of Principal

Until the notes have been paid in full, principal payments to noteholders will be made on each distribution date in the amount and order of priority described under "*Distributions on the Notes—Priority of Payments*" in this prospectus. Generally, on each distribution date, the amount payable to the holders of the notes will be the Noteholders' Principal Distributable Amount.

The actual distribution date on which the outstanding principal amount of any class of notes is paid may be later or significantly earlier than its Final Scheduled Distribution Date based on a variety of factors, including the factors described under "*Weighted Average Life of the Notes*" in this prospectus.

If the principal amount of a class of notes has not been paid in full on or prior to its Final Scheduled Distribution Date, the Noteholders' Principal Distributable Amount for that distribution date will, to the extent the remaining Available Amounts are sufficient, include an amount sufficient to reduce the unpaid principal amount of

that class of notes to zero on that distribution date. See "*Distributions on the Notes—Priority of Payments*" in this prospectus.

Following the occurrence of an Event of Default and an acceleration of the notes (unless and until such acceleration has been rescinded), interest on and principal of the notes will be made on each distribution date in the priority set forth under "*Distributions on the Notes—Post-Acceleration Priority of Payments*."

Bankruptcy Provision

Each of the parties to the Basic Documents, and each noteholder, by accepting the note or a beneficial interest in the notes, will covenant and agree that, prior to the date that is one year and one day after the termination of the Indenture, it will not authorize, file, or join in the filing of, or cooperate with or encourage others to file against the depositor or the issuing entity any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under any federal or state bankruptcy or similar law.

Notices

Noteholders will be notified in writing by the indenture trustee of any Event of Default, Servicer Default or termination of, or appointment of a successor to, the servicer promptly upon an Authorized Officer (as defined in the Sale and Servicing Agreement) obtaining actual knowledge thereof.

If notes are issued other than in book-entry form, those notices will be mailed to the addresses of noteholders as they appear in the register maintained by the indenture trustee prior to mailing. Those notices will be deemed to have been given on the date of that mailing.

Notes Owned by the Issuing Entity, the Depositor, the Servicer and their Affiliates

In general, except as otherwise described in this prospectus and the Basic Documents, any notes owned by the issuing entity, the depositor, the servicer or any of their respective affiliates will be entitled to benefits under the Basic Documents equally and proportionately to the benefits afforded other owners of the notes. However, such notes will not be considered outstanding for voting purposes unless the issuing entity, the depositor, the servicer or any of their respective affiliates, either individually or collectively constitute all the owners of all the notes outstanding. See "*The Issuing Entities—Formation*," "*Description of the Trust Agreement—Restrictions on Actions by the Owner Trustee*," "*—Resignation and Removal of the Owner Trustee*," and "*Description of the Transfer and Servicing Agreements —Servicer Default*" in this prospectus.

DISTRIBUTIONS ON THE NOTES

On or before the 10th calendar day of each month (or, if the 10th day is not a Business Day, the next succeeding Business Day) (each, a "**determination date**"), the servicer will inform the owner trustee and the indenture trustee of, among other things, the amount of funds collected on or in respect of the receivables and the Total Servicing Fee and other servicing compensation payable to the servicer, in each case with respect to the immediately preceding Collection Period. On or prior to each distribution date, the servicer will also prepare a report containing all information necessary to make the distributions described under "*—Priority of Payments*" below.

The indenture trustee will make payments to the noteholders out of the amounts on deposit in the Collection Account. The "**Collection Account**" is established by the servicer in the name of the indenture trustee for the benefit of the noteholders and certificateholders. The amounts to be distributed to the noteholders will be determined in the manner described below.

Calculation of Available Amounts

The amount of funds available for distribution on a distribution date will generally equal [the sum of (i)] all Collections received by the servicer during the related Collections Period [and (ii) any Cap Receipts] [Net Swap

Receipts] (excluding Swap Termination Payments received from the swap counterparty and deposited into the SwapTermination Payment Account].

"**Collections**" means, for any distribution date, the sum of the following amounts received during the related Collection Period: (i) all collections on receivables, (ii) without duplication of amounts described in *clause (i)*, all Net Liquidation Proceeds and (iii) the amount, if any, deposited into the Collection Account from the Reserve Account.

A "**Defaulted Receivable**" will be (a) a receivable (other than a receivable as to which a Repurchase Payment has been made) that, by its terms, is delinquent 120 days or more, (b) with respect to a receivable that is delinquent for less than 120 days, the servicer has (i) determined, in accordance with its customary servicing procedures, that eventual payment in full is unlikely, or (ii) repossessed the related Financed Vehicle or, (c) a receivable with respect to which the servicer has received notification that the related obligor is subject to a Chapter 13 bankruptcy proceeding.

A "**Liquidated Receivable**" will be a defaulted receivable for which the related Financed Vehicle has been liquidated by the servicer.

Priority of Payments

On each distribution date prior to an acceleration of the notes, the servicer will allocate amounts on deposit in the Collection Account (after payment of the Supplemental Servicing Fee to the extent not previously retained by the servicer) with respect to the related Collection Period as described below and will instruct the indenture trustee (or, if the notes have been paid in full, the owner trustee) to make the following deposits and distributions in the following order of priority:

1. to the servicer, the Base Servicing Fee and any unpaid Base Servicing Fees from one or more prior Collection Periods;

[2. to the swap counterparty, the Net Swap Payment, if any, to be paid under the Interest Rate Swap Agreement(s), if any, to be paid from any remaining Available Amounts;]

3. [on a pro rata basis, (a) to the swap counterparty any Senior Swap Termination Payments for such Distribution Date, and (b)] on a *pro rata* basis (based on the amounts due to each class) to the noteholders, the noteholders' Interest Distributable Amount, to the extent of Available Amounts;

4. to the Class A-1 Noteholders, until the principal amount of the Class A-1 notes is reduced to zero, the Noteholders' Principal Distributable Amount for such distribution date, to the extent of Available Amounts;

5. to the Class A-2 Noteholders [(pro rata among the Class A-2a Noteholders and the Class A-2b Noteholders, if applicable)], until the principal amount of the Class A-2 notes is reduced to zero, then to the Class A-3 Noteholders, until the principal amount of the Class A-3 notes is reduced to zero, and then to the Class A-4 Noteholders, until the principal amount of the Class A-4 notes is reduced to zero, the Noteholders' Principal Distributable Amount for such distribution date, to the extent of Available Amounts;

6. to the Reserve Account, an amount, if any, necessary to cause the balance of funds therein to equal the Specified Reserve Account Balance, to the extent of Available Amounts, that amount being the "**Excess Amount**";

[7. to the swap counterparty, the Subordinated Swap Termination Payment for such Distribution Date, if any, to be paid from any remaining Available Amounts;]

8. to the indenture trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Indenture, but only to the extent that such fees, expenses or indemnity payments have not been paid by the administrator and have been outstanding for at least 60 days, to the extent of Available Amounts;

9. to the owner trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Trust Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the administrator and have been outstanding for at least 60 days, to the extent of Available Amounts;

10. to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Asset Representations Review Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the sponsor and have been outstanding for at least 60 days, to the extent of Available Amounts; and

11. to an account for distribution to the certificateholders (the "**certificateholders**"), any remaining Available Amounts.

Post-Acceleration Priority of Payments

Following the occurrence of an Event of Default that results in the acceleration of the notes and unless and until such acceleration has been rescinded, on each distribution date, the indenture trustee will make the following deposits and distributions in the following order of priority:

1. *pro rata*, to the indenture trustee and the owner trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Indenture and the Trust Agreement, respectively, but only to the extent that such fees, expenses or indemnity payments have not been paid by the administrator and have been outstanding for at least 60 days, to be paid from Available Amounts;

2. to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Asset Representations Review Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the sponsor and have been outstanding for at least 60 days, to the extent of Available Amounts;

[3. To the swap counterparty, the Net Swap Payment, if any, for such Distribution Date, to be paid from any remaining Available Amounts;]

4. to the servicer, the Base Servicing Fees and any unpaid Base Servicing Fees from one or more prior Collection Periods;

5. on a *pro rata* basis, (based on the amounts due to each class) to the noteholders, the Noteholders' Interest Distributable Amount, to the extent of Available Amounts;

6. to the Class A-1 Noteholders, until the principal amount of the Class A-1 notes is reduced to zero, to the extent of Available Amounts;

7. to the Class A-2[a] Noteholders, [the Class A-2b Noteholders,] the Class A-3 Noteholders and the Class A-4 Noteholders, on a *pro rata* basis, until the principal amount of such classes of notes is reduced to zero, to the extent of Available Amounts; and

[8. to the swap counterparty, any Subordinated Swap Termination Payments for such Distribution Date, such amounts to be paid from any remaining Available Amounts;]

9. to an account for distribution to the certificateholders, any remaining Available Amounts.

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Upon the sale of the issuing entity's estate under the circumstances described in this prospectus under "*Description of the Indenture—Remedies Upon an Event of Default*" following an Event of Default, the proceeds of such sale, together with available monies on deposit in the Reserve Account, will be paid in the priority of payments and distributions described above in this section.

If, after the occurrence of an Event of Default and an acceleration of the notes, such acceleration has been rescinded, the issuing entity will continue to pay interest and principal on the notes on each distribution date in the manner set forth under "*Distributions on the Notes—Priority of Payments*" in this prospectus.

Notwithstanding the foregoing, if amounts actually allocated to pay the Base Servicing Fee[, any Swap Termination Payments] and interest on and principal of the notes on any distribution date are less than the specified reserve account balance, funds will be withdrawn from the Reserve Account up to the amount on deposit in the Reserve Account to make such payment.

For the purposes of this prospectus, the following terms will have the following meanings:

[The "**Adjusted Pool Balance**" will mean, at any time, an amount equal to the Pool Balance minus the YSOC Amount.]

The "**Noteholders' Distributable Amount**" means, with respect to any distribution date, the sum of the Noteholders' Interest Distributable Amount for the notes plus the Noteholders' Principal Distributable Amount for that distribution date for the notes.

The "**Noteholders' Interest Carryover Shortfall**" means, with respect to any distribution date and a class of notes, the excess, if any, of the sum of the Noteholders' Monthly Interest Distributable Amount for that class for the preceding distribution date plus any outstanding Noteholders' Interest Carryover Shortfall for that class on that preceding distribution date, over the amount in respect of interest that is actually paid on the notes of that class on that preceding distribution date, plus, to the extent permitted by applicable law, interest on the Noteholders' Interest Carryover Shortfall at the related Interest Rate for the related Interest Period.

The "**Noteholders' Interest Distributable Amount**" means, with respect to any distribution date and a class of notes, the sum of the Noteholders' Monthly Interest Distributable Amount for all classes of notes and the Noteholders' Interest Carryover Shortfall for such class.

The "**Noteholders' Monthly Interest Distributable Amount**" means, with respect to any distribution date and a class of notes, interest accrued for the related Interest Period at the related Interest Rate for that class on the outstanding principal amount of that class on the immediately preceding distribution date, after giving effect to all payments of principal to noteholders of that class on or prior to that distribution date (or, in the case of the first distribution date, on the original principal amount of that class).

The "**Noteholders' Principal Carryover Shortfall**" means, with respect to any distribution date, the excess, if any, of the Noteholders' Principal Distributable Amount for the preceding distribution date over the amount in respect of principal that is actually paid as principal on the notes on such previous distribution date. The Noteholders' Principal Carryover Shortfall is not used to determine the amount of principal due on the notes on any distribution date, but is used solely for reporting purposes.

The "**Noteholders' Principal Distributable Amount**" means, with respect to any distribution date, an amount equal to the Principal Distribution Amount for such distribution date until the outstanding principal amount of each class of notes has been reduced to zero, and for any distribution date thereafter, an amount equal to zero.

The "**Principal Distribution Amount**" means, with respect to any distribution date, an amount equal to (i) the excess, if any, of (x) the [Adjusted] Pool Balance as of the beginning of the related Collection Period, or in the case of the first Collection Period, as of the cut-off date, over (y) the [Adjusted] Pool Balance as of the end of the related Collection Period, and (ii) any amounts due but not previously paid because sufficient funds were not available to make such payments]; provided, however, that the Principal Distribution Amount on the Final

Scheduled Distribution Date for any class of notes shall not be less than the amount necessary to reduce the outstanding principal amount of such class to zero.

"**Rating Agency Condition**" means, with respect to any event or action and each Rating Agency, either (a) written confirmation by such Rating Agency (which may be in the form of a letter, a press release or other publication or a change in such Rating Agency's published rating criteria to this effect) that the occurrence of such event or action will not cause it to downgrade, qualify or withdraw its rating assigned to the notes, or (b) that such Rating Agency shall have been given notice of such event or action at least ten days prior to such event (or, if ten days' advance notice is impracticable, as much advance notice as is practicable) and such Rating Agency shall not have issued any written notice that the occurrence of such event will cause it to downgrade, qualify or withdraw its rating assigned to the notes. Notwithstanding the foregoing, no Rating Agency has any duty to review any notice given with respect to any event or action.

[The "**Required Rate**" means, with respect to any distribution date, [●]%.]

["**YSOC Amount**" means [(other than with respect to the initial YSOC Amount, which was calculated based on the [statistical] pool)], with respect to any Collection Period and the related distribution date, the aggregate amount by which the principal balance as of the last day of such Collection Period of each receivable (other than a receivable that is a non-collectible or defaulted receivable or a receivable that has been purchased by the servicer or repurchased by the depositor due to certain breaches), exceeds the present value of each scheduled payment of each such receivable assuming the discount rate of such receivable is the greater of the Required Rate or the receivable's contract rate and that such scheduled payments (assumed to be equal monthly payments that amortize the principal balance of the receivable to zero, using its contract rate, over the remaining term of the contract) are made on the last day of each month and each month has 30 days.]

Payment of Notes

Upon the payment in full of all outstanding notes and the satisfaction and discharge of the Indenture, the owner trustee will succeed to all the rights of the indenture trustee, and the certificateholders will succeed to all the rights of the noteholders under the Transfer and Servicing Agreements, except as otherwise provided in the Sale and Servicing Agreement.

CREDIT ENHANCEMENT

Overcollateralization

Overcollateralization is the amount by which the [Adjusted] Pool Balance exceeds the aggregate outstanding principal balance of the notes. Overcollateralization means that there will be additional assets [(in addition to the YSOC Amount described below)] generating Collections that will be available to cover credit losses on the receivables. The initial amount of overcollateralization will be $[●], or approximately [●]% of the [Adjusted] Pool Balance as of the closing date and approximately [●]% of the initial principal balance of the notes.

Reserve Account

The issuing entity will cause to be established and maintained a trust account (the "**Reserve Account**") which will be a segregated account in the name of the indenture trustee for the benefit of the noteholders [and the swap counterparty, if any]. The Reserve Account will be created on the closing date and the issuing entity will cause to be deposited an amount equal to at least $[●] therein, representing approximately [●]% of the initial outstanding principal balance of all of the notes and the certificates (the "**Reserve Account Initial Deposit**"). The Reserve Account will thereafter be funded by the deposit therein of all Excess Amounts, if any, for each distribution date to the extent necessary to restore or bring the amounts on deposit in the Reserve Account to equal the Specified Reserve Account Balance.

On each distribution date, to the extent that amounts in the Collection Account or Available Amounts, as the case may be, are insufficient to fully fund the payments and distributions described in clauses [(1) through (5)]

under "*Distributions on the Notes—Priority of Payments*" or clauses [(1) through (7)] under "*Distribution on the Notes—Post-Acceleration Priority of Payments*" in this prospectus, the indenture trustee or the owner trustee, as applicable, will withdraw amounts then on deposit in the Reserve Account, up to the amount of any such deficiency, and deposit such amounts into the Collection Account for application pursuant to such clauses. Notwithstanding the foregoing, on each distribution date, to the extent that amounts deposited in the Collection Account during the related Collection Period are insufficient [(a)] to pay to the servicer the Base Servicing Fee owed to the servicer under the Sale and Servicing Agreement [or (b) pay to the swap counterparty, if any, any Net Swap Payments and Swap Termination Payments], amounts then on deposit in the Reserve Account will be applied to reimburse or pay, as applicable, the servicer in full before any amounts therein are applied to the payment on the notes.

Amounts held from time to time in the Reserve Account will continue to be held for the benefit of holders of the notes [and the swap counterparty, if any,] and may be invested in one or more Eligible Investments by the indenture trustee, as directed in writing by the servicer. Income on such Eligible Investments (net of losses and expenses) will be paid to the servicer on each distribution date. If the amount on deposit in the Reserve Account on any distribution date (after giving effect to all deposits to and withdrawals from the Reserve Account on that distribution date) is greater than the Specified Reserve Account Balance for that distribution date, the indenture trustee or the owner trustee, as applicable, will release such excess amount to the certificateholders. Upon any such distribution, the issuing entity, owner trustee, indenture trustee [and] the noteholders [and the swap counterparty, if any,] will have no further rights in, or claims to, such amounts.

For any distribution date, the "**Specified Reserve Account Balance**" will be [●]% of the [Adjusted] Pool Balance as of the cut-off date.

"**Eligible Investments**" will be limited to highly rated obligations or obligations backed by the full faith and credit of the U.S. government, certificates of deposit insured up to the maximum amount insurable by the Federal Deposit Insurance Corporation, and instruments or securities that meet the criteria of each hired rating agency from time to time as being consistent with its then-current ratings of the notes that mature no later than the Business Day prior to the date on which such funds are required to be available for application pursuant to the Basic Documents.

The depositor will not be required to refund any amounts properly distributed or paid to it, whether or not there are sufficient funds on any subsequent distribution date to make full distributions to the noteholders.

The Reserve Account and the subordination of the certificates are intended to enhance the likelihood of receipt by noteholders of the full amount of principal and interest due them and to decrease the likelihood that the noteholders will experience losses. However, the Reserve Account could be depleted. If the amount required to be deposited into or required to be withdrawn from the Reserve Account to cover shortfalls in collections on the receivables [and any amounts to be paid to the swap counterparty, if any,] exceeds the amount of available cash in the Reserve Account, noteholders could incur losses or suffer a temporary shortfall in the amounts distributed to the noteholders.

[YSOC Amount]

[The YSOC Amount [(other than the initial YSOC Amount, which was calculated based on the statistical pool)], with respect to any Collection Period and the related distribution date, is the aggregate amount by which the principal balance as of the last day of such Collection Period of each receivable (other than a defaulted receivable or a receivable purchased by the servicer or repurchased by the depositor due to certain breaches), exceeds the present value of each scheduled payment of each such receivable assuming the discount rate of such receivable is the greater of [●]% or the receivable's contract rate and that such scheduled payments are made on the last day of each month and each month has 30 days. On the closing date, the YSOC Amount will be $[●], which will be approximately [●]% of the Pool Balance as of the cut-off date. At any time, the [Adjusted] Pool Balance shall equal the Pool Balance minus the YSOC Amount.]

THE CERTIFICATES

General

The certificates will be issued under the Trust Agreement to the depositor in definitive form. Payments on the certificates will be subordinated to payments on the notes. The certificates will not bear interest.

Distributions on the Certificates

Payments will be made to the certificateholder on each distribution date in the priority and in the amount set forth under "*Distributions on the Notes—Priority of Payments*" in this prospectus. No payments will be made to the certificateholders, as beneficial owners of the issuing entity, on any distribution date until all principal and interest on the notes that is due and payable on that distribution date has been paid in full. See "*The Notes— Payments of Principal*" and "*Distributions on the Notes—Priority of Payments*" in this prospectus.

DESCRIPTION OF THE TRANSFER AND SERVICING AGREEMENTS

The Transfer and Servicing Agreements

The description of the terms of the Indenture, the Purchase Agreement, the Sale and Servicing Agreement, the Administration Agreement dated as of the closing date (the "**Administration Agreement**") by and among the issuing entity, the indenture trustee, the owner trustee and NMAC, as administrator (the "**administrator**"), and the Trust Agreement (collectively, the "**Transfer and Servicing Agreements**") in this prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Transfer and Servicing Agreements. Forms of the Transfer and Servicing Agreements have been filed as exhibits to the registration statement. Copies of the final signed Transfer and Servicing Agreements will be filed with the SEC following the issuance of the notes.

Sale and Assignment of Receivables

On the closing date, NMAC will sell and assign to the depositor, without recourse, pursuant to a Purchase Agreement (the "**Purchase Agreement**"), its entire interest in the receivables, including the security interests in the Financed Vehicles. On the closing date, the depositor will transfer and assign to the owner trustee on behalf of the issuing entity, without recourse, pursuant to the Sale and Servicing Agreement, its entire interest in the receivables constituting the receivables pool, including its security interests in the related Financed Vehicles. Each receivable will be identified in a schedule on file with the indenture trustee (a "**Schedule of Receivables**"), but the existence and characteristics of the related receivables will not be verified by the owner trustee. The owner trustee will, concurrently with the transfer and assignment, on behalf of the issuing entity, execute and deliver the related notes and certificates. The net proceeds received from the sale of the certificates and the notes will be applied to the purchase of the receivables from the depositor and to make the initial deposit into the Reserve Account. The depositor will initially retain the certificates and may sell them to an affiliate of NMAC.

Representations and Warranties; Remedies

General

NMAC, pursuant to the Purchase Agreement, and the depositor, pursuant to the Sale and Servicing Agreement, will make certain representations and warranties regarding each receivable as of the cut-off date (the "**Eligibility Representations**"). The Eligibility Representations include, among other representations, representations regarding the economic terms of each receivable, the enforceability of the receivable against the related obligor, the security interest in the related financed vehicle, the characterization of the receivable under the UCC, the validity of the transfer of the receivable to the issuing entity, the perfection and priority of the indenture trustee's security interest in the receivable and the compliance of the origination of that receivable with applicable law.

As of the last day of the distribution date following the end of the Collection Period (defined below), which includes the 60th day (or, if the depositor elects, an earlier date) after the date that the depositor or the sponsor, as applicable, discovers or receives notice of a breach of any Eligibility Representation of the depositor in the Sale and Servicing Agreement or the sponsor in the Purchase Agreement, as applicable, with respect to any receivable as described above that materially and adversely affects the interests of the issuing entity or the noteholders in any receivable, the depositor, unless the breach is corrected or cured, will be required to repurchase that receivable (a "**repurchased receivable**") from the issuing entity and, pursuant to the Purchase Agreement, NMAC will be required to purchase that repurchased receivable from the depositor, at a price equal to the Repurchase Payment for that receivable. Any such breach will be deemed not to materially and adversely affect the issuing entity's or the noteholders' interests in that receivable if it does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. The owner trustee (in its discretion or at the direction of a certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) may notify the sponsor or the depositor of a breach by delivering written notice to the sponsor or the depositor, as applicable, identifying the receivable and the related breach of an Eligibility Representation. The "**Repurchase Payment**" will be equal to the amount required to be paid by the related obligor to prepay the receivable (including interest accrued on that receivable through the due date for the obligor's payment in the related Collection Period at the applicable APR), after giving effect to the receipt of any monies collected on that receivable, if any. This repurchase obligation will constitute the sole remedy available to the indenture trustee, the noteholders, the certificateholders or the issuing entity for any uncorrected and uncured breach by the depositor of those representations and warranties. The obligation of the depositor to repurchase a receivable will not be conditioned on performance by NMAC of its obligation to purchase that receivable from the depositor pursuant to the Purchase Agreement.

An investor wishing to direct the indenture trustee to request a repurchase as described above may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation and the related receivable. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide verification documents to confirm that the requesting investor that it is, in fact, a beneficial owner of notes. NMAC and the depositor will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such disclosure.

Asset Representations Review

As discussed above under "—*Representations and Warranties; Remedies*," each of the sponsor and the depositor will make the Eligibility Representations regarding the receivables. The asset representations reviewer will be responsible for performing a review of certain receivables for compliance with the Eligibility Representations when the asset review conditions have been satisfied. In order for the asset review conditions to be satisfied, the following two events must have occurred:

- The Delinquency Percentage for any distribution date exceeds the Delinquency Trigger [for that distribution date], as described below under "—*Delinquency Trigger*"; and

- The investors have voted to direct a review of the applicable Subject Receivables pursuant to the process described below under "—*Asset Review Voting*".

If the review conditions are satisfied (the first date on which the review conditions are satisfied is referred to as the "**Review Satisfaction Date**"), then the asset representations reviewer will perform an Asset Review as described under "—*Asset Review*" below.

Delinquency Trigger

On or prior to each determination date, the servicer will calculate the Delinquency Percentage for the related collection period. The "**Delinquency Percentage**" for each distribution date and the related collection period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate Principal Balance of all 60-Day Delinquent Receivables as of the last day of that collection period to (ii) the Pool Balance as of the last day of that collection period. "**60-Day Delinquent Receivables**" means, as of any date of determination, all receivables (other than repurchased receivables and Defaulted Receivables) that are 60 or more days delinquent as of such date (or, if such date is not the last day of a collection period, as of the last day of the collection period immediately

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proceeding such date), as determined in accordance with the servicer's customary servicing practices. The "**Delinquency Trigger**" for any distribution date and the related collection period is [[●]%] [the percentage set forth below for the distribution dates set forth below:

Distribution Date	Delinquency Trigger
[Month, Year] through [Month, Year]	[●]%
[Month, Year] through [Month, Year]	[●]%
[Month, Year] through [Month, Year]	[●]%

NMAC believes that the Delinquency Trigger is appropriate based on an analysis of the historical rate of receivables 60 days or more delinquent over the life of NMAC's [securitized portfolios of retail installment sale contracts] from [●] through [●] (the "**Reference Portfolios**"). The [initial] Delinquency Trigger was calculated as a multiple of [●] times the [previous historical peak] [average] 60-Day Delinquent Receivables ratio of the Reference Portfolios. [NMAC then applied a multiple of [●] to the [average] [peak] 60-Day Delinquent Receivables percentage observed at month [●], month [●] and month [●] in the Reference Portfolios and rounded to the nearest 0.05%.] [An average] [The previous historical peak] of the delinquency ratio was utilized to account for typical seasonal increases in delinquencies. [Because the Reference Portfolios have not experienced significant historical delinquencies and given the relatively stable economic period for these transactions,] the multiple is intended to account for future volatility and stressed economic conditions. NMAC believes that this method will incorporate shifts in delinquencies for each annual period that the Notes are outstanding and will align the Delinquency Trigger with changes in delinquency rates. [Additionally, the multiple is expected to generate a Delinquency Trigger which would be met before any losses on the Notes would occur.]

"**Subject Receivables**" means, for any Asset Review, all receivables which are 60-Day Delinquent Receivables as of the related Review Satisfaction Date.

Asset Review Voting

The monthly distribution report filed by the depositor on Form 10-D will disclose whether the Delinquency Percentage on any distribution date exceeds the Delinquency Trigger [for that distribution date]. If the Delinquency Percentage on any distribution date exceeds the applicable Delinquency Trigger, then investors holding at least 5% of the aggregate outstanding principal balance of the notes (the "**Instituting Noteholders**") may elect to initiate a vote to determine whether the asset representations reviewer should conduct the review described under "—*Asset Review*" below by giving written notice to the indenture trustee of their desire to institute such a vote within 90 days after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor that it is, in fact, a beneficial owner of notes. NMAC and the depositor will be responsible for any expenses incurred in connection with such disclosure and reimbursing any expenses incurred by the indenture trustee in connection therewith.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders and the depositor will disclose on Form 10-D that a vote has been called. The vote will remain open until the 120th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. The "**Noteholder Direction**" will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing a review by the asset representation reviewer. Following the completion of the voting process, the next Form 10-D filed by the depositor will disclose whether or not a Noteholder Direction has occurred. The sponsor, the depositor and the issuing entity are required under the Basic Documents to reasonably cooperate with the indenture trustee to facilitate the voting process. The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with TIA Section 316(c).

Within [five business days] of the Review Satisfaction Date, the indenture trustee will send a notice to the sponsor, the depositor, the servicer and the asset representations reviewer specifying that the asset review conditions have been satisfied and providing the applicable Review Satisfaction Date. Within [●] days of receipt of such

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notice, the servicer will provide the asset representations reviewer, with a copy to the indenture trustee, a list of the Subject Receivables.

Fees and Expenses for Asset Review

As described under "*Fees and Expenses*", the asset representations reviewer will be paid [an annual][a monthly] fee of $[●] from the servicer in accordance with the asset representations review agreement. However, that annual fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Receivables. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[   ] [for each Subject Receivable] [per hour for its time spent conducting the Asset Review] [reflecting the flat negotiated total cost of a given asset review]. The asset representations reviewer will pay all expenses incurred by it in connection with its review of the Subject Receivables. [All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the "**Review Expenses**") will be payable by NMAC and, to the extent the Review Expenses remain unpaid after 60 days, they will be payable out of amounts on deposit in the Collection Account as described under "*Distributions on the Notes—Priority of Payments*" in this prospectus.

Asset Review

The asset representations reviewer will perform a review of the Subject Receivables for compliance with the Eligibility Representations (an "**Asset Review**") in accordance with the procedures set forth in the asset representations review agreement. These procedures will generally involve [comparing the Eligibility Representations to a variety of sources, including the data points contained in the data tape that relate to the Eligibility Representations, the original retail installment sales contract and other documents in the receivables file, and other records of the originator and the servicer with respect to that Subject Receivable.] If the servicer notifies the asset representations reviewer that a Subject Receivable was paid in full by the obligor or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of that receivable and the Asset Review of that receivable will be considered complete. If a Subject Receivable was included in a prior Asset Review, the asset representations reviewer will not conduct additional tests on any such duplicate Subject Receivable but will include the result of the previous tests in the review report. The servicer will render reasonable assistance, including granting access to copies of any underlying documents, to the asset representations reviewer to facilitate the Asset Review, and will provide the asset representations reviewer with access to the receivable files and all other relevant documents related to each Subject Receivable. However, the servicer may redact these materials to remove any personally identifiable customer information. The Asset Review will not determine whether noncompliance with the Eligibility Representations should result in a repurchase of the related Subject Receivable under the transaction documents and the asset representations reviewer will not determine the reason for the delinquency of any receivable, the creditworthiness of any obligor, the overall quality of any receivable or the compliance by the servicer with its covenants with respect to the servicing of the receivables.

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [●] day after the Review Satisfaction Date. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the sponsor and the depositor of the findings and conclusions of the review of the Subject Receivables, and the Form 10-D filed by the depositor with respect to the Collection Period in which the asset representations reviewer's report is provided will include a summary of those findings and conclusions.

The asset representations reviewer will only be responsible for determining whether there was noncompliance with any Eligibility Representation with respect to any Subject Receivable. If the asset representations reviewer determines that there was such noncompliance, the sponsor and the depositor will investigate whether such noncompliance resulted in a breach that materially and adversely affects the interests of the issuing entity or the noteholders in the Subject Receivable such that the sponsor or the depositor, as applicable, would be required to make a repurchase. In conducting this investigation, the sponsor and the depositor, as applicable, will refer to the information available to it, including the asset representation reviewer's report.

717973921 14466653

Requests to Repurchase and Dispute Resolution

If the depositor, the issuing entity, the owner trustee (in its discretion or at the direction of a certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) (each, a "**requesting party**") requests that the sponsor or the depositor repurchase any receivable due to a breach of an Eligibility Representation as described under "*Description of the Transfer and Servicing Agreements—Representations and Warranties; Remedies*" in this prospectus and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the sponsor or the depositor, as applicable, the requesting party may refer the matter, at its discretion, to either mediation or arbitration. A repurchase request will be deemed to be resolved to the reasonable satisfaction of the requesting party if an Asset Review has been completed with respect to the receivables underlying such request and the findings and conclusions of the asset representations reviewer found no "test fails" with respect to those receivables. If both the owner trustee (on behalf of one or more certificateholders) and the indenture trustee (on behalf of one or more Note Owners or noteholders) are requesting parties, then the indenture trustee as requesting party (at the direction of Note Owner(s) or noteholder(s) that directed the indenture trustee to make the repurchase request) shall have the right to make the selection of mediation or arbitration. The requesting party will provide notice of its intention to refer the matter to mediation or arbitration, as applicable, to the requesting parties, with a copy to the issuing entity, the owner trustee and the indenture trustee.

If the requesting party selects mediation, the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the "**AAA**").

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA). The arbitrator will be appointed from a list of neutrals maintained by the AAA. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys' fees to the parties as determined by the arbitrator in its reasonable discretion.

Any mediation and arbitration described above will be held in New York, New York (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the Sale and Servicing Agreement. A requesting party may not initiate a mediation or arbitration as described above with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right to join an existing mediation or arbitration with respect to that receivable if the mediation or arbitration has not yet concluded, subject to a determinations by the parties to the existing mediation or arbitration that such a joinder would not prejudice the rights of the participants to such existing mediation or arbitration or unduly delay such proceeding.

Custody of Documents Evidencing the Receivables

Pursuant to the Sale and Servicing Agreement, the issuing entity will designate the servicer as custodian to directly or indirectly through subservicers maintain (a) physical possession as the issuing entity's agent of the tangible records constituting or forming a part of the related retail installment contracts and any other tangible records relating to the receivables (including amendments to electronic chattel paper that are evidenced in tangible form), or (b) control as the issuing entity's agent over the electronic records constituting or forming a part of the retail installment contracts and any other electronic records relating to the receivables.

To assure uniform quality in servicing both the receivables and the servicer's own portfolio of automobile and light-duty truck installment contracts, as well as to facilitate servicing and to reduce administrative costs, any documents evidencing the receivables will not be physically segregated from other automobile and light-duty truck installment contracts of the servicer, or those which the servicer services for others, or marked to reflect the transfer to the issuing entity as long as NMAC is servicing the receivables.

Accounts

The Collection Account and the Reserve Account (each, an "**Account**") generally will be maintained with the indenture trustee or the owner trustee so long as (i) the indenture trustee's or the owner trustee's certificate of deposit rating is at least "Prime-1" or its equivalent from each of the Rating Agencies, the indenture trustee's or the owner trustee's long-term senior unsecured debt obligations have a rating of at least Aa2 or its equivalent by each of the Rating Agencies, or the indenture trustee or the owner trustee have ratings that otherwise satisfy the Rating Agency Condition (the "**Required Deposit Rating**") and the indenture trustee's or the owner trustee's deposits are insured by the FDIC or (ii) each Account is maintained in a segregated trust account in the trust department of the indenture trustee or the owner trustee, as the case may be.

If the short-term unsecured debt obligations of the indenture trustee or the owner trustee, as the case may be, do not have the Required Deposit Rating or if the servicer notifies the indenture trustee and the owner trustee that an account should be moved, then the servicer shall, with the assistance of the indenture trustee or the owner trustee as may be necessary, cause each Account to be moved to (1) segregated trust accounts in a bank selected by the servicer whose short-term unsecured debt obligations have the Required Deposit Rating or (2) the trust department of the indenture trustee or the owner trustee.

Funds in the Collection Account and the Reserve Account will be invested as provided in the Sale and Servicing Agreement in Eligible Investments. "**Eligible Investments**" are generally limited to investments acceptable to each Rating Agency as being consistent with the rating of those notes (including obligations of the servicer and its affiliates, to the extent consistent with that rating) or any other investment so long as the Rating Agency Condition is satisfied. Except as described below, Eligible Investments are limited to obligations or securities that mature no later than the business day prior to the next distribution date for that series. Thus, the amount of cash in any Account at any time may be less than the balance of the related Account. If the amount required to be withdrawn from any Reserve Account to cover shortfalls in collections on the related receivables exceeds the amount of cash in the Reserve Account a temporary shortfall in the amounts paid to the noteholders could result, which could, in turn, increase the average life of the notes. Investment earnings on funds deposited in the Accounts, net of losses and investment expenses, shall be released to the servicer on each distribution date and shall be the property of the servicer.

Servicing Procedures

The servicer will, consistent with the Sale and Servicing Agreement, follow the collection procedures it follows with respect to comparable retail installment contracts it services for itself. Additionally, under the Sale and Servicing Agreement the servicer and its affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables. The servicer may waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a receivable. The servicer may refinance any receivable and deposit the outstanding principal balance of such receivable into the Collection Account. The receivable created by such refinancing shall not be property of the issuing entity. The servicer and its affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a receivable upon the death or disability of the obligor or any casualty with respect to the Financed Vehicle. In addition, the servicer may make certain modifications with respect to the receivables in accordance with its customary servicing practices, subject to the limitations set forth in "—*Modifications of Receivables*" below.

In addition, the servicer will covenant that, except as may be required by state or federal law or court order, or as otherwise contemplated in the related agreement (including the provisions in the immediately preceding paragraph), it will not release any Financed Vehicle from the security interest granted by the related receivable, except in event of payment in full or certain other specified circumstances.

The servicer or the issuing entity will inform the other party and the indenture trustee promptly, in writing, upon the discovery of any breach by the servicer of the above obligations that would materially and adversely affect

the interests of the issuing entity or the noteholders in any receivable. If the breach materially and adversely affects the interests of the issuing entity or the noteholders in such receivable and is not corrected or cured, then the servicer shall repurchase such receivable from the issuing entity on or before the distribution date following the end of the Collection Period that includes the 60th day (or, if the servicer elects, an earlier date) after the date that the servicer became aware of or was notified of such breach. Any such breach will be deemed not to materially and adversely affect the issuing entity's or the noteholders' interests in that receivable if it does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. The "**Repurchase Payment**" for a receivable will be equal to its unpaid Principal Balance as of the beginning of that Collection Period, plus interest accrued through the due date for the obligor's payment in that Collection Period at the related APR, after giving effect to the receipt of monies collected on that repurchased receivable, if any, in that Collection Period. This purchase obligation will constitute the sole remedy available to the issuing entity, the noteholders, certificateholders, the indenture trustee or the owner trustee for any uncured breach by the servicer.

If the servicer determines that eventual payment in full of a receivable is unlikely, the servicer will follow its customary practices and procedures to recover all amounts due upon that receivable, including repossessing and disposing of the related Financed Vehicle at a public or private sale (unless it determines in its sole discretion that repossession will not increase the liquidation proceeds by an amount greater than the expense of such repossession or that the proceeds ultimately recoverable with respect to such receivable would be increased by forbearance), or taking any other action permitted by applicable law. See "*Material Legal Aspects of the Receivables*" in this prospectus.

Collections

The servicer will deposit into the Collection Account not later than the second Business Day after identification for each Collection Period the sum of (i) all collections on receivables, (ii) other than as described in clause (i), all net liquidation proceeds, and (iii) the amount, if any, deposited into the Collection Account from the Reserve Account (collectively, "**Collections**"). However, the servicer may retain such amounts until the Business Day prior to the related distribution date if both of the following conditions are met:

1. NMAC is the servicer; and

2. NMAC's short-term unsecured debt obligations are rated at least "[●]" by [●] and "[●]" by [●].

Notwithstanding the foregoing, the servicer may deposit Collections into the Collection Account on any other alternate remittance schedule (but not later than the related distribution date) if the Rating Agency Condition is satisfied with respect to such alternate remittance schedule. The servicer will be entitled to withhold, or to be reimbursed from amounts otherwise payable into or on deposit in the Collection Account, amounts previously deposited in the Collection Account but later determined to have resulted from mistaken deposits or postings. Except in certain circumstances described in the Sale and Servicing Agreement, pending deposit into the Collection Account, collections may be employed by the servicer at its own risk and for its own benefit and are not required to be segregated from its own funds.

The servicer or the depositor, as the case may be, will remit the aggregate Repurchase Payments of receivables to be purchased from the issuing entity to the Collection Account on the Business Day immediately preceding the related distribution date. The servicer will be entitled to withhold, or to be reimbursed from amounts otherwise payable into or on deposit in the Collection Account, amounts previously deposited in the Collection Account but later determined to have resulted from mistaken deposits or postings. Except in certain circumstances described in the Sale and Servicing Agreement, pending deposit into the Collection Account, collections may be used by the servicer at its own risk and for its own benefit and are not required to be segregated from its own funds. The servicer, at its own risk and for its own benefit, may instruct the indenture trustee to invest amounts held in the Collection Account in Eligible Investments from the time deposited until the related distribution date. On each distribution date, all net income or other gain from the investment of funds on deposit in the Collection Account and the Reserve Account in respect of the related Collection Period will be distributed to the servicer.

Collections on or in respect of a receivable made during a Collection Period (including Repurchase Payments) will be applied to such receivable in accordance with the servicer's customary servicing practices. See "*Description of the Transfer and Servicing Agreements —Collections*" in this prospectus.

Statements to Trustees and Issuing Entity

On or prior to each determination date, the servicer will provide to the indenture trustee and the owner trustee a statement setting forth with respect to the notes substantially the same information that is required to be provided in the periodic reports provided to noteholders described under "*—Statements to Noteholders*" below.

Statements to Noteholders

On or prior to each determination date, the servicer will prepare and provide to the indenture trustee and the owner trustee a statement to be delivered to the noteholders and the certificateholders on the distribution date that will include (to the extent applicable) the following information regarding the notes with respect to that distribution date:

1. the amount of the payment allocable to the principal amount of the notes;

2. the amount of the payment allocable to interest on the notes;

3. the YSOC Amount;

4. the [Adjusted] Pool Balance as of the close of business on the last day of the related Collection Period;

5. the amount of the Base Servicing Fee paid to the servicer with respect to the related Collection Period, the amount of any unpaid Base Servicing Fees and the change in that amount from the prior distribution date and the amount of any Supplemental Servicing Fee paid to the servicer with respect to the related Collection Period;

6. the Noteholders' Interest Carryover Shortfall and the Noteholders' Principal Carryover Shortfall, if any, for the notes, and the change in those amounts from the preceding statement;

7. the aggregate outstanding principal amount, the Note Factor and the note Pool Factor for the notes, and the certificate Factor for the certificates, in each case, after giving effect to all payments reported under clause (1) above on that date;

8. the balance of the Reserve Account on that distribution date, after giving effect to changes thereto on that date and the amount of those changes;

9. the amount of defaults and net losses on the receivables for the related Collection Period;

10. the number of delinquencies on the receivables as a percentage of the number of receivables;

11. the aggregate Principal Balance of 60-Day Delinquent Receivables as of that distribution date;

12. the Delinquency Percentage;

13. the Delinquency Trigger for the related distribution date;

14. any material change in practices with respect to charge-offs, collection and management of delinquent receivables, and the effect of any grace period, re-aging, re-structuring, partial payments or other practices on delinquency and loss experience;

15. any material modifications, extensions or waivers to receivables terms, fees, penalties or payments during the Collection Period; and

16. any material breaches of representations, warranties or covenants contained in the receivables.

18. [the amount of any Cap Receipts received and Cap Termination Payments paid or received, if any, under the Interest Rate cap Agreement(s), if any;] [the amount of any Net Swap Receipts, Net Swap Payments and Swap Termination Payments paid or received, if any, under the Interest Rate Swap Agreement(s), if any;]

[19. the YSOC Amount; and]

[20. the Adjusted Pool Balance as of the close of business on the last day of the related Collection Period.]

Each amount set forth in subclauses (1), (2), (6) and (7) above will be expressed in the aggregate and as a dollar amount per $1,000 of the original principal amount of each class of notes.

Copies of the statements may be obtained by the noteholders or the certificateholders by delivering a request in writing addressed to the indenture trustee or the owner trustee at its address set forth in this prospectus.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the issuing entity, the indenture trustee will mail to each person who at any time during that calendar year has been a noteholder and received any payment, a statement containing information for the purposes of that noteholder's preparation of federal and state income tax returns. See "*Material U.S. Federal Income Tax Consequences*" in this prospectus.

Compensation for Servicer and Administrator

As servicer, NMAC will be entitled to compensation for the performance of its servicing obligations with respect to the receivables under the Sale and Servicing Agreement. NMAC will also perform the administrative obligations required to be performed by the issuing entity or the owner trustee under the Indenture and the Trust Agreement. As compensation for the performance of its obligations as administrator under the Administration Agreement and as reimbursement for its expenses related thereto, NMAC will be entitled to a monthly payment of compensation in an amount to be agreed to between the administrator and the servicer, which will be solely an obligation of the servicer.

The Base Servicing Fee for the calendar month immediately preceding any distribution date (a "**Collection Period**") will be one-twelfth of [●]% (the "**Servicing Rate**") of the Pool Balance as of the last day of the preceding Collection Period or, in the case of the first distribution date, the aggregate principal balance of the receivables on the cut-off date (the "**Base Servicing Fee**"). The Base Servicing Fee, together with any unpaid Base Servicing Fee for any previous Collection Period, will be paid on each distribution date solely to the extent of Available Amounts (and, if necessary, amounts available in the Reserve Account). The servicer will be entitled to collect and retain as additional servicing compensation in respect of each Collection Period any late fees, prepayment charges and any other administrative fees and expenses or similar charges collected during that Collection Period (the "**Supplemental Servicing Fee**"). The servicer will also be entitled to receive any investment earnings or interest earned during that Collection Period from the investment of monies on deposit in the Collection Account and the Reserve Account. See "*Description of the Transfer and Servicing Agreements —Collections*" in this prospectus. The servicer will be paid the Base Servicing Fee and the Supplemental Servicing Fee (collectively, the "**Total Servicing Fee**") for each Collection Period on the following distribution date related to that Collection Period. The Base Servicing Fee will be paid from Available Amounts (and, if necessary, amounts available in the Reserve Account) prior to the payment of the Noteholders' Distributable Amount.

The Total Servicing Fee will compensate the servicer for performing the functions of a third-party servicer of motor vehicle receivables as an agent for the beneficial owner of those receivables, including collecting and posting all payments, responding to inquiries of obligors on the receivables, investigating delinquencies, sending

payment statements to obligors, reporting tax information to obligors, paying costs of collections and policing the collateral. The Total Servicing Fee will also compensate the servicer for administering the receivables, including accounting for collections and furnishing monthly statements to the owner trustee and indenture trustee with respect to payments. The Total Servicing Fee will also reimburse the servicer for specified taxes, accounting fees, outside auditor fees, data processing costs and other costs incurred in connection with administering the receivables.

The "**Pool Balance**" as of the close of business on the last day of a Collection Period will equal the aggregate Principal Balance of the receivables (excluding repurchased receivables and defaulted receivables) as of the close of business on such day; provided, however, that where the Pool Balance is relevant in determining whether the requisite percentage of noteholders (or relevant class or classes of notes) necessary to effect any consent, waiver, request or demand shall have been obtained, the Pool Balance shall be deemed to be reduced by an amount equal to the portion of the Pool Balance (before giving effect to this provision) represented by the interests evidenced by any applicable note registered in the name of the depositor, the servicer or any person actually known to a trust officer of the owner trustee or the indenture trustee, as the case may be, to be an affiliate of the depositor or the servicer, unless all of the notes are then held or beneficially owned by NMAC, the depositor and their affiliates. The "**Principal Balance**" of a receivable as of any date will equal the outstanding principal balance of such receivable calculated by the servicer in accordance with its customary serving procedures.

Net Deposits

As an administrative convenience and as long as specified conditions are satisfied, NMAC (as servicer or in any other capacity) will be permitted to make the deposit of collections and amounts deposited in respect of purchases of receivables by the depositor or the servicer for or with respect to the related Collection Period net of payments to be made to the servicer or any of its affiliates with respect to that Collection Period. The servicer, however, will account for the foregoing deposits and payments (except for the Supplemental Servicing Fee, to the extent that the servicer is entitled to retain such amounts) as if all of the foregoing deposits and payments were made individually. See "*Description of the Transfer and Servicing Agreements —Net Deposits*" in this prospectus.

Optional Purchase

The outstanding notes will be paid in full on any distribution date on which the servicer or any successor to the servicer exercises its option to purchase the issuing entity's property (other than the Reserve Account) by depositing in the Collection Account an amount equal to the Optional Purchase Price net of payments to be made to the servicer or any of its affiliates. The servicer or any successor to the servicer may purchase the receivables on any distribution date when the Pool Balance shall have declined to 5% or less of the outstanding principal balance of the receivables as of the cut-off date (an "**Optional Purchase**"), as described in this prospectus under "*Description of the Transfer and Servicing Agreements —Termination*." The "**Optional Purchase Price**" for the outstanding notes will be equal to an amount equal to the greater of (a) the aggregate Repurchase Payments for the receivables (including receivables that became defaulted receivables in the Collection Period preceding the distribution date on which the Optional Purchase occurs) [and] (b) the sum of (i) the aggregate outstanding principal balance of the notes, (ii) the Noteholders' Interest Distributable Amount for all Classes of notes for that distribution date and (iii) any amounts due to the owner trustee and the indenture trustee under clauses [8 and 9] of "*Distributions on the Notes—Priority of Payments*" above [and (c) all amounts payable to the swap counterparty under the Interest Rate Swap Agreement(s), if any].

Modifications of Receivables

Pursuant to the Sale and Servicing Agreement, the servicer may grant extensions, rebates, deferrals, amendments, modifications or adjustments on a receivable in accordance with its customary servicing practices; provided, however, that if the servicer (1) extends the date for final payment by the obligor of any receivable beyond the last day of the Collection Period prior to the latest Final Scheduled Distribution Date of any notes or (2) reduces the APR or Principal Balance of any receivable other than as required by applicable law (including, without limitation, by the Servicemembers Civil Relief Act) or court order, then the servicer will be required to purchase that receivable from the issuing entity if such change in the receivable would materially and adversely affect the interests of the issuing entity or the noteholders in such receivable. This purchase obligation is described under "*—Servicing Procedures*" above.

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The servicer may from time to time, in accordance with its customary servicing practices, permit an extension on payments due on receivables on a case-by-case basis or offer obligors an opportunity to defer payments. Any of these deferrals or extensions may extend the maturity of the related receivables and increase the weighted average life of the notes. As a result, the weighted average life and yield on your notes may be adversely affected by extensions and deferrals on the receivables.

Removal or Replacement of Servicer

The indenture trustee or noteholders evidencing a majority of the voting interests of notes may terminate the rights and obligations of the servicer under the Sale and Servicing Agreement upon the occurrence of any of the following events (each, a "**Servicer Default**"):

1.   any failure by the servicer to deliver or cause to be delivered to the owner trustee or the indenture trustee, as applicable, for deposit in any account any required payment or to direct the owner trustee or the indenture trustee, as applicable, to make any required distributions from that account, and that failure continues unremedied for ten Business Days after (a) receipt by the servicer of written notice of the failure from the indenture trustee or the holders of notes evidencing not less than a majority in principal amount of the outstanding notes, acting together as the single class, or (b) discovery of that failure by an authorized officer of the servicer;

2.   any failure by the servicer to duly observe or perform in any material respect any other covenants or agreements of the servicer set forth in the Sale and Servicing Agreement, and that failure materially and adversely affects the rights of the noteholders or certificateholders, and that failure continues unremedied for 90 days after receipt by the servicer of written notice of the failure from the indenture trustee or the holders of notes evidencing not less than a majority in principal amount of those outstanding notes, acting together as a single class; provided, however, that a failure under this clause (2) that continues unremedied for a period of 150 days or less will not constitute a Servicer Default if such failure was caused by a force majeure or other similar occurrence; or

3.   the occurrence of an insolvency event with respect to the servicer.

Under those circumstances, authority and power shall, without further action, pass to and be vested in the indenture trustee or a successor servicer appointed under the Sale and Servicing Agreement. If, however, a bankruptcy trustee or similar official has been appointed for the servicer, and no Servicer Default other than the appointment of a bankruptcy trustee or similar official has occurred, that trustee or official may have the power to prevent the indenture trustee or the noteholders from effecting a transfer of servicing. Upon receipt of notice of the occurrence of a Servicer Default or the termination or resignation of the servicer, the administrator will give notice thereof to the Rating Agencies. Upon payment in full of interest on and principal of the notes [and all amounts due under the Interest Rate Swap Agreement(s), if any], the certificateholders will succeed to the rights of the noteholders with respect to removal of the servicer. All reasonable costs and expenses incurred in connection with transferring the servicing of the receivables to a successor servicer will be paid by the predecessor servicer. Notwithstanding the foregoing, if the predecessor servicer is the indenture trustee, NMAC will reimburse the indenture trustee for all reasonable costs and expense incurred in connection with transferring the servicing of the receivables to a successor servicer.

Upon the termination or resignation of the servicer, the servicer, subject to that termination or removal, will continue to perform its functions as servicer, in the case of (a) termination, only until the date specified in the termination notice or, if no such date is specified therein, the date of the servicer's receipt of such notice, and (b) resignation, until the earlier of (1) the date 45 days from the delivery to the owner trustee and the indenture trustee of the resignation notice, and (2) the date upon which the predecessor servicer becomes unable to act as servicer, as specified in the resignation notice.

Upon the appointment of a successor servicer, the successor servicer will assume all of the rights and obligations of the servicer under the Sale and Servicing Agreement. Any compensation payable to a successor servicer may not be in excess of that permitted for the predecessor servicer.

If a successor servicer has not been appointed by the time the predecessor servicer has ceased to act as servicer, the indenture trustee will, without further action, be automatically appointed the successor servicer. If the indenture trustee is unwilling or legally unable to so act, it may appoint, or petition a court of competent jurisdiction for the appointment of, a successor servicer with a net worth of at least $100,000,000 and whose regular business includes the servicing of automobile receivables. The indenture trustee, or any person appointed as successor servicer, will be the successor in all respects to the predecessor servicer under the Sale and Servicing Agreement and all references in the Sale and Servicing Agreement to the servicer shall apply to that successor servicer. The issuing entity may make arrangements for compensation to be paid, but the compensation for the successor servicer may not be greater than that permitted the predecessor servicer under the Sale and Servicing Agreement. Notwithstanding termination, the servicer will be entitled to payment of specified amounts payable to it prior to the termination for services it rendered prior to the termination.

Waiver of Past Servicer Defaults

The holders of notes evidencing a majority of the aggregate outstanding principal amount of the notes, or if a Servicer Default does not adversely affect the indenture trustee or the noteholders, the holders of certificates evidencing a majority of the aggregate outstanding balance of the certificates may, on behalf of all those noteholders or certificateholders, waive in writing any default by the servicer in the performance of its obligations under the Sale and Servicing Agreement and its consequences, except a Servicer Default in making any required deposits to the related Collection Account in accordance with the Sale and Servicing Agreement. No waiver will impair those noteholders' or certificateholders' rights with respect to subsequent defaults.

Servicer Resignation and Termination

The servicer may not resign from its obligations and duties under the Sale and Servicing Agreement unless it determines that its duties thereunder are no longer permissible by reason of a change in applicable law. No such resignation will become effective until a successor servicer has already assumed the servicer's obligations under the Sale and Servicing Agreement.

The rights and obligations of the servicer under the Sale and Servicing Agreement may be terminated following the occurrence and continuance of a Servicer Default, as described above.

Material Matters Regarding the Servicer

Indemnification by and Limitation of Liability of the Servicer. The Sale and Servicing Agreement will further provide that neither the servicer nor any of its directors, officers, employees or agents will be under any liability to the issuing entity or the noteholders or certificateholders for taking any action or for refraining from taking any action pursuant to the Sale and Servicing Agreement or for errors in judgment; except that neither the servicer nor any person will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of the servicer's duties under that document or by reason of reckless disregard of its obligations and duties under that document. In addition, the Sale and Servicing Agreement will provide that the servicer is not obligated to appear in, prosecute or defend any legal action that is not incidental to the servicer's servicing responsibilities under the Sale and Servicing Agreement and that, in its opinion, may cause it to incur any expense or liability. The servicer may, however, undertake any reasonable action that it may deem necessary or desirable in respect of the Basic Documents, the rights and duties of the parties thereto and the interests of the noteholders or certificateholders under the applicable agreement. In that event, the legal expenses and costs of that action and any liability resulting therefrom will be expenses, costs and liabilities of the servicer, and the servicer will not be entitled to be reimbursed therefor.

The servicer will indemnify the owner trustee, indenture trustee and the issuing entity for any loss, liability, claim damage or reasonable expense to the extent such loss, liability claim, damage or reasonable expense arose out of the negligence, willful misfeasance or bad faith of the servicer in the performance of its duties under the Sale and Servicing Agreement or by reason of reckless disregard of its obligations and duties under the Sale and Servicing Agreement.

Merger or Consolidation of Servicer. Any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger, conversion or consolidation to which the servicer is a party, or any entity succeeding to the business of the servicer or any corporation, more than 50% of the voting stock of which is owned, directly or indirectly, by Nissan, which assumes the obligations of the servicer, will be the successor of the servicer under the Sale and Servicing Agreement. For as long as NMAC is the servicer, it may at any time delegate any or all of its duties as servicer under the Sale and Servicing Agreement to any of its affiliates or specific duties as servicer through subcontractors provided that no such subcontracting will relieve the servicer of its responsibilities with respect to such duties.

Duties of the Owner Trustee and the Indenture Trustee

The owner trustee will make no representations as to the validity or sufficiency of the Trust Agreement, the certificates (other than the authentication of the certificates), the notes or of any receivables or related documents and is not accountable for the use or application by the depositor or the servicer of any funds paid to the depositor or the servicer in respect of the notes, the certificates or the receivables, or the investment of any monies by the servicer before those monies are deposited into the Collection Account. The owner trustee will not independently verify the receivables. The owner trustee is required to perform only those duties specifically required of it under the Trust Agreement. In addition to making distributions to the certificateholders, those duties generally are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the owner trustee under the Trust Agreement, in which case it will only be required to examine them to determine whether they conform on their face to the requirements of the Trust Agreement.

The owner trustee will be under no obligation to exercise any of the rights or powers vested in it by the Trust Agreement or to make any investigation of matters arising under the Trust Agreement or to institute, conduct or defend any litigation under the Trust Agreement or in relation thereto at the request, order or direction of any of the certificateholders, unless those certificateholders have offered to the owner trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred by the owner trustee in connection with the exercise of those rights.

The indenture trustee will make no representations as to the validity or sufficiency of the Indenture, the certificates, the notes (other than authentication of the notes) or of any receivables or related documents, and is not accountable for the use or application by the depositor or the servicer of any funds paid to the depositor or the servicer in respect of the notes, the certificates or the receivables, or the investment of any monies by the servicer before those monies are deposited into the Collection Account. The indenture trustee will not independently verify the receivables. The indenture trustee is required to perform only those duties specifically required of it under the Indenture. In addition to making distributions to the noteholders, those duties generally are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the indenture trustee under the Indenture, in which case it will only be required to examine them to determine whether they conform on their face to the requirements of the Indenture.

The indenture trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture or to make any investigation of matters arising under the Indenture or to institute, conduct or defend any litigation under the Indenture or in relation thereto at the request, order or direction of any of the noteholders, unless those noteholders have offered to the indenture trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred by the indenture trustee in connection with the exercise of those rights. No noteholder will have any right under the Indenture to institute any proceeding with respect to the Indenture unless that noteholder previously has given to the indenture trustee written notice of the Event of Default and (1) the Event of Default arises from the servicer's failure to remit payments when due, or (2) the holders of the notes evidencing not less than 25% of the voting interests of the notes, acting together as a single class, have made written request upon the indenture trustee to institute that proceeding in its own name as the indenture trustee under the Indenture and have offered to the indenture trustee reasonable indemnity and the indenture trustee for 60 days has neglected or refused to institute that proceeding.

The Owner Trustee and the Indenture Trustee

As a matter of Delaware law, the issuing entity will be viewed as a separate legal entity, distinct from the owner trustee, and the issuing entity will be viewed as the issuer of the certificates. The owner trustee, the indenture trustee and any of their respective affiliates may hold certificates in their own names or as pledgees.

For the purpose of meeting the legal requirements of some jurisdictions, the administrator and the owner trustee acting jointly (or in some instances, the owner trustee acting alone) or the indenture trustee, will have the power to appoint co-trustees or separate trustees of all or any part of the issuing entity. In the event of an appointment of co-trustees or separate trustees, all rights, powers, duties and obligations conferred or imposed upon the owner trustee by the Sale and Servicing Agreement and the Trust Agreement or the indenture trustee by the Indenture will be conferred or imposed upon the owner trustee or the indenture trustee and each of their respective separate trustees or co-trustees jointly, or, in any jurisdiction in which the owner trustee or the indenture trustee will be incompetent or unqualified to perform specified acts, singly upon that separate trustee or co-trustee who will exercise and perform those rights, powers, duties and obligations solely at the direction of the owner trustee or the indenture trustee.

The owner trustee and the indenture trustee may resign at any time, in which event the servicer will be obligated to appoint a successor thereto. Noteholders representing at least a majority of the outstanding principal amount of the notes may remove the indenture trustee at any time and appoint a successor indenture trustee by so notifying the indenture trustee in writing. The administrator may also remove the owner trustee or the indenture trustee if either ceases to be eligible to continue as trustee under the Trust Agreement or the Indenture, as the case may be, becomes legally unable to act or becomes insolvent. In those circumstances, the servicer will be obligated to appoint a successor owner trustee or indenture trustee, as applicable. Any resignation or removal of the owner trustee or the indenture trustee and appointment of a successor thereto will not become effective until acceptance of the appointment by the successor.

The Trust Agreement and the Indenture, as applicable, will provide that the administrator will pay the fees of the owner trustee and the indenture trustee in connection with their duties under the Trust Agreement and Indenture, respectively. The Trust Agreement and the Indenture, as applicable, will further provide that the owner trustee and the indenture trustee will be entitled to indemnification by the administrator for, and will be held harmless against, any loss, liability, fee, disbursement or expense incurred by the owner trustee or the indenture trustee not resulting from its own willful misfeasance, bad faith or negligence. The Sale and Servicing Agreement will provide that the depositor will indemnify the owner trustee and the indenture trustee for specified taxes that may be asserted in connection with the transaction. The Sale and Servicing Agreement will also provide that any indemnity payments required under the Sale and Servicing Agreement shall not constitute a claim (as defined in the United States Bankruptcy Code, 11 U.S.C. § 101 et seq.) against the depositor or recourse to the depositor except to the extent funds are available to the depositor as described in the Sale and Servicing Agreement.

Amendment

The Sale and Servicing Agreement may be amended by the Seller and the servicer without the consent of the indenture trustee, any noteholder, the issuing entity, the owner trustee or any other person, if one of the following requirements is met:

1. an opinion of counsel or officer's certificate of the Seller or the servicer to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

2. the Rating Agency Condition is satisfied with respect to such amendment;

provided, that in the event that any certificates are then held by anyone other than the administrator or any of its Affiliates, the Sale and Servicing Agreement may only be amended if, in addition, (i) the Holders of the certificates evidencing a majority of the aggregate certificate percentage interest consent to the amendment or (ii) the

amendment will not, as evidenced by an officer's certificate of the administrator or an opinion of counsel delivered to the owner trustee, materially and adversely affect the interests of the certificateholders.

The Seller and the servicer may also amend the Sale and Servicing Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Sale and Servicing Agreement or of modifying in any manner the rights of the noteholders or the certificateholders with the consent of:

1. the holders of a majority of the aggregate outstanding principal amount of the notes; and

2. the holders of a majority of the aggregate certificate percentage interest.

Termination

The respective obligations of the depositor, the servicer, NMAC (so long as NMAC has rights or obligations under the Sale and Servicing Agreement), the owner trustee and the indenture trustee, as the case may be, pursuant to the Sale and Servicing Agreement will terminate upon the earliest of:

1. the maturity or other liquidation of the last receivable and the final disposition of all amounts received upon liquidation of any remaining receivables; or

2. the election by the servicer to purchase the issuing entity's property (other than the Reserve Account) as described above, and the payment to the noteholders [and] the certificateholders [and the swap counterparty, if any,] of all amounts required to be paid to them pursuant to the related agreements.

The indenture trustee will give written notice of termination to each noteholder of record. The final distribution to any noteholder will be made only upon presentation and surrender of that holder's note at any office or agency of the indenture trustee specified in the notice of termination. Any funds remaining in the issuing entity, after the Trustee has taken measures to locate a noteholder set forth in the Sale and Servicing Agreement and those measures have failed, will be distributed, subject to applicable law, as provided in the Indenture or the Trust Agreement, as applicable.

Evidence of Compliance

So long as the depositor is filing any reports with respect to the issuing entity under the Securities Exchange Act of 1934, as amended:

1. the servicer will be required to furnish to the issuing entity and the indenture trustee any report or information required to facilitate compliance by the issuing entity with Subpart 229.1100—Asset Backed Securities (Regulation AB), 17 C.F.R. §§ 229.1100-229.1125 ("**Regulation AB**"), as that regulation may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (January 7, 2005)) or by the staff of the SEC, or as may be provided by the SEC or its staff from time to time;

2. the servicer will be required to cause a firm of independent registered public accountants to furnish to the issuing entity, the indenture trustee, the depositor and the servicer an attestation report detailing the servicer's assessment of its compliance with the servicing criteria set forth in the applicable SEC regulations for asset-backed securities transactions as of and for the period ending the end of each fiscal year of the issuing entity, and the servicer's assessment report will identify any material instance of noncompliance so long as the depositor is filing the servicer's attestation report with respect to the issuing entity under the Securities Exchange Act of 1934, as amended.

The Sale and Servicing Agreement will also provide for delivery to the indenture trustee, owner trustee and each Rating Agency, substantially simultaneously with the delivery of the accountants' attestation report referred to above (so long as the depositor is filing the servicer's assessment report with respect to the issuing entity under the

Securities Exchange Act of 1934, as amended), a certificate signed by an officer of the servicer with respect to the prior twelve months (or, in the case of the first certificate, from the closing date), providing the information required under Subpart 229.1123 of Regulation AB. The servicer has agreed to give the indenture trustee, the owner trustee and each Rating Agency notice of any event that with the giving of notice or lapse of time, or both, would become a Servicer Default under the Sale and Servicing Agreement.

Copies of such statements, certificates and reports may be obtained by any noteholder or certificateholder by a request in writing addressed to the indenture trustee or owner trustee, as the case may be, at the related corporate trust office. So long as the depositor is filing any reports with respect to the issuing entity under the Securities Exchange Act of 1934, as amended, an annual report of Form 10-K will be filed with the SEC within 90 days after the end of each fiscal year of the issuing entity. The annual report will contain the statements, certificates and reports disclosed above.

DESCRIPTION OF THE INDENTURE

The following summary describes material terms of the Indenture pursuant to which the issuing entity will issue the notes. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Indenture.

Events of Default

"**Events of Default**" under the Indenture include:

1. a default for five days or more in the payment of any interest on any of the notes when the same becomes due and payable;

2. a default in the payment of the principal of any of the notes on the related final scheduled distribution date or redemption date of the notes;

3. a material default in the observance or performance of any covenant or agreement of the issuing entity made in the Indenture and the continuation of the default for a period of 90 days after notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of not less than a majority of the principal amount of the notes then outstanding acting together as a single class;

4. any representation or warranty made by the issuing entity in the Indenture or in any certificate or other writing delivered pursuant thereto or in connection therewith having been incorrect in a material respect as of the time made, and the breach not having been cured within 60 days after notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of not less than a majority of the principal amount of the notes then outstanding acting together as a single class; and

5. events of bankruptcy, insolvency, receivership or liquidation of the issuing entity (which, if involuntary, remains unstayed for more than 90 days).

Noteholders holding at least a majority of the aggregate outstanding principal amount of the notes outstanding, voting together as a single class, may waive any past default or Event of Default prior to the declaration of the acceleration of the maturity of the notes or the liquidation or sale of the issuing entity property, except a default in the payment of principal of or interest on the notes or in respect of a covenant or provision of the Indenture that cannot be modified without the waiver or consent of all the holders of the outstanding notes.

However, the amount of principal required to be paid to noteholders under the Indenture will generally be limited to amounts available to be deposited in the Collection Account. Therefore, the failure to pay any principal on any class of notes generally will not result in the occurrence of an Event of Default until the final scheduled distribution date or redemption date for that class of notes. In addition, as described below, following the

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occurrence of an Event of Default (other than the Events of Default described in (1) and (2) above) and acceleration of the maturity of the notes, the indenture trustee is not required to sell the assets of the issuing entity, and the indenture trustee may sell the assets of the issuing entity only after meeting requirements specified in the Indenture. In that case, even if the maturity of the notes has been accelerated, there may not be any funds to pay principal of the notes.

The issuing entity will be required to give the indenture trustee, the owner trustee and the administrator (and the administrator will provide notice to each Rating Agency) prompt written notice of each Event of Default, each Servicer Default and each default on the part of NMAC under the Purchase Agreement and the Sale and Servicing Agreement.

Remedies Upon an Event of Default

If an Event of Default occurs and is continuing, the indenture trustee or the holders of at least a majority of the aggregate outstanding principal amount of the notes, voting as a single class, may declare the principal of the notes to be immediately due and payable. This declaration may be rescinded by the holders of at least a majority of the then aggregate outstanding principal amount of the notes, voting together as a single class, before a judgment or decree for payment of the amount due has been obtained by the indenture trustee if:

1. the issuing entity has deposited with the indenture trustee an amount sufficient to pay (1) all interest on and principal of the notes and all other amounts that would then be due if the Event of Default giving rise to that declaration had not occurred and (2) all amounts advanced by the indenture trustee and its costs and expenses; and

2. all Events of Default (other than the nonpayment of principal of the notes that has become due solely due to that acceleration) have been cured or waived.

If the notes are due and payable following an Event of Default, the indenture trustee may institute proceedings to collect amounts due or foreclose on the issuing entity's property, exercise remedies as a secured party, sell the receivables or elect to have the issuing entity maintain possession of the receivables and continue to apply collections on the receivables as if there had been no declaration of acceleration. However, the indenture trustee is prohibited from selling the receivables following an Event of Default (other than the Events of Default described in (1) and (2) above), unless:

1. the holders of all outstanding notes consent to the sale;

2. the proceeds of the sale are sufficient to pay in full the principal of and the accrued and unpaid interest on all outstanding notes at the date of the sale [and all amounts due to the swap counterparty, if any];

3. the indenture trustee determines that the proceeds of the receivables may not be sufficient on an ongoing basis to make all payments on the outstanding notes as those payments would have become due if the obligations had not been declared due and payable, and the indenture trustee obtains the consent of the holders of at least 66 2/3% of the aggregate outstanding principal amount of all notes; or

4. the servicer exercises its option to purchase the issuing entity's property (other than the Reserve Account) as described under "*Description of the Transfer and Servicing Agreements —Optional Purchase*."

The indenture trustee may, but is not required to, obtain and rely upon an opinion of an independent accountant or investment banking firm as to the sufficiency of the issuing entity property to pay interest on and principal of the notes on an ongoing basis.

Subject to the provisions of the Indenture relating to the duties of the indenture trustee, if an Event of Default occurs and is continuing with respect to the notes, the indenture trustee will be under no obligation to

exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the notes if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with the request. Subject to the provisions for indemnification and other limitations contained in the Indenture, the holders of a majority of the principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee.

No holder of a note will have the right to institute any proceeding with respect to the Indenture unless that holder of a note or notes previously has given to the indenture trustee written notice of a continuing Event of Default, and:

1. the Event of Default arises from the servicer's failure to remit payments when due; or

2. (a) the holders of not less than 25% in principal amount of the outstanding notes have requested, in writing, that the indenture trustee institute the proceeding in its own name as indenture trustee; (b) the holder or holders of notes have offered the indenture trustee reasonable indemnity; (c) the indenture trustee has for 60 days failed to institute the proceeding; and (d) no direction inconsistent with that written request has been given to the indenture trustee during the 60-day period by the holders of a majority in principal amount of the outstanding notes.

In addition, the indenture trustee and the noteholders, by accepting the notes, will covenant that they will not, prior to the date that is one year and one day after the termination of the Indenture, acquiesce, petition or otherwise invoke against the issuing entity any bankruptcy, reorganization or other proceedings under any federal or state bankruptcy or similar law in connection with any obligations under the notes, the certificates or the Basic Documents.

Neither the indenture trustee nor the owner trustee in its individual capacity, nor any holder of a certificate representing an ownership interest in the issuing entity, nor any of their respective partners, owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of interest on or principal of the notes or for the agreements of the issuing entity contained in the Indenture.

Certain Covenants

The Indenture will provide that the issuing entity may not consolidate with or merge into any other entity, unless, among other things:

1. the entity formed by or surviving the consolidation or merger is organized and existing under the laws of the United States, any state or the District of Columbia;

2. that entity expressly assumes the issuing entity's obligation to make due and punctual payments upon the notes and the performance or observance of every agreement and covenant of the issuing entity under the Indenture;

3. no Event of Default shall have occurred and be continuing immediately after the merger or consolidation;

4. the Rating Agency Condition has been satisfied with respect to the merger or consolidation;

5. the issuing entity has received an opinion of counsel to the effect that the consolidation or merger would have no material adverse tax consequence to the issuing entity, to any noteholder or to any certificateholder;

6. any action that is necessary to maintain each lien and security interest created by the Trust Agreement, Sale and Servicing Agreement or Indenture shall have been taken; and

7. the issuing entity will have delivered to the indenture trustee an officer's certificate and an opinion of counsel each stating that such consolidation or merger and any supplemental indenture complies with the covenants under the Indenture and that all conditions precedent provided in the Indenture relating to such transaction have been complied with (including any filing required by the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")).

The issuing entity will not, among other things:

1. except as expressly permitted by the Indenture, the Sale and Servicing Agreement or other Basic Documents, sell, transfer, exchange or otherwise dispose of any of the assets of the issuing entity unless directed to do so by the indenture trustee;

2. claim any credit on or make any deduction from the principal of and interest payable on the notes (other than amounts withheld under the Code or applicable state law) or assert any claim against any present or former holder of the notes because of the payment of taxes levied or assessed upon the issuing entity;

3. except as expressly permitted by the Indenture, (a) dissolve or liquidate in whole or in part, (b) permit the validity or effectiveness of the Indenture to be impaired, permit the lien of the Indenture to be amended, or permit any person to be released from any covenants or obligations with respect to those notes under the Indenture, (c) permit any lien (other than the lien created by the Indenture in favor of the indenture trustee) or other encumbrance to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest in the assets of the issuing entity or the proceeds of those assets (other than tax liens, mechanics' liens and other liens that arise by operation of law, in each case on any of the Financed Vehicles and arising solely as a result of an action or omission of the related obligor), or (d) permit the lien of the Indenture not to constitute a valid first priority (other than with respect to any such tax, mechanics or other lien) security interest in the estate of the issuing entity; or

4. assume or incur any indebtedness other than the notes or as expressly contemplated by the Indenture or other Basic Documents.

Replacement of the Indenture Trustee

The indenture trustee may resign at any time by so notifying the issuing entity in writing. Noteholders representing at least a majority of the outstanding principal amount of the notes may remove the indenture trustee at any time and appoint a successor indenture trustee by so notifying the indenture trustee in writing. The administrator may remove the indenture trustee if the indenture trustee:

1. ceases to be eligible to continue as the indenture trustee;

2. is adjudged to be bankrupt or insolvent;

3. has a receiver or other public officer take charge of the indenture trustee or its property; or

4. otherwise becomes incapable of fulfilling its duties under the Indenture.

Upon the resignation or removal of the indenture trustee, the servicer shall promptly appoint a successor indenture trustee. All reasonable costs and expenses incurred in connection with transferring the predecessor indenture trustee's duties and obligations to the successor indenture trustee will be paid by the administrator to the extent not paid by the successor indenture trustee.

Duties of Indenture Trustee

The indenture trustee will:

1. perform such duties, and only such duties, as are specifically set forth in the Indenture;

2. rely, as to the truth of the statements and the correctness of the opinions expressed in the Indenture, on certificates or opinions furnished to the indenture trustee that conform to the requirements of the Indenture;

3. examine any such certificates, statements, opinions or other instruments that are specifically required to be furnished to an indenture trustee to determine whether or not they conform on their face to the requirements of the Indenture; and

4. give prompt written notice to the servicer and owner trustee if the indenture trustee, pursuant to the Sale and Servicing Agreement, discovers a representation or warranty with respect to a receivable is incorrect or that a covenant of the servicer has been breached with respect to a receivable.

The indenture trustee will not be deemed to have knowledge of any Event of Default, or any occurrence that is, or with notice or the lapse of time or both would become an Event of Default, unless an officer of the indenture trustee has actual knowledge of the event or has received written notice of the event in accordance with the provisions of the Indenture.

Compensation and Indemnity

The administrator will:

1. pay the indenture trustee from time to time reasonable compensation for its services;

2. reimburse the indenture trustee for all reasonable expenses, advances and disbursements reasonably incurred by it in connection with the performance of its duties as indenture trustee; and

3. indemnify the indenture trustee for, and hold it harmless against, any loss, liability or expense, including reasonable attorneys' fees, incurred by it in connection with the performance of its duties as indenture trustee.

The indenture trustee will not be indemnified by the administrator against any loss, liability or expense incurred by it through its own willful misconduct, negligence or bad faith, except that the indenture trustee will not be liable for any error of judgment made by it in good faith, unless it is proved that the indenture trustee was negligent in performing its duties.

Annual Compliance Statement

The issuing entity will be required (i) to cause the servicer to deliver annually to the indenture trustee a written statement as to the fulfillment of its obligations under the Sale and Servicing Agreement, and (ii) to deliver to the indenture trustee an officer's certificate certifying compliance with all conditions and covenants under the Indenture in all material respects.

Reports and Documents by Indenture Trustee to Noteholders

The indenture trustee will be required to mail each year to the noteholders of record a brief report relating to its eligibility and qualification to continue as indenture trustee under the Indenture, any amounts advanced by it under the Indenture, the amount, interest rate and maturity date of certain indebtedness owed by the issuing entity to the indenture trustee, in its individual capacity, the property and funds physically held by the indenture trustee indenture trustee in its capacity as such, and any action taken by it that materially affects the notes and that has not

been previously reported. The indenture trustee will also deliver, at the expense of the issuing entity, to each noteholder such information as may be required to enable such holder to prepare its federal and state income tax returns.

The indenture trustee will be required to furnish to any noteholder promptly upon receipt of a written request by such noteholder (at the expense of the requesting noteholder) duplicates or copies of all reports, notices, requests, demands, certificates and any other documents furnished to the indenture trustee under the Basic Documents.

If required by the Trust Indenture Act of 1939 (the "**TIA**") Section 313(a), within 60 days after the end of each fiscal year of the issuing entity, beginning in [●], 20[●], the indenture trustee will be required to mail to each noteholder as required by TIA Section 313(c) a brief report dated as of such date that complies with TIA Section 313(a).

Satisfaction and Discharge of Indenture

The Indenture will be discharged with respect to the collateral upon the delivery to the indenture trustee for cancellation of all of the notes or, subject to certain exceptions, upon deposit with the indenture trustee of funds sufficient for the payment in full of the notes and satisfaction of certain other conditions set forth in the Indenture.

Amendment and Notices

The issuing entity and the indenture trustee may, with the consent of the holders of a majority of the outstanding notes and with prior written notice by the administrator to the Rating Agencies, execute a supplemental indenture to add provisions to, change in any manner or eliminate any provisions of, the Indenture, or modify (except as provided below) in any manner the rights of the related noteholders. Without the consent of the holder of each outstanding affected note, no such supplemental indenture will:

1. change the due date of any installment of principal of or interest on any note or reduce the principal amount of any note, the interest rate for any note or the redemption price for any note or change any place of payment where or the coin or currency in which any note or any interest on any note is payable;

2. impair the right to institute suit for the enforcement of specified provisions of the Indenture regarding payment;

3. reduce the percentage of the aggregate outstanding principal amount of the notes, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with specified provisions of the Indenture or of specified defaults and their consequences as provided for in the Indenture;

4. modify or alter the provisions of the Indenture regarding the determination of which notes are deemed outstanding for purposes of determining whether the requisite number of holders has consented under the Indenture;

5. reduce the percentage of the aggregate outstanding principal amount of the notes, the consent of the holders of which is required to direct the indenture trustee to sell or liquidate the receivables if the proceeds of that sale would be insufficient to pay the principal amount of and accrued but unpaid interest on the outstanding notes;

6. reduce the percentage of the aggregate outstanding principal amount of the notes required to amend the sections of the Indenture that specify the applicable percentage of aggregate outstanding principal amount of the notes necessary to amend the Indenture or other specified agreements; or

7. permit the creation of any lien ranking prior to or on a parity with the lien of the Indenture with respect to any of the collateral or, except as otherwise permitted or contemplated in the Indenture, terminate the lien of the Indenture on any of the collateral or deprive the holder of any note of the security afforded by the lien of the Indenture.

The issuing entity and the indenture trustee may also enter into supplemental indentures, without obtaining the consent of the noteholders or any other Person, for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the noteholders, if one of the following conditions is met:

1. an opinion of counsel or officer's certificate of the issuing entity to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

2. the Rating Agency Condition is satisfied with respect to such amendment;

provided, that in the event that any certificates are then held by anyone other than the administrator or any of its Affiliates, the Indenture may only be amended if, in addition, (i) the Holders of the certificates evidencing a majority of the aggregate certificate percentage interest consent to the amendment or (ii) the amendment will not, as evidenced by an officer's certificate of the administrator or an opinion of counsel delivered to the owner trustee, materially and adversely affect the interests of the certificateholders.

[No indenture amendment or supplemental indenture will be effective which materially and adversely affects the rights of the swap counterparty, if any, under the Interest Rate Swap Agreement without the consent of the swap counterparty; *provided*, that the swap counterparty will be deemed to have given its consent to such amendment or supplemental indenture, as applicable, if it does not object in writing within 10 business days after receipt of a written request for its consent to that amendment or supplemental indenture. An amendment or supplemental indenture shall be deemed not to materially and adversely affect the rights of the swap counterparty, if any, under the Interest Rate Swap Agreement if either (i) the Rating Agency Condition has been satisfied with respect to such amendment or supplemental indenture or (ii) the servicer shall have delivered to the indenture trustee and the swap counterparty an officer's certificate stating that such amendment or supplemental indenture will not materially and adversely affect any noteholder or the swap counterparty.]

Any demand, notice or communication to be delivered pursuant to the Indenture or the other Basic Documents to any Rating Agency will be deemed to be delivered if a copy of that demand, notice or communication has been posted on any website maintained by or on behalf of NMAC pursuant to a commitment to any Rating Agency relating to the notes.

DESCRIPTION OF THE TRUST AGREEMENT

The following summary describes material terms of the Trust Agreement that will govern the issuing entity and pursuant to which the certificates will be issued. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Trust Agreement.

Authority and Duties of the Owner Trustee

The owner trustee will administer the issuing entity in the interest of the holders of the certificates (each, a "**certificateholder**"), subject to the lien of the Indenture, in accordance with the Trust Agreement and the other Basic Documents.

The owner trustee will not be required to perform any of the obligations of the issuing entity under the Trust Agreement or the other Basic Documents that are required to be performed by the administrator under the Administration Agreement, the indenture trustee under the Indenture or the servicer under the Sale and Servicing Agreement.

The owner trustee will not manage, control, use, sell, dispose of or otherwise deal with any part of the issuing entity property except in accordance with (i) the powers granted to and the authority conferred upon that owner trustee pursuant to the Trust Agreement, (ii) the other Basic Documents to which the issuing entity or the owner trustee is a party, and (iii) any document or instruction delivered to that owner trustee pursuant to the Trust Agreement.

Restrictions on Actions by the Owner Trustee

The owner trustee may not:

1. initiate or settle any claim or lawsuit involving the issuing entity (except claims or lawsuits brought in connection with the collection of the receivables);

2. file an amendment to the certificate of trust for the issuing entity (unless such amendment is required to be filed under applicable law);

3. amend the Indenture in circumstances where the consent of any noteholder is required;

4. amend any of the Basic Documents where such amendment materially adversely affects the certificateholders; or

5. appoint a successor Note Registrar, Paying Agent or Certificate Registrar or consent to assignment of their respective obligations under the Indenture or Trust Agreement, as applicable;

unless (1) the owner trustee provides prior written notice thereof to the certificateholders and (2) the certificateholders do not object in writing to any such proposed action within 10 days of that notice.

Actions by Certificateholders and Owner Trustee with Respect to Certain Matters

The owner trustee may not, except upon the direction of the certificateholders, (a) remove or appoint a successor administrator pursuant to the Administration Agreement, (b) remove the servicer pursuant to the Sale and Servicing Agreement, or (c) sell the receivables after the termination of the Indenture, except as expressly provided in the Basic Documents. However, the owner trustee will not be required to follow any direction of the certificateholders if doing so would be contrary to any obligation of the owner trustee or the issuing entity under any of the Basic Documents. The owner trustee may not commence a voluntary proceeding in bankruptcy relating to the issuing entity without the unanimous prior approval of all certificateholders and delivery to the owner trustee of a written certification by each certificateholder that such certificateholder reasonably believes that the issuing entity is insolvent.

The right of the depositor or the certificateholders to take any action affecting the issuing entity's property will be subject to the rights of the indenture trustee under the Indenture.

Restrictions on Certificateholders' Powers

The certificateholders will not direct the owner trustee, and that owner trustee is not obligated to follow any direction from the certificateholders, to take or refrain from taking any action if such action or inaction (i) would be contrary to any obligations of the issuing entity or the owner trustee under the Trust Agreement or any of the other Basic Documents or (ii) would be contrary to the purpose of the issuing entity.

Resignation and Removal of the Owner Trustee

The owner trustee may resign at any time upon written notice to the servicer, the depositor and the indenture trustee, whereupon the servicer will be obligated to appoint a successor owner trustee. The administrator may remove the owner trustee if the owner trustee becomes insolvent, ceases to be eligible or becomes legally unable to act. Upon removal of the owner trustee, the servicer will appoint a successor owner trustee. All

reasonable costs and expenses incurred in connection with removing and replacing the owner trustee will be paid by the administrator to the extent not paid by the successor owner trustee. The administrator will be required to deliver notice of such resignation or removal of the owner trustee and the appointment of a successor owner trustee to each Rating Agency.

The owner trustee and any successor thereto must at all times:

1. be subject to supervision or examination by federal or state authorities;

2. have a combined capital and surplus of at least $50,000,000; and

3. be an entity authorized to exercise trust powers in the State of Delaware.

If at any time the owner trustee ceases to be eligible in accordance with the Trust Agreement, if the administrator, by unilateral act, decides to remove the owner trustee and provides the owner trustee with notice thereof, if the owner trustee fails to resign after written request therefor by the administrator, or if at any time the owner trustee is legally unable to act, or is adjudged bankrupt or insolvent, or a receiver of the owner trustee or of its property is appointed, or any public officer takes charge or control of the owner trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the administrator may, but will not be required to, remove the owner trustee.

Insolvency Event

The Trust Agreement will provide that the owner trustee does not have the power to commence a voluntary proceeding in bankruptcy with respect to the issuing entity without the unanimous prior approval of the certificateholders and the delivery to the owner trustee by each certificateholder of a certificate certifying that such certificateholders reasonably believe that the issuing entity is insolvent.

Termination

The Trust Agreement will terminate upon (a) the maturity or other liquidation of the last receivable owned by the issuing entity and the final distribution of all funds or other property or proceeds of the issuing entity property in accordance with the terms of the Indenture, Sale and Servicing Agreement and Trust Agreement, or (b) the election by the servicer to purchase the issuing entity's property (other than the Reserve Account) and the payment to the noteholders and the certificateholders of all amounts required to be paid to them under the Indenture and Trust Agreement. See "*Description of the Transfer and Servicing Agreements —Optional Purchase*".

Liabilities and Indemnification

The administrator will indemnify the owner trustee, the certificate registrar and the paying agent and their respective successors and assigns, agents, officers and employees (the "**Indemnified Parties**") for any expenses incurred by or asserted against the owner trustee or any other Indemnified Party in any way relating to or arising out of the Basic Documents, the Owner Trust estate, the administration of the Owner Trust estate or the action or inaction of the owner trustee under the Trust Agreement. The depositor will not be entitled to make any claim upon the issuing entity's property for the payment of any such liabilities or indemnified expenses. The administrator shall not be liable for or required to indemnify any Indemnified Party for expenses resulting from the willful misconduct, bad faith or negligence of that Indemnified Party. The owner trustee will not be liable for:

1. any error in judgment of an officer of the owner trustee made in good faith, unless it is proved that the owner trustee was negligent in performing its duties;

2. any action taken or omitted to be taken in good faith in accordance with the instructions of the Holders of certificates evidencing a majority of the aggregate certificate percentage interest, the indenture trustee, the administrator or the servicer;

3.   payments on the notes in accordance with their terms; or

4.   the default or misconduct of the administrator, the servicer, the depositor or the indenture trustee.

No provision in the Trust Agreement or any other Basic Document will require the owner trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Trust Agreement or under any other Basic Document if the owner trustee has reasonable grounds for believing that reimbursement of such funds or adequate indemnity against such risk or liability is not reasonably assured or provided to it. In addition, the owner trustee will not be responsible for or in respect of the validity or sufficiency of the Trust Agreement or for the due execution thereof by the depositor or for the form, character, genuineness, sufficiency, value or validity of any of the issuing entity's property or for or in respect of the validity or sufficiency of the other Basic Documents, other than the execution of and the certificate of authentication of the certificates, and the owner trustee will in no event be deemed to have assumed or incurred any liability, duty or obligation to any noteholder, certificateholder or third-party dealing with the issuing entity or the issuing entity's property, other than as expressly provided for in the Trust Agreement and the other Basic Documents.

Amendment

The Trust Agreement may be amended by the owner trustee and the depositor without the consent of the indenture trustee, any noteholder, the issuing entity or any other person, if one of the following requirements is met:

1.   an opinion of counsel or officer's certificate of the depositor to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

2.   the Rating Agency Condition is satisfied with respect to such amendment;

provided, that in the event that any certificates are then held by anyone other than the administrator or any of its Affiliates, the Trust Agreement may only be amended if, in addition, (i) the Holders of the certificates evidencing a majority of the aggregate certificate percentage interest consent to the amendment or (ii) the amendment will not, as evidenced by an officer's certificate of the administrator or an opinion of counsel delivered to the owner trustee, materially and adversely affect the interests of the certificateholders.

The owner trustee and the depositor may also amend the Trust Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Trust Agreement or of modifying in any manner the rights of the noteholders or the certificateholders with the consent of:

1.   the holders of a majority of the aggregate outstanding principal amount of the notes; and

2.   the holders of a majority of the aggregate certificate percentage interest.

ADMINISTRATION AGREEMENT

General

NMAC, in its capacity as administrator (the "**administrator**"), will enter into an agreement (an "**Administration Agreement**") with the issuing entity, the owner trustee and the indenture trustee pursuant to which the administrator will agree, to the extent provided in that Administration Agreement, to perform the administrative obligations required to be performed by the issuing entity and the owner trustee under the Indenture, the Trust Agreement, and certain other Basic Documents. However, except as otherwise provided in such documents, the administrator will have no obligation to make any payment required to be made by the issuing entity under any such document. As compensation for the performance of the administrator's obligations under the Administration Agreement and as reimbursement for its expenses related thereto, the administrator will be entitled to receive a monthly administration fee as described in "*Description of the Transfer and Servicing Agreements—Compensation*

for Servicer and Administrator" in the prospectus. The administrator will pay the fees and expenses of the indenture trustee and owner trustee. The Administration Agreement will be governed by the laws of the State of New York.

Amendment

The Administration Agreement may be amended by the issuing entity, the administrator, and the indenture trustee, with the consent of the owner trustee but without the consent of any noteholder or certificateholder, or any other person, if one of the following requirements is met:

1. an opinion of counsel or officer's certificate of the administrator to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

2. the Rating Agency Condition is satisfied with respect to such amendment;

provided, that in the event that any certificates are then held by anyone other than the administrator or any of its Affiliates, the Administration Agreement may only be amended if, in addition, (i) the Holders of the certificates evidencing a majority of the aggregate certificate percentage interest consent to the amendment or (ii) the amendment will not, as evidenced by an officer's certificate of the administrator or an opinion of counsel delivered to the owner trustee, materially and adversely affect the interests of the certificateholders.

The issuing entity, the administrator, and the indenture trustee, with the consent of the owner trustee, may also amend the Administration Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Administration Agreement or of modifying in an manner the rights of the noteholders or the certificateholders with the consent of:

1. the holders of a majority of the aggregate outstanding principal amount of the notes; and

2. the holders of a majority of the aggregate certificate percentage interest.

FEES AND EXPENSES

Set forth below is a list of all fees and expenses payable on each distribution date out of Available Amounts and amounts on deposit in the Reserve Account for the related Collection Period.

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution
Base Servicing Fee	One-twelfth of [●]% of the principal balance of the receivables as of the last day of the preceding Collection Period, or in the case of the first distribution date, at the cut-off date	Servicer	Payable prior to payment of interest on and principal of the notes
Unpaid indenture trustee fees[1]	$[●] as compensation for its services on a [per annum] basis, plus reasonable expenses and any indemnification payments due to the extent not paid under the transaction documents. [2]	Indenture trustee	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account. [3]
Unpaid owner trustee fees[1]	$[●] as compensation for its services on a [per annum] basis, plus reasonable expenses and any indemnification payments due to the extent not paid under the transaction documents. [2]	Owner trustee	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account.[3]
Unpaid asset representations reviewer fees[1]	[$[●] as compensation for its services on a [per annum] [monthly] basis, plus reasonable expenses and any indemnification payments due to the extent not paid under the transaction documents.]	Asset representations reviewer	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account.[3]
Asset Review expenses[1]	$[●] [for each receivable reviewed] [per hour] in connection with an Asset Review plus reasonable expenses incurred in connection with an Asset Review, in each case, to the extent not paid under the transaction documents.	Asset representations reviewer	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account.[3]

---

[1] NMAC is required to pay the fees, expenses and indemnity payments of the indenture trustee, the owner trustee and the asset representations reviewer. However, to the extent the administrator fails to make these payments for a period of 60 days, these amounts will be paid out of Collections in accordance with the priority of payments set forth under "*Distributions on the Notes—Priority of Payments*" and "*—Post-Acceleration Priority of Payments*," as applicable.

[2] The fees and expenses described above do not change upon an Event of Default, although actual expenses incurred may be higher after an Event of Default.

[3] Following an Event of Default and acceleration of the notes (which has not been rescinded), these amounts will be paid prior to payments of interest on and principal of the notes as described in "*Distributions on the Notes—Post-Acceleration Priority of Payments*."

In addition to the fees and expenses set forth above, the sponsor and the depositor will incur certain other fees and expenses in connection with the issuance of the notes, which will not be payable out of Available Amounts or other assets of the issuing entity. An estimate of these expenses in connection with the offering of the notes is set forth below:

Registration Fee	$	[●]
Blue Sky Fees and Expenses	$	[●]
Printing Fees and Expenses	$	[●]
Trustees' Fees and Expenses	$	[●]
Legal Fees and Expense	$	[●]
Accounting Fees and Expenses	$	[●]
Rating Agencies' Fees	$	[●]
Miscellaneous	$	[●]
Total	$	[●]

717973921 14466653

MATERIAL LEGAL ASPECTS OF THE RECEIVABLES

General

       The transfer of the receivables to the issuing entity, the perfection of the security interests in the receivables and the enforcement of rights to realize on the Financed Vehicles as collateral for the receivables are subject to a number of federal and state laws, including the UCC as in effect in various states.

Security Interests

       General. In states in which retail installment contracts such as the receivables evidence the credit sale of automobiles or light-duty trucks by dealers to obligors, the contracts also constitute personal property security agreements and include grants of security interests in the vehicles under the applicable UCC. The receivables are "tangible chattel paper" or "electronic chattel paper," in each case as defined in the UCC.

       Perfection. The servicer, the depositor and the issuing entity will take the following actions to perfect the rights of the applicable trustee in the receivables. Pursuant to the Sale and Servicing Agreement, the depositor and the issuing entity will designate the servicer as custodian, directly or indirectly through subservicers (a) to maintain possession as the issuing entity's agent tangible records constituting or forming a part of related retail installment contracts and any other tangible records relating to the receivables (including amendments to electronic chattel paper that are evidenced in tangible form), or (b) control as the issuing entity's agent over the electronic records constituting or forming a part of retail installment contracts and any other electronic records relating to the receivables. To assure uniform quality in servicing both the receivables and the servicer's own portfolio of automobile and light-duty truck installment contracts, as well as to facilitate servicing and to reduce administrative costs, any documents evidencing the receivables will not be physically segregated from other automobile and light-duty truck installment contracts of the servicer, or those which the servicer services for others, or marked to reflect the transfer to the depositor or to the issuing entity as long as NMAC is servicing the receivables. However, UCC financing statements reflecting the sale and assignment of the receivables by NMAC to the depositor and by the depositor to the issuing entity will be filed, and the respective accounting records and computer files of NMAC and the depositor will reflect that sale and assignment. Because the receivables that are evidenced by tangible chattel paper will remain in the servicer's possession and will not be stamped or otherwise marked to reflect the assignment to the issuing entity, if a subsequent purchaser were able to take physical possession of the receivables without knowledge of the assignment, the issuing entity's interest in the receivables could be defeated. Similarly, the issuing entity's interest in receivables that constitute electronic chattel paper could be defeated if a subsequent purchaser were able to obtain control of the receivables without knowledge of the assignment. In addition, in some cases, the indenture trustee's security interest in collections that have been received by the servicer but not yet remitted to the related Collection Account could be defeated.

       Perfection of security interests in financed automobiles and/or light-duty trucks is generally governed by the motor vehicle registration laws of the state in which the vehicle is located. In most states, a security interest in an automobile or light-duty truck is perfected by obtaining possession of the certificate of title to the vehicle or notation of the secured party's lien on the vehicle's certificate of title.

       The retail installment contracts acquired by NMAC from Dealers will be assigned to NMAC. NMAC also takes all actions necessary under the laws of the state in which the related Financed Vehicle is located to perfect its security interest in that Financed Vehicle, including, where applicable, having a notation of its lien recorded on the related certificate of title or with the Department of Motor Vehicles and, where permitted by law, obtaining possession of that certificate of title. Because NMAC continues to service the contracts as servicer under the Sale and Servicing Agreement, the obligors on the contracts will not be notified of the sale from NMAC to the depositor or the sale from the depositor to the issuing entity.

       Pursuant to the Purchase Agreement, NMAC will sell and assign, together with the retail installment contracts, the security interests in the Financed Vehicles to the depositor and, pursuant to the Sale and Servicing Agreement, the depositor will assign such security interests in the Financed Vehicles to the issuing entity. However, because of the administrative burden and expense, none of NMAC, the depositor or the issuing entity will amend any certificate of title to identify the issuing entity as the new secured party on that certificate of title relating to a

Financed Vehicle. However, UCC financing statements with respect to the transfer by NMAC to the depositor of the security interests in the Financed Vehicles and the transfer by the depositor to the issuing entity of such security interests in the Financed Vehicles will be filed with the appropriate governmental authorities. In addition, as stated above, the servicer will continue to hold any certificates of title relating to the Financed Vehicles in its possession as custodian for that issuing entity pursuant to the Sale and Servicing Agreement.

In most states, an assignment of contracts and interests in vehicles such as that under the Purchase Agreement or the Sale and Servicing Agreement is an effective conveyance of a security interest without amendment of any lien noted on a vehicle's certificate of title, and the assignee succeeds to the assignor's rights as secured party. Although re-registration of the vehicle is not necessary to convey a perfected security interest in the Financed Vehicles to the issuing entity, because the issuing entity will not be listed as lienholder on the certificates of title, the security interest of the issuing entity in the vehicle could be defeated through fraud or negligence. In those states, in the absence of fraud or forgery by the vehicle owner or the servicer or administrative error by state or local agencies, the notation of NMAC's lien on the certificates of title will be sufficient to protect the issuing entity against the rights of subsequent purchasers of a Financed Vehicle or subsequent lenders who take a security interest in a Financed Vehicle. In the Purchase Agreement, NMAC will represent and warrant, and in each Sale and Servicing Agreement, the depositor will represent and warrant, that it has taken all action necessary to obtain a perfected security interest in each Financed Vehicle. If there are any Financed Vehicles for which NMAC failed to obtain and assign to the depositor a perfected security interest, the security interest of the depositor would be subordinate to, among others, subsequent purchasers of the Financed Vehicles and holders of perfected security interests in the Financed Vehicles. To the extent that failure has a material and adverse effect on the issuing entity's or the noteholders' interest in the related receivables, however, it would constitute a breach of the warranties of NMAC under the Purchase Agreement or the depositor under the Sale and Servicing Agreement. Any such breach will be deemed not to have a material and adverse effect if it does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. Accordingly, pursuant to the Sale and Servicing Agreement, the depositor would be required to repurchase the related receivable from the issuing entity and, pursuant to the Purchase Agreement, NMAC would be required to purchase that receivable from the depositor, in each case unless the breach was cured. Pursuant to the Sale and Servicing Agreement, the depositor will assign to the issuing entity its rights to cause NMAC to purchase that receivable under the Purchase Agreement. See "*Description of the Transfer and Servicing Agreements —Sale and Assignment of Receivables*" and "*Risk Factors— Interests of other persons in the receivables and financed vehicles could be superior to the issuing entity's interest, which may result in reduced payments on your notes*" in this prospectus.

As mentioned above, the requirements for the creation, perfection, transfer and release of liens in financed vehicles are generally governed by state law, and these requirements vary on a state-by-state basis. Failure to comply with these detailed requirements could result in liability to the trust or the release of the lien on the vehicle or other adverse consequences. Some states permit the release of a lien on a vehicle upon the presentation by the dealer, obligor or persons other than the servicer to the applicable state registrar of liens of various forms of evidence that the debt secured by the lien has been paid in full. For example, the State of New York recently passed legislation which provides that a dealer who receives a vehicle for resale and satisfies any security interest in such vehicle, but has not received a release of the security interest for such vehicle, may apply to the commissioner of motor vehicles for a certificate of title free of liens, upon the submission of proof that the security interest in such vehicle has been satisfied. The law authorizes the commissioner to release a lien on a vehicle to a dealer without the confirmation or involvement of the lienholder. Because the lien on a vehicle may be released without confirmation from the lienholder that the lien and security interest have actually been satisfied, it is possible that the lien on the vehicles in New York may be released by dealers through negligence, mistake, fraud, inadvertence or similar circumstances.

Continuity of Perfection. Under the laws of most states, the perfected security interest in a vehicle would continue for up to four months after the vehicle is moved to a state that is different from the one in which it is initially registered and the owner thereof re-registers the vehicle in the new state. A majority of states generally require surrender of a certificate of title to re-register a vehicle. In those states that require a secured party to hold possession of the certificate of title to maintain perfection of the security interest, the secured party would learn of the re-registration through the request from the obligor under the related installment contract to surrender possession of the certificate of title. In the case of vehicles registered in states providing for the notation of a lien on the certificate of title but not possession by the secured party, the secured party would receive notice of surrender from

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the state of re-registration if the security interest is noted on the certificate of title. Thus, the secured party would have the opportunity to re-perfect its security interest in the vehicle in the state of relocation. However, these procedural safeguards will not protect the secured party if through fraud, forgery or administrative error, the debtor somehow procures a new certificate of title that does not list the secured party's lien. Additionally, in states that do not require a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. In the ordinary course of servicing the receivables, NMAC will take steps to effect re-perfection upon receipt of notice of re-registration or information from the obligor as to relocation. Similarly, when an obligor sells a Financed Vehicle, NMAC must surrender possession of the certificate of title or will receive notice as a result of its lien noted on the certificate of title and accordingly will have an opportunity to require satisfaction of the related receivable before release of the lien. Under the Sale and Servicing Agreement, the servicer will be obligated to take appropriate steps, including the monitoring of any third-party engaged to provide title administration services, at the servicer's expense, to maintain perfection of security interests in the Financed Vehicles and will be obligated to purchase the related receivable if it fails to do so and that failure has a material and adverse effect on the issuing entity's interest in the receivable. Any such failure will be deemed not to have a material and adverse effect if it does not affect the ability of the issuing entity to receive and retain certain and timely payment in full on such receivable.

Priority of Liens Arising by Operation of Law. Under the laws of most states, liens for repairs performed on a motor vehicle, liens for unpaid taxes and, in some cases, storage liens, take priority over even a perfected security interest in a financed vehicle. The Code also grants priority to specified federal tax liens over the lien of a secured party. The laws of some states and federal law permit the confiscation of vehicles by governmental authorities under some circumstances if used in unlawful activities, which may result in the loss of a secured party's perfected security interest in the confiscated vehicle. See "—*Forfeiture for Drug, RICO and Money Laundering Violations*" in this prospectus. NMAC will represent and warrant to the depositor in the Purchase Agreement, and the depositor will represent and warrant to the issuing entity in the Sale and Servicing Agreement, that, as of the closing date, each security interest in a Financed Vehicle is prior to all other present liens (other than tax liens and other liens that arise by operation of law) upon and security interests in that Financed Vehicle. However, liens for repairs, taxes or storage could arise, or the confiscation of a Financed Vehicle could occur, at any time during the term of a receivable. No notice will be given to the owner trustee, the indenture trustee or any noteholders if a lien arises or confiscation occurs that would not give rise to the depositor's repurchase obligation under the Sale and Servicing Agreement or NMAC's repurchase obligation under the Purchase Agreement.

Repossession

In the event of default by an obligor, the holder of the related retail installment contract has all the remedies of a secured party under the UCC, except where specifically limited by other state laws. Among the UCC remedies, the secured party has the right to perform repossession by self-help means, unless it would constitute a breach of the peace or is otherwise limited by applicable state law. Unless a vehicle financed by NMAC is voluntarily surrendered, self-help repossession is the method employed by NMAC in most states and is accomplished simply by retaking possession of the financed vehicle. In cases where an obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and that vehicle must then be recovered in accordance with that order. In some jurisdictions, the secured party is required to notify that obligor of the default and the intent to repossess the collateral and to give that obligor a time period within which to cure the default prior to repossession. In some states, an obligor has the right to reinstate its contract and recover the collateral by paying the delinquent installments and other amounts due.

Notice of Sale; Redemption Rights

In the event of default by an obligor under a retail installment contract, some jurisdictions require that the obligor be notified of the default and be given a time period within which to cure the default prior to repossession. Generally, this right of cure may only be exercised on a limited number of occasions during the term of the related contract.

The UCC and other state laws require the secured party to provide an obligor with reasonable notice of the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held. In most states, an obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid principal balance of the obligation, accrued interest on the obligation plus reasonable expenses for

repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys' fees. In some states, an obligor has the right to redeem the collateral prior to actual sale by payment of delinquent installments or the unpaid balance.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the vehicles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments. In addition to the notice requirement described above, the UCC requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be "commercially reasonable." Courts have, in some cases, held that when a sale is not "commercially reasonable," the secured party loses its right to a deficiency judgment. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount or be uncollectible. In addition, the UCC permits the obligor or other interested party to recover for any loss caused by noncompliance with the provisions of the UCC. Also, prior to a sale, the UCC permits the obligor or other interested person to prohibit the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the "default" provisions under the UCC.

Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds. In that case, the UCC requires the creditor to remit the surplus to any holder of a subordinate lien with respect to that vehicle or if no lienholder exists, the UCC requires the creditor to remit the surplus to the obligor.

Material Bankruptcy Considerations

In structuring the transactions contemplated by this prospectus, the depositor has taken steps that are intended to make it unlikely that the voluntary or involuntary application for relief by NMAC or its parent, NNA, under the United States Bankruptcy Code or similar applicable state laws (collectively, "**Insolvency Laws**") will result in consolidation of the assets and liabilities of the depositor with those of NMAC or NNA. These steps include the creation of the depositor as a wholly-owned, limited purpose subsidiary pursuant to articles of incorporation and bylaws containing limitations (including restrictions on the nature of the depositor's business and on its ability to commence a voluntary case or proceeding under any Insolvency Law without the unanimous affirmative vote of all of its directors).

However, delays in payments on the notes and possible reductions in the amount of those payments could occur if:

1. a court were to conclude that the assets and liabilities of the depositor should be consolidated with those of NMAC or NNA in the event of the application of applicable Insolvency Laws to NMAC or NNA, as the case may be;

2. a filing were made under any Insolvency Law by or against the depositor or the issuing entity; or

3. an attempt were made to litigate any of the foregoing issues.

On the closing date, special counsel to the depositor will deliver opinions based on a reasoned analysis of analogous case law (although there is no precedent based on directly similar facts) to the effect that, subject to certain facts, assumptions and qualifications specified therein and applying the principles set forth therein, under present reported decisional authority and applicable statutes to federal bankruptcy cases, if NMAC were to become a debtor in a case under the United States Bankruptcy Code, a court having jurisdiction over such case (the "**bankruptcy court**") would:

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- determine that the transfer of receivables pursuant to the Purchase Agreement constitutes a sale of such receivables to the depositor by NMAC, effective to transfer ownership of the same, as opposed to recharacterizing the transfers as NMAC's grant of a security interest in the receivables, and would accordingly neither (1) find the receivables to be property of such Debtor's estate within the meaning of Section 541 of the Bankruptcy Code, 11 U.S.C. § 541, nor (2) enforce the automatic stay imposed by Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a), to prevent the deposit in the Collection Account in accordance with the Basic Documents.

- not disregard the separate existence of the depositor so as to order substantive consolidation of the assets and liabilities of the depositor with those of NMAC.

Among other things, the opinions will assume that each of the depositor and NMAC will follow specified procedures in the conduct of its affairs, including maintaining records and books of account separate from those of the other, refraining from commingling its assets with those of the other, and refraining from holding itself out as having agreed to pay, or being liable for, the debts of the other. The depositor and NMAC intend to follow these and other procedures related to maintaining their separate corporate identities. However, there can be no assurance that a court would not recharacterize the transfer of receivables as a grant of a security interest to secure a financing or conclude that the assets and liabilities of the depositor should be consolidated with those of NMAC.

NMAC will warrant in the Purchase Agreement that the sale of the receivables by it to the depositor is a valid sale. Notwithstanding the foregoing, if NMAC were to become a debtor in a bankruptcy case, a court could take the position that the sale of receivables to the depositor should instead be treated as a pledge of those receivables to secure a borrowing of NMAC. In addition, if the transfer of receivables to the depositor is treated as a pledge instead of a sale, a tax or government lien on the property of NMAC arising before the transfer of a receivable to the depositor may have priority over the depositor's interest in that receivable. In addition, while NMAC is the servicer, cash collections on the receivables may be commingled with the funds of NMAC and, in the event of a bankruptcy of NMAC, the issuing entity may not have a perfected interest in those collections.

NMAC and the depositor will treat the transactions described in this prospectus as a sale of the receivables to the depositor, so that the automatic stay provisions of the United States Bankruptcy Code should not apply to the receivables if NMAC were to become a debtor in a bankruptcy case.

Dodd-Frank Orderly Liquidation Framework

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "**Dodd-Frank Act**"). The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation ("**FDIC**") authority (known as the Orderly Liquidation Framework or "**OLA**") to act as receiver of financial companies and their subsidiaries in specific situations as described in more detail below. The OLA provisions were effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the United States Bankruptcy Code in many respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including NMAC, the depositor or the issuing entity, or its creditors.

Potential Applicability to NMAC, *the Depositor and Issuing Entities*. There is uncertainty about which companies will be subject to OLA rather than the United States Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the United States Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

The issuing entity or the depositor could also potentially be subject to the provisions of OLA as a "**covered subsidiary**" of NMAC. For the issuing entity or the depositor to be subject to receivership under OLA as a covered subsidiary of NMAC (1) the FDIC would have to be appointed as receiver for NMAC under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity

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or depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of NMAC.

There can be no assurance that the Secretary of the Treasury would not determine that the failure of NMAC would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to NMAC, the depositor or the issuing entity or, if it were to apply, that the timing and amounts of payments to the related series of noteholders would not be less favorable than under the United States Bankruptcy Code.

FDIC's Repudiation Power Under OLA. If the FDIC were appointed receiver of NMAC or of a covered subsidiary under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which NMAC or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of NMAC's affairs. In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion respecting, among other things, its intended application of the FDIC's repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include NMAC or its subsidiaries (including the depositor or the issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include NMAC or its subsidiaries (including the depositor or the issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the United States Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To date, no such regulations have been issued by the FDIC. As a result, the foregoing Acting General Counsel's interpretation currently remains in effect. To the extent any future regulations or actions of the FDIC or subsequent FDIC actions in an OLA proceeding involving NMAC or its subsidiaries (including the depositor or the issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

Among the contracts that might be repudiated in an OLA proceeding are the Purchase Agreement, the Sale and Servicing Agreement, and the Administration Agreement. Under OLA, none of the parties to those contracts could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect NMAC's or a covered subsidiary's rights under those contracts without the FDIC's consent for 90 days after the receiver is appointed. During the same period, the FDIC's consent would also be needed for any attempt to obtain possession of or exercise control over any property of NMAC or of a covered subsidiary. The requirement to obtain the FDIC's consent before taking these actions relating to a covered company's contracts or property is comparable to the requirement to request bankruptcy court relief from the "automatic stay" in bankruptcy.

The transfer of receivables under the Purchase Agreement will be structured with the intent that it would be treated as a legal true sale under applicable state law. If the transfer is so treated, based on the Acting General Counsel of the FDIC's advisory opinion rendered in January 2011 and other applicable law, NMAC believes that the FDIC would not be able to recover the receivables using its repudiation power. However, if the transfer were not respected as a legal true sale, then the depositor would be treated as having made a loan to NMAC, secured by the receivables. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying damages to the lenders. If the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes. The amount of damages that the FDIC would be required to pay would be limited to "actual direct compensatory damages" determined as of the date of the FDIC's appointment as

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receiver. Under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfer under the Purchase Agreement is respected as a legal true sale, as receiver for NMAC or a covered subsidiary the FDIC could:

- require the issuing entity, as assignee of the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the receivables; or

- if the issuing entity were a covered subsidiary, require the indenture trustee or the holders of the notes to go through an administrative claims procedure to establish their rights to payments on the notes; or

- request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against NMAC or a covered subsidiary (including the depositor or the issuing entity); or

- repudiate NMAC's ongoing servicing obligations under the Sale and Servicing Agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

- prior to any such repudiation of the Sale and Servicing Agreement, prevent any of the indenture trustee or the securityholders from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets (such as the receivables) in the possession of the FDIC, as receiver, (2) any property (such as the receivables) in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which NMAC or a covered subsidiary (including the depositor or the issuing entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of NMAC or any covered subsidiary or affect any contractual rights of NMAC or a covered subsidiary (including the depositor or the issuing entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver.

If the issuing entity were itself to become subject to OLA as a covered subsidiary, the FDIC may repudiate the debt of the issuing entity. In such an event, the noteholders would have a secured claim in the receivership of the issuing entity as described above but delays in payments on the notes would occur and possible reductions in the amount of those payments could occur.

If the FDIC, as receiver for NMAC, the depositor or the issuing entity, were to take any of the actions described above, payments or distributions of principal and interest on the securities issued by the issuing entity would be delayed and may be reduced.

FDIC's Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the United States Bankruptcy Code. If NMAC or its affiliates were to become subject to OLA, there are provisions of the Dodd-Frank Act that state that previous transfers of receivables by NMAC perfected for purposes of state law and the United States Bankruptcy Code could nevertheless be avoided as preferential transfers under OLA.

In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the United States Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the Acting General Counsel's interpretation. The final rule was effective August 15, 2011. Based on the final rule, the transfer of the receivables by NMAC would not be avoidable by the FDIC as a preference under OLA. To the

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extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Consumer Financial Protection Bureau's (the "**CFPB**") Regulations B and Z (formerly issued by the Federal Reserve Board), the Gramm-Leach-Bliley Act, the Servicemembers Civil Relief Act (the "**Relief Act**"), the Texas Credit Title Act, state adoptions of the Uniform Consumer Credit Code, and state motor vehicle retail installment sales acts and other similar laws. Many states have adopted "lemon laws" that provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer's warranty after a specified number of attempts to correct a problem or a specified time period. Also, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee's ability to enforce consumer finance contracts such as the receivables.

With respect to used vehicles, the Federal Trade Commission's Rule on Sale of Used Vehicles (the "**FTC Rule**") requires all sellers of used vehicles to prepare, complete and display a "Buyers' Guide" that explains the warranty coverage for such vehicles. The Federal Magnuson-Moss Warranty Act and state lemon laws may impose further obligations on motor vehicle dealers. Holders of the receivables may have liability or may be subject to claims and defenses under those statutes, the FTC Rule and similar state statutes.

The so-called "**Holder-in-Due-Course**" Rule of the Federal Trade Commission (the "**HDC Rule**"), the provisions of which are generally duplicated by the Uniform Consumer Credit Code, other statutes or the common law in some states, has the effect of subjecting a seller (and specified creditors and their assignees) in a consumer credit transaction to all claims and defenses that the obligor in the transaction could assert against the seller of the goods. Liability under the HDC Rule is limited to the amounts paid by the obligor under the contract, and the holder of the receivable may also be unable to collect any balance remaining due under that contract from the obligor.

Most of the receivables will be subject to the requirements of the HDC Rule. Accordingly, the issuing entity, as holder of the receivables, will be subject to any claims or defenses that the purchaser of the applicable Financed Vehicle may assert against the seller of the related Financed Vehicle. For each obligor, these claims are limited to a maximum liability equal to the amounts paid by the obligor on the related receivable. Under most state motor vehicle dealer licensing laws, sellers of motor vehicles are required to be licensed to sell motor vehicles at retail sale. Furthermore, federal odometer regulations promulgated under the Motor Vehicle Information and Cost Savings Act require that all sellers of new and used vehicles furnish a written statement signed by the seller certifying the accuracy of the odometer reading. If the seller is not properly licensed or if a written odometer disclosure statement was not provided to the purchaser of the related Financed Vehicle, an obligor may be able to assert a defense against the seller of the vehicle. If an obligor were successful in asserting any of those claims or defenses, that claim or defense would constitute a breach of the depositor's representations and warranties under the Sale and Servicing Agreement and a breach of NMAC's warranties under the Purchase Agreement and would, if the breach materially and adversely affects the interests of the issuing entity or noteholders in such receivable, create an obligation of the depositor and NMAC, respectively, to repurchase the receivable unless the breach is corrected or cured. Any such breach will be deemed not to have a material and adverse effect if it does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. See "*Description of the Transfer and Servicing Agreements —Sale and Assignment of Receivables*" in this prospectus.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the UCC and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the

United States. Courts have generally upheld the notice provisions of the UCC and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to borrowers.

NMAC and the depositor will represent and warrant under the Purchase Agreement and the Sale and Servicing Agreement, respectively, that each receivable complies with all requirements of law in all material respects. Accordingly, if an obligor has a claim against the issuing entity for violation of any law and that claim materially and adversely affects the issuing entity's or the noteholders' interests in a receivable, that violation would constitute a breach of the representations and warranties of NMAC under the Purchase Agreement and the depositor under the Sale and Servicing Agreement and would create an obligation of NMAC and the depositor to repurchase the receivable unless the breach is corrected or cured. Any such claim will be deemed not to have a material and adverse effect if it does not affect the ability of the issuing entity to receive and retain timely payment in full on such receivable. See "*Description of the Transfer and Servicing Agreements —Sale and Assignment of Receivables*" in this prospectus.

Forfeiture for Drug, RICO and Money Laundering Violations

Federal law provides that property purchased or improved with assets derived from criminal activity or otherwise tainted, or used in the commission of certain offenses, can be seized and ordered forfeited to the United States. The offenses that can trigger such a seizure and forfeiture include, among others, violations of the Racketeer Influenced and Corrupt Organizations Act, the Bank Secrecy Act, the anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001 and the regulations issued pursuant to that Act, and the regulations issued by the U.S. Treasury Department's Office of Foreign Assets Control, as well as the narcotic drug laws. In many instances, the United States may seize the property even before a conviction occurs.

Consumer Financial Protection Bureau

The CFPB is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and non-depository institutions offering financial products and services to consumers, including indirect automobile retail and lease financing. NMAC is subject to the CFPB's enforcement authority. The CFPB has issued public guidance regarding compliance with the fair lending requirements of the Equal Credit Opportunity Act, and its implementing regulation, concerning retail contracts where the dealer charged the consumer an interest rate that is higher than the rate the finance company approved for the consumer. If any of these discretionary pricing practices utilized by NMAC were found to violate the Equal Credit Opportunity Act or other laws, we or the NMAC could be obligated to repurchase from the issuing entity any receivable that fails to comply with these laws. In addition, we, NMAC or the issuing entity could also possibly be subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect the issuing entity.

The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services, as defined by rule. The CFPB recently issued a final rule defining which non-depository institutions would be considered larger participants of a market for automobile financing. The final rule will become effective 60 days after publication in the Federal Register. Under the definitions included in the final rule, NMAC will be considered a larger participant and therefore will become subject to the supervisory and examination authority of the CFPB. Expanded CFPB jurisdiction over NMAC's business would likely increase compliance costs and regulatory risks.

For additional discussion of how a failure to comply with consumer protection laws may impact the issuing entity, the receivables or your investment in the securities, see "*Risk Factors—Receivables that fail to comply with consumer protection or other laws may be unenforceable, which may result in losses on your investment*" in this prospectus.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a secured party to

realize upon collateral or to enforce a deficiency judgment. For example, in a Chapter 13 proceeding under the federal bankruptcy law, a court may prevent a creditor from repossessing a vehicle and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the vehicle at the time of bankruptcy (as determined by the court), leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a contract or change the rate of interest and time of repayment of the indebtedness.

State and local government bodies across the United States generally have the power to create licensing and permit requirements. It is possible that an issuing entity could fail to have some required licenses or permits. In that event, the issuing entity could be subject to liability or other adverse consequences.

Under the terms of the Relief Act, an obligor who enters the military service (including members of the Army, Navy, Air Force, Marines, National Guard, and officers of the National Oceanic and Atmospheric Administration and U.S. Public Health Service assigned to duty with the military) after the origination of that obligor's receivable (including an obligor who is a member of the National Guard or is in reserve status at the time of the origination of the obligor's receivable and is later called to active duty) may not be charged interest above an annual rate of 6% during the period of that obligor's active duty status after a request for relief by the obligor. The Relief Act provides for extension of payments during a period of service upon request of the obligor. Interest at a rate in excess of 6% that would have been incurred but for the Relief Act is forgiven. It is possible that the foregoing could have an effect on the ability of the servicer to collect the full amount of interest owing on some of the receivables. In addition, the Relief Act and the laws of some states, including California, New York and New Jersey, impose limitations that would impair the ability of the servicer to repossess the released Financed Vehicle during the obligor's period of active duty status and, under certain circumstances, during an additional period thereafter. Thus, if that receivable goes into default, there may be delays and losses occasioned by the inability to exercise the issuing entity's rights with respect to the receivable and the related Financed Vehicle in a timely fashion.

Any shortfall pursuant to either of the two preceding paragraphs, to the extent not covered by amounts payable to the noteholders from amounts on deposit in the related Reserve Account or from coverage provided under any other credit enhancement mechanism, could result in losses to the noteholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the notes. This information is directed to prospective purchasers who purchase notes at their issue price in the initial distribution thereof, who are citizens or residents of the United States, including domestic corporations and partnerships, and who hold the notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "**Internal Revenue Code**"). This discussion is based upon current provisions of the Internal Revenue Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, such summary represents the opinion of Mayer Brown LLP, tax counsel to the issuing entity, subject to the qualifications set forth in this section. There are no cases or Internal Revenue Service (the "**IRS**") rulings on similar transactions involving both debt and equity interests issued by an issuing entity with terms similar to those of the notes. As a result, there can be no assurance that the IRS will not challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax consequences to noteholders. Prospective investors should consult their own tax advisors in determining the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or non-U.S. tax laws, any income tax treaties, or any other U.S. federal income tax laws, including U.S. federal estate and gift tax laws. The following discussion also does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to noteholders in light

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of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the U.S. federal income tax laws, including:

- financial institutions;

- broker-dealers;

- life insurance companies;

- tax-exempt organizations;

- persons that hold the notes or certificates as a position in a "straddle" or as part of a synthetic security or "hedge," "conversion transaction" or other integrated investment;

- persons that have a "functional currency" other than the U.S. dollar; and

- investors in pass-through entities.

For purposes of the following discussion, the term "**U.S. Holder**" means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity subject to U.S. federal income taxation as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or (iii) an estate or trust treated as a U.S. person under Section 7701(a)(30) of the Internal Revenue Code. The term "**Non-U.S. Holder**" means a beneficial owner of a note other than a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes. For the purposes of this discussion, U.S. Holders and Non-U.S. Holders are referred to collectively as "**Holders**."

Special rules, not addressed in this discussion, may apply to persons purchasing notes through entities or arrangements treated for U.S. federal income tax purposes as partnerships, and any such partnership purchasing notes and persons purchasing notes through such a partnership should consult their own tax advisors in that regard.

On the closing date, Mayer Brown LLP, tax counsel to the issuing entity, is of the opinion that for federal income tax purposes, the notes (other than notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) will be characterized as debt and the issuing entity will not be characterized as an association (or a publicly traded partnership) taxable as a corporation. Holders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although tax counsel to the issuing entity will issue tax opinions to the effect described above, the IRS may successfully take a contrary position and the tax opinions are not binding on the IRS or on any court. The Holders will be deemed to agree, by their purchase of the notes, to treat the notes (other than notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) as debt for U.S. federal income tax purposes. The discussion below assumes this characterization of the notes is correct.

Tax Treatment of Issuing Entity

At closing the issuing entity will be disregarded as separate from the depositor for U.S. federal income tax purposes but may be treated as a partnership should the depositor transfer any of the certificates to another party (that is not treated as the same person as the depositor for U.S. federal income tax purposes) or should any of the notes be characterized by the IRS as equity of the issuing entity.

Tax Consequences to U.S. Holders of the Notes

Stated Interest and OID: It is anticipated that no class of notes offered hereunder will be issued with more than a *de minimis* amount (i.e., 1/4% of the principal amount of a class of notes multiplied by its weighted average life to maturity) of original issue discount ("**OID**"). If a class of notes offered hereunder is in fact issued at a greater

than *de minimis* discount or is treated as having been issued with OID under the Treasury regulations, the following general rules will apply.

The excess of the "stated redemption price at maturity" of a class of notes offered hereunder (generally equal to its principal amount as of the date of original issuance plus all interest other than "qualified stated interest payments" payable prior to or at maturity) over its original issue price (in this case, the initial offering price at which a substantial amount of the class of notes are sold to the public) will constitute OID. A U.S. Holder must include OID in income over the term of the notes under a constant yield method. In general, OID must be included in income in advance of the receipt of the cash representing that income.

In the case of a debt instrument (such as a note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under Section 1272(a)(6) of the Internal Revenue Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering), and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and regulations could be adopted applying those provisions to the notes. It is unclear whether those provisions would be applicable to the notes in the absence of such regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the notes, the amount of OID that will accrue in any given "accrual period" may either increase or decrease depending upon the actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the Holders regarding OID, if any, will be based on the assumption that the motor vehicle loans will prepay at a rate based on the assumption used in pricing the notes offered hereunder. However, no representation will be made regarding the prepayment rate of the motor vehicle loans. See "*Maturity and Prepayment Considerations*" and "*Weighted Average Life of the Notes*" in this prospectus. Accordingly, Holders are advised to consult their own tax advisors regarding the impact of any prepayments of the motor vehicle loans (and the OID rules) if the notes offered hereunder are issued with OID.

In the case of a note purchased with *de minimis* OID, generally, a portion of such OID is taken into income upon each principal payment on the note. Such portion equals the *de minimis* OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the note. Such income generally is capital gain.

Short Term Debt. A U.S. Holder of a note, which has a fixed maturity date not more than one year from the issue date, will generally not be required to include OID income on the note as it accrues. However, the foregoing rule may not apply if such owner holds the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon or if the holder is:

1. an accrual method taxpayer;

2. a bank;

3. a broker or dealer that holds the note as inventory;

4. a regulated investment company or common trust fund; or

5. the beneficial owner of certain pass-through entities specified in the Internal Revenue Code.

A U.S. Holder of a note who is not required to include OID income on the note as it accrues will instead include the OID accrued on the note in gross income as principal is paid thereon, at maturity and upon a sale or exchange of the note. Such holder would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the note to the extent it exceeds the sum of any interest income and OID accrued on such note. However, the holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the owner in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a note on a straight-line basis,

unless the owner irrevocably elects, under Treasury Regulations, to apply a constant interest method, using the holder's yield to maturity and daily compounding.

Market Discount. The notes, whether or not issued with OID, will be subject to the "market discount rules" of Section 1276 of the Internal Revenue Code. In general, these rules provide that if the U.S. Holder purchases a note at a market discount (that is, a discount from its stated redemption price at maturity (which is generally the stated principal amount) or if the related notes were issued with OID, its original issue price (as adjusted for accrued original issue discount, that exceeds a *de minimis* amount specified in the Internal Revenue Code)) and thereafter (a) recognizes gain upon a disposition, or (b) receives payments of principal, the lesser of (i) such gain or principal payment or (ii) the accrued market discount, will be taxed as ordinary interest income. Generally, the accrued market discount will be the total market discount on the related note multiplied by a fraction, the numerator of which is the number of days the U.S. Holder held such note and the denominator of which is the number of days from the date the U.S. Holder acquired such note until its maturity date. The U.S. Holder may elect, however, to determine accrued market discount under the constant-yield method.

Limitations imposed by the Internal Revenue Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry a note with accrued market discount. A U.S. Holder may elect to include market discount in gross income as it accrues and, if such U.S. Holder makes such an election, it is exempt from this rule. Any such election will apply to all debt instruments acquired by the taxpayer on or after the first day of the first taxable year to which such election applies. The adjusted basis of a note subject to such election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or taxable disposition.

Amortizable Bond Premium. In general, if a U.S. Holder purchases a note at a premium (that is, an amount in excess of the amount payable upon the maturity thereof), such U.S. Holder will be considered to have purchased such note with "**amortizable bond premium**" equal to the amount of such excess. Such U.S. Holder may elect to amortize such bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant-yield method over the remaining term of the note. Such U.S. Holder's tax basis in the note will be reduced by the amount of the amortized bond premium. Any such election shall apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the U.S. Holder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on a note held by a U.S. Holder who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of the note.

Acquisition Premium. A U.S. Holder that purchases in a secondary market a note that was originally issued with OID for an amount less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price (any such excess being "**acquisition premium**") and that does not make the election described below under "*Total Accrual Election*" is permitted to reduce the daily portions of OID, if any, by a fraction, the numerator of which is the excess of the U.S. Holder's adjusted basis in the note immediately after its purchase over the adjusted issue price of the note, and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, over the note's adjusted issue price.

Total Accrual Election. A U.S. Holder may elect to include in gross income all interest that accrues on a note using the constant-yield method described above under the heading "*—Original Issue Discount,*" with modifications described below. For purposes of this election, interest includes stated interest, acquisition discount, OID, *de minimis* OID, market discount, *de minimis* market discount and unstated interest, as adjusted by any amortizable bond premium (described above under "*—Amortizable Bond Premium*") or acquisition premium.

In applying the constant-yield method to a note with respect to which this election has been made, the issue price of the note will equal the electing U.S. Holder's adjusted basis in the note immediately after its acquisition, the issue date of the note will be the date of its acquisition by the electing U.S. Holder, and no payments on the note will be treated as payments of qualified stated interest. This election will generally apply only to the note with respect to which it is made and may not be revoked without the consent of the IRS. U.S. Holders should consult with their own advisers as to the effect in their circumstances of making this election.

Sale or Other Disposition. If a U.S. Holder sells a note, the U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. Holder's adjusted tax basis in the note. The adjusted tax basis of a note to a particular U.S. Holder will equal the U.S. Holder's cost for the note, increased by any market discount, acquisition discount, OID and gain previously included in income by that U.S. Holder with respect to the note and decreased by the amount of bond premium, if any, previously amortized and by the amount of payments of principal and OID previously received by that U.S. Holder with respect to the note. Any gain or loss, and any gain or loss recognized on a prepayment of the notes, will be capital gain or loss if the note was held as a capital asset (except for gain representing accrued interest and income), and will be long-term or short-term depending on whether the note has been owned for the long-term capital gain holding period (currently, more than one year). For non-corporate U.S. Holders, capital gain recognized on the sale or other disposition of a note held for more than one year will be taxed at a maximum rate of 20%. Capital gain for a note held for one year or less is taxed at the rates applicable to ordinary income. U.S. Holders must aggregate capital gains and losses for each taxable year. In the event a U.S. Holder realizes a net capital loss for any year there are limitations on the amount of these capital losses which can be deducted. Capital losses generally may be used only to offset capital gains.

Net Investment Income. A tax of 3.8% is imposed on the "net investment income" of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions. Holders should consult their own tax advisors regarding the possible implications of this tax in their particular circumstances.

Tax Consequences to Non-U.S. Holders of the Notes

Interest paid (or accrued) to a Non-U.S. Holder generally will be considered "**portfolio interest**," and, except as described below with respect to FATCA and backup withholding, generally will not be subject to U.S. federal income tax and withholding tax if the interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder and

1. the Non-U.S. Holder is not actually or constructively a "**10 percent shareholder**" of the issuing entity or the depositor (including a holder of 10% of the outstanding certificates) or a "controlled foreign corporation" with respect to which the issuing entity or the depositor is a "related person" within the meaning of the Code;

2. the Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code;

3. the interest is not contingent interest described in Section 871(h)(4) of the Internal Revenue Code; and

4. the Non-U.S. Holder does not bear specified relationships to any certificateholder.

To qualify for the exemption from taxation, the Non-U.S. Holder must provide the applicable Trustee or other person who is otherwise required to withhold U.S. tax with respect to the notes with an appropriate statement (on Form W-8BEN or Form W-8BEN-E or other applicable form or successor form), signed under penalties of perjury, certifying that the owner of the note is a Non-U.S. Holder and providing the Non-U.S. Holder's name and address. If a note is held through a securities clearing organization or other financial institution, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by a Form W-8BEN or Form W-8BEN-E (or other applicable form or successor form) provided by the Non-U.S. Holder and the Non-U.S. Holder must notify the financial institution acting on its behalf of any changes to the information on the Form W-8BEN or Form W-8BEN-E (or other applicable form or successor form) within 30 days of that change. If interest paid to a Non-U.S. Holder is not considered portfolio interest, then it will be subject to U.S. federal income and withholding tax at a rate of 30 percent, unless reduced or eliminated pursuant to an applicable tax treaty. In order to claim the benefit of any applicable tax treaty, the Non-U.S. Holder must provide the applicable Trustee or other person who is required to withhold U.S. tax with respect to the notes with an appropriate statement (on Form W-8BEN or other applicable form or successor form), signed under penalties of perjury, certifying that the Non-U.S. Holder is entitled to benefits under the treaty.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Holder will be exempt from United States federal income and withholding tax, provided that (1) that gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder and (2) in the case of an individual Non-U.S. Holder, the Non-U.S. Holder is not present in the United States for 183 days or more during the taxable year of disposition.

Foreign Account Tax Compliance

Under Sections 1471 through 1474 of the Code ("**FATCA**"), withholding may be required on certain payments to holders of notes (including intermediaries) who do not provide certain information to the issuing entity or other applicable withholding agent, which may include the name, address, taxpayer identification number and certain other information with respect to direct and certain indirect U.S. Holders. If an amount in respect of U.S. withholding tax were to be deducted or withheld from interest or principal payments on any notes as a result of a Holder's failure to comply with these rules or as a result of the presence in the payment chain of an intermediary that does not comply with these rules, neither the issuing entity nor any paying agent nor any other person would, pursuant to the terms of the notes, be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, Holders may receive less interest or principal than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding notes through financial institutions in) those countries. If applicable, FATCA withholding applies to payments of U.S. source dividends, interest, and other fixed payments, and, beginning January 1, 2017, to payments from the disposition of property producing such payments (e.g. notes). Holders should consult their own tax advisers on how these rules may apply to payments they receive under the notes.

Backup Withholding and Information Reporting

U.S. Holders.   Under current U.S. federal income tax law, backup withholding at specified rates and information reporting requirements may apply to payments of principal and interest (including OID) made to, and to the proceeds of sale before maturity by, certain noncorporate U.S. Holders of notes. Backup withholding will apply to a U.S. Holder if:

- such U.S. Holder fails to furnish its Taxpayer Identification Number ("**TIN**") to the payor in the manner required;

- such U.S. Holder furnishes an incorrect TIN and the payor is so notified by the IRS;

- the payor is notified by the IRS that such U.S. Holder has failed to properly report payments of interest or dividends; or

- under certain circumstances, such U.S. Holder fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.

Backup withholding does not apply with respect to payments made to certain exempt recipients, including corporations (within the meaning of Section 7701(a) of the Internal Revenue Code), tax-exempt organizations or qualified pension and profit-sharing trusts.

Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

U.S. Holders should consult their tax advisors regarding their qualification and eligibility for exemption from backup withholding, and the application of information reporting requirements, in their particular situations.

Non-U.S. Holders. Backup withholding will not apply to payments of principal or interest (including OID) made by the issuing entity or its paying agent on a note if a Non-U.S. Holder has provided the required certification under penalties of perjury that it is not a U.S. person or has otherwise established an exemption (absent the issuing entity's actual knowledge or reason to know that the Non-U.S. Holder is actually a U.S. Holder). Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against a Non-U.S. Holder's U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

The issuing entity must report annually to the IRS on IRS Form 1042-S the amount of interest (including OID) paid on the notes and the amount of tax withheld with respect to those payments. Copies of the information returns reporting those interest payments and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Information reporting on IRS Form 1099 may also apply to payments made outside the U.S., and payments on the sale, exchange, retirement or other disposition of a note effected outside the U.S., if payment is made by a payor that is, for U.S. federal income tax purposes,

- a U.S. person;

- a controlled foreign corporation;

- a U.S. branch of a foreign bank or foreign insurance company;

- a foreign partnership controlled by U.S. persons or engaged in a U.S. trade or business; or

- a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period,

unless such payor has in its records documentary evidence that the beneficial owner is not a U.S. Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

Non-U.S. Holders should consult their tax advisors regarding their qualification and eligibility for exemption from backup withholding, and the application of information reporting requirements, including as impacted by FATCA, in their particular situations.

Possible Alternative Treatments of the Notes and the Issuing Entity

Although, as discussed above, it is the opinion of tax counsel to the issuing entity that the notes will be characterized as debt for U.S. federal income tax purposes, the IRS may take a contrary position. If the IRS were to contend successfully that any class notes were not debt for federal income tax purposes, such notes might be treated as equity interests in the issuing entity. As a result, even if the depositor or other single person was the sole certificateholder of the issuing entity, the issuing entity would be considered to have multiple equity owners and might be classified for federal income tax purposes as an association taxable as a corporation or as a partnership. (Additionally, even if all the notes were treated as debt for federal income tax purposes, but there is more than one person (and all such persons are not treated as the same person for federal income tax purposes) holding a certificate (or interest therein), the issuing entity may be considered to have multiple equity owners and might be classified for federal income tax purposes as an association taxable as a corporation or as a partnership.)

A partnership is generally not subject to an entity level tax for U.S. federal income tax purposes, while an association or corporation is subject to an entity level tax. If the issuing entity were treated as a partnership (which most likely would not be treated as a publicly traded partnership taxable as a corporation) and one or more classes of notes were treated as equity interests in that partnership, each item of income, gain, loss, deduction, and credit generated through the ownership of the receivables by the partnership would be passed through to the partners, including the affected Holders, according to their respective interests therein. Under current law, the income reportable by Holders as partners in such a partnership could differ from the income reportable by the Holders as holders of debt. Generally, such differences are not expected to be material; however, certain Holders may have

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adverse tax consequences. For example, cash basis Holders might be required to report income when it accrues to the partnership rather than when it is received by the Holders. All U.S. Holders would be taxed on the partnership income regardless of when distributions are made to them. An individual U.S. Holder's ability to deduct the U.S. Holder's share of partnership expenses would be subject to the 2% miscellaneous itemized deduction floor. Any income allocated to a Holder that is a tax-exempt entity may constitute unrelated business taxable income because all or a portion of the issuing entity's taxable income may be considered debt-financed. The receipt of unrelated business taxable income by a tax-exempt holder could give rise to additional tax liability to such tax-exempt holder. Depending on the circumstances, a Non-U.S. Holder might be required to file a United States individual or corporate income tax return, as the case may be, and it is possible that (i) gross income allocated to such person may be subject to 30% withholding tax (i.e., unreduced by any interest deductions or other expenses) unless reduced or eliminated pursuant to an applicable tax treaty or (ii) such person may be subject to tax (and withholding) on its allocable interest at regular U.S. rates and, in the case of a corporation, a 30% branch profits tax rate (unless reduced or eliminated pursuant to an applicable tax treaty).

In addition, on November 2, 2015, new rules were enacted that apply to the audit of partnerships and entities treated as partnerships. These new audit rules are scheduled to become effective for tax beginning in 2018 and apply to both new and existing entities. Under the new rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under the new provisions (including any changes) and IRS regulations so that the issuing entity's members, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity's taxable income if the issuing entity is treated as a partnership. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections.

If, alternatively, the issuing entity were treated as either an association taxable as a corporation or a publicly traded partnership taxable as a corporation, the issuing entity would be subject to federal income taxes at corporate tax rates on its taxable income generated by ownership of the receivables. Moreover, distributions by the issuing entity to all or some of the Holders would probably not be deductible in computing the issuing entity's taxable income and all or part of the distributions to Holders would probably be treated as dividends. Such an entity-level tax could result in reduced distributions to Holders and adversely affect the issuing entity's ability to make payments of principal and interest with respect to the notes. To the extent distributions on such notes were treated as dividends, a non-U.S. Holder would generally be subject to tax (and withholding) on the gross amount of such dividends at a rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty.

State and Local Tax Considerations

The above discussion does not address the tax treatment of any issuing entity, notes, or Holders under any state or local tax laws. The activities to be undertaken by the servicer in servicing and collecting the receivables will take place throughout the United States and, therefore, many different state and local tax regimes potentially apply to different portions of these transactions. Additionally, it is possible a state may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such state, and/or require that a noteholder treated as an equity-owner (including non-resident holders) file state income tax returns with the state pertaining to receivables collected from customers located in such state (and may require withholding on related income). Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of any issuing entity as well as any state and local tax consequences for them of purchasing, holding and disposing of notes.

The federal and state tax discussions set forth above are included for general information only and may not be applicable depending upon your particular tax situation. It is suggested that prospective investors consult their tax advisor with respect to the tax consequences to them of the purchase, ownership and disposition of notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

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CERTAIN ERISA CONSIDERATIONS

Subject to the following discussion, the notes may be acquired with the assets of an "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), that is subject to Title I of ERISA, a "plan" as defined in and subject to Section 4975 of the Code or an entity deemed to hold plan assets of the foregoing (each, a "**Benefit Plan Investor**"), as well as by governmental plans (as defined in Section 3(32) of ERISA) and other employee benefit plans that are not subject to Title I of ERISA or Section 4975 of the Code (collectively, with Benefit Plan Investors, referred to as "**Plans**").

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in certain transactions with persons that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to such Benefit Plan Investor. A violation of these "prohibited transaction" rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of such Benefit Plan Investor. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan Investor subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Certain other employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA), are not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Code. However, such plans may be subject to similar restrictions under applicable federal, state, local or other law ("**Similar Law**").

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan Investor that acquired notes if assets of the issuing entity were deemed to be assets of the Benefit Plan Investor. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the "**Plan Assets Regulation**"), the assets of the issuing entity would be treated as plan assets of a Benefit Plan Investor for the purposes of ERISA and the Code only if the Benefit Plan Investor acquired an "equity interest" in the issuing entity and none of the exceptions to plan assets contained in the Plan Assets Regulation was applicable. An equity interest is defined under the Plan Assets Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, it is anticipated that, at the time of their issuance, the notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the Plan Assets Regulation. This determination is based upon the traditional debt features of the notes, including the reasonable expectation of purchasers of notes that the notes will be repaid when due, traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt treatment of the notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. This risk of recharacterization is enhanced for notes which are subordinated to other classes of securities. In the event of a withdrawal or downgrade to below investment grade of the rating of the notes or a characterization of the notes as other than indebtedness under applicable local law, the subsequent acquisition of the notes or interest therein by a Benefit Plan Investor is prohibited.

However, without regard to whether the notes are treated as an equity interest in the issuing entity for purposes of the Plan Assets Regulation, the acquisition or holding of notes by or on behalf of a Benefit Plan Investor could be considered to give rise to a prohibited transaction if the issuing entity, the servicer, the sponsor, the administrator, the owner trustee, the depositor, the indenture trustee or any of their respective affiliates is or becomes a party in interest or a disqualified person with respect to such Benefit Plan Investor. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of notes by a Benefit Plan Investor depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes and the relationship of the party in interest to the Benefit Plan Investor. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a Benefit Plan Investor and persons who are parties in interest solely by reason of providing services to the Benefit Plan Investor or being affiliated with such service providers; Prohibited Transaction Class Exemption ("**PTCE**") 96-23, regarding transactions effected by "in-house asset managers;" PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by "qualified professional asset managers." Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available

717973921 14466653

with respect to any particular transaction involving the notes, and prospective purchasers that are Benefit Plan Investors should consult with their legal advisors regarding the applicability of any such exemption.

By acquiring a note (or interest therein), each purchaser and transferee (and if the purchaser or transferee is a Plan, its fiduciary) is deemed to represent and warrant that either (i) it is not acquiring the note (or interest therein) with the assets of a Plan; or (ii) the acquisition and holding of the note (or interest therein) will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Law. Benefit Plan Investors may not acquire the notes at any time that the ratings on the notes are below investment grade or the notes have been characterized as other than indebtedness for applicable local law purposes.

A Plan fiduciary considering the acquisition of notes should consult its legal advisors regarding the matters discussed above and other applicable legal requirements.

LEGAL PROCEEDINGS

Other than disclosed in this prospectus there are no legal or governmental proceedings pending, or to the knowledge of the sponsor, threatened, against the sponsor, depositor, the indenture trustee, the owner trustee, the asset representations reviewer, [the cap provider,] [the swap counterparty,] the issuing entity, the servicer or the originator, or of which any property of the foregoing is the subject, that are material to noteholders.

CERTAIN RELATIONSHIPS

The depositor is a wholly-owned subsidiary of NMAC. In addition to the agreements described in this prospectus, NMAC may from time to time enter into agreements in the ordinary course of business or that are on arms' length terms with its parent Nissan North America, Inc. The owner trustee, [the cap provider,] [the swap counterparty,] [the asset representations reviewer,] and the indenture trustee are entities that NMAC or its affiliates may have other banking relationships with directly or with their affiliates in the ordinary course of their businesses. In some instances the owner trustee, [the cap provider,] [the swap counterparty,] [the asset representations reviewer,] and the indenture trustee may be acting in similar capacities for asset-backed transactions of NMAC for similar or other asset types.

RATINGS OF THE NOTES

NMAC, as sponsor (the "**sponsor**"), expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to assign ratings on the notes (each such nationally recognized statistical rating organization then rating the notes, a "**Rating Agency**"). The ratings of the notes will address the likelihood of the payment of principal and interest on the notes according to their terms. Although the Rating Agencies are not contractually obligated to do so, we believe that each Rating Agency will monitor the ratings using its normal surveillance procedures. Any Rating Agency may change or withdraw an assigned rating at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Rating Agencies. Any rating action taken by one Rating Agency may not necessarily be taken by the other Rating Agency. No transaction party will be responsible for monitoring any changes to the ratings on the notes. See "*Risk Factors—A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes, could adversely affect the market value of your notes and/or limit your ability to resell your notes*" in this prospectus.

LEGAL OPINIONS

Certain legal matters relating to the notes and federal income tax and other matters will be passed upon for the issuing entity, the depositor and the servicer by the general counsel of the servicer, Mayer Brown LLP and [●]. In addition, certain matters relating to the issuance of the notes will be passed upon for the underwriters by [●].

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement (the "**Underwriting Agreement**"), the depositor has agreed to sell to each of the underwriters named below (collectively, the "**underwriters**"), and each of the underwriters has severally agreed to purchase, the principal amount of notes, if and when issued, set forth opposite its name below:

Underwriters	Principal Amount of Class A-1 Notes	Principal Amount of Class A-2[a] Notes	Principal Amount of Class A-2[b] Notes	Principal Amount of Class A-3 Notes	Principal Amount of Class A-4 Notes
[●]...................................	$	$	$	$	$
[●]...................................	$	$	$	$	$
[●]...................................	$	$	$	$	$
....	$	$	$	$	$
....	$	$	$	$	$
....	$	$	$	$	$
....	$	$	$	$	$
Total...................................	$	$	$	$	$

In the Underwriting Agreement, the underwriters have agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase all of the notes listed in the table above if any of the notes are purchased. This obligation of the underwriters is subject to specified conditions precedent set forth in the Underwriting Agreement. The depositor has been advised by the underwriters that they propose initially to offer to the public the notes purchased by the underwriters, at the applicable prices set forth on the cover of this prospectus, and to specified dealers at that price less the initial concession not in excess of [●]% of the principal amount of the notes per Class A-1 note, [●] % per Class A-2[a] note, [●]% per A-2[b] note, [●] % per Class A-3 note and [●]% per Class A-4 note. The underwriters may allow, and those dealers may reallow, a concession not in excess of [●]% per Class A-1 note, [●] % per Class A-2[a] note, [●]% per A-2[b] note, [●]% per Class A-3 note and [●]% per Class A-4 note to some other dealers. If all of the notes are not sold at the initial offering price, or at any time after the initial public offering of the notes, the public offering price, those concessions and selling terms may be changed.

Any retained notes will not be sold to the underwriters under the Underwriting Agreement. Subject to certain conditions, retained notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the retained notes. If the retained notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent's commissions. The retained notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

The depositor and NMAC have agreed to jointly and severally indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect thereof. However, in the opinion of the SEC, certain indemnification provisions for liability arising under the federal securities laws are contrary to public policy and therefore unenforceable. In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may engage in investment banking and/or commercial banking transactions with Nissan Motor Co., Ltd. and its affiliates.

The notes are new issues of securities with no established trading markets. The depositor has been advised by the underwriters that they intend to make a market in the notes of each class, in each case as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes of any class, and that market-making may be discontinued at any time without notice at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes of any class.

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The issuing entity may, from time to time, invest funds in the Accounts in Eligible Investments acquired from the underwriters.

NMAC or its affiliates may apply all or any portion of the net proceeds of the sale of the receivables to the depositor to the repayment of debt, including "warehouse" debt secured by receivables and/or to repurchase receivables sold into a receivables purchase facility. One or more of the underwriters (or (a) their respective affiliates or (b) entities for which their respective affiliates act as administrator and/or provide liquidity lines) may have acted as a "warehouse" lender or purchaser to NMAC or its affiliates, and may receive a portion of such proceeds as repayment of such "warehouse" debt or as repurchase proceeds.

The underwriters have advised the depositor that in connection with the offering to the public of the notes purchased by the underwriters, the underwriters may engage in overallotment transactions, stabilizing transactions or syndicate covering transactions in accordance with Regulation M under the 1934 Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Overallotment, stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. Neither the depositor nor the underwriters make any representation or prediction as to the direction or magnitude of any of that effect on the prices for the notes. Neither the depositor nor the underwriters represent that the underwriters will engage in any such transactions. If the underwriters engage in such transactions, they may discontinue them at any time. Rule 15c6-1 under the 1934 Act generally requires trades in the secondary market to settle in three Business Days, unless the parties to such trade expressly agree otherwise. Because delivery of the notes to purchasers hereunder will settle more than three Business Days after the date hereof, purchasers hereunder who wish to trade notes in the secondary market on the date hereof will be required to specify an alternative settlement cycle with their secondary purchasers to prevent a failed settlement of the secondary purchase. Purchasers hereunder who wish to make such secondary trades on the date hereof should consult their own advisors.

Offering Restrictions

United Kingdom

The underwriters may act through one or more of their affiliates when selling the notes purchased by the underwriters outside the United States. Each underwriter will represent that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the prospectus Directive (as defined below) (each, a "**Relevant Member State**"), each underwriter has represented and agreed that, with effect from and including the date on which the prospectus Directive was implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State at any time to any legal entity which is a qualified investor as defined in the prospectus Directive (as defined below); provided that no such offer of notes shall require the issuing entity or any underwriter to publish a prospectus pursuant to Article 3 of the prospectus Directive or supplement a prospectus pursuant to Article 16 of the prospectus Directive.

For the purposes of this provision, the expression an "**offer of notes to the public**" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the

notes, as the same may be varied in that Relevant Member State by any measure implementing the prospectus Directive in that Relevant Member State. The expression "**Prospectus Directive**" means Directive 2003/71/EC (as amended, including Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

In connection with any sales of notes and certificates outside of the United States, the underwriters may act through one or more of their affiliates.

<p align="center">**LEGAL INVESTMENT**</p>

Money Market Investment

The Class A-1 notes will be structured to be "eligible securities" for purchase by money market funds as defined in paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the fund and its advisor to satisfy those requirements.

Certain Investment Considerations

[The issuing entity will rely on the exemption or exclusion from the definition of "investment company" set forth in [Section [●] of] [Rule [●] promulgated under] the Investment Company Act of 1940, as amended, although other exceptions or exclusions may be available to the issuing entity. The issuing entity will be structured so as not to constitute a "covered fund" as defined in the final regulations issued December 10, 2013 implementing the "Volcker Rule" (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).]

Requirements for Certain European Regulated Investors and Affiliates

Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013, known as the Capital Requirements Regulation ("**CRR**"), place certain conditions on investments in asset-backed securities by credit institutions and investment firms (together referred to as "**institutions**") regulated in European Union (EU) member states and in other countries in the European Economic Area (EEA) and by certain affiliates of those institutions. These Articles, effective January 1, 2014, replace and in some respects amend Article 122a of Directive 2006/48/EC (as amended by Directive 2009/111/EC), known as Article 122a of the Capital Requirements Directive or CRD Article 122a. Furthermore, the previous guidelines on the application of Article 122a of the CRD have been replaced by (i) the Commission Delegated Regulation (EU) No 625/2014 of March 13, 2014, which came into effect on July 3, 2014, supplementing Regulation (EU) No 575/2013 by way of regulatory technical standards, and (ii) the Commission Delegated Regulation (EU) No 602/2014, which came into effect on June 25, 2014. CRR has direct effect in EU member states and is expected to be implemented by national legislation or rulemaking in the other EEA countries.

CRR Article 405 requires an institution not to invest in any securitization position (as defined in CRR) unless the sponsor, originator or original lender has disclosed to investors that it will retain a specified minimum net economic interest in the securitization transaction. Prior to investing in a securitization position, and on an ongoing basis thereafter, the regulated institution must also be able to demonstrate that it has a comprehensive and thorough understanding of the securitization transaction and its structural features by satisfying the due diligence requirements and ongoing monitoring obligations of CRR Article 406. Under CRR Article 407, an institution that fails to comply with the requirements of CRR Article 405 or 406 will be subject to an additional regulatory capital charge.

Article 17 of EU Directive 2011/61/EU on Alternative Investment Fund Managers (the "**AIFMD**") and Chapter III, Section 5 of Regulation 231/2013 supplementing the AIFMD (the "**AIFM Regulation**"), introduced risk retention and due diligence requirements (which took effect from July 22, 2013 in general) in respect of alternative investment fund managers ("**AIFMs**") that are required to become authorized under the AIFMD. While the requirements applicable to AIFMs under Chapter III, Section 5 of the AIFM Regulation are similar to those

which apply to credit institutions and investment firms under CRR Articles 405-406, they are not identical and, in particular, additional due diligence obligations apply to AIFMs.

Requirements similar to those set out in CRR Articles 405-406, AIFMD Article 17 and Chapter III, Section 5 of the AIFM Regulation are expected to be implemented in the future for other types of investors which are regulated by national authorities of EEA member states (such as insurance and reinsurance companies and undertakings for collective investments in transferrable securities (UCITS) funds). When implemented, such requirements may apply to investments in securities already issued, including the notes offered by this prospectus.

None of the sponsor, the depositor nor any of their respective affiliates is obligated to retain a material net economic interest in the securitization described in this prospectus or to provide any additional information that may be required to enable a credit institution, investment firm, alternative investment fund manager or other investor to satisfy the due diligence and monitoring requirements of CRR Articles 404-410, AIFMD Article 17, Chapter III, Section 5 of the AIFM Regulation or any corresponding rules applicable to EEA-regulated investors (together, "**EU Retention Rules**").

Failure by an investor or investment manager to comply with any applicable EU Retention Rules with respect to an investment in the notes offered by this prospectus may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions. EU Retention Rules and any other changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of affected investors and investment managers and have an adverse impact on the value and liquidity of the notes offered by this prospectus. Prospective investors should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of and compliance with any applicable EU Retention Rules or other applicable regulations and the suitability of the offered notes for investment.

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INDEX OF TERMS

APPENDIX A

STATIC POOL INFORMATION REGARDING CERTAIN PREVIOUS SECURITIZATIONS

Characteristics of the Receivables

The retail installment sale contracts in each of NMAC's securitized portfolios consisted of retail installment sale contracts originated by a Dealer in such Dealer's ordinary course of business and assigned to NMAC on or prior to the applicable cut-off date, in accordance with the underwriting procedures described under "*The Receivables— Underwriting Procedure*" in this prospectus. As of the relevant cut-off date, the retail installment sale contracts in the securitized portfolios consisted of the following characteristics:

[*Static pool information for prior securitized pools has been included for illustrative purposes. Updated static pool data that complies with Item 1105 of Regulation AB will be included in each prospectus in connection with each offering of securities hereunder.*]

Nissan Auto Receivables Owner Trust 2009-1 ("NAROT 2009-1")

<u>Composition of the Receivables as of the Cut-off Date</u>

Closing Date	February 27, 2009
Cut-off Date	January 31, 2009
Number of Receivables	69,192
Aggregate Principal Balance	$ 1,144,764,886.26
Average Principal Balance	$ 16,544.76
Range of Principal Balances	$ 2,000.94 to $68,537.68
Average Original Amount Financed	$ 23,769.36
Range of Original Amounts Financed	$ 4,500.00 to $69,265.50
Weighted Average APR	4.735%
Range of APRs	0.00% to 15.64%
Approximate Weighted Average Original Payments to Maturity . .	60 payments
Range of Original Payments to Maturity	12 to 72 payments
Approximate Weighted Average Remaining Payments to Maturity	44 payments
Range of Remaining Payments to Maturity	3 to 61 payments
Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles[1]	83.77% (New)
	15.88% (Near-New)
	0.34% (Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[1]	72.30% (Nissan)
	27.70% (Infiniti)

<u>Geographic Distribution of the Receivables</u>

State[2]	Percentage of Aggregate Cut-off Date Principal Balance (%)
California	16.54%
Florida	8.51%
New York	6.89%
Illinois	5.60%
New Jersey	5.50%
Georgia	5.32%
Tennessee	5.07%

<u>Credit Scores of the Receivables</u>

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Cut-off Date Principal Balance (%)
FICO Score[3]	620	900	769	69,192	100.00%	100.00%

Distribution by APR of the Receivables as of the Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Cut-off Date Principal Balance ($)	Percentage of Aggregate Cut-off Date Principal Balance (%)
0.00% to 0.49%	2,424	3.50%	$ 51,085,631.40	4.46%
0.50% to 0.99%	2,089	3.02	61,109,725.06	5.34
1.00% to 1.99%	6,899	9.97	124,255,481.87	10.85
2.00% to 2.99%	12,626	18.25	236,215,306.55	20.63
3.00% to 3.99%	4,907	7.09	103,455,792.65	9.04
4.00% to 4.99%	6,840	9.89	100,507,585.22	8.78
5.00% to 5.99%	5,587	8.07	64,576,623.73	5.64
6.00% to 6.99%	9,299	13.44	122,265,468.71	10.68
7.00% to 7.99%	8,525	12.32	125,159,198.76	10.93
8.00% to 8.99%	5,643	8.16	86,025,278.54	7.51
9.00% to 9.99%	2,812	4.06	45,942,591.42	4.01
10.00% to 10.99%	941	1.36	14,971,203.45	1.31
11.00% to 11.99%	257	0.37	3,994,425.56	0.35
12.00% to 12.99%	193	0.28	3,019,279.10	0.26
13.00% to 13.99%	95	0.14	1,476,795.20	0.13
14.00% to 14.99%	43	0.06	528,984.36	0.05
15.00% to 15.99%	12	0.02	175,514.68	0.02
Totals[1]	69,192	100.00%	$1,144,764,886.26	100.00%

---

[1] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[2] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the cut-off date.

[3] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

Nissan Auto Receivables Owner Trust 2009-A ("NAROT 2009-A")

Composition of the Receivables as of the Cut-off Date

Closing Date	March 25, 2009	
Cut-off Date	February 28, 2009	
Number of Receivables	79,187	
Aggregate Principal Balance	$ 1,543,885,698.40	
Average Principal Balance	$ 19,496.71	
Range of Principal Balances	$ 2,000.71 to $67,472.50	
Average Original Amount Financed	$ 24,148.80	
Range of Original Amounts Financed	$ 3,434.31 to $69,827.76	
Weighted Average APR	4.504%	
Range of APRs	0.00% to 18.29%	
Approximate Weighted Average Original Payments to Maturity . .	61	payments
Range of Original Payments to Maturity	12 to 72	payments
Approximate Weighted Average Remaining Payments to Maturity	53	payments
Range of Remaining Payments to Maturity	3 to 71	payments
Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles[1]	91.18%	(New)
	8.09%	(Near-New)
	0.74%	(Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[1]	78.89%	(Nissan)
	21.11%	(Infiniti)

Geographic Distribution of the Receivables

State[2]	Percentage of Aggregate Cut-off Date Principal Balance (%)
California	16.71%
Florida	7.72%
New York	6.35%
Illinois	5.86%

Credit Scores of the Receivables

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Cut-off Date Principal Balance (%)
FICO Score[3]	549	900	745	79,187	100.00%	100.00%

Distribution by APR of the Receivables as of the Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Cut-off Date Principal Balance ($)	Percentage of Aggregate Cut-off Date Principal Balance (%)
0.00% to 0.49%	4,771	6.02%	$ 114,244,957.47	7.40%
0.50% to 0.99%	4,388	5.54	124,451,581.68	8.06
1.00% to 1.99%	7,251	9.16	98,699,911.50	6.39
2.00% to 2.99%	12,331	15.57	218,778,652.39	14.17
3.00% to 3.99%	17,020	21.49	322,193,716.98	20.87
4.00% to 4.99%	5,686	7.18	110,734,173.48	7.17
5.00% to 5.99%	5,752	7.26	106,251,301.62	6.88
6.00% to 6.99%	7,365	9.30	149,598,503.05	9.69
7.00% to 7.99%	5,817	7.35	123,053,679.94	7.97
8.00% to 8.99%	4,185	5.28	88,906,401.57	5.76
9.00% to 9.99%	1,742	2.20	35,264,615.44	2.28
10.00% to 10.99%	1,081	1.37	20,900,785.09	1.35
11.00% to 11.99%	499	0.63	8,269,451.56	0.54
12.00% to 12.99%	498	0.63	8,545,363.89	0.55
13.00% to 13.99%	380	0.48	6,903,968.85	0.45
14.00% to 14.99%	167	0.21	2,874,544.99	0.19
15.00% to 15.99%	145	0.18	2,454,417.30	0.16
16.00% to 16.99%	84	0.11	1,368,627.09	0.09
17.00% to 17.99%	22	0.03	352,436.52	0.02
18.00% to 18.99%	3	0.00[4]	38,607.99	0.00[4]
Totals[1]	79,187	100.00%	$1,543,885,698.40	100.00%

[1] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[2] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the cut-off date.

[3] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

[4] Less than 0.005% but greater than 0.000%.

Nissan Auto Receivables Owner Trust 2010-A ("NAROT 2010-A")

Composition of the Receivables as of the Statistical Cut-off Date

Closing Date	September 22, 2010
Statistical Cut-off Date	July 31, 2010
Cut-off Date	August 31, 2010
Number of Receivables	85,638
Aggregate Principal Balance[1]	$ 1,433,452,771.77
Average Principal Balance	$ 16,738.51
Range of Principal Balances	$ 2,000.06 to $83,900.84
Average Original Amount Financed	$ 22,309.20
Range of Original Amounts Financed	$ 6,018.82 to $99,939.44
Weighted Average APR	4.800%
Range of APRs	0.00% to 18.29%
Approximate Weighted Average Original Payments to Maturity . .	62 payments
Range of Original Payments to Maturity	18 to 72 payments
Approximate Weighted Average Remaining Payments to Maturity	48 payments
Range of Remaining Payments to Maturity	3 to 66 payments
Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles[2]	88.81% (New)
	9.25% (Near-New)
	1.94% (Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[2]	95.98% (Nissan)
	4.02% (Infiniti)

Geographic Distribution of the Receivables

State[3]	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
Texas	16.38%
California	12.85%
Florida	6.72%
New York	6.27%
Illinois	5.23%

Credit Scores of the Receivables

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
FICO Score[4]	603	900	742	85,638	100.00%	100.00%

Distribution by APR of the Receivables as of the Statistical Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Statistical Cut-off Date Principal Balance ($)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
0.00% to 0.49%	5,482	6.40%	$ 104,979,451.87	7.32%
0.50% to 0.99%	1,851	2.16	34,459,465.87	2.40
1.00% to 1.99%	8,611	10.06	158,052,340.22	11.03
2.00% to 2.99%	15,897	18.56	296,667,368.84	20.70
3.00% to 3.99%	6,382	7.45	112,179,145.93	7.83
4.00% to 4.99%	7,793	9.10	112,912,252.81	7.88
5.00% to 5.99%	8,710	10.17	126,255,475.95	8.81
6.00% to 6.99%	10,524	12.29	160,610,896.73	11.20
7.00% to 7.99%	8,436	9.85	137,092,773.12	9.56
8.00% to 8.99%	5,189	6.06	88,844,789.40	6.20
9.00% to 9.99%	2,797	3.27	43,972,743.22	3.07
10.00% to 10.99%	1,377	1.61	20,260,034.34	1.41
11.00% to 11.99%	844	0.99	12,789,342.13	0.89
12.00% to 12.99%	714	0.83	10,447,032.73	0.73
13.00% to 13.99%	540	0.63	7,461,646.10	0.52
14.00% to 14.99%	354	0.41	4,906,592.86	0.34
15.00% to 15.99%	118	0.14	1,352,473.38	0.09
16.00% to 16.99%	18	0.02	197,872.34	0.01
18.00% to 18.99%	1	0.00[5]	11,073.93	0.00[5]
Totals[2]	85,638	100.00%	$1,433,452,771.77	100.00%

[1] The aggregate principal balance and each of the other characteristics set forth herein for the NAROT 2010-A transaction are based on the pool of receivables as of the Statistical Cut-off Date. The characteristics of the pool of receivables as of the Cut-off Date varied somewhat from the characteristics as of the Statistical Cut-off Date, but the variance was not material.

[2] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[3] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the statistical cut-off date.

[4] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

[5] Less than 0.005% but greater than 0.000%.

Nissan Auto Receivables Owner Trust 2011- A ("NAROT 2011-A")

Composition of the Receivables as of the Statistical Cut-off Date

Closing Date	April 25, 2011
Statistical Cut-off Date	February 28, 2011
Cut-off Date	March 31, 2011
Number of Receivables	67,193
Aggregate Principal Balance[1]	$ 1,449,178,064.72
Average Principal Balance	$ 21,567.40
Range of Principal Balances	$ 2,003.38 to $63,265.42
Average Original Amount Financed	$ 23,854.84
Range of Original Amounts Financed	$ 5,043.80 to $64,953.28
Weighted Average APR	2.747%
Range of APRs	0.00% to 18.49%
Approximate Weighted Average Original Payments to Maturity	62 payments
Range of Original Payments to Maturity	12 to 72 payments
Approximate Weighted Average Remaining Payments to Maturity	56 payments
Range of Remaining Payments to Maturity	2 to 72 payments
Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles[2]	84.61% (New)
	13.80% (Near-New)
	1.59% (Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[2]	93.87% (Nissan)
	6.13% (Infiniti)

Geographic Distribution of the Receivables

State[3]	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
Texas	14.88%
California	13.57%
New York	6.29%
Florida	6.18%

Credit Scores of the Receivables

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
FICO Score[4]	593	886	760	67,193	100.00%	100.00%

Distribution by APR of the Receivables as of the Statistical Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Statistical Cut-off Date Principal Balance ($)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
0.00% to 0.49%	15,189	22.61%	$ 338,536,188.16	23.36%
0.50% to 0.99%	12,251	18.23	253,573,065.05	17.50
1.00% to 1.99%	8,127	12.10	197,675,251.49	13.64
2.00% to 2.99%	6,598	9.82	161,613,196.45	11.15
3.00% to 3.99%	4,847	7.21	86,198,146.30	5.95
4.00% to 4.99%	5,431	8.08	110,815,090.90	7.65
5.00% to 5.99%	4,887	7.27	102,628,452.92	7.08
6.00% to 6.99%	4,999	7.44	108,160,257.28	7.46
7.00% to 7.99%	2,531	3.77	49,522,181.12	3.42
8.00% to 8.99%	943	1.40	17,711,654.57	1.22
9.00% to 9.99%	563	0.84	9,385,151.63	0.65
10.00% to 10.99%	278	0.41	5,410,001.13	0.37
11.00% to 11.99%	155	0.23	2,745,699.69	0.19
12.00% to 12.99%	113	0.17	1,516,399.48	0.10
13.00% to 13.99%	90	0.13	1,241,132.42	0.09
14.00% to 14.99%	97	0.14	1,243,291.01	0.09
15.00% to 15.99%	84	0.13	1,077,893.49	0.07
16.00% to 16.99%	9	0.01	114,695.84	0.01
18.00% to 18.99%	1	0.00[5]	10,315.79	0.00[5]
Totals[2]	67,193	100.00%	$1,449,178,064.72	100.00%

[1] The aggregate principal balance and each of the other characteristics set forth herein for the NAROT 2011-A transaction are based on the pool of receivables as of the Statistical Cut-off Date. The characteristics of the pool of receivables as of the Cut-off Date varied somewhat from the characteristics as of the Statistical Cut-off Date, but the variance was not material.

[2] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[3] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the statistical cut-off date.

[4] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

[5] Less than 0.005% but greater than 0.000%.

Nissan Auto Receivables Owner Trust 2011- B ("NAROT 2011-B")

Composition of the Receivables as of the Statistical Cut-off Date

Closing Date	November 17, 2011
Statistical Cut-off Date	September 30, 2011
Cut-off Date	October 31, 2011
Number of Receivables	80,306
Aggregate Principal Balance[1]	$ 1,537,458,417.65
Average Principal Balance	$ 19,145.00
Range of Principal Balances	$2,002.06 to $60,863.86
Average Original Amount Financed	$ 23,723.90
Range of Original Amounts Financed	$4,655.80 to $64,569.41
Weighted Average APR	2.707%
Range of APRs	0.00% to 16.14%
Approximate Weighted Average Original Payments to Maturity . . .	63 payments
Range of Original Payments to Maturity	12 to 72 payments
Approximate Weighted Average Remaining Payments to Maturity	52 payments
Range of Remaining Payments to Maturity	3 to 69 payments
Percentage by Principal Balance of Receivables of New, Near- New and Used Vehicles[2]	91.03% (New)
	7.88% (Near-New)
	1.09% (Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[2]	97.52% (Nissan)
	2.48% (Infiniti)

Geographic Distribution of the Receivables

State[3]	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
California	14.63%
Texas	11.23%
Florida	6.27%
New York	5.95%

Credit Scores of the Receivables

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
FICO Score[4]	578	885	762	80,306	100.00%	100.00%

Distribution by APR of the Receivables as of the Statistical Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Statistical Cut-off Date Principal Balance ($)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
0.00% to 0.49%	19,573	24.37%	$ 383,223,769.96	24.93%
0.50% to 0.99%	6,923	8.62	134,807,951.81	8.77
1.00% to 1.99%	15,692	19.54	328,543,589.98	21.37
2.00% to 2.99%	8,784	10.94	181,439,422.96	11.80
3.00% to 3.99%	6,376	7.94	112,546,021.98	7.32
4.00% to 4.99%	5,628	7.01	104,857,753.58	6.82
5.00% to 5.99%	5,941	7.40	111,069,631.21	7.22
6.00% to 6.99%	4,802	5.98	86,278,042.48	5.61
7.00% to 7.99%	3,417	4.25	51,192,980.89	3.33
8.00% to 8.99%	1,577	1.96	21,796,965.03	1.42
9.00% to 9.99%	802	1.00	10,204,434.52	0.66
10.00% to 10.99%	256	0.32	4,208,713.54	0.27
11.00% to 11.99%	197	0.25	3,049,621.54	0.20
12.00% to 12.99%	123	0.15	1,479,134.55	0.10
13.00% to 13.99%	100	0.12	1,345,327.77	0.09
14.00% to 14.99%	81	0.10	1,034,668.62	0.07
15.00% to 15.99%	31	0.04	350,977.81	0.02
16.00% to 16.99%	3	0.00[5]	29,409.42	0.00[5]
Totals[2]	80,306	100.00%	$1,537,458,417.65	100.00%

[1] The aggregate principal balance and each of the other characteristics set forth herein for the NAROT 2011-B transaction are based on the pool of receivables as of the Statistical Cut-off Date. The characteristics of the pool of receivables as of the Cut-off Date varied somewhat from the characteristics as of the Statistical Cut-off Date, but the variance was not material.

[2] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[3] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the statistical cut-off date.

[4] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

[5] Less than 0.005% but greater than 0.000%.

Nissan Auto Receivables Owner Trust 2012- A ("NAROT 2012-A")

<u>Composition of the Receivables as of the Statistical Cut-off Date</u>

Closing Date	February 22, 2012
Statistical Cut-off Date	January 31, 2012
Cut-off Date	January 31, 2012
Number of Receivables	85,614
Aggregate Principal Balance	$ 1,654,254,316.18
Average Principal Balance	$ 19,322.24
Range of Principal Balances	$2,000.00 to $67,564.35
Average Original Amount Financed	$ 23,864.30
Range of Original Amounts Financed	$3,600.00 to $69,996.20
Weighted Average APR	2.525%
Range of APRs	0.00% to 15.54%
Approximate Weighted Average Original Payments to Maturity . . .	62 payments
Range of Original Payments to Maturity	12 to 72 payments
Approximate Weighted Average Remaining Payments to Maturity	54 payments
Range of Remaining Payments to Maturity	3 to 71 payments
Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles[1]	91.73% (New)
	7.24% (Near-New)
	1.03% (Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[1]	90.24% (Nissan)
	9.76% (Infiniti)

<u>Geographic Distribution of the Receivables</u>

State[2]	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
California	13.80%
Texas	11.71%
New York	6.71%
Florida	6.47%
Illinois	5.54%

<u>Credit Scores of the Receivables</u>

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
FICO Score[3]	620	888	763	85,614	100.00%	100.00%

Distribution by APR of the Receivables as of the Statistical Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Statistical Cut-off Date Principal Balance ($)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
0.00% to 0.49%	21,046	24.58%	$ 410,084,766.84	24.79%
0.50% to 0.99%	3,236	3.78	66,012,100.32	3.99
1.00% to 1.99%	15,447	18.04	360,595,219.74	21.80
2.00% to 2.99%	20,069	23.44	353,305,812.37	21.36
3.00% to 3.99%	8,065	9.42	144,190,232.69	8.72
4.00% to 4.99%	5,809	6.79	103,214,871.07	6.24
5.00% to 5.99%	5,616	6.56	115,694,158.58	6.99
6.00% to 6.99%	3,120	3.64	51,224,088.88	3.10
7.00% to 7.99%	1,735	2.03	27,527,435.79	1.66
8.00% to 8.99%	762	0.89	10,750,643.41	0.65
9.00% to 9.99%	309	0.36	4,484,944.01	0.27
10.00% to 10.99%	202	0.24	3,817,152.47	0.23
11.00% to 11.99%	114	0.13	2,127,165.53	0.13
12.00% to 12.99%	32	0.04	465,052.84	0.03
13.00% to 13.99%	29	0.03	427,688.64	0.03
14.00% to 14.99%	22	0.03	323,427.22	0.02
15.00% to 15.99%	1	0.00[4]	9,555.78	0.00[4]
Totals[1]	85,614	100.00%	$1,654,254,316.18	100.00%

[1] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[2] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the statistical cut-off date.

[3] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

[4] Less than 0.005% but greater than 0.000%.

Nissan Auto Receivables Owner Trust 2012-B ("NAROT 2012-B")

Composition of the Receivables as of the Statistical Cut-off Date

Closing Date	August 8, 2012
Statistical Cut-off Date	June 30, 2012
Cut-off Date	July 31, 2012
Number of Receivables	87,379
Aggregate Principal Balance[1]	$ 1,634,694,323.71
Average Principal Balance	$ 18,708.09
Range of Principal Balances	$2,000.00 to $62,409.26
Average Original Amount Financed	$ 24,997.37
Range of Original Amounts Financed	$4,830.12 to $64,971.17
Weighted Average APR	2.810%
Range of APRs	0.00% to 15.49%
Approximate Weighted Average Original Payments to Maturity . . .	63 payments
Range of Original Payments to Maturity	12 to 72 payments
Approximate Weighted Average Remaining Payments to Maturity	51 payments
Range of Remaining Payments to Maturity	2 to 71 payments
Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles[2]	90.05% (New)
	9.08% (Near-New)
	0.87% (Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[2]	84.95% (Nissan)
	15.05% (Infiniti)

Geographic Distribution of the Receivables

State[3]	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
California	14.72%
Texas	12.81%
Florida	6.03%
New York	5.98%

Credit Scores of the Receivables

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
FICO Score[4]	620	886	764	87,379	100.00%	100.00%

Distribution by APR of the Receivables as of the Statistical Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Statistical Cut-off Date Principal Balance ($)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
0.00% to 0.49%	18,345	20.99%	$ 345,128,436.85	21.11%
0.50% to 0.99%	7,947	9.09	148,710,767.68	9.10
1.00% to 1.99%	12,998	14.88	263,967,068.77	16.15
2.00% to 2.99%	14,827	16.97	276,738,798.18	16.93
3.00% to 3.99%	11,310	12.94	207,499,383.35	12.69
4.00% to 4.99%	6,599	7.55	123,927,018.37	7.58
5.00% to 5.99%	5,515	6.31	110,253,672.12	6.74
6.00% to 6.99%	3,813	4.36	68,280,938.89	4.18
7.00% to 7.99%	2,791	3.19	43,072,227.08	2.63
8.00% to 8.99%	1,723	1.97	25,693,794.75	1.57
9.00% to 9.99%	880	1.01	11,730,926.50	0.72
10.00% to 10.99%	305	0.35	4,752,136.05	0.29
11.00% to 11.99%	193	0.22	3,128,690.76	0.19
12.00% to 12.99%	78	0.09	1,041,116.31	0.06
13.00% to 13.99%	31	0.04	471,548.58	0.03
14.00% to 14.99%	23	0.03	285,697.42	0.02
15.00% to 15.99%	1	0.00[5]	12,102.05	0.00[5]
Totals[2]	87,379	100.00%	$1,634,694,323.71	100.00%

---

[1] The aggregate principal balance and each of the other characteristics set forth herein for the NAROT 2012-B transaction are based on the pool of receivables as of the Statistical Cut-off Date. The characteristics of the pool of receivables as of the Cut-off Date varied somewhat from the characteristics as of the Statistical Cut-off Date, but the variance was not material.

[2] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[3] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the statistical cut-off date.

[4] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

[5] Less than 0.005% but greater than 0.000%.

Nissan Auto Receivables Owner Trust 2013-A ("NAROT 2013-A")

Composition of the Receivables as of the Statistical Cut-off Date

Closing Date	January 16, 2013
Statistical Cut-off Date	November 30, 2012
Cut-off Date	December 31, 2012
Number of Receivables	77,500
Aggregate Principal Balance[1]	$ 1,512,477,387.56
Average Principal Balance	$ 19,515.84
Range of Principal Balances	$ 2,002.13 to $64,072.27
Average Original Amount Financed	$ 24,445.69
Range of Original Amounts Financed	$ 4,065.53 to $64,997.46
Weighted Average APR	3.185%
Range of APRs	0.00% to 16.04%
Approximate Weighted Average Original Payments to Maturity ..	63 payments
Range of Original Payments to Maturity	12 to 72 payments
Approximate Weighted Average Remaining Payments to Maturity	56 payments
Range of Remaining Payments to Maturity	2 to 71 payments
Percentage by Principal Balance of Receivables of New, Near- New and Used Vehicles[2]	94.86% (New)
	4.15% (Near-New)
	0.99% (Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[2]	80.22% (Nissan)
	19.78% (Infiniti)

Geographic Distribution of the Receivables

State[3]	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
Texas	15.00%
California	14.13%
Florida	5.51%

Credit Scores of the Receivables

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
FICO Score[4]	620	886	763	77,500	100.00%	100.00%

Distribution by APR of the Receivables as of the Statistical Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Statistical Cut-off Date Principal Balance ($)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
0.00% to 0.49%	5,994	7.73%	$ 90,079,312.96	5.96%
0.50% to 0.99%	3,047	3.93	47,224,214.99	3.12
1.00% to 1.99%	13,288	17.15	286,914,352.13	18.97
2.00% to 2.99%	22,292	28.76	441,338,829.36	29.18
3.00% to 3.99%	14,756	19.04	295,317,106.81	19.53
4.00% to 4.99%	11,877	15.33	239,133,667.22	15.81
5.00% to 5.99%	3,291	4.25	63,687,190.21	4.21
6.00% to 6.99%	1,017	1.31	14,480,301.12	0.96
7.00% to 7.99%	889	1.15	14,984,759.58	0.99
8.00% to 8.99%	556	0.72	9,906,744.56	0.66
9.00% to 9.99%	273	0.35	4,904,549.21	0.32
10.00% to 10.99%	173	0.22	3,674,962.76	0.24
11.00% to 11.99%	35	0.05	666,035.61	0.04
12.00% to 12.99%	2	0.00[5]	26,678.36	0.00[5]
13.00% to 13.99%	8	0.01	114,730.25	0.01
14.00% to 14.99%	1	0.00[5]	18,379.03	0.00[5]
16.00% to 16.99%	1	0.00[5]	5,573.40	0.00[5]
Totals[2]	77,500	100.00%	$1,512,477,387.56	100.00%

[1] The aggregate principal balance and each of the other characteristics set forth herein for the NAROT 2013-A transaction are based on the pool of receivables as of the Statistical Cut-off Date. The characteristics of the pool of receivables as of the Cut-off Date varied somewhat from the characteristics as of the Statistical Cut-off Date, but the variance was not material.

[2] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[3] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the statistical cut-off date.

[4] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

[5] Less than 0.005% but greater than 0.000%.

Nissan Auto Receivables Owner Trust 2013-B ("NAROT 2013-B")

Composition of the Receivables as of the Statistical Cut-off Date

Closing Date	July 30, 2013
Statistical Cut-off Date	June 30, 2013
Cut-off Date	June 30, 2013
Number of Receivables	82,700
Aggregate Principal Balance	$ 1,515,818,364.68
Average Principal Balance	$ 18,329.12
Range of Principal Balances	$ 2,000.15 to $60,651.27
Average Original Amount Financed	$ 22,789.30
Range of Original Amounts Financed	$ 4,667.40 to $64,640.45
Weighted Average APR	3.275%
Range of APRs	0.00% to 15.04%
Approximate Weighted Average Original Payments to Maturity . .	63 payments
Range of Original Payments to Maturity	12 to 72 payments
Approximate Weighted Average Remaining Payments to Maturity	54 payments
Range of Remaining Payments to Maturity	3 to 70 payments
Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles[1]	95.75% (New)
	3.33% (Near-New)
	0.92% (Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[1]	97.40% (Nissan)
	2.60% (Infiniti)

Geographic Distribution of the Receivables

State[2]	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
Texas	14.44%
California	13.41%
Florida	6.13%

Credit Scores of the Receivables

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
FICO Score[3]	620	884	758	82,700	100.00%	100.00%

Distribution by APR of the Receivables as of the Statistical Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Statistical Cut-off Date Principal Balance ($)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
0.00% to 0.49%	7,207	8.71%	$ 118,826,818.36	7.84%
0.50% to 0.99%	2,745	3.32	51,284,166.75	3.38
1.00% to 1.99%	10,005	12.10	173,651,886.23	11.46
2.00% to 2.99%	24,062	29.10	462,435,868.29	30.51
3.00% to 3.99%	16,391	19.82	317,520,140.53	20.95
4.00% to 4.99%	12,930	15.63	245,738,579.23	16.21
5.00% to 5.99%	4,898	5.92	87,581,202.29	5.78
6.00% to 6.99%	1,631	1.97	21,723,984.74	1.43
7.00% to 7.99%	1,273	1.54	16,910,933.92	1.12
8.00% to 8.99%	790	0.96	10,221,002.76	0.67
9.00% to 9.99%	353	0.43	4,756,865.36	0.31
10.00% to 10.99%	293	0.35	3,652,049.56	0.24
11.00% to 11.99%	95	0.11	1,240,510.15	0.08
12.00% to 12.99%	25	0.03	267,631.20	0.02
13.00% to 13.99%	1	0.00[4]	2,068.56	0.00[4]
15.00% to 15.99%	1	0.00[4]	4,656.75	0.00[4]
Totals[1]	82,700	100.00%	$1,515,818,364.68	100.00%

[1] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[2] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the statistical cut-off date.

[3] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

[4] Less than 0.005% but greater than 0.000%.

Nissan Auto Receivables Owner Trust 2013-C ("NAROT 2013-C")

Composition of the Receivables as of the Statistical Cut-off Date

Closing Date	December 11, 2013
Statistical Cut-off Date	October 31, 2013
Cut-off Date	November 30, 2013
Number of Receivables	41,439
Aggregate Principal Balance[1]	$ 858,773,179.09
Average Principal Balance	$ 20,723.79
Range of Principal Balances	$ 2,080.13 to $69,719.58
Average Original Amount Financed	$ 23,170.44
Range of Original Amounts Financed	$ 4,272.84 to $74,904.10
Weighted Average APR	2.914%
Range of APRs	0.00% to 14.19%
Approximate Weighted Average Original Payments to Maturity	63 payments
Range of Original Payments to Maturity	12 to 75 payments
Approximate Weighted Average Remaining Payments to Maturity	57 payments
Range of Remaining Payments to Maturity	4 to 72 payments
Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles[2]	96.35% (New)
	3.28% (Near-New)
	0.37% (Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[2]	95.67% (Nissan)
	4.33% (Infiniti)

Geographic Distribution of the Receivables

State[3]	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
Texas	15.22%
California	12.24%
Florida	6.42%

Credit Scores of the Receivables

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
FICO Score[4]	621	886	758	41,439	100.00%	100.00%

Distribution by APR of the Receivables as of the Statistical Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Statistical Cut-off Date Principal Balance ($)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
0.00% to 0.49%	6,208	14.98%	$114,594,930.33	13.34%
0.50% to 0.99%	2,730	6.59	66,465,349.33	7.74
1.00% to 1.99%	5,926	14.30	126,412,033.11	14.72
2.00% to 2.99%	9,923	23.95	200,560,748.20	23.35
3.00% to 3.99%	7,021	16.94	149,935,453.10	17.46
4.00% to 4.99%	5,591	13.49	115,033,839.18	13.40
5.00% to 5.99%	2,283	5.51	49,641,443.66	5.78
6.00% to 6.99%	772	1.86	15,647,371.95	1.82
7.00% to 7.99%	444	1.07	9,341,700.21	1.09
8.00% to 8.99%	203	0.49	3,911,696.68	0.46
9.00% to 9.99%	218	0.53	4,840,591.94	0.56
10.00% to 10.99%	25	0.06	502,857.28	0.06
11.00% to 11.99%	28	0.07	507,355.26	0.06
12.00% to 12.99%	37	0.09	733,654.50	0.09
13.00% to 13.99%	23	0.06	501,933.82	0.06
14.00% to 14.99%	7	0.02	142,220.54	0.02
Totals[2]	41,439	100.00%	$858,773,179.09	100.00%

[1] The aggregate principal balance and each of the other characteristics set forth herein for the NAROT 2013-C transaction are based on the pool of receivables as of the Statistical Cut-off Date. The characteristics of the pool of receivables as of the Cut-off Date varied somewhat from the characteristics as of the Statistical Cut-off Date, but the variance was not material.

[2] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[3] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the statistical cut-off date.

[4] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

Nissan Auto Receivables Owner Trust 2014-A ("NAROT 2014-A")

Composition of the Receivables as of the Statistical Cut-off Date

Closing Date	February 19, 2014
Statistical Cut-off Date	January 31, 2014
Cut-off Date	January 31, 2014
Number of Receivables	68,763
Aggregate Principal Balance	$ 1,430,768,080.68
Average Principal Balance	$ 20,807.24
Range of Principal Balances	$ 2,000.32 to $71,436.06
Average Original Amount Financed	$ 25,335.33
Range of Original Amounts Financed	$ 4,263.00 to $74,979.18
Weighted Average APR	3.160%
Range of APRs	0.00% to 13.04%
Approximate Weighted Average Original Payments to Maturity . .	64 payments
Range of Original Payments to Maturity	12 to 75 payments
Approximate Weighted Average Remaining Payments to Maturity	56 payments
Range of Remaining Payments to Maturity	2 to 71 payments
Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles[1]	92.53% (New)
	7.47% (Near-New)
	0.00% (Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[1]	74.60% (Nissan)
	25.40% (Infiniti)

Geographic Distribution of the Receivables

State[2]	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
Texas	16.86%
California	12.96%
Florida	6.51%

Credit Scores of the Receivables

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
FICO Score[3]	640	886	762	68,763	100.00%	100.00%

Distribution by APR of the Receivables as of the Statistical Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Statistical Cut-off Date Principal Balance ($)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
0.00% to 0.49%	6,961	10.12%	$ 129,457,429.56	9.05%
0.50% to 0.99%	3,536	5.14	63,143,524.80	4.41
1.00% to 1.99%	8,038	11.69	165,488,997.09	11.57
2.00% to 2.99%	17,400	25.30	398,159,681.95	27.83
3.00% to 3.99%	14,096	20.50	323,263,311.52	22.59
4.00% to 4.99%	8,890	12.93	185,205,010.66	12.94
5.00% to 5.99%	5,284	7.68	107,621,997.08	7.52
6.00% to 6.99%	2,077	3.02	28,528,394.71	1.99
7.00% to 7.99%	1,542	2.24	19,837,690.74	1.39
8.00% to 8.99%	552	0.80	5,451,570.33	0.38
9.00% to 9.99%	222	0.32	2,507,969.72	0.18
10.00% to 10.99%	94	0.14	1,245,512.96	0.09
11.00% to 11.99%	60	0.09	722,771.74	0.05
12.00% to 12.99%	10	0.01	128,202.99	0.01
13.00% to 13.99%	1	0.00[4]	6,014.83	0.00[4]
Totals[1]	68,763	100.00%	$1,430,768,080.68	100.00%

[1] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[2] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the statistical cut-off date.

[3] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

[4] Less than 0.005% but greater than 0.000%.

Nissan Auto Receivables Owner Trust 2014-B ("NAROT 2014-B")

Composition of the Receivables as of the Statistical Cut-off Date

Closing Date	December 10, 2014
Statistical Cut-off Date	October 31, 2014
Cut-off Date	November 30, 2014
Number of Receivables	68,938
Aggregate Principal Balance[1]	$ 1,400,516,110.76
Average Principal Balance	$ 20,315.59
Range of Principal Balances	$ 2,003.58 to $70,883.72
Average Original Amount Financed	$ 23,225.90
Range of Original Amounts Financed	$ 3,500.00 to $74,966.54
Weighted Average APR	2.886%
Range of APRs	0.00% to 13.24%
Approximate Weighted Average Original Payments to Maturity . .	64 payments
Range of Original Payments to Maturity	12 to 75 payments
Approximate Weighted Average Remaining Payments to Maturity	57 payments
Range of Remaining Payments to Maturity	3 to 70 payments
Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles[2]	91.99% (New)
	8.01% (Near-New)
	0.00% (Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[2]	90.39% (Nissan)
	9.61% (Infiniti)

Geographic Distribution of the Receivables

State[3]	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
Texas	15.88%
California	13.09%
Florida	6.76%

Credit Scores of the Receivables

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
FICO Score[4]	640	885	761	68,938	100.00%	100.00%

A-24

Distribution by APR of the Receivables as of the Statistical Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Statistical Cut-off Date Principal Balance ($)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
0.00% to 0.49%	12,650	18.35%	$ 262,284,123.92	18.73%
0.50% to 0.99%	3,970	5.76	82,311,135.56	5.88
1.00% to 1.99%	6,716	9.74	136,863,035.79	9.77
2.00% to 2.99%	14,703	21.33	293,012,864.45	20.92
3.00% to 3.99%	12,228	17.74	256,092,680.35	18.29
4.00% to 4.99%	9,728	14.11	189,354,743.23	13.52
5.00% to 5.99%	4,753	6.89	100,607,282.95	7.18
6.00% to 6.99%	2,177	3.16	44,146,979.10	3.15
7.00% to 7.99%	1,332	1.93	25,243,267.66	1.80
8.00% to 8.99%	565	0.82	9,397,939.89	0.67
9.00% to 9.99%	66	0.10	639,638.77	0.05
10.00% to 10.99%	16	0.02	172,803.21	0.01
11.00% to 11.99%	26	0.04	325,497.57	0.02
12.00% to 12.99%	7	0.01	60,981.35	0.00[5]
13.00% to 13.99%	1	0.00[5]	3,136.96	0.00[5]
Totals[2]	68,938	100.00%	$1,400,516,110.76	100.00%

---

[1] The aggregate principal balance and each of the other characteristics set forth herein for the NAROT 2014-B transaction are based on the pool of receivables as of the Statistical Cut-off Date. The characteristics of the pool of receivables as of the Cut-off Date varied somewhat from the characteristics as of the Statistical Cut-off Date, but the variance was not material.

[2] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[3] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the statistical cut-off date.

[4] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

[5] Less than 0.005% but greater than 0.000%.

Nissan Auto Receivables Owner Trust 2015-A ("NAROT 2015-A")

Composition of the Receivables as of the Statistical Cut-off Date

Closing Date	April 14, 2015
Statistical Cut-off Date	February 28, 2015
Cut-off Date	March 31, 2015
Number of Receivables	84,653
Aggregate Principal Balance[1]	$ 1,538,537,837.70
Average Principal Balance	$ 18,174.64
Range of Principal Balances	$2,000.00 to $70,510.46
Average Original Amount Financed	$ 23,644.56
Range of Original Amounts Financed	$3,500.00 to $74,999.31
Weighted Average APR	2.660%
Range of APRs	0.00% to 14.14%
Approximate Weighted Average Original Payments to Maturity . . .	65 payments
Range of Original Payments to Maturity	12 to 75 payments
Approximate Weighted Average Remaining Payments to Maturity	54 payments
Range of Remaining Payments to Maturity	2 to 72 payments
Percentage by Principal Balance of Receivables of New, Near-New and Used Vehicles[2]	90.62% (New)
	9.38% (Near-New)
	0.00% (Used)
Percentage by Principal Balance of Receivables Financed through Nissan and Infiniti Dealers[2]	87.25% (Nissan)
	12.75% (Infiniti)

Geographic Distribution of the Receivables

State[3]	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
Texas	15.44%
California	12.97%
Florida	6.70%
Illinois	5.11%

Credit Scores of the Receivables

	Minimum	Maximum	Weighted Average	Number of Receivables	Percentage of Total Number of Receivables (%)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
FICO Score[4]	640	900	769	84,653	100.00%	100.00%

Distribution by APR of the Receivables as of the Statistical Cut-off Date

Range of APRs (%)	Number of Receivables	Percentage of Total Number of Receivables (%)	Statistical Cut-off Date Principal Balance ($)	Percentage of Aggregate Statistical Cut-off Date Principal Balance (%)
0.00% to 0.49%	22,171	26.19%	$ 333,923,366.26	21.70%
0.50% to 0.99%	5,857	6.92	110,173,255.56	7.16
1.00% to 1.99%	9,100	10.75	161,294,471.97	10.48
2.00% to 2.99%	16,452	19.43	294,699,275.43	19.15
3.00% to 3.99%	13,500	15.95	277,588,226.41	18.04
4.00% to 4.99%	9,739	11.50	196,805,685.06	12.79
5.00% to 5.99%	4,653	5.50	100,827,275.48	6.55
6.00% to 6.99%	2,053	2.43	43,730,081.00	2.84
7.00% to 7.99%	747	0.88	14,153,137.01	0.92
8.00% to 8.99%	268	0.32	4,574,304.01	0.30
9.00% to 9.99%	74	0.09	539,530.34	0.04
10.00% to 10.99%	18	0.02	125,023.06	0.01
11.00% to 11.99%	12	0.01	62,888.93	0.00[5]
12.00% to 12.99%	6	0.01	24,168.78	0.00[5]
13.00% to 13.99%	2	0.00[5]	5,414.93	0.00[5]
14.00% to 14.99%	1	0.00[5]	11,733.47	0.00[5]
Totals[2]	84,653	100.00%	$1,538,537,837.70	100.00%

---

[1] The aggregate principal balance and each of the other characteristics set forth herein for the NAROT 2015-A transaction are based on the pool of receivables as of the Statistical Cut-off Date. The characteristics of the pool of receivables as of the Cut-off Date varied somewhat from the characteristics as of the Statistical Cut-off Date, but the variance was not material.

[2] Dollar amounts and percentages may not add to the total or to 100.00%, respectively, due to rounding.

[3] Geographic distribution of the receivables which represent greater than 5% of the aggregate principal balance as of the statistical cut-off date.

[4] In October 2001, NMAC changed its underwriting standards for retail customers by migrating to the generic auto "Beacon Score Card," which use algorithms developed by Fair, Isaac & Company, or FICO, to assess credit risk. See "The Receivables — Underwriting Procedures" in the accompanying Prospectus.

[5] Less than 0.005% but greater than 0.000%.

NAROT 2009-1

Pool Factor[(1)(2)(3)]



(Number of months since closing)

2009-1 Assumption   2009-1 Pool Factor

[(1)]   Prepayment assumption based on 1.3% ABS speed. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

[(2)]   Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus Supplement under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

[(3)]   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above chart. For more information regarding calculation of Pool Factor, you should refer to "Pool Factors and Trading Information" in this Prospectus.

NAROT 2009-A

Pool Factor[1][2][3]



(Number of months since closing)

2009-A Assumption   2009-A Pool Factor

---

[1]   Prepayment assumption based on 1.3% ABS speed. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

[2]   Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus Supplement under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

[3]   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above chart. For more information regarding calculation of Pool Factor, you should refer to "Pool Factors and Trading Information" in this Prospectus.

NAROT 2010-A

Pool Factor[(1)(2)(3)]



(Number of months since closing)

2010-A Assumption   2010-A Pool Factor

---

(1)   Prepayment assumption based on 1.3% ABS speed. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

(2)   Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus Supplement under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(3)   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above chart. For more information regarding calculation of Pool Factor, you should refer to "Pool Factors and Trading Information" in this Prospectus.

NAROT 2011-A

Pool Factor[1][2][3]



(Number of months since closing)

—— 2011-A Assumption   —■— 2011-A Pool Factor

---

[1]   Prepayment assumption based on 1.3% ABS speed. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

[2]   Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus Supplement under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

[3]   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above chart. For more information regarding calculation of Pool Factor, you should refer to "Pool Factors and Trading Information" in this Prospectus.

NAROT 2011-B

Pool Factor[(1)(2)(3)]



(Number of months since closing)

2011-B Assumption   2011-B Pool Factor

---

(1)   Prepayment assumption based on 1.3% ABS speed. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

(2)   Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus Supplement under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(3)   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above chart. For more information regarding calculation of Pool Factor, you should refer to "Pool Factors and Trading Information" in this Prospectus.

NAROT 2012-A

Pool Factor(1)(2)(3)



(Number of months since closing)

2012-A Assumption   2012-A Pool Factor

(1) Prepayment assumption based on 1.3% ABS speed. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

(2) Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus Supplement under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(3) Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above chart. For more information regarding calculation of Pool Factor, you should refer to "Pool Factors and Trading Information" in this Prospectus.

NAROT 2012-B

Pool Factor[1][2][3]



(Number of months since closing)

2012-B Assumption   2012-B Pool Factor

---

[1] Prepayment assumption based on 1.3% ABS speed. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

[2] Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus Supplement under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

[3] Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above chart. For more information regarding calculation of Pool Factor, you should refer to "Pool Factors and Trading Information" in this Prospectus.

NAROT 2013-A

Pool Factor[1][2][3]



(Number of months since closing)

2013-A Assumption   2013-A Pool Factor

(1) Prepayment assumption based on 1.3% ABS speed. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

(2) Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus Supplement under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(3) Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above chart. For more information regarding calculation of Pool Factor, you should refer to "Pool Factors and Trading Information" in this Prospectus.

NAROT 2013-B

Pool Factor(1)(2)(3)



(Number of months since closing)

2013-B Assumption   2013-B Pool Factor

(1) Prepayment assumption based on 1.3% ABS speed. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

(2) Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus Supplement under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(3) Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above chart. For more information regarding calculation of Pool Factor, you should refer to "Pool Factors and Trading Information" in this Prospectus.

NAROT 2013-C

Pool Factor[1][2][3]



(1) Prepayment assumption based on 1.3% ABS speed. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

(2) Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus Supplement under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(3) Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above chart. For more information regarding calculation of Pool Factor, you should refer to "Pool Factors and Trading Information" in this Prospectus.

NAROT 2014-A

Pool Factor[1][2][3]



(1) Prepayment assumption based on 1.3% ABS speed. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

(2) Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus Supplement under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(3) Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above chart. For more information regarding calculation of Pool Factor, you should refer to "Pool Factors and Trading Information" in this Prospectus.

NAROT 2014-B

Pool Factor[1][2][3]



(Number of months since closing)



------

[1] Prepayment assumption based on 1.3% ABS speed. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

[2] Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus Supplement under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

[3] Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above chart. For more information regarding calculation of Pool Factor, you should refer to "Pool Factors and Trading Information" in this Prospectus.

Prepayment Speeds

Set forth below is historical minimum, maximum and average prepayment speed information based on one month ABS speed aggregated for all included series for each month following each such series issuance for as long as such series remains outstanding. For more information regarding the prepayment assumption model, you should refer to "Weighted Average Life of the Notes" in this Prospectus.

Monthly Prepayment Speed[1][2]



(Number of months since closing)

_____

[1]   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. The data used to complete the information reflected with respect to later months is based on less than all series listed because more recently issued series will only be reflected to the extent of their current number of months outstanding and earlier issued series may have amortized more quickly than the number of months reflected on the above graph.

[2]   Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

[3]   Period average for each month is based on the sum of the actual ABS prepayment speeds for all series outstanding in such month divided by the total number of series outstanding in such month.

NAROT 2009-1 and 2009-A

61+ Days Delinquency as a Percentage of Outstanding Pool Balance



(Number of months since closing)

2009-1   2009-A

---

(1)   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(2)   An account is considered delinquent if 20% or more of the scheduled payment is 15 days past due. See "Prepayments, Delinquencies, Repossessions and Net Losses — Delinquency, Repossession and Credit Loss Information" in this Prospectus.

NAROT 2010-A

61+ Days Delinquency as a Percentage of Outstanding Pool Balance



(Number of months since closing)

[legend] "2010-A"

---

(1) Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(2) An account is considered delinquent if 20% or more of the scheduled payment is 15 days past due. See "Prepayments, Delinquencies, Repossessions and Net Losses — Delinquency, Repossession and Credit Loss Information" in this Prospectus.

NAROT 2011-A and 2011-B

61+ Days Delinquency as a Percentage of Outstanding Pool Balance



(Number of months since closing)

| "2011-A" | "2011-B" |

---

(1) Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(2) An account is considered delinquent if 20% or more of the scheduled payment is 15 days past due. See "Prepayments, Delinquencies, Repossessions and Net Losses — Delinquency, Repossession and Credit Loss Information" in this Prospectus.

NAROT 2012-A and 2012-B

61+ Days Delinquency as a Percentage of Outstanding Pool Balance



(Number of months since closing)

"2012-A"   "2012-B"

(1)   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(2)   An account is considered delinquent if 20% or more of the scheduled payment is 15 days past due. See "Prepayments, Delinquencies, Repossessions and Net Losses — Delinquency, Repossession and Credit Loss Information" in this Prospectus.

NAROT 2013-A, 2013-B, and 2013-C

61+ Days Delinquency as a Percentage of Outstanding Pool Balance



(Number of months since closing)

2013-A 2013-B 2013-C

---

(1) Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(2) An account is considered delinquent if 20% or more of the scheduled payment is 15 days past due. See "Prepayments, Delinquencies, Repossessions and Net Losses — Delinquency, Repossession and Credit Loss Information" in this Prospectus.

NAROT 2014-A and 2014-B

61+ Days Delinquency as a Percentage of Outstanding Pool Balance



(Number of months since closing)

2014-A   2014-B

---

(1)   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables." Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

(2)   An account is considered delinquent if 20% or more of the scheduled payment is 15 days past due. See "Prepayments, Delinquencies, Repossessions and Net Losses — Delinquency, Repossession and Credit Loss Information" in this Prospectus.

NAROT 2009-1 and 2009-A

Cumulative Net Credit Losses as a Percentage of Aggregate Principal Balance(1)



(Number of months since closing)

2009-1   2009-A

(1)   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables."
Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

NAROT 2010-A

Cumulative Net Credit Losses as a Percentage of Aggregate Principal Balance[1]



(Number of months since closing)

2010-A

---

[1]   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables."
Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

NAROT 2011-A and 2011-B

Cumulative Net Credit Losses as a Percentage of Aggregate Principal Balance[1]



(Number of months since closing)

2011-A   2011-B

---

[1] Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables."
Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

NAROT 2012-A and 2012-B

Cumulative Net Credit Losses as a Percentage of Aggregate Principal Balance[1]



(Number of months since closing)

2012-A ◆ 2012-B

[1] Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables."
Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

NAROT 2013-A, 2013-B, and 2013-C

Cumulative Net Credit Losses as a Percentage of Aggregate Principal Balance[1]



(Number of months since closing)

—◆— 2013-A   —■— 2013-B   —▲— 2013-C

---

[1]   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables."
Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

NAROT 2014-A and 2014-B

Cumulative Net Credit Losses as a Percentage of Aggregate Principal Balance(1)



(Number of months since closing)

---

(1)   Investors are encouraged to carefully review the information set forth under "Historical Pool Performance" beginning on page B-1 of this Prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the receivables for each of the series represented in the above graph beginning on page A-1 of this Prospectus under "— Characteristics of the Receivables."
Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the Receivables.

APPENDIX B

HISTORICAL POOL PERFORMANCE

Nissan Auto Receivables Owner Trust 2009-1

Historic Pool Performance

Month Count	Month	Beginning Pool Balance ($)	Ending Pool Balance ($)	Pool Factor	31-60 Day Delinquent (#)[1]	31-60 Day Delinquent ($)[1]	61-90 Day Delinquent (#)[1]	61-90 Day Delinquent ($)[1]	91-120+ Day Delinquent (#)[1]	91-120+ Day Delinquent ($)[1]
1	Feb-09	1,144,764,886.26	1,107,534,777.96	0.967478	0	0.00	0	0.00	0	0.00
2	Mar-09	1,107,534,777.96	1,067,071,366.43	0.932131	206	3,424,320.10	0	0.00	0	0.00
3	Apr-09	1,067,071,366.43	1,029,260,673.86	0.899102	159	2,619,657.75	40	671,288.69	0	0.00
4	May-09	1,029,260,673.86	994,710,109.82	0.868921	269	4,257,966.37	46	843,499.10	15	293,230.94
5	Jun-09	994,710,109.82	957,100,147.83	0.836067	236	3,566,143.97	58	937,430.86	13	199,917.38
6	Jul-09	957,100,147.83	920,332,416.40	0.803949	287	4,397,160.84	75	1,146,091.29	13	252,091.32
7	Aug-09	920,332,416.40	884,217,727.81	0.772401	332	4,930,067.49	91	1,413,936.51	16	245,435.33
8	Sep-09	884,217,727.81	849,931,898.87	0.742451	328	4,845,449.79	85	1,367,245.66	22	356,824.74
9	Oct-09	849,931,898.87	815,504,579.73	0.712377	395	5,545,424.10	74	1,102,125.98	21	366,678.44
10	Nov-09	815,504,579.73	782,561,973.24	0.683601	360	5,106,220.59	92	1,283,385.08	21	332,518.48
11	Dec-09	782,561,973.24	748,680,979.34	0.654004	427	5,933,428.08	104	1,598,481.21	25	424,422.97
12	Jan-10	748,680,979.34	716,863,798.33	0.626211	435	5,698,570.75	127	1,836,548.38	30	529,762.71
13	Feb-10	716,863,798.33	685,690,292.34	0.598979	355	4,467,188.15	86	1,320,733.79	31	422,822.84
14	Mar-10	685,690,292.34	648,595,031.24	0.566575	346	4,424,497.71	67	1,005,996.17	11	135,322.32
15	Apr-10	648,595,031.24	615,974,849.66	0.538080	315	3,750,088.23	68	1,014,988.28	17	242,635.04
16	May-10	615,974,849.66	586,221,154.36	0.512089	442	5,162,241.60	85	1,109,921.56	19	288,418.44
17	Jun-10	586,221,154.36	554,489,924.33	0.484370	387	4,638,992.64	91	1,177,572.65	20	282,817.13
18	Jul-10	554,489,924.33	524,902,662.89	0.458524	474	5,484,756.51	90	1,099,211.95	16	245,126.12
19	Aug-10	524,902,662.89	495,457,427.79	0.432803	442	4,711,100.98	101	1,175,869.84	20	269,547.50
20	Sep-10	495,457,427.79	467,504,717.41	0.408385	440	4,530,681.43	96	1,082,599.40	27	333,201.39
21	Oct-10	467,504,717.41	441,456,721.08	0.385631	484	5,099,773.20	125	1,326,948.08	19	178,813.46
22	Nov-10	441,456,721.08	416,032,347.94	0.363422	441	4,416,126.05	124	1,343,715.72	24	254,049.74
23	Dec-10	416,032,347.94	391,462,192.83	0.341959	480	4,702,340.23	109	1,113,755.62	25	277,693.99
24	Jan-11	391,462,192.83	367,030,626.49	0.320617	441	4,292,448.30	125	1,227,535.23	18	175,325.30
25	Feb-11	367,030,626.49	344,368,941.04	0.300821	392	3,729,632.60	104	969,099.66	13	131,637.11
26	Mar-11	344,368,941.04	318,609,065.35	0.278318	407	3,750,578.70	78	738,257.67	9	100,178.27
27	Apr-11	318,609,065.35	296,512,127.94	0.259016	387	3,541,376.39	90	728,490.60	13	125,904.29
28	May-11	296,512,127.94	274,905,607.94	0.240142	383	3,237,458.95	78	590,564.32	13	96,713.99
29	Jun-11	274,905,607.94	255,157,167.37	0.222890	364	2,971,325.39	78	582,005.51	17	174,062.07
30	Jul-11	255,157,167.37	237,089,536.10	0.207108	411	3,283,391.63	89	725,237.68	16	124,577.11
31	Aug-11	237,089,536.10	217,675,494.74	0.190149	333	2,573,748.36	96	745,272.04	14	132,633.91
32	Sep-11	217,675,494.74	200,325,252.45	0.174992	323	2,435,372.52	81	648,858.18	17	186,340.40
33	Oct-11	200,325,252.45	183,752,445.84	0.160515	381	2,864,653.43	79	501,099.60	14	108,716.48
34	Nov-11	183,752,445.84	168,360,356.56	0.147070	331	2,287,414.06	112	821,156.40	20	106,177.90
35	Dec-11	168,360,356.56	153,586,633.27	0.134164	384	2,550,277.54	82	585,328.49	29	238,627.95
36	Jan-12	153,586,633.27	139,156,493.19	0.121559	335	2,093,393.77	75	474,991.12	14	92,163.69
37	Feb-12	139,156,493.19	125,691,208.26	0.109797	284	1,669,115.75	54	322,031.68	10	73,195.40
38	Mar-12	125,691,208.26	111,941,170.85	0.097785	247	1,394,506.95	59	313,504.83	7	28,048.11
39	Apr-12	111,941,170.85	100,037,654.77	0.087387	240	1,325,453.48	55	289,825.68	10	44,370.70
40	May-12	100,037,654.77	88,584,798.40	0.077383	252	1,271,487.11	60	267,470.34	14	58,934.23
41	Jun-12	88,584,798.40	77,911,281.88	0.068059	287	1,303,881.74	68	309,719.78	12	44,330.07
42	Jul-12	77,911,281.88	0.00	0.000000	279	1,088,276.87	62	284,424.31	21	64,328.56

Nissan Auto Receivables Owner Trust 2009-1 — (Continued)

Month Count	Month	Total Delinquent (#)	Total Delinquent ($)	Total Delinquent % of End Balance	Monthly Defaulted Receivables ($)(2)	Net Liquidated Proceeds ($)(3)	Net Losses ($)(4)	Cumulative Net Losses ($)(4)	Cumulative Net Losses (%)(4)	Prepayments (1-Mo. ABS)(5)
1	Feb-09	0	0.00	0.00%	0.00	0.00	0.00	0.00	0.000%	1.04%
2	Mar-09	206	3,424,320.10	0.32%	0.00	0.00	0.00	0.00	0.000%	1.26%
3	Apr-09	199	3,290,946.44	0.32%	0.00	0.00	0.00	0.00	0.000%	1.14%
4	May-09	330	5,394,696.41	0.54%	536,028.90	0.00	536,028.90	536,028.90	0.047%	0.97%
5	Jun-09	307	4,703,492.21	0.49%	1,035,597.15	233,623.60	801,973.55	1,338,002.45	0.117%	1.19%
6	Jul-09	375	5,795,343.45	0.63%	925,558.00	410,530.40	515,027.60	1,853,030.05	0.162%	1.18%
7	Aug-09	439	6,589,439.33	0.75%	767,714.16	403,593.75	364,120.41	2,217,150.46	0.194%	1.17%
8	Sep-09	435	6,569,520.19	0.77%	894,685.27	401,570.04	493,115.23	2,710,265.69	0.237%	1.06%
9	Oct-09	490	7,014,228.52	0.86%	926,932.83	551,609.42	375,323.41	3,085,589.10	0.270%	1.18%
10	Nov-09	473	6,722,124.15	0.86%	919,037.42	317,538.82	601,498.60	3,687,087.70	0.322%	1.12%
11	Dec-09	556	7,956,332.26	1.06%	799,767.36	419,854.26	379,913.10	4,067,000.80	0.355%	1.22%
12	Jan-10	592	8,064,881.84	1.13%	809,584.77	507,024.92	302,559.85	4,369,560.65	0.382%	1.13%
13	Feb-10	472	6,210,744.78	0.91%	846,418.62	611,826.86	234,591.76	4,604,152.41	0.402%	1.16%
14	Mar-10	424	5,565,816.20	0.86%	832,078.16	535,626.37	296,451.79	4,900,604.20	0.428%	1.52%
15	Apr-10	400	5,007,711.55	0.81%	467,300.36	543,519.34	(76,218.98)	4,824,385.22	0.421%	1.34%
16	May-10	546	6,560,581.60	1.12%	513,182.34	469,887.97	43,294.37	4,867,679.59	0.425%	1.21%
17	Jun-10	498	6,099,382.42	1.10%	563,429.68	316,039.47	247,390.21	5,115,069.80	0.447%	1.37%
18	Jul-10	580	6,829,094.58	1.30%	509,374.22	326,569.61	182,804.61	5,297,874.41	0.463%	1.33%
19	Aug-10	563	6,156,518.32	1.24%	556,459.02	397,886.38	158,572.64	5,456,447.05	0.477%	1.36%
20	Sep-10	563	5,946,482.22	1.27%	440,380.84	333,821.40	106,559.44	5,563,006.49	0.486%	1.32%
21	Oct-10	628	6,605,534.74	1.50%	488,187.54	340,306.35	147,881.19	5,710,887.68	0.499%	1.25%
22	Nov-10	589	6,013,891.51	1.45%	385,771.53	329,267.67	56,503.86	5,767,391.54	0.504%	1.29%
23	Dec-10	614	6,093,789.84	1.56%	493,653.13	311,946.34	181,706.79	5,949,098.33	0.520%	1.27%
24	Jan-11	584	5,695,308.83	1.55%	368,089.11	346,759.87	21,329.24	5,970,427.57	0.522%	1.31%
25	Feb-11	509	4,830,369.37	1.40%	297,920.76	312,528.38	(14,607.62)	5,955,819.95	0.520%	1.24%
26	Mar-11	494	4,589,014.64	1.44%	300,767.17	259,231.47	41,535.70	5,997,355.65	0.524%	1.49%
27	Apr-11	490	4,395,771.28	1.48%	221,403.25	239,512.41	(18,109.16)	5,979,246.49	0.522%	1.34%
28	May-11	474	3,924,737.26	1.43%	235,394.37	280,327.36	(44,932.99)	5,934,313.50	0.518%	1.36%
29	Jun-11	459	3,727,392.97	1.46%	227,326.15	313,487.59	(86,161.44)	5,848,152.06	0.511%	1.28%
30	Jul-11	516	4,133,206.42	1.74%	243,283.64	241,982.43	1,301.21	5,849,453.27	0.511%	1.25%
31	Aug-11	443	3,451,654.31	1.59%	256,579.04	214,805.79	41,773.25	5,891,226.52	0.515%	1.38%
32	Sep-11	421	3,270,571.10	1.63%	229,509.43	239,838.26	(10,328.83)	5,880,897.69	0.514%	1.29%
33	Oct-11	474	3,474,469.51	1.89%	213,866.66	240,069.76	(26,203.10)	5,854,694.59	0.511%	1.29%
34	Nov-11	463	3,214,748.36	1.91%	218,124.28	143,691.23	74,433.05	5,929,127.64	0.518%	1.28%
35	Dec-11	495	3,374,233.98	2.20%	172,844.26	174,457.54	(1,613.28)	5,927,514.36	0.518%	1.28%
36	Jan-12	424	2,660,548.58	1.91%	286,378.37	145,033.34	141,345.03	6,068,859.39	0.530%	1.31%
37	Feb-12	348	2,064,342.83	1.64%	141,555.15	249,160.06	(107,604.91)	5,961,254.48	0.521%	1.32%
38	Mar-12	313	1,736,059.89	1.55%	131,997.53	170,057.13	(38,059.60)	5,923,194.88	0.517%	1.38%
39	Apr-12	305	1,659,649.86	1.66%	53,674.08	182,400.70	(128,726.62)	5,794,468.26	0.506%	1.31%
40	May-12	326	1,597,891.68	1.80%	57,357.56	164,608.26	(107,250.70)	5,687,217.56	0.497%	1.35%
41	Jun-12	367	1,657,931.59	2.13%	47,949.48	71,701.94	(23,752.46)	5,663,465.10	0.495%	1.35%
42	Jul-12	362	1,437,029.74	0.00%	97,385.11	132,209.72	(34,824.61)	5,628,640.49	0.492%	1.72%

Nissan Auto Receivables Owner Trust 2009-A

Historic Pool Performance

Month Count	Month	Beginning Pool Balance ($)	Ending Pool Balance ($)	Pool Factor	31-60 Day Delinquent (#)(1)	31-60 Day Delinquent ($)(1)	61-90 Day Delinquent (#)(1)	61-90 Day Delinquent ($)(1)	91-120+ Day Delinquent (#)(1)	91-120+ Day Delinquent ($)(1)
1	Mar-09	1,485,381,920.97	1,437,616,745.51	0.967843	0	0.00	0	0.00	0	0.00
2	Apr-09	1,437,616,745.51	1,400,328,944.68	0.942740	186	3,940,163.64	0	0.00	0	0.00
3	May-09	1,400,328,944.68	1,363,550,220.63	0.917980	366	7,730,600.95	46	997,230.46	0	0.00
4	Jun-09	1,363,550,220.63	1,323,565,814.46	0.891061	340	7,089,097.34	91	1,946,162.42	13	272,516.13
5	Jul-09	1,323,565,814.46	1,284,847,731.29	0.864995	405	7,956,689.84	91	2,012,502.68	25	600,568.31
6	Aug-09	1,284,847,731.29	1,244,034,251.01	0.837518	454	8,608,691.22	118	2,502,432.94	24	533,829.05
7	Sep-09	1,244,034,251.01	1,208,880,785.31	0.813852	437	8,619,806.97	128	2,409,676.81	33	680,524.39
8	Oct-09	1,208,880,785.31	1,172,744,590.91	0.789524	512	10,036,353.59	128	2,508,398.75	34	566,783.59
9	Nov-09	1,172,744,590.91	1,137,845,290.16	0.766029	548	10,741,065.15	145	2,761,631.11	29	546,403.12
10	Dec-09	1,137,845,290.16	1,102,179,993.90	0.742018	622	11,657,862.97	166	3,324,107.33	41	735,675.18
11	Jan-10	1,102,179,993.90	1,067,571,949.38	0.718719	628	11,843,817.62	181	3,559,755.32	53	1,042,138.68
12	Feb-10	1,067,571,949.38	1,033,435,988.24	0.695738	487	9,120,483.97	140	2,783,408.20	48	919,310.32
13	Mar-10	1,033,435,988.24	991,121,817.62	0.667250	504	9,173,548.29	116	2,246,037.44	22	460,222.72
14	Apr-10	991,121,817.62	953,993,020.03	0.642254	456	8,112,386.24	133	2,424,433.18	20	421,254.04
15	May-10	953,993,020.03	919,957,276.19	0.619341	671	11,915,297.09	148	2,571,740.04	44	741,992.18
16	Jun-10	919,957,276.19	881,172,531.65	0.593230	575	10,015,366.87	159	2,893,422.73	29	508,436.01
17	Jul-10	881,172,531.65	845,180,989.98	0.568999	668	11,328,726.68	158	2,721,476.31	33	686,984.59
18	Aug-10	845,180,989.98	808,774,881.43	0.544490	663	11,053,839.13	175	2,912,775.85	31	574,955.95
19	Sep-10	808,774,881.43	773,827,405.72	0.520962	627	10,094,719.31	175	2,890,857.04	40	685,414.51
20	Oct-10	773,827,405.72	739,792,810.42	0.498049	696	10,823,751.57	169	2,895,724.40	53	817,445.78
21	Nov-10	739,792,810.42	705,711,236.05	0.475104	642	9,818,852.52	172	2,718,628.46	41	698,894.43
22	Dec-10	705,711,236.05	673,095,421.92	0.453146	721	10,932,264.25	195	2,920,160.19	37	626,657.68
23	Jan-11	673,095,421.92	640,326,869.08	0.431086	683	10,280,160.46	159	2,280,745.38	42	658,944.54
24	Feb-11	640,326,869.08	610,655,625.78	0.411110	516	7,540,242.42	138	2,097,142.53	32	471,047.04
25	Mar-11	610,655,625.78	576,153,448.05	0.387882	599	8,518,116.58	92	1,350,673.88	20	377,904.97
26	Apr-11	576,153,448.05	546,884,826.15	0.368178	556	7,849,787.00	121	1,708,996.53	18	240,236.67
27	May-11	546,884,826.15	517,706,646.30	0.348534	598	8,053,126.71	135	1,952,799.28	23	280,369.66
28	Jun-11	517,706,646.30	488,764,045.69	0.329049	582	7,510,762.62	126	1,715,598.48	22	242,227.96
29	Jul-11	488,764,045.69	461,314,244.49	0.310569	624	7,772,203.84	144	1,868,348.53	20	261,393.69
30	Aug-11	461,314,244.49	433,003,254.09	0.291510	594	7,462,049.43	146	1,863,086.48	22	308,961.40
31	Sep-11	433,003,254.09	405,637,525.68	0.273086	550	6,682,256.08	142	1,789,253.68	31	390,757.88
32	Oct-11	405,637,525.68	380,224,152.29	0.255977	609	7,229,560.52	144	1,719,438.56	24	318,782.90
33	Nov-11	380,224,152.29	356,645,053.49	0.240103	559	6,290,214.61	149	1,787,858.53	25	359,853.86
34	Dec-11	356,645,053.49	333,314,503.27	0.224396	660	7,010,545.66	151	1,727,053.49	33	415,811.62
35	Jan-12	333,314,503.27	310,408,245.43	0.208975	604	6,451,170.10	144	1,467,949.73	21	300,280.31
36	Feb-12	310,408,245.43	289,642,323.76	0.194995	476	4,790,792.80	88	887,362.97	16	198,220.38
37	Mar-12	289,642,323.76	268,410,167.26	0.180701	506	4,957,488.81	76	755,407.81	9	111,241.76
38	Apr-12	268,410,167.26	249,228,150.22	0.167787	427	4,328,293.52	106	1,000,230.45	14	164,626.16
39	May-12	249,228,150.22	230,297,862.90	0.155043	492	4,422,380.68	100	891,092.18	18	169,480.31
40	Jun-12	230,297,862.90	211,843,461.33	0.142619	475	4,149,358.57	88	652,994.00	21	206,209.23
41	Jul-12	211,843,461.33	193,340,431.33	0.130162	488	4,095,545.41	104	857,722.85	21	116,295.16
42	Aug-12	193,340,431.33	175,734,959.77	0.118310	497	3,858,009.06	104	800,658.58	19	141,134.02
43	Sep-12	175,734,959.77	160,979,476.37	0.108376	558	4,188,022.83	116	893,961.15	21	153,210.59
44	Oct-12	160,979,476.37	145,112,956.23	0.097694	559	3,923,435.79	135	974,160.65	22	154,430.80
45	Nov-12	145,112,956.23	130,708,550.07	0.087997	569	3,811,975.93	145	974,302.77	24	135,449.19
46	Dec-12	130,708,550.07	117,343,477.46	0.078999	647	3,981,623.35	155	975,813.47	27	180,696.97
47	Jan-13	117,343,477.46	0.00	0.000000	560	3,254,001.73	163	980,909.99	33	160,663.10

Nissan Auto Receivables Owner Trust 2009-A — (Continued)

Month Count	Month	Total Delinquent (#)	Total Delinquent ($)	Total Delinquent % of End Balance	Monthly Defaulted Receivables ($)(2)	Net Liquidated Proceeds ($)(3)	Net Losses ($)(4)	Cumulative Net Losses ($)(4)	Cumulative Net Losses (%)(4)	Prepayments (1-Mo. ABS)(5)
1	Mar-09	0	0.00	0.00%	0.00	0.00	0.00	0.00	0.000%	1.37%
2	Apr-09	186	3,940,163.64	0.28%	0.00	0.00	0.00	0.00	0.000%	0.83%
3	May-09	412	8,727,831.41	0.64%	0.00	0.00	0.00	0.00	0.000%	0.82%
4	Jun-09	444	9,307,775.89	0.70%	947,120.16	0.00	947,120.16	947,120.16	0.064%	1.04%
5	Jul-09	521	10,569,760.83	0.82%	1,573,611.89	344,395.45	1,229,216.44	2,176,336.60	0.147%	0.99%
6	Aug-09	596	11,644,953.21	0.94%	2,263,358.05	642,233.50	1,621,124.55	3,797,461.15	0.256%	1.14%
7	Sep-09	598	11,710,008.17	0.97%	1,681,717.74	642,202.32	1,039,515.42	4,836,976.57	0.326%	0.83%
8	Oct-09	674	13,111,535.93	1.12%	2,182,223.12	1,097,444.27	1,084,778.85	5,921,755.42	0.399%	0.92%
9	Nov-09	722	14,049,099.38	1.23%	1,985,793.30	1,049,200.47	936,592.83	6,858,348.25	0.462%	0.90%
10	Dec-09	829	15,717,645.48	1.43%	1,658,635.33	800,008.14	858,627.19	7,716,975.44	0.520%	0.97%
11	Jan-10	862	16,445,711.62	1.54%	2,239,706.05	1,118,360.46	1,121,345.59	8,838,321.03	0.595%	0.93%
12	Feb-10	675	12,823,202.49	1.24%	2,266,198.13	1,249,416.44	1,016,781.69	9,855,102.72	0.663%	0.93%
13	Mar-10	642	11,879,808.45	1.20%	1,903,295.53	1,373,190.42	530,105.11	10,385,207.83	0.699%	1.42%
14	Apr-10	609	10,958,073.46	1.15%	1,848,716.82	1,356,452.75	492,264.07	10,877,471.90	0.732%	1.19%
15	May-10	863	15,229,029.31	1.66%	1,315,973.96	1,158,860.55	157,113.41	11,034,585.31	0.743%	1.03%
16	Jun-10	763	13,417,225.61	1.52%	1,435,419.43	924,229.09	511,190.34	11,545,775.65	0.777%	1.34%
17	Jul-10	859	14,737,187.58	1.74%	1,654,664.76	980,001.18	674,663.58	12,220,439.23	0.823%	1.23%
18	Aug-10	869	14,541,570.93	1.80%	1,348,889.85	1,131,812.84	217,077.01	12,437,516.24	0.837%	1.32%
19	Sep-10	842	13,670,990.86	1.77%	1,278,043.65	937,038.80	341,004.85	12,778,521.09	0.860%	1.28%
20	Oct-10	918	14,536,921.75	1.96%	1,078,188.16	747,091.61	331,096.55	13,109,617.64	0.883%	1.27%
21	Nov-10	855	13,236,375.41	1.88%	1,489,698.26	774,375.67	715,322.59	13,824,940.23	0.931%	1.31%
22	Dec-10	953	14,479,082.12	2.15%	1,547,811.98	826,861.15	720,950.83	14,545,891.06	0.979%	1.27%
23	Jan-11	884	13,219,850.38	2.06%	1,364,224.97	1,067,680.44	296,544.53	14,842,435.59	0.999%	1.31%
24	Feb-11	686	10,108,431.99	1.66%	992,111.81	988,605.99	3,505.82	14,845,941.41	0.999%	1.17%
25	Mar-11	711	10,246,695.43	1.78%	989,899.35	1,013,341.10	(23,441.75)	14,822,499.66	0.998%	1.50%
26	Apr-11	695	9,799,020.20	1.79%	925,205.58	602,337.16	322,868.42	15,145,368.08	1.020%	1.28%
27	May-11	756	10,286,295.65	1.99%	631,478.47	647,629.03	(16,150.56)	15,129,217.52	1.019%	1.31%
28	Jun-11	730	9,468,589.06	1.94%	769,499.48	690,985.62	78,513.86	15,207,731.38	1.024%	1.34%
29	Jul-11	788	9,901,946.06	2.15%	673,785.57	563,846.63	109,938.94	15,317,670.32	1.031%	1.30%
30	Aug-11	762	9,634,097.31	2.22%	634,007.61	584,003.99	50,003.62	15,367,673.94	1.035%	1.39%
31	Sep-11	723	8,862,267.64	2.18%	774,759.37	503,851.51	270,907.86	15,638,581.80	1.053%	1.41%
32	Oct-11	777	9,267,781.98	2.44%	647,227.54	591,334.43	55,893.11	15,694,474.91	1.057%	1.35%
33	Nov-11	733	8,437,927.00	2.37%	747,990.37	530,854.53	217,135.84	15,911,610.75	1.071%	1.28%
34	Dec-11	844	9,153,410.77	2.75%	598,740.60	469,970.07	128,770.53	16,040,381.28	1.080%	1.31%
35	Jan-12	769	8,219,400.14	2.65%	726,474.22	444,806.21	281,668.01	16,322,049.29	1.099%	1.33%
36	Feb-12	580	5,876,376.15	2.03%	402,234.14	438,476.10	(36,241.96)	16,285,807.33	1.096%	1.28%
37	Mar-12	591	5,824,138.38	2.17%	392,163.97	534,875.52	(142,711.55)	16,143,095.78	1.087%	1.35%
38	Apr-12	547	5,493,150.13	2.20%	252,640.55	352,044.28	(99,403.73)	16,043,692.05	1.080%	1.26%
39	May-12	610	5,482,953.17	2.38%	397,509.05	413,534.21	(16,025.16)	16,027,666.89	1.079%	1.29%
40	Jun-12	584	5,008,561.80	2.36%	245,400.54	428,633.57	(183,233.03)	15,844,433.86	1.067%	1.30%
41	Jul-12	613	5,069,563.42	2.62%	300,941.57	296,797.71	4,143.86	15,848,577.72	1.067%	1.38%
42	Aug-12	620	4,799,801.66	2.73%	300,216.54	298,343.96	1,872.58	15,850,450.30	1.067%	1.38%
43	Sep-12	695	5,235,194.57	3.25%	188,321.31	254,046.35	(65,725.04)	15,784,725.26	1.063%	1.23%
44	Oct-12	716	5,052,027.24	3.48%	168,861.17	239,455.53	(70,594.36)	15,714,130.90	1.058%	1.39%
45	Nov-12	738	4,921,727.89	3.77%	229,933.72	255,484.95	(25,551.23)	15,688,579.67	1.056%	1.35%
46	Dec-12	829	5,138,133.79	4.38%	203,514.69	191,694.52	11,820.17	15,700,399.84	1.057%	1.32%
47	Jan-13	756	4,395,574.82	0.00%	245,265.93	367,317.17	(122,051.24)	15,578,348.60	1.049%	1.82%

Nissan Auto Receivables Owner Trust 2010-A

Historic Pool Performance

Month Count	Month	Beginning Pool Balance ($)	Ending Pool Balance ($)	Pool Factor	31-60 Day Delinquent (#)[1]	31-60 Day Delinquent ($)[1]	61-90 Day Delinquent (#)[1]	61-90 Day Delinquent ($)[1]	91-120+ Day Delinquent (#)[1]	91-120+ Day Delinquent ($)[1]
1	Sep-10	1,359,221,770.11	1,310,427,544.33	0.964101	0	0.00	0	0.00	0	0.00
2	Oct-10	1,310,427,544.33	1,261,956,595.48	0.928441	0	0.00	0	0.00	0	0.00
3	Nov-10	1,261,956,595.48	1,221,019,469.88	0.898322	353	5,398,984.76	0	0.00	0	0.00
4	Dec-10	1,221,019,469.88	1,180,017,962.81	0.868157	522	7,841,287.77	74	1,102,303.11	1	22,667.59
5	Jan-11	1,180,017,962.81	1,138,714,394.47	0.837769	561	8,535,651.09	119	1,674,229.52	17	339,918.57
6	Feb-11	1,138,714,394.47	1,098,178,179.13	0.807946	492	7,391,915.22	79	1,166,657.45	21	340,985.72
7	Mar-11	1,098,178,179.13	1,051,457,432.09	0.773573	444	6,389,020.55	66	1,073,522.56	10	184,426.51
8	Apr-11	1,051,457,432.09	1,009,795,498.46	0.742922	473	6,664,116.66	86	1,236,767.79	11	183,807.80
9	May-11	1,009,795,498.46	967,624,269.49	0.711896	551	7,780,510.39	104	1,522,414.97	22	375,471.83
10	Jun-11	967,624,269.49	925,416,246.68	0.680843	495	6,813,079.75	97	1,221,533.31	28	518,926.55
11	Jul-11	925,416,246.68	885,629,136.61	0.651571	625	8,877,667.19	112	1,628,480.57	30	410,551.28
12	Aug-11	885,629,136.61	842,953,455.35	0.620174	596	8,592,526.03	132	1,667,946.28	24	436,262.00
13	Sep-11	842,953,455.35	802,516,673.57	0.590424	549	7,517,107.64	114	1,528,427.51	19	325,310.80
14	Oct-11	802,516,673.57	764,910,961.30	0.562757	613	8,231,370.04	127	1,624,234.55	29	493,686.05
15	Nov-11	764,910,961.30	729,640,455.38	0.536808	625	8,052,899.35	140	1,792,521.27	27	390,672.38
16	Dec-11	729,640,455.38	695,358,246.31	0.511586	706	8,953,627.74	143	1,936,031.75	20	250,539.27
17	Jan-12	695,358,246.31	659,756,975.26	0.485393	584	7,388,101.95	129	1,568,775.79	24	393,553.62
18	Feb-12	659,756,975.26	626,005,351.84	0.460562	463	5,547,886.84	90	972,377.44	16	196,423.40
19	Mar-12	626,005,351.84	591,266,573.47	0.435004	450	5,340,162.72	74	872,847.43	6	90,645.69
20	Apr-12	591,266,573.47	559,477,037.41	0.411616	408	4,747,760.57	86	887,874.36	15	196,748.84
21	May-12	559,477,037.41	527,567,200.85	0.388139	521	6,088,519.93	71	900,447.19	15	154,824.28
22	Jun-12	527,567,200.85	495,725,037.06	0.364712	513	5,559,525.82	80	970,227.74	14	188,794.91
23	Jul-12	495,725,037.06	463,449,476.05	0.340967	491	5,153,208.60	110	1,258,563.32	15	268,497.69
24	Aug-12	463,449,476.05	434,211,438.79	0.319456	522	5,107,845.63	118	1,266,340.19	20	225,566.74
25	Sep-12	434,211,438.79	409,502,633.17	0.301277	553	5,250,518.85	131	1,216,559.64	30	315,515.34
26	Oct-12	409,502,633.17	382,093,627.34	0.281112	535	5,045,521.55	119	1,084,372.28	22	178,825.25
27	Nov-12	382,093,627.34	357,968,751.29	0.263363	549	4,776,319.89	124	1,157,400.34	35	315,594.88
28	Dec-12	357,968,751.29	334,602,005.94	0.246172	659	5,710,988.90	137	1,225,327.49	32	236,357.35
29	Jan-13	334,602,005.94	311,060,353.84	0.228852	586	4,758,205.24	148	1,246,538.09	25	147,167.54
30	Feb-13	311,060,353.84	290,114,553.05	0.213442	469	3,760,586.44	127	994,248.97	24	176,156.56
31	Mar-13	290,114,553.05	268,638,166.86	0.197641	448	3,616,579.91	93	698,358.68	25	167,118.55
32	Apr-13	268,638,166.86	246,948,251.00	0.181684	372	2,952,474.63	104	822,559.15	8	78,751.05
33	May-13	246,948,251.00	227,101,973.68	0.167082	427	3,056,394.87	92	664,945.90	13	83,216.46
34	Jun-13	227,101,973.68	209,899,661.44	0.154426	469	3,332,003.69	100	713,712.20	19	102,749.49
35	Jul-13	209,899,661.44	191,155,701.29	0.140636	489	3,324,102.27	93	639,811.44	26	123,923.30
36	Aug-13	191,155,701.29	174,356,914.38	0.128277	465	3,177,688.10	141	850,773.48	22	109,934.17
37	Sep-13	174,356,914.38	158,684,405.20	0.116747	461	2,991,875.35	125	767,631.56	29	105,891.89
38	Oct-13	158,684,405.20	143,089,493.01	0.105273	454	2,815,549.15	127	673,195.56	31	117,284.66
39	Nov-13	143,089,493.01	129,589,152.22	0.095341	453	2,694,283.61	127	616,213.01	32	154,162.81
40	Dec-13	129,589,152.22	115,412,580.80	0.084911	522	3,053,774.41	128	628,699.52	36	139,553.03
41	Jan-14	115,412,580.80	101,737,039.97	0.074849	479	2,824,534.69	123	594,098.27	31	102,031.36
42	Feb-14	101,737,039.97	89,231,716.70	0.065649	382	1,964,938.27	91	449,218.89	32	140,775.97
43	Mar-14	89,231,716.70	76,437,666.60	0.056236	380	1,792,608.91	75	356,203.51	17	54,694.87
44	Apr-14	76,437,666.60	0.00	0.000000	336	1,582,808.70	72	315,884.69	19	80,084.11

Nissan Auto Receivables Owner Trust 2010-A — (Continued)

Month Count	Month	Total Delinquent (#)	Total Delinquent ($)	Total Delinquent % of End Balance	Monthly Defaulted Receivables ($)(2)	Net Liquidated Proceeds ($)(3)	Net Losses ($)(4)	Cumulative Net Losses ($)(4)	Cumulative Net Losses (%)(4)	Prepayments (1-Mo. ABS)(5)
1	Sep-10	0	0.00	0.00%	0.00	0.00	0.00	0.00	0.000%	1.39%
2	Oct-10	0	0.00	0.00%	0.00	0.00	0.00	0.00	0.000%	1.41%
3	Nov-10	353	5,398,984.76	0.44%	261,158.50	0.00	261,158.50	261,158.50	0.019%	1.10%
4	Dec-10	597	8,966,258.47	0.76%	750,291.75	118,975.83	631,315.92	892,474.42	0.066%	1.13%
5	Jan-11	697	10,549,799.18	0.93%	678,790.64	314,910.33	363,880.31	1,256,354.73	0.092%	1.15%
6	Feb-11	592	8,899,558.39	0.81%	1,187,882.13	273,671.30	914,210.83	2,170,565.56	0.160%	1.14%
7	Mar-11	520	7,646,969.62	0.73%	1,341,262.06	655,369.03	685,893.03	2,856,458.59	0.210%	1.48%
8	Apr-11	570	8,084,692.25	0.80%	950,226.82	860,752.57	89,474.25	2,945,932.84	0.217%	1.31%
9	May-11	677	9,678,397.19	1.00%	879,479.58	647,341.94	232,137.64	3,178,070.48	0.234%	1.37%
10	Jun-11	620	8,553,539.61	0.92%	1,323,118.31	595,310.22	727,808.09	3,905,878.57	0.287%	1.41%
11	Jul-11	767	10,916,699.04	1.23%	993,353.09	669,182.20	324,170.89	4,230,049.46	0.311%	1.34%
12	Aug-11	752	10,696,734.31	1.27%	999,585.18	593,868.35	405,716.83	4,635,766.29	0.341%	1.51%
13	Sep-11	682	9,370,845.95	1.17%	1,128,386.78	756,027.11	372,359.67	5,008,125.96	0.368%	1.45%
14	Oct-11	769	10,349,290.64	1.35%	995,345.82	612,327.28	383,018.54	5,391,144.50	0.397%	1.36%
15	Nov-11	792	10,236,093.00	1.40%	1,231,904.40	1,667,108.96	(435,204.56)	4,955,939.94	0.365%	1.28%
16	Dec-11	869	11,140,198.76	1.60%	808,299.40	791,204.59	17,094.81	4,973,034.75	0.366%	1.30%
17	Jan-12	737	9,350,431.36	1.42%	902,889.29	662,099.56	240,789.73	5,213,824.48	0.384%	1.40%
18	Feb-12	569	6,716,687.68	1.07%	861,222.84	644,757.74	216,465.10	5,430,289.58	0.400%	1.35%
19	Mar-12	530	6,303,655.84	1.07%	624,090.97	792,220.40	(168,129.43)	5,262,160.15	0.387%	1.44%
20	Apr-12	509	5,832,383.77	1.04%	305,144.05	535,739.01	(230,594.96)	5,031,565.19	0.370%	1.34%
21	May-12	607	7,143,791.40	1.35%	535,243.00	384,078.69	151,164.31	5,182,729.50	0.381%	1.39%
22	Jun-12	607	6,718,548.47	1.36%	520,501.15	264,995.15	255,506.00	5,438,235.50	0.400%	1.43%
23	Jul-12	616	6,680,269.61	1.44%	505,017.43	378,494.95	126,522.48	5,564,757.98	0.409%	1.49%
24	Aug-12	660	6,599,752.56	1.52%	629,373.77	386,700.24	242,673.53	5,807,431.51	0.427%	1.43%
25	Sep-12	714	6,782,593.83	1.66%	561,881.41	413,623.07	148,258.34	5,955,689.85	0.438%	1.21%
26	Oct-12	676	6,308,719.08	1.65%	663,053.17	392,488.04	270,565.13	6,226,254.98	0.458%	1.41%
27	Nov-12	708	6,249,315.11	1.75%	352,429.47	422,502.11	(70,072.64)	6,156,182.34	0.453%	1.27%
28	Dec-12	828	7,172,673.74	2.14%	404,713.91	246,010.18	158,703.73	6,314,886.07	0.465%	1.27%
29	Jan-13	759	6,151,910.87	1.98%	432,160.72	351,155.64	81,005.08	6,395,891.15	0.471%	1.33%
30	Feb-13	620	4,930,991.97	1.70%	315,550.12	270,185.55	45,364.57	6,441,255.72	0.474%	1.20%
31	Mar-13	566	4,482,057.14	1.67%	247,263.80	357,652.41	(110,388.61)	6,330,867.11	0.466%	1.32%
32	Apr-13	484	3,853,784.83	1.56%	261,882.67	292,039.69	(30,157.02)	6,300,710.09	0.464%	1.38%
33	May-13	532	3,804,557.23	1.68%	269,447.87	347,973.90	(78,526.03)	6,222,184.06	0.458%	1.32%
34	Jun-13	588	4,148,465.38	1.98%	184,440.91	163,304.21	21,136.70	6,243,320.76	0.459%	1.17%
35	Jul-13	608	4,087,837.01	2.14%	214,362.92	268,808.39	(54,445.47)	6,188,875.29	0.455%	1.34%
36	Aug-13	628	4,138,395.75	2.37%	199,097.14	214,405.05	(15,307.91)	6,173,567.38	0.454%	1.30%
37	Sep-13	615	3,865,398.80	2.44%	160,205.76	147,813.20	12,392.56	6,185,959.94	0.455%	1.27%
38	Oct-13	612	3,606,029.37	2.52%	241,145.76	211,398.36	29,747.40	6,215,707.34	0.457%	1.32%
39	Nov-13	612	3,464,659.43	2.67%	142,507.96	169,196.15	(26,688.19)	6,189,019.15	0.455%	1.19%
40	Dec-13	686	3,822,026.96	3.31%	147,801.01	146,307.93	1,493.08	6,190,512.23	0.455%	1.35%
41	Jan-14	633	3,520,664.32	3.46%	104,149.92	240,436.19	(136,286.27)	6,054,225.96	0.445%	1.37%
42	Feb-14	505	2,554,933.13	2.86%	84,455.38	222,059.88	(137,604.50)	5,916,621.46	0.435%	1.38%
43	Mar-14	472	2,203,507.29	2.88%	99,198.33	181,376.35	(82,178.02)	5,834,443.44	0.429%	1.44%
44	Apr-14	427	1,978,777.50	0.00%	78,210.84	137,200.61	(58,989.77)	5,775,453.67	0.425%	1.72%

Nissan Auto Receivables Owner Trust 2011-A

Historic Pool Performance

Month Count	Month	Beginning Pool Balance ($)	Ending Pool Balance ($)	Pool Factor	31-60 Day Delinquent (#)[1]	31-60 Day Delinquent ($)[1]	61-90 Day Delinquent (#)[1]	61-90 Day Delinquent ($)[1]	91-120+ Day Delinquent (#)[1]	91-120+ Day Delinquent ($)[1]
1	Apr-11	1,253,357,973.97	1,224,323,050.99	0.976834	136	2,876,613.32	2	60,936.49	0	0.00
2	May-11	1,224,323,050.99	1,193,238,420.86	0.952033	202	4,279,051.00	21	408,907.58	0	0.00
3	Jun-11	1,193,238,420.86	1,161,891,059.78	0.927023	192	3,934,116.22	50	1,068,130.57	5	84,759.05
4	Jul-11	1,161,891,059.78	1,130,731,066.22	0.902161	268	5,553,586.39	54	1,110,372.72	14	286,183.52
5	Aug-11	1,130,731,066.22	1,097,118,932.48	0.875344	254	5,046,445.19	51	1,042,176.48	13	214,031.76
6	Sep-11	1,097,118,932.48	1,065,104,220.46	0.849800	252	4,984,802.29	47	929,606.03	7	134,662.76
7	Oct-11	1,065,104,220.46	1,034,503,916.40	0.825386	330	6,519,948.79	56	1,223,545.02	7	159,068.09
8	Nov-11	1,034,503,916.40	1,003,368,365.33	0.800544	290	5,612,546.50	77	1,324,327.36	6	117,356.28
9	Dec-11	1,003,368,365.33	973,077,919.60	0.776377	385	7,441,184.06	92	1,660,356.09	9	156,517.43
10	Jan-12	973,077,919.60	939,715,910.28	0.749759	327	6,271,166.07	78	1,353,001.66	14	225,470.42
11	Feb-12	939,715,910.28	908,211,516.18	0.724623	251	4,656,859.16	50	937,971.73	14	216,717.64
12	Mar-12	908,211,516.18	874,630,612.01	0.697830	239	4,396,133.45	48	844,153.90	10	155,579.00
13	Apr-12	874,630,612.01	842,521,533.32	0.672211	242	4,477,787.92	50	908,737.66	12	171,413.09
14	May-12	842,521,533.32	810,292,671.21	0.646497	323	5,795,488.10	57	951,050.52	15	280,993.26
15	Jun-12	810,292,671.21	778,629,524.99	0.621235	290	5,047,033.08	69	1,161,272.48	12	171,130.44
16	Jul-12	778,629,524.99	746,370,677.59	0.595497	351	5,833,089.24	75	1,215,081.74	13	234,351.05
17	Aug-12	746,370,677.59	715,171,876.60	0.570605	340	5,479,010.64	84	1,431,303.43	17	254,390.86
18	Sep-12	715,171,876.60	687,093,183.24	0.548202	330	5,432,415.44	88	1,422,648.92	15	288,400.49
19	Oct-12	687,093,183.24	656,506,922.12	0.523798	337	5,422,347.37	68	1,025,790.67	20	302,645.69
20	Nov-12	656,506,922.12	627,966,777.63	0.501027	321	5,274,681.91	87	1,388,909.18	12	131,166.06
21	Dec-12	627,966,777.63	601,374,403.98	0.479811	405	6,377,488.85	102	1,586,765.30	17	308,986.00
22	Jan-13	601,374,403.98	571,612,091.62	0.456065	390	6,071,103.92	91	1,396,525.68	23	319,867.96
23	Feb-13	571,612,091.62	545,820,696.84	0.435487	287	4,512,226.18	78	1,161,951.92	11	140,895.30
24	Mar-13	545,820,696.84	519,118,040.13	0.414182	332	4,890,052.63	59	977,013.72	12	139,591.05
25	Apr-13	519,118,040.13	490,867,805.33	0.391642	252	3,584,361.31	73	1,095,865.22	9	121,111.34
26	May-13	490,867,805.33	464,560,479.28	0.370653	311	4,270,853.51	64	854,835.37	10	160,368.85
27	Jun-13	464,560,479.28	441,003,373.23	0.351857	304	4,080,733.94	80	1,114,397.60	13	123,829.66
28	Jul-13	441,003,373.23	416,005,924.86	0.331913	381	4,780,861.39	78	987,637.30	9	125,441.47
29	Aug-13	416,005,924.86	392,616,379.54	0.313252	376	4,942,798.04	87	1,012,700.00	16	220,315.80
30	Sep-13	392,616,379.54	371,375,313.61	0.296304	358	4,551,432.68	84	1,079,403.32	22	230,056.41
31	Oct-13	371,375,313.61	349,519,248.38	0.278866	377	4,586,868.07	86	1,056,903.09	10	138,412.68
32	Nov-13	349,519,248.38	330,647,643.72	0.263809	347	4,045,252.77	108	1,356,031.83	16	170,753.32
33	Dec-13	330,647,643.72	310,963,032.03	0.248104	403	4,676,044.84	104	1,148,041.85	28	355,124.32
34	Jan-14	310,963,032.03	290,856,917.27	0.232062	344	3,799,941.69	95	1,067,837.48	22	228,275.14
35	Feb-14	290,856,917.27	273,766,893.13	0.218427	291	3,084,324.72	63	707,764.89	14	154,590.74
36	Mar-14	273,766,893.13	255,357,827.99	0.203739	302	3,124,619.41	55	530,265.99	10	122,879.29
37	Apr-14	255,357,827.99	237,649,029.46	0.189610	268	2,887,550.48	70	633,744.56	10	60,853.23
38	May-14	237,649,029.46	221,134,651.94	0.176434	315	3,058,683.88	60	574,763.79	16	140,648.71
39	Jun-14	221,134,651.94	204,805,959.63	0.163406	295	2,731,737.83	80	727,657.97	8	73,219.75
40	Jul-14	204,805,959.63	188,711,351.22	0.150565	322	2,888,473.36	69	555,889.92	19	155,197.73
41	Aug-14	188,711,351.22	174,229,243.68	0.139010	320	2,808,437.94	81	633,065.33	16	103,715.99
42	Sep-14	174,229,243.68	159,404,315.62	0.127182	268	2,272,654.75	55	445,686.48	23	144,446.75
43	Oct-14	159,404,315.62	145,423,834.25	0.116027	319	2,519,283.80	54	344,023.14	14	114,909.88
44	Nov-14	145,423,834.25	133,583,627.31	0.106581	293	2,254,136.01	83	597,720.28	17	98,657.55
45	Dec-14	133,583,627.31	120,122,889.46	0.095841	312	2,195,302.21	69	504,087.21	23	117,641.81
46	Jan-15	120,122,889.46	107,687,050.80	0.085919	310	2,077,563.65	78	540,253.60	13	70,184.51
47	Feb-15	107,687,050.80	96,188,355.01	0.076745	237	1,444,341.29	62	389,638.44	16	100,452.30
48	Mar-15	96,188,355.01	83,211,120.70	0.066391	224	1,267,246.07	38	204,531.13	5	28,018.37

Nissan Auto Receivables Owner Trust 2011-A — (Continued)

Month Count	Month	Total Delinquent (#)	Total Delinquent ($)	Total Delinquent % of End Balance	Monthly Defaulted Receivables ($)[2]	Net Liquidated Proceeds ($)[3]	Net Losses ($)[4]	Cumulative Net Losses ($)[4]	Cumulative Net Losses (%)[4]	Prepayments (1-Mo. ABS)[5]
1	Apr-11	138	2,937,549.81	0.24%	236,783.89	0.00	236,783.89	236,783.89	0.019%	0.62%
2	May-11	223	4,687,958.58	0.39%	329,723.52	141,291.90	188,431.62	425,215.51	0.034%	0.79%
3	Jun-11	247	5,087,005.84	0.44%	647,429.47	113,962.32	533,467.15	958,682.66	0.076%	0.83%
4	Jul-11	336	6,950,142.63	0.61%	746,770.99	333,559.16	413,211.83	1,371,894.49	0.109%	0.84%
5	Aug-11	318	6,302,653.43	0.57%	940,137.26	450,646.15	489,491.11	1,861,385.60	0.149%	1.04%
6	Sep-11	306	6,049,071.08	0.57%	862,955.30	478,188.55	384,766.75	2,246,152.35	0.179%	0.96%
7	Oct-11	393	7,902,561.90	0.76%	680,958.05	606,083.00	74,875.05	2,321,027.40	0.185%	0.88%
8	Nov-11	373	7,054,230.14	0.70%	967,923.05	345,141.57	622,781.48	2,943,808.88	0.235%	0.95%
9	Dec-11	486	9,258,057.58	0.95%	931,187.71	482,167.15	449,020.56	3,392,829.44	0.271%	0.92%
10	Jan-12	419	7,849,638.15	0.84%	860,466.07	1,338,045.45	(477,579.38)	2,915,250.06	0.233%	1.17%
11	Feb-12	315	5,811,548.53	0.64%	553,312.10	512,577.41	40,734.69	2,955,984.75	0.236%	1.07%
12	Mar-12	297	5,395,866.35	0.62%	695,259.50	408,275.44	286,984.06	3,242,968.81	0.259%	1.25%
13	Apr-12	304	5,557,938.67	0.66%	634,234.14	427,433.05	206,801.09	3,449,769.90	0.275%	1.19%
14	May-12	395	7,027,531.88	0.87%	582,467.42	443,794.01	138,673.41	3,588,443.31	0.286%	1.27%
15	Jun-12	371	6,379,436.00	0.82%	618,165.38	275,738.98	342,426.40	3,930,869.71	0.314%	1.27%
16	Jul-12	439	7,282,522.03	0.98%	664,116.10	460,844.48	203,271.62	4,134,141.33	0.330%	1.34%
17	Aug-12	441	7,164,704.93	1.00%	613,969.17	462,795.98	151,173.19	4,285,314.52	0.342%	1.32%
18	Sep-12	433	7,143,464.85	1.04%	762,190.25	342,943.57	419,246.68	4,704,561.20	0.375%	1.14%
19	Oct-12	425	6,750,783.73	1.03%	521,378.92	502,060.79	19,318.13	4,723,879.33	0.377%	1.35%
20	Nov-12	420	6,794,757.15	1.08%	494,890.96	235,784.22	259,106.74	4,982,986.07	0.398%	1.26%
21	Dec-12	524	8,273,240.15	1.38%	589,058.20	195,576.98	393,481.22	5,376,467.29	0.429%	1.16%
22	Jan-13	504	7,787,497.56	1.36%	717,735.85	432,080.69	285,655.16	5,662,122.45	0.452%	1.41%
23	Feb-13	376	5,815,073.40	1.07%	553,449.02	291,856.67	261,592.35	5,923,714.80	0.473%	1.19%
24	Mar-13	403	6,006,657.40	1.16%	383,880.89	422,326.33	(38,445.44)	5,885,269.36	0.470%	1.29%
25	Apr-13	334	4,801,337.87	0.98%	335,760.35	391,971.98	(56,211.63)	5,829,057.73	0.465%	1.44%
26	May-13	385	5,286,057.73	1.14%	396,915.93	437,971.39	(41,055.46)	5,788,002.27	0.462%	1.39%
27	Jun-13	397	5,318,961.20	1.21%	343,954.78	265,492.75	78,462.03	5,866,464.30	0.468%	1.24%
28	Jul-13	468	5,893,940.16	1.42%	379,851.45	223,894.31	155,957.14	6,022,421.44	0.481%	1.39%
29	Aug-13	479	6,175,813.84	1.57%	304,938.89	354,557.86	(49,618.97)	5,972,802.47	0.477%	1.32%
30	Sep-13	464	5,860,892.41	1.58%	344,519.66	172,749.79	171,769.87	6,144,572.34	0.490%	1.21%
31	Oct-13	473	5,782,183.84	1.65%	430,195.68	170,391.70	259,803.98	6,404,376.32	0.511%	1.30%
32	Nov-13	471	5,572,037.92	1.69%	253,347.11	274,044.52	(20,697.41)	6,383,678.91	0.509%	1.09%
33	Dec-13	535	6,179,211.01	1.99%	372,918.06	142,426.56	230,491.50	6,614,170.41	0.528%	1.21%
34	Jan-14	461	5,096,054.31	1.75%	449,379.98	297,418.23	151,961.75	6,766,132.16	0.540%	1.29%
35	Feb-14	368	3,946,680.35	1.44%	292,848.44	271,465.68	21,382.76	6,787,514.92	0.542%	1.06%
36	Mar-14	367	3,777,764.69	1.48%	279,874.97	378,952.96	(99,077.99)	6,688,436.93	0.534%	1.28%
37	Apr-14	348	3,582,148.27	1.51%	187,087.60	262,940.71	(75,853.11)	6,612,583.82	0.528%	1.27%
38	May-14	391	3,774,096.38	1.71%	112,021.37	194,022.02	(82,000.65)	6,530,583.17	0.521%	1.22%
39	Jun-14	383	3,532,615.55	1.72%	110,366.91	119,355.42	(8,988.51)	6,521,594.66	0.520%	1.25%
40	Jul-14	410	3,599,561.01	1.91%	166,486.68	217,537.71	(51,051.03)	6,470,543.63	0.516%	1.28%
41	Aug-14	417	3,545,219.26	2.03%	117,474.38	160,951.32	(43,476.94)	6,427,066.69	0.513%	1.18%
42	Sep-14	346	2,862,787.98	1.80%	127,922.23	100,238.72	27,683.51	6,454,750.20	0.515%	1.27%
43	Oct-14	387	2,978,216.82	2.05%	98,434.12	113,115.25	(14,681.13)	6,440,069.07	0.514%	1.29%
44	Nov-14	393	2,950,513.84	2.21%	115,708.07	125,830.18	(10,122.11)	6,429,946.96	0.513%	1.11%
45	Dec-14	404	2,817,031.23	2.35%	134,535.67	124,811.03	9,724.64	6,439,671.60	0.514%	1.34%
46	Jan-15	401	2,688,001.76	2.50%	140,920.31	148,717.79	(7,797.48)	6,431,874.12	0.513%	1.30%
47	Feb-15	315	1,934,432.03	2.01%	79,252.61	133,418.51	(54,165.90)	6,377,708.22	0.509%	1.32%
48	Mar-15	267	1,499,795.57	1.80%	348,249.02	130,103.12	218,145.90	6,595,854.12	0.526%	1.46%

Nissan Auto Receivables Owner Trust 2011-B

Historic Pool Performance

Month Count	Month	Beginning Pool Balance ($)	Ending Pool Balance ($)	Pool Factor	31-60 Day Delinquent (#)[1]	31-60 Day Delinquent ($)[1]	61-90 Day Delinquent (#)[1]	61-90 Day Delinquent ($)[1]	91-120+ Day Delinquent (#)[1]	91-120+ Day Delinquent ($)[1]
1	Nov-11	1,302,083,350.29	1,266,681,984.52	0.972812	194	3,818,109.18	0	0.00	0	0.00
2	Dec-11	1,266,681,984.52	1,229,590,405.11	0.944325	297	5,810,974.62	32	597,780.16	0	0.00
3	Jan-12	1,229,590,405.11	1,189,926,499.59	0.913864	312	5,835,256.84	37	665,535.00	12	213,759.77
4	Feb-12	1,189,926,499.59	1,152,513,543.32	0.885130	230	3,932,616.58	33	631,043.28	7	139,175.45
5	Mar-12	1,152,513,543.32	1,111,790,944.63	0.853855	212	3,494,576.57	35	599,089.15	6	103,074.10
6	Apr-12	1,111,790,944.63	1,073,534,403.82	0.824474	236	3,893,318.24	43	748,493.25	10	170,938.65
7	May-12	1,073,534,403.82	1,034,989,304.75	0.794872	278	4,749,000.45	60	1,090,604.87	8	133,411.01
8	Jun-12	1,034,989,304.75	997,315,628.93	0.765938	269	4,463,133.55	43	718,765.25	8	126,017.26
9	Jul-12	997,315,628.93	958,189,449.82	0.735889	289	4,695,226.89	56	954,151.82	10	163,116.23
10	Aug-12	958,189,449.82	920,176,625.71	0.706696	347	5,630,453.77	50	848,664.64	13	249,576.33
11	Sep-12	920,176,625.71	886,251,032.47	0.680641	343	5,449,382.59	88	1,348,413.34	11	166,844.15
12	Oct-12	886,251,032.47	849,740,030.13	0.652600	379	5,847,369.31	77	1,137,192.80	23	352,857.16
13	Nov-12	849,740,030.13	815,263,487.38	0.626122	370	5,680,253.68	103	1,466,115.92	15	211,012.53
14	Dec-12	815,263,487.38	782,096,173.07	0.600650	438	6,561,065.78	90	1,372,633.81	28	413,832.42
15	Jan-13	782,096,173.07	747,325,062.99	0.573946	422	5,975,370.63	93	1,286,201.00	19	258,194.56
16	Feb-13	747,325,062.99	715,385,588.47	0.549416	352	5,065,560.64	88	1,252,855.44	20	272,429.52
17	Mar-13	715,385,588.47	682,504,199.59	0.524163	381	5,085,668.93	75	1,059,051.81	14	211,632.87
18	Apr-13	682,504,199.59	648,560,430.53	0.498094	308	4,125,959.30	73	1,052,358.13	11	168,697.55
19	May-13	648,560,430.53	615,190,954.08	0.472467	349	4,543,214.20	80	987,356.60	15	189,712.71
20	Jun-13	615,190,954.08	585,819,482.06	0.449909	358	4,505,918.03	103	1,304,174.65	17	195,206.36
21	Jul-13	585,819,482.06	554,181,044.19	0.425611	411	5,354,021.69	85	940,454.39	22	227,915.25
22	Aug-13	554,181,044.19	524,902,655.34	0.403125	414	5,346,266.28	103	1,218,030.16	16	191,532.90
23	Sep-13	524,902,655.34	496,756,198.75	0.381509	380	4,708,400.13	94	1,226,081.34	20	213,915.00
24	Oct-13	496,756,198.75	469,149,853.26	0.360307	405	4,875,938.66	87	1,087,155.92	26	351,232.99
25	Nov-13	469,149,853.26	444,801,106.37	0.341607	401	4,555,532.70	102	1,216,568.93	14	166,359.24
26	Dec-13	444,801,106.37	419,626,027.02	0.322273	448	5,069,605.85	114	1,322,839.75	23	284,936.78
27	Jan-14	419,626,027.02	394,481,039.18	0.302961	412	4,424,416.48	94	998,476.93	22	260,997.55
28	Feb-14	394,481,039.18	372,645,092.80	0.286191	330	3,301,166.57	75	798,173.70	11	83,900.92
29	Mar-14	372,645,092.80	348,815,376.17	0.267890	344	3,473,672.48	73	760,846.83	8	39,178.00
30	Apr-14	348,815,376.17	326,647,986.88	0.250866	271	2,734,350.88	87	948,017.49	9	77,125.19
31	May-14	326,647,986.88	305,443,044.65	0.234580	327	3,124,530.52	70	791,264.28	15	152,478.19
32	Jun-14	305,443,044.65	284,825,651.09	0.218746	312	2,804,938.68	77	752,122.84	8	79,235.77
33	Jul-14	284,825,651.09	264,538,973.52	0.203166	349	3,004,765.90	75	686,984.16	12	122,989.48
34	Aug-14	264,538,973.52	245,707,783.05	0.188704	371	3,096,350.99	87	716,648.51	13	104,109.15
35	Sep-14	245,707,783.05	226,309,934.16	0.173806	334	2,719,773.50	83	677,162.80	17	140,390.01
36	Oct-14	226,309,934.16	208,371,913.43	0.160030	344	2,472,668.21	69	476,890.27	14	94,535.17
37	Nov-14	208,371,913.43	193,461,439.94	0.148578	368	2,598,403.83	83	579,897.53	13	75,687.35
38	Dec-14	193,461,439.94	176,390,949.07	0.135468	382	2,643,280.91	84	548,984.65	17	62,743.06
39	Jan-15	176,390,949.07	160,695,982.97	0.123415	346	2,322,479.25	89	530,271.97	15	66,860.97
40	Feb-15	160,695,982.97	146,498,473.12	0.112511	287	1,821,968.79	80	484,201.43	23	108,317.87
41	Mar-15	146,498,473.12	130,713,628.29	0.100388	278	1,671,673.23	58	324,088.54	11	58,835.21

Nissan Auto Receivables Owner Trust 2011-B — (Continued)

Month Count	Month	Total Delinquent (#)	Total Delinquent ($)	Total Delinquent % of End Balance	Monthly Defaulted Receivables ($)(2)	Net Liquidated Proceeds ($)(3)	Net Losses ($)(4)	Cumulative Net Losses ($)(4)	Cumulative Net Losses (%)(4)	Prepayments (1-Mo. ABS)(5)
1	Nov-11	194	3,818,109.18	0.30%	176,163.60	0.00	176,163.60	176,163.60	0.014%	0.80%
2	Dec-11	329	6,408,754.78	0.52%	327,919.46	71,944.20	255,975.26	432,138.86	0.033%	0.94%
3	Jan-12	361	6,714,551.61	0.56%	556,903.90	204,380.47	352,523.43	784,662.29	0.060%	1.15%
4	Feb-12	270	4,702,835.31	0.41%	685,038.02	240,035.36	445,002.66	1,229,664.95	0.094%	1.05%
5	Mar-12	253	4,196,739.82	0.38%	831,283.78	323,815.30	507,468.48	1,737,133.43	0.133%	1.28%
6	Apr-12	289	4,812,750.14	0.45%	561,900.45	453,403.33	108,497.12	1,845,630.55	0.142%	1.18%
7	May-12	346	5,973,016.33	0.58%	605,098.30	401,992.75	203,105.55	2,048,736.10	0.157%	1.23%
8	Jun-12	320	5,307,916.06	0.53%	840,881.30	319,182.32	521,698.98	2,570,435.08	0.197%	1.22%
9	Jul-12	355	5,812,494.94	0.61%	591,258.76	59,969.60	531,289.16	2,630,404.68	0.202%	1.34%
10	Aug-12	410	6,728,694.74	0.73%	725,018.27	425,410.06	299,608.21	2,930,012.89	0.225%	1.32%
11	Sep-12	442	6,964,640.08	0.79%	657,648.87	451,683.01	205,965.86	3,135,978.75	0.241%	1.11%
12	Oct-12	479	7,337,419.27	0.86%	634,175.19	370,173.52	264,001.67	3,399,980.42	0.261%	1.33%
13	Nov-12	488	7,357,382.13	0.90%	840,637.67	380,416.86	460,220.81	3,860,201.23	0.296%	1.25%
14	Dec-12	556	8,347,532.01	1.07%	617,707.73	317,884.15	299,823.58	4,160,024.81	0.319%	1.21%
15	Jan-13	534	7,519,766.19	1.01%	814,445.20	508,667.57	305,777.63	4,465,802.44	0.343%	1.35%
16	Feb-13	460	6,590,845.60	0.92%	550,916.46	292,416.09	258,500.37	4,724,302.81	0.363%	1.22%
17	Mar-13	470	6,356,353.61	0.93%	529,667.97	522,877.87	6,790.10	4,731,092.91	0.363%	1.32%
18	Apr-13	392	5,347,014.98	0.82%	502,040.75	492,004.99	10,035.76	4,741,128.67	0.364%	1.42%
19	May-13	444	5,720,283.51	0.93%	563,107.23	390,248.96	172,858.27	4,913,986.94	0.377%	1.43%
20	Jun-13	478	6,005,299.04	1.03%	443,541.62	315,137.15	128,404.47	5,042,391.41	0.387%	1.28%
21	Jul-13	518	6,522,391.33	1.18%	437,694.60	318,924.37	118,770.23	5,161,161.64	0.396%	1.45%
22	Aug-13	533	6,755,829.34	1.29%	357,957.40	445,182.57	(87,225.17)	5,073,936.47	0.390%	1.37%
23	Sep-13	494	6,148,396.47	1.24%	447,230.64	159,281.35	287,949.29	5,361,885.76	0.412%	1.34%
24	Oct-13	518	6,314,327.57	1.35%	432,265.02	267,859.83	164,405.19	5,526,290.95	0.424%	1.35%
25	Nov-13	517	5,938,460.87	1.34%	567,423.11	242,309.18	325,113.93	5,851,404.88	0.449%	1.18%
26	Dec-13	585	6,677,382.38	1.59%	323,819.01	260,863.29	62,955.72	5,914,360.60	0.454%	1.29%
27	Jan-14	528	5,683,890.96	1.44%	428,616.29	474,424.10	(45,807.81)	5,868,552.79	0.451%	1.36%
28	Feb-14	416	4,183,241.19	1.12%	245,494.92	281,017.33	(35,522.41)	5,833,030.38	0.448%	1.18%
29	Mar-14	425	4,273,697.31	1.23%	256,919.85	338,293.65	(81,373.80)	5,751,656.58	0.442%	1.36%
30	Apr-14	367	3,759,493.56	1.15%	117,376.06	195,672.15	(78,296.09)	5,673,360.49	0.436%	1.30%
31	May-14	412	4,068,272.99	1.33%	189,615.87	223,244.99	(33,629.12)	5,639,731.37	0.433%	1.28%
32	Jun-14	397	3,636,297.29	1.28%	205,968.22	144,053.85	61,914.37	5,701,645.74	0.438%	1.29%
33	Jul-14	436	3,814,739.54	1.44%	154,555.85	187,029.98	(32,474.13)	5,669,171.61	0.435%	1.34%
34	Aug-14	471	3,917,108.65	1.59%	153,949.25	154,261.47	(312.22)	5,668,859.39	0.435%	1.29%
35	Sep-14	434	3,537,326.31	1.56%	77,137.99	164,669.52	(87,531.53)	5,581,327.86	0.429%	1.38%
36	Oct-14	427	3,044,093.65	1.46%	273,101.24	187,210.46	85,890.78	5,667,218.64	0.435%	1.33%
37	Nov-14	464	3,253,988.71	1.68%	133,121.89	139,774.03	(6,652.14)	5,660,566.50	0.435%	1.17%
38	Dec-14	483	3,255,008.62	1.85%	61,066.18	115,264.07	(54,197.89)	5,606,368.61	0.431%	1.38%
39	Jan-15	450	2,919,612.19	1.82%	96,537.15	142,485.78	(45,948.63)	5,560,419.98	0.427%	1.34%
40	Feb-15	390	2,414,488.09	1.65%	95,342.50	108,625.47	(13,282.97)	5,547,137.01	0.426%	1.32%
41	Mar-15	347	2,054,596.98	1.57%	265,738.39	212,278.09	53,460.30	5,600,597.31	0.430%	1.45%

Nissan Auto Receivables Owner Trust 2012-A

Historic Pool Performance

Month Count	Month	Beginning Pool Balance ($)	Ending Pool Balance ($)	Pool Factor	31-60 Day Delinquent (#)[1]	31-60 Day Delinquent ($)[1]	61-90 Day Delinquent (#)[1]	61-90 Day Delinquent ($)[1]	91-120+ Day Delinquent (#)[1]	91-120+ Day Delinquent ($)[1]
1	Feb-12	1,604,911,045.79	1,560,936,144.91	0.972600	120	2,717,435.54	1	24,280.87	0	0.00
2	Mar-12	1,560,936,144.91	1,512,743,661.32	0.942572	146	2,919,506.65	12	263,277.08	0	0.00
3	Apr-12	1,512,743,661.32	1,467,249,311.41	0.914225	175	3,587,983.54	22	397,656.80	5	99,712.08
4	May-12	1,467,249,311.41	1,420,885,538.65	0.885336	224	4,362,221.67	31	644,115.87	8	135,157.06
5	Jun-12	1,420,885,538.65	1,375,299,586.28	0.856932	228	4,287,375.41	42	956,181.25	8	136,992.27
6	Jul-12	1,375,299,586.28	1,329,192,306.88	0.828203	285	5,239,467.71	53	971,164.28	13	282,481.34
7	Aug-12	1,329,192,306.88	1,284,769,160.57	0.800524	285	5,511,798.44	60	1,133,824.31	12	166,634.70
8	Sep-12	1,284,769,160.57	1,246,040,431.65	0.776392	324	6,078,635.68	89	1,655,444.02	12	262,411.56
9	Oct-12	1,246,040,431.65	1,201,129,971.42	0.748409	336	6,470,883.48	80	1,469,648.54	22	325,918.27
10	Nov-12	1,201,129,971.42	1,160,868,207.03	0.723322	338	6,308,676.88	94	1,796,613.52	20	376,599.40
11	Dec-12	1,160,868,207.03	1,121,124,083.19	0.698558	462	8,682,370.00	85	1,572,687.13	28	530,043.95
12	Jan-13	1,121,124,083.19	1,077,758,763.07	0.671538	371	6,791,750.60	97	1,625,214.89	12	184,584.45
13	Feb-13	1,077,758,763.07	1,038,990,222.50	0.647382	351	6,251,450.90	75	1,246,410.63	21	314,234.53
14	Mar-13	1,038,990,222.50	997,808,932.82	0.621722	371	6,350,335.16	80	1,438,985.71	13	192,698.98
15	Apr-13	997,808,932.82	954,767,543.53	0.594904	271	4,536,474.78	79	1,315,492.27	19	300,375.86
16	May-13	954,767,543.53	912,938,776.71	0.568841	338	5,455,252.77	75	1,278,699.06	31	493,315.51
17	Jun-13	912,938,776.71	875,252,826.16	0.545359	363	5,807,391.66	96	1,593,188.31	30	539,597.85
18	Jul-13	875,252,826.16	835,020,547.12	0.520291	380	5,979,047.03	89	1,353,726.21	23	397,023.81
19	Aug-13	835,020,547.12	796,731,955.57	0.496434	418	6,708,478.54	101	1,548,357.99	20	358,852.04
20	Sep-13	796,731,955.57	760,418,076.00	0.473807	402	6,100,505.85	91	1,572,472.25	22	300,161.64
21	Oct-13	760,418,076.00	724,448,933.76	0.451395	395	6,046,021.83	83	1,208,878.48	20	403,355.67
22	Nov-13	724,448,933.76	691,893,393.15	0.431110	395	5,723,931.27	104	1,563,938.98	17	221,706.38
23	Dec-13	691,893,393.15	658,764,585.18	0.410468	452	6,450,089.91	107	1,549,600.50	25	364,388.45
24	Jan-14	658,764,585.18	623,604,329.89	0.388560	414	5,945,994.68	106	1,435,664.76	22	301,643.15
25	Feb-14	623,604,329.89	592,799,876.64	0.369366	311	4,329,248.78	71	1,026,187.85	20	215,556.07
26	Mar-14	592,799,876.64	560,430,432.24	0.349197	321	4,341,207.91	60	803,885.69	12	136,461.59
27	Apr-14	560,430,432.24	529,066,151.13	0.329655	307	3,937,306.09	71	993,561.59	10	133,508.42
28	May-14	529,066,151.13	499,213,508.42	0.311054	385	4,830,215.36	57	716,546.61	18	261,518.39
29	Jun-14	499,213,508.42	470,375,237.05	0.293085	360	4,351,960.06	76	1,020,783.93	15	219,577.21
30	Jul-14	470,375,237.05	441,554,240.11	0.275127	417	4,664,295.40	87	1,123,087.13	12	140,659.33
31	Aug-14	441,554,240.11	416,651,454.62	0.259610	404	4,381,886.06	116	1,285,718.36	20	227,610.99
32	Sep-14	416,651,454.62	391,136,665.67	0.243712	379	4,185,274.27	84	844,437.26	27	200,512.05
33	Oct-14	391,136,665.67	366,581,239.18	0.228412	381	4,075,170.60	70	737,196.66	24	161,660.39
34	Nov-14	366,581,239.18	345,488,800.62	0.215270	396	4,001,961.06	106	1,072,585.13	19	174,706.68
35	Dec-14	345,488,800.62	322,457,655.39	0.200919	418	4,239,243.24	86	866,707.33	29	328,016.72
36	Jan-15	322,457,655.39	300,427,149.60	0.187192	366	3,566,535.20	107	1,033,881.06	14	118,074.01
37	Feb-15	300,427,149.60	280,966,554.05	0.175067	294	2,704,887.31	76	766,535.67	18	169,438.21
38	Mar-15	280,966,554.05	257,396,567.95	0.160381	288	2,596,299.01	61	583,097.63	5	36,960.48

Nissan Auto Receivables Owner Trust 2012-A — (Continued)

Month Count	Month	Total Delinquent (#)	Total Delinquent ($)	Total Delinquent % of End Balance	Monthly Defaulted Receivables ($)(2)	Net Liquidated Proceeds ($)(3)	Net Losses ($)(4)	Cumulative Net Losses ($)(4)	Cumulative Net Losses (%)(4)	Prepayments (1-Mo. ABS)(5)
1	Feb-12	121	2,741,716.41	0.18%	195,407.03	0.00	195,407.03	195,407.03	0.012%	0.93%
2	Mar-12	158	3,182,783.73	0.21%	639,933.04	59,500.00	580,433.04	775,840.07	0.048%	1.18%
3	Apr-12	202	4,085,352.42	0.28%	566,428.92	355,719.93	210,708.99	986,549.06	0.061%	1.08%
4	May-12	263	5,141,494.60	0.36%	657,981.38	251,145.67	406,835.71	1,393,384.77	0.087%	1.16%
5	Jun-12	278	5,380,548.93	0.39%	1,095,909.31	527,382.47	568,526.84	1,961,911.61	0.122%	1.15%
6	Jul-12	351	6,493,113.33	0.49%	794,037.56	440,531.59	353,505.97	2,315,417.58	0.144%	1.21%
7	Aug-12	357	6,812,257.45	0.53%	1,126,535.51	623,403.21	503,132.30	2,818,549.88	0.176%	1.16%
8	Sep-12	425	7,996,491.26	0.64%	882,003.67	475,126.82	406,876.85	3,225,426.73	0.201%	0.91%
9	Oct-12	438	8,266,450.29	0.69%	1,428,883.88	575,100.30	853,783.58	4,079,210.31	0.254%	1.28%
10	Nov-12	452	8,481,889.80	0.73%	817,140.66	781,003.74	36,136.92	4,115,347.23	0.256%	1.07%
11	Dec-12	575	10,785,101.08	0.96%	868,222.71	360,887.06	507,335.65	4,622,682.88	0.288%	1.07%
12	Jan-13	480	8,601,549.94	0.80%	1,370,402.87	709,978.86	660,424.01	5,283,106.89	0.329%	1.30%
13	Feb-13	447	7,812,096.06	0.75%	625,231.63	415,298.40	209,933.23	5,493,040.12	0.342%	1.09%
14	Mar-13	464	7,982,019.85	0.80%	624,444.94	539,582.35	84,862.59	5,577,902.71	0.348%	1.26%
15	Apr-13	369	6,152,342.91	0.64%	630,054.91	742,368.11	(112,313.20)	5,465,589.51	0.341%	1.40%
16	May-13	444	7,227,267.34	0.79%	647,619.51	478,329.33	169,290.18	5,634,879.69	0.351%	1.38%
17	Jun-13	489	7,940,177.82	0.91%	613,752.43	414,425.22	199,327.21	5,834,206.90	0.364%	1.21%
18	Jul-13	492	7,729,797.05	0.93%	803,034.83	272,186.08	530,848.75	6,365,055.65	0.397%	1.38%
19	Aug-13	539	8,615,688.57	1.08%	646,782.22	415,249.75	231,532.47	6,596,588.12	0.411%	1.36%
20	Sep-13	515	7,973,139.74	1.05%	731,811.96	461,947.39	269,864.57	6,866,452.69	0.428%	1.30%
21	Oct-13	498	7,658,255.98	1.06%	617,913.34	366,130.11	251,783.23	7,118,235.92	0.444%	1.33%
22	Nov-13	516	7,509,576.63	1.09%	826,519.90	416,637.81	409,882.09	7,528,118.01	0.469%	1.18%
23	Dec-13	584	8,364,078.86	1.27%	503,311.14	419,319.17	83,991.97	7,612,109.98	0.474%	1.25%
24	Jan-14	542	7,683,302.59	1.23%	542,378.41	517,408.19	24,970.22	7,637,080.20	0.476%	1.40%
25	Feb-14	402	5,570,992.70	0.94%	396,518.76	432,071.09	(35,552.33)	7,601,527.87	0.474%	1.21%
26	Mar-14	393	5,281,555.19	0.94%	325,741.10	492,580.84	(166,839.74)	7,434,688.13	0.463%	1.34%
27	Apr-14	388	5,064,376.10	0.96%	330,223.13	294,575.32	35,647.81	7,470,335.94	0.465%	1.37%
28	May-14	460	5,808,280.36	1.16%	356,017.43	278,933.70	77,083.73	7,547,419.67	0.470%	1.33%
29	Jun-14	451	5,592,321.20	1.19%	334,637.16	214,820.75	119,816.41	7,667,236.08	0.478%	1.32%
30	Jul-14	516	5,928,041.86	1.34%	316,747.56	308,665.15	8,082.41	7,675,318.49	0.478%	1.36%
31	Aug-14	540	5,895,215.41	1.41%	288,584.85	209,697.10	78,887.75	7,754,206.24	0.483%	1.17%
32	Sep-14	490	5,230,223.58	1.34%	333,035.26	158,026.14	175,009.12	7,929,215.36	0.494%	1.26%
33	Oct-14	475	4,974,027.65	1.36%	285,371.44	244,010.44	41,361.00	7,970,576.36	0.497%	1.24%
34	Nov-14	521	5,249,252.87	1.52%	178,444.25	203,514.62	(25,070.37)	7,945,505.99	0.495%	1.02%
35	Dec-14	533	5,433,967.29	1.69%	200,159.49	247,994.12	(47,834.63)	7,897,671.36	0.492%	1.27%
36	Jan-15	487	4,718,490.27	1.57%	228,817.40	197,428.48	31,388.92	7,929,060.28	0.494%	1.25%
37	Feb-15	388	3,640,861.19	1.30%	109,160.51	211,139.61	(101,979.10)	7,827,081.18	0.488%	1.10%
38	Mar-15	354	3,216,357.12	1.25%	529,304.40	213,787.97	315,516.43	8,142,597.61	0.507%	1.42%

Nissan Auto Receivables Owner Trust 2012-B

Historic Pool Performance

Month Count	Month	Beginning Pool Balance ($)	Ending Pool Balance ($)	Pool Factor	31-60 Day Delinquent (#)[1]	31-60 Day Delinquent ($)[1]	61-90 Day Delinquent (#)[1]	61-90 Day Delinquent ($)[1]	91-120+ Day Delinquent (#)[1]	91-120+ Day Delinquent ($)[1]
1	Aug-12	1,458,333,333.33	1,405,543,236.30	0.963801	216	4,087,411.01	1	7,673.91	0	0.00
2	Sep-12	1,405,543,236.30	1,359,323,842.49	0.932108	318	5,841,936.57	42	764,267.96	0	0.00
3	Oct-12	1,359,323,842.49	1,309,040,978.31	0.897628	365	6,221,492.58	42	801,470.33	10	177,827.73
4	Nov-12	1,309,040,978.31	1,261,926,725.80	0.865321	343	5,945,785.30	69	1,182,445.27	18	305,128.11
5	Dec-12	1,261,926,725.80	1,216,845,061.96	0.834408	511	8,867,866.72	75	1,197,123.75	26	360,582.65
6	Jan-13	1,216,845,061.96	1,168,802,954.81	0.801465	468	7,949,849.53	95	1,619,220.16	17	305,556.84
7	Feb-13	1,168,802,954.81	1,124,531,549.63	0.771107	409	6,797,881.44	81	1,325,935.32	18	219,406.65
8	Mar-13	1,124,531,549.63	1,078,295,491.64	0.739403	415	6,825,414.60	68	1,190,091.99	12	174,913.32
9	Apr-13	1,078,295,491.64	1,029,711,051.44	0.706088	359	5,845,293.35	73	1,177,823.74	7	111,195.68
10	May-13	1,029,711,051.44	984,829,132.42	0.675311	365	5,779,664.04	69	997,941.84	20	336,252.09
11	Jun-13	984,829,132.42	944,570,072.70	0.647705	438	6,821,626.88	83	1,322,219.63	18	246,900.14
12	Jul-13	944,570,072.70	901,731,918.19	0.618330	475	7,490,978.43	95	1,609,383.17	9	129,834.49
13	Aug-13	901,731,918.19	861,401,282.73	0.590675	499	7,579,003.03	114	1,843,990.29	16	287,883.61
14	Sep-13	861,401,282.73	824,040,384.63	0.565056	487	7,316,493.89	136	2,023,083.26	23	356,109.82
15	Oct-13	824,040,384.63	786,818,378.60	0.539533	493	7,298,420.96	117	1,739,121.36	34	498,741.86
16	Nov-13	786,818,378.60	754,010,100.99	0.517035	512	7,303,669.21	134	1,964,781.34	31	440,180.93
17	Dec-13	754,010,100.99	718,626,275.13	0.492772	601	8,661,609.30	124	1,746,534.46	32	469,898.57
18	Jan-14	718,626,275.13	683,273,437.86	0.468530	508	7,131,993.72	130	1,767,948.71	26	344,626.70
19	Feb-14	683,273,437.86	650,988,373.75	0.446392	415	5,582,665.28	92	1,203,837.82	14	158,108.78
20	Mar-14	650,988,373.75	617,748,326.32	0.423599	411	5,496,241.10	94	1,295,245.43	20	227,572.52
21	Apr-14	617,748,326.32	585,593,853.36	0.401550	388	5,040,601.11	82	1,157,554.70	13	193,111.35
22	May-14	585,593,853.36	554,560,209.61	0.380270	458	5,834,946.39	92	1,131,323.77	17	270,119.35
23	Jun-14	554,560,209.61	524,528,702.83	0.359677	457	5,355,658.03	104	1,418,349.32	14	180,152.75
24	Jul-14	524,528,702.83	495,320,842.64	0.339649	462	5,514,533.15	104	1,120,303.84	30	462,103.67
25	Aug-14	495,320,842.64	468,841,927.09	0.321492	480	5,217,124.94	128	1,483,891.18	28	337,712.44
26	Sep-14	468,841,927.09	441,864,650.52	0.302993	433	4,715,405.17	103	1,135,179.63	35	468,681.09
27	Oct-14	441,864,650.52	415,456,774.41	0.284885	468	5,020,755.23	97	1,004,640.49	24	309,482.38
28	Nov-14	415,456,774.41	393,497,601.00	0.269827	495	4,903,171.31	117	1,196,321.80	19	165,658.18
29	Dec-14	393,497,601.00	368,167,177.02	0.252457	502	4,820,292.35	137	1,296,557.48	33	346,603.77
30	Jan-15	368,167,177.02	344,072,141.33	0.235935	517	4,741,340.17	131	1,250,198.66	19	187,574.63
31	Feb-15	344,072,141.33	323,019,487.77	0.221499	433	4,040,548.12	86	784,843.49	16	120,971.69
32	Mar-15	323,019,487.77	298,956,674.01	0.204999	380	3,251,977.06	76	677,878.05	10	76,340.99

Nissan Auto Receivables Owner Trust 2012-B — (Continued)

Month Count	Month	Total Delinquent (#)	Total Delinquent ($)	Total Delinquent % of End Balance	Monthly Defaulted Receivables ($)(2)	Net Liquidated Proceeds ($)(3)	Net Losses ($)(4)	Cumulative Net Losses ($)(4)	Cumulative Net Losses (%)(4)	Prepayments (1-Mo. ABS)(5)
1	Aug-12	217	4,095,084.92	0.29%	202,533.82	0.00	202,533.82	202,533.82	0.014%	1.46%
2	Sep-12	360	6,606,204.53	0.49%	499,206.26	101,972.26	397,234.00	599,767.82	0.041%	1.20%
3	Oct-12	417	7,200,790.64	0.55%	844,809.28	255,451.96	589,357.32	1,189,125.14	0.082%	1.44%
4	Nov-12	430	7,433,358.68	0.59%	738,289.91	409,036.49	329,253.42	1,518,378.56	0.104%	1.33%
5	Dec-12	612	10,425,573.12	0.86%	856,645.01	263,194.67	593,450.34	2,111,828.90	0.145%	1.27%
6	Jan-13	580	9,874,626.53	0.84%	816,674.12	621,492.82	195,181.30	2,307,010.20	0.158%	1.45%
7	Feb-13	508	8,343,223.41	0.74%	869,980.92	234,833.78	635,147.14	2,942,157.34	0.202%	1.34%
8	Mar-13	495	8,190,419.91	0.76%	673,532.91	371,578.17	301,954.74	3,244,112.08	0.222%	1.47%
9	Apr-13	439	7,134,312.77	0.69%	930,821.69	884,370.10	46,451.59	3,290,563.67	0.226%	1.62%
10	May-13	454	7,113,857.97	0.72%	449,087.22	588,328.78	(139,241.56)	3,151,322.11	0.216%	1.50%
11	Jun-13	539	8,390,746.65	0.89%	702,961.63	242,810.66	460,150.97	3,611,473.08	0.248%	1.35%
12	Jul-13	579	9,230,196.09	1.02%	646,253.36	304,108.01	342,145.35	3,953,618.43	0.271%	1.51%
13	Aug-13	629	9,710,876.93	1.13%	557,541.89	479,978.24	77,563.65	4,031,182.08	0.276%	1.44%
14	Sep-13	646	9,695,686.97	1.18%	832,510.13	437,303.47	395,206.66	4,426,388.74	0.304%	1.33%
15	Oct-13	644	9,536,284.18	1.21%	969,997.90	350,142.03	619,855.87	5,046,244.61	0.346%	1.36%
16	Nov-13	677	9,708,631.48	1.29%	680,303.92	469,114.66	211,189.26	5,257,433.87	0.361%	1.19%
17	Dec-13	757	10,878,042.33	1.51%	809,307.93	441,730.62	367,577.31	5,625,011.18	0.386%	1.37%
18	Jan-14	664	9,244,569.13	1.35%	667,034.34	469,334.11	197,700.23	5,822,711.41	0.399%	1.41%
19	Feb-14	521	6,944,611.88	1.07%	636,647.05	485,509.49	151,137.56	5,973,848.97	0.410%	1.29%
20	Mar-14	525	7,019,059.05	1.14%	409,848.37	484,239.15	(74,390.78)	5,899,458.19	0.405%	1.38%
21	Apr-14	483	6,391,267.16	1.09%	604,175.46	349,036.05	255,139.41	6,154,597.60	0.422%	1.40%
22	May-14	567	7,236,389.51	1.30%	430,315.36	426,204.23	4,111.13	6,158,708.73	0.422%	1.38%
23	Jun-14	575	6,954,160.10	1.33%	392,026.43	292,000.21	100,026.22	6,258,734.95	0.429%	1.37%
24	Jul-14	596	7,096,940.66	1.43%	329,348.50	311,473.66	17,874.84	6,276,609.79	0.430%	1.37%
25	Aug-14	636	7,038,728.56	1.50%	379,408.82	200,475.05	178,933.77	6,455,543.56	0.443%	1.26%
26	Sep-14	571	6,319,265.89	1.43%	375,886.34	227,294.99	148,591.35	6,604,134.91	0.453%	1.36%
27	Oct-14	589	6,334,878.10	1.52%	459,972.91	257,256.76	202,716.15	6,806,851.06	0.467%	1.37%
28	Nov-14	631	6,265,151.29	1.59%	455,743.85	245,497.41	210,246.44	7,017,097.50	0.481%	1.13%
29	Dec-14	672	6,463,453.60	1.76%	225,492.42	284,611.81	(59,119.39)	6,957,978.11	0.477%	1.38%
30	Jan-15	667	6,179,113.46	1.80%	431,250.61	261,830.29	169,420.32	7,127,398.43	0.489%	1.38%
31	Feb-15	535	4,946,363.30	1.53%	188,064.00	219,692.23	(31,628.23)	7,095,770.20	0.487%	1.25%
31	Mar-15	466	4,006,196.10	1.34%	502,780.60	212,960.01	289,820.59	7,385,590.79	0.506%	1.45%

Nissan Auto Receivables Owner Trust 2013-A

Historic Pool Performance

Month Count	Month	Beginning Pool Balance ($)	Ending Pool Balance ($)	Pool Factor	31-60 Day Delinquent (#)[1]	31-60 Day Delinquent ($)[1]	61-90 Day Delinquent (#)[1]	61-90 Day Delinquent ($)[1]	91-120+ Day Delinquent (#)[1]	91-120+ Day Delinquent ($)[1]
1	Jan-13	1,420,618,040.38	1,367,888,179.25	0.962882	147	3,146,985.83	0	0.00	0	0.00
2	Feb-13	1,367,888,179.25	1,320,985,696.37	0.929867	159	3,292,432.67	20	478,414.92	0	0.00
3	Mar-13	1,320,985,696.37	1,273,059,713.47	0.896131	185	3,428,536.04	37	921,586.50	2	60,327.99
4	Apr-13	1,273,059,713.47	1,224,282,991.98	0.861796	166	3,430,056.69	40	784,474.46	7	236,662.08
5	May-13	1,224,282,991.98	1,179,885,430.60	0.830544	198	3,549,150.85	40	823,458.30	12	247,362.87
6	Jun-13	1,179,885,430.60	1,140,314,312.51	0.802689	241	4,613,378.24	58	1,040,930.17	11	171,640.20
7	Jul-13	1,140,314,312.51	1,097,685,384.03	0.772682	253	4,721,050.53	68	1,213,956.28	13	248,633.53
8	Aug-13	1,097,685,384.03	1,056,739,596.19	0.743859	282	5,227,596.66	53	1,090,711.23	15	241,016.46
9	Sep-13	1,056,739,596.19	1,017,459,452.59	0.716209	276	5,077,569.34	71	1,261,874.55	13	261,158.39
10	Oct-13	1,017,459,452.59	978,550,152.66	0.688820	284	5,300,278.80	61	1,027,334.45	13	209,612.66
11	Nov-13	978,550,152.66	944,274,153.46	0.664692	298	5,367,478.76	78	1,489,022.40	16	261,148.65
12	Dec-13	944,274,153.46	907,996,051.27	0.639156	313	5,417,756.46	89	1,673,112.96	28	439,665.44
13	Jan-14	907,996,051.27	870,448,559.36	0.612725	311	5,480,037.46	75	1,350,224.10	12	206,122.39
14	Feb-14	870,448,559.36	837,385,380.96	0.589451	227	3,971,424.71	61	1,036,970.46	19	329,773.45
15	Mar-14	837,385,380.96	800,823,209.87	0.563715	232	3,865,108.25	42	788,037.06	8	77,235.07
16	Apr-14	800,823,209.87	765,256,476.73	0.538679	231	3,907,161.44	62	992,737.57	8	108,189.62
17	May-14	765,256,476.73	731,055,852.62	0.514604	258	4,053,263.08	54	987,294.38	18	288,814.32
18	Jun-14	731,055,852.62	697,570,047.28	0.491033	301	4,946,350.33	66	1,049,571.71	12	219,427.55
19	Jul-14	697,570,047.28	664,128,349.33	0.467493	317	4,972,523.45	75	1,223,855.91	13	223,094.18
20	Aug-14	664,128,349.33	633,360,907.80	0.445835	334	5,045,693.26	68	1,064,292.75	22	354,014.05
21	Sep-14	633,360,907.80	601,538,969.12	0.423435	263	4,034,860.74	71	1,121,707.72	12	195,750.12
22	Oct-14	601,538,969.12	571,699,027.78	0.402430	297	4,362,487.50	56	769,149.69	9	150,171.46
23	Nov-14	571,699,027.78	547,244,233.54	0.385216	327	4,612,412.08	81	1,123,321.33	13	219,250.34
24	Dec-14	547,244,233.54	519,694,156.90	0.365823	365	4,776,579.36	83	1,219,260.64	20	263,851.81
25	Jan-15	519,694,156.90	492,991,619.06	0.347026	337	4,357,788.27	88	1,089,202.60	18	276,568.39
26	Feb-15	492,991,619.06	470,138,897.28	0.330940	244	3,136,042.54	76	991,864.50	15	187,686.28
27	Mar-15	470,138,897.28	443,244,620.66	0.312008	253	3,222,976.05	50	589,925.37	12	124,262.56

Nissan Auto Receivables Owner Trust 2013-A — (Continued)

Month Count	Month	Total Delinquent (#)	Total Delinquent ($)	Total Delinquent % of End Balance	Monthly Defaulted Receivables ($)[2]	Net Liquidated Proceeds ($)[3]	Net Losses ($)[4]	Cumulative Net Losses ($)[4]	Cumulative Net Losses (%)[4]	Prepayments (1-Mo. ABS)[5]
1	Jan-13	147	3,146,985.83	0.23%	187,717.84	0.00	187,717.84	187,717.84	0.013%	1.80%
2	Feb-13	179	3,770,847.59	0.29%	269,840.34	46,153.82	223,686.52	411,404.36	0.029%	1.55%
3	Mar-13	224	4,410,450.53	0.35%	347,635.13	14,889.00	332,746.13	744,150.49	0.052%	1.65%
4	Apr-13	213	4,451,193.23	0.36%	686,556.50	258,235.06	428,321.44	1,172,471.93	0.083%	1.74%
5	May-13	250	4,619,972.02	0.39%	774,669.91	403,124.65	371,545.26	1,544,017.19	0.109%	1.55%
6	Jun-13	310	5,825,948.61	0.51%	718,637.07	389,642.56	328,994.51	1,873,011.70	0.132%	1.31%
7	Jul-13	334	6,183,640.34	0.56%	520,576.23	424,939.64	95,636.59	1,968,648.29	0.139%	1.52%
8	Aug-13	350	6,559,324.35	0.62%	626,829.90	323,048.12	303,781.78	2,272,430.07	0.160%	1.50%
9	Sep-13	360	6,600,602.28	0.65%	773,772.90	334,830.67	438,942.23	2,711,372.30	0.191%	1.44%
10	Oct-13	358	6,537,225.91	0.67%	662,677.56	305,533.90	357,143.66	3,068,515.96	0.216%	1.46%
11	Nov-13	392	7,117,649.81	0.75%	576,263.59	388,866.40	187,397.19	3,255,913.15	0.229%	1.22%
12	Dec-13	430	7,530,534.86	0.83%	751,499.62	286,458.90	465,040.72	3,720,953.87	0.262%	1.38%
13	Jan-14	398	7,036,383.95	0.81%	805,939.78	459,834.49	346,105.29	4,067,059.16	0.286%	1.49%
14	Feb-14	307	5,338,168.62	0.64%	528,823.04	493,372.50	35,450.54	4,102,509.70	0.289%	1.29%
15	Mar-14	282	4,730,380.38	0.59%	531,685.09	463,419.51	68,265.58	4,170,775.28	0.294%	1.54%
16	Apr-14	301	5,008,088.63	0.65%	435,020.89	370,271.20	64,749.69	4,235,524.97	0.298%	1.52%
17	May-14	330	5,329,371.78	0.73%	379,789.09	347,715.89	32,073.20	4,267,598.17	0.300%	1.49%
18	Jun-14	379	6,215,349.59	0.89%	496,895.12	297,116.55	199,778.57	4,467,376.74	0.314%	1.49%
19	Jul-14	405	6,419,473.54	0.97%	278,487.00	277,931.10	555.90	4,467,932.64	0.315%	1.55%
20	Aug-14	424	6,464,000.06	1.02%	394,403.78	209,645.06	184,758.72	4,652,691.36	0.328%	1.45%
21	Sep-14	346	5,352,318.58	0.89%	420,852.41	148,273.35	272,579.06	4,925,270.42	0.347%	1.55%
22	Oct-14	362	5,281,808.65	0.92%	399,812.45	300,419.10	99,393.35	5,024,663.77	0.354%	1.48%
23	Nov-14	421	5,954,983.75	1.09%	237,883.68	230,419.72	7,463.96	5,032,127.73	0.354%	1.19%
24	Dec-14	468	6,259,691.81	1.20%	278,807.77	192,493.22	86,314.55	5,118,442.28	0.360%	1.44%
25	Jan-15	443	5,723,559.26	1.16%	428,480.96	228,101.00	200,379.96	5,318,822.24	0.374%	1.43%
26	Feb-15	335	4,315,593.32	0.92%	342,843.38	282,621.73	60,221.65	5,379,043.89	0.379%	1.20%
27	Mar-15	315	3,937,163.98	0.89%	619,781.91	269,053.42	350,728.49	5,729,772.38	0.403%	1.51%

Nissan Auto Receivables Owner Trust 2013-B

Historic Pool Performance

Month Count	Month	Beginning Pool Balance ($)	Ending Pool Balance ($)	Pool Factor	31-60 Day Delinquent (#)[1]	31-60 Day Delinquent ($)[1]	61-90 Day Delinquent (#)[1]	61-90 Day Delinquent ($)[1]	91-120+ Day Delinquent (#)[1]	91-120+ Day Delinquent ($)[1]
1	Jul-13	1,477,265,721.68	1,423,044,396.11	0.963296	201	3,558,542.62	1	23,926.24	0	0.00
2	Aug-13	1,423,044,396.11	1,373,150,775.87	0.929522	276	4,993,684.43	26	488,119.69	3	65,613.19
3	Sep-13	1,373,150,775.87	1,327,627,802.89	0.898706	310	5,531,974.15	52	1,058,697.32	6	82,330.48
4	Oct-13	1,327,627,802.89	1,282,170,587.16	0.867935	336	5,696,995.87	55	1,065,138.69	10	181,163.15
5	Nov-13	1,282,170,587.16	1,240,692,971.74	0.839858	350	5,787,668.85	82	1,372,936.44	14	258,794.23
6	Dec-13	1,240,692,971.74	1,196,897,041.66	0.810211	395	6,470,925.49	87	1,468,406.64	25	339,270.84
7	Jan-14	1,196,897,041.66	1,152,599,381.64	0.780225	363	5,895,431.60	75	1,168,283.10	19	291,187.94
8	Feb-14	1,152,599,381.64	1,112,583,690.26	0.753137	300	4,824,831.59	64	1,068,793.60	15	226,419.23
9	Mar-14	1,112,583,690.26	1,069,240,528.09	0.723797	289	4,788,366.26	56	879,722.47	6	83,995.12
10	Apr-14	1,069,240,528.09	1,027,567,099.50	0.695587	290	4,550,239.22	56	927,883.80	16	224,604.18
11	May-14	1,027,567,099.50	986,890,667.99	0.668052	344	5,391,643.45	71	1,158,196.71	11	176,712.57
12	Jun-14	986,890,667.99	947,055,084.63	0.641086	334	5,225,949.25	87	1,340,569.10	15	243,053.14
13	Jul-14	947,055,084.63	907,204,844.32	0.614111	348	5,232,705.14	85	1,293,334.66	22	312,594.23
14	Aug-14	907,204,844.32	870,647,602.31	0.589364	402	6,361,509.77	83	1,230,737.28	21	250,552.89
15	Sep-14	870,647,602.31	833,689,540.44	0.564346	332	5,037,453.21	83	1,258,154.19	16	249,212.32
16	Oct-14	833,689,540.44	797,132,704.46	0.539600	366	5,426,015.24	65	1,006,769.98	24	364,785.93
17	Nov-14	797,132,704.46	766,289,576.58	0.518722	397	5,484,972.91	109	1,680,330.05	21	335,653.32
18	Dec-14	766,289,576.58	730,317,067.33	0.494371	412	5,527,469.33	115	1,707,145.84	22	331,534.42
19	Jan-15	730,317,067.33	695,399,542.57	0.470734	392	5,327,143.92	85	1,148,003.33	29	386,636.22
20	Feb-15	695,399,542.57	665,871,819.23	0.450746	309	3,687,544.33	84	1,186,099.21	17	204,747.95
21	Mar-15	665,871,819.23	631,980,551.14	0.427804	303	3,733,156.80	55	670,528.98	11	143,323.26

Nissan Auto Receivables Owner Trust 2013-B — (Continued)

Month Count	Month	Total Delinquent (#)	Total Delinquent ($)	Total Delinquent % of End Balance	Monthly Defaulted Receivables ($)(2)	Net Liquidated Proceeds ($)(3)	Net Losses ($)(4)	Cumulative Net Losses ($)(4)	Cumulative Net Losses (%)(4)	Prepayments (1-Mo. ABS)(5)
1	Jul-13	202	3,582,468.86	0.25%	121,137.66	0.00	121,137.66	121,137.66	0.008%	1.68%
2	Aug-13	305	5,547,417.31	0.40%	255,413.85	20,300.00	235,113.85	356,251.51	0.024%	1.51%
3	Sep-13	368	6,673,001.95	0.50%	408,557.74	172,244.00	236,313.74	592,565.25	0.040%	1.32%
4	Oct-13	401	6,943,297.71	0.54%	760,254.04	123,591.18	636,662.86	1,229,228.11	0.083%	1.36%
5	Nov-13	446	7,419,399.52	0.60%	808,067.48	381,343.98	426,723.50	1,655,951.61	0.112%	1.18%
6	Dec-13	507	8,278,602.97	0.69%	647,025.72	235,720.51	411,305.21	2,067,256.82	0.140%	1.34%
7	Jan-14	457	7,354,902.64	0.64%	851,986.27	445,265.61	406,720.66	2,473,977.48	0.167%	1.41%
8	Feb-14	379	6,120,044.42	0.55%	588,952.35	370,486.46	218,465.89	2,692,443.37	0.182%	1.24%
9	Mar-14	351	5,752,083.85	0.54%	408,350.23	632,036.14	(223,685.91)	2,468,757.46	0.167%	1.46%
10	Apr-14	362	5,702,727.20	0.55%	445,064.36	301,579.39	143,484.97	2,612,242.43	0.177%	1.41%
11	May-14	426	6,726,552.73	0.68%	341,245.03	316,962.33	24,282.70	2,636,525.13	0.178%	1.40%
12	Jun-14	436	6,809,571.49	0.72%	307,261.78	224,800.88	82,460.90	2,718,986.03	0.184%	1.39%
13	Jul-14	455	6,838,634.03	0.75%	540,757.09	215,610.31	325,146.78	3,044,132.81	0.206%	1.44%
14	Aug-14	506	7,842,799.94	0.90%	574,048.62	122,439.11	451,609.51	3,495,742.32	0.237%	1.30%
15	Sep-14	431	6,544,819.72	0.79%	361,424.97	249,287.25	112,137.72	3,607,880.04	0.244%	1.36%
16	Oct-14	455	6,797,571.15	0.85%	386,516.47	220,499.49	166,016.98	3,773,897.02	0.255%	1.41%
17	Nov-14	527	7,500,956.28	0.98%	304,302.00	285,295.06	19,006.94	3,792,903.96	0.257%	1.11%
18	Dec-14	549	7,566,149.59	1.04%	438,323.15	232,750.76	205,572.39	3,998,476.35	0.271%	1.45%
19	Jan-15	506	6,861,783.47	0.99%	386,938.23	173,605.67	213,332.56	4,211,808.91	0.285%	1.43%
20	Feb-15	410	5,078,391.49	0.76%	383,964.91	245,744.26	138,220.65	4,350,029.56	0.294%	1.16%
21	Mar-15	369	4,547,009.04	0.72%	661,755.10	286,503.30	375,251.80	4,725,281.36	0.320%	1.45%

Historic Pool Performance

Nissan Auto Receivables Owner Trust 2013-C

Month Count	Month	Beginning Pool Balance ($)	Ending Pool Balance ($)	Pool Factor	31-60 Day Delinquent (#)[1]	31-60 Day Delinquent ($)[1]	61-90 Day Delinquent (#)[1]	61-90 Day Delinquent ($)[1]	91-120+ Day Delinquent (#)[1]	91-120+ Day Delinquent ($)[1]
1	Dec-13	833,333,333.31	808,809,059.07	0.970571	69	1,649,551.87	0	0.00	0	0.00
2	Jan-14	808,809,059.07	785,172,068.14	0.942206	101	2,333,932.54	15	337,888.09	2	73,523.60
3	Feb-14	785,172,068.14	763,019,273.79	0.915623	84	1,869,018.63	21	510,677.98	4	67,617.77
4	Mar-14	763,019,273.79	739,200,174.36	0.887040	99	2,325,841.15	12	263,823.38	3	63,236.03
5	Apr-14	739,200,174.36	715,242,203.46	0.858291	88	2,054,599.97	16	331,918.72	3	63,919.75
6	May-14	715,242,203.46	691,810,920.08	0.830173	139	2,948,051.52	20	467,360.31	3	36,329.56
7	Jun-14	691,810,920.08	669,633,962.32	0.803561	160	3,402,677.75	30	663,711.89	4	122,369.40
8	Jul-14	669,633,962.32	646,337,709.25	0.775605	169	3,549,829.86	38	829,117.38	10	190,539.50
9	Aug-14	646,337,709.25	623,809,573.49	0.748571	160	3,227,798.73	42	913,008.69	14	327,971.48
10	Sep-14	623,809,573.49	601,108,645.20	0.721330	154	3,141,290.48	34	598,192.65	12	275,996.41
11	Oct-14	601,108,645.20	579,284,649.64	0.695142	182	3,570,035.05	29	555,985.76	6	104,135.88
12	Nov-14	579,284,649.64	561,049,772.98	0.673260	181	3,514,451.33	58	1,048,326.37	14	281,294.53
13	Dec-14	561,049,772.98	539,670,120.91	0.647604	182	3,530,380.64	44	817,685.64	13	236,892.13
14	Jan-15	539,670,120.91	518,179,523.05	0.621815	176	3,429,826.96	49	888,930.14	20	398,113.10
15	Feb-15	518,179,523.05	499,895,002.32	0.599874	139	2,615,174.05	31	550,950.93	10	139,584.18
16	Mar-15	499,895,002.32	476,688,727.43	0.572026	149	2,767,047.72	21	409,244.73	4	46,450.54

Month Count	Month	Total Delinquent (#)	Total Delinquent ($)	Total Delinquent % of End Balance	Monthly Defaulted Receivables ($)[2]	Net Liquidated Proceeds ($)[3]	Net Losses ($)[4]	Cumulative Net Losses ($)[4]	Cumulative Net Losses (%)[4]	Prepayments (1-Mo. ABS)[5]
1	Dec-13	69	1,649,551.87	0.20%	145,371.45	0.00	145,371.45	145,371.45	0.017%	1.23%
2	Jan-14	118	2,745,344.23	0.35%	27,517.65	62,720.15	(35,202.50)	110,168.95	0.013%	1.17%
3	Feb-14	109	2,447,314.38	0.32%	312,347.94	51,283.70	261,064.24	371,233.19	0.045%	1.04%
4	Mar-14	114	2,652,900.56	0.36%	289,723.74	121,202.92	168,520.82	539,754.01	0.065%	1.25%
5	Apr-14	107	2,450,438.44	0.34%	301,324.27	113,577.87	187,746.40	727,500.41	0.087%	1.30%
6	May-14	162	3,451,741.39	0.50%	385,692.11	211,139.76	174,552.35	902,052.76	0.108%	1.28%
7	Jun-14	194	4,188,759.04	0.63%	164,970.60	227,980.64	(63,010.04)	839,042.72	0.101%	1.19%
8	Jul-14	217	4,569,486.74	0.71%	214,895.43	157,929.55	56,965.88	896,008.60	0.108%	1.34%
9	Aug-14	216	4,468,778.90	0.72%	309,272.90	99,554.73	209,718.17	1,105,726.77	0.133%	1.30%
10	Sep-14	200	4,015,479.54	0.67%	459,505.86	29,913.12	429,592.74	1,535,319.51	0.184%	1.36%
11	Oct-14	217	4,230,156.69	0.73%	267,227.13	179,562.45	87,664.68	1,622,984.19	0.195%	1.33%
12	Nov-14	253	4,844,072.23	0.86%	248,870.67	187,616.33	61,254.34	1,684,238.53	0.202%	0.97%
13	Dec-14	239	4,584,958.41	0.85%	405,669.57	139,008.24	266,661.33	1,950,899.86	0.234%	1.35%
14	Jan-15	245	4,716,870.20	0.91%	222,261.38	134,300.81	87,960.57	2,038,860.43	0.245%	1.40%
15	Feb-15	180	3,305,709.16	0.66%	179,612.72	105,745.40	73,867.32	2,112,727.75	0.254%	1.09%
16	Mar-15	174	3,222,742.99	0.68%	474,639.62	217,065.58	257,574.04	2,370,301.79	0.284%	1.63%

Nissan Auto Receivables Owner Trust 2014-A

Historic Pool Performance

Month Count	Month	Beginning Pool Balance ($)	Ending Pool Balance ($)	Pool Factor	31-60 Day Delinquent (#)[1]	31-60 Day Delinquent ($)[1]	61-90 Day Delinquent (#)[1]	61-90 Day Delinquent ($)[1]	91-120+ Day Delinquent (#)[1]	91-120+ Day Delinquent ($)[1]
1	Feb-14	1,041,666,670.96	1,005,592,390.00	0.965369	102	1,940,943.40	0	0.00	0	0.00
2	Mar-14	1,005,592,390.00	968,802,113.35	0.930050	122	2,258,355.08	13	250,474.77	0	0.00
3	Apr-14	968,802,113.35	934,174,708.58	0.896808	141	2,481,611.50	27	502,175.99	6	115,154.76
4	May-14	934,174,708.58	902,096,572.14	0.866013	189	3,387,802.83	35	641,838.63	9	126,576.06
5	Jun-14	902,096,572.14	871,954,561.14	0.837076	188	3,345,960.73	45	885,792.24	13	243,365.89
6	Jul-14	871,954,561.14	839,801,730.78	0.806210	223	4,150,089.51	36	639,641.03	16	344,345.68
7	Aug-14	839,801,730.78	811,321,428.02	0.778869	252	4,548,554.37	40	734,450.03	15	254,439.37
8	Sep-14	811,321,428.02	781,620,345.88	0.750356	198	3,371,536.47	59	1,153,903.42	11	174,477.53
9	Oct-14	781,620,345.88	752,934,880.06	0.722817	240	4,129,301.03	46	798,919.10	11	209,366.62
10	Nov-14	752,934,880.06	728,991,282.19	0.699832	241	3,774,255.75	54	953,653.69	19	308,281.78
11	Dec-14	728,991,282.19	701,175,963.92	0.673129	285	4,449,494.09	51	835,720.40	16	317,891.21
12	Jan-15	701,175,963.92	673,658,020.11	0.646712	243	3,954,224.44	59	978,564.99	13	240,288.48
13	Feb-15	673,658,020.11	649,500,021.21	0.623520	213	3,285,046.13	47	829,314.42	15	215,229.88
14	Mar-15	649,500,021.21	621,014,529.27	0.596174	178	2,605,154.74	46	739,211.71	9	183,797.33

Month Count	Month	Total Delinquent (#)	Total Delinquent ($)	Total Delinquent % of End Balance	Monthly Defaulted Receivables ($)[2]	Net Liquidated Proceeds ($)[3]	Net Losses ($)[4]	Cumulative Net Losses ($)[4]	Cumulative Net Losses (%)[4]	Prepayments (1-Mo. ABS)[5]
1	Feb-14	102	1,940,943.40	0.19%	136,567.07	0.00	136,567.07	136,567.07	0.013%	1.60%
2	Mar-14	135	2,508,829.85	0.26%	350,117.51	14,068.29	336,049.22	472,616.29	0.045%	1.69%
3	Apr-14	174	3,098,942.25	0.33%	224,662.38	122,292.65	102,369.73	574,986.02	0.055%	1.58%
4	May-14	233	4,156,217.52	0.46%	287,666.35	163,105.95	124,560.40	699,546.42	0.067%	1.43%
5	Jun-14	246	4,475,118.86	0.51%	192,056.18	154,929.02	37,127.16	736,673.58	0.071%	1.32%
6	Jul-14	275	5,134,076.22	0.61%	473,319.46	181,455.92	291,863.54	1,028,537.12	0.099%	1.51%
7	Aug-14	307	5,537,443.77	0.68%	341,115.81	154,016.87	187,098.94	1,215,636.06	0.117%	1.30%
8	Sep-14	268	4,699,917.42	0.60%	484,501.25	112,514.77	371,986.48	1,587,622.54	0.152%	1.43%
9	Oct-14	297	5,137,586.75	0.68%	542,219.67	161,245.50	380,974.17	1,968,596.71	0.189%	1.39%
10	Nov-14	314	5,036,191.22	0.69%	181,451.87	340,090.77	(158,638.90)	1,809,957.81	0.174%	1.03%
11	Dec-14	352	5,603,105.70	0.80%	390,598.36	117,530.29	273,068.07	2,083,025.88	0.200%	1.39%
12	Jan-15	315	5,173,077.91	0.77%	468,723.62	210,493.31	258,230.31	2,341,256.19	0.225%	1.40%
13	Feb-15	275	4,329,590.43	0.67%	351,394.93	75,823.68	275,571.25	2,616,827.44	0.251%	1.17%
14	Mar-15	233	3,528,163.78	0.57%	692,014.42	329,357.72	362,656.70	2,979,484.14	0.286%	1.54%

Nissan Auto Receivables Owner Trust 2014-B

Historic Pool Performance

Month Count	Month	Beginning Pool Balance ($)	Ending Pool Balance ($)	Pool Factor	31-60 Day Delinquent (#)[1]	31-60 Day Delinquent ($)[1]	61-90 Day Delinquent (#)[1]	61-90 Day Delinquent ($)[1]	91-120+ Day Delinquent (#)[1]	91-120+ Day Delinquent ($)[1]
1	Dec-14	885,416,666.65	860,238,030.41	0.971563	92	1,936,881.69	0	0.00	0	0.00
2	Jan-15	860,238,030.41	835,496,278.73	0.943619	118	2,641,084.49	18	427,167.05	0	0.00
3	Feb-15	835,496,278.73	812,135,602.72	0.917236	114	2,390,889.82	24	547,823.86	6	147,270.93
4	Mar-15	812,135,602.72	783,345,605.46	0.884720	92	1,892,087.61	28	463,947.40	2	20,334.41

Month Count	Month	Total Delinquent (#)	Total Delinquent ($)	Total Delinquent % of End Balance	Monthly Defaulted Receivables ($)[2]	Net Liquidated Proceeds ($)[3]	Net Losses ($)[4]	Cumulative Net Losses ($)[4]	Cumulative Net Losses (%)[4]	Prepayments (1-Mo. ABS)[5]
1	Dec-14	92	1,936,881.69	0.23%	29,292.44	0.00	29,292.44	29,292.44	0.003%	1.10%
2	Jan-15	136	3,068,251.54	0.37%	55,899.77	0.00	55,899.77	85,192.21	0.010%	1.09%
3	Feb-15	144	3,085,984.61	0.38%	95,839.04	2,444.58	93,394.46	178,586.67	0.020%	0.98%
4	Mar-15	122	2,376,369.42	0.30%	527,130.30	53,869.82	473,260.48	651,847.15	0.074%	1.53%

(1) An account is considered delinquent if 20% or more of the scheduled payment is 15 days past due.

(2) As used in this Appendix B for periods prior to and including February 2015, a "Defaulted Receivable" is (a) a Receivable (other than a Receivable as to which a Warranty Purchase Payment or an Administrative Purchase Payment has been made) which, by its terms, is delinquent 120 days or more or (b) with respect to a Receivable that is delinquent less than 120 days, the Servicer has (i) determined, in accordance with its customary servicing procedures, that eventual payment in full is unlikely or (ii) repossessed the related Financed Vehicle. For subsequent periods and as used elsewhere in this Prospectus and in the Basic Documents relating to the Notes, the term "Defaulted Receivable" also includes a Receivable with respect to which the Servicer has received notification that the related Obligor is subject to a Chapter 13 bankruptcy proceeding.

(3) See "Distribution on the Notes–Calculation of Available Amounts" in this Prospectus for more information on Net Liquidation Proceeds.

(4) Net losses generally consist of the net balances of all Liquidated Receivables, less any Net Liquidation Proceeds with respect to such Liquidated Receivables from any Collection Periods.

(5) The ABS Speed is a measurement of the non-scheduled amortization of the pool of loans and is derived by calculating a monthly single month mortality rate, or SMM, which is the sum of the nonscheduled reduction in the pool of loans, including prepayments and defaults, divided by the beginning of month pool balance less any scheduled payments received. The scheduled principal is calculated assuming the receivables have been aggregated into one pool. The non-scheduled amortization is assumed to be the difference between the beginning pool balance less the scheduled principal minus the actual ending pool balance. The SMM is converted into the ABS Speed by dividing (a) the product of one-hundred percent and the SMM by (b) the sum of (i) one-hundred percent and (ii) the SMM multiplied by the age of the pool, in months, minus one. The age of the pool is assumed to be the weighted average age of the pool at cut-off date plus the number of months since the cut-off date.



$[●]

NISSAN AUTO RECEIVABLES
20[●]-[●] OWNER TRUST

$[●] Notes, Class A-1
$[●] Notes, Class A-2
$[●] Notes, Class A-3
$[●] Notes, Class A-4

Nissan Auto Receivables Corporation II,
Depositor

Nissan Motor Acceptance Corporation,
Servicer/Sponsor

PROSPECTUS

Underwriters

[●]
[●]
[●]

Dealer prospectus Delivery Obligation. **Until , 20[●], which is 90 days following the date of this prospectus, all dealers that effect transactions in these notes, whether or not participating in the offering, may be required to deliver a prospectus. Such delivery obligation generally may be satisfied through the filing of the prospectus and prospectus with the Securities and Exchange Commission. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.**

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

An estimate of the various expenses in connection with the offering of the notes being registered hereby will be included in the applicable prospectus.

Item 13. Indemnification of Directors and Officers.

Nissan Auto Receivables Corporation II

Set forth below are certain provisions of law, the Amended and Restated Certificate of Incorporation and the bylaws of Nissan Auto Receivables Corporation II (the "Depositor"). The general effect of such provisions is to provide indemnification to officers and directors of the Depositor for actions taken in good faith.

Section 145 of the General Corporation Law of Delaware provides as follows:

145. Indemnification of Officers, Directors, Employees and Agents; Insurance

(a)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)   To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

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(d)   Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)   Expenses (including attorneys' fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)   The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)   A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)   For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)   For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j)   The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)   The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

Article Eight of the Amended and Restated Certificate of Incorporation of the Depositor provides as follows:

"Section 8.01. (a) A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

(i)   for any breach of the director's duty of loyalty to the Corporation or its stockholders;

(ii)   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii)   under Section 174 of the Delaware General Corporation Law; or

(iv)   for any transaction from which the director derived an improper personal benefit.

(b)   If the Delaware General Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

(c)   Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such repeal or modification.

(d)   If the Corporation has outstanding any securities rated by any nationally recognized statistical rating organization, the Corporation's obligation to pay any amount as indemnification or as an advancement of expenses (other than amounts received from insurance policies) shall be fully subordinated to payment of amounts then due on the rated securities and, in any case, (x) nonrecourse to any of the Corporation's assets pledged to secure the rated securities, and (y) shall not constitute a claim against the Corporation to the extent funds are insufficient to pay such amounts."

Article Seven of the bylaws of the Depositor provides as follows:

(a) (i)   Subject to applicable Delaware law as existing or hereafter amended, the Depositor will indemnify and hold harmless each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Depositor ("Indemnitee"). Further, this indemnification right will extend to each person who is or was serving at the request of the Depositor as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans.

(ii)   The indemnification right will extend to persons entitled to such right whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent.

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(iii)   The Depositor will indemnify persons entitled to indemnity against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith.

(iv)   The indemnification right outlined in this paragraph (a), unless otherwise provided when authorized or ratified, will continue as to a person who has ceased to be a director, officer, employee or agent. Further, the indemnification right will inure to the benefit of such Indemnitee's heirs, executors and administrators.

(v)   The Depositor will indemnify any Indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

(b)   The right to indemnification conferred in this Article Seven shall be a contract right and shall include the right to be paid by the Depositor the expenses incurred in defending any such proceeding in advance of its final disposition ("Advance Payment"). Nevertheless, if Delaware law so requires, such Advance Payment of expenses incurred by an Indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer including, without limitation, service to an employee benefit plan) will be made only upon delivery to the Depositor of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this paragraph, under Delaware law, or otherwise.

(c)   The Depositor may, by action of the Board of Directors, provide indemnification to employees and agents of the Depositor with the same scope and effect as the indemnification of directors and officers as outlined in paragraphs (a) and (b) above.

(d)   If a claim brought under paragraph (a), (b) or (c) is not paid in full by the Depositor within thirty days after a written claim has been received by the Depositor, the claimant may at any time thereafter bring suit against the Depositor to recover the unpaid amount of the claim. If the claimant's suit is successful in whole or in part, the claimant will be entitled to recover also the expense of prosecuting such claim.

(i)   It shall be a defense to any such action (other than an action brought to enforce a claim for Advance Payment where the required undertaking, if any is required, has been tendered to the Depositor) that the claimant has failed to meet a standard of conduct which makes it permissible under Delaware law for the Depositor to indemnify the claimant for the amount claimed.

(ii)   Neither of the following acts or omissions will be a defense to the claimant's action or create a presumption that the claimant has failed to meet the standard of conduct described in paragraph (d)(i) above:

(1)   the failure of the Depositor (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because the claimant has met such standard of conduct; or

(2)   an actual determination by the Depositor (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such standard of conduct.

(e)   The right to indemnification and to Advance Payments conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any: (i) statute; (ii) provision of the Amended and Restated Certificate of Incorporation; (iii) bylaw; (iv) agreement; (v) vote of stockholders; (vi) vote of disinterested directors; or (vii) otherwise.

718567766 14466653

(f)   Regardless of whether the Depositor would have the power under Delaware law to indemnify itself or any director, officer, employee or agent of the Depositor or another corporation, partnership, joint venture, trust or other enterprise, the Depositor may maintain insurance, at its expense, to protect such persons or entities against any such expense, liability or loss.

(g)   For purposes of this Article Seven, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Depositor" shall include any service as a director, officer, employee or agent of the Depositor which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries.

(h)   The Depositor will indemnify any director, officer, employee or agent of the Depositor who, by reason of such position, or a position with another entity at the request of the Depositor, is a witness in any Proceeding. Such indemnity will cover all costs and expenses actually and reasonably incurred by the witness or on his or her behalf in connection with the Proceeding.

(i)   The Depositor may enter into agreements with any director, officer, employee or agent of the Depositor providing for indemnification to the full extent permitted by Delaware law.

Underwriters

Each underwriting agreement will generally provide that the underwriters will indemnify the Depositor against specified liabilities, including liabilities under the Securities Act relating to certain information provided by the underwriters.

Other Indemnification

The Depositor maintains insurance to indemnify any person who has been, now is or shall become a duly elected director or a duly elected or appointed officer of the Depositor against any exposure, liability or loss.

718567766 14466653

Item 14. Exhibits.

A list of exhibits filed here with or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

Item 15. Undertakings.

The undersigned registrant hereby undertakes:

(a) *As to Rule 415*:

(1)   To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i)   If the registrant is relying on Rule 430B:

(A)   each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(i) If the registrant is relying on Rule 430D:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bonfire offering thereof. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of

any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf or the undersigned registrant; and

(iv)   any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)   If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430(A).

(1)   For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(e) As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties.

For purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on November 13, 2015.

NISSAN AUTO RECEIVABLES CORPORATION II,
a Delaware Corporation (Registrant)

By: _____
    Name:
    Title:

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 2 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	
	President and Director (Principal Executive Officer)	November 13, 2015
	Treasurer and Director (Principal Financial Officer)	November 13, 2015
	Assistant Treasurer (Performing the Function of Principal Accounting Officer)	November 13, 2015
	Director	November 13, 2015

EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Articles of Incorporation of the Depositor**
3.2	Bylaws of the Depositor**
4.1	Form of Indenture between Nissan Auto Receivables 20[●]-[●] Owner Trust and [●], as Indenture Trustee (including forms of Notes)
5.1	Opinion of Mayer Brown LLP with respect to legality**
8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters**
10.1	Form of Sale and Servicing Agreement between Nissan Auto Receivables 20[●]-[●] Owner Trust, NARC II, as Seller, Nissan Motor Acceptance Corporation ("NMAC"), as Servicer and [●], as Indenture Trustee
10.2	Form of Purchase Agreement between NMAC, as Seller and NARC II, as Purchaser
10.3	Form of Administration Agreement between Nissan Auto Receivables 20[●]-[●] Owner Trust, the Administrator, [●], as Indenture Trustee and [●], as Owner Trustee*
10.4	Form of Interest Rate [Cap] [Swap] Agreement between Nissan Auto Receivables 20[●]-[●] Owner Trust and [●], as [Cap Provider] [Swap Counterparty]**
10.5	Form of Amended and Restated Trust Agreement between Nissan Auto Receivables Corporation II ("NARC II"), as Depositor and [●], as Owner Trustee*
10.6	Form of Asset Representations Review Agreement between Nissan Auto Receivables 20[●]-[●] Owner Trust, [●], as Indenture Trustee and NMAC
23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)**
24.1	Powers of Attorney*
24.2	Certified Copy of Resolutions authorizing Powers of Attorney**
25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1***
36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities*
102.1	Asset Data File****
103.1	Asset Related Documents****
106.1	Static Pool PDF****

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*   Previously filed.

**   To be filed by pre-effective amendment.

***   To be filed pursuant to Section 305(b)(2) of the Trust Indenture of Act 1939.

****   To be filed as an exhibit to Form ABS-EE and incorporated into the prospectus to the extent required by applicable law or regulation.

Exhibit 1.1

NISSAN AUTO RECEIVABLES 20[__]-[__] OWNER TRUST

$[_____], [___]% ASSET BACKED NOTES, CLASS A-1
$[_____], [___]% ASSET BACKED NOTES, CLASS A-2[a]
[$[_____],[LIBOR] + [___]% ASSET BACKED NOTES, CLASS A-2b]
$[_____], [___]% ASSET BACKED NOTES, CLASS A-3
$[_____], [___]% ASSET BACKED NOTES, CLASS A-4

[_____]

<u>Underwriting Agreement</u>

[_____]
[_____]
[_____]
  As Representative of the
  Several Underwriters (the "<u>Representative</u>")

Dear Sirs and Madams:

     1.   <u>Introductory</u>. Nissan Motor Acceptance Corporation, a California corporation ("<u>NMAC</u>" or "<u>Servicer</u>"), and Nissan Auto Receivables Corporation II, a Delaware corporation (the "<u>Depositor</u>" or "<u>Seller</u>"), hereby confirm their agreement the Representative and the several underwriters named in <u>Schedule 1</u> hereto (together with the Representative, collectively, the "<u>Underwriters</u>") with respect to the purchase by the Underwriters of $[_____] aggregate principal amount of [___]% Asset Backed Notes, Class A-1 (the "<u>[Underwritten] Class A-1 Notes</u>"), $[_____] aggregate principal amount of [___]% Asset Backed Notes, Class A-2[a] (the "<u>[Underwritten] Class A-2[a] Notes</u>"), [$[_____] aggregate principal amount of [LIBOR] + [___]% Asset Backed Notes, Class A-2b (the "<u>[Underwritten] Class A-2b Notes</u>," and together with the [Underwritten] Class A-2a Notes, the "<u>[Underwritten] Class A-2 Notes</u>"),], $[_____] aggregate principal amount of [___]% Asset Backed Notes, Class A-3 (the "<u>[Underwritten] Class A-3 Notes</u>") and $[_____] aggregate principal amount of [___]% Asset Backed Notes, Class A-4 (the "<u>[Underwritten] Class A-4 Notes</u>") (collectively, the [Underwritten] Class A-1 Notes, the [Underwritten] Class A-2 Notes, the [Underwritten] Class A-3 Notes, and the [Underwritten] Class A-4 Notes are referred to herein as the "<u>[Underwritten] Notes</u>"), of Nissan Auto Receivables 20[__]-[__] Owner Trust, a Delaware statutory trust (the "<u>Trust</u>" or "<u>Issuer</u>"), which Notes the Depositor proposes to sell to the Underwriters under the terms and conditions herein.

     [In addition to the Underwritten Notes, on the Closing Date the Trust will issue and the Seller or an affiliate of the Seller will retain $[_____] aggregate principal amount of [_____]% Asset Backed Notes, Class A-[ ] (the "<u>Retained Class A-[ ] Notes</u>" and, together with the Underwritten Notes, the "<u>Notes</u>").]

     Simultaneously with the issuance of the Notes, the Depositor will cause the Trust to issue Asset Backed Certificates (the "<u>Certificates</u>") with an original certificate balance of

$[_____]. The Notes and the Certificates shall collectively be referred to herein as the "Securities." The Notes will be issued pursuant to an indenture, dated as of [_____] (the "Indenture"), between the Trust and [_____], as indenture trustee (the "Indenture Trustee"). The Certificates will be issued pursuant to an amended and restated trust agreement, dated as of [_____] (the "Trust Agreement"), between the Depositor and [_____], as owner trustee (in such capacity, the "Owner Trustee"). Each Note will represent an obligation of, and each Certificate will represent an undivided interest in, the Trust. The Certificates will be subordinated to the Notes to the extent described in the Indenture and the Trust Agreement.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given them in the Sale and Servicing Agreement. With respect to all terms in this Agreement, the singular includes the plural and the plural includes the singular; words importing any gender include the other genders; references to "writing" include printing, typing, lithography and other means of reproducing words in a visible form; references to agreements and other contractual instruments include all subsequent amendments, amendments and restatements and supplements thereto or changes therein entered into in accordance with their respective terms and not prohibited by this Agreement; references to Persons include their permitted successors and assigns; references to laws include their amendments and supplements, the rules and regulations thereunder and any successors thereto; the term "including" means "including without limitation;" and the term "or" is not exclusive.

2.   Representations and Warranties of the Seller and the Servicer. Each of the Seller and the Servicer, jointly and severally, represents and warrants to and agrees with the several Underwriters as of the date hereof and as of the Closing Date:

(a)   A registration statement (No. 333-[_____]), including a form of prospectus relating to the Notes and each class of securities to be registered under such registration statement (the "Registered Securities"), has been filed on Form SF-3 with the Securities and Exchange Commission (the "Commission") and either (i) has been declared effective by the Commission within the three years prior to the Closing Date and is still effective as of the date hereof under the Securities Act of 1933, as amended (the "Act"), and is not proposed to be amended or (ii) is proposed to be amended by amendment or post-effective amendment. If such registration statement (the "initial registration statement") has been declared effective, either (i) any additional registration statement (the "additional registration statement") relating to the Notes has been filed with the Commission pursuant to rule 462(b) ("Rule 462(b)") under the Act and declared effective upon filing, and the Notes have been registered under the Act pursuant to the initial registration statement and such additional registration statement or (ii) any such additional registration statement proposed to be filed with the Commission pursuant to Rule 462(b) will become effective upon filing pursuant to Rule 462(b) and upon such filing the Notes will have been duly registered under the Act pursuant to the initial registration statement and such additional registration statement. If the Seller does not propose to amend the initial registration statement, any such additional registration statement or any post-effective amendment to either such registration statement filed with the Commission prior to the execution and delivery of this Agreement, then the most recent amendment (if any) to each such registration statement has been declared effective by the Commission within the three years prior to the Closing Date and is still effective as of the date hereof under the Act.

For purposes of this Agreement, "Effective Time" with respect to the initial registration statement or, if filed prior to the execution and delivery of this Agreement, the additional registration statement means (A) if the Seller has advised the Representative that it does not propose to amend such registration statement, the date and time as of which such registration statement, or the most recent post-effective amendment thereto (if any) filed prior to the execution and delivery of this Agreement, was declared effective by the Commission or has become effective upon filing pursuant to Rule 462(c) or (B) if the Seller has advised the Representative that it proposes to file an amendment or post-effective amendment to such registration statement, the date and time as of which such registration statement as amended by such amendment or post-effective amendment, as the case may be, is declared effective by the Commission. If the Seller has advised the Representative that it proposes to file, but has not filed, an additional registration statement, "Effective Time" with respect to such additional registration statement means the date and time as of which such registration statement is filed and becomes effective pursuant to Rule 462(b).

The initial registration statement and all amendments and supplements thereto, as amended at its time of effectiveness, including all information (A) contained in the additional registration statement (if any), (B) deemed to be a part of the initial registration statement as of the time of effectiveness of the additional registration statement (if any) pursuant to the General Instructions of the Form on which it is filed and (C) deemed to be a part of the initial registration statement as of its time of effectiveness pursuant to Rule 430A(b) under the Act ("Rule 430A(b)"), is hereinafter referred to as the "Initial Registration Statement." The additional registration statement and all amendments and supplements thereto, as amended at its time of effectiveness, including the contents of the initial registration statement incorporated by reference therein and deemed to be a part of the additional registration statement as of its Effective Time pursuant to Rule 430A(b), is hereinafter referred to as the "Additional Registration Statement." The Initial Registration Statement, the Additional Registration Statement and all Incorporated Documents (defined below) are hereinafter referred to collectively as the "Registration Statements" and individually as a "Registration Statement." As used herein, the term "Incorporated Documents", when used with respect to the Registration Statement as of any date, means the documents incorporated or deemed to be incorporated by reference in the Registration Statement (i) as of such date pursuant to Item 10 of Form SF-3 or pursuant to a no-action letter of the Commission or (ii) as of any other date pursuant to Rule 430D(f) under the Act. A preliminary prospectus, dated [_____], [as supplemented by the supplement to preliminary prospectus, dated [_____],] relating to the Notes, will be filed with the Commission in connection with the offering and sale of the [Underwritten] Notes pursuant to and in accordance with Rule 424(h) under the Act ("Rule 424(h)") within the time period required thereby (together, including all material incorporated by reference therein, the "Preliminary Prospectus"). A free writing prospectus, dated [_____] relating to the ratings on the Notes (a "Ratings Free Writing Prospectus), will be filed with the Commission in accordance with Section 7 (to the extent required by Rule 433 under the Act). A final prospectus, dated [_____], relating to the Notes (the "Prospectus"), will be filed with the Commission in connection with the offering and sale of the [Underwritten] Notes pursuant to and in accordance with Rule 424(b) under the Act ("Rule 424(b)") within the time period required thereby (together, including all material incorporated by reference therein, the "Final Prospectus").

(b) (i) (A) On the effective date of any Registration Statement whose time of effectiveness is prior to the execution and delivery of this Agreement, each such Registration Statement conformed, (B) on the date of this Agreement, each such Registration Statement conforms and (C) on any related effective date of the Registration Statement, subsequent to the date of this Agreement and on the Closing Date (as defined in Section 3(c) hereof), each such Registration Statement will conform, in all respects to the requirements of the Act and the Rules and Regulations and the Trust Indenture Act of 1939, as amended (the "1939 Act"), except where such failure to conform would not have a material adverse effect on the Seller's or the Servicer's respective ability to perform its obligations under the Basic Documents, and at such times each such Registration Statement, as amended, did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. (ii) As of [_____] [a.m.] [p.m.] (New York time), [_____] (the "Date of Sale"), which shall be the date and time of the first contract of sale for the [Underwritten] Notes, and at the time of filing of the Preliminary Prospectus pursuant to Rule 424(h) (or if no such filing is required, at the effective date of the Additional Registration Statement that includes the Preliminary Prospectus), the Preliminary Prospectus, together with the Ratings Free Writing Prospectus, did not include, does not include and will not include, any untrue statement of a material fact, nor did, does or will the Preliminary Prospectus, together with the Ratings Free Writing Prospectus, omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (it being understood that no representation or warranty is made with respect to the omission of pricing and price-dependent information, which information shall appear only in the Final Prospectus). (iii) As of the date of the first use of the Final Prospectus, at the time of filing of the Final Prospectus pursuant to Rule 424(b) (or if no such filing is required, at the effective date of the Additional Registration Statement that includes the Final Prospectus), on the date of this Agreement and at the Closing Date, the Final Prospectus, as amended and supplemented as of such dates, will conform, in all respects to the requirements of the Act and the Rules and Regulations, except where such failure to conform would not have a material adverse effect on the Seller's or the Servicer's respective ability to perform its obligations under the Basic Documents, and does not include, and will not include, any untrue statement of a material fact, nor did, does or will the Final Prospectus, as amended and supplemented as of such dates, omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The three preceding sentences do not apply to statements in or omissions from the Registration Statement, the Preliminary Prospectus, the Ratings Free Writing Prospectus or the Final Prospectus based upon Underwriter Information (as defined herein) or to that part of the Registration Statement which constitutes the Statement of Qualification under the 1939 Act on Form T-1 (the "Form T-1") of the Indenture Trustee (which will be represented and warranted to by the Indenture Trustee). If the time of effectiveness of the Registration Statement is subsequent to the date of this Agreement, no Additional Registration Statement has been or will be filed.

(c) As of the Closing Date, the Indenture has been duly qualified under the 1939 Act.

(d) The Seller has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware with corporate power and authority to own its properties and conduct its business as described in the Preliminary Prospectus and the

Final Prospectus, as amended and supplemented, and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or the ownership of its property requires such qualification, except where the failure to be in good standing would not have a material adverse effect on the Seller's ability to perform its obligations under this Agreement, the Trust Agreement, the Purchase Agreement, the Assignment, the Sale and Servicing Agreement, the Indenture, the Asset Representations Review Agreement[, the Interest Rate [Swap] [Cap] Agreement(s)] or the Administration Agreement (collectively, the "Basic Documents"). The Seller is not, and on the date on which the first bona fide offer of the Notes was made, was not an "ineligible issuer" as defined in Rule 405 of the Rules and Regulations.

(e)   The Servicer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of California with corporate power and authority to own its properties and conduct its business as described in the Preliminary Prospectus and the Final Prospectus, as amended and supplemented, and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or the ownership of its property requires such qualification, except where the failure to be in good standing would not have a material adverse effect on the Servicer's ability to perform its obligations under the Basic Documents.

(f)   The consummation of the transactions contemplated by the Basic Documents, and the fulfillment of the terms thereof, will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation of any lien, charge, or encumbrance upon any of the property or assets of the Seller or the Servicer pursuant to the terms of, any indenture, mortgage, deed of trust, loan agreement, guarantee, lease financing agreement, or similar agreement or instrument under which the Seller or the Servicer is a debtor or guarantor, except where such conflict, breach, default or creation could not reasonably be expected to have a material adverse effect on the Seller's or the Servicer's respective ability to perform its obligations under the Basic Documents or the validity or enforceability thereof.

(g)   No consent, approval, authorization or order of, or filing with, any court or governmental agency or body is required to be obtained or made by the Seller or the Servicer for the consummation of the transactions contemplated by this Agreement except such as have been obtained and made under the Act, such as may be required under state securities laws and the filing of any financing statements required to perfect the Trust's interest in the Receivables, or where the failure to obtain such consent, approval, authorization or order of, or filing with any court or governmental agency or body could not reasonably be expected to have a material adverse effect on the consummation of the transactions contemplated by this Agreement.

(h)   Neither the Seller nor the Servicer is in violation of its certificate of incorporation or articles of incorporation, as applicable, or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any agreement or instrument to which it is a party or by which it or its properties are bound which would have a material adverse effect on the transactions contemplated herein or on the Seller's or the Servicer's respective ability to perform its obligations under the Basic Documents. The execution, delivery and performance of the Basic Documents and the issuance and sale of the Notes and compliance with the terms and provisions thereof will not, subject to obtaining any consents or approvals as may be required under the securities or "blue sky" laws of various

jurisdictions: (i) result in a breach or violation of any of the terms and provisions of, or constitute a default under, any statute, rule, regulation or order of any governmental agency or body or any court having jurisdiction over the Seller or the Servicer or their respective properties or any agreement or instrument to which either is a party or by which either is bound or to which any of their respective properties are subject, except where such breach, violation, or default would not have a material adverse effect on the Seller's or the Servicer's respective ability to perform its obligations under the Basic Documents or the validity or enforceability thereof, or (ii) conflict with the Seller's or the Servicer's charter or by-laws, and each of the Seller and the Servicer has the corporate power and authority to enter into the Basic Documents and to consummate the transactions contemplated hereby and thereby.

(i)   The Basic Documents have been duly authorized, executed and delivered by, and (assuming due authorization and delivery thereof by the other parties hereto and thereto) constitute valid and binding obligations of, the Seller and the Servicer, as applicable, enforceable against such party in accordance with their respective terms, except as limited by bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors' rights generally and by general equitable principles, regardless of whether such enforceability is considered in a proceeding in equity or at law.

(j)   The [Underwritten] Notes have been duly authorized and, when executed and delivered in accordance with the Indenture and delivered against the consideration therefor, will be valid and binding obligations of the Trust, enforceable against the Trust in accordance with their respective terms, except as limited by bankruptcy, insolvency, reorganization or other similar laws relating to or affecting the enforcement of creditors' rights generally and by general equitable principles, regardless of whether such enforceability is considered in a proceeding in equity or at law.

(k)   There are no legal or governmental proceedings known by the Seller or the Servicer to be (i) pending for which the Seller or the Servicer has been served official notice, to which the Seller or the Servicer is a party or to which any property of the Seller or the Servicer is the subject, and (ii) threatened or contemplated by any governmental authority or threatened by others, which proceedings in either clause (i) or (ii) above (A) (whether individually or in the aggregate) are required to be disclosed in the Registration Statement or (B)(1) assert the invalidity of all or part of any Basic Document, (2) seek to prevent the issuance of the Notes, (3) (whether individually or in the aggregate) would materially and adversely affect the Seller's or the Servicer's obligations under any Basic Document to which it is a party, or (4) (whether individually or in the aggregate) seek to affect adversely the federal or state income tax attributes of the Notes.

(l)   Any material taxes, fees and other governmental charges that have been assessed and are known to the Seller to be due in connection with the execution, delivery and issuance of the Basic Documents shall have been paid by the Seller or the Servicer at or prior to the Closing Date.

(m)   Each of the Seller and the Servicer possesses all material licenses, certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies, the absence of which could reasonably be expected to have a material adverse effect on

the ability of the Seller or the Servicer to perform its duties under the Sale and Servicing Agreement, and neither of the Seller or Servicer has received notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, if the subject of any unfavorable decision, ruling or finding, could reasonably be expected to materially and adversely affect the ability of the Seller or the Servicer to perform its obligations under the Basic Documents.

(n) As of the Closing Date and subject to the lien of the Indenture Trustee for the benefit of the Noteholders [and the [Swap Counterparty][Cap Provider]], the Trust will have good and marketable title, free and clear of all prior liens, charges and encumbrances, to the Receivables.

(o) As of the Closing Date, the Notes and each of the Basic Documents will conform in all material respects to the description thereof contained in the Registration Statement, the Preliminary Prospectus and the Final Prospectus, as then amended and supplemented.

(p) The nationally recognized accounting firm referenced in Section 7(a) is independent from the Seller and the Servicer.

(q) Neither the Trust nor the Seller is required to be registered as an "investment company" under the Investment Company Act of 1940, as amended (the "1940 Act"). In making such representation and warranty, the Trust relies on one or more of the exclusions or exemptions from the definition of "investment company" under the 1940 Act contained in [Section [●] of the 1940 Act] [Rule [●] under the 1940 Act], although there may be additional exclusions or exemptions on which the Trust may rely. The Trust is structured so as not to constitute a "covered fund" as defined in the final regulations issued December 10, 2013, implementing Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

(r) The representations and warranties of the Seller and the Servicer in the Sale and Servicing Agreement are true and correct in all material respects.

(s) Other than the Preliminary Prospectus, the Ratings Free Writing Prospectus and the Final Prospectus, neither the Seller nor the Servicer (including their respective agents and representatives other than the Underwriters in their capacity as such) has made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any "written communication" (as defined in Rule 405 under the Act) that constitutes an offer to sell or solicitation of an offer to buy the Notes.

(t) Neither the Seller nor the Servicer knows of any contract or other document of a character required to be filed as an exhibit to the Registration Statement or required to be described in the Registration Statement, the Preliminary Prospectus or the Final Prospectus, as then amended and supplemented, which is not filed (or, as applicable, will not be filed within the prescribed time period) or described as required.

(u) The Servicer has executed and delivered a written representation to each rating agency hired to rate the Notes (each a "Rating Agency," and collectively the "Rating Agencies") that it will take the actions specified in paragraphs (a)(3)(iii)(A) through (E) of Rule 17g-5 of the Securities Exchange Act of 1934, as amended ("Exchange Act") ("Rule 17g-5"), and it has

complied with each such representation, other than any breach of such representation that would not have a material adverse effect on the Noteholders.

(v)   NMAC has engaged [_____] to perform a comparison of certain information in a data tape with respect to the Receivables prepared by NMAC to certain randomly selected Receivable Files (the "Third-Party Due Diligence Services"). NMAC has not engaged any other third-party due diligence services providers with respect to the Receivables. All "third-party due diligence reports" generated in connection with the Third-Party Due Diligence Services are, as between the parties to this Agreement, deemed to have been obtained by NMAC pursuant to Rules 15Ga-2(a) and (b). NMAC has complied with all legal obligations with respect to any reports generated as a result of any such engagement pursuant to Rules 15Ga-2 and 17g-10 under the Exchange Act.

3.   <u>Purchase, Sale and Delivery of the [Underwritten] Notes</u>.

(a)   On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Seller agrees to sell to the Underwriters, and the Underwriters agree, severally and not jointly, to purchase from the Seller, the aggregate principal amounts of the [Underwritten] Notes set forth opposite the names of the Underwriters in <u>Schedule 1</u> hereto.

(b)   The [Underwritten] Notes are to be purchased by the Underwriters at a purchase price equal to (i) in the case of the [Underwritten] Class A-1 Notes, [___]% of the aggregate principal amount thereof, (ii) in the case of the [Underwritten] Class A-2[a] Notes, [___]% of the aggregate principal amount thereof, (iii) [in the case of the Underwritten Class A-2b Notes, [____]% of the aggregate principal amount thereof, (iv)] in the case of the [Underwritten] Class A-3 Notes, [___]% of the aggregate principal amount thereof, and [(iv)] in the case of the [Underwritten] Class A-4 Notes, [___]% of the aggregate principal amount thereof.

(c)   Against payment of the purchase price by wire transfer of immediately available funds to the Seller, the Seller will deliver the [Underwritten] Notes to the Representative, for the account of the Underwriters, at the office of Mayer Brown LLP, at 71 S. Wacker Drive, Chicago, Illinois 60606 or at such other place as shall be agreed upon by the Representative, the Seller and the Servicer, on [_____], at [____] [a.m.] [p.m.], New York time, or at such other time thereafter as the Representative and the Seller determine, such time being herein referred to as the "<u>Closing Date</u>." The [Underwritten] Notes to be so delivered will be initially represented by one or more securities registered in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The interests of beneficial owners of the [Underwritten] Notes will be represented by book entries on the records of DTC and participating members thereof. Definitive securities evidencing the [Underwritten] Notes will be available only under the limited circumstances set forth in the Indenture.

4.   <u>Offering by Underwriters</u>. It is understood that the several Underwriters propose to offer the [Underwritten] Notes for sale to the public as set forth in the Preliminary Prospectus and the Final Prospectus.

5.   Covenants of the Seller. The Seller covenants and agrees with the several Underwriters that:

(a)   The Seller will file the Preliminary Prospectus, the Ratings Free Writing Prospectus and the Final Prospectus with the Commission pursuant to and in accordance with Rule 424(b), Rule 433 and Rule 424(h), as applicable within the prescribed time period. If the time of effectiveness of the Initial Registration Statement is prior to the execution and delivery of this Agreement and an Additional Registration Statement is necessary to register a portion of the Notes under the Act but the time of effectiveness thereof has not occurred as of such execution and delivery, the Seller will file the Additional Registration Statement or a post-effective amendment thereto, as the case may be, with the Commission pursuant to and in accordance with Rule 462(b).

(b)   The Seller will advise the Representative promptly of any proposal to amend or supplement the registration statement as filed or the related prospectus or the Registration Statement, the Preliminary Prospectus, the Ratings Free Writing Prospectus or the Final Prospectus, and will not effect such amendment or supplementation without the Representative's consent; and the Seller will also advise the Representative promptly of the effectiveness of the Registration Statement (if the time of effectiveness of the Registration Statement is subsequent to the execution and delivery of this Agreement) and of any amendment or supplementation of the Registration Statement, the Preliminary Prospectus, the Ratings Free Writing Prospectus or the Final Prospectus and of the institution by the Commission of any stop order proceedings in respect of the Registration Statement and will use its best efforts to prevent the issuance of any such stop order and to lift such stop order as soon as possible, if issued.

(c)   The Seller will arrange for the qualification of the [Underwritten] Notes for offering and sale under the securities laws of such jurisdictions in the United States as the Representative may reasonably designate and to continue such qualifications in effect so long as necessary under such laws for the distribution of such securities; provided that in connection therewith the Seller shall not be required to qualify as a foreign corporation to do business, or to file a general consent to service of process, in any jurisdiction.

(d)   If, at any time when the delivery of a prospectus shall be required by law in connection with sales of any Notes (including delivery as contemplated by Rule 172 under the Act), either (i) any event shall have occurred as a result of which the Preliminary Prospectus, the Ratings Free Writing Prospectus or the Final Prospectus, as then amended and supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (ii) for any other reason it shall be necessary to amend or supplement the Preliminary Prospectus, the Ratings Free Writing Prospectus or the Final Prospectus, the Seller will promptly notify the Representative and will promptly prepare for review by the Representative and file with the Commission an amendment or a supplement to the Preliminary Prospectus, such Ratings Free Writing Prospectus or the Final Prospectus which will correct such statement or omission or effect such compliance. Neither your consent to, nor the Underwriters' delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7, unless such consent specifically waives such conditions.

(e)   The Seller will cause the Trust to make generally available to Holders as soon as practicable, but not later than fourteen months after the effective date of the Registration Statement, an earnings statement of the Trust covering a period of at least twelve consecutive months beginning after such effective date and satisfying the provisions of Section 11(a) of the Act (including Rule 158 promulgated thereunder); provided that this covenant may be satisfied by posting the monthly investor reports for the Trust on a publicly available website or filing such monthly investors reports with the Commission.

(f)   The Seller will furnish to the Representative copies of the Registration Statement (which will include all exhibits), the Preliminary Prospectus, the Ratings Free Writing Prospectus, the Final Prospectus and all amendments and supplements to such documents, in each case as soon as available and in such quantities as the Representative may from time to time reasonably request.

(g)   So long as any of the [Underwritten] Notes are outstanding, the Seller will furnish to the Representative copies of all reports or other communications furnished to Holders, and deliver to the Representative during such same period (i) as soon as they are available, copies of any reports furnished to or filed with the Commission and (ii) such additional information concerning the business and financial condition of the Seller and the Trust as the Representative may from time to time reasonably request; provided that this covenant may be satisfied by posting such reports or other communications on a publicly available website or filing such reports or communications with the Commission.

(h)   The Seller will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the printing (or otherwise reproducing) and filing of the Registration Statement as originally filed and of each amendment thereto; (ii) the preparation, issuance and delivery of the [Underwritten] Notes to the Underwriters; (iii) the fees and disbursements of the Seller's and the Servicer's counsel and accountants; (iv) the fees of DTC in connection with the book-entry registration of the [Underwritten] Notes; (v) the qualification of the [Underwritten] Notes under state securities law in accordance with the provisions of Section 5(c) hereof, including filing fees and the fees and disbursements of counsel to the Underwriters in connection therewith and in connection with the preparation of the blue sky survey, if required; (vi) the printing (or otherwise reproducing) and delivery to the Underwriters of copies of the Preliminary Prospectus, the Ratings Free Writing Prospectus and the Final Prospectus and any amendments or supplements thereto; (vii) the reproducing and delivery to the Underwriters of copies of the blue sky survey; and (viii) the fees charged by any Rating Agency for rating the Notes. The Underwriters shall not be responsible for the fees and disbursements of the Owner Trustee, the Indenture Trustee and their respective counsel.

(i)   Until the retirement of the [Underwritten] Notes, or until such time as the Underwriters shall cease to maintain a secondary market in the [Underwritten] Notes, whichever occurs first, the Seller will deliver to the Representative the annual statements of compliance pursuant to Section 3.09 of the Indenture and Section 4.09 of the Sale and Servicing Agreement as soon as such statements are furnished to the Indenture Trustee or Owner Trustee, as applicable; provided that this covenant may be satisfied by posting such statements on a publicly available website or filing such statements with the Commission.

(j)   On or promptly after the Closing Date, the Seller shall cause its and the Servicer's computer records relating to the Receivables to be marked to show the Trust's absolute ownership of the Receivables, and from and after the Closing Date neither the Seller nor the Servicer shall take any action inconsistent with the Trust's ownership of such Receivables, other than as permitted by the Sale and Servicing Agreement.

(k)   To the extent, if any, that the rating provided with respect to the Notes by any Rating Agency is conditional upon the furnishing of documents or the taking of any other actions by the Seller, the Seller shall furnish, and shall cause the Servicer to furnish, such documents and take any such other actions.

(l)   The Servicer shall comply with the representations made by it to each Rating Agency pursuant to paragraph (a)(3)(iii) of Rule 17g-5, other than any breach of such representation that would not have a material adverse effect on the Noteholders.

6.   <u>Covenants of the Underwriters</u>.

(a)   Each of the Underwriters severally, and not jointly, covenants and agrees with the Seller that other than the Preliminary Prospectus, the Ratings Free Writing Prospectus and the Final Prospectus, without the Servicer's prior written approval, such Underwriter has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any "written communication" (as defined in Rule 405 under the Act) relating to the offer and sale of the [Underwritten] Notes that would constitute a "prospectus" or a "free writing prospectus," each as defined in the Act or the Rules and Regulations thereunder, including, but not limited to any "ABS informational and computational materials" as defined in Item 1101(a) of Regulation AB under the Act; *provided*, *however*, that (i) each Underwriter may prepare and convey one or more "written communications" (as defined in Rule 405 under the Act) containing no more than the following: (A) information contemplated by Rule 134 under the Act and included or to be included in the Preliminary Prospectus, the Ratings Free Writing Prospectus or the Final Prospectus, including but not limited to, information relating to the class, size, weighted average life, rating, expected final payment date, legal maturity date, and/or the final price of the [Underwritten] Notes, as well as a column or other entry showing the status of the subscriptions for the [Underwritten] Notes and/or expected pricing parameters of the [Underwritten] Notes, (B) an Intex CDI file that does not contain any Issuer Information (as defined below) other than Issuer Information included in the Preliminary Prospectus or the Ratings Free Writing Prospectus previously filed with the Commission or other written communication containing no more than the following: information contemplated by Rule 134 under the Act and included or to be included in the Preliminary Prospectus, the Ratings Free Writing Prospectus or the Final Prospectus, as well as a column or other entry showing weighted average life, the status of the subscriptions for the Notes and/or expected pricing parameters of the Notes, (C) information customarily included in confirmations of sales of securities and notices of allocations and (D) information regarding the credit ratings assigned to the Notes by the Rating Agencies (each such written communication, an "Underwriter Free Writing Prospectus"); and (ii) unless otherwise consented to by the Seller or the Servicer, no such Underwriter Free Writing Prospectus shall be conveyed in a manner reasonably designed to lead to its broad unrestricted dissemination such that, as a result of such conveyance, the Seller or the Servicer shall be required to make any filing of such Underwriter Free Writing Prospectus

pursuant to Rule 433(d) under the Act. As used herein, the term "Issuer Information" means any information of the type specified in clauses (1) - (5) of footnote 271 of Commission Release No. 33-8591 (Securities Offering Reform), other than Underwriter Derived Information. As used herein, the term "Underwriter Derived Information" shall refer to information of the type described in clause (5) of footnote 271 of Commission Release No. 33-8591 (Securities Offering Reform) when prepared by any Underwriter, including traditional computational and analytical materials prepared by the Underwriter.

(b)   Each Underwriter, severally and not jointly, covenants with the Seller and the Servicer that on or prior to the Closing Date, and thereafter, to the extent applicable, so long as it is acting as an "underwriter" as defined in Section 2(a)(11) of the Act with respect to the [Underwritten] Notes, it (a) has not delivered and will not deliver any Rating Information (as defined below) to any Rating Agency or any other "nationally recognized statistical rating organization" (within the meaning of the Exchange Act), and (b) has not participated and will not participate in any oral communication of Rating Information with any Rating Agency or any other "nationally recognized statistical rating organization" (within the meaning of the Exchange Act) unless a designated representative from the Servicer participates in such communication; provided, however, that if an Underwriter receives an oral communication from a Rating Agency, such Underwriter is authorized to inform such Rating Agency that it will respond to the oral communication with a designated representative from the Servicer or refer such Rating Agency to the Servicer, who will respond to the oral communication. "Rating Information" means any oral or written information provided to a Rating Agency for the purpose of (i) determining the initial credit rating for the Notes, including information about the characteristics of the Receivables and the legal structure of the Notes, or (ii) undertaking credit rating surveillance on the Notes, including information about the characteristics and performance of the Receivables.

(c)   Each Underwriter represents that it has not engaged any person to provide third-party "due diligence services" (as defined in Rule 17g-10 under the Exchange Act) relating to the Notes.

7.   <u>Conditions of the Obligations of the Underwriters</u>. The obligations of the several Underwriters to purchase and pay for the [Underwritten] Notes will be subject to the accuracy of the representations and warranties on the part of the Seller and the Servicer herein on the date hereof and at the Closing Date, to the accuracy of the statements of officers of the Seller and the Servicer made pursuant to the provisions hereof, to the performance by the Seller and the Servicer of their respective obligations hereunder and to the following additional conditions precedent:

(a)   At the time this Agreement is executed and delivered by the Seller and at the Closing Date, a nationally recognized accounting firm who are independent public accountants shall have furnished to the Representative letters dated respectively as of the date of this Agreement and as of the Closing Date substantially in the forms of the drafts to which the Representative previously agreed.

(b)   If the time of effectiveness of the Initial Registration Statement is not prior to the execution and delivery of this Agreement, such time of effectiveness shall have occurred not

later than [_____] [a.m.] [p.m.], New York time, on the date of this Agreement or such later date as shall have been consented to by the Representative. If the time of effectiveness of the Initial Registration Statement is prior to the execution and delivery of this Agreement, the Preliminary Prospectus, the Ratings Free Writing Prospectus and the Final Prospectus and all amendments and supplements thereto shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) of this Agreement. If the time of effectiveness of the Additional Registration Statement (if any) is not prior to the execution and delivery of this Agreement, such time of effectiveness shall have occurred not later than [_____] [a.m.] [p.m.], New York time, on the date of this Agreement or, if earlier, the time the Final Prospectus is printed and distributed to any Underwriter, or shall have occurred at such later date as shall have been consented to by the Representative. Prior to the Closing Date, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Seller, shall be contemplated by the Commission.

(c)   The Underwriters shall have received an officers' certificate, dated the Closing Date, signed by the Chairman of the Board, the President or any Vice President and by a principal financial or accounting officer of the Seller representing and warranting that, to the best of such officers' knowledge after reasonable investigation, as of the Closing Date:

(i)   The representations and warranties of the Seller in this Agreement are true and correct in all material respects, that the Seller has complied with all agreements and satisfied in all material respects all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date, that no stop order suspending the effectiveness of any Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the best of their knowledge, are contemplated by the Commission.

(ii)   Except as otherwise set forth therein, there has been no material adverse change, since the respective dates as of which information is given in the Preliminary Prospectus or the Final Prospectus (as then amended and supplemented), in the condition, financial or otherwise, earnings or business affairs, whether or not arising out of the ordinary course of business, of the Seller or any of its affiliates (as such term is defined in Rule 501(b) under the Act) (each, an "Affiliate"), or in the ability of such entity to perform its obligations under each Basic Document to which it is a party or by which it may be bound. Except as otherwise indicated by the context, all references to the term "material" in this Agreement that refer to the Seller or its Affiliates, or any of them, shall be interpreted in proportion to the business of the Servicer and its consolidated subsidiaries, as a whole, and not in proportion to the business of the Seller or its Affiliate(s) individually.

(d)   The Underwriters shall have received an officers' certificate, dated the Closing Date, signed by the Chairman of the Board, the President or any Vice President and by a principal financial or accounting officer of the Servicer representing and warranting that, to the best of such officers' knowledge after reasonable investigation, as of the Closing Date:

(i)   The representations and warranties of the Servicer in this Agreement are true and correct in all material respects, that the Servicer has complied with all

agreements and satisfied, in all material respects, all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date, that no stop order suspending the effectiveness of any Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the best of their knowledge, are contemplated by the Commission.

(ii)   Except as otherwise set forth therein, there has been no material adverse change, since the respective dates as of which information is given in the Preliminary Prospectus or the Final Prospectus (as then amended and supplemented), in the condition, financial or otherwise, earnings or business affairs, whether or not arising out of the ordinary course of business, of the Servicer or any of its Affiliates, or the ability of such entity to perform its obligations under each Basic Document to which it is a party or by which it may be bound. Except as otherwise indicated by the context, all references to the term "material" in this Agreement that refer to the Servicer or its Affiliates, or any of them, shall be interpreted in proportion to the business of the Servicer and its consolidated subsidiaries, as a whole, and not in proportion to the business of the Servicer or its Affiliate(s) individually.

(e)   Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development involving a prospective change, in or affecting particularly the business or properties of the Seller, Nissan North America, Inc. ("NNA") or the Servicer which, in the judgment of the Representative, materially impairs the investment quality of the [Underwritten] Notes or makes it impractical or inadvisable to proceed with completion of the sale of and payment for the [Underwritten] Notes; (ii) any suspension of trading of any securities of NNA on any exchange or in any over the counter market; (iii) any suspension or limitation of trading in securities generally on the New York Stock Exchange or any setting of minimum prices for trading on such exchange; (iv) any material disruption in commercial banking, securities entitlement or clearance services in the United States; (v) any banking moratorium declared by federal or New York authorities; or (vi) any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if, in the judgment of the Representative, the effect of any such outbreak, escalation, declaration, calamity or emergency makes it impractical or inadvisable to proceed with completion of the sale of and payment for the [Underwritten] Notes.

(f)   At the Closing Date, Alan Hunn, Esq., General Counsel of the Seller and the Servicer, or other counsel satisfactory to the Representative in its reasonable judgment, shall have furnished to the Representative such counsel's written opinion, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriters and counsel to the Underwriters.

(g)   At the Closing Date, Mayer Brown LLP, special counsel to the Seller and the Servicer, shall have furnished to the Representative their written opinion, dated as of the Closing Date, with respect to general corporate matters, the validity of the Notes, the Registration Statement and the Prospectus, the effectiveness of such Registration Statement and the information contained in each of the Registration Statement and the Prospectus, in form and substance reasonably satisfactory to the Underwriters and counsel to the Underwriters.

(h)   At the Closing Date, Mayer Brown LLP, or such counsel as may be reasonably acceptable to the Underwriters, shall have furnished their written opinion, dated the Closing Date, with respect to the characterization of the transfer of the Receivables by the Servicer to the Seller and with respect to other bankruptcy and perfection of security interest matters, in form and in substance reasonably satisfactory to the Underwriters and counsel to the Underwriters.

(i)   At the Closing Date, [_____], counsel to the Underwriters, shall have furnished their written opinion dated the Closing Date, with respect to the validity of the Notes and such other related matters as the Representative shall require, in form and substance reasonably satisfactory to the Underwriters, and the Seller shall have furnished or caused to be furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

(j)   At the Closing Date, [_____], counsel to the Trust and the Owner Trustee, shall have furnished their written opinion addressed to you, the Seller and the Servicer, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriters and counsel to the Underwriters.

(k)   At the Closing Date, [_____], counsel to the Indenture Trustee, shall have furnished their written opinions, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriters and counsel to the Underwriters.

(l)   The Representative shall have received an officer's certificate dated the Closing Date of the Chairman of the Board, the President or any Vice President and by a principal financial or accounting officer of each of the Seller and the Servicer in which each such officer shall state that, to the best of such officer's knowledge after reasonable investigation, the representations and warranties of the Seller or the Servicer, as applicable, contained in the Sale and Servicing Agreement and the representations and warranties of the Servicer or the Seller, as applicable, contained in the Purchase Agreement are true and correct in all material respects and that the Seller or the Servicer, as applicable, has complied with all agreements and satisfied all conditions on its part to be performed or satisfied under such agreements at or prior to the Closing Date in all material respects.

(m)   The Representative shall have received evidence of ratings letters that assign the ratings to the [Underwritten] Notes as specified in the Ratings Free Writing Prospectus.

(n)   On or prior to the Closing Date, the Seller shall have furnished to the Representative such further certificates and documents as the Representative shall reasonably have required.

(o)   At the Closing Date, the Representative shall have received an opinion of [_____], special Tennessee counsel to the Seller and the Servicer, dated the Closing Date, in form and substance reasonably satisfactory to the Underwriters and counsel to the Underwriters.

(p)   [The Representative shall have receive an opinion of special counsel to the [Swap Counterparty][Cap Provider], dated the Closing Date and satisfactory in form and substance to

the Representative and its counsel, with respect to the enforceability of the Interest Rate [Swap][Cap] Agreement(s).]

8.   Indemnification and Contribution.

(a)   The Seller and the Servicer shall, jointly and severally, indemnify and hold each Underwriter, and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act (each, a "Control Person") harmless against any losses, claims, damages or liabilities, joint or several, to which such Underwriter or Control Person may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Preliminary Prospectus (it being understood that such indemnification with respect to the Preliminary Prospectus does not include the omission of pricing and price-dependent information, which information shall of necessity appear only in the Final Prospectus), the Ratings Free Writing Prospectus, the Final Prospectus, any Form ABS-15G furnished to the Commission on EDGAR with respect to the transactions contemplated by this Agreement (each, a "Furnished ABS-15G") or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter and Control Person for any legal or other expenses reasonably incurred by such Underwriter or Control Person in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; *provided*, *however*, that neither the Seller nor the Servicer will be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with the Underwriter Information (as defined below).

(b)   Each Underwriter shall, severally and not jointly, indemnify and hold harmless the Seller and the Servicer against any losses, claims, damages or liabilities to which the Seller or the Servicer may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Preliminary Prospectus, the Ratings Free Writing Prospectus, the Final Prospectus, any Furnished ABS-15G or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished to the Seller or the Servicer by such Underwriter through the Representative specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by the Seller or the Servicer in connection with investigating or defending any such action or claim as such expenses are incurred. The Seller and the Servicer acknowledge and agree that the only such information furnished to the Seller or the Servicer by any Underwriter through the Representatives consists of the following: the statements in [(i) the second paragraph (concerning initial offering prices, concessions and reallowances) and (ii) the eighth paragraph (concerning stabilizing and other

activities) under the heading "Underwriting" in each of the Preliminary Prospectus and the Prospectus (collectively, the "Underwriter Information").]

(c)   If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the "Indemnified Party") shall promptly notify the person against whom such indemnity may be sought (the "Indemnifying Party") in writing of the commencement thereof, but the omission to so notify the Indemnifying Party will not relieve it from any liability which it may have to any Indemnified Party otherwise than under such preceding paragraphs, and with respect to such preceding paragraphs, any such omission shall not relieve it from any liability except to the extent it has been materially prejudiced by such omission. In case any such action is brought against any Indemnified Party and it notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to participate therein and, to the extent that it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party (who may be counsel to the Indemnifying Party) and after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof and after acceptance of counsel by the Indemnified Party, the Indemnifying Party will not be liable to such Indemnified Party under this Section for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the contrary, (ii) the Indemnified Party has reasonably concluded (based upon advice of counsel to the Indemnified Party) that there may be legal defenses available to it or other Indemnified Parties that are different from or in addition to those available to the Indemnifying Party, (iii) a conflict or potential conflict exists (based upon advice of counsel to the Indemnified Party) between the Indemnified Party and the Indemnifying Party (in which case the Indemnifying Party will not have the right to direct the defense of such action on behalf of the Indemnified Party) or (iv) the Indemnifying Party has elected to assume the defense of such proceeding but has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Party. The Indemnifying Party shall not, with respect to any action brought against any Indemnified Party, be liable for the fees and expenses of more than one firm (in addition to any local counsel) for all Indemnified Parties, and all such fees and expenses shall be reimbursed within a reasonable period of time as they are incurred. Any separate firm appointed for the Underwriters and any Control Person in accordance with this subsection (c) shall be designated in writing by the Representative, and any such separate firm appointed for the Seller or the Servicer, its respective directors, officers who sign the Registration Statement and Control Persons in accordance with this subsection (c) shall be designated in writing by the Seller or the Servicer, as the case may be. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, with respect to an action of which the Indemnifying Party was notified and had the opportunity to participate in (whether or not it chose to so participate), the Indemnifying Party agrees to indemnify any Indemnified Party from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested an Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated by the fourth

sentence of this paragraph, the Indemnifying Party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after actual receipt by a legal officer of such Indemnifying Party of the aforesaid request, and during such 60 day period the Indemnifying Party has not responded thereto, and (ii) such Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement (x) includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding and (y) does not include a statement as to or admission of fault, culpability or a failure to act by or on behalf of such Indemnified Party.

(d)   If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an Indemnified Party under subsection (a) or (b) above, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above in such proportion as is appropriate to reflect the relative benefits received by the Seller and the Servicer on the one hand and the Underwriters on the other from the offering of the [Underwritten] Notes. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each Indemnifying Party shall contribute to such amount paid or payable by such Indemnified Party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Seller and the Servicer on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Seller and the Servicer on the one hand and the Underwriters on the other shall be deemed to be in the same proportion that the total net proceeds from the offering (before deducting expenses) received by the Seller and the Servicer bear to the total underwriting discounts and commissions received by the Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Seller or the Servicer or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Seller, the Servicer and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the [Underwritten] Notes underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of

such fraudulent misrepresentation. The Underwriters' obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.

(e)   The obligations of the Seller and the Servicer under this Section shall be in addition to any liability which the Seller or the Servicer may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Underwriters and to each person, if any, who controls any Underwriter within the meaning of the Act; and the obligations of the Underwriters under this Section shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director of the Seller or the Servicer, to each officer of the Seller or the Servicer who has signed the Registration Statement and to each person, if any, who controls the Seller or the Servicer within the meaning of the Act.

9.   Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Seller, the Servicer or their respective officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation or statement as to the results thereof made by or on behalf of any Underwriter, the Seller or the Servicer or any of their respective representatives, officers or directors or any Control Person, and will survive delivery of and payment for the [Underwritten] Notes. If this Agreement is terminated pursuant to Section 10 or if for any reason the purchase of the [Underwritten] Notes by the Underwriters is not consummated, the Seller shall remain responsible for the expenses to be paid or reimbursed by it pursuant to Section 5, and the respective obligations of the Seller and the Underwriters pursuant to Section 8 shall remain in effect. If the purchase of the [Underwritten] Notes by the Underwriters is not consummated for any reason other than solely because of the termination of this Agreement pursuant to Section 10, the Seller will reimburse the Underwriters for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the [Underwritten] Notes.

10.   Failure to Purchase the [Underwritten] Notes. If any Underwriter or Underwriters default on their obligations to purchase the [Underwritten] Notes hereunder and the aggregate principal amount of [Underwritten] Notes that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total principal amount of such [Underwritten] Notes, the Representative may make arrangements satisfactory to the Seller for the purchase of such Notes by other persons, including the nondefaulting Underwriter or Underwriters, but if no such arrangements are made by the Closing Date, the nondefaulting Underwriter or Underwriters shall be obligated, in proportion to their commitments hereunder, to purchase the [Underwritten] Notes that such defaulting Underwriter or Underwriters agreed but failed to purchase. If any Underwriter or Underwriters so default and the aggregate principal amount of the [Underwritten] Notes with respect to which such default or defaults occur exceeds 10% of the total principal amount of the [Underwritten] Notes, as applicable, and arrangements satisfactory to the nondefaulting Underwriter or Underwriters and the Seller for the purchase of such [Underwritten] Notes by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Seller, except as provided in Section 9.

As used in this Agreement, the term "Underwriter" includes any person substituted for an Underwriter under this Section. Nothing herein will relieve a defaulting Underwriter or Underwriters from liability for its default.

11.   Notices. All communications hereunder will be in writing and (i) if sent to the Representative or the Underwriters will be mailed, delivered, sent by facsimile transmission or by e-mail and confirmed to [●], Attention [●], facsimile number [●], email [●], and (ii) if sent to the Seller, will be mailed, delivered, sent by facsimile or by e-mail transmission and confirmed to it at Nissan Auto Receivables Corporation II, One Nissan Way, Franklin, TN 37067, Attention Treasurer (facsimile number [●]) (e-mail [●]), or, as to each of the foregoing, at such other address, facsimile number or e-mail address as shall be designated by written notice to the other party; provided that all reports, statements or other communications deliverable to the Representative or the Underwriters hereunder shall be deemed to be delivered if a copy of such report, statement or other communication has been posted on a publicly available website or filed with the Commission.

12.   No Bankruptcy Petition. Each Underwriter agrees that, prior to the date which is one year and one day after the payment in full of all securities issued by the Seller or by a trust for which the Seller was the depositor which securities were rated by any nationally recognized statistical rating organization, it will not institute against, or join any other person in instituting against, the Seller any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under any federal or state bankruptcy or similar law.

13.   Successors. This Agreement will inure to the benefit of and be binding upon the Underwriters and the Seller and their respective successors and the officers and directors and Control Persons referred to in Section 8, and no other person will have any right or obligations hereunder.

14.   Representation of Underwriters. The Representative will act for the several Underwriters in connection with the transactions described in this Agreement, and any action taken by the Representative under this Agreement will be binding upon all the Underwriters.

15.   Representations, Warranties and Covenants of Underwriters. With respect to any offers or sales of the [Underwritten] Notes outside the United States (and solely with respect to any such offers and sales) each Underwriter severally and not jointly makes the following representations, warranties and covenants:

(a)   Each Underwriter represents and agrees that it will comply with all applicable laws and regulations in each jurisdiction in which it purchases, offers or sells the [Underwritten] Notes or possesses or distributes the Preliminary Prospectus or the Final Prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of [Underwritten] Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales and neither the Seller or the Servicer shall have any responsibility therefor;

(b)   No action has been or will be taken by such Underwriter that would permit public offering of the [Underwritten] Notes or possession or distribution of any offering material in

relation to the [Underwritten] Notes in any jurisdiction where action for that purpose is required unless the Seller or the Servicer has agreed to such actions and such actions have been taken;

(c)   Each Underwriter represents and agrees that it will not offer, sell or deliver any of the [Underwritten] Notes or distribute any such offering material in or from any jurisdiction except under circumstances that will result in compliance with applicable laws and regulations and that will not impose any obligation on the Seller or the Servicer or the Underwriters;

(d)   Such Underwriter acknowledges that it is not authorized to give any information or make any representation in relation to the [Underwritten] Notes other than (i) oral communications that are consistent with the Preliminary Prospectus, the Ratings Free Writing Prospectus or the Final Prospectus and would not cause the Trust, the Seller or the Servicer to incur liability, (ii) those contained or incorporated by reference in the Preliminary Prospectus, the Ratings Free Writing Prospectus or the Final Prospectus for the Notes, (iii) an Underwriter Free Writing Prospectus in accordance with Section 6 of this Agreement, or (iv) such additional information, if any, as the Seller or the Servicer shall, in writing, provide to and authorize such Underwriter so to use and distribute to actual and potential purchasers of the [Underwritten] Notes.

(e)   Each Underwriter has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 ("FSMA") with respect to anything done by such Underwriter in relation to the [Underwritten] Notes in, from or otherwise involving the United Kingdom; and

(f)   Each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any securities in circumstances in which Section 21(1) of the FSMA does not apply to the Seller.

(g)   Each Underwriter, severally and not jointly, represents to the Seller and the Servicer that as of the date of this Agreement, it (a) has not delivered any Rating Information to any Rating Agency or any other "nationally recognized statistical rating organization" (within the meaning of the Exchange Act), and (b) has not participated in any oral communication of Rating Information with any Rating Agency or any other "nationally recognized statistical rating organization" (within the meaning of the Exchange Act) unless a designated representative from the Servicer participated in such communication.

(h)   In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a "Relevant Member State"), each Underwriter represents and agrees that, with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive; provided that no such offer of notes shall require any Underwriter to publish a prospectus

pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this Section 15(h), the expression an "offer of notes to the public" in relation to any [Underwritten] Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the [Underwritten] Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

16.   Acknowledgment. Each of the Seller and the Servicer hereby acknowledges and agrees that pursuant to this Agreement that the Underwriters are acting solely in the capacity of an arm's length contractual counterparty to the Seller and the Servicer with respect to the offering of the [Underwritten] Notes contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Seller, the Servicer or any other Person. Additionally, neither the Representative nor any other Underwriter is advising the Seller, the Servicer or any other Person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. Each of the Seller and the Servicer shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Seller or the Servicer with respect thereto. Any review by the Underwriters of the Seller, the Servicer, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Seller or the Servicer.

17.   **APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).**

18.   Counterparts. This Agreement may be executed by each of the parties hereto in any number of counterparts, and by each of the parties hereto on separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

[*remainder of page intentionally left blank*]

If the foregoing is in accordance with your understanding, please sign and return to us a counterpart hereof, whereupon it will become a binding agreement among the Seller, the Servicer and the several Underwriters in accordance with its terms.

Very truly yours,

NISSAN AUTO RECEIVABLES
CORPORATION II

By:_____
    Name:
    Title:

NISSAN MOTOR ACCEPTANCE
CORPORATION

By:_____
    Name:
    Title:

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written:

[_____],
not in its individual capacity, but solely as
Representative of the several Underwriters

By: _____
Name:
Title:

Acting on behalf of itself and as Representative of the Several Underwriters.

SCHEDULE 1

Underwriters	Principal Amount of Class A-1 Notes	Principal Amount of Class A-2[a] Notes	[Principal Amount of Class A-2b Notes]	Principal Amount of Class A-3 Notes	Principal Amount of Class A-4 Notes
[_____].	$ [____]	$ [____]	$ [____]	$ [____]	$ [____]
[_____].	$ [____]	$ [____]	$ [____]	$ [____]	$ [____]
[_____].	$ [____]	$ [____]	$ [____]	$ [____]	$ [____]
[_____].	$ [____]	$ [____]	$ [____]	$ [____]	$ [____]
[_____].	$ [____]	$ [____]	$ [____]	$ [____]	$ [____]
[_____].	$ [____]	$ [____]	$ [____]	$ [____]	$ [____]
[_____].	$ [____]	$ [____]	$ [____]	$ [____]	$ [____]
[_____].	$ [____]	$ [____]	$ [____]	$ [____]	$ [____]
Total....................	**$ [____]**	**$ [____]**	**$ [____]**	**$ [____]**	**$ [____]**

Exhibit 4.1

INDENTURE

NISSAN AUTO RECEIVABLES 20[   ]-[ ] OWNER TRUST,

as Issuer

and

[_____],

as Indenture Trustee

Dated as of [_____]

TABLE OF CONTENTS

Page

(Nissan 20[ ]-[ ] Indenture)

713595492 14466653

(Nissan 20[ ]-[ ] Indenture)

713595492 14466653

TABLE OF CONTENTS
(continued)

Page

TIA Section	Indenture Section

CROSS-REFERENCE TABLE
(not part of this Indenture)

(§)310(a) (1)	6.11
(a) (2)	6.11
(a) (3)	6.10(b)(1)
(a) (4)	N.A.
(a) (5)	6.11
(b)	5.04
	6.08
	6.11
(c)	N.A.
(§)311(a)	6.12
(b)	6.12
(c)	N.A.
(§)312(a)	7.01
(b)	7.01
	7.02(b)
(c)	7.02(c)
(§)313(a)	7.04
(b) (1)	N.A.
(b) (2)	7.04
(c)	7.04
	11.04
(d)	7.04
(§)314(a)	7.03
	3.09
	11.04
	7.04
(b)	3.06
	11.14
(c) (1)	11.01
	6.02
	8.05(b)
(c) (2)	11.01
	3.06
	3.10
	6.02
	8.05(b)
	8.06
(c) (3)	11.01
(d)	11.01(c)

N.A. means not applicable

(Nissan 20[   ]-[   ] Indenture)

INDENTURE dated as of [_____] (this "<u>Indenture</u>"), between NISSAN AUTO RECEIVABLES 20[   ]-[ ] OWNER TRUST, a Delaware statutory trust (the "Issuer"), and [_____], a [_____], as trustee and not in its individual capacity (the "<u>Indenture Trustee</u>").

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of (i) the Holders of the Issuer's [_____]% Asset Backed Notes, Class A-1 (the "<u>Class A-1 Notes</u>"), [_____]% Asset Backed Notes, Class A-2[a] (the "<u>Class A-2[a] Notes</u>"), [[_____]% Asset Backed Notes, Class A-2b (the "<u>Class A-2b Notes</u>," and together with the Class A-2a Notes, the "<u>Class A-2 Notes</u>"),] [_____]% Asset Backed Notes, Class A-3 (the "<u>Class A-3 Notes</u>"), [_____]% Asset Backed Notes, Class A-4 (the "<u>Class A-4 Notes</u>", and together with the Class A-4a Notes, the "<u>Class A-4 Notes</u>," and collectively with the Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes, the "<u>Notes</u>")[, and (ii) the [Swap Counterparty][Cap Provider]]:

GRANTING CLAUSE

The Issuer hereby Grants to the Indenture Trustee at the Closing Date, as Indenture Trustee for the benefit of the Holders of the Notes [and the Swap Counterparty] all of the Issuer's right, title and interest, whether now owned or hereafter acquired, in and to the following (collectively, the "<u>Collateral</u>"):

(i)   the Receivables (including all related Receivable Files) and all monies due thereon or paid thereunder or in respect thereof after the Cut-off Date;

(ii)   the Accounts and amounts on deposit in the Accounts;

(iii)   the security interests in the Financed Vehicles granted by the Obligors pursuant to the Receivables and any related property;

(iv)   any proceeds from claims on any physical damage, credit life, credit disability or other insurance policies covering the Financed Vehicles or the Obligors;

(v)   payments in respect of any Dealer Recourse with respect to the Receivables;

(vi)   the Sale and Servicing Agreement, the Purchase Agreement and the Assignment;

(vii)   the right of the Issuer to realize upon any property (including the right to receive future Net Liquidation Proceeds) that shall have secured a Receivable;

(viii)   rebates of premiums and other amounts relating to insurance policies and other items financed under the Receivables in effect as of the Cut-off Date;

(ix)   [the rights of the Issuer under the Interest Rate [Swap][Cap] Agreement(s);]

(x)   all other assets comprising the Owner Trust Estate; and

(xi)   all proceeds of the foregoing.

The foregoing Grant is made in trust to secure the payment of principal of and interest on, and any other amounts owing in respect of, the Notes, equally and ratably without prejudice, priority or distinction, [to secure payments of amounts payable by the Issuer to the Swap Counterparty under the Interest Rate Swap Agreement(s),] and to secure compliance with the provisions of this Indenture, and subject to the subordinate claims thereon of the Holders of the Certificates, all as provided in this Indenture.

The Indenture Trustee, as Indenture Trustee on behalf of the Holders of the Notes [and the Swap Counterparty], acknowledges such Grant, accepts the trusts under this Indenture in accordance with the provisions of this Indenture and agrees to perform its duties required in this Indenture to the best of its ability to the end that the interests of the Holders of the Notes may be adequately and effectively protected.

ARTICLE I
Definitions and Incorporation by Reference

SECTION 1.01 Definitions. Except as otherwise specified herein or if the context may otherwise require, capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Sale and Servicing Agreement, dated as of the date hereof (the "Sale and Servicing Agreement"), by and among Nissan Auto Receivables Corporation II, as seller, Nissan Motor Acceptance Corporation, as servicer, and the Issuer.

SECTION 1.02 Usage of Terms. With respect to all terms in this Indenture, the singular includes the plural and the plural the singular; words importing any gender include the other genders; references to "writing" include printing, typing, lithography and other means of reproducing words in a visible form; references to agreements and other contractual instruments include all subsequent amendments, amendments and restatements and supplements thereto or changes therein entered into in accordance with their respective terms and not prohibited by this Indenture; references to Persons include their permitted successors and assigns; references to laws include their amendments and supplements, the rules and regulations thereunder and any successors thereto; and the term "including" means "including without limitation."

SECTION 1.03 Incorporation by Reference of Trust Indenture Act. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

"Commission" means the Securities and Exchange Commission.

"indenture securities" means the Notes.

"indenture security holder" means a Noteholder.

"indenture to be qualified" means this Indenture.

"indenture trustee" or "institutional trustee" means the Indenture Trustee.

"obligor" on the indenture securities means the Issuer and any other obligor on the indenture securities.

All other TIA terms used in this Indenture that are defined in the TIA, defined in the TIA by reference to another statute or defined by Commission rule have the meanings so assigned to them.

ARTICLE II
The Notes

SECTION 2.01 Form. The Class A-1 Notes, the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes and the Class A-4 Notes, in each case, together with the Indenture Trustee's certificate of authentication, shall be in substantially the form set forth as Exhibit A, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution thereof. Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

The Definitive Notes shall be typewritten, printed, lithographed or engraved or produced by any combination of these methods (with or without steel engraved borders), all as determined by the officers executing such Notes, as evidenced by their execution of such Notes.

Each Note shall be dated the date of its authentication. The terms of the Notes set forth in Exhibit A are part of the terms of this Indenture.

SECTION 2.02 Execution, Authentication and Delivery. The Notes shall be executed on behalf of the Issuer by any of its Authorized Officers. The signature of any such Authorized Officer on the Notes may be manual or facsimile. Notes bearing the manual or facsimile signature of individuals who were at any time Authorized Officers of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes. The Indenture Trustee shall upon Issuer Order authenticate and deliver the Class A-1 Notes for original issue in an aggregate principal amount of $[_____], the Class A-2[a] Notes for original issue in an aggregate principal amount of $[_____], [the Class A-2b Notes for original issue in an aggregate principal amount of $[_____],] the Class A-3 Notes for original issue in an aggregate principal amount of $[_____], and the Class A-4 Notes for original issue in an aggregate principal amount of $[_____]. The aggregate principal amount of the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes outstanding at any time may not exceed such respective amounts except as provided in Section 2.05. The Notes shall be issuable as registered Notes in minimum denominations of $25,000 and any integral multiple of $1,000 in excess thereof; provided that any Retained Notes shall be issued as Definitive Notes and the holder of such Retained Notes shall be a Note Owner and a Noteholder for all purposes of this Indenture. Each Note shall be dated the date of its authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose, unless there appears on such Note a certificate of authentication substantially in the form included in Exhibit A, as the case may be, executed by the Indenture Trustee by the manual or facsimile signature of one of its authorized signatories, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

SECTION 2.03 Temporary Notes. Pending the preparation of Definitive Notes, the Issuer may execute, and upon receipt of an Issuer Order the Indenture Trustee shall authenticate and deliver, temporary Notes that are printed, lithographed, typewritten, mimeographed or otherwise produced, of the tenor of the Definitive Notes in lieu of which they are issued and with such variations not inconsistent with the terms of this Indenture as the officers executing such Notes may determine, as evidenced by their execution of such Notes. If temporary Notes are issued, the Issuer will cause Definitive Notes to be prepared without unreasonable delay. After the preparation of Definitive Notes, the temporary Notes shall be exchangeable for Definitive Notes upon surrender of the temporary Notes at the office or agency of the Issuer to be maintained as provided in Section 3.02, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes of any Class, the Issuer shall execute, and the Indenture Trustee shall authenticate and deliver in exchange therefor, a like principal amount of Definitive Notes of such Class of authorized denominations. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits under this Indenture as Definitive Notes.

SECTION 2.04 Registration; Registration of Transfer and Exchange.

(a)   The Note Registrar shall maintain a Note Register in which, subject to such reasonable regulations as it may prescribe, the Note Registrar shall provide for the registration of Notes and transfers and exchanges of Notes as provided in this Indenture. The Indenture Trustee is hereby initially appointed Note Registrar for the purpose of registering Notes and transfers and exchanges of Notes as provided in this Indenture. In the event that, subsequent to the Closing Date, the Indenture Trustee notifies the Issuer that it is unable to act as Note Registrar, the Issuer shall appoint another bank or trust company, having an office or agency located in [_____], agreeing to act in accordance with the provisions of this Indenture applicable to it, and otherwise acceptable to the Indenture Trustee, to act as successor Note Registrar under this Indenture.

If a Person other than the Indenture Trustee is appointed by the Issuer as Note Registrar, the Issuer will give the Indenture Trustee prompt written notice of the appointment of such Note Registrar and of the location, and any change in the location, of the Note Register, and the Indenture Trustee shall have the right to inspect the Note Register at all reasonable times and to obtain copies thereof, and the Indenture Trustee shall have the right to rely upon a certificate executed on behalf of the Note Registrar by an Executive Officer thereof as to the names and addresses of the Holders of the Notes and the principal amounts and number of such Notes.

(b)   Upon the proper surrender for registration of transfer of any Note at the office or agency of the Issuer to be maintained as provided in Section 3.02, the Issuer shall execute, and the Indenture Trustee shall authenticate in the name of the designated transferee or

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transferees, one or more new Notes of the same Class in authorized denominations of a like aggregate principal amount.

(c)   At the option of the Holder, Notes may be exchanged for other Notes of the same Class in any authorized denominations, of a like aggregate principal amount, upon surrender of the Notes to be exchanged at such office or agency. Whenever any Notes are so surrendered for exchange, the Issuer shall execute, and the Indenture Trustee shall authenticate and the Noteholder shall obtain from the Indenture Trustee, the Notes which the Noteholder making the exchange is entitled to receive. Every Note presented or surrendered for registration of transfer or exchange shall be accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee and the Note Registrar duly executed by the Holder thereof or his attorney duly authorized in writing.

(d)   No service charge shall be made for any registration of transfer or exchange of Notes, but the Indenture Trustee may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of Notes.

(e)   All Notes surrendered for registration of transfer or exchange shall be canceled and subsequently destroyed by the Indenture Trustee.

(f)   By acquiring a Note (or any interest therein), each Note Owner will be deemed to represent, warrant and covenant that either (i) it is not, and is not acquiring or holding the Note (or any interest therein) for, on behalf of or with the assets of a Benefit Plan or any other employee benefit plan or arrangement that is subject to Similar Law; or (ii) the acquisition, holding and disposition of the Note (or any interest therein) does not and will not give rise to a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any Similar Law. Each purchaser and transferee acknowledges and agrees that the Notes are not eligible for purchase by Benefit Plans at any time that the ratings on the Notes are below investment grade.

(g)   The Retained Notes, if any (or interests therein), will not be transferred (other than to a Person specified in the definition of Retained Notes) unless a written opinion of counsel, which counsel and opinion shall be acceptable to the Indenture Trustee, is delivered to the Indenture Trustee to the effect that, for federal income tax purposes, such Notes after such transfer will be treated as debt and, if there are other Notes of the same Class as such transferred Notes which are not Retained Notes prior to such transfer, for such purposes such Notes will be fungible with such other Notes of the same Class; provided, however, that fungibility need not take into account whether Notes are, or are not, Definitive Notes.

SECTION 2.05 Mutilated, Destroyed, Lost or Stolen Notes. If (i) any mutilated Note is surrendered to the Indenture Trustee, or the Indenture Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, and (ii) there is delivered to the Indenture Trustee such security or indemnity as may be required by it to hold the Issuer and the Indenture Trustee harmless, then, in the absence of notice to the Issuer, the Note Registrar or the Indenture Trustee that such Note has been acquired by a protected purchaser, the Issuer shall execute, and upon its request the Indenture Trustee shall authenticate and deliver, in exchange

for or in lieu of any such mutilated, destroyed, lost or stolen Note, a replacement Note of the same Class. In connection with the issuance of any new Note under this Section 2.05, the Issuer may require payment by the Holder of such Note of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

If, after the delivery of such replacement Note or payment of a destroyed, lost or stolen Note, a protected purchaser of the original Note in lieu of which such replacement Note was issued presents for payment such original Note, the Issuer and the Indenture Trustee shall be entitled to recover such replacement Note (or such payment) from the Person to whom it was delivered or any Person taking such replacement Note from such Person to whom such replacement Note was delivered or any assignee of such Person, except a protected purchaser, and shall be entitled to recover upon the security or indemnity provided therefor to the extent of any loss, damage, cost or expense incurred by the Issuer or the Indenture Trustee in connection therewith.

Every replacement Note issued pursuant to this Section 2.05 in replacement of any mutilated, destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Issuer, whether or not the mutilated, destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes of the same Class duly issued hereunder.

The provisions of this Section 2.05 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

SECTION 2.06 Persons Deemed Owners. Prior to due presentment for registration of transfer of any Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name any Note is registered (as of the day of determination) as the owner of such Note for the purpose of receiving payments of principal of and interest, if any, on such Note and for all other purposes whatsoever, and none of the Issuer, the Indenture Trustee or any agent of the Issuer or the Indenture Trustee shall be affected by notice to the contrary.

SECTION 2.07 Payments of Principal and Interest.

(a)   The Class A-1 Notes, the Class A-2[a] Notes, [the Class A-2b Notes,] the Class A-3 Notes and the Class A-4 Notes shall accrue interest during each Interest Period at the Class A-1 Interest Rate, the Class A-2[a] Interest Rate, [the Class A-2b Interest Rate,] the Class A-3 Interest Rate and the Class A-4 Interest Rate, respectively, and such interest shall be payable on each related Distribution Date as specified in the applicable Note by applying amounts available pursuant to Section 5.06 of the Sale and Servicing Agreement and Section 3.01 of this Indenture. Any installment of interest or principal payable on any Note that is punctually paid or duly provided for by the Issuer on the applicable Distribution Date shall be paid to the Person in whose name such Note (or one or more Predecessor Notes) is registered on the Record Date by wire transfer in immediately available funds to the account designated by such nominee, except for the final installment of principal payable with respect to such Note on a Distribution Date or on the applicable Final Scheduled Distribution Date, which shall be payable as provided below.

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(b)   The principal of each Note shall be payable in installments on each Distribution Date by applying amounts available pursuant to Section 5.06 of the Sale and Servicing Agreement. Notwithstanding the foregoing, the entire unpaid principal amount of the Notes shall be due and payable, if not previously paid, on the earlier of (i) from and after the date on which the Notes have been declared to be immediately due and payable in the manner provided in Section 5.02 in connection with an Event of Default and (ii) with respect to any Class of Notes, on the Final Scheduled Payment Date or the Redemption Date for that Class. All principal payments on each Class of Notes shall be made pro rata to the Noteholders of such Class entitled thereto. The Indenture Trustee shall notify the Person in whose name a Note is registered at the close of business on the Record Date preceding the Distribution Date on which the final installment of principal of and interest on such Note will be paid. Such notice shall be mailed or transmitted by facsimile not less than 10 nor more than 30 days prior to such final Distribution Date, shall specify that such final installment will be payable only upon presentation and surrender of such Note and shall specify the place where such Note may be presented and surrendered for payment of such installment.

SECTION 2.08 Cancellation. All Notes surrendered for payment, registration of transfer or exchange shall, if surrendered to any Person other than the Indenture Trustee, be delivered to the Indenture Trustee and shall be promptly canceled by the Indenture Trustee. The Issuer may at any time deliver to the Indenture Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and all Notes so delivered shall be promptly canceled by the Indenture Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes canceled as provided in this Section, except as expressly permitted by this Indenture. All canceled Notes may be held or disposed of by the Indenture Trustee in accordance with its standard retention or disposal policy as in effect at the time unless the Issuer shall direct by an Issuer Order that they be destroyed or returned to it; provided, that such Issuer Order is timely and the Notes have not been previously disposed of by the Indenture Trustee.

SECTION 2.09 Release of Collateral. Subject to Sections 8.05 and 11.01 and the terms of the Basic Documents, the Indenture Trustee shall release property from the lien of this Indenture only upon receipt of an Officer's Certificate, an Opinion of Counsel and Independent Certificates in accordance with TIA Sections 314(c) and 314(d)(l) or an Opinion of Counsel in lieu of such Independent Certificates to the effect that the TIA does not require any such Independent Certificates.

SECTION 2.10 Book-Entry Notes. The Notes (other than any Retained Notes), upon original issuance, will be issued in the form of typewritten Notes representing the Book-Entry Notes, to be delivered to The Depository Trust Company, the initial Clearing Agency, or a custodian therefor, by, or on behalf of, the Issuer. The Book-Entry Notes shall be registered initially on the Note Register in the name of Cede & Co., the nominee of the initial Clearing Agency, and no Note Owner thereof will receive a Definitive Note representing such Note Owner's interest in such Note (other than in the case of any Retained Notes), except as provided in Section 2.12. Except for any Retained Notes, and, otherwise, unless and until definitive, fully registered Notes (the "Definitive Notes") have been issued to such Note Owners pursuant to Section 2.12:

(a)   the provisions of this Section shall be in full force and effect;

(b)   the Note Registrar and the Indenture Trustee shall be entitled to deal with the Clearing Agency for all purposes of this Indenture (including the payment of principal of and interest on the Notes and the giving of instructions or directions hereunder) as the authorized representative of the Note Owners;

(c)   to the extent that the provisions of this Section conflict with any other provisions of this Indenture, the provisions of this Section shall control;

(d)   the rights of Note Owners shall be exercised only through the Clearing Agency and shall be limited to those established by law and agreements between such Note Owners and the Clearing Agency and/or the Clearing Agency Participants pursuant to the Note Depository Agreement. Unless and until Definitive Notes are issued pursuant to Section 2.12, the initial Clearing Agency will make book-entry transfers among the Clearing Agency Participants and receive and transmit payments of principal of and interest on the Notes to such Clearing Agency Participants; and

(e)   whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Holders of Notes evidencing a specified percentage of the Outstanding Amount of the Notes or of the Notes of any Class, the Clearing Agency shall be deemed to represent such percentage only to the extent that it has received instructions to such effect from Note Owners and/or Clearing Agency Participants owning or representing, respectively, such required percentage of the beneficial interest in the Notes and has delivered such instructions to the Indenture Trustee.

SECTION 2.11 Notices to Clearing Agency. Whenever a notice or other communication to the Noteholders is required under this Indenture, unless and until Definitive Notes shall have been issued to such Note Owners pursuant to Section 2.12, and except with respect to notices and communications to any Holders of Retained Notes, the Indenture Trustee shall give all such notices and communications specified herein to be given to Holders of the Notes to the Clearing Agency and shall be deemed to have been given as of the date of delivery to the Clearing Agency.

SECTION 2.12 Definitive Notes. Except for any Retained Notes (which shall be originally issued as Definitive Notes), if (i) the Seller, the Owner Trustee or the Administrator advises the Indenture Trustee in writing that the Clearing Agency is no longer willing or able to properly discharge its responsibilities with respect to the Book-Entry Notes and the Seller, the Owner Trustee or the Administrator are unable to locate a qualified successor (and if the Administrator has made such determination, the Administrator has given written notice thereof to the Indenture Trustee), (ii) the Seller, the Indenture Trustee or the Administrator, at its option and to the extent permitted by law, advises each other such party in writing that it elects to terminate the book-entry system through the Clearing Agency, or (iii) after the occurrence of an Event of Default or a Servicer Default, Note Owners representing beneficial interests aggregating a majority of the Outstanding Amount of the Notes of all Classes advise the Indenture Trustee and the Clearing Agency in writing that the continuation of a book-entry system through the Clearing Agency or a successor thereto is no longer in the best interests of

(Nissan 20[   ]-[   ] Indenture)

the Note Owners acting together as a single Class, then the Clearing Agency shall notify all Note Owners and the Indenture Trustee of the occurrence of such event and of the availability of Definitive Notes to Note Owners requesting the same. Upon surrender to the Indenture Trustee of the typewritten Notes representing the Book-Entry Notes by the Clearing Agency, accompanied by registration instructions, the Issuer shall execute and the Indenture Trustee shall authenticate the Definitive Notes in accordance with the instructions of the Clearing Agency. None of the Issuer, the Note Registrar or the Indenture Trustee shall be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be protected in relying on, such instructions. Upon the issuance of Definitive Notes, the Indenture Trustee shall recognize the Holders of the Definitive Notes as Noteholders. The Indenture Trustee, Issuer and Administrator shall not be liable for any inability to locate a qualified successor Clearing Agency. From and after the date of issuance of Definitive Notes, all notices to be given to Noteholders will be mailed thereto at their addresses of record in the Note Register as of the relevant Record Date. Such notices will be deemed to have been given as of the date of mailing. Interest and principal payments on the Definitive Notes on each Distribution Date will be made to the holders in whose names the related Definitive Notes, as applicable, were registered at the close of business on the related Record Date. Payments will be made by check mailed to the address of such holders as they appear on the Note Register, except that a Noteholder having original denominations aggregating at least $1 million may request payment by wire transfer of funds pursuant to written instructions delivered to the Indenture Trustee at least five Business Days prior to the Distribution Date. The final payment on any Definitive Notes will be made only upon presentation and surrender of the Definitive Notes at the office or agency specified in the notice of final payment to Noteholders. From and after the Closing Date, the Holder of a Definitive Note (other than any Retained Note) and the Issuer may elect for such Note to be issued in the form of a Book-Entry Note provided the Clearing Agency is then willing and able to discharge its responsibilities with respect to the Book Entry Notes. In connection with such election, the Issuer and the Indenture Trustee shall upon Issuer Order execute, authenticate and deliver the Book-Entry Note and documents related thereto in accordance with the terms hereof and the Issuer Order.

SECTION 2.13 <u>Tax Treatment</u>. (a) The Issuer has entered into this Indenture, and the Notes (other than the Retained Notes, if any) will be issued, with the intention that, for federal, state and local income, single business and franchise tax purposes, the Notes will qualify as indebtedness secured by the Owner Trust Estate. The Issuer, by entering into this Indenture, and each Noteholder, by its acceptance of a Note (and each Note Owner by its acceptance of an interest in the applicable Book-Entry Note), agree to treat the Notes (other than the Retained Notes, if any) for federal, state and local income, single business and franchise tax purposes as indebtedness secured by the Owner Trust Estate.

(b) Each Note Owner and Noteholder, by the purchase of such Note or its acceptance of a beneficial interest therein, acknowledges that interest on the Notes will be treated as United States source interest, and, as such, United States withholding tax may apply. Each such Note Owner and each Noteholder further agrees, upon request, to provide any certifications that may be required under applicable law, regulations or procedures to evidence such status and understands that if it ceases to satisfy the foregoing requirements or provide requested documentation, payments to it under the Notes may be subject to United States withholding tax (without any corresponding gross-up). Without limiting the foregoing, if a payment made under

this Indenture would be subject to United States federal withholding tax imposed by FATCA if the recipient of such payment were to fail to comply with FATCA (including the requirements of Code Sections 1471(b) or 1472(b), as applicable), such recipient shall deliver to the Issuer, with a copy to the Indenture Trustee, at the time or times prescribed by the Code and at such time or times reasonably requested by the Issuer or the Indenture Trustee, such documentation prescribed by the Code (including as prescribed by Code Section 1471(b)(3)(C)(i)) and such additional documentation reasonably requested by the Issuer or the Indenture Trustee to comply with their respective obligations under FATCA, to determine that such recipient has complied with such recipient's obligations under FATCA, or to determine the amount to deduct and withhold from such payment.

SECTION 2.14 [The Interest Rate [Swap][Cap] Agreement(s).

(a)   On the Closing Date, the Issuer shall execute and deliver each Initial Interest Rate [Swap][Cap] Agreement.

(b)   Subject to Section 11.18, the Indenture Trustee shall take all steps necessary to enforce the Issuer's rights under each Interest Rate [Swap][Cap] Agreement, including receiving payments from the [Swap Counterparty][Cap Provider] when due and exercising the Issuer's rights under each Interest Rate [Swap][Cap] Agreement in accordance with the terms of such Interest Rate [Swap][Cap] Agreement.

(c)   [_____] is hereby designated calculation agent with respect to each Interest Rate [Swap][Cap] Agreement (including any successor or replacement calculation agent designated from time to time by agreement of the parties hereto, the "Calculation Agent"), and in such capacity, on each Interest Determination Date, will calculate the rate that will be both the Interest Rate with respect to each Class of the Floating Rate Notes and the floating rate for the Interest Rate [Swap][Cap] Agreement related to such class. All determinations of interest by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the Noteholders of the Floating Rate Notes. All percentages resulting from any calculation on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five millionths of a percentage point rounded upwards (e.g., 9.8765445% (or .09876545) would be rounded to 9.87655% or .0987655)), and all dollar amounts used in or resulting from that calculation on the Floating Rate Note will be rounded to the nearest cent (with one-half cent being rounded upwards). [The Calculation Agent may be removed by the Issuer at any time. If the Calculation Agent is unable or unwilling to act as such or is removed by the Issuer, the Issuer will promptly appoint as a replacement Calculation Agent a leading bank which is engaged in transactions in Eurodollar deposits in the international Eurodollar market and which does not control or is not controlled by or under common control with the Issuer or its Affiliates. The Calculation Agent may not resign its duties without a successor having been duly appointed.]

(d)   The Indenture Trustee shall have no liability with respect to any act or failure to act by the Issuer under any Interest Rate [Swap][Cap] Agreement (provided that this sentence shall not limit or relieve the Indenture Trustee from any responsibility it may have under this Indenture upon the occurrence of and during the continuance of any Event of Default hereunder). Additionally, the Indenture Trustee will be responsible for making Net Swap

Payments, collecting any Net Swap Receipts and making or collecting any [Swap][Cap] Termination Payments payable by or to the [Swap Counterparty][Cap Provider] under each Interest Rate [Swap][Cap] Agreement.

(e)   In the event of any early termination of an Interest Rate [Swap][Cap] Agreement, (i) upon written direction of the Issuer and notification of such early termination, the Indenture Trustee shall establish the [Swap][Cap] Termination Payment Account, and (ii) any [Swap][Cap] Termination Payments received from the [Swap Counterparty][Cap Provider] or the proceeds of any collateral for such amounts will be remitted to the [Swap][Cap] Termination Payment Account.

(f)   The Issuer shall promptly, following the early termination of any Initial Interest Rate [Swap][Cap] Agreement, and in accordance with the terms of such Interest Rate [Swap][Cap] Agreement, enter into a replacement Interest Rate [Swap][Cap] Agreement (each, a "Replacement Interest Rate [Swap][Cap] Agreement") with a replacement [Swap Counterparty][Cap Provider] that satisfies the conditions set forth in such Interest Rate [Swap][Cap] Agreement (a "Replacement [Swap Counterparty][Cap Provider]") to the extent possible and practicable through application of funds available in the [Swap][Cap] Termination Payment Account unless entering into such Replacement Interest Rate [Swap][Cap] Agreement will cause the Rating Agency Condition not to be satisfied. Other than a Replacement Interest Rate [Swap][Cap] Agreement entered into pursuant to this clause, the Issuer may not enter into any additional Interest Rate [Swap][Cap] Agreements.

(g)   For any terminated Interest Rate [Swap][Cap] Agreement as described in clause (f) of this Section, to the extent that (i) the funds available in the [Swap][Cap] Termination Payment Account exceed the costs of entering into a Replacement Interest Rate [Swap][Cap] Agreement or (ii) the Issuer determines not to replace a terminated Initial Interest Rate [Swap][Cap] Agreement and the Rating Agency Condition is met with respect to such determination, the amounts in the [Swap][Cap] Termination Payment Account (other than funds used to pay the costs of entering into a Replacement Interest Rate [Swap][Cap] Agreement, if applicable) shall be allocated in accordance with the order of priority specified in Section 5.06 of the Sale and Servicing Agreement on the following Distribution Date; provided that, for the avoidance of doubt, no amount shall be allocated to any payment to the Swap Counterparty of the terminated Interest Rate Swap Agreement. In any other situation, amounts on deposit in the [Swap][Cap] Termination Payment Account at any time shall be invested pursuant to Section 8.03(c), and on each Distribution Date after the creation of the [Swap][Cap] Termination Payment Account, the funds therein shall be used to cover any shortfalls in the amounts payable under clauses (i) through (vi) of Section 5.06(a) of the Sale and Servicing Agreement and Section 5.04(b)(6) of this Agreement, provided, that in no event will the amount withdrawn from the [Swap][Cap] Termination Payment Account on such Distribution Date exceed the amount of Net [Swap][Cap] Receipts that would have been required to be paid on such Distribution Date under the terminated Interest Rate [Swap][Cap] Agreement had there been no termination of such agreement. Any amounts remaining in the [Swap][Cap] Termination Payment Account after payment in full of the Class A-4 Notes shall be included in Available Amounts and allocated in accordance with the order of priority specified in Section 5.06 of the Sale and Servicing Agreement on the following Distribution Date.

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(h)   If the [Swap Counterparty][Cap Provider] is required to post collateral under the terms of an Interest Rate [Swap][Cap] Agreement, upon written direction of the Issuer and notification of such requirement, the Indenture Trustee shall establish the [Swap][Cap] Collateral Account (the "[Swap][Cap] Collateral Account") over which the Indenture Trustee shall have exclusive control and the sole right of withdrawal, and in which no Person other than the Indenture Trustee and the [Swap Counterparty][Cap Provider] shall have any legal or beneficial interest. The Indenture Trustee shall deposit all collateral posted by the [Swap Counterparty][Cap Provider] pursuant to the related Interest Rate [Swap][Cap] Agreement into the [Swap][Cap] Collateral Account. Any and all funds at any time on deposit in, or otherwise to the credit of, the [Swap][Cap] Collateral Account shall be held in trust by the Indenture Trustee for the benefit of the [Swap Counterparty][Cap Provider]. The only permitted withdrawal from or application of funds on deposit in, or otherwise to the credit of, the [Swap][Cap] Collateral Account shall be (i) for application to obligations of the [Swap Counterparty][Cap Provider] to the Issuer under the related Interest Rate [Swap][Cap] Agreement in accordance with the terms of such Interest Rate [Swap][Cap] Agreement or (ii) to return collateral to the [Swap Counterparty][Cap Provider] when and as required by the related Interest Rate [Swap][Cap] Agreement.

(i)   If at any time an Interest Rate [Swap][Cap] Agreement becomes subject to early termination due to the occurrence of a [Swap][Cap] Event of Default or a [Swap][Cap] Termination Event, the Issuer and the Indenture Trustee shall use reasonable efforts (following the expiration of any applicable grace period) to enforce the rights of the Issuer thereunder as may be permitted by the terms of such Interest Rate [Swap][Cap] Agreement and consistent with the terms hereof. Any Swap Termination Payment owed by the Issuer to the Swap Counterparty under an Interest Rate Swap Agreement shall be payable to the Swap Counterparty in installments made on each following Distribution Date until paid in full in accordance with the order of priority specified in Section 5.06 of the Sale and Servicing Agreement.]

ARTICLE III
Covenants, Representations and Warranties

SECTION 3.01 Payment of Principal and Interest. In accordance with the terms of this Indenture, the Issuer will duly and punctually (i) pay the principal of and interest, if any, on the Notes in accordance with the terms of the Notes and this Indenture and (ii) cause the Servicer to direct the Indenture Trustee to release from the Collection Account all other amounts distributable or payable in accordance with the Sale and Servicing Agreement. Amounts properly withheld under the Code by any Person from a payment to any Noteholder of interest and/or principal shall be considered as having been paid by the Issuer to such Noteholder for all purposes of this Indenture.

SECTION 3.02 Maintenance of Office or Agency. The Issuer will maintain in [_____], an office or agency where Notes may be surrendered for registration of transfer or exchange, and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer hereby initially appoints the Indenture Trustee to serve as its agent for the foregoing purposes. The Issuer will give prompt written notice to the Indenture Trustee of the location, and of any change in the location, of any such office or agency. If at any time the Issuer shall fail to maintain any such office or agency or shall fail to furnish the

Indenture Trustee with the address thereof, such surrenders, notices and demands may be made or served at the Corporate Trust Office, and the Issuer hereby appoints the Indenture Trustee as its agent to receive all such surrenders, notices and demands.

SECTION 3.03 Money for Payments To Be Held in Trust. As provided in Sections 8.02 and 8.03, all payments of amounts due and payable with respect to any Notes [or to the Swap Counterparty] that are to be made from amounts withdrawn from the Collection Account, the Reserve Account, [or the Swap Termination Payment Account, if any,] pursuant to Sections 8.02 and 8.03 shall be made on behalf of the Issuer by the Indenture Trustee or by the Paying Agent, and no amounts so withdrawn from such accounts for payments of Notes [or to the Swap Counterparty] shall be paid over to the Issuer, the Owner Trustee or the Administrator except as provided in this Section 3.03.

On or before each Distribution Date, the Issuer shall deposit in the Collection Account or, in accordance with the Sale and Servicing Agreement, cause to be deposited (including the provision of instructions to the Indenture Trustee to make any required withdrawals from the Reserve Account, [or the Swap Termination Payment Account, if any,] and to deposit such amounts in the Collection Account) an aggregate sum sufficient to pay the amounts then becoming due under the Notes and the Certificates[, and the Interest Rate Swap Agreement(s)], such sum to be held in trust for the benefit of the Persons entitled thereto, and (unless the Paying Agent is the Indenture Trustee) shall promptly notify the Indenture Trustee of its action or failure so to act.

The Indenture Trustee, as Paying Agent, hereby agrees with the Issuer that it will, and the Issuer will cause each Paying Agent other than the Indenture Trustee, as a condition to its acceptance of its appointment as Paying Agent, to execute and deliver to the Indenture Trustee an instrument in which such Paying Agent shall agree with the Indenture Trustee, subject to the provisions of this Section 3.03, that such Paying Agent will:

(a)   hold all sums held by it for the payment of amounts due with respect to the Notes [or under the Interest Rate Swap Agreement(s)] or for release to the Issuer for payment on the Certificates in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided and pay or release such sums to such Persons as herein provided;

(b)   give the Indenture Trustee notice of any default by the Issuer (or any other obligor upon the Notes) of which it has actual knowledge in the making of any payment required to be made with respect to the Notes [or under the Interest Rate Swap Agreement(s)] or the release of any amounts to the Issuer to be paid to the Certificateholders;

(c)   at any time during the continuance of any such default, upon the written request of the Indenture Trustee, forthwith pay to the Indenture Trustee all sums so held in trust by such Paying Agent;

(d)   immediately resign as a Paying Agent and forthwith pay to the Indenture Trustee all sums held by it in trust for the payment of Notes [or under the Interest Rate Swap

(Nissan 20[ ]-[ ] Indenture)

Agreement(s)] (or for release to the Issuer) if at any time it ceases to meet the standards required to be met by a Paying Agent at the time of its appointment;

(e)   comply with all requirements of the Code with respect to the withholding from any payments made by it on any Notes or Certificates (or assisting the Issuer to withhold from payment to the Certificateholders) of any applicable withholding taxes imposed thereon, including FATCA Withholding Tax (including obtaining and retaining from Persons entitled to payments with respect to the Notes any Tax Information and making any withholdings with respect to the Notes as required by the Code (including FATCA) and paying over such withheld amounts to the appropriate governmental authority); and

(f)   comply with any applicable reporting requirements in connection with any payments made by it on any Notes and any withholding of taxes therefrom, and, upon request, provide any Tax Information to the Issuer.

The Issuer may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, by Issuer Order direct any Paying Agent to pay to the Indenture Trustee all sums held in trust by such Paying Agent, such sums to be held by the Indenture Trustee upon the same trusts as those upon which the sums were held by such Paying Agent; and upon such payment by any Paying Agent to the Indenture Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Subject to applicable laws with respect to escheat of funds, any money held by the Indenture Trustee or any Paying Agent in trust for the payment of any amount due with respect to any Note and remaining unclaimed after such amount has become due and payable and after the Indenture Trustee has taken the steps described in this paragraph shall be discharged from such trust and be paid to Second Harvest Food Bank of Tennessee upon presentation thereto of an Issuer Request; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Indenture Trustee or such Paying Agent with respect to such trust money shall thereupon cease. In the event that any Noteholder shall not surrender its Notes for retirement within six months after the date specified in the written notice of final payment described in Section 2.07, the Indenture Trustee will give a second written notice to the registered Noteholders that have not surrendered their Notes for final payment and retirement. If within one year after such second notice any Notes have not been surrendered, the Indenture Trustee shall, at the expense and direction of the Issuer, cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be paid to Second Harvest Food Bank of Middle Tennessee. The Indenture Trustee shall also adopt and employ, at the expense and direction of the Issuer, any other reasonable means of notification of such repayment specified by the Issuer or the Administrator.

SECTION 3.04 Existence. The Issuer will keep in full effect its existence, rights and franchises as a statutory trust under the laws of the State of Delaware (unless it becomes, or any successor Issuer hereunder is or becomes, organized under the laws of any other State or of the United States of America, in which case the Issuer will keep in full effect its existence, rights and

franchises under the laws of such other jurisdiction) and will obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Indenture, the Notes, the Collateral and each other instrument or agreement included in the Owner Trust Estate.

SECTION 3.05 <u>Protection of Owner Trust Estate</u>. The Issuer will from time to time execute and deliver all such supplements and amendments hereto and all such financing statements, continuation statements, instruments of further assurance and other instruments, and will take such other action necessary or advisable to:

(a)   maintain or preserve the lien and security interest (and the priority thereof) of this Indenture or carry out more effectively the purposes hereof;

(b)   perfect, publish notice of or protect the validity of any Grant made or to be made by this Indenture;

(c)   enforce any of the Collateral [(including all rights under the Interest Rate [Swap][Cap] Agreement(s))]; or

(d)   preserve and defend title to the Owner Trust Estate and the rights of the Indenture Trustee, the Noteholders [and the [Swap Counterparty][Cap Provider]] in such Owner Trust Estate against the claims of all persons and parties.

The Issuer hereby designates the Indenture Trustee its agent and attorney-in-fact to authorize, file and/or execute any financing statement, continuation statement or other instrument required to be executed and/or filed pursuant to this <u>Section 3.05</u>.

SECTION 3.06 <u>Opinions as to Owner Trust Estate</u>.

(a)   On the Closing Date, the Issuer shall furnish or cause to be furnished to the Indenture Trustee an Opinion of Counsel either stating that, in the opinion of such counsel, such action has been taken with respect to the execution, recording and filing of this Indenture, any indentures supplemental hereto, any requisite financing statements and continuation statements and any other requisite documents necessary to perfect and make effective the lien and security interest of this Indenture or stating that, in the opinion of such counsel, no such action is necessary to make such lien and security interest effective.

(b)   The Issuer shall furnish or cause to be furnished to the Indenture Trustee an Opinion of Counsel, dated as of a date within 90 days after the beginning of each fiscal year of the Issuer, beginning in 20[___], either stating that, in the opinion of such counsel, such action has been taken with respect to the execution, recording, filing or re-recording and refiling of this Indenture, any indentures supplemental hereto, any financing statements and continuation statements and any other requisite documents necessary to maintain the lien and security interest created by this Indenture or stating that in the opinion of such counsel no such action is necessary to maintain such lien and security interest. Such Opinion of Counsel shall also describe the execution, recording, filing or re-recording and refiling of this Indenture, any indentures supplemental hereto, any financing statements and continuation statements and any other documents that will, in the opinion of such counsel, be required to maintain the lien and

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(Nissan 20[   ]-[ ] Indenture)

security interest of this Indenture until the date in the following calendar year on which such Opinion of Counsel must again be delivered.

SECTION 3.07 <u>Performance of Obligations; Servicing of Receivables</u>.

(a)   The Issuer will not take any action and will use its best efforts not to permit any action to be taken by others that would release any Person from any of such Person's material covenants or obligations under any instrument or agreement included in the Owner Trust Estate or that would result in the amendment, hypothecation, subordination, termination or discharge of, or impair the validity or effectiveness of, any such instrument or agreement, except as expressly provided in the Basic Documents.

(b)   The Issuer may contract with other Persons to assist it in performing its duties under this Indenture, and any performance of such duties by a Person identified to the Indenture Trustee in an Officer's Certificate of the Issuer shall be deemed to be action taken by the Issuer. Initially, the Issuer has contracted with the Servicer and the Administrator to assist the Issuer in performing its duties under this Indenture.

(c)   The Issuer will punctually perform and observe all of its obligations and agreements contained in the Basic Documents and in the instruments and agreements included in the Owner Trust Estate, including but not limited to filing or causing to be filed all UCC financing statements and continuation statements required to be filed by the terms of the Trust Agreement, this Indenture and the Sale and Servicing Agreement in accordance with and within the time periods provided for herein and therein.

(d)   As promptly as possible after the giving of notice of termination to the Servicer of the Servicer's rights and powers pursuant to Section 8.01 of the Sale and Servicing Agreement, the Indenture Trustee shall appoint a successor servicer (the "<u>Successor Servicer</u>"), and such Successor Servicer shall accept its appointment by a written assumption in a form acceptable to the Indenture Trustee. In the event that a Successor Servicer has not been appointed and accepted its appointment as set forth in Section 8.02 of the Sale and Servicing Agreement, the Indenture Trustee without further action shall automatically be appointed the Successor Servicer and shall thereafter be entitled to the Total Servicing Fee. Notwithstanding the above, the Indenture Trustee shall, if it shall be legally unable so to act, appoint or petition a court of competent jurisdiction to appoint, and the predecessor Servicer, if no successor Servicer has been appointed at the time the predecessor Servicer has ceased to act, may petition a court of competent jurisdiction to appoint, any established institution having a net worth of not less than $100,000,000 and whose regular business shall include the servicing of automobile and/or light-duty truck receivables, as the successor to the Servicer under the Sale and Servicing Agreement. Upon such appointment, the Indenture Trustee will be released from the duties and obligations of acting as Successor Servicer, such release effective upon the effective date of the servicing agreement entered into between the Successor Servicer and the Issuer.

In connection with any such appointment, the Indenture Trustee may make such arrangements for the compensation of such successor as it and such Successor Servicer shall agree, subject to the limitations set forth below and in the Sale and Servicing Agreement, and in accordance with Section 8.02 of the Sale and Servicing Agreement, the Issuer shall enter into an

agreement with such Successor Servicer for the servicing of the Receivables (such agreement to be in form and substance satisfactory to the Indenture Trustee). If the Indenture Trustee shall succeed to the Servicer's duties as servicer of the Receivables as provided herein, it shall do so in its individual capacity and not in its capacity as Indenture Trustee and, accordingly, the provisions of Article VI hereof shall be inapplicable to the Indenture Trustee in its duties as Successor Servicer and the servicing of the Receivables. In case the Indenture Trustee shall become the Successor Servicer, the Indenture Trustee shall be entitled to appoint as a subservicer any one of its Affiliates, provided that the Indenture Trustee, in its capacity as Successor Servicer, shall remain fully liable for the actions and omissions of such Affiliate.

(e)   Upon any termination of the Servicer's rights and powers pursuant to the Sale and Servicing Agreement, the Issuer shall promptly notify the Indenture Trustee and the Owner Trustee. As soon as a Successor Servicer is appointed, the Issuer shall notify the Indenture Trustee and the Owner Trustee of such appointment, specifying in such notice the name and address of such Successor Servicer.

SECTION 3.08 Negative Covenants. So long as any Notes are Outstanding, the Issuer shall not:

(a)   except as expressly permitted by Basic Documents, sell, transfer, exchange or otherwise dispose of any of the properties or assets of the Issuer, including those included in the Owner Trust Estate, unless directed to do so by the Indenture Trustee;

(b)   claim any credit on, or make any deduction from the principal or interest payable in respect of, the Notes [or the payments payable to the Swap Counterparty] (other than amounts properly withheld from such payments under the Code or applicable state law) or assert any claim against any present or former Noteholder [or the Swap Counterparty] by reason of the payment of the taxes levied or assessed upon any part of the Owner Trust Estate;

(c)   except as may be expressly permitted hereby, (A) permit the validity or effectiveness of this Indenture to be impaired, or permit the lien of this Indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any Person to be released from any covenants or obligations with respect to the Notes under this Indenture, (B) permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien of this Indenture) to be created on or extend to or otherwise arise upon or burden the Owner Trust Estate or any part thereof or any interest therein or the proceeds thereof (other than tax liens, mechanics' liens and other liens that arise by operation of law, in each case on any of the Financed Vehicles and arising solely as a result of an action or omission of the related Obligor), (C) permit the lien of this Indenture not to constitute a valid first priority (other than with respect to any such tax, mechanics' or other lien) security interest in the Owner Trust Estate, or (D) dissolve or liquidate in whole or in part; or

(d)   assume or incur any indebtedness other than the Notes or as expressly contemplated by this Indenture or by the Basic Documents.

SECTION 3.09 Annual Statement as to Compliance. The Issuer will cause the Servicer to deliver to the Indenture Trustee [and the [Swap Counterparty][Cap Provider]] concurrently

with its delivery thereof to the Issuer the annual statement of compliance described in Section 4.09 of the Sale and Servicing Agreement. In addition, on the same date annually upon which such annual statement of compliance is to be delivered by the Servicer, the Issuer shall deliver to the Indenture Trustee an Officer's Certificate,

(a)   stating, as to the Authorized Officer signing such Officer's Certificate, that a review of the activities of the Issuer during such year and of its performance under this Indenture has been made under such Authorized Officer's supervision; and

(b)   furnishing, to the extent of the Authorized Officer's knowledge, information regarding the Issuer's compliance with all conditions and covenants under this Indenture throughout such year in all material respects.

SECTION 3.10 Issuer May Consolidate, etc., Only on Certain Terms.

(a)   The Issuer shall not consolidate or merge with or into any other Person, unless:

(1)   the Person (if other than the Issuer) formed by or surviving such consolidation or merger shall be a Person organized and existing under the laws of the United States of America or any State or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Indenture Trustee, in form satisfactory to the Indenture Trustee, the duty to make due and punctual payment of the principal of and interest on all Notes and the performance or observance of every agreement and covenant of this Indenture on the part of the Issuer to be performed or observed, all as provided herein;

(2)   immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3)   the Rating Agency Condition shall have been satisfied with respect to such transaction;

(4)   the Issuer shall have received an Opinion of Counsel (and shall have delivered copies thereof to the Indenture Trustee) to the effect that such transaction will not have any material adverse tax consequence to the Issuer, [the [Swap Counterparty][Cap Provider],] any Noteholder or any Certificateholder;

(5)   any action that is necessary to maintain each lien and security interest created by the Trust Agreement, the Sale and Servicing Agreement or this Indenture shall have been taken; and

(6)   the Issuer shall have delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that such consolidation or merger and any related supplemental indenture complies with this Article III and that all conditions precedent provided in this Indenture relating to such transaction have been complied with (including any filing required by the Exchange Act).

(Nissan 20[   ]-[   ] Indenture)

(b)   The Issuer shall not convey or transfer any of its properties or assets, including those included in the Owner Trust Estate, to any Person, unless:

(1)   the Person that acquires by conveyance or transfer such properties and assets of the Issuer shall (A) be a United States citizen or a Person organized and existing under the laws of the United States of America or any state or the District of Columbia, (B) expressly assume, by an indenture supplemental hereto, executed and delivered to the Indenture Trustee, in form satisfactory to the Indenture Trustee, the duty to make due and punctual payment of the principal of and interest on all Notes and the performance or observance of every agreement and covenant of this Indenture on the part of the Issuer to be performed or observed, all as provided herein, (C) expressly agrees by means of such supplemental indenture that all right, title and interest so conveyed or transferred shall be subject and subordinate to the rights of Holders of the Notes, (D) unless otherwise provided in such supplemental indenture, expressly agrees to indemnify, defend and hold harmless the Issuer, the Owner Trustee and the Indenture Trustee against and from any loss, liability or expense arising under or related to this Indenture and the Notes, and (E) expressly agrees by means of such supplemental indenture that such Person (or if a group of Persons, then one specified Person) shall make all filings that counsel satisfactory to such purchaser or transferee and the Indenture Trustee determines must be made with (1) the Commission (and any other appropriate Person) required by the Exchange Act or the appropriate authorities in any state in which the Notes have been sold pursuant to any qualification or exemption under the securities or "blue sky" laws of such state, in connection with the Notes or (2) the Internal Revenue Service or the relevant state or local taxing authorities of any jurisdiction;

(2)   immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(3)   the Rating Agency Condition shall have been satisfied with respect to such transaction;

(4)   the Issuer shall have received an Opinion of Counsel (and shall have delivered copies thereof to the Indenture Trustee) to the effect that such transaction will not have any material adverse tax consequence to the Issuer, [the [Swap Counterparty][Cap Provider],] any Noteholder or any Certificateholder;

(5)   any action that is necessary to maintain each lien and security interest created by the Trust Agreement, the Sale and Servicing Agreement or this Indenture shall have been taken; and

(6)   the Issuer shall have delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that such conveyance or transfer and such supplemental indenture comply with this Article III and that all conditions precedent herein provided for relating to such transaction have been complied with (including any filing required by the Exchange Act).

SECTION 3.11 Successor or Transferee.

(Nissan 20[   ]-[   ] Indenture)

(a)   Upon any consolidation or merger of the Issuer in accordance with Section 3.10(a), the Person formed by or surviving such consolidation or merger (if other than the Issuer) shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such Person had been named as the Issuer herein.

(b)   Upon a conveyance or transfer of all the assets and properties of the Issuer pursuant to Section 3.10(b), Nissan Auto Receivables 20[   ]-[ ] Owner Trust will be released from every covenant and agreement of this Indenture to be observed or performed on the part of the Issuer with respect to the Notes and the Certificates immediately upon the delivery of written notice to the Indenture Trustee stating that Nissan Auto Receivables 20[   ]-[ ] Owner Trust is to be so released.

SECTION 3.12 No Other Business. Unless and until the Issuer shall have been released from its duties and obligations hereunder, the Issuer shall not engage in any business other than financing, purchasing, owning, selling and managing the Receivables and other property comprising the Owner Trust Estate in the manner contemplated by the Basic Documents and activities incidental thereto.

SECTION 3.13 No Borrowing. Unless and until the Issuer shall have been released from its duties and obligations hereunder, the Issuer shall not issue, incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness except for the Notes or other obligations permitted hereunder (including the obligation to reimburse certain expenses of the Servicer) or under another Basic Document (including indemnification expenses of the Issuer and certain fees and expenses of the Administrator).

SECTION 3.14 Guarantees, Loans, Advances and Other Liabilities. Unless and until the Issuer shall have been released from its duties and obligations hereunder, except as contemplated by the Sale and Servicing Agreement, this Indenture, or the other Basic Documents, the Issuer shall not make any loan or advance or credit to, or guarantee (directly or indirectly or by an instrument having the effect of assuring another's payment or performance on any obligation or capability of so doing or otherwise), endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other Person.

SECTION 3.15 Capital Expenditures. Unless and until the Issuer shall have been released from its duties and obligations hereunder, the Issuer shall not make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).

SECTION 3.16 Removal of Administrator. So long as any Notes are Outstanding, the Issuer shall not remove the Administrator without cause unless the Rating Agency Condition shall have been satisfied in connection therewith.

SECTION 3.17 Restricted Payments. The Issuer will not, directly or indirectly, make payments to or distributions from the Collection Account except in accordance with the Basic Documents.

(Nissan 20[   ]-[ ] Indenture)

SECTION 3.18 Notice of Events of Default. The Issuer shall give the Indenture Trustee [and] the Owner Trustee [and the [Swap Counterparty][Cap Provider]], the Administrator (and the Administrator will provide notice thereof to each Rating Agency prompt written notice of each Event of Default hereunder, each Servicer Default and each default on the part of the Seller of its obligations under the Sale and Servicing Agreement and NMAC of its obligations under the Purchase Agreement [and each [Swap][Cap] Event of Default under the Interest Rate [Swap][Cap] Agreement(s). In addition, on (i) any Distribution Date on which the Issuer has not received from the [Swap Counterparty][Cap Provider] any amount due from the [Swap Counterparty][Cap Provider] on such Distribution Date, (ii) the Business Day following any such Distribution Date if the Issuer has not yet received such amount due from the [Swap Counterparty][Cap Provider] or (iii) the Business Day on which such failure to pay by the [Swap Counterparty][Cap Provider] becomes a [Swap][Cap] Event of Default under any Interest Rate [Swap][Cap] Agreement, the Issuer shall give prompt notice thereof to the [Swap Counterparty][Cap Provider], the Indenture Trustee and each Rating Agency].

The Indenture Trustee shall notify each Noteholder of record [and the [Swap Counterparty][Cap Provider]] in writing of any Event of Default promptly upon an Authorized Officer obtaining actual knowledge thereof. Such notices will be provided in accordance with Section 2.11.

SECTION 3.19 Further Instruments and Actions. Upon request of the Indenture Trustee, the Issuer will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

SECTION 3.20 Representations and Warranties. The Issuer makes the following representations and warranties. Such representations and warranties speak as of the Closing Date, but shall survive the Closing Date. Notwithstanding anything to the contrary, the Indenture Trustee shall not waive any breach of representations or warranties in this Section 3.20 without the written consent of at least a majority of the Outstanding Amount of the Notes, voting as a single class.

(a)   This Indenture creates a valid and continuing security interest (as defined in the applicable UCC) in the Collateral in favor of the Indenture Trustee (to the extent such security interest can be perfected by the filing of a financing statement), which security interest is prior to all other Liens, and is enforceable as such as against creditors of any purchasers from the Issuer.

(b)   The Issuer has taken all steps necessary to perfect its security interest against the Obligor in the property securing the Receivables.

(c)   The Receivables constitute "tangible chattel paper" or "electronic chattel paper" within the meaning of the applicable UCC.

(d)   The Issuer owns and has good and marketable title to the Collateral free and clear of any Lien, claim or encumbrance of any Person.

(e)   The Issuer has caused or will have caused, within ten days after the Closing Date, the filing of all appropriate financing statements in the proper filing office in the

21   (Nissan 20[   ]-[ ] Indenture)

appropriate jurisdictions under applicable law in order to perfect the security interest in the Collateral (to the extent such security interest can be perfected by the filing of a financing statement) granted to the Indenture Trustee hereunder.

(f)   Other than the security interest granted to the Indenture Trustee pursuant to this Indenture, the Issuer has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the Collateral. The Issuer has not authorized the filing of and is not aware of any financing statements against the Issuer that includes a description of collateral covering the Collateral other than any financing statement relating to the security interest granted to the Indenture Trustee hereunder or a financing statement as to which the security interest covering the Receivables has been released. The Issuer is not aware of any judgment or tax lien filings against the Issuer.

(g)   The Servicer, as an agent of the Issuer, and to the extent allowed by law, has in its possession all originals or authoritative copies of the tangible records constituting or forming a part of the Collateral. The Servicer shall at all times maintain control, as defined in Section 9-105 of the UCC, of all electronic chattel paper. The Receivable Files that constitute or evidence the Collateral do not have any marks or notations indicating that they have been pledged, assigned or otherwise conveyed by the Issuer to any Person other than the Indenture Trustee. All financing statements filed or to be filed against the Issuer in favor of the Indenture Trustee in connection herewith describing the Collateral contain a statement to the following effect: "A purchase of or security interest in any collateral described in this financing statement, except as permitted in the Indenture, will violate the rights of the Indenture Trustee."

SECTION 3.21 Regulation AB Covenants. So long as the Seller is required to file any reports with respect to the Issuer under the Exchange Act, the Issuer and the Indenture Trustee each agree to perform all duties and obligations applicable to or required of the Issuer and the Indenture Trustee, as applicable, set forth in Appendix A to the Sale and Servicing Agreement and each makes the covenants and agreements therein applicable to it.

ARTICLE IV
Satisfaction and Discharge

SECTION 4.01 Satisfaction and Discharge of Indenture. This Indenture shall cease to be of further effect with respect to the Notes except as to (i) rights of registration of transfer and exchange, (ii) substitution of mutilated, destroyed, lost or stolen Notes, (iii) rights of Noteholders to receive payments of principal thereof and interest thereon, (iv) Sections 3.03, 3.04, 3.05, 3.08, 3.10, 3.12 and 3.13, (v) the rights, obligations and immunities of the Indenture Trustee hereunder (including the rights of the Indenture Trustee under Section 6.07 and the obligations of the Indenture Trustee under Sections 3.03 and 4.02), and (vi) the rights of the Noteholders and the Certificateholders as beneficiaries hereof with respect to the property so deposited with the Indenture Trustee payable to all or any of them, and the Indenture Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to the Notes, when:

(a)   either (1) all Notes theretofore authenticated and delivered (other than Notes that have been destroyed, lost or stolen and that have been replaced or paid as provided in

(Nissan 20[ ]-[ ] Indenture)

Section 2.05 and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 3.03) have been delivered to the Indenture Trustee for cancellation or (2) all Notes not theretofore delivered to the Indenture Trustee for cancellation have become due and payable or will become due and payable within one year (either because the Final Scheduled Distribution Date for the Class A-4 Notes is within one year or because the Indenture Trustee has received notice of the exercise of the option granted pursuant to Section 9.01 of the Sale and Servicing Agreement) and the Issuer has irrevocably deposited or caused to be irrevocably deposited with the Indenture Trustee cash or direct obligations of or obligations guaranteed by the United States of America (which will mature prior to the date such amounts are payable), in trust for such purpose, in an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Indenture Trustee for cancellation when due;

(b)   the Issuer has paid or caused to be paid all other sums payable hereunder by the Issuer[, including, without limitation, all amounts owed to the [Swap Counterparty, including all Swap Termination Payments] (but without taking into account any payments to the Designated Account for distribution to the Certificateholder); and

(c)   the Issuer has delivered to the Indenture Trustee, an Officer's Certificate, an Opinion of Counsel (if required by the TIA) and an Independent Certificate from a firm of certified public accountants (if required by the TIA and if such discharge is not related to a redemption of the Notes in accordance with Article X), each meeting the applicable requirements of Section 11.01 and, subject to Section 11.02, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

SECTION 4.02 Application of Trust Money. All moneys deposited with the Indenture Trustee pursuant to Section 4.01 hereof shall be held in trust and (a) applied by it in accordance with the provisions of the Notes and this Indenture to the payment, either directly or through any Paying Agent, as the Indenture Trustee may determine, [to the Swap Counterparty and] to the Holders of the particular Notes for the payment of which such moneys have been deposited with the Indenture Trustee, of all sums due and to become due thereon for principal and interest or (b) released to the Owner Trustee for application pursuant to the Trust Agreement or the Sale and Servicing Agreement; but such moneys need not be segregated from other funds except to the extent required herein or in the Sale and Servicing Agreement or required by law.

SECTION 4.03 Repayment of Moneys Held by Paying Agent. In connection with the satisfaction and discharge of this Indenture with respect to the Notes, all moneys then held by any Paying Agent other than the Indenture Trustee under the provisions of this Indenture with respect to such Notes shall, upon demand of the Issuer, be paid to the Indenture Trustee to be held and applied according to Section 3.03 or 4.02 and thereupon such Paying Agent shall be released from all further liability with respect to such moneys.

ARTICLE V
Remedies

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(Nissan 20[   ]-[   ] Indenture)

SECTION 5.01 Events of Default. "Event of Default," wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)   default in the payment of any interest on any Note when the same becomes due and payable, and such default shall continue for a period of five days;

(b)   default in the payment of the principal of any Note on the Final Scheduled Distribution Date or the Redemption Date;

(c)   a material default in the observance or performance of any covenant or agreement of the Issuer made in this Indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere in this Section specifically dealt with) which shall continue or not be cured for a period of 90 days after there shall have been given, by registered or certified mail, to the Issuer by the Indenture Trustee or to the Issuer and the Indenture Trustee by the Holders of at least a majority of the Outstanding Amount of the Notes, acting together as a single class, a written notice specifying such default or incorrect representation or warranty and requiring it to be remedied and stating that such notice is a notice of Default hereunder;

(d)   any representation or warranty of the Issuer made in this Indenture or in any certificate or other writing delivered pursuant hereto or in connection herewith shall prove to have been incorrect in any material respect as of the time when the same shall have been made, and such default shall continue or not be cured, or the circumstance or condition in respect of which such misrepresentation or warranty was incorrect shall not have been eliminated or otherwise cured, for a period of 60 days after there shall have been given, by registered or certified mail, to the Issuer by the Indenture Trustee or to the Issuer and the Indenture Trustee by the Holders of at least a majority of the Outstanding Amount of the Notes, acting together as a single Class, a written notice specifying such default or incorrect representation or warranty and requiring it to be remedied and stating that such notice is a notice of Default hereunder; or

(e)   an Insolvency Event shall have occurred with respect to the Issuer.

SECTION 5.02 Acceleration of Maturity; Rescission and Annulment. If an Event of Default should occur and be continuing, then and in every such case the Indenture Trustee or the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class may declare all the Notes to be immediately due and payable, by a notice in writing to the Issuer (and to the Indenture Trustee if given by Noteholders), and upon any such declaration the unpaid principal amount of such Notes, together with accrued and unpaid interest thereon through the date of acceleration, shall become immediately due and payable.

At any time after such declaration of acceleration of maturity has been made and before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee as hereinafter in this Article V provided, the Holders of a majority of the Outstanding Amount of

the Notes, voting as a single class, by written notice to the Issuer and the Indenture Trustee, may rescind and annul such declaration and its consequences if:

(a) the Issuer has paid or deposited with the Indenture Trustee a sum sufficient to pay:

(1) all payments of principal of and interest on the Notes and all other amounts that would then be due hereunder or upon such Notes if the Event of Default giving rise to such acceleration had not occurred; and

(2) all sums paid or advanced by the Indenture Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee and its agents and counsel[; and]

(3) [[any Net Swap Payments and] any [Swap Termination Payments then due and payable to the Swap Counterparty under an Interest Rate Swap Agreement.]

(b) all Events of Default, other than the nonpayment of the principal of the Notes that has become due solely by such acceleration, have been cured or waived as provided in Section 5.12.

No such rescission shall affect any subsequent default or impair any right consequent thereto.

SECTION 5.03 Collection of Indebtedness and Suits for Enforcement by Indenture Trustee.

(a) The Issuer covenants that if (i) default is made in the payment of any interest on any Note when the same becomes due and payable, and such default continues for a period of five days, or (ii) default is made in the payment of the principal of any Note at the related Final Scheduled Distribution Date or Redemption Date, the Issuer will, upon demand of the Indenture Trustee, pay to the Indenture Trustee, for the benefit of the Holders of the Notes, the whole amount then due and payable on the Notes for principal and interest, with interest upon the overdue principal and, to the extent payment at such rate of interest shall be legally enforceable, upon overdue installments of interest at the rate borne by the Notes and in addition thereto such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee and its agents and counsel.

(b) In case the Issuer shall fail forthwith to pay such amounts upon such demand, the Indenture Trustee, in its own name and as trustee of an express trust, may institute a Proceeding for the collection of the sums so due and unpaid, and may prosecute such Proceeding to judgment or final decree, and may enforce the same against the Issuer or other obligor upon such Notes and collect in the manner provided by law out of the property of the Issuer or other obligor upon such Notes, wherever situated, the moneys adjudged or decreed to be payable.

(c) If an Event of Default occurs and is continuing, the Indenture Trustee may, as more particularly provided in Section 5.04, in its discretion, proceed to protect and

(Nissan 20[ ]-[ ] Indenture)

enforce its rights and the rights of [the [Swap Counterparty][Cap Provider],] the Noteholders and, incidentally thereto, the Certificateholders, by such appropriate Proceedings as the Indenture Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy or legal or equitable right vested in the Indenture Trustee by this Indenture or by law.

(d)   In case there shall be pending, relative to the Issuer or any other obligor upon the Notes or any Person having or claiming an ownership interest in the Owner Trust Estate, Proceedings under Title 11 of the United States Code or any other applicable federal or state bankruptcy, insolvency or other similar law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Issuer or its property or such other obligor or Person, or in case of any other comparable judicial Proceedings relative to the Issuer or other obligor upon the Notes, or to the creditors or property of the Issuer or such other obligor, then, irrespective of whether the principal of any Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Indenture Trustee shall have made any demand pursuant to the provisions of this Section, the Indenture Trustee shall be entitled and empowered, by intervention in such Proceedings or otherwise:

(1)   to file and prove a claim or claims for the whole amount of principal and interest owing and unpaid in respect of the Notes [and the Interest Rate [Swap][Cap] Agreement(s)], and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee (including any claim for reasonable compensation to the Indenture Trustee and each predecessor Indenture Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Indenture Trustee and each predecessor Indenture Trustee, except as a result of negligence or bad faith) and of the Noteholders [and the [Swap Counterparty][Cap Provider]] allowed in such Proceedings;

(2)   unless prohibited by applicable law and regulations, to vote on behalf of the Holders of Notes in any election of a trustee, a standby trustee or Person performing similar functions in any such Proceedings;

(3)   to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute all amounts received with respect to the claims of the Noteholders[, of the [Swap Counterparty][Cap Provider]] and of the Indenture Trustee on their behalf; and

(4)   to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee or the Holders of Notes allowed in any judicial proceedings relative to the Issuer, its creditors and its property.

Any trustee, receiver, liquidator, custodian or other similar official in any such Proceeding is hereby authorized by each of such Noteholders to make payments to the Indenture Trustee and, in the event that the Indenture Trustee shall consent to the making of payments directly to such Noteholders, to pay to the Indenture Trustee such amounts as shall be sufficient

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to cover reasonable compensation to the Indenture Trustee, each predecessor Indenture Trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Indenture Trustee and each predecessor Indenture Trustee except as a result of negligence or bad faith.

(e)   Nothing herein contained shall be deemed to authorize the Indenture Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Noteholder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof or to authorize the Indenture Trustee to vote in respect of the claim of any Noteholder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar Person.

(f)   All rights of action and of asserting claims under this Indenture, or under any of the Notes [or any Interest Rate [Swap][Cap] Agreement], may be enforced by the Indenture Trustee without the possession of any of the Notes or the production thereof in any trial or other Proceedings relative thereto, and any such action or Proceedings instituted by the Indenture Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Indenture Trustee, each predecessor Indenture Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Holders of the Notes [and the [Swap Counterparty][Cap Provider]].

(g)   In any Proceedings brought by the Indenture Trustee (and also any Proceedings involving the interpretation of any provision of this Indenture to which the Indenture Trustee shall be a party), the Indenture Trustee shall be held to represent all the Noteholders [or the [Swap Counterparty][Cap Provider]], and it shall not be necessary to make any Noteholder [or the [Swap Counterparty][Cap Provider]] a party to any such Proceedings.

SECTION 5.04 Remedies; Priorities.

(a)   If an Event of Default shall have occurred and be continuing and result in the acceleration of the Notes, the Indenture Trustee shall make payments as set forth in Section 5.04(b) of this Indenture, rather than pursuant to Section 5.06(a) or the Sale and Servicing Agreement.

(b)   Notwithstanding the provisions of Section 5.06(a) of the Sale and Servicing Agreement, if the Indenture Trustee collects any money or property pursuant to this Article V and the Notes have been accelerated, it shall make the following deposits and distributions, to the extent of Available Funds on such Distribution Date pursuant to Section 5.04(a) on deposit in the Collection Account for such Distribution Date, in the following order of priority:

(1)   pro rata, to the Indenture Trustee and the Owner Trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Indenture and the Trust Agreement, respectively, but only to the extent that such fees, expenses or indemnity payments have not been paid by the Administrator and have been outstanding for at least sixty (60) days, such amounts to be paid from Available Amounts;

(2) [to the Asset Representations Reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Asset Representations Review Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the Sponsor and have been outstanding for at least sixty (60) days, such amounts to be paid from Available Amounts;]

(3) to the Servicer, the Base Servicing Fee and any unpaid Base Servicing Fees from one or more prior Collection Periods;

(4) [to the Swap Counterparty, the Net Swap Payment, if any, for such Distribution Date, such amounts to be paid from remaining Available Amounts;]

(5) [on a pro rata basis, (A) to the Swap Counterparty, any Senior Swap Termination Payments for such Distribution Date, and (B)] on a pro rata basis (based on the amounts distributable pursuant to this clause to each Class of Noteholders), to the Class A-1 Noteholders, the Noteholders' Interest Distributable Amount for such Class, to the Class A-2[a] Noteholders, the Noteholders' Interest Distributable Amount for such Class, [to the Class A-2b Noteholders, the Noteholders' Interest Distributable Amount for such Class,] to the Class A-3 Noteholders, the Noteholders' Interest Distributable Amount for such Class, and to the Class A-4 Noteholders, the Noteholders' Interest Distributable Amount for such Class to the extent of Available Amounts;

(6) to the Class A-1 Noteholders, until the total amount paid to such Noteholders in respect of principal from the Closing Date is equal to the Original Principal Amount for such Class of Notes, to the extent of Available Amounts and then, to the Class A-2[a] Noteholders, [the Class A-2b Noteholders,] the Class A-3 Noteholders and the Class A-4 Noteholders on a pro rata basis (based on the Outstanding Amount of each Class), until the total amount paid to such Noteholders in respect of principal from the Closing Date is equal to the Original Principal Amount for such Class of Notes, to the extent of Available Amounts;

(7) [to the Swap Counterparty, any Subordinated Swap Termination Payments for such Distribution Date, such amounts to be paid from any remaining Available Amounts;] and

(8) any remaining Available Amounts to the Designated Account for distribution to the Certificateholders.

(c) If the Indenture Trustee, as a result of the operation of Section 5.04(a), is deemed to have a conflict of interest under the TIA and is required to resign as Indenture Trustee hereunder, the Issuer shall, pursuant to Section 6.08, cause the Servicer to appoint a successor Indenture Trustee.

(d) In accordance with Section 5.04(c), if an Event of Default shall have occurred and be continuing, the Indenture Trustee may do one or more of the following (subject to Section 5.05):

(1) institute Proceedings in its own name and as trustee of an express trust for the collection of all amounts then payable on the Notes or under this Indenture with

respect thereto, whether by declaration or otherwise, enforce any judgment obtained, and collect from the Issuer[, the [Swap Counterparty][Cap Provider]] and any other obligor upon such Notes moneys adjudged due;

(2)   institute Proceedings from time to time for the complete or partial foreclosure of this Indenture with respect to the Collateral;

(3)   exercise any remedies of a secured party under the UCC and take any other appropriate action to protect and enforce the rights and remedies of the Indenture Trustee and the Noteholders [and the [Swap Counterparty][Cap Provider]]; and

(4)   sell the Collateral or any portion thereof or rights or interest therein, at one or more public or private sales called and conducted in any manner permitted by law;   provided, however, that the Indenture Trustee may not sell or otherwise liquidate the Collateral following an Event of Default, other than an Event of Default described in Section 5.01(a) or (b), unless (A) the Holders of 100% of the Outstanding Amount of the Notes, voting as a single class, consent thereto, or (B) the proceeds of such sale or liquidation distributable to the Noteholders are sufficient to discharge in full all amounts then due and unpaid upon the Notes for principal and interest [and all amounts due to the Swap Counterparty under each Interest Rate Swap Agreement], (C) the Indenture Trustee determines that the Owner Trust Estate may not continue to provide sufficient funds on an ongoing basis to make all payments of principal of and interest on the Notes as they would have become due if the Notes had not been declared due and payable, and the Indenture Trustee obtains the consent of Holders of a 66 2/3% of the Outstanding Amount of the Notes, voting as a single class, or (D) the Servicer exercises its option to purchase the Receivables pursuant to Section 9.01 of the Sale and Servicing Agreement and Section 10.01 hereof.   In determining such sufficiency or insufficiency with respect to clauses (B) and (C), the Indenture Trustee may, but need not, obtain and rely upon an opinion of an Independent investment banking or accounting firm of national reputation as to the feasibility of such proposed action and as to the sufficiency of the Owner Trust Estate for such purpose.

(e)   The Indenture Trustee may fix a record date and payment date for any payment to Noteholders [and the [Swap Counterparty][Cap Provider]] pursuant to this Section. At least 15 days before such record date, the Issuer shall mail to each Noteholder and the Indenture Trustee [and the [Swap Counterparty][Cap Provider]] a notice that states the related record date, payment date and amount to be paid.

SECTION 5.05 Optional Preservation of the Collateral. If the Notes have been declared to be due and payable under Section 5.02 following an Event of Default and such declaration and its consequences have not been rescinded and annulled, the Indenture Trustee may, unless otherwise directed by the Holders of at least a majority of the Outstanding Amount of the Notes, voting as a single class, but need not, elect to maintain possession of the Collateral and direct the Issuer, Servicer and Administrator not to take steps to liquidate the Receivables. It is the desire of the parties hereto[, the [Swap Counterparty] and the Noteholders that there be at all times sufficient funds for the payment of principal of and interest on the Notes [and the Swap Counterparty under the Interest Rate Swap Agreement(s)], and the Indenture Trustee shall take such desire into account when determining whether or not to maintain possession of the Collateral. In determining whether to maintain possession of the Collateral, the Indenture

Trustee may, but need not, obtain and rely upon an opinion of an Independent investment banking or accounting firm of national reputation as to the feasibility of such proposed action and as to the sufficiency of the Collateral for such purpose.

SECTION 5.06 <u>Limitation of Suits</u>. No Holder of any Note shall have any right to institute any Proceeding, judicial or otherwise, with respect to this Indenture or the other Basic Documents, or for the appointment of a receiver or trustee, or for any other remedy hereunder unless such Holder has previously given written notice to the Indenture Trustee of a continuing Event of Default or breach of the Basic Documents by a party thereto (an "<u>Action</u>"), and:

(a)   the Event of Default or Action, as applicable, arises from the Servicer's failure to remit payments when due; or

(b)   the Holders of not less than 25% of the Outstanding Amount of the Notes, voting as a single class have made written request to the Indenture Trustee to institute such Proceeding in respect of such Event of Default or Action , as applicable in its own name as Indenture Trustee hereunder and have offered to the Indenture Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in complying with such request, the Indenture Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute such Proceedings, and no direction inconsistent with that written request has been given to the Indenture Trustee during the 60-day period by the holders of a majority in principal amount of those outstanding Notes (or relevant class or classes of Notes).

It is understood and intended that no one or more Holders of Notes shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Notes or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided.

In the event the Indenture Trustee shall receive conflicting or inconsistent requests and indemnity from two or more groups of Holders of Notes, each representing less than a majority of the Outstanding Amount of the Notes, the Indenture Trustee in its sole discretion may determine what action, if any, shall be taken, notwithstanding any other provisions of this Indenture.

SECTION 5.07 <u>Rights of Noteholders to Receive Principal and Interest</u>. Notwithstanding any other provisions in this Indenture, the Holder of any Note shall have the right to receive payment of the principal of and interest, if any, on such Note on or after the respective due dates thereof expressed in such Note and in this Indenture (in each case with reference to the calculations to be made pursuant to the Sale and Servicing Agreement), and to institute suit for the enforcement of any such payment, and such right shall not be impaired without the consent of such Holder.

SECTION 5.08 <u>Restoration of Rights and Remedies</u>. If the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] or any Noteholder has instituted any Proceeding to enforce any right or remedy under this Indenture and such Proceeding has been discontinued or abandoned for any reason or has been determined adversely to the Indenture Trustee[, the [Swap

(Nissan 20[ ]-[ ] Indenture)

Counterparty][Cap Provider]] or to such Noteholder, then and in every such case the Issuer, the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] and the Noteholders shall, subject to any determination in such Proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] and the Noteholders shall continue as though no such Proceeding had been instituted.

SECTION 5.09 Rights and Remedies Cumulative. No right or remedy herein conferred upon or reserved to the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] or the Noteholders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 5.10 Delay or Omission Not a Waiver. No delay or omission of the Indenture Trustee or any Holder of any Note to exercise any right or remedy accruing upon any Default or Event of Default shall impair any such right or remedy or constitute a waiver of any such Default or Event of Default or an acquiescence therein. Every right and remedy given by this Article V or by law to the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] or the Noteholders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] or the Noteholders, as the case may be.

SECTION 5.11 Control by Noteholders. The Holders of a majority of the Outstanding Amount of the Notes, voting as a single class, shall have the right to direct the time, method and place of conducting any Proceeding for any remedy available to the Indenture Trustee with respect to the Notes or exercising any trust or power conferred on the Indenture Trustee; provided that:

(a) such direction shall not be in conflict with any rule of law or with this Indenture; and

(b) any direction to the Indenture Trustee to sell or liquidate the Collateral shall be by Holders of Notes representing not less than the applicable percentage of the Outstanding Amount of the Notes set forth in Section 5.04(d)(4); and

(c) the Indenture Trustee may take any other action deemed proper by the Indenture Trustee that is not inconsistent with such direction.

Notwithstanding the rights of Noteholders set forth in this Section, subject to Section 6.01, the Indenture Trustee need not take any action that it determines might involve it in liability or might materially adversely affect the rights of any Noteholders not consenting to such action.

SECTION 5.12 Waiver of Past Defaults. Prior to the declaration of the acceleration of the maturity of the Notes as provided in Section 5.02 or the liquidation or sale of the Collateral pursuant to Section 5.04, the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class, may waive any past Default or Event of Default and its consequences except a Default or Event of Default in (a) payment of principal or interest on the Notes or (b) an

(Nissan 20[ ]-[ ] Indenture)

Event of Default in respect of a covenant or provision hereof that cannot be modified or amended without the consent of the Holder of each Note. In the case of any such waiver, the Issuer, the Indenture Trustee and the Holders of the Notes shall be restored to their former positions and rights hereunder, respectively.

Upon any such waiver, such Default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured and not to have occurred, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

SECTION 5.13 <u>Undertaking for Costs</u>. All parties to this Indenture agree, and each Holder of any Note or Note Owner by such Holder's acceptance of such Note or beneficial interest therein, as the case may be, shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Indenture Trustee for any action taken, suffered or omitted by it as Indenture Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to (a) any suit instituted by the Indenture Trustee, (b) any suit instituted by any Noteholder, or a group of Noteholders, in each case holding in the aggregate more than 10% of the Outstanding Amount of the Notes, or (c) any suit instituted by any Noteholder for the enforcement of the payment of principal of or interest on any Note on or after the respective due dates expressed in such Note and in this Indenture [or (d) any suit instituted by the [Swap Counterparty][Cap Provider]].

SECTION 5.14 <u>Waiver of Stay or Extension Laws</u>. The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead or in any manner whatsoever, claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Indenture Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 5.15 <u>Action on Notes</u>. The Indenture Trustee's right to seek and recover judgment on the Notes or under this Indenture [or the Interest Rate [Swap][Cap] Agreement(s)] shall not be affected by the seeking, obtaining or application of any other relief under or with respect to this Indenture. Neither the lien of this Indenture nor any rights or remedies of the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] or the Noteholders shall be impaired by the recovery of any judgment by the Indenture Trustee against the Issuer or by the levy of any execution under such judgment upon any portion of the Owner Trust Estate or upon any of the assets of the Issuer. Any money or property collected by the Indenture Trustee shall be applied in accordance with <u>Section 5.04(a)</u>.

SECTION 5.16 <u>Performance and Enforcement of Certain Obligations</u>.

(Nissan 20[ ]-[ ] Indenture)

(a)   Promptly following a request from the Indenture Trustee to do so and at the Administrator's expense, the Issuer shall take all such lawful action as the Indenture Trustee may request to compel or secure the performance and observance by the Seller[, the [Swap Counterparty][Cap Provider]] and the Servicer, as applicable, of each of their obligations to the Issuer or to each other under or in connection with the Sale and Servicing Agreement [and the Interest Rate [Swap][Cap] Agreement(s)], or by the Seller of its remedies under or in connection with the Purchase Agreement, and to exercise any and all rights, remedies, powers and privileges lawfully available to the Issuer under or in connection with each such agreement to the extent and in the manner directed by the Indenture Trustee, including the transmission of notices of default on the part of the Seller[, [Swap Counterparty][Cap Provider]] or the Servicer thereunder and the institution of legal or administrative actions or proceedings to compel or secure performance by the Seller[, [Swap Counterparty][Cap Provider]] or the Servicer of each of their respective obligations under the Sale and Servicing Agreement, the Purchase Agreement [or the Interest Rate [Swap][Cap] Agreement(s)].

(b)   If an Event of Default has occurred and is continuing, the Indenture Trustee may, and at the direction (which direction shall be in writing or by telephone, confirmed in writing promptly thereafter) of the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class, shall, exercise all rights, remedies, powers, privileges and claims of the Issuer against the Seller[, the [Swap Counterparty][Cap Provider]] or the Servicer under or in connection with the Sale and Servicing Agreement, the Purchase Agreement [or the Interest Rate [Swap][Cap] Agreement(s)], or against the Administrator under the Administration Agreement, including the right or power to take any action to compel or secure performance or observance by the Seller, the Servicer or the Administrator, of each of their obligations to the Issuer thereunder and to give any consent, request, notice, direction, approval, extension, or waiver thereunder and any right of the Issuer to take such action shall be suspended.

ARTICLE VI
The Indenture Trustee

SECTION 6.01 <u>Duties of Indenture Trustee</u>. The Indenture Trustee, both prior to and after the occurrence of a Servicer Default under the Sale and Servicing Agreement, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture.

(a)   The Indenture Trustee, upon receipt of all resolutions, certificates, statements, opinions, reports, documents, orders or other instruments furnished to the Indenture Trustee that shall be specifically required to be furnished pursuant to any provision of this Indenture, shall examine them to determine whether they conform on their face to the requirements of this Indenture.

(b)   No provision of this Indenture shall be construed to relieve the Indenture Trustee from liability for its own negligent action, its own negligent failure to act, its own bad faith or its own willful misfeasance; provided, however, that:

(c)   the duties and obligations of the Indenture Trustee shall be determined solely by the express provisions of this Indenture, the Indenture Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture,

no implied covenants or obligations shall be read into this Indenture against the Indenture Trustee, the permissive right of the Indenture Trustee to do things enumerated in this Indenture shall not be construed as a duty and, in the absence of bad faith on the part of the Indenture Trustee, the Indenture Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Indenture Trustee and conforming on their face to the requirements of this Indenture;

(1) the Indenture Trustee shall not be personally liable for an error of judgment made in good faith, unless it shall be proved that the Indenture Trustee was negligent in performing its duties in accordance with the terms of this Indenture; and

(2) the Indenture Trustee shall not be personally liable with respect to any action taken, suffered or omitted to be taken in good faith in accordance with the direction of (i) the Holders of at least a majority of the Outstanding Amount of the Notes, voting as a single class, relating to the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred upon the Indenture Trustee under this Indenture.

(d) The Indenture Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties under this Indenture, or in the exercise of any of its rights or powers, if there shall be reasonable grounds for believing that the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(e) All information obtained by the Indenture Trustee regarding the Obligors and the Receivables contained in the Issuer, whether upon the exercise of its rights under this Indenture or otherwise, shall be maintained by the Indenture Trustee in confidence and shall not be disclosed to any other Person, unless such disclosure is required by any applicable law or regulation or pursuant to subpoena.

(f) If (i) pursuant to Section 3.02 of the Sale and Servicing Agreement, an Authorized Officer of the Indenture Trustee discovers that a representation or warranty with respect to a Receivable was incorrect as of the time specified with respect to such representation and warranty and such incorrectness materially and adversely affects such Receivable, or (ii) pursuant to Section 4.06 of the Sale and Servicing Agreement, an Authorized Officer of the Indenture Trustee discovers that a covenant of the Servicer has been breached with respect to a Receivable that would materially and adversely affect such Receivable, the Indenture Trustee shall give prompt written notice to the Servicer and the Owner Trustee of such incorrectness.

(g) The Indenture Trustee shall not be deemed to have knowledge of any Default or Event of Default or other event unless an Authorized Officer has actual knowledge thereof or has received written notice thereof in accordance with the provisions of this Indenture.

SECTION 6.02 Rights of Indenture Trustee.

(a) Except as otherwise provided in Section 6.01:

(Nissan 20[ ]-[ ] Indenture)

(1)   the Indenture Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, Officer's Certificate, certificate of an authorized signatory, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties, including, without limitation, provided to it via email or other suitable means of electronic distribution as permitted in writing by the Indenture Trustee;

(2)   the Indenture Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it under this Indenture in good faith and in accordance with such advice or Opinion of Counsel;

(3)   the Indenture Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture or the Sale and Servicing Agreement, or to institute, conduct or defend any litigation under this Indenture, or in relation to this Indenture or the Sale and Servicing Agreement, at the request, order or direction of any of the Noteholders pursuant to the provisions of this Indenture or the Sale and Servicing Agreement, unless such Noteholders shall have offered to the Indenture Trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred by it, its agents and its counsel in compliance with such request, order or direction;

(4)   the Indenture Trustee shall not be personally liable for any action taken, suffered or omitted by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(5)   the Indenture Trustee shall not be bound to recalculate, reverify, or make any investigation into the facts of matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or document, unless requested in writing to do so by Holders of Notes evidencing not less than 25% of the aggregate Outstanding Amount of the Notes; provided, however, that if the payment within a reasonable time to the Indenture Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Indenture Trustee, not reasonably assured to the Indenture Trustee by the security afforded to it by the terms of this Indenture, the Indenture Trustee may require reasonable indemnity against such cost, expense or liability as a condition to so proceeding; the reasonable expense of every such examination shall be paid by the Administrator or, if paid by the Indenture Trustee, shall be reimbursed by the Administrator upon demand; and nothing in this clause shall derogate from the obligation of the Servicer to observe any applicable law prohibiting disclosure of information regarding the Obligors;

(6)   the Indenture Trustee may execute any of the trusts or powers under this Indenture or perform any duties under this Indenture either directly or by or through agents or attorneys or a custodian, and the Indenture Trustee shall not be liable for the misconduct of such agents or attorneys if such agents or attorneys have been selected by the Indenture Trustee with reasonable care;

(7)   in order to comply with laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including those relating to the funding of terrorist activities and money laundering ("Applicable Law"), the Indenture Trustee is required to obtain, verify and record certain information relating to individuals and entities which maintain a business relationship with the Indenture Trustee. Accordingly, each of the parties agrees to provide the Indenture Trustee upon its reasonable request from time to time such identifying information and documentation as may be reasonably available for such party in order to enable the Indenture Trustee to comply with Applicable Law;

(8)   the rights, privileges, protections, immunities and benefits given to the Indenture Trustee herein, including the right to be indemnified, are extended to, and shall be enforceable by, the Indenture Trustee in its capacities as Indenture Trustee, Paying Agent and Secured Party under the Basic Documents; and

(9)   all communications, notices, instruction and other documents to be received by the Indenture Trustee (with the exception of those for which a non-electronic signature is expressly requested by the Indenture Trustee) may be provided to it via email with receipt confirmed via reply email, if requested, or other suitable means of electronic distribution as permitted in writing by the Indenture Trustee.

(10)   Before the Indenture Trustee acts or refrains from acting, it may require an Officer's Certificate (with respect to factual matters) and/or an Opinion of Counsel (with respect to matters of law), as applicable. The Indenture Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer's Certificate or Opinion of Counsel.

(11)   The Indenture Trustee will not be responsible for special, indirect, punitive, or consequential damages.

(b)   No Noteholder will have any right to institute any proceeding with respect to this Indenture except upon satisfying the conditions set forth in Section 5.06.

SECTION 6.03 Individual Rights of Indenture Trustee. The Indenture Trustee in its individual or any other capacity may become the Holder, beneficial owner or pledgee of Notes and may otherwise deal with the Issuer or its Affiliates with the same rights it would have if it were not Indenture Trustee. Any Paying Agent, Note Registrar, co-registrar or co-paying agent may do the same with like rights. However, in so doing the Indenture Trustee must comply with Sections 6.11 and 6.12.

SECTION 6.04 Indenture Trustee's Disclaimer. The Indenture Trustee makes no representations as to the validity or sufficiency of this Indenture[, any Interest Rate [Swap][Cap] Agreement] or the Notes (other than the execution by the Indenture Trustee on behalf of the Issuer of, and the certificate of authentication on, the Notes), or of the Certificates. The Indenture Trustee shall have no obligation to perform any of the duties of the Servicer or the Administrator unless explicitly set forth in this Indenture. The Indenture Trustee shall at no time have any responsibility or liability for or with respect to the legality, validity and enforceability of the Notes[, any Interest Rate [Swap][Cap] Agreement] or any Receivable, any ownership

interest in any Financed Vehicle, or the maintenance of any such ownership interest, or for or with respect to the efficacy of the Issuer or its ability to generate the payments to be distributed to Noteholders under this Indenture [or to the Swap Counterparty under the Interest Rate Swap Agreement(s)], including without limitation the validity of the assignment of the Receivables to the Issuer or of any intervening assignment; the existence, condition, location and ownership of any Receivable or Financed Vehicle; the existence and enforceability of any physical damage or credit life or credit disability insurance; the existence and contents of any retail installment sales contract or any computer or other record thereof; the completeness of any retail installment sales contract; the performance or enforcement of any retail installment sales contract; the compliance by the Issuer with any covenant or the breach by the Issuer, Seller or Servicer of any warranty or representation made under this Indenture or in any Basic Document or other related document and the accuracy of any such warranty or representation prior to the Indenture Trustee's receipt of notice or other discovery of any noncompliance therewith or any breach thereof; the acts or omissions of the Issuer, Seller or the Servicer; or any action by the Indenture Trustee taken at the instruction of the Issuer or Servicer, provided, however, that the foregoing shall not relieve the Indenture Trustee of its obligation to perform its duties under this Indenture. Except with respect to a claim based on the failure of the Indenture Trustee to perform its duties under this Indenture or based on the Indenture Trustee's willful misconduct, bad faith or negligence, no recourse shall be had for any claim based on any provision of this Indenture, [any Interest Rate [Swap][Cap] Agreement,] the Notes or Certificates or assignment thereof against the institution serving as the Indenture Trustee in its individual capacity. The Indenture Trustee shall not have any personal obligation, liability or duty whatsoever to any Noteholder[, the [Swap Counterparty][Cap Provider]] or any other Person with respect to any such claim, and any such claim shall be asserted solely against the Issuer or any indemnitor who shall furnish indemnity as provided in this Indenture. The Indenture Trustee shall not be accountable for the use or application by the Issuer of any of the Notes or of the proceeds of such Notes, or for the use or application of any funds paid to the Servicer in respect of the Notes.

SECTION 6.05 Notice of Defaults. If an Authorized Officer of the Indenture Trustee knows that a Default has occurred and is continuing, the Indenture Trustee shall mail to each Noteholder [and the [Swap Counterparty][Cap Provider]] notice of such Default within 10 days of the occurrence thereof. Except in the case of a Default in payment of principal of or interest on any Note, the Indenture Trustee may withhold such notice if and so long as a committee of its Authorized Officers in good faith determines that withholding the notice is in the interests of Noteholders.

SECTION 6.06 Reports by Indenture Trustee to Holders. The Indenture Trustee shall deliver or cause to be delivered annually to each Noteholder [and the [Swap Counterparty][Cap Provider]] of record such information as may be required to enable such Person to prepare its federal and state income tax returns. The Indenture Trustee shall also deliver or cause to be delivered annually to each Noteholder of record a report relating to its eligibility and qualification to continue as Indenture Trustee under this Indenture, any amounts advanced by it under this Indenture, the amount, interest rate and maturity date of certain indebtedness owed by the Issuer to such Indenture Trustee, in its individual capacity, the property and funds physically held by such Indenture Trustee in its capacity as such, and any action taken by it that materially affects the Notes and that has not been previously reported.

SECTION 6.07 <u>Compensation and Indemnity</u>. The Administrator shall pay to the Indenture Trustee from time to time reasonable compensation for its services as have been separately agreed upon between the Administrator and the Indenture Trustee. The Indenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Administrator shall reimburse the Indenture Trustee for all reasonable out-of-pocket expenses incurred or made by it, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Indenture Trustee's agents, counsel, accountants and experts including in connection with the Indenture Trustee's performance of its obligations under <u>Section 10.13</u> of the Sale and Servicing Agreement and <u>Sections 7.07</u> and <u>7.08</u> of this Indenture. The Administrator shall indemnify the Indenture Trustee against any and all loss, liability or expense (including reasonable attorneys' fees) incurred by it in connection with the administration of this Indenture or any of the Basic Documents and the performance of its duties hereunder or thereunder. The Indenture Trustee shall notify the Administrator promptly of any claim for which it may seek indemnity. Failure by the Indenture Trustee to so notify the Administrator shall not relieve the Administrator of its obligations hereunder. The Administrator shall defend any such claim, and the Indenture Trustee may have separate counsel and the Administrator shall pay the fees and expenses of such counsel. The Administrator shall not reimburse any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee through the Indenture Trustee's own willful misconduct, negligence or bad faith. To the extent not paid by the Administrator and outstanding for at least 60 days, such fees and indemnities shall be paid by the Issuer pursuant to Section 5.06 of the Sale and Servicing Agreement, <u>provided</u>, that prior to such payment pursuant to the Sale and Servicing Agreement, the Indenture Trustee shall notify the Administrator in writing that such fees and indemnities have been outstanding for at least 60 days. If such fees and indemnities are paid pursuant to Section 5.06 of the Sale and Servicing Agreement, the Administrator shall reimburse the Issuer in full for such payments.

The Administrator's payment obligations to the Indenture Trustee pursuant to this Section shall survive the discharge of this Indenture. When the Indenture Trustee incurs expenses after the occurrence of a Default specified in <u>Section 5.01(f)</u> or <u>(g)</u> with respect to the Issuer, the expenses are intended to constitute expenses of administration under Title 11 of the United States Code or any other applicable federal or state bankruptcy, insolvency or similar law.

SECTION 6.08 <u>Replacement of Indenture Trustee</u>. The Indenture Trustee may resign at any time by providing written notice of its resignation to the Issuer. Noteholders representing a majority of the Outstanding Amount may remove the Indenture Trustee at any time and appoint a successor Indenture Trustee by so notifying the Indenture Trustee and the Owner Trustee in writing. The Administrator may remove the Indenture Trustee if:

      (a)   the Indenture Trustee fails to comply with <u>Section 6.11</u>;

      (b)   the Indenture Trustee is adjudged a bankrupt or insolvent;

      (c)   a receiver or other public officer takes charge of the Indenture Trustee or its property; or

(d)   the Indenture Trustee otherwise becomes legally or practically incapable of fulfilling its duties hereunder.

If the Indenture Trustee resigns or is removed or if a vacancy exists in the office of Indenture Trustee for any reason (the Indenture Trustee in such event being referred to herein as the retiring Indenture Trustee), the Servicer shall promptly appoint a successor Indenture Trustee. The successor Indenture Trustee shall pay all reasonable costs and expenses incurred in connection with removing and replacing the Indenture Trustee for a series of Notes and transferring the predecessor Indenture Trustee's duties and obligations to the successor Indenture Trustee. To the extent not paid by the successor Indenture Trustee, the Administrator shall pay all reasonable costs and expenses incurred in connection with removing and replacing the Indenture Trustee for a series of Notes and transferring the predecessor Indenture Trustee's duties and obligations to the successor Indenture Trustee. No resignation or removal of the Indenture Trustee and no appointment of a successor Indenture Trustee shall become effective until the acceptance of appointment by the successor Indenture Trustee pursuant to this Section 6.08.

A successor Indenture Trustee shall deliver a written acceptance of its appointment to the retiring Indenture Trustee, the Servicer, the Owner Trustee [, the [Swap Counterparty][Cap Provider]] and the Administrator. Thereupon the resignation or removal of the retiring Indenture Trustee shall become effective, and the successor Indenture Trustee shall have all the rights, powers and duties of the Indenture Trustee under this Indenture. The successor Indenture Trustee shall mail a notice of its succession to the Noteholders, the Certificateholders [and the [Swap Counterparty][Cap Provider]]. The retiring Indenture Trustee shall promptly transfer all property held by it as Indenture Trustee to the successor Indenture Trustee.

If a successor Indenture Trustee does not take office within 30 days after the retiring Indenture Trustee resigns or is removed, the retiring Indenture Trustee, the Administrator or the Holders of a majority in Outstanding Amount of the Notes may petition any court of competent jurisdiction for the appointment of a successor Indenture Trustee.

If the Indenture Trustee fails to comply with Section 6.11, any Noteholder may at any time thereafter petition any court of competent jurisdiction for the removal of the Indenture Trustee and the appointment of a successor Indenture Trustee.

Notwithstanding the replacement of the Indenture Trustee pursuant to this Section, the Issuer's and the Administrator's obligations under Section 6.07 shall continue for the benefit of the retiring Indenture Trustee.

SECTION 6.09 Successor Indenture Trustee by Merger. If the Indenture Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another Person, the resulting, surviving or transferee corporation without any further act shall be the successor Indenture Trustee if such surviving Person or transferee corporation or banking shall be otherwise qualified and eligible under Section 6.11. The Indenture Trustee shall provide the Issuer, the Owner Trustee and the Administrator reasonable prior written notice of any such transaction (and the Administrator will provide notice thereof to each Rating Agency pursuant to Section 1(d) of the Administration Agreement).

In case at the time such successor or successors by merger, conversion or consolidation to the Indenture Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Indenture Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Indenture Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Indenture Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Indenture Trustee shall have.

SECTION 6.10 Appointment of Co-Indenture Trustee or Separate Indenture Trustee.

(a)   Notwithstanding any other provisions of this Indenture, at any time, for the purpose of meeting any legal requirement of any jurisdiction in which any part of the Owner Trust Estate may at the time be located, the Indenture Trustee shall have the power and may execute and deliver all instruments to appoint one or more Persons to act as a co-trustee or co-trustees, or separate trustee or separate trustees, of all or any part of the Issuer, and to vest in such Person or Persons, in such capacity and for the benefit of the Noteholders, such title to the Owner Trust Estate, or any part hereof, and, subject to the other provisions of this Section, such powers, duties, obligations, rights and trusts as the Indenture Trustee may consider necessary or desirable. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a trustee under Section 6.11 and no notice to Noteholders [or the [Swap Counterparty][Cap Provider]] of the appointment of any co-trustee or separate trustee shall be required under Section 6.08 hereof.

(b)   Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(1)   all rights, powers, duties and obligations conferred or imposed upon such separate trustee or co-trustee shall be conferred or imposed upon and exercised or performed by the Indenture Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act separately without the Indenture Trustee joining in and/or directing such act), except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed the Indenture Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to the Owner Trust Estate or any portion thereof in any such jurisdiction) shall be exercised and performed singly by such separate trustee or co-trustee, but solely at the direction of the Indenture Trustee;

(2)   no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder; and

(3)   the Indenture Trustee may at any time accept the resignation of or remove any separate trustee or co-trustee.

(c)   Any notice, request or other writing given to the Indenture Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees as effectively as

(Nissan 20[ ]-[ ] Indenture)

if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article VI. Each separate trustee and co-trustee, upon its acceptance of the trusts thereupon conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Indenture Trustee or separately, as may be provided therein, subject to all the provisions of this Indenture, including every provision of this Indenture relating to the conduct of, affecting the liability of, or affording protection to, the Indenture Trustee. Every such instrument shall be filed with the Indenture Trustee.

(d) Any separate trustee or co-trustee may at any time constitute the Indenture Trustee, its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Indenture Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

SECTION 6.11 Eligibility; Disqualification. The Indenture Trustee shall at all times satisfy the requirements of TIA Section 310(a). The Indenture Trustee shall have a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition and it or its parent shall have a long-term debt rating of ["Baa3"] or better by [Moody's], or its equivalent rating or better by [Fitch], or otherwise acceptable to the Rating Agencies. The Indenture Trustee shall comply with TIA Section 310(b), including the optional provision permitted by the second sentence of TIA Section 310(b)(9); provided, however, that there shall be excluded from the operation of TIA Section 310(b)(1) any indenture or indentures under which other securities of the Issuer are outstanding if the requirements for such exclusion set forth in TIA Section 310(b)(1) are met.

SECTION 6.12 Preferential Collection of Claims Against Issuer. The Indenture Trustee shall comply with TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). An Indenture Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated.

SECTION 6.13 Acknowledgement by Indenture Trustee of its Obligations Under the Sale and Servicing Agreement. The Indenture Trustee hereby agrees and consents to the provisions of the Sale and Servicing Agreement applicable to it (including, without limitation, Sections 5.06, 5.07, and [5.08] thereof) and agrees to be bound by such provisions.

ARTICLE VII
Noteholders' Lists and Reports

SECTION 7.01 Note Registrar To Furnish Names and Addresses of Noteholders. The Note Registrar shall furnish or cause to be furnished to the Indenture Trustee, the Owner Trustee, the Servicer or the Administrator, within 15 days after receipt by the Note Registrar of a written request therefrom, a list of the names and addresses of the Noteholders of any Class as of the most recent Record Date. If three or more Noteholders, or one or more Holders evidencing not less than 25% of the Outstanding Amount of the Notes (hereinafter referred to as "Applicants"),

(Nissan 20[ ]-[ ] Indenture)

apply in writing to the Indenture Trustee, and such application states that the Applicants desire to communicate with other Noteholders with respect to their rights under this Indenture or under the Notes and such application is accompanied by a copy of the communication that such Applicants propose to transmit, then the Indenture Trustee shall, within five Business Days after the receipt of such application, afford such Applicants access, during normal business hours, to the current list of Noteholders. Such Indenture Trustee may elect not to afford the requesting Noteholders access to the list of Noteholders if it agrees to mail the desired communication by proxy, on behalf of and at the expense of the requesting Noteholders, to all Noteholders. Every Noteholder, by receiving and holding a Note, agrees with the Indenture Trustee and the Issuer that none of the Indenture Trustee, the Owner Trustee, the Issuer, the Servicer or the Administrator shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Noteholders under this Indenture, regardless of the source from which such information was derived.

If the Indenture Trustee shall cease to be the Note Registrar, then thereafter the Administrator will furnish or cause to be furnished to the Indenture Trustee not more than five days after the most recent Record Date or at such other times as the Indenture Trustee reasonably may request in writing, a list, in such form as the Indenture Trustee reasonably may require, of the names and addresses of the Holders of Notes as of such Record Date.

SECTION 7.02 Preservation of Information; Communications to Noteholders.

(a)   The Indenture Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of the Holders of Notes contained in the most recent list furnished to the Indenture Trustee as provided in Section 7.01 and the names and addresses of Holders of Notes received by the Indenture Trustee in its capacity as Note Registrar. The Indenture Trustee may destroy any list furnished to it as provided in such Section 7.01 upon receipt of a new list so furnished.

(b)   Noteholders may communicate pursuant to TIA Section 312(b) with other Noteholders with respect to their rights under this Indenture or under the Notes.

(c)   The Issuer, the Indenture Trustee and the Note Registrar shall have the protection of TIA Section 3.12(c).

SECTION 7.03 Reports by Issuer.

(a)   The Issuer shall:

(1)   file with the Indenture Trustee, within 15 days after the Issuer is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) that the Issuer may be required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act;

(2)   file with the Indenture Trustee and the Commission in accordance with the rules and regulations prescribed from time to time by the Commission such additional information, documents and reports with respect to compliance by the Issuer with the conditions

(Nissan 20[ ]-[ ] Indenture)

and covenants of this Indenture as may be required from time to time by such rules and regulations; and

(3) supply to the Indenture Trustee (and the Indenture Trustee shall transmit by mail to all Noteholders described in TIA Section 313(c)) such summaries of any information, documents and reports required to be filed by the Issuer pursuant to clauses (i) and (ii) of this Section 7.03(a) and by rules and regulations prescribed from time to time by the Commission.

(b) Unless the Issuer otherwise determines, the fiscal year of the Issuer shall end on [_____] of each year.

SECTION 7.04 Reports by Indenture Trustee. If required by TIA Section 313(a), within 60 days after the end of each Fiscal Year of the Issuer, beginning with the fiscal year ending [_____], the Indenture Trustee shall mail to each Noteholder as required by TIA Section 313(c) a brief report dated as of such date that complies with TIA Section 313(a). The Indenture Trustee also shall comply with TIA Section 313(b).

A copy of each report at the time of its mailing to Noteholders shall be filed by the Indenture Trustee with the Commission and each stock exchange, if any, on which the Notes are listed. The Issuer shall notify the Indenture Trustee if and when the Notes are listed on any stock exchange.

SECTION 7.05 Indenture Trustee Website. The Indenture Trustee may make available to the Noteholders, via the Indenture Trustee's website, all reports or notices required to be provided by the Indenture Trustee under the terms of this Indenture and, with the consent or at the direction of the Servicer, such other information regarding the Notes as the Indenture Trustee may have in its possession. Any information that is disseminated in accordance with the provisions of this Section 7.05 shall not be required to be disseminated in any other form or manner. Except for documents prepared by the Indenture Trustee and subject to its obligations under this Indenture, the Indenture Trustee will make no representation or warranties as to the accuracy or completeness of such documents and will assume no responsibility therefor.

The Indenture Trustee's internet website shall be initially located at [_____] or at such other address as shall be specified by the Indenture Trustee from time to time in writing to the parties hereto. In connection with providing access to the Trustee's internet website, the Indenture Trustee may require registration and the acceptance of a disclaimer.

SECTION 7.06 Information to be Provided by the Indenture Trustee.   The Indenture Trustee shall provide the Issuer and the Servicer (each, a "Nissan Party," and collectively, the "Nissan Parties") with (i) notification pursuant to Section 6.01(e), as soon as practicable and in any event within ten Business Days, (ii) not later than the tenth day of each calendar month (or, if such day is not a Business Day, the immediately following Business Day), beginning [_____], a report substantially in the form of Exhibit B with respect to any demands communicated to an Authorized Officer of the Indenture Trustee during the immediately preceding calendar month (or, in the case of the initial notice, since the Closing Date) for the

repurchase of any Receivable pursuant to Section 3.02 of the Sale and Servicing Agreement, and (iii) promptly upon the request by a Nissan Party, any information in its possession reasonably requested by a Nissan Party to facilitate compliance by the Nissan Parties with Rule 15Ga-1 under the Exchange Act and Items 1104(e) and 1121(c) of Regulation AB. In no event shall the Indenture Trustee be deemed to be a "securitizer" as defined in Section 15G(a) of the Exchange Act, nor shall it have any responsibility for making any filing required to be made by a securitizer under the Exchange Act or Regulation AB.

SECTION 7.07 Noteholder Demand for Repurchase; Dispute Resolution.

(a)   If a Noteholder (if the Notes are represented by Definitive Notes) or a Note Owner (if the Notes are represented by Book-Entry Notes) becomes aware of a breach of NMAC's representations and warranties in Section 3.2(b) of the Purchase Agreement or the Seller's representations and warranties in Section 3.01 of the Sale and Servicing Agreement that would require NMAC or the Seller, as applicable, to repurchase a Receivable pursuant to Section 4.3 of the Purchase Agreement or Section 3.02 of the Sale and Servicing Agreement, as applicable, such Noteholder or Note Owner (the "Requesting Investor") may, by written notice to the Indenture Trustee, direct the Indenture Trustee to notify NMAC or the Seller, as applicable, of such breach and request that NMAC or the Seller, as applicable, repurchase the related Receivable. Any such written notice to the Indenture Trustee shall identify the Receivable, as well as the related breach of representation or warranty. If the Requesting Investor is a Note Owner, then each written notice from such Requesting Investor must be accompanied by Verification Documents. Upon receipt of any written notice of a repurchase request that complies with the requirements of this Section 7.07(a), the Indenture Trustee shall forward such written notice to NMAC or the Seller and request that NMAC or the Seller, as applicable, repurchase the related Receivable pursuant to Section 4.3 of the Purchase Agreement or Section 3.02 of the Sale and Servicing Agreement, as applicable. For avoidance of doubt, following delivery of such notice and request to NMAC or the Seller, the Indenture Trustee shall have no responsibility or liability for the determination by NMAC or the Seller, as applicable, to repurchase or not to repurchase the related Receivable or for monitoring whether or not such repurchase occurs.

(b)   If a Requesting Investor directs the Indenture Trustee to request the repurchase of a Receivable pursuant to clause (a) above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of such Requesting Investor, within 180 days of the receipt of notice of the request by NMAC or the Seller, as applicable, the Indenture Trustee shall, at the direction of such Requesting Investor, refer the matter to either mediation or arbitration pursuant to Section 10.13 of the Sale and Servicing Agreement. A repurchase will be deemed to be resolved to the reasonable satisfaction of the Requesting Investor if an Asset Review has been completed with respect to the Receivable underlying such request and the findings and conclusions of the Asset Representations Reviewer found no Test Fails with respect to those Receivables. The Requesting Investor shall instruct the Indenture Trustee as to the selection of mediation or arbitration as the means of dispute resolution.

SECTION 7.08 Asset Review Voting.

(Nissan 20[ ]-[ ] Indenture)

(a)   If the Delinquency Percentage on any Distribution Date exceeds the Delinquency Trigger, then Noteholders (if the Notes are represented by Definitive Notes) or Note Owners (if the Notes are represented by Book-Entry Notes) holding at least 5% of the Outstanding Amount (the "Instituting Noteholders") may elect to initiate a vote to determine whether the Asset Representations Reviewer should conduct an Asset Review by giving written notice to the Indenture Trustee of their desire to institute such a vote within 90 days after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. If any of the Instituting Noteholder is not a Noteholder as reflected on the Note Register, the Indenture Trustee may require such Instituting Noteholder to provide Verification Documents to confirm that the Instituting Noteholder is, in fact, a Note Owner. If the Instituting Noteholders initiate a vote as described in clause (a), the Indenture Trustee shall submit the matter to a vote of all Noteholders, which shall be through the Clearing Agency if the Notes are represented by Book-Entry Notes). The Indenture Trustee may set a Record Date for purposes of determining the identity of Noteholders or Note Owners, as applicable, entitled to vote in accordance with TIA Section 316(c). The vote will remain open until the 120th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. The "Noteholder Direction" shall be deemed to have occurred if Noteholders representing at least a majority of the voting Noteholders vote in favor of directing an Asset Review of the Subject Receivables by the Asset Representations Reviewer. Following the completion of the voting process, the next Form 10-D filed by the Seller will disclose whether or not a Noteholder Direction has occurred.

(b)   Within [5 Business Days] of the Review Satisfaction Date, the Indenture Trustee will send a Review Notice to NMAC, the Seller, the Servicer and the Asset Representations Reviewer directing the Asset Representations Reviewer to conduct an Asset Review of the Subject Receivables.

ARTICLE VIII
Accounts, Disbursements and Releases

SECTION 8.01 Collection of Money. Except as otherwise expressly provided herein, the Indenture Trustee may demand payment or delivery of, and shall receive and collect, directly and without intervention or assistance of any fiscal agent or other intermediary, all money and other property payable to or receivable by the Indenture Trustee pursuant to this Indenture. The Indenture Trustee shall apply all such money received by it as provided in this Indenture. Except as otherwise expressly provided in this Indenture, if any default occurs in the making of any payment or performance under any agreement or instrument that is part of the Owner Trust Estate, the Indenture Trustee may take such action as may be appropriate to enforce such payment or performance, including the institution and prosecution of appropriate Proceedings. Any such action shall be without prejudice to any right to claim a Default or Event of Default under this Indenture and any right to proceed thereafter as provided in Article V.

SECTION 8.02 Accounts.

(a)   On or prior to the Closing Date, the Issuer shall cause the Servicer to establish and maintain, in the name of the Indenture Trustee until the outstanding amount of the

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Notes is zero, and thereafter, in the name of the Issuer, the Collection Account as provided in Section 5.01 of the Sale and Servicing Agreement.

(b)   On or prior to the Closing Date, the Issuer will cause the Servicer to establish and maintain in the name of the Indenture Trustee, until the outstanding amount of the Notes is zero, the Reserve Account as provided in Section 5.01 of the Sale and Servicing Agreement. On or prior to the Closing Date, the Issuer shall cause to be deposited an amount equal to the Reserve Account Initial Deposit into the Reserve Account.

(c)   The Indenture Trustee shall transfer all amounts remaining on deposit in the Collection Account on the Distribution Date on which the Notes of all Classes have been paid in full [and all outstanding payments due to the Swap Counterparty have been made] (or substantially all of the Collateral is otherwise released from the lien of this Indenture) to the Designated Account and shall take all necessary or appropriate actions to transfer all of its right, title and interest in the Collection Account, all funds or investments held therein and all proceeds thereof, whether or not on behalf of the Securityholders [or the Swap Counterparty], to the Owner Trustee for the benefit of the Certificateholders, subject to the limitations set forth herein with respect to amounts held for payment to Noteholders that do not promptly deliver a Note for payment on such Distribution Date.

SECTION 8.03 General Provisions Regarding Accounts.

(a)   So long as no Default or Event of Default shall have occurred and be continuing, all or a portion of the funds in the Collection Account shall be invested in Eligible Investments and reinvested by the Indenture Trustee at the written direction of the Servicer, subject to the provisions of Section 5.01 [and 5.08, respectively] of the Sale and Servicing Agreement. All income or other gain from investments of moneys deposited in the Collection Account shall be deposited by the Indenture Trustee in the Collection Account and paid to the Servicer as servicing compensation on any Business Day on or after which such amount is deposited in the Collection Account, and any loss resulting from such investments shall be charged to such account. Subject to the provisions of Section 5.07 of the Sale and Servicing Agreement, all income or other gain from investments of moneys deposited in the Reserve Account shall be paid to the Certificateholders on any Business Day on or after which such amount is deposited in the Reserve Account, and any loss resulting from such investments shall be charged to such account. The Servicer will not direct the Indenture Trustee, and the Issuer shall cause the Servicer not, to make any investment of any funds or to sell any investment held in the Accounts unless the security interest Granted and perfected in such account will continue to be perfected in such investment or the proceeds of such sale, in either case without any further action by any Person, and, in connection with any direction to the Indenture Trustee to make any such investment or sale, if requested by the Indenture Trustee, the Servicer shall deliver to the Indenture Trustee an Opinion of Counsel, reasonably acceptable to the Indenture Trustee, to such effect.

(b)   [All amounts held in the [Swap][Cap] Termination Payment Account shall be invested by the Indenture Trustee, as directed in writing by the Servicer, in Eligible Investments; provided that if (x) the Servicer shall have failed to give investment directions for any funds on deposit in the [Swap][Cap]Termination Payment Account to the Indenture Trustee

by 5:00 p.m. Eastern Time (or such other time as may be agreed by the Servicer and the Indenture Trustee) on any Business Day, or (y) a Default or Event of Default shall have occurred and be continuing with respect to the Notes but the Notes shall not have been declared due and payable pursuant to the Indenture, or (z) the Notes shall have been declared due and payable following an Event of Default, but amounts collected or receivable from the Collateral are being applied pursuant to Section 5.05 if there had not been such a declaration, then the Indenture Trustee shall, to the fullest extent practicable, invest and reinvest funds in the [Swap][Cap]Termination Payment Account in one or more Eligible Investments specified in clauses (i), (iv) or (vi) of the definition of Eligible Investments. All such Eligible Investments shall mature not later than the Business Day preceding the next Distribution Date, in such manner that such amounts invested shall be available to make the required deposits on the Distribution Date; provided that if permitted by the Rating Agencies, monies on deposit therein may be invested in Eligible Investments that mature later than the Business Day preceding the next Distribution Date. The Servicer will not direct the Indenture Trustee to make any investment of any funds or to sell any investment held in the [Swap][Cap]Termination Payment Account unless the security interest granted and perfected in such account will continue to be perfected in such investment or the proceeds of such sale, in either case without any further action by any Person, and, in connection with any direction to the Indenture Trustee to make any such investment or sale, if requested by the Indenture Trustee, the Servicer shall deliver to the Indenture Trustee an Opinion of Counsel, acceptable to the Indenture Trustee, to such effect. Earnings, if any, on investment of funds in the [Swap][Cap]Termination Payment Account shall be paid to the Servicer, as servicing compensation on any Business Day on or after which such amount is deposited in the [Swap][Cap]Termination Payment Account, and any loss resulting from such investments shall be charged to such account. The Indenture Trustee shall incur no liability for the selection of investments or for losses thereon absent its own negligence or willful misfeasance. The Indenture Trustee shall have no liability in respect of losses incurred as a result of the liquidation of any investment prior to its stated maturity date or the failure of the Servicer to provide timely written investment directions.]

(c)   Subject to Section 6.01(c), the Indenture Trustee shall not in any way be held liable by reason of any insufficiency in the Collection Account, the Reserve Account [or, the [Swap][Cap]Termination Payment Account] resulting from any loss on any Eligible Investment included therein at the direction of the Servicer, except for losses attributable to the Indenture Trustee's failure to make payments on such Eligible Investments issued by the Indenture Trustee, in its commercial capacity as principal obligor and not as trustee, in accordance with the terms thereof.

(d)   If (i) the Servicer shall have failed to give investment directions for any funds on deposit in the Collection Account, the Reserve Account[or, the [Swap][Cap] Termination Payment Account] to the Indenture Trustee by 5:00 p.m. Eastern Time (or such other time as may be agreed by the Servicer and Indenture Trustee) on any Business Day or (ii) a Default or Event of Default shall have occurred and be continuing with respect to the Notes but the Notes shall not have been declared due and payable pursuant to Section 5.02 or (iii) if such Notes shall have been declared due and payable following an Event of Default, amounts collected or receivable from the Owner Trust Estate are being applied in accordance with Section 5.05 as if there had not been such a declaration, then the Indenture Trustee shall, to the fullest extent practicable, invest and reinvest funds in the Collection Account in an Eligible Investment

specified in clauses (i), (iv) or (vi) of the definition of Eligible Investments provided in the Sale and Servicing Agreement.

(e)   Except as otherwise provided hereunder or agreed in writing among the parties hereto, the Servicer shall retain the authority to institute, participate and join in any plan of reorganization, readjustment, merger or consolidation with respect to the issuer of any securities held hereunder, and, in general, to exercise each and every other power or right with respect to each such asset or investment as individuals generally have and enjoy with respect to their own assets and investment, including power to vote upon any securities

SECTION 8.04 Release of Owner Trust Estate.

(a)   Subject to the payment of its fees and expenses pursuant to Section 6.07, the Indenture Trustee may, and when required by the provisions of this Indenture shall, execute instruments to release property from the lien of this Indenture, or convey the Indenture Trustee's interest in the same, in a manner and under circumstances that are not inconsistent with the provisions of this Indenture. No party relying upon an instrument executed by the Indenture Trustee as provided in this Article VIII shall be bound to ascertain the Indenture Trustee's authority, inquire into the satisfaction of any conditions precedent or see to the application of any moneys.

(b)   The Indenture Trustee shall, at such time as there are no Notes outstanding and all sums due the Indenture Trustee pursuant to Section 6.07 [and to the Swap Counterparty pursuant to an Interest Rate Swap Agreement] (as certified by an authorized officer of the Issuer in the officer's certificate delivered to the Trustee) have been paid, release any remaining portion of the Owner Trust Estate that secured the Notes from the lien of this Indenture and release to or to the order of the Issuer, any funds entitled thereto then on deposit in the Collection Account and the Reserve Account. The Indenture Trustee shall release property from the lien of this Indenture pursuant to this Section 8.04(b) only upon receipt of an Officer's Certificate and (if required by the TIA) Independent Certificates in accordance with TIA Sections 314(c) and 314(d)(1) meeting the applicable requirements of Section 11.01.

SECTION 8.05 Release of Receivables Upon Purchase by the Seller or the Servicer.

(a)   Upon repurchase of any Receivable by the Seller pursuant to Section 3.02 of the Sale and Servicing Agreement or any purchase of any Receivable by the Servicer pursuant to Section 4.06 or Section 9.01 of the Sale and Servicing Agreement, the Indenture Trustee, on behalf of the Noteholders [and the Swap Counterparty], shall, without further action, be deemed to release from the Lien of this Indenture such repurchased Receivable, all monies due or to become due with respect thereto and all proceeds thereof and the other property with respect to such Receivable, and all security and any documents relating thereto, and the Seller or the Servicer, as applicable, shall thereupon own each such Receivable, and all such related security and documents, free of any further obligation to the Issuer, the Indenture Trustee[, the Swap Counterparty] or the Noteholders with respect thereto.

(b)   The Indenture Trustee shall execute such documents and instruments and take such other actions as shall be reasonably requested by the Seller or the Servicer, as the case

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may be, to effect the release of such Receivable pursuant hereto and the assignment of such Receivable by the Issuer pursuant to Section 9.02 of the Sale and Servicing Agreement.

SECTION 8.06 <u>Opinion of Counsel</u>. The Indenture Trustee shall receive at least seven days notice when requested by the Issuer to take any action pursuant to <u>Section 8.04(a)</u> (provided that the Indenture Trustee in its discretion may waive such notice), accompanied by copies of any instruments involved, and the Indenture Trustee may also require (and shall require, to extent required by the TIA), except in connection with any action contemplated by <u>Section 8.04(b)</u>, as a condition to such action, an Opinion of Counsel, in form and substance satisfactory to the Indenture Trustee, stating the legal effect of any such action, outlining the steps required to complete the same, and concluding that all conditions precedent to the taking of such action have been complied with and such action will not materially and adversely impair the security for the Notes [or any Interest Rate [Swap][Cap] Agreement] or the rights of the Noteholders [or the [Swap Counterparty][Cap Provider]] in contravention of the provisions of this Indenture; provided, however, that such Opinion of Counsel shall not be required to express an opinion as to the fair value of the Owner Trust Estate. Counsel rendering any such opinion may rely, without independent investigation, on the accuracy and validity of any certificate or other instrument delivered to the Indenture Trustee in connection with any such action.

ARTICLE IX
Supplemental Indentures

SECTION 9.01 <u>Supplemental Indentures Without Consent of Noteholders</u>.

(a)   Without the consent of the Holders of any Notes or any Certificates and with prior written notice by the Issuer to the Administrator (and the Administrator will provide notice thereof to each Rating Agency pursuant to Section 1(d) of the Administration Agreement) [and to the [Swap Counterparty][Cap Provider]], the Issuer and the Indenture Trustee, when authorized by an Issuer Order, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Indenture Trustee, for any of the following purposes:

(1)   to correct or amplify the description of any property at any time subject to the lien of this Indenture, or to better assure, convey and confirm unto the Indenture Trustee any property subject or required to be subjected to the lien of this Indenture, or to subject to the lien of this Indenture additional property;

(2)   to evidence the succession, in compliance with the applicable provisions hereof, of another person to the Issuer, and the assumption by any such successor of the covenants of the Issuer contained herein and in the Notes;

(3)   to add to the covenants of the Issuer, for the benefit of the Holders of the Notes [and the [Swap Counterparty][Cap Provider]], or to surrender any right or power herein conferred upon the Issuer;

(4)   to convey, transfer, assign, mortgage or pledge any property to or with the Indenture Trustee;

(5)   to cure any ambiguity, to correct or supplement any provision herein or in any supplemental indenture that may be inconsistent with any other provision herein or in any supplemental indenture or to make any other provisions with respect to matters or questions arising under this Indenture or in any supplemental indenture to the extent such action shall not adversely affect the interests of the Holders of the Notes;

(6)   to evidence and provide for the acceptance of the appointment hereunder by a successor trustee with respect to the Notes and to add to or change any of the provisions of this Indenture as shall be necessary to facilitate the administration of the trusts hereunder by more than one trustee, pursuant to the requirements of Article VI; or

(7)   to modify, eliminate or add to the provisions of this Indenture to such extent as shall be necessary to effect the qualification of this Indenture under the TIA or under any similar federal statute hereafter enacted and to add to this Indenture such other provisions as may be expressly required by the TIA.

The Indenture Trustee is hereby authorized to join in the execution of any such supplemental indenture and to make any further appropriate agreements and stipulations that may be therein contained.

(b)   The Issuer and the Indenture Trustee, when authorized by an Issuer Order, without the consent of any Noteholder or any other Person [or the [Swap Counterparty][Cap Provider]], may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture or of modifying in any manner the rights of the Holders of the Notes under this Indenture subject to the satisfaction of one of the following conditions: (i) the Issuer delivers an Officer's Certificate or Opinion of Counsel to the Indenture Trustee to the effect that such supplemental indenture will not materially and adversely affect the interests of the Noteholders; or (ii) the Rating Agency Condition is satisfied with respect to such supplemental indenture; provided, however, that in the event that any Certificates are then held by anyone other than the Administrator or any of its Affiliates, this Indenture may only be amended by the Issuer and the Indenture Trustee if, in addition, (i) the Holders of the Certificates evidencing a majority of the Certificate Balance consent to such amendment or (ii) such amendment shall not, as evidenced by an Officer's Certificate of the Administrator or an Opinion of Counsel delivered to the Owner Trustee, materially and adversely affect the interests of the Certificateholders. It will not be necessary to obtain the consent of the Certificateholders to approve the particular form of any proposed amendment or consent, but it will be sufficient if such consent approves the substance thereof.

SECTION 9.02 Supplemental Indentures with Consent of Noteholders. Subject to subsection (b) of Section 9.01, the Issuer and the Indenture Trustee, when authorized by an Issuer Order, also may, with prior written notice by the Issuer to the Administrator (and the Administrator will provide notice thereof to each Rating Agency pursuant to Section 1(d) of the Administration Agreement) [and the [Swap Counterparty][Cap Provider]] and with the consent of the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class by Action of such Holders delivered to the Issuer and the Indenture Trustee, enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to, or changing in

any manner or eliminating any of the provisions of, this Indenture or of modifying in any manner the rights of the Holders of the Notes under this Indenture; provided, however, that no such supplemental indenture entered into in accordance with this Section 9.02 shall, without the consent of the Holder of each Outstanding Note affected thereby:

(1)   change the due date of any installment of principal of or interest on any Note, or reduce the principal amount thereof, the Interest Rate thereon or redemption price therefor, or change any place of payment where, or the coin or currency in which, any Note or the interest thereon is payable;

(2)   impair the right to institute suit for the enforcement of the provisions of this Indenture requiring the application of funds available therefor, as provided in Article V, to the payment of any such amount due on the Notes on or after the respective due dates thereof;

(3)   reduce the percentage of the Outstanding Amount of the Notes, the consent of the Holders of which is required for any such supplemental indenture, or the consent of the Holders of which is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences provided for in this Indenture;

(4)   modify or alter the provisions of the proviso to the definition of the term "Outstanding";

(5)   reduce the percentage of the Outstanding Amount of the Notes required to direct the Indenture Trustee to sell or liquidate the Owner Trust Estate if the proceeds of that sale would be insufficient to pay the principal amount of and accrued but unpaid interest on the Notes pursuant to Section 5.04(d)(4);

(6)   reduce any percentage required to amend the sections of the Indenture that specify the applicable percentage of Outstanding Amount of the Notes necessary to amend the Indenture; or

(7)   permit the creation of any lien ranking prior to or on a parity with the lien of this Indenture with respect to any part of the Owner Trust Estate or, except as otherwise permitted or contemplated herein, terminate the lien of this Indenture on any property at any time subject hereto or deprive the Holder of any Note of the security provided by the lien of this Indenture.

The Indenture Trustee may in its discretion determine whether or not any Notes [or the [Swap Counterparty][Cap Provider]] would be adversely affected by any supplemental indenture and any such determination shall be conclusive upon the Holders of all Notes [and the [Swap Counterparty][Cap Provider]], whether theretofore or thereafter authenticated and delivered hereunder. The Indenture Trustee shall not be liable for any such determination made in good faith.

Promptly after the execution by the Issuer and the Indenture Trustee of any supplemental indenture pursuant to this Section, the Indenture Trustee shall mail to the Holders of the Notes and to the Certificateholders [and the Swap Counterparty][Cap Provider]] to which such

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amendment or supplemental indenture relates a notice setting forth in general terms the substance of such supplemental indenture. Any failure of the Indenture Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

SECTION 9.03 Execution of Supplemental Indentures. In executing, or permitting the additional trusts created by, any supplemental indenture permitted by this Article IX or the modification thereby of the trusts created by this Indenture, the Indenture Trustee shall be entitled to receive upon request therefor, and subject to Sections 6.01 and 6.02, shall be fully protected in relying upon, an Opinion of Counsel from external counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Indenture Trustee may, but shall not be obligated to, enter into any such supplemental indenture that affects the Indenture Trustee's own rights, duties, liabilities or immunities under this Indenture or otherwise.

SECTION 9.04 Effect of Supplemental Indenture. Upon the execution of any supplemental indenture pursuant to the provisions hereof, this Indenture shall be deemed to be modified and amended in accordance therewith with respect to the Notes [and Interest [Swap][Cap] Agreement(s) affected thereby], and the respective rights, limitations of rights, obligations, duties, liabilities and immunities under this Indenture of the Indenture Trustee, the Issuer[, the [Swap Counterparty][Cap Provider]] and the Holders of the Notes shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

SECTION 9.05 Conformity with Trust Indenture Act. Every amendment of this Indenture and every supplemental indenture executed pursuant to this Article IX shall conform to the requirements of the Trust Indenture Act as then in effect so long as this Indenture shall then be qualified under the Trust Indenture Act.

SECTION 9.06 Reference in Notes to Supplemental Indentures. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article IX may, and if required by the Indenture Trustee shall, bear a notation in form approved by the Indenture Trustee as to any matter provided for in such supplemental indenture. If the Issuer or the Indenture Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Indenture Trustee and the Issuer, to any such supplemental indenture may be prepared and executed by the Issuer and authenticated and delivered by the Indenture Trustee in exchange for Outstanding Notes.

ARTICLE X
Redemption of Notes

SECTION 10.01 Optional Purchase of All Receivables. If NMAC, as Servicer, shall notify the Owner Trustee and the Indenture Trustee of its intention to exercise the option granted to it in Section 9.01 of the Sale and Servicing Agreement to purchase the Collateral (other than the Reserve Account), then the Indenture Trustee shall give written notice thereof to each Noteholder[, the [Swap Counterparty][Cap Provider]], in accordance with Section 10.02, as soon

as practicable after their receipt of notice from the Servicer. Upon deposit by the Servicer or any successor to the Servicer of the amount necessary to effect such purchase of the Collateral (other than the Reserve Account), the Indenture Trustee shall make the final distributions to the Noteholders and the other distributions as set forth in Section 5.06 of the Sale and Servicing Agreement and shall promptly transfer all of its right, title and interest in and to any amounts or investments remaining on deposit in the Accounts to the Owner Trustee (in any event excluding any portion thereof necessary to make distributions to Noteholders described in Section 3.03), and release from the lien of this Indenture all of the remaining Collateral in accordance with Sections 8.04 and 8.05. The Indenture Trustee shall execute, deliver and file all agreements, certificates, instruments or other documents necessary or reasonably requested by the Issuer in order to effect such release and the transfer to the Issuer of the Collateral.

SECTION 10.02 Form of Redemption Notice. Notice of redemption under Section 10.01 shall be given by the Indenture Trustee by first-class mail, postage prepaid, mailed to each Holder of Notes as of the close of business on the Record Date of the month preceding the month of the applicable Redemption Date at such Holder's address appearing in the Note Register. In addition, the Administrator shall notify each Rating Agency upon the redemption of the Notes, pursuant to the Administration Agreement.

All notices of redemption shall state:

(a)   the Redemption Date;

(b)   the Redemption Price;

(c)   the place where the Notes to be redeemed are to be surrendered for payment of the Redemption Price (which shall be the office or agency of the Issuer to be maintained as provided in Section 3.02); and

(d)   that on the Redemption Date, the Redemption Price will become due and payable upon each such Note and that interest thereon shall cease to accrue from and after the Redemption Date.

Notice of redemption of the Notes shall be given by the Indenture Trustee in the name and at the expense of the Issuer. In addition, the Issuer shall notify the Owner Trustee upon redemption of the Notes. Failure to give notice of redemption (or any defect therein) to any Noteholder shall not impair or affect the validity of the redemption of any other Note.

SECTION 10.03 Notes Payable on Redemption Date. The Notes to be redeemed shall, following notice of redemption as required by Section 10.02, become due and payable on the Redemption Date at the Redemption Price and (unless the Issuer shall default in the payment of the Redemption Price) no interest shall accrue on the Redemption Price for any period after the date to which accrued interest is calculated for purposes of calculating the Redemption Price.

ARTICLE XI
Miscellaneous

SECTION 11.01 Compliance Certificates and Opinions, etc.

(a)   Upon any application or request by the Issuer to the Indenture Trustee to take any action under any provision of this Indenture, the Issuer shall, upon written request therefor from the Indenture Trustee, furnish to the Indenture Trustee (i) an Officer's Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with, (ii) an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, and (iii) (if required by the TIA) an Independent Certificate from a firm of certified public accountants meeting the applicable requirements of this Section, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture, no such written request from the Indenture Trustee need be furnished (and only such expressly required documents need be delivered in connection therewith).

(b)   Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1)   a statement that each signatory of such certificate or opinion has read or has caused to be read such covenant or condition and the definitions herein relating thereto;

(2)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)   a statement that, in the opinion of each such signatory, such signatory has made such examination or investigation as is necessary to enable such signatory to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)   a statement as to whether, in the opinion of each such signatory, such condition or covenant has been complied with.

(c)   Prior to the deposit of any Collateral or other property or securities with the Indenture Trustee that is to be made the basis for the release of any property or securities subject to the lien of this Indenture, the Issuer shall, in addition to any obligation imposed in Section 11.01(a) or elsewhere in this Indenture, furnish to the Indenture Trustee (if so requested by the Indenture Trustee or required by the TIA) an Officer's Certificate certifying or stating the opinion of each person signing such certificate as to the fair value (within 90 days of such deposit) to the Issuer of the Collateral or other property or securities to be so deposited.

Whenever the Issuer would be required to furnish to the Indenture Trustee an Officer's Certificate certifying or stating the opinion of any signatory thereof as to the matters described in this clause (c) if such an Officer's Certificate had been requested by the Indenture Trustee or required by the TIA, regardless of whether such an Officer's Certificate was so requested or required, the Issuer shall deliver to the Indenture Trustee an Independent Certificate as to the same matters, if the fair value to the Issuer of the securities to be so deposited and of all other such securities made the basis of any such withdrawal or release since the commencement of the

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then-current calendar year of the Issuer, as set forth in the certificates delivered pursuant to clause (c), is 10% or more of the Outstanding Amount of the Notes, but such a certificate need not be furnished with respect to any securities so deposited, if the fair value thereof to the Issuer as set forth in the related Officer's Certificate is less than $25,000 or less than one percent of the Outstanding Amount of the Notes.

Whenever any property or securities are to be released from the lien of this Indenture, the Issuer shall also furnish to the Indenture Trustee an Officer's Certificate certifying or stating the opinion of each person signing such certificate as to the fair value (within 90 days of such release) of the property or securities proposed to be released and stating that in the opinion of such person the proposed release will not impair the security under this Indenture in contravention of the provisions hereof.

Notwithstanding Section 2.09 or any other provision of this Section, the Issuer may, without compliance with the requirements of the other provisions of this Section, (i) collect, liquidate, sell or otherwise dispose of Receivables and Financed Vehicles as and to the extent permitted or required by the Basic Documents, and (ii) make cash payments out of the Accounts as and to the extent permitted or required by the Basic Documents.

SECTION 11.02 Form of Documents Delivered to Indenture Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an Authorized Officer of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which such officer's certificate or opinion is based are erroneous. Any such certificate of an Authorized Officer or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Servicer, the Seller, the Issuer or the Administrator, stating that the information with respect to such factual matters is in the possession of the Servicer, the Seller, the Issuer or the Administrator, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Whenever in this Indenture, in connection with any application or certificate or report to the Indenture Trustee, it is provided that the Issuer shall deliver any document as a condition of the granting of such application, or as evidence of the Issuer's compliance with any term hereof, it is intended that the truth and accuracy, at the time of the granting of such application or at the

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effective date of such certificate or report (as the case may be), of the facts and opinions stated in such document shall in such case be conditions precedent to the right of the Issuer to have such application granted or to the sufficiency of such certificate or report. The foregoing shall not, however, be construed to affect the Indenture Trustee's right to rely upon the truth and accuracy of any statement or opinion contained in any such document as provided in Article VI.

SECTION 11.03 Acts of Noteholders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Noteholders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Noteholders in person or by agents duly appointed in writing; and except as herein otherwise expressly provided such action shall become effective when such instrument or instruments are delivered to the Indenture Trustee, and, where it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Action" of the Noteholders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.01) conclusive in favor of the Indenture Trustee and the Issuer, if made in the manner provided in this Section.

(b) The fact and date of the execution by any person of any such instrument or writing may be proved in any manner that the Indenture Trustee deems sufficient.

(c) The ownership of Notes shall be proved by the Note Register.

(d) Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Notes shall bind the Holder of every Note issued upon the registration thereof or in exchange therefor or in lieu thereof, in respect of anything done, omitted or suffered to be done by the Indenture Trustee or the Issuer in reliance thereon, whether or not notation of such action is made upon such Note.

SECTION 11.04 Notices to Indenture Trustee, Issuer[, the [Swap Counterparty][Cap Provider]] and Rating Agencies. Any request, demand, authorization, direction, notice, consent, waiver or Action of Noteholders or other documents provided or permitted by this Indenture shall be in writing and if such request, demand, authorization, direction, notice, consent, waiver or Action of Noteholders is to be made upon, given or furnished to or filed with (a) the Issuer, to Nissan Auto Receivables 20[ ]-[ ] Owner Trust, c/o [_____], Attention: Nissan Auto Receivables 20[ ]-[ ] Owner Trust, with a copy to Nissan Motor Acceptance Corporation, One Nissan Way, Franklin, Tennessee 37067, Attention: Treasurer, or at such other address as shall be designated by written notice to the Indenture Trustee, [and] (b) the Indenture Trustee, to [_____], Attention: [_____] [and (c) the [Swap Counterparty][Cap Provider], as provided in an Interest Rate [Swap][Cap] Agreement].

Notices required to be given to the Rating Agencies hereunder shall be in writing, personally delivered or mailed by certified mail, return receipt requested, to: (i) in the case of [_], at the following address: [_], and (ii) in the case of [_], at the following address: [_], or as to each of the foregoing, at such other address as shall be designated by written notice to the other

(Nissan 20[ ]-[ ] Indenture)

parties; provided, however, that all notices, requests, reports, consents or other communications deliverable to any Rating Agency hereunder or under any other Basic Document shall be deemed to be delivered if a copy of such notice, request, report, consent or other communication has been posted on any website maintained by or on behalf of NMAC pursuant to a commitment to any Rating Agency relating to the Notes in accordance with 17 C.F.R. 240 17g-5(a)(3).

SECTION 11.05 <u>Notices to Noteholders; Waiver</u>. Where this Indenture provides for notice to Noteholders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class, postage prepaid to each Noteholder affected by such event, at his address as it appears on the Note Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Noteholders is given by mail, neither the failure to mail such notice nor any defect in any notice so mailed to any particular Noteholder shall affect the sufficiency of such notice with respect to other Noteholders, and any notice that is mailed in the manner herein provided shall conclusively be presumed to have been duly given.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by any Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Noteholders shall be filed with the Indenture Trustee but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such a waiver.

In case, by reason of the suspension of regular mail service as a result of a strike, work stoppage or similar activity, it shall be impractical to mail notice of any event to Noteholders when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Indenture Trustee shall be deemed to be a sufficient giving of such notice.

Where this Indenture provides for notice to the Rating Agencies, failure to give such notice shall not affect any other rights or obligations created hereunder, and shall not under any circumstance constitute a Default or Event of Default.

SECTION 11.06 <u>Alternate Payment and Notice Provisions</u>. Notwithstanding any provision of this Indenture or any of the Notes to the contrary, the Issuer may enter into any agreement with any Holder of a Note providing for a method of payment, or notice by the Indenture Trustee or any Paying Agent to such Holder, that is different from the methods provided for in this Indenture for such payments or notices. The Issuer will furnish to the Indenture Trustee a copy of each such agreement and the Indenture Trustee will cause payments to be made and notices to be given in accordance with such agreements.

SECTION 11.07 <u>Conflict with Trust Indenture Act</u>. If any provision hereof limits, qualifies or conflicts with another provision hereof that is required to be included in this Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control.

The provisions of TIA Sections 310 through 317 that impose duties on any person (including the provisions automatically deemed included herein unless expressly excluded by

(Nissan 20[ ]-[ ] Indenture)

this Indenture) are a part of and govern this Indenture, whether or not physically contained herein.

SECTION 11.08 <u>Effect of Headings and Table of Contents</u>. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 11.09 <u>Successors and Assigns</u>. All covenants and agreements in this Indenture and the Notes by the Issuer shall bind its successors and assigns, whether so expressed or not. All agreements of the Indenture Trustee in this Indenture shall bind its successors, co-trustees and agents.

SECTION 11.10 <u>Severability</u>. If any one or more of the covenants, agreements, provisions or terms of this Indenture shall be for any reason whatsoever held invalid or unenforceable in any jurisdiction, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Indenture and shall in no way affect the validity or enforceability of the other provisions of this Indenture or of the Notes or the Certificates or the rights of the Holders thereof.

SECTION 11.11 <u>Benefits of Indenture</u>. [The [Swap Counterparty][Cap Provider] shall be a third party beneficiary to the provisions of this Indenture.] Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, the Noteholders [and the [Swap Counterparty][Cap Provider]], any other party secured hereunder and any other Person with an ownership interest in any part of the Owner Trust Estate, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 11.12 <u>Governing Law</u>. **THIS INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.**

SECTION 11.13 <u>Counterparts</u>. This Indenture may be executed simultaneously in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute but one and the same instrument.

SECTION 11.14 <u>Recording of Indenture</u>. If this Indenture is subject to recording in any appropriate public recording offices, such recording is to be effected by the Issuer and at its expense accompanied by an Opinion of Counsel (which may be counsel to the Indenture Trustee or any other counsel reasonably acceptable to the Indenture Trustee) to the effect that such recording is necessary either for the protection of the Noteholders or any other Person secured hereunder or for the enforcement of any right or remedy granted to the Indenture Trustee under this Indenture.

(Nissan 20[ ]-[ ] Indenture)

SECTION 11.15 <u>Trust Obligation</u>. No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer, the Owner Trustee or the Indenture Trustee on the Notes or Certificates or under this Indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the Indenture Trustee or the Owner Trustee in its individual capacity, (ii) the Seller, any Certificateholder or other owner of a beneficial interest in the Issuer, (iii) NMAC or (iv) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Indenture Trustee or the Owner Trustee in its individual capacity, any Certificateholder or other owner of a beneficial interest in the Issuer, the Owner Trustee or the Indenture Trustee or of any successor or assign of the Indenture Trustee or the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Indenture Trustee and the Owner Trustee have no such obligations in their individual capacity) and except that any such partner, owner or beneficiary shall be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any installment or call owing to such entity. For all purposes of this Indenture, in the performance of any duties or obligations of the Issuer hereunder, the Owner Trustee shall be subject to, and entitled to the benefits of, the terms and provisions of Article VI, VII and VIII of the Trust Agreement.

SECTION 11.16 <u>No Petition</u>. The Indenture Trustee, by entering into this Indenture, and each Noteholder, by accepting a Note, [and the [Swap Counterparty][Cap Provider] by entering into the Interest Rate [Swap][Cap] Agreement(s),] hereby covenant and agree that they shall not, prior to the date which is one year and one day after the payment in full of all obligations of each Bankruptcy Remote Party in respect of all securities issued by any Bankruptcy Remote Party, acquiesce, petition or otherwise invoke or cause such Bankruptcy Remote Party to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against such Bankruptcy Remote Party under any federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of such Bankruptcy Remote Party or any substantial part of its property, or ordering the winding up or liquidation of the affairs of such Bankruptcy Remote Party.

SECTION 11.17 <u>Inspection</u>. The Issuer agrees that, on reasonable prior notice, it will permit any representative of the Indenture Trustee, during the Issuer's normal business hours, to examine all the books of account, records, reports and other papers of the Issuer, to make copies and extracts therefrom, to cause (at the expense of the requesting party) such books to be audited by Independent certified public accountants, and to discuss the Issuer's affairs, finances and accounts with the Issuer's officers, employees, and Independent certified public accountants, all at such reasonable times and as often as may be reasonably requested. The Indenture Trustee shall and shall cause its representatives to hold in confidence all such information except to the extent disclosure may be required by law (and all reasonable applications for confidential treatment are unavailing) and except to the extent that the Indenture Trustee may reasonably determine that such disclosure is consistent with its obligations hereunder.

SECTION 11.18 [<u>Limitation of Rights</u>. All of the rights of the [Swap Counterparty][Cap Provider] in, to and under this Indenture or any other Basic Document (including, but not limited to, all of the [Swap Counterparty's][Cap Provider's] rights as a third-party beneficiary of this Indenture and all of the [Swap Counterparty's][Cap Provider's] rights to receive notice of any action hereunder or under any other Basic Document and to give or withhold consent to any

(Nissan 20[ ]-[ ] Indenture)

action hereunder or under any other Basic Document) shall terminate upon the termination of the Interest Rate [Swap][Cap] Agreement(s) in accordance with the terms thereof and the payment in full of all amounts owing to the [Swap Counterparty][Cap Provider] under the Interest Rate [Swap][Cap] Agreement(s).]

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the Issuer and the Indenture Trustee have caused this Indenture to be duly executed by their respective officers, thereunto duly authorized and duly attested, all as of the day and year first above written.

NISSAN AUTO RECEIVABLES 20[   ]-[   ] OWNER TRUST

By: [_____], not in its individual capacity but
solely as Owner Trustee

By:_____
Name:
Title:

[_____], not in its individual capacity but solely as Indenture Trustee

By:_____
Name:
Title:

STATE OF DELAWARE   )
) ss
COUNTY OF NEW CASTLE   )

Sworn to and subscribed before me this _____ day of _____, by
_____.

_____
      Notary Public

Name: _____
My Commission Expires: _____

Notary Seal

STATE OF NEW YORK   )
) ss
COUNTY OF _____   )

Sworn to and subscribed before me this _____ day of _____, by
_____.

_____
        Notary Public

Name: _____
My Commission Expires: _____

Notary Seal

EXHIBIT A

FORM OF CLASS [A-1] [A-2a] [A-2b] [A-3] [A-4] NOTE

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF [THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC")], TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF [CEDE & CO.] OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF [DTC] (AND ANY PAYMENT IS MADE TO [CEDE & CO.] OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF [DTC]), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, [CEDE & CO.], HAS AN INTEREST HEREIN.

THE PRINCIPAL OF THIS NOTE IS PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING PRINCIPAL AMOUNT OF THIS NOTE AT ANY TIME MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE HEREOF.

THIS NOTE IS NOT AN OBLIGATION OF, AND WILL NOT BE INSURED OR GUARANTEED BY, ANY GOVERNMENTAL AGENCY OR NISSAN AUTO RECEIVABLES CORPORATION II, NISSAN MOTOR ACCEPTANCE CORPORATION, NISSAN NORTH AMERICA, INC., NISSAN MOTOR CO., LTD., ANY TRUSTEE OR ANY OF THEIR AFFILIATES. THE PRINCIPAL AND INTEREST ON THIS NOTE IS PAYABLE SOLELY FROM PAYMENTS ON THE RECEIVABLES AND AMOUNTS ON DEPOSIT IN THE RESERVE ACCOUNT.

EACH PURCHASER AND TRANSFEREE OF THIS NOTE (OR ANY INTEREST HEREIN) WILL BE DEEMED TO REPRESENT, WARRANT AND COVENANT THAT EITHER (I) IT IS NOT, AND IS NOT ACQUIRING OR HOLDING THE NOTE (OR ANY INTEREST HEREIN) FOR, ON BEHALF OF OR WITH THE ASSETS OF AN "EMPLOYEE BENEFIT PLAN" AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), WHICH IS SUBJECT TO TITLE I OF ERISA, A "PLAN" DESCRIBED IN AND SUBJECT TO SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") OR ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF AN EMPLOYEE BENEFIT PLAN'S OR A PLAN'S INVESTMENT IN THE ENTITY, OR ANY OTHER EMPLOYEE BENEFIT PLAN OR ARRANGEMENT, THAT IS SUBJECT TO A LAW THAT IS SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR PROHIBITED TRANSACTION PROVISIONS OF ERISA OR SECTION 4975 OF THE CODE ("SIMILAR LAW") (EACH, A "BENEFIT PLAN") OR (II) THE ACQUISITION, HOLDING AND DISPOSITION OF THE NOTE (OR ANY INTEREST HEREIN) DOES NOT AND WILL NOT GIVE RISE TO A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA, SECTION 4975 OF THE CODE OR ANY SIMILAR LAW. EACH PURCHASER AND TRANSFEREE ACKNOWLEDGES AND AGREES THAT THE NOTES

(Nissan 20

ARE NOT ELIGIBLE FOR PURCHASE BY BENEFIT PLANS AT ANY TIME THAT THE RATINGS ON THE NOTES ARE BELOW INVESTMENT GRADE.

NISSAN AUTO RECEIVABLES 20[   ]-[   ] OWNER TRUST
[LIBOR +] [_____]% ASSET BACKED NOTES,
CLASS [A-1] [A-2a] [A-2b] [A-3] [A-4]

	$_____
No. R-___	CUSIP NO._____ ISIN No. _____

Nissan Auto Receivables 20[   ]-[   ] Owner Trust, a statutory trust organized and existing under the laws of the State of Delaware (herein referred to as the "Issuer"), for value received, hereby promises to pay to _____, or registered assigns, the principal sum of _____ DOLLARS ($_____) payable on each Distribution Date in an aggregate amount, if any, payable from the Collection Account in respect of the principal on the Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Notes pursuant to Section 3.01 of the Indenture dated as of [_____] (the "Indenture"), between the Issuer and [_____], as Indenture Trustee (the "Indenture Trustee") and Sections 5.06(a), (b) and (c) of the Sale and Servicing Agreement dated as of [_____] (the "Sale and Servicing Agreement"), among the Issuer, NARC II, as Seller, and NMAC, as Servicer (which amounts shall be limited to the portion of Available Amounts specified in such sections); provided, however, that the entire unpaid principal amount of this Note shall be due and payable on the Distribution Date occurring on _____ (the "Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Final Scheduled Distribution Date"). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Indenture and the Sale and Servicing Agreement, as the case may be.

The Issuer will pay interest on this Note at the rate per annum shown above on each Distribution Date until the principal of this Note is paid or made available for payment, on the principal amount of this Note outstanding on the preceding Distribution Date (after giving effect to all payments of principal made on the preceding Distribution Date), subject to certain limitations contained in Section 3.01 of the Indenture. Interest on this Note will accrue for each Distribution Date, (for the Class A-1 Notes[, Class A-[__] Notes]) during the period from (and including) the Distribution Date during the calendar month preceding such Distribution Date (or in the case of the first Distribution Date, or if no interest has yet been paid, from (and including) the Closing Date) to (but excluding) such Distribution Date (for the Class A-2 Notes, Class A-3 Notes and Class A-4 Notes) during the period from (and including) the 15th day of the preceding calendar month (or in the case of the first Distribution Date, or if no interest has yet been paid, from (and including) the Closing Date) to (but excluding) the 15th day of the month in which such Distribution Date occurs]. Interest will be computed on the basis specified in the Indenture for each Interest Period. Such principal of and interest on this Note shall be paid in the manner specified on the reverse hereof.

The principal of and interest on this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments made by the Issuer with respect to this Note shall be applied first to

interest due and payable on this Note as provided above and then to the unpaid principal of this Note.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Note.

Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof or be valid or obligatory for any purpose.

(Nissan 20[ ]-[ ] Indenture)

IN WITNESS WHEREOF, the Issuer has caused this instrument to be signed, manually or in facsimile, by its Authorized Officer, as of the date set forth below.

Date: _____


NISSAN AUTO RECEIVABLES 20[ ]-[ ] OWNER TRUST

By: [_____], not in its individual capacity but solely as Owner Trustee under the Trust Agreement

By: _____
    Name:
    Title:


TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated above and referred to in the within-mentioned Indenture.

Date: _____

[_____], not in its individual capacity but solely as Indenture Trustee

By: _____
Name:
Title:

REVERSE OF NOTE

This Note is one of a duly authorized issue of Notes of the Issuer, designated as [____]% Asset Backed Notes, Class [A-1] [A-2a] [A-2b] [A-3] [A-4] (herein called the "Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Notes"), all issued under the Indenture, to which Indentures and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuer, the Indenture Trustee and the Holders of the Notes. The Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Notes are subject to all terms of the Indenture.

The Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes, (collectively, the "Notes") are and, except as otherwise provided in the Indenture and the Sale and Servicing Agreement, will be equally and ratably secured by the collateral pledged as security therefor as provided in the Indenture.

Principal of the Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Notes will be payable on each Distribution Date in an amount described in the Indenture. "Distribution Date" means the fifteenth day of each month, or, if any such date is not a Business Day, the next succeeding Business Day, commencing [_____].

Notwithstanding the foregoing, the entire unpaid principal amount of the Notes shall be due and payable on the date on which an Event of Default shall have occurred and be continuing and the Indenture Trustee or the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class, have declared the Notes to be immediately due and payable in the manner provided in Section 5.02 of the Indenture or following the exercise by the Servicer of its option to purchase the Receivables pursuant to Section 9.01 of the Sale and Servicing Agreement and Section 10.01 of the Indenture. In case of an unrescinded acceleration upon an Event of Default, all payments of interest and principal will be made to the Noteholders, as set forth in Section 5.06(c) of the Sale and Servicing Agreement. In case of the optional purchase of the Receivables, all interest and all principal payments on the Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Notes shall be made pro rata to the Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Noteholders entitled thereto.

Payments of interest on this Note due and payable on each Distribution Date, together with the installment of principal, if any, to the extent not in full payment of this Note, shall be paid to the Person in whose name of such Note (or one or more Predecessor Notes) is registered on the Record Date by wire transfer in immediately available funds to the account designated by such nominee, except for the final installment of principal payable with respect to such Note on a Distribution Date or on the applicable Final Scheduled Distribution Date, which shall be payable as provided below. Any reduction in the principal amount of this Note (or any one or more Predecessor Notes) effected by any payments made on any Distribution Date shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. If funds are expected to be available, as provided in the Indenture, for payment in full of the then remaining unpaid principal amount of this Note on a Distribution Date, then the Indenture Trustee, in the name of and on behalf of the Issuer, will notify the Person who was the Registered Holder hereof as of the Record Date preceding such Distribution Date by notice mailed or transmitted by

facsimile prior to such Distribution Date, and the amount then due and payable shall be payable only upon presentation and surrender of this Note at the Indenture Trustee's principal Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for such purposes located in [_____].

The Issuer shall pay interest on overdue installments of interest at the Class [A-1] [A-2a] [A-2b] [A-3] [A-4] Interest Rate to the extent lawful.

As provided in the Indenture and subject to certain limitations set forth therein, the transfer of this Note may be registered on the Note Register upon surrender of this Note for registration of transfer at the office or agency designated by the Issuer pursuant to the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee as set forth in Section 2.04 of the Indenture, and thereupon one or more new Notes of authorized denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be charged for any registration of transfer or exchange of this Note, but the transferor may be required to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange.

Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note, covenants and agrees that no recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer, the Owner Trustee or the Indenture Trustee on the Notes or under the Indenture or any certificate or other writing delivered in connection therewith, against (i) the Indenture Trustee or the Owner Trustee in its individual capacity, (ii) the Seller or any owner of a beneficial interest in the Issuer, (iii) NMAC or (iv) any partner, owner, beneficiary, agent, officer, director or employee of the Indenture Trustee or the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuer, the Owner Trustee or the Indenture Trustee or of any successor or assign of the Indenture Trustee or the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Indenture Trustee and the Owner Trustee have no such obligations in their individual capacity) and except that any such partner, owner or beneficiary shall be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any installment or call owing to such entity.

The Holder of this Note by its acceptance hereof agrees that, except as expressly provided in the Basic Documents, in the case of an Event of Default under the Indenture, the Holder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; provided, however, that nothing contained herein shall be taken to prevent recourse to, and enforcement against, the assets of the Issuer for any and all liabilities, obligations and undertakings contained in the Indenture or in this Note.

Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note, covenants and agrees by accepting the benefits of the Indenture that such Noteholder or Note Owner will not at any time file, join in the filing of, or cooperate with or encourage others to file against a Bankruptcy Remote Party , any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under any United States

federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, the Indenture or the Basic Documents.

The Issuer has entered into the Indenture and this Note is issued with the intention that, for federal, state and local income, single business and franchise tax purposes, the Notes will qualify as indebtedness of the Issuer secured by the Owner Trust Estate. Each Noteholder, by acceptance of a Note (and each Note Owner by acceptance of a beneficial interest in a Note), agrees to treat the Notes for federal, state and local income, single business and franchise tax purposes as indebtedness of the Issuer.

Prior to the due presentment for registration of transfer of this Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Issuer, the Indenture Trustee or any such agent shall be affected by notice to the contrary.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders of the Notes under the Indenture at any time by the Issuer and the Indenture Trustee, when authorized by an Issuer Order, with prior notice to the Rating Agencies and with the consent of the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class. Section 5.12 of the Indenture also contains provisions permitting the Holders of a majority of the Outstanding Amount of the Notes, voting as a single class, on behalf of the Holders of all the Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note (or any one or more Predecessor Notes) shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof whether or not notation of such consent or waiver is made upon this Note. The Indenture also permits the Indenture Trustee to amend or waive certain terms and conditions set forth in the Indenture without the consent of Holders of the Notes issued thereunder.

The term "Issuer" as used in this Note includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Holders of Notes under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

This Note and the Indenture shall be construed in accordance with the laws of the State of New York, without reference to its conflict of law provisions (other than Section 5-1401 of the General Obligations Law of the State of New York), and the obligations, rights and remedies of the parties hereunder and thereunder shall be determined in accordance with such laws.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer to pay the principal of and interest on this Note at the times, place and rate, and in the coin or currency herein prescribed.

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee: _____

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

_____
(name and address of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints _____,
attorney, to transfer said Note on the books kept for registration thereof, with full power of
substitution in the premises.

Dated:_____*/

Signature Guaranteed:

_____*/

*/ NOTICE: The signature to this assignment must correspond with the name of the
registered owner as it appears on the face of the within Note in every particular, without
alteration, enlargement or any change whatever. Such signature must be guaranteed by an
"eligible guarantor institution" meeting the requirements of the Note Registrar, which
requirements include membership or participation in STAMP or such other "signature guarantee
program" as may be determined by the Note Registrar in addition to, or in substitution for,
STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Exhibit B

ASSET REPURCHASE DEMAND ACTIVITY REPORT

Reporting Period:

X Check here if nothing to report.

Transaction	Loan No.	Activity During Period		
		Date of Reputed Demand	Party Making Reputed Demand	Date of Withdrawal of Reputed Demand
NAROT 20[_]=[_]				

Exhibit 10.1

SALE AND SERVICING AGREEMENT

among

NISSAN AUTO RECEIVABLES 20[   ]-[   ] OWNER TRUST,

as Issuer,

NISSAN AUTO RECEIVABLES CORPORATION II,

as Seller,

NISSAN MOTOR ACCEPTANCE CORPORATION,

as Servicer,

and

[_____],

as Indenture Trustee

Dated as of [_____]

TABLE OF CONTENTS

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SALE AND SERVICING AGREEMENT, dated as of [_____] (this "Agreement"), among NISSAN AUTO RECEIVABLES 20[   ]-[   ] OWNER TRUST, a Delaware statutory trust (the "Issuer"), NISSAN AUTO RECEIVABLES CORPORATION II, a Delaware corporation (the "Seller"), NISSAN MOTOR ACCEPTANCE CORPORATION, a California corporation in its individual capacity (in such capacity, "NMAC") and as Servicer (in such capacity, the "Servicer") and [_____], a [_____], as indenture trustee (the "Indenture Trustee"). Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in Article I.

WHEREAS, the Issuer desires to purchase a portfolio of receivables arising in connection with retail installment sales contracts secured by new, near-new or used automobiles and light-duty trucks originated by NMAC in the ordinary course of business and sold to the Seller;

WHEREAS, the Seller is willing to sell such receivables to the Issuer; and

WHEREAS, the Servicer is willing to service such receivables.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto hereby agree as follows:

ARTICLE I.

Definitions

SECTION 1.01 Definitions. Except as otherwise provided in this Agreement, whenever used herein, the following words and phrases, unless the context otherwise requires, shall have the following respective meanings:

"60-Day Delinquent Receivables" means, as of any date of determination, all Receivables (other than Repurchased Receivables and Defaulted Receivables) that are sixty (60) or more days delinquent as of such date (or, if such date is not the last day of a Collection Period, as of the last day of the Collection Period immediately proceeding such date), as determined in accordance with the Servicer's Customary Servicing Practices.

"Account Property" means the Accounts, all amounts and investments held from time to time in any Account (whether in the form of deposit accounts, Physical Property, book-entry securities, uncertificated securities or otherwise), and all proceeds of the foregoing.

"Accounts" means, collectively, the Collection Account and the Reserve Account

"Action" shall have the meaning assigned to such term in Section 11.03(a) of the Indenture.

["Adjusted Pool Balance" means, at any time, an amount equal to the Pool Balance minus the YSOC Amount.]

"Administration Agreement" means the Administration Agreement, dated as of the Closing Date, among the Administrator, the Issuer, the Indenture Trustee and the Owner Trustee.

"Administrator" means NMAC, or any successor Administrator under the Administration Agreement.

"Affiliate" means, with respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the term "controlling" and "controlled" have meanings correlative to the foregoing.

"Amount Financed" with respect to any Receivable, means the amount advanced under the Receivable toward the purchase price of the related Financed Vehicle and any related costs, including but not limited to accessories, insurance premiums, service and warranty contracts and other items customarily financed as part of retail automobile and light-duty truck installment sale contracts.

"Annual Percentage Rate" or "APR" of a Receivable means the annual rate of finance charges stated in such Receivable.

"Applicant" shall have the meaning assigned to such term in Section 7.01 of the Indenture.

"Asset Representations Review Agreement" means the Asset Representations Review Agreement, dated as of the date hereof, between the Issuer, the Sponsor, the Servicer and the Asset Representations Reviewer.

"Asset Representations Reviewer" means [_____], or any successor Asset Representations Reviewer under the Asset Representations Review Agreement.

"Asset Review" shall have the meaning assigned to such term in the Asset Representations Review Agreement.

"Assignment" means the document of assignment attached to the Purchase Agreement as Exhibit A.

"Authorized Officer" means (a) with respect to the Issuer, (i) any officer of the Owner Trustee who is authorized to act for the Owner Trustee in matters relating to the Issuer and who is identified on the list of Authorized Officers delivered by the Owner Trustee to the Indenture Trustee on the Closing Date and (ii) so long as the Administration Agreement is in effect, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, and any Assistant Secretary of the Administrator, (b) with respect to the Seller or the Servicer, any chairman of the board, the president, any executive vice president, any vice president, the treasurer, any assistant treasurer or the controller of the Seller or the Servicer, as applicable, (c) with respect to the Indenture Trustee, any officer within the Corporate Trust Office of the Indenture Trustee, including any Vice President, Assistant Vice President, Secretary, Assistant Secretary or any other officer of the Indenture Trustee customarily performing functions similar to those performed by any of the above designated officers and also, with respect to a particular matter, any other officer to whom such matter is referred because of such officer's knowledge of

and familiarity with the particular subject and who, in each case, shall have direct responsibility for the administration of the Indenture and (d) with respect to the Owner Trustee, any officer in the Corporate Trust Administration Department of the Owner Trustee with direct responsibility for the administration of the Trust Agreement and the Basic Documents on behalf of the Owner Trustee.

"Available Amounts" means, with respect to any Distribution Date, the sum of (i) all Collections received by the Servicer during the related Collections Period[,and] (ii) the sum of the Repurchase Payments deposited into the Collection Account with respect to each Receivable that is to become a Repurchased Receivable on such Distribution Date[, (iii) the Net [Swap][Cap] Receipts (excluding [Swap][Cap] Termination Payments received from the [Swap Counterparty][Cap Provider] and deposited into the [Swap][Cap] Termination Payment Account, if any), (iv) amounts on deposit in the Swap Termination Payment Account to the extent such amounts are required to be included in Available Amounts pursuant to Section 2.14 of the Indenture], and (v) in the case of an Optional Purchase, the Optional Purchase Price.

"Bankruptcy Code" means the United States Bankruptcy Code, 11 U.S.C. § 101 et seq.

"Bankruptcy Remote Party" means each of NARC II, the Issuer, any other trust created by NARC II or any limited liability company or corporation wholly owned by NARC II.

"Base Servicing Fee" means the fee payable to the Servicer on each Distribution Date for services rendered during the related Collection Period, which shall be equal to one-twelfth of the Servicing Rate multiplied by the Pool Balance as of the close of business on the last day of the immediately preceding Collection Period or, with respect to the first Distribution Date, the Original Pool Balance.

"Basic Documents" means the Purchase Agreement, the Trust Agreement, the Certificate of Trust, this Agreement, the Indenture, the Administration Agreement, [the Interest Rate [Swap][Cap] Agreement(s),] the Asset Representations Review Agreement, the Note Depository Agreement and the other documents and certificates delivered in connection herewith and therewith.

"Benefit Plan" means an "employee benefit plan" as defined in Section 3(3) of ERISA, which is subject to the provisions of Title I of ERISA, a "plan" described in and subject to Section 4975 of the Code or any entity whose underlying assets include "plan assets" by reason of an employee benefit plan's or plan's investment in the entity.

"Book-Entry Notes" means a beneficial interest in the Notes, ownership and transfers of which shall be made through book entries by a Clearing Agency as described in Section 2.10 of the Indenture.

"Business Day" means any day except a Saturday, a Sunday or a day on which banks in the city and state where the Corporate Trust Office is located, New York, New York, Franklin, Tennessee, Irving, Texas or [Wilmington, Delaware] are authorized or obligated by law, regulation, executive order or governmental decree to be closed.

["Calculation Agent" has the meaning specified in Section 2.14(c) of the Indenture.]

["Cap Provider" means an unaffiliated third party, as cap counterparty under any Interest Rate Cap Agreement.]

"Certificate" means any of the Certificates executed by the Issuer and authenticated by the Owner Trustee, evidencing a beneficial ownership interest in the Trust, substantially in the form set forth in Exhibit A to the Trust Agreement.

"Certificate Balance" means, as of any Distribution Date, the Original Certificate Balance, reduced by all amounts distributed to the Certificateholders pursuant to Section 5.06(a)(viii) of this Agreement and/or Section 5.04(b)(6) of the Indenture hereof (but in no event less than zero). For the purposes of determining whether the vote of the requisite percentage of Certificateholders necessary to effect any consent, waiver, request or demand shall have been obtained, the Certificate Balance shall be deemed to be reduced by the amount equal to the balance (without giving effect to this provision) evidenced by any Certificate registered in the name of the Seller, the Servicer or any Person actually known to an Authorized Officer of the Owner Trustee or the Indenture Trustee, as the case may be, to be the Seller or the Servicer or any of their Affiliates and the vote of any such party shall be excluded for such calculation (unless at such time all Certificates are then owned by the Seller or the Servicer or any of their Affiliates).

"Certificate Distribution Account" means an Eligible Account established by the Owner Trustee pursuant to Section 5.01(a) of the Trust Agreement.

"Certificate Factor" means, with respect to any Distribution Date, a seven-digit decimal figure obtained by dividing the Certificate Balance as of the close of business on the last day of the related Collection Period by the Original Certificate Balance.

"Certificate of Title" means, with respect to any Financed Vehicle, the certificate of title or other documentary evidence of ownership of such Financed Vehicle as issued by the department, agency or official of the jurisdiction (whether in paper or electronic form) in which such Financed Vehicle is titled responsible for accepting applications for, and maintaining records regarding, certificates of title and liens thereon.

"Certificate of Trust" means the Certificate of Trust filed with respect to the formation of the Issuer pursuant to Section 3810(a) of the Statutory Trust Act.

"Certificate Pool Factor" means, with respect to any Distribution Date, a seven digit decimal figure obtained by dividing the Certificate Balance as of the close of business on the last day of the related Collection Period by the Original Certificate Balance.

"Certificate Register" means the register maintained by the Certificate Registrar pursuant to Section 3.03 of the Trust Agreement recording the names of the Certificateholders.

"Certificate Registrar" means [_____], unless and until a successor thereto is appointed pursuant to Section 3.03 of the Trust Agreement. The Certificate Registrar initially designates its offices at [_____], as its offices for purposes of Section 3.03 of the Trust Agreement.

"Certificateholder" means a Person in whose name a Certificate is registered in the Certificate Register.

"Class" means any one of the classes of the Notes.

"Class A-1 Final Scheduled Distribution Date" means [_____].

"Class A-1 Interest Rate" means [_____]% per annum.

"Class A-1 Note" means any of the [_____]% Asset Backed Notes, Class A-1, issued under the Indenture, substantially in the form of Exhibit A to the Indenture.

"Class A-1 Noteholder" means the Person in whose name a Class A-1 Note is registered in the Note Register.

["Class A-2 Noteholders" means the Class A-2a Noteholders and the Class A-2b Noteholders.]

["Class A-2 Notes" means, collectively, the Class A-2a Notes and the Class A-2b Notes.]

"Class A-2[a] Final Scheduled Distribution Date" means [_____].

"Class A-2[a] Interest Rate" means [_____]% per annum.

"Class A-2[a] Note" means any of the [_____]% Asset Backed Notes, Class A-2[a], issued under the Indenture, substantially in the form of Exhibit A to the Indenture.

"Class A-2[a] Noteholder" means the Person in whose name a Class A-2[a] Note is registered in the Note Register.

["Class A-2b Final Scheduled Distribution Date" means [_____].]

["Class A-2b Interest Rate" means a rate equal to LIBOR plus [_____]% per annum.]

["Class A-2b Note" means any of the LIBOR plus [_____]% Asset Backed Notes, Class A-2b, issued under the Indenture, substantially in the form of Exhibit A to the Indenture.]

["Class A-2b Noteholder" means the Person in whose name a Class A-2b Note is registered in the Note Register.]

"Class A-3 Final Scheduled Distribution Date" means [_____].

"Class A-3 Interest Rate" means [_____]% per annum.

"Class A-3 Note" means any of the [_____]% Asset Backed Notes, Class A-3, issued under the Indenture, substantially in the form of Exhibit A to the Indenture.

"Class A-3 Noteholder" means the Person in whose name a Class A-3 Note is registered in the Note Register.

"Class A-4 Final Scheduled Distribution Date" means [_____].

"Class A-4 Interest Rate" means [_____]% per annum.

"Class A-4 Note" means any of the [_____]% Asset Backed Notes, Class A-4, issued under the Indenture, substantially in the form of Exhibit A to the Indenture.

"Class A-4 Noteholder" means the Person in whose name a Class A-4 Note is registered in the Note Register.

"Clearing Agency" means an organization registered as a "clearing agency" pursuant to Section 17A of the Exchange Act.

"Clearing Agency Participant" means a broker, dealer, bank, other financial institution or other Person for whom from time to time a Clearing Agency effects book-entry transfers and pledges of securities deposited with the Clearing Agency.

"Closing Date" means [_____].

"Code" means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

"Collateral" means the property of the Issuer subject to the Granting Clause of the Indenture.

"Collection Account" means the account designated as such, established and maintained pursuant to Section 5.01.

"Collection Period" means the period commencing on the first day of each calendar month and ending on the last day of such calendar month (or, in the case of the initial Collection Period, the period commencing on the [close of business] on the Cut-Off Date and ending on [_____]). As used herein, the "related" Collection Period with respect to a Distribution Date shall be deemed to be the Collection Period which precedes such Distribution Date.

"Collections" means, for any Distribution Date, the sum of the following amounts received during the related Collection Period: (i) all collections on Receivables, (ii) without duplication of amounts described in clause (i), all Net Liquidation Proceeds, and (iii) the amount, if any, deposited into the Collection Account from the Reserve Account.

"Commission" means the U.S. Securities and Exchange Commission.

"Corporate Trust Office" means (a) with respect to the Owner Trustee, the principal corporate trust office of the Owner Trustee located at [_____]; or at such other address as the Owner Trustee may designate by notice to the Certificateholders, or the principal corporate trust office of any successor Owner Trustee (the address of which the

successor Owner Trustee will notify the Certificateholders) and (b) with respect to the Indenture Trustee, the office of the Indenture Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of execution of this Agreement is located at: (i) for note transfer/surrender purposes, [_____], Attention: [_____], and (ii) for all other purposes, [_____] (telecopier no. [_____]) (email: [_____]), Attention: [_____]; or at such other address as the Indenture Trustee may designate from time to time by notice to the Noteholders, the Issuer [, the [Swap Counterparty][Cap Provider]] and the Administrator, or the principal corporate trust office of any successor Indenture Trustee at the address designated by such successor Indenture Trustee by notice to the Noteholders, the Issuer [, the [Swap Counterparty][Cap Provider]] and the Administrator.

"Customary Servicing Practices" means the customary servicing practices of the Servicer with respect to all comparable motor vehicle receivables that the Servicer services for itself and others, as such practices may be changed from time to time by the Servicer in its sole discretion.

"Cut-off Date" means [the close of business on] [_____].

"Damages" shall have the meaning assigned to such term in Section 7.02.

"Dealer" means the dealer who sold a Financed Vehicle and who originated and assigned the related Receivable to NMAC under an existing agreement between such dealer and NMAC.

"Dealer Recourse" means, with respect to a Receivable, all recourse rights against the Dealer which originated the Receivable, and any successor Dealer.

"Default" means any occurrence that is, or with notice or the lapse of time or both would become, an Event of Default.

"Defaulted Receivable" means (a) a Receivable (other than a Repurchased Receivable), which, by its terms, is delinquent for 120 or more days, (b) with respect to Receivables that are delinquent for less than 120 days, the Servicer has (i) determined, in accordance with its customary servicing procedures, that eventual payment in full is unlikely or (ii) repossessed the Financed Vehicle, or (c) a Receivable with respect to which the Servicer has received notification that the related Obligor is subject to proceedings under Chapter 13 of the Bankruptcy Code.

"Definitive Notes" shall have the meaning assigned to such term in Section 2.10 of the Indenture.

"Delinquency Percentage" means, for any Distribution Date and the related Collection Period, an amount equal to the ratio (expressed as a percentage) of (i) the aggregate Principal Balance of all 60-Day Delinquent Receivables as of the last day of such Collection Period to (ii) the Pool Balance as of the last day of such Collection Period.

"Delinquency Trigger" means, [[   ]%] [for any Distribution Date and the related Collection Period], [the percentage set forth below for the Distribution Dates set forth below:

Distribution Date	Delinquency Trigger
[Month, Year] through [Month, Year]	[●]%
[Month, Year] through [Month, Year]	[●]%
[Month, Year] through [Month, Year]	[●]%]

"Delivery" when used with respect to Account Property means:

(a)   with respect to (I) bankers' acceptances, commercial paper, and negotiable certificates of deposit and other obligations that constitute "instruments" as defined in Section 9-102(a)(47) of the UCC and are susceptible of physical delivery, transfer of actual possession thereof to the Indenture Trustee or its nominee or custodian by physical delivery to the Indenture Trustee or its nominee or custodian endorsed to the Indenture Trustee or its nominee or custodian or endorsed in blank, and (II) with respect to a "certificated security" (as defined in Section 8-102(a)(4) of the UCC) transfer of actual possession thereof (i) by physical delivery of such certificated security to the Indenture Trustee or its nominee or custodian endorsed to, or registered in the name of, the Indenture Trustee or its nominee or custodian or endorsed in blank, or to another person, other than a "securities intermediary" (as defined in Section 8-102(a)(14) of the UCC), who acquires possession of the certificated security on behalf of the Indenture Trustee or its nominee or custodian or, having previously acquired possession of the certificate, acknowledges that it holds for the Indenture Trustee or its nominee or custodian or (ii) if such certificated security is in registered form, by delivery thereof to a "securities intermediary", endorsed to or registered in the name of the Indenture Trustee or its nominee or custodian, and the making by such "securities intermediary" of entries on its books and records identifying such certificated securities as belonging to the Indenture Trustee or its nominee or custodian and the sending by such "securities intermediary" of a confirmation of the purchase of such certificated security by the Indenture Trustee or its nominee or custodian (all of the foregoing, "Physical Property"), and, in any event, any such Physical Property in registered form shall be in the name of the Indenture Trustee or its nominee or custodian; and such additional or alternative procedures as may hereafter become appropriate to effect the complete transfer of ownership of any such Account Property to the Indenture Trustee or its nominee or custodian, consistent with changes in applicable law or regulations or the interpretation thereof;

(b)   with respect to any securities issued by the U.S. Treasury, the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the other government agencies, instrumentalities and establishments of the United States identified in Appendix A to Federal Reserve Bank Operating Circular No. 7 as in effect from time to time that is a "book-entry security" (as such term is defined in Federal Reserve Bank Operating Circular No. 7) held in a securities account and eligible for transfer through the Fedwire® Securities Service operated by the Federal Reserve System pursuant to Federal book-entry regulations, the following procedures, all in accordance with applicable law, including applicable Federal regulations and Articles 8 and 9 of the UCC: book-entry registration of such Account Property to an appropriate securities account maintained with a Federal Reserve Bank by a "participant" (as such term is

defined in Federal Reserve Bank Operating Circular No. 7) that is a "depository institution" (as defined in Section 19(b)(1)(A) of the Federal Reserve Act) pursuant to applicable Federal regulations, and issuance by such depository institution of a deposit notice or other written confirmation of such book-entry registration to the Indenture Trustee or its nominee or custodian of the purchase by the Indenture Trustee or its nominee or custodian of such book-entry securities; the making by such depository institution of entries in its books and records identifying such book entry security held through the Federal Reserve System pursuant to Federal book-entry regulations or a security entitlement thereto as belonging to the Indenture Trustee or its nominee or custodian and indicating that such depository institution holds such Account Property solely as agent for the Indenture Trustee or its nominee or custodian; and such additional or alternative procedures as may hereafter become appropriate to effect complete transfer of ownership of any such Account Property to the Indenture Trustee or its nominee or custodian, consistent with changes in applicable law or regulations or the interpretation thereof; and

(c)   with respect to any item of Account Property that is an "uncertificated security" (as defined in Section 8-102(a)(18) of the UCC) and that is not governed by clause (b) above, (i) registration on the books and records of the issuer thereof in the name of the Indenture Trustee or its nominee or custodian, or (ii) registration on the books and records of the issuer thereof in the name of another person, other than a securities intermediary, who acknowledges that it holds such uncertificated security for the benefit of the Indenture Trustee or its nominee or custodian.

"Depositor" means NARC II in its capacity as depositor under the Trust Agreement.

"Depositor's Formation Documents" means the Amended and Restated Certificate of Incorporation of Nissan Auto Receivables Corporation II, dated as of January 10, 2001 and the by-laws of NARC II, each as may be amended from time to time.

"Designated Account" means (a) so long as the Administrator or one of its Affiliates is the sole Certificateholder, the account designated by such Certificateholder (which need not be under the control of the Owner Trustee) and (b) at any time thereafter, the Certificate Distribution Account.

["Designated LIBOR Page" means the display on Reuters Screen, LIBOR01 Page or any successor service or any page as may replace the designated page on that service or any successor service that displays the London interbank rates of major banks for U.S. Dollars.]

"Determination Date" means the tenth calendar day of each calendar month, or if such tenth day is not a Business Day, the next succeeding Business Day.

"Distribution Date" means, for each Collection Period, the 15th calendar day of the following calendar month, or if the 15th day is not a Business Day, the next succeeding Business Day, commencing [_____].

"DTC" means The Depository Trust Company.

"Eligible Account" means (a) an account maintained with a depository institution or trust company (which may be the Owner Trustee, the Indenture Trustee or any of their respective

Affiliates) organized under the laws of the United States of America or any one of the states thereof or the District of Columbia (or any domestic branch of a foreign bank) (i) which at all times has either (A) a long-term senior unsecured debt rating of ["Aa2"] or better by [Moody's] and ["AA"] or better by [Fitch] or such other rating that is acceptable to each Rating Agency, as evidenced by satisfaction of the Rating Agency Condition, (B) a certificate of deposit rating of ["Prime-1"] by [Moody's] and ["F1+"] by [Fitch] or (C) such other rating that is acceptable to each Rating Agency, as evidenced by satisfaction of the Rating Agency Condition (each of (A), (B) or (C), the "Required Deposit Ratings") and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation; provided, that a foreign financial institution shall be deemed to satisfy clause (ii) if such foreign financial institution meets the requirements of Rule 13k-1(b)(1) under the Exchange Act (17 CFR §240.13k-1(b)(1)) or (b) a segregated trust account in the trust department of the Indenture Trustee or the Owner Trustee, as the case may be.

"Eligible Investments" means, at any time, any one or more of the following obligations, instruments or securities:

(i)   obligations of, and obligations fully guaranteed as to timely payment of principal and interest by, the United States or any agency thereof, provided such obligations are backed by the full faith and credit of the United States;

(ii)   general obligations of or obligations guaranteed by the Federal National Mortgage Association or any State; provided that such obligations have the highest available credit rating from each Rating Agency for such obligations;

(iii)   securities bearing interest or sold at a discount issued by any corporation incorporated under the laws of the United States or of any State; provided, that at the time of such investment or contractual commitment providing for such investment, either (a) the long-term unsecured debt of such corporation has the highest available rating from each Rating Agency for such obligations or (b) the commercial paper or other short-term debt of such corporation that is then rated has the highest available credit rating of each Rating Agency for such obligations;

(iv)   certificates of deposit issued by any depository institution or trust company incorporated under the laws of the United States or any State and subject to supervision and examination by banking authorities of one or more of such jurisdictions; provided, however, that at the time of the investment or contractual commitment to invest therein, the commercial paper or other short-term unsecured debt obligations (other than such obligations the rating of which is based on the credit of a Person other than such depository institution or trust company) thereof shall have a credit rating from each of the Rating Agencies in the highest investment category granted thereby (including applicable plus signs);

(v)   certificates of deposit that are issued by any bank, trust company, savings bank or other savings institution and insured up to the maximum amount insurable by the FDIC;

(vi)   investments in money market funds having a rating from each of the Rating Agencies in the highest investment category granted thereby (including funds for which the Owner Trustee, the Indenture Trustee or any of their respective Affiliates is investment manager or advisor);

(vii)   repurchase obligations held by the Owner Trustee or Indenture Trustee with respect to any obligation or security described in clauses (i), (ii) or (viii) hereof or any other obligation or security issued or guaranteed by any other agency or instrumentality of the United States, in either case entered into with a federal agency or a depository institution or trust company (acting as principal) described in clause (iv) above; and

(viii)   any other investment with respect to which the acquisition of such investment as an Eligible Investment will satisfy the Rating Agency Condition;

provided, that except as provided in a related supplement or servicing agreement (including any related servicing supplement), each of the foregoing obligations, instruments and securities shall mature no later than the Business Day prior to the date on which such funds are required to be available for application pursuant to any related Basic Document (other than in the case of the investment of monies in obligations, instruments or securities of which the entity at which the related account is located is the obligor, which may mature on such date), and shall be required to be held to such maturity.

For purposes of this definition, any reference to the highest available credit rating of an obligation shall mean the highest available credit rating for such obligation (excluding any "+" signs associated with such rating) or such lower credit rating (as approved in writing by each Rating Agency) as will not result in the qualification, downgrading or withdrawal of the rating then assigned by such Rating Agency to any of the Notes.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"Event of Default" shall have the meaning assigned to such term in Section 5.01 of the Indenture.

"Exchange Act" means the Securities Exchange Act of 1934.

"Executive Officer" means, with respect to any corporation or depositary institution, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President, Executive Vice President, any Vice President, the Secretary or the Treasurer of such corporation or depositary institution; and with respect to any partnership, any general partner thereof.

"Expenses" shall have the meaning assigned to such term in Section 8.01 of the Trust Agreement.

"FATCA" means Sections 1471 through 1474 of the Code, as of the date hereof (or any amended or successor provisions that are substantially similar), any current or future regulations or official interpretations thereunder or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code, any published intergovernmental

agreement entered into in connection with the implementation the foregoing and any fiscal or regulatory legislation, rules or official practices adopted pursuant to such published intergovernmental agreement.

"FATCA Withholding Tax" means any withholding or deduction required pursuant to FATCA.

"Final Scheduled Distribution Date" means, the Class A-1 Final Scheduled Distribution Date, the Class A-2[a] Final Scheduled Distribution Date, [the Class A-2b Final Scheduled Distribution Date,] the Class A-3 Final Scheduled Distribution Date and the Class A-4 Final Scheduled Distribution Date, as applicable.

"Financed Vehicle" means a new, near-new or used automobile or light-duty truck, together with all accessions thereto, securing an Obligor's indebtedness under the related Receivable.

["Fitch" means Fitch Ratings, Inc.]

["Fixed Rate Note" means any Class A-1 Note, Class A-2a Note, Class A-3 Note or Class A-4 Note.]

["Floating Rate Note" means any Class A-2b Note.

"Grant" means mortgage, pledge, bargain, sell, warrant, alienate, remise, release, convey, assign, transfer, create, and grant a lien upon and a security interest in and right of set-off against, deposit, set over and confirm pursuant to the Indenture. A Grant of the Collateral or of any other agreement or instrument shall include all rights, powers and options (but none of the obligations) of the granting party thereunder, including the immediate and continuing right to claim for, collect, receive and give receipt for principal and interest payments in respect of the Collateral and all other moneys payable thereunder, to give and receive notices and other communications, to make waivers or other agreements, to exercise all rights and options, to bring Proceedings in the name of the granting party or otherwise, and generally to do and receive anything that the granting party is or may be entitled to do or receive thereunder or with respect thereto.

"Holder" or "Securityholder" means the registered holder of any Certificate or Note as evidenced by the Certificate Register (as defined in the Trust Agreement) or Note Register (as defined in the Indenture).

"Indenture" means the Indenture dated as of the Closing Date, between the Issuer and [_____], as Indenture Trustee.

"Indenture Trustee" means the Person acting as Indenture Trustee under the Indenture, its successors in interest and any successor trustee under the Indenture.

"Independent" means, when used with respect to any specified Person, that the Person is in fact independent of the Seller, the Servicer, the Administrator, the Issuer or any other obligor on the Notes or any Affiliate of any of the foregoing Persons because, among other things, such

Person (a) is not an employee, officer or director or otherwise controlled thereby or under common control therewith, (b) does not have any direct financial interest or any material indirect financial interest therein (whether as holder of securities thereof or party to contract therewith or otherwise), and (c) is not and has not within the preceding twelve months been a promoter, underwriter, trustee, partner, director or person performing similar functions therefor or otherwise had legal, contractual or fiduciary or other duties to act on behalf of or for the benefit thereof.

"Independent Certificate" means a certificate or opinion to be delivered to the Indenture Trustee, made by an Independent appraiser or other expert appointed by an Issuer Order and approved by the Indenture Trustee in the exercise of reasonable care, and such opinion or certificate shall state that the signer has read the definition of "Independent" and that the signer is Independent within the meaning thereof.

"Independent Director" means an individual who was not at any time during the preceding five years (i) a director (other than during his tenure as an Independent Director of NARC II or for one or more Affiliates of NARC II), officer, employee or Affiliate of NARC II or any of its Affiliates (other than any limited purpose or special purpose corporation or limited liability company similar to NARC II), (ii) a person related to any officer or director of any Affiliate of NARC II (other than any limited purpose or special purpose corporation or limited liability company similar to NARC II), (iii) a direct or indirect holder of one or more than 5% of any voting securities of any Affiliate of NARC II, (iv) a material creditor, material supplier, family member, manager, or contractor of NARC II, or (v) a person who controls (whether directly, indirectly, or otherwise) NARC II or its Affiliates or any material creditor, material supplier, employee, officer, director (other than during his tenure as an Independent Director of NARC II or for one or more Affiliates of NARC II), manager or material contractor of NARC II or its Affiliates.

["Initial Cap Provider" means [_____], as the Cap Provider under each Initial Interest Rate Cap Agreement.]

["Initial Interest Rate [Swap][Cap] Agreement" means any or all, as the context may require, of the interest rate [swap][cap] transactions for any Class of Floating Rate Notes, entered, as of the Closing Date, between the Issuer and the Initial [Swap Counterparty][Cap Provider], that is governed by, and subject to, the terms of an ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and the terms of which are set out in the relevant confirmation for such transaction.]

["Initial Swap Counterparty" means [_____], as the Swap Counterparty under each Initial Interest Rate Swap Agreement.]

"Insolvency Event" means, with respect to a specified Person, (a) the entry of a decree or order for relief by a court having jurisdiction in the premises in respect of such Person or all or substantially all of its property in an involuntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for all or substantially all of its property, or ordering the winding-up or liquidation of such Person's

affairs, and such decree or order shall remain unstayed and in effect for more than 90 consecutive days; or (b) the commencement by such Person of a voluntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by such Person to the entry of an order for relief in an involuntary case under any such law, or the consent by such Person to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for all or substantially all of its property, or the making by such Person of any general assignment for the benefit of creditors.

"Instituting Noteholders" has the meaning set forth in Section 7.08(a) of the Indenture.

["Interest Determination Date" means, with respect to any Interest Period with respect to the Floating Rate Notes, the day that is two London Business Days prior to the related Interest Reset Date.]

"Interest Period" means, with respect to any Distribution Date and the Class A-1 Notes [and the Floating Rate Notes], the period from (and including) the preceding Distribution Date or (in the case of the first Distribution Date) the Closing Date to (but excluding) such Distribution Date, and, with respect to any Distribution Date and the Fixed Rate Notes, [other than the Class A-1 Notes,] the period from (and including) the 15th day of the preceding calendar month or (in the case of the first Distribution Date) the Closing Date to (but excluding) the 15th day of the month in which such Distribution Date occurs.

"Interest Rate" means the Class A-1 Interest Rate, the Class A-2[a] Interest Rate, [the Class A-2b Interest Rate,] the Class A-3 Interest Rate or the Class A-4 Interest Rate, as the case may be.

["Interest Rate [Swap][Cap] Agreement(s)" means each Initial Interest Rate [Swap][Cap] Agreement and Replacement Interest Rate Swap Agreement, if any.]

["Interest Reset Date" means, with respect to any Interest Period with respect to the Floating Rate Notes, the first day of such Interest Period.]

"Issuer" means Nissan Auto Receivables 20[   ]-[ ] Owner Trust unless and until a successor replaces it and, thereafter, means the successor and, for purposes of any provision contained herein and required by the TIA, each other obligor on the Notes.

"Issuer Order" and "Issuer Request" mean a written order or request signed in the name of the Issuer by any one of its Authorized Officers and delivered to the Indenture Trustee.

["LIBOR" means, for any Interest Period, the rate for deposits in U.S. Dollars having a maturity of one month (commencing on the related Interest Reset Date) that appears on the Designated LIBOR Page as of 11:00 a.m. London time, on the applicable Interest Determination Date. With respect to an Interest Determination Date on which no rate appears on the Designated LIBOR Page, LIBOR for the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and

its affiliates, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotations for deposits in U.S. Dollars for the period of one month, commencing on the second London Business Day immediately following the applicable Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such Interest Determination Date and in a principal amount that is representative of a single transaction in U.S. Dollars in that market at that time. If at least two such quotations are provided, LIBOR determined on the applicable Interest Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations referred to in this paragraph are provided, LIBOR determined on the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m., in New York, New York, on the applicable Interest Determination Date by three major banks, which may include the Calculation Agent and its affiliates, in New York, New York selected by the Calculation Agent for loans in U.S. Dollars to leading European banks in a principal amount that is representative of a single transaction in U.S. Dollars in that market at that time. If the banks so selected by the Calculation Agent are not quoting as mentioned in this paragraph, LIBOR for the applicable Interest Determination Date will be LIBOR in effect on the applicable Interest Determination Date.]

"Lien" means any security interest, lien, charge, pledge, equity or encumbrance of any kind, other than Permitted Liens.

"Liquidated Receivable" means a Defaulted Receivable as to which the related Financed Vehicle has been liquidated by the Servicer.

["London Business Day" means any day on which dealings in deposits in U.S. Dollars are transacted in the London interbank market.]

"Monthly Remittance Condition" shall have the meaning assigned to such term in Section 5.02.

["Moody's" means Moody's Investors Service, Inc.]

"NARC II" means Nissan Auto Receivables Corporation II, a Delaware corporation.

"Net Liquidation Proceeds" means the monies collected from whatever source on a Liquidated Receivable, net of the sum of any amounts expended by the Servicer for the account of the Obligor, plus any amounts required by law to be remitted to the Obligor.

["Net Swap Payment" means for the Interest Rate Swap Agreement, the net amounts owed by the Issuing Entity to the Swap Counterparty, if any, on any Distribution Date, excluding Swap Termination Payments.]

["Net [Swap][Cap] Receipts" means, for each Interest Rate [Swap][Cap] Agreement, the net amounts owed by the [Swap Counterparty][Cap Provider] to the Issuer, if any, on any Distribution Date under such Interest Rate [Swap][Cap] Agreement, excluding any [Swap][Cap] Termination Payments.]

"Nissan" means Nissan Motor Co., Ltd.

"NMAC" means Nissan Motor Acceptance Corporation, a California corporation.

"Non-U.S. Person" means any Person who is not (i) a citizen or resident of the United States who is a natural person, (ii) a corporation or partnership (or an entity treated as a corporation or partnership) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia (unless, in the case of a partnership, Treasury Regulations are adopted that provide otherwise), (iii) an estate, the income of which is subject to United States Federal income taxation, regardless of its source, (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code and Treasury Regulations) have the authority to control all substantial decisions of the trust; or (v) a trust that was in existence prior to August 20, 1996 and that, under Treasury Regulations, is eligible to elect, and does validly elect, to be treated as a United States person (as defined in the Code and Treasury Regulations) despite not meeting the requirements of clause (iv).

"Note" means a Class A-1 Note a Class A-2[a] Note, [a Class A-2b Note,] a Class A-3 Note or a Class A-4 Note, as the context may require.

"Note Depository Agreement" means the agreement entitled "Letter of Representations" dated on or before the Closing Date executed by the Issuer in favor of the Clearing Agency with respect to certain matters relating to the duties thereof with respect to the Book-Entry Notes.

"Note Factor" means, with respect to any Class of Notes and any Distribution Date, a seven-digit decimal figure obtained by dividing the Outstanding Amount of such Class of Notes, as of the close of business on the last day of the related Collection Period, by the initial Outstanding Amount of that Class of Notes.

"Note Owner" means, with respect to a Book-Entry Note, any Person who is the beneficial owner of such Book-Entry Note, as reflected on the books of the Clearing Agency or on the books of a Person maintaining an account with such Clearing Agency (directly as a Clearing Agency Participant or as an indirect participant, in each case in accordance with the rules of such Clearing Agency).

"Note Pool Factor" means, with respect to any Class of Notes and any Distribution Date, a seven-digit decimal figure obtained by dividing the Outstanding Amount of such Class of Notes as of the close of business on the last day of the related Collection Period by the Original Pool Balance.

"Note Register" means the Register of Noteholders' information maintained by the Note Registrar pursuant to Section 2.04 of the Indenture.

"Note Registrar" means the Indenture Trustee unless and until a successor Note Registrar shall have been appointed pursuant to Section 2.04 of the Indenture.

"Noteholder" shall mean any of the Class A-1 Noteholders, the Class A-2 Noteholders, the Class A-3 Noteholders or the Class A-4 Noteholders.

"Noteholder Direction" has the meaning set forth in Section 7.08(a) of the Indenture.

"Noteholders' Interest Carryover Shortfall" means, with respect to any Distribution Date and a Class of Notes, the excess, if any, of the sum of the Noteholders' Monthly Interest Distributable Amount for such Class for the preceding Distribution Date plus any outstanding Noteholders' Interest Carryover Shortfall for such Class on such preceding Distribution Date, over the amount in respect of interest that is actually paid on the Notes of such Class on such preceding Distribution Date, plus, to the extent permitted by applicable law, interest on the Noteholders' Interest Carryover Shortfall at the related Interest Rate for the related Interest Period (calculated on the same basis as interest on that Class of Notes for the same period).

"Noteholders' Interest Distributable Amount" means, with respect to any Distribution Date and a Class of Notes, the sum of the Noteholders' Monthly Interest Distributable Amount for such Class plus any outstanding Noteholders' Interest Carryover Shortfall for such Class as of the close of the immediately preceding Distribution Date.

"Noteholders' Monthly Interest Distributable Amount" means, with respect to any Distribution Date and a Class of Notes, interest accrued for the related Interest Period (calculated on the basis of, in the case of the Class A-1 Notes [and the Floating Rate Notes], the actual number of days in such Interest Period and a year assumed to consist of 360 days, and in the case of the [Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes] [Fixed Rate Notes], such Interest Period being assumed to consist of 30 days and a year assumed to consist of 360 days) at the related Interest Rate for such Class of Notes on the Outstanding Amount of the Notes of such Class on the immediately preceding Distribution Date, after giving effect to all payments of principal to Noteholders of such Class on or prior to such Distribution Date (or, in the case of the first Distribution Date, on the original principal amount of such Class of Notes).

"Noteholders' Principal Carryover Shortfall" means, with respect to any Distribution Date, the excess, if any, of the Noteholders' Principal Distributable Amount for the preceding Distribution Date over the amount in respect of principal that is actually paid as principal on the Notes on such previous Distribution Date. Noteholders' Principal Carryover Shortfall is not used to determine the amount of principal due on the Notes on any Distribution Date, but is used solely for reporting purposes.

"Noteholders' Principal Distributable Amount" means, with respect to any Distribution Date, an amount equal to the Principal Distribution Amount for such Distribution Date until the outstanding principal amount of each Class of Notes has been reduced to zero, and for any Distribution Date thereafter, an amount equal to zero.

"Notes" means the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes, and the Class A-4 Notes.

"Obligor" on a Receivable means the purchaser or co-purchasers of the Financed Vehicle or any other Person who owes payments under the Receivable (but excluding any Dealer in respect of Dealer Recourse).

"Officer's Certificate" means a certificate signed by any Authorized Officer of the Issuer, the Seller or the Servicer, as applicable.

"Opinion of Counsel" means one or more written opinions of counsel who may, except as otherwise provided herein, be an employee of or counsel to the Issuer, the Seller or the Servicer, which counsel shall be reasonably acceptable to the recipient of such opinion.

"Optional Purchase" shall have the meaning assigned to such term in Section 9.01(a)

"Optional Purchase Percentage" means [5.00]%.

"Optional Purchase Price" means, an amount equal to the greater of (a) the aggregate Repurchase Payments for the Receivables (including Receivables that became Defaulted Receivables in the Collection Period preceding the Distribution Date on which a purchase pursuant to Section 9.01 is effected) and (b) the sum of (i) the Outstanding Amount of all Classes of Notes, (ii) the Noteholders' Interest Distributable Amount for all Classes of Notes for such Distribution Date and (iii) any amounts due pursuant to Sections 5.06(a)(viii) [, and (iv) all amounts payable to the [Swap Counterparty][Cap Provider] under the Interest Rate [Swap][Cap] Agreement(s)].

"Original Certificate Balance" means $[_____].

"Original Pool Balance" means the aggregate Principal Balance of the Receivables on the Cut-off Date.

"Original Principal Amount" means $[_____] for the Class A-1 Notes, $[_____] for the Class A-2[a] Notes, [$[_____] for the Class A-2b Notes,] $[_____] for the Class A-3 Notes [and $[_____] for the Class A-4 Notes].

"Other Assets" means any assets (or interests therein) (other than the Owner Trust Estate) conveyed or purported to be conveyed by the Seller to another Person or Persons other than the Issuer, whether by way of a sale, capital contribution or by virtue of the granting of a lien.

"Outstanding" means, as of the date of determination, all Notes theretofore authenticated and delivered under the Indenture except:

(a)   Notes theretofore canceled by the Note Registrar or delivered to the Note Registrar for cancellation;

(b)   Notes or portions thereof the payment for which money in the necessary amount has been theretofore deposited with the Indenture Trustee or any Paying Agent in trust for the Holders of such Notes; and

(c)   Notes in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to the Indenture unless proof satisfactory to the Indenture Trustee is presented that any such Notes are held by a protected purchaser;

provided, that in determining whether the Holders of the requisite percentage of the Outstanding Amount of the Notes, or any Class of Notes, have given any request, demand, authorization, direction, notice, consent, or waiver hereunder or under any Basic Document, Notes owned by

the Issuer, NARC II, NMAC, a Certificateholder or any Affiliate of any of the foregoing Persons shall be disregarded and deemed not to be Outstanding, unless all Notes are owned by the Issuer, NARC II, NMAC, a Certificateholder or any of their respective Affiliates; provided, further, that, in determining whether the Indenture Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, or waiver, only Notes that the Indenture Trustee knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Indenture Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not the Issuer, NARC II, NMAC, a Certificateholder or any Affiliate of any of the foregoing Persons.

"Outstanding Amount" means the aggregate principal amount of all Notes, or, if indicated by the context, all Notes of any Class, Outstanding at the date of determination.

"Owner Trust Estate" means all right, title and interest of the Issuer in and to the Receivables (other than Repurchased Receivables), and all monies paid thereon, and all monies accrued thereon, after the Cut-off Date; security interests in the Financed Vehicles and any accessions thereto; the Accounts and all funds deposited in the Accounts; all property (including the right to receive Net Liquidation Proceeds) that shall have secured a Receivable and that shall have been acquired by or on behalf of the Owner Trustee; proceeds from claims on any physical damage, credit life or disability insurance policies covering the Financed Vehicles or the Obligors; all right to receive payments in respect of any Dealer Recourse with respect to the Receivables; [the proceeds of the Interest Rate [Swap][Cap] Agreement(s);] all right, title and interest of the Seller in and to the Purchase Agreement and the Assignment; all right, title and interest of the Issuer pursuant to this Agreement, the Administration Agreement [and the Interest Rate [Swap][Cap] Agreement(s)]; certain rebates of premiums and other amounts relating to certain insurance policies and other items financed under the Receivables in effect as of the Cut-off Date; and the proceeds of any and all of the foregoing.

"Owner Trustee" means [_____], not in its individual capacity but solely as Owner Trustee under the Trust Agreement, or any successor Owner Trustee under the Trust Agreement.

"Paying Agent" means, (i) under the Indenture, [_____], as Indenture Trustee, or any other Person that meets the eligibility standards for the Indenture Trustee set forth in Section 6.11 of the Indenture and is authorized by the Issuer to make the payments to and distributions from the Collection Account, including the payment of principal of or interest on the Notes on behalf of the Issuer, and (ii) under the Trust Agreement, any paying agent or co-paying agent appointed pursuant to Section 3.08 of the Trust Agreement that is authorized to make distributions from the Certificate Distribution Account, and shall initially be [_____].

"Permitted Liens" means (a) any liens created by the Basic Documents; (b) any liens for taxes not yet due and payable or the amount of which is being contested in good faith by appropriate proceedings; and (c) any liens of mechanics, suppliers, vendors, materialmen, laborers, employees, repairmen and other like liens securing obligations which are not due and

payable or the amount or validity of which is being contested in good faith by appropriate proceedings.

"Person" means any individual, corporation, estate, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Physical Property" shall have the meaning assigned to such term in the definition of "Delivery."

"Pool Balance" as of the close of business on the last day of a Collection Period means the aggregate Principal Balance of the Receivables (reduced by the principal balance of any Repurchased Receivables and Defaulted Receivables) as of the close of business on such day.

"Pool Factor" for a particular Class of Notes or Certificates on any Distribution Date means a seven-digit decimal figure indicating the principal amount of such Class of Notes or the Certificate Balance, as the case may be, as of the close of business on the last day of the related Collection Period as a fraction of the Original Pool Balance.

"Predecessor Note" means, with respect to any particular Note, every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purpose of this definition, any Note authenticated and delivered under Section 2.05 of the Indenture in lieu of a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note.

"Prepayment" means, with respect to any Receivable, any prepayment, whether in part or in full, in respect of such Receivable.

"Principal Balance" of a Receivable, as of any date of determination, means the outstanding principal balance of such Receivable calculated in accordance with the Customary Servicing Practices.

"Principal Distribution Amount" means, with respect to any Distribution Date, an amount equal to (i) the excess, if any, of (x) the [Adjusted] Pool Balance as of the beginning of the related Collection Period, or in the case of the first Collection Period, as of the Cut-off Date, over (y) the [Adjusted] Pool Balance as of the end of the related Collection Period, and (ii) any amounts due but not previously paid because sufficient funds were not available to make such payments; provided, however, that the Principal Distribution Amount on the Final Scheduled Distribution Date for any Class of Notes shall not be less than the amount necessary to reduce the outstanding principal amount of such Class to zero.

"Proceeding" means any suit in equity, action at law or other judicial or administrative proceeding.

"Purchase Agreement" means that certain agreement, dated as of the Closing Date, between NMAC and the Seller, relating to the purchase by the Seller from NMAC of the Receivables.

"Purchased Assets" shall have the meaning assigned to such term in Section 2.1 of the Purchase Agreement.

"Rating Agency" means [_____].

"Rating Agency Condition" means, with respect to any event or action and each Rating Agency, either (a) written confirmation (which may be in the form of a letter, a press release or other publication, or a change in such Rating Agency's published ratings criteria to this effect) by such Rating Agency that the occurrence of such event or action will not cause it to downgrade, qualify or withdraw its rating assigned to the Notes or (b) that such Rating Agency shall have been given notice of such event or action at least ten (10) days prior to such event or action (or, if ten (10) days' advance notice is impracticable, as much advance notice as is practicable) and such Rating Agency shall not have issued any written notice that the occurrence of such event or action will cause it to downgrade, qualify or withdraw its rating assigned to the Notes. Notwithstanding the foregoing, no Rating Agency has any duty to review any notice given with respect to any event or action.

"Receivable" means any retail installment sale contract that appears on the Schedule of Receivables and that has not been released by the Owner Trustee from the Trust.

"Receivable File" means the records (whether tangible or electronic) specified in Section 2.02 pertaining to a particular Receivable.

"Record Date" means, with respect to the Notes of any Class and each Distribution Date, the Business Day immediately preceding such Distribution Date, and, with respect to the Certificates or if Definitive Notes, representing any Class of Notes, have been issued, the last day of the Collection Period preceding the related Distribution Date.

"Redemption Date" shall have the meaning assigned to such term in Section 9.01(a).

"Redemption Price" means an amount equal to the sum of (a) the Outstanding Amount of all Notes redeemed, plus (b) accrued and unpaid interest thereon at the Noteholders' Interest Distributable Amount for the Notes being so redeemed, up to but excluding the Redemption Date.

"Registered Holder" means the Person in whose name a Note is registered on the Note Register on the applicable Record Date.

"Regulation AB" means Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such regulation may be amended from time to time, subject to such clarification and interpretation as have been provided by the Commission in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518. 70 Fed. Reg. 1,506, 1,531 (January 7, 2005)) [also include cite to Reg AB II release] or by the staff of the Commission, or as may be provided in writing by the Commission or its staff from time to time.

"Relevant Trustee" means (i) with respect to the control over or appropriate designation denoting ownership or control over any property comprising a portion of the Owner Trust Estate that either is not conveyed or pledged to the Indenture Trustee for the benefit of the Noteholders

[and the Swap Counterparty] pursuant to the Granting Clause of the Indenture or that has been released from the lien of the Indenture, the Owner Trustee, and (ii) with respect to any property comprising a portion of the Collateral that has not been released from the lien of the Indenture, the Indenture Trustee; provided, however, that with respect to any property that is under the joint or separate control of a co-trustee or separate trustee under the Trust Agreement or the Indenture, respectively, "Relevant Trustee" shall refer to either or both of the Owner Trustee and such co-trustee or separate trustee or to either or both of the Indenture Trustee and such co-trustee or separate trustee, as the case may be.

["Replacement Interest Rate [Swap][Cap] Agreement" shall have the meaning assigned to such term in Section 2.14(f) of the Indenture.]

["Replacement [Swap Counterparty][Cap Provider]" shall have the meaning assigned to such term in Section 2.14(f) of the Indenture.]

"Repurchase Payment" for any Repurchased Receivable as of the last day of any Collection Period, means the sum of the Principal Balance thereof as of the beginning of such Collection Period plus interest accrued thereon through the due date for the Obligor's payment in such Collection Period at the related APR, after giving effect to the receipt of monies collected on such Repurchased Receivable, if any, during such Collection Period.

"Repurchased Receivable" means a Receivable purchased as of the close of business on the last day of a Collection Period by the Servicer pursuant to Section 4.06 by the Seller pursuant to Section 3.02 or by NMAC pursuant to Section 4.3 of the Purchase Agreement.

"Required Deposit Rating" shall have the meaning assigned to such term in the definition of "Eligible Account."

"Required Rate" means, with respect to any Distribution Date, [_____]%.

"Reserve Account" means the account designated as such, established and maintained pursuant to Section 5.01 and Section 5.07.

"Reserve Account Initial Deposit" means $[_____].

"Retained Notes" if any, means any Notes beneficially owned by the Issuer or an entity which, for U.S. federal income tax purposes, is considered the same Person as the Issuer, until such time as such Notes are the subject of an opinion pursuant to Section 2.04(g) of the Indenture.

"Review Notice" means the notice delivered by the Indenture Trustee in accordance with Section 7.08(b) of the Indenture to the Asset Representations Reviewer and the Servicer.

"Review Report" shall have the meaning assigned to such term in Section 3.5 of the Asset Representations Review Agreement.

"Review Satisfaction Date" means, with respect to any Asset Review, the first date on which (a) the Delinquency Percentage for any Payment Date exceeds the Delinquency Trigger and (b) a Noteholder Direction with respect to such Asset Review has occurred.

"Schedule of Receivables" means the schedule of receivables on file with the Indenture Trustee, as it may be amended from time to time.

"Secretary of State" means the Secretary of State of the State of Delaware.

"Securities Act" means the Securities Act of 1933.

"Securityholders" shall have the meaning assigned to such term in this Section 1.01 under the definition of "Holder."

"Seller" means NARC II, as the seller of the Receivables under this Agreement, and each successor to NARC II (in the same capacity) pursuant to Section 6.04.

"Servicer" means NMAC, as the servicer of the Receivables, and each successor to NMAC (in the same capacity) pursuant to Section 7.03 or 8.02.

["Senior Swap Termination Payment" means any Swap Termination Payment owed by the Issuer to the Swap Counterparty under an Interest Rate Swap Agreement that is not a Subordinated Swap Termination Payment.]

"Servicer Default" means an event specified in Section 8.01.

"Servicer's Certificate" means a certificate completed and executed on behalf of the Servicer by the president, any executive vice president, any vice president, the treasurer, any assistant treasurer, the controller or any assistant controller of the Servicer pursuant to Section 4.08.

"Servicing Criteria" shall mean the "servicing criteria" set forth in Item 1122(d) of Regulation AB.

"Servicing Rate" means [_____]% per annum.

"Similar Law" means a law that is similar to the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code.

"Simple Interest Method" means the method of allocating a fixed level payment to principal and interest pursuant to which the portion of such payment that is allocated to interest is equal to the product of the fixed rate of interest multiplied by the unpaid principal balance multiplied by the quotient obtained by calculating the period of time elapsed since the preceding payment of interest was made and dividing such period of time by 365 or 366, as appropriate.

"Simple Interest Receivable" means any Receivable under which the portion of a payment allocable to interest and the portion allocable to principal is determined in accordance with the Simple Interest Method.

"Specified Reserve Account Balance" means with respect to any Distribution Date, an amount equal to not less than [_____]% of the [Adjusted Pool Balance][Pool Balance] as of the Cut-off Date provided, that on any Distribution Date after the Notes are no longer Outstanding following payment in full of the principal of and interest on the Notes, the "Specified Reserve Account Balance" shall be $0.

"Sponsor" means NMAC.

"Statutory Trust Act" means Chapter 38 of Title 12 of the Delaware Code, 12 Del. Code § 3801 et seq.

"Subject Receivables" means, for any Asset Review, all Receivables which are 60-Day Delinquent Receivables as of the [end of the Collection Period immediately preceding the] related Review Satisfaction Date.

["Subordinated Swap Termination Payment" means any Swap Termination Payment owed by the Issuer to the Swap Counterparty under an Interest Rate Swap Agreement following an "event of default" or a "termination event" where the Swap Counterparty is the "defaulting party" or sole "affected party" (other than with respect to "illegality" or a "tax event"), as each such term is defined in such Interest Rate Swap Agreement.]

"Successor Servicer" means any entity appointed as a successor to the Servicer pursuant to Section 8.02.

"Supplemental Servicing Fee" means, with respect to any Distribution Date, all late fees, prepayment charges and other administrative fees and expenses or similar charges allowed by applicable law received by the Servicer with respect to the Receivables during the related Collection Period.

["Swap Counterparty" means an unaffiliated third party, as swap counterparty under any Interest Rate Swap Agreement.]

["[Swap][Cap] Event of Default" means, with respect to any Interest Rate [Swap][Cap] Agreement, any event defined as an "Event of Default" under such Interest Rate [Swap][Cap] Agreement.]

["[Swap][Cap] Termination Event" means, with respect to any Interest Rate [Swap][Cap] Agreement, any event defined as a "Termination Event" under such Interest Rate [Swap][Cap] Agreement.]

["[Swap][Cap] Termination Payment Account" means the account designated as such, established and maintained pursuant to Section 2.14 of the Indenture.]

["[Swap][Cap] Termination Payments" means payments due to the Swap Counterparty by the Issuer or to the Issuer by the [Swap Counterparty][Cap Provider] under an Interest Rate [Swap][Cap] Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate [Swap][Cap] Agreement due to an "event of default" or "termination event" under such Interest Rate [Swap][Cap] Agreement.]

"Tax Information" means information and/or properly completed and signed tax certifications sufficient to eliminate the imposition of or to determine the amount of any withholding of tax, including FATCA Withholding Tax.

"Test Fail" shall have the meaning assigned to such term in the Asset Representations Review Agreement.

"Transferred Assets" shall have the meaning assigned to such term in Section 2.01.

"Treasury Regulations" means regulations, including proposed or temporary regulations, promulgated under the Code. References herein to specific provisions of proposed or temporary regulations shall include analogous provisions of final Treasury Regulations or other successor Treasury Regulations.

"Trust Agreement" means the Trust Agreement, dated as of [_____], as amended by the Amended and Restated Trust Agreement, dated as of the Closing Date, between the Seller and [_____], as Owner Trustee.

"Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939 as in force on the date hereof, unless otherwise specifically provided.

"UCC" means the Uniform Commercial Code as in effect in the relevant jurisdiction.

"Verification Documents" means, with respect to any Note Owner, a certification from such Note Owner certifying that such Person is in fact, a Note Owner, as well as an additional piece of documentation reasonably satisfactory to the recipient, such as a trade confirmation, account statement, letter from a broker or dealer or other similar document.

["YSOC Amount" means, (i) as of the Closing Date, $[_____], and (ii) thereafter, with respect to any Collection Period and the related Distribution Date, the aggregate amount by which the Principal Balance as of the last day of such Collection Period of each Receivable (other than a Receivable that is a non-collectible Receivable, a Defaulted Receivable or a Repurchased Receivable), exceeds the present value of each scheduled payment of each such Receivable assuming the discount rate of such Receivable is the greater of the Required Rate or the Receivable's contract rate and that such scheduled payments (assumed to be equal monthly payments that amortize the Principal Balance of the Receivable to zero, using its contract rate, over the remaining term of the contract) are made on the last day of each month and each month has 30 days.]

SECTION 1.02 Usage of Terms. With respect to all terms in this Agreement, the singular includes the plural and the plural the singular; words importing any gender include the other genders; references to "writing" include printing, typing, lithography and other means of reproducing words in a visible form; references to agreements and other contractual instruments include all subsequent amendments, amendments and restatements and supplements thereto or changes therein entered into in accordance with their respective terms and not prohibited by this Agreement; references to Persons include their permitted successors and assigns; references to laws include their amendments and supplements, the rules and regulations thereunder and any

successors thereto; the term "including" means "including without limitation;" and the term "or" is not exclusive.

ARTICLE II.

Conveyance of Receivables

SECTION 2.01 Conveyance of Receivables.

(a) In consideration of the promises and the agreements, provisions and covenants herein contained and other good and valuable consideration to be delivered to the Seller hereunder, the Seller does hereby sell, transfer, assign and otherwise convey to the Issuer, without recourse (but subject to the Seller's obligations in this Agreement) (collectively, the "Transferred Assets"):

(i) all right, title and interest of the Seller in and to the Purchased Assets;

(ii) the rights of the Seller under the Purchase Agreement and the Assignment;

(iii) all other assets comprising the Owner Trust Estate; and

(iv) all proceeds of the foregoing.

On the Closing Date, the Seller shall deliver to, or to the order of, the Issuer the Transferred Assets and in consideration therefor, the Issuer shall deliver to, or to the order of, the Seller, the Notes and the Certificates. Notwithstanding the foregoing, monies received in respect of the Receivables after the Cut-off Date and before the Closing Date shall be deposited by NMAC (in its individual capacity or as the Servicer) into the Collection Account no later than the Business Day preceding the first Distribution Date.

(b) Notwithstanding the foregoing, in the event that the Receivables and other Transferred Assets are held to be property of the Seller, or if for any reason this Agreement is held or deemed to create indebtedness or a security interest in the Receivables and other Transferred Assets, then it is intended that:

(i) This Agreement shall be deemed to be a security agreement within the meaning of Articles 8 and 9 of the New York UCC and the UCC of any other applicable jurisdiction;

(ii) The conveyance provided for in Section 2.01 shall be deemed to be a grant by the Seller of, and the Seller hereby grants to the Issuer, a security interest in all of its right (including the power to convey title thereto), title and interest, whether now owned or hereafter acquired, in and to the Receivables and other Transferred Assets, to secure such indebtedness and the performance of the obligations of the Seller hereunder;

(iii) The possession by the Issuer, or the Servicer as the Issuer's agent, of the Receivable Files and any other property as constitute instruments, money, negotiable documents

or chattel paper shall be deemed to be "possession by the secured party" or possession by the purchaser or a person designated by such purchaser, for purposes of perfecting the security interest pursuant to the New York UCC and the UCC of any other applicable jurisdiction; and

(iv) Notifications to persons holding such property, and acknowledgments, receipts or confirmations from persons holding such property, shall be deemed to be notifications to, or acknowledgments, receipts or confirmations from, bailees or agents (as applicable) of the Issuer for the purpose of perfecting such security interest under applicable law.

SECTION 2.02 Custody of Receivable Files. To assure uniform quality in servicing the Receivables and to reduce administrative costs, the Issuer, upon the execution and delivery of this Agreement, appoints the Servicer, and the Servicer accepts such appointment, to act as the agent of the Issuer as custodian of the following documents or instruments (or a photocopy or other image thereof that the Servicer shall keep on file in accordance with its Customary Servicing Practices) that are hereby constructively delivered to the Issuer with respect to each Receivable (but only to the extent applicable to such Receivable and only to the extent held in tangible paper form or electronic form) (collectively, the "Receivable Files"):

(a) the original of each tangible record constituting or forming a part of such Receivable that is tangible chattel paper (as such term is used in Section 9-105 of the UCC) and a single "authoritative copy" (as such term is used in Section 9-105 of the UCC) of each electronic record constituting or forming a part of each Receivable that is electronic chattel paper, fully executed by the Obligor;

(b) the original credit application executed by the related Obligor;

(c) the original Certificate of Title or, if not yet received, evidence that an application therefor has been submitted with the appropriate authority, a guaranty of title from a Dealer or such other document (electronic or otherwise, as used in the applicable jurisdiction) that the Servicer keeps on file, in accordance with its Customary Servicing Practices, evidencing the security interest of NMAC in the Financed Vehicle; *provided, however*, that in lieu of being held in the Receivable File, the Certificate of Title may be held by a third party service provider engaged by the Servicer to obtain or hold Certificates of Title; and

(d) any and all other records (whether tangible or electronic) that the Servicer shall keep on file, in accordance with its Customary Servicing Practices, relating to such Receivable, the related Obligor or Financed Vehicle.

SECTION 2.03 Acceptance by Issuer. The Issuer acknowledges its acceptance pursuant to this Agreement, of all right, title and interest in and to the Receivables and the other Transferred Assets conveyed by the Seller pursuant to this Agreement and declares and shall declare from and after the date hereof that the Issuer holds and shall hold such right, title and interest, upon the terms and conditions set forth in this Agreement.

ARTICLE III.

The Receivables

SECTION 3.01 <u>Representations and Warranties of the Seller with Respect to the Receivables</u>. The Seller makes the representations and warranties set forth on Schedule I to this Agreement as to the Receivables on which the Issuer is deemed to have relied in acquiring the Receivables. Such representations and warranties speak as of the Closing Date, but shall survive the sale, transfer and assignment of the Receivables to the Issuer and the pledge thereof to the Indenture Trustee pursuant to the Indenture.

SECTION 3.02 <u>Repurchase upon Breach</u>. The Seller, the Servicer, the Issuer, the Indenture Trustee and the Owner Trustee, as the case may be, shall inform the other parties to this Agreement and the Indenture Trustee promptly, in writing, upon the discovery of any breach of the Seller's representations and warranties pursuant to <u>Section 3.01</u> that materially and adversely affects the interests of the Securityholders in any Receivable; <u>provided</u>, that the delivery of the Servicer's Certificate pursuant to <u>Section 4.08</u> shall be deemed to constitute prompt written notice by the Servicer of such breach. If the breach materially and adversely affects the interests of the Securityholders in such Receivable, then the Seller shall either (a) correct or cure such breach or (b) repurchase such Receivable from the Issuer, in either case on or before the Distribution Date following the end of the Collection Period which includes the 60th day (or, if the Seller elects, an earlier date) after the date that the Seller became aware or was notified of such breach. Any such breach or failure will be deemed not to have a material and adverse effect on the interests of Securityholders if such breach or failure does not affect the ability of the Issuer to receive and retain timely payment in full on such Receivable. In consideration of the purchase of the Receivables, the Seller shall remit (or cause to be remitted) the Repurchase Payment in the manner specified in <u>Section 5.05</u>. Upon payment of such Repurchase Payment by the Seller, the Issuer and the Indenture Trustee shall release and shall execute and deliver such instruments of release, transfer or assignment, in each case without recourse or representation, as shall be reasonably requested of it to vest in the Seller or its designee any Receivable and any related Purchased Assets repurchased pursuant hereto. Neither the Owner Trustee nor the Indenture Trustee will have any duty to conduct an affirmative investigation as to the occurrence of any condition requiring the repurchase of any Receivable pursuant to this <u>Section 3.02.</u> The sole remedy of the Issuer, the Indenture Trustee (by operation of the assignment of the Issuer's rights hereunder pursuant to the Indenture), or any Securityholder with respect to a breach with a material adverse effect on the interests of Securityholders caused by the Seller's representations and warranties pursuant to <u>Section 3.01</u>, shall be to require the Seller to repurchase Receivables pursuant to this <u>Section 3.02</u>.

SECTION 3.03 <u>Duties of Servicer as Custodian</u>.

(a)   <u>Safekeeping</u>. The Servicer, in its capacity as custodian, shall hold the Receivable Files for the benefit of the Issuer and the Indenture Trustee, as pledgee of the Issuer. In performing its duties as custodian, the Servicer shall act in accordance with its Customary Servicing Practices. The Servicer will promptly report to the Issuer and the Indenture Trustee any failure on its part to hold a material portion of the Receivable Files and maintain its accounts, records and computer systems as herein provided in all material respects and promptly take appropriate action to remedy any such material failure. The Servicer may, in accordance with its Customary Servicing Practices: (i) maintain all or a portion of the Receivable Files in electronic form and (ii) maintain custody of all or any portion of the Receivable Files with one or more of its agents or

designees. Nothing in this Section 3.03 shall affect the obligation of the Servicer to observe any applicable law prohibiting disclosure of information regarding the Obligors and the failure of the Servicer to provide access to information as a result of such obligation shall not constitute a breach of this Section 3.03.

(b)   Maintenance of and Access to Records. The Servicer shall maintain each Receivable File in the United States (it being understood that the Receivable Files, or any part thereof, may be maintained at the offices of any Person to whom the Servicer has delegated responsibilities in accordance with Section 4.12). The Servicer shall make available to the Issuer and the Indenture Trustee or their respective duly authorized representatives, attorneys or auditors the Receivable Files and the related accounts, records and computer systems maintained by the Servicer at such times during normal business hours upon reasonable prior written notice as the Issuer or the Indenture Trustee shall instruct. The Servicer shall permit the Issuer, the Indenture Trustee and their respective agents at any time during normal business hours upon reasonable prior written notice to inspect, audit and make copies of and abstracts from the Servicer's records regarding any Receivable.

(c)   Release of Receivable Files. Upon the occurrence and during the continuation of a Servicer Default or to the extent necessary for the Indenture Trustee to comply with its obligations under the Basic Documents, the Servicer shall, upon instruction from the Indenture Trustee, release any Receivable File to the Indenture Trustee, the Indenture Trustee's agent or the Indenture Trustee's designee, as the case may be, at such place or places as the Indenture Trustee may designate, as soon as commercially practicable. Any document so released will be handled by the Indenture Trustee with due care and returned to the Servicer for safekeeping as soon as the Indenture Trustee or its agent or designee, as the case may be, has no further need therefor.

SECTION 3.04 Instructions; Authority To Act. The Servicer shall be deemed to have received proper instructions with respect to the Receivable Files upon its receipt of written instructions signed by an Authorized Officer of the Issuer or the Indenture Trustee.

SECTION 3.05 Custodian's Indemnification. The Servicer, as custodian, shall indemnify the Issuer, the Owner Trustee and the Indenture Trustee for any and all liabilities, obligations, losses, compensatory damages, payments, costs or expenses of any kind whatsoever that may be imposed on, incurred by or asserted against any of them as the result of any improper act or omission in any way relating to the maintenance and custody by the Servicer as custodian of the Receivable Files; provided, however, that the Servicer shall not be liable to the Owner Trustee for any portion of any such amount resulting from the willful misfeasance, bad faith or negligence of the Owner Trustee, and the Servicer shall not be liable to the Indenture Trustee for any portion of any such amount resulting from the willful misfeasance, bad faith or negligence of the Indenture Trustee. Any indemnity claimed under this Section 3.05 shall be subject to the procedures described in Section 7.02.

SECTION 3.06 Effective Period and Termination. The Servicer's appointment as custodian shall become effective as of the Cut-off Date, and shall continue in full force and

effect until terminated pursuant to this Section 3.06. If NMAC resigns as Servicer in accordance with the provisions of this Agreement or if all of the rights and obligations of any Servicer shall have been terminated under Section 8.01, the appointment of NMAC as custodian may be terminated by the Indenture Trustee or by the Holders of Notes evidencing not less than 25% of the Outstanding Amount of the Notes or, with the consent of Holders of the Notes evidencing not less than 25% of the Outstanding Amount of the Notes, by the Owner Trustee or by the Certificateholders evidencing not less than 25% of the Certificate Balance, in the same manner as the Indenture Trustee or such Holders may terminate the rights and obligations of the Servicer under Section 8.01. As soon as practicable after any termination of such appointment, the Servicer shall deliver the Receivable Files and the related accounts and records maintained by the Servicer to the Relevant Trustee or the agent thereof at such place or places as the Relevant Trustee may reasonably designate.

ARTICLE IV.

Administration and Servicing of Receivables

SECTION 4.01 Duties of Servicer.

(a)   The Servicer is hereby appointed by the Issuer and authorized to act as agent for the Issuer and, in such capacity, shall manage, service, administer and make collections on the Receivables in accordance with its Customary Servicing Practices, using that degree of skill and attention that the Servicer exercises with respect to all comparable receivables that it services for itself or others. There are no requirements under the Basic Documents to maintain a back-up servicer. The Servicer and its Affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to Obligors with respect to the Receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the Servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the Receivables, prepayments or faster or slower timing of the payment of the Receivables. Subject to Section 4.05, the Servicer may grant extensions, rebates, deferrals, amendments, modifications or adjustments with respect to any Receivable in accordance with its Customary Servicing Practices; *provided*, *however*, that if the Servicer (i) extends the date for final payment by the Obligor of any Receivable beyond the last day of the Collection Period preceding the latest Final Scheduled Distribution Date of any Notes issued under the Indenture or (ii) reduces the APR or Principal Balance with respect to any Receivable other than as required by applicable law (including, without limitation, by the Servicemembers Civil Relief Act) or court order, it will promptly purchase such Receivable in the manner provided in Section 4.06 if such change in the Receivable would materially and adversely affect the interests of the Issuer or the Noteholders in such Receivable. The Servicer may in its discretion waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a Receivable.

(b)   The Servicer's duties shall include collection and posting of all payments, responding to inquiries of Obligors on the Receivables, investigating delinquencies,

sending remittance advises to Obligors, reporting tax information to Obligors, accounting for collections and furnishing monthly and annual statements to the Owner Trustee and the Indenture Trustee with respect to distributions. The Servicer is not required under the Basic Documents to make any disbursements via wire transfer or otherwise on behalf of an Obligor. There are no requirements under the Receivables or the Basic Documents for funds to be, and funds shall not be, held in trust for an Obligor. The Servicer shall not make any payments or distributions on behalf of an Obligor.

(c)   Without limiting the generality of the foregoing, the Servicer is authorized and empowered to execute and deliver, on behalf of itself, the Trust, the Owner Trustee, the Indenture Trustee and the Securityholders or any of them, any and all instruments of satisfaction or cancellation, or partial or full release or discharge, and all other comparable instruments, with respect to the Receivables or to the Financed Vehicles securing the Receivables. If the Servicer shall commence a legal proceeding to enforce a Receivable (other than a Repurchased Receivable), the Issuer shall thereupon be deemed to have automatically assigned, solely for the purpose of collection, such Receivable to the Servicer. If in any enforcement suit or legal proceeding it shall be held that the Servicer may not enforce a Receivable on the ground that it shall not be a real party in interest or a holder entitled to enforce such Receivable, the Issuer shall, at the Servicer's expense and direction, take steps to enforce the Receivable, including bringing suit in its name or the name of the Indenture Trustee or the Securityholders. The Issuer shall furnish the Servicer with any powers of attorney and other documents reasonably necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties hereunder.

(d)   Nothing in any section of this Agreement shall be construed to prevent the Servicer from implementing new programs, whether on an intermediate, pilot or permanent basis, or on a regional or nationwide basis, or from modifying its standards, policies and procedures as long as, in each case, such programs or modifications would be consistent with its Customary Servicing Practices, even if such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the Receivables, prepaying or faster or slower timing of the payment of the Receivables.

(e)   Notwithstanding anything in this Agreement to the contrary, the Servicer may refinance any Receivable and deposit the full Principal Balance of such Receivable into the Collection Account. The receivable created by such refinancing shall not be property of the Issuer. The Servicer and its Affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a Receivable upon the death or disability of the Obligor or any casualty with respect to the Financed Vehicle.

SECTION 4.02 <u>Collection of Receivable Payments</u>. The Servicer shall make reasonable efforts to collect all payments called for under the terms and provisions of the Receivables as and when the same shall become due in accordance with its Customary Servicing Practices. Payments on the Receivables made in accordance with the related documentation for such Receivables, shall be posted to the Servicer's Obligor records in accordance with the Servicer's

Customary Servicing Practices. Such payments shall be allocated to principal, interest or other items in accordance with the related documentation for such Receivables

SECTION 4.03 <u>Realization upon Receivables</u>. On behalf of the Issuer, the Servicer shall use commercially reasonable efforts, consistent with its Customary Servicing Practices, to repossess or otherwise convert the ownership of the Financed Vehicle securing any Receivable as to which the Servicer shall have determined eventual payment in full is unlikely, unless it determines in its sole discretion that repossession will not increase the Net Liquidation Proceeds by an amount greater than the expense of such repossession or that the proceeds ultimately recoverable with respect to such Receivable would be increased by forbearance. The Servicer shall follow such Customary Servicing Practices and procedures as it shall deem necessary or advisable, which may include reasonable efforts to realize upon any Dealer Recourse and selling the related Financed Vehicle at public or private sale. The foregoing shall be subject to the provision that, in any case in which the Financed Vehicle shall have suffered damage, the Servicer shall not be required to expend funds in connection with the repair or the repossession of such Financed Vehicle unless it shall determine in its discretion that such repair and/or repossession will increase the Net Liquidation Proceeds.

SECTION 4.04 <u>Maintenance of Security Interests in Financed Vehicles</u>. The Servicer shall, in accordance with its Customary Servicing Practices, take such steps as are necessary to maintain perfection of the security interest created by each Receivable in the related Financed Vehicle. The Servicer is hereby authorized to take such steps as are necessary to re-perfect such security interest on behalf of the Issuer and the Indenture Trustee in the event of the relocation of a Financed Vehicle or for any other reason. If the assignment of a Receivable to the Issuer is insufficient, without a notation on the related Financed Vehicle's Certificate of Title, to grant to the Issuer a first priority perfected security interest in the related Financed Vehicle, the Servicer hereby agrees to serve as the agent of the Issuer for the purpose of perfecting the security interest of the Issuer in such Financed Vehicle and agrees that the Servicer's listing as the secured party on the Certificate of Title is in this capacity as agent of the Issuer. The provisions set forth in this <u>Section 4.04</u> are the sole requirements under the Basic Documents with respect to the maintenance of collateral or security on the Receivables. It is understood that the Financed Vehicles are the collateral and security for the Receivables, but that the Certificate of Title with respect to a Financed Vehicle does not constitute collateral and merely evidences such security interest.

SECTION 4.05 <u>Covenants of Servicer</u>. Unless required by law or court order, the Servicer shall not release the Financed Vehicle securing any Receivable from the security interest granted by such Receivable in whole or in part except (i) in the event of payment in full by or on behalf of the Obligor thereunder or payment in full less a deficiency which the Servicer would not attempt to collect in accordance with its Customary Servicing Practices, (ii) in connection with repossession or (iii) except as may be required by an insurer in order to receive proceeds from any insurance policy covering such Financed Vehicle.

SECTION 4.06 <u>Purchase of Receivables upon Breach</u>. The Servicer or the Issuer shall inform the other party and the Indenture Trustee promptly, in writing, upon the discovery of any breach by the Servicer of its obligations under <u>Section 4.02, 4.04 or 4.05</u> that would materially and adversely affect any Receivable. If the breach materially and adversely affects the interests

of the Securityholders in such Receivable, then the Servicer shall either (a) correct or cure such breach or (b) repurchase such Receivable from the Issuer, in either case on or before the Distribution Date following the end of the Collection Period which includes the 60th day (or, if the Servicer elects, an earlier date) after the date that the Servicer became aware or was notified of such breach. Any such breach or failure will be deemed not to have a material and adverse effect if such breach or failure does not affect the ability of the Issuer to receive and retain timely payment in full on such Receivable. In consideration of such Receivable, the Servicer shall remit the Repurchase Payment in the manner specified in Section 5.05. Upon payment of such Repurchase Payment by the Servicer, the Issuer and the Indenture Trustee shall release and shall execute and deliver such instruments of release, transfer or assignment, in each case without recourse or representation, as shall be reasonably requested of it to vest in the Servicer or its designee any Receivable and any related Purchased Assets repurchased pursuant hereto. Neither the Owner Trustee nor the Indenture Trustee will have any duty to conduct an affirmative investigation as to the occurrence of any condition requiring the repurchase of any Receivable pursuant to this Section 4.06. The sole remedy of the Indenture Trustee, the Owner Trustee, the Issuer, the Securityholders [or the [Swap Counterparty][Cap Provider]] against the Servicer with respect to a breach by the Servicer of its obligations under Sections 4.02, 4.04 or 4.05 shall be to require the Servicer to purchase Receivables pursuant to this Section 4.06.

SECTION 4.07 Servicing Fee and Expenses. As compensation for the performance of its obligations hereunder, the Servicer shall be entitled to receive on each Distribution Date the Base Servicing Fee and shall be entitled to retain all Supplemental Servicing Fees. The Servicer will also be entitled to receive investment earnings (net of investment losses and expenses) on funds on deposit in the Collection Account and the Reserve Account during each Collection Period. Except to the extent otherwise provided herein, the Servicer shall be required to pay all expenses incurred by it in connection with its activities under this Agreement (including fees and disbursements of independent accountants, taxes imposed on the Servicer, expenses incurred in connection with distributions and reports to Securityholders and all other fees and expenses not expressly stated under this Agreement to be for the account of the Securityholders).

SECTION 4.08 Servicer's Certificate. On or before each Determination Date, the Servicer shall deliver to the Owner Trustee, each Paying Agent, the Indenture Trustee [and the [Swap Counterparty][Cap Provider]], with a copy to each Rating Agency, a Servicer's Certificate containing all information necessary to make the distributions pursuant to Sections 5.06, 5.07 and 5.08 of this Agreement and Section 5.04(d) of the Indenture for the Collection Period preceding the date of such Servicer's Certificate, all information necessary for the Owner Trustee to send statements to the Certificateholders and the Indenture Trustee to send statements to the Noteholders pursuant to the Trust Agreement or Indenture, as the case may be. Each of the Owner Trustee and the Indenture Trustee may conclusively rely on the information in any Servicer's Certificate and shall have no duty to confirm or verify the contents thereof. At the sole option of the Servicer, each Servicer Certificate may be delivered in electronic or hard copy form.

SECTION 4.09 Communication among Noteholders. A Noteholder (if the Notes are represented by Definitive Notes) or a Note Owner (if the Notes are represented by Book-Entry Notes) may send a request to the Seller at any time notifying the Seller that such Noteholder or Note Owner, as applicable, would like to communicate with other Noteholders or Note Owners,

as applicable, with respect to an exercise of their rights under the terms of the Basic Documents. If the requesting party is not a Noteholder as reflected on the Note Register, the Seller may require that the requesting party provide Verification Documents. Each request must include (i) the name of the requesting Noteholder or Note Owner, and (ii) a description of the method by which other Noteholders or Note Owners, as applicable, may contact the requesting Noteholder or Note Owner. A Noteholder or Note Owner, as applicable, that delivers a request under this Section 4.09 will be deemed to have certified to the Issuer and the Servicer that its request to communicate with other Noteholders or Note Owners, as applicable, relates solely to a possible exercise of rights under this Indenture or the other Basic Documents, and will not be used for other purposes. So long as the Seller is filing the Servicer's Certificates as monthly distribution reports on Form 10-D under the Exchange Act with respect to the Issuer, the Seller shall include in each such Form 10-D any request that complies with the requirements of this Section 4.09 received during the related Collection Period from a Noteholder or Note Owner to communicate with other Noteholders or Note Owners, as applicable, related to the Noteholders or Note Owners exercising their rights under the terms of the Basic Documents. The disclosure in such Form 10-D regarding the request to communicate shall include (w) the name of the investor making the request, (x) the date the request was received, (y) a statement to the effect that the Issuer has received a request from such Noteholder or Note Owner, as applicable, stating that such Noteholder or Note Owner, as applicable, is interested in communicating with other Noteholders or Note Owners, as applicable, with regard to the possible exercise of rights under the Basic Documents, and (z) a description of the method other Noteholders or Note Owners, as applicable, may use to contact the requesting Noteholder or Note Owner.

SECTION 4.10 Annual Statement as to Compliance; Notice of Default.

(a) The Servicer shall deliver to the Owner Trustee, the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] and each Rating Agency, within 90 days after the end of each fiscal year of the Servicer, beginning [_____], an Officer's Certificate with respect to the prior fiscal year of the Servicer ended such calendar year (or with respect to the initial Officer's Certificate, the period from the date of the initial issuance of the Notes to [_____]), providing the information required under Item 1123 of Regulation AB.

(b) The Servicer shall deliver to the Issuer, the Owner Trustee, the Indenture Trustee[, the [Swap Counterparty][Cap Provider]] and each Rating Agency, promptly after having obtained knowledge thereof, written notice (in the form of an Officer's Certificate) of any event that with the giving of notice or lapse of time, or both, would become a Servicer Default under Section 8.01. Except to the extent set forth in this Section 4.10(b) of this Agreement and Section 5.01 of the Indenture, the Basic Documents do not require any policies or procedures to monitor any performance or other triggers and Events of Default.

(c) The Servicer will deliver to the Issuer, within 90 days after the end of each fiscal year of the Servicer, beginning [_____], a report regarding the Servicer's assessment of compliance with the Servicing Criteria during the immediately preceding calendar year, including disclosure of any material instance of non-compliance identified

by the Servicer, as required under paragraph (b) of Rule 13a-18 and Rule 15d-18 of the Exchange Act and Item 1122 of Regulation AB.

SECTION 4.11 Annual Registered Public Accounting Firm Attestation. On or before the 90th day following the end of each fiscal year, beginning with the fiscal year ending [_____], the Servicer shall cause a firm of independent registered public accountants (who may also render other services to the Servicer, the Seller or their respective Affiliates) to furnish to the Issuer, with a copy to the Indenture Trustee, the Servicer and the Seller, each attestation report on assessments of compliance with the Servicing Criteria with respect to the Servicer or any Affiliate thereof during the related fiscal year delivered by such accountants pursuant to paragraph (c) of Rule 13a-18 or Rule 15d-18 of the Exchange Act and Item 1122 of Regulation AB. The certification required by this paragraph may be replaced by any similar certification using other procedures or attestation standards which are now or in the future in use by servicers of comparable assets, or which otherwise comply with any rule, regulation, "no action" letter or similar guidance promulgated by the Commission.

The Servicer, however, shall not be obligated to add as an addressee or reliance party with respect to any report described above any Person who does not comply with or agree to the required procedures of such firm of independent certified public accountants, including but not limited to execution of engagement letters or access letters regarding such reports.

SECTION 4.12 Appointment of Subservicer. So long as NMAC acts as the Servicer, the Servicer may at any time without notice or consent delegate (a) any or all of its duties under this Agreement to any of its Affiliates or (b) specific duties as servicer under this Agreement through subcontractors; provided, however, that no such delegation or subcontracting shall relieve the Servicer of its responsibilities with respect to such duties as to which the Servicer shall remain primarily responsible with respect thereto. For any servicing activities delegated to third parties in accordance with this Section 4.12, the Servicer shall follow such policies and procedures to monitor the performance of such third parties and compliance with such servicing activities as the Servicer follows with respect to comparable motor vehicle receivables serviced by the Servicer for its own account.

SECTION 4.13 Fidelity Bond. The Servicer shall not be required to maintain a fidelity bond or error and omissions policy.

SECTION 4.14 Administrator Compensation. The Servicer shall pay the Administrative Agent compensation pursuant to Section 3 of the Administration Agreement.

ARTICLE V.

Distributions; Accounts;
Statements to the Certificateholders and the Noteholders

SECTION 5.01 Establishment of Accounts.

(a)   The Servicer shall cause to be established the following accounts:

(i)   For the benefit of the Securityholders [and the [Swap Counterparty][Cap Provider]] in the name of the Indenture Trustee, an account (the "Collection Account"), which shall be an Eligible Account initially established with the Indenture Trustee. No checks shall be issued, printed or honored with respect to the Collection Account.

(ii)   For the benefit of the Securityholders [and the Swap Counterparty] in the name of the Indenture Trustee, an account (the "Reserve Account"), which shall be an Eligible Account initially established with the Indenture Trustee. No checks shall be issued, printed or honored with respect to the Reserve Account.

(b)   All amounts held in the Collection Account and the Reserve Account (collectively, the "Accounts") shall, to the extent permitted by applicable laws, rules and regulations and as directed by the Servicer, be invested by the Indenture Trustee in Eligible Investments in accordance with Section 8.03 of the Indenture. All such Eligible Investments shall mature not later than the Business Day preceding the next Distribution Date, in such manner that such amounts invested shall be available to make the required distributions on the Distribution Date. The Servicer will not direct the Indenture Trustee, and the Issuer shall cause the Servicer not to make any investment of any funds or to sell any investment held in the Collection Account unless the security interest granted and perfected in such account will continue to be perfected in such investment or the proceeds of such sale, in either case without any further action by any Person, and, in connection with any direction to the Indenture Trustee to make any such investment or sale, if requested by the Indenture Trustee, the Servicer shall deliver to the Indenture Trustee an Opinion of Counsel, acceptable to the Indenture Trustee, to such effect.

(c)   If either (i) the Servicer, in its sole discretion and for any reason, notifies the Indenture Trustee and the Owner Trustee in writing that the Accounts should be moved or (ii) the Indenture Trustee or the Owner Trustee, as applicable, notifies the Servicer that the short-term unsecured debt obligations of the Indenture Trustee or the Owner Trustee, as applicable, no longer have the Required Deposit Rating, then, in each case, the Servicer shall, within ten Business Days after receipt of the notice described in clause (i) or (ii), as applicable, cause the Accounts (x) to be moved to segregated trust accounts in a bank or trust company selected by the Servicer, the short-term unsecured debt obligations of which shall have the Required Deposit Rating, or (y) to be moved to the trust department of the Indenture Trustee or the Owner Trustee, as applicable. The Indenture Trustee or the Owner Trustee, as applicable, shall assist the Servicer with the moving of Accounts described in the preceding sentence.

(d)   Earnings on investment of funds in the Collection Account and the Reserve Account shall be paid to the Servicer as additional servicing compensation, and any losses and investment expenses shall be charged against the funds on deposit in the Collection Account or the Reserve Account, as applicable.

(e)   Except for the Collection Account and the Reserve Account, there are no accounts required to be maintained under the Basic Documents.

(f)   The Indenture Trustee shall transfer all amounts remaining on deposit in the Collection Account on the Distribution Date on which the Notes of all Classes have been paid in full [and after payment of any outstanding Net Swap payments to the Swap Counterparty under the Interest Rate Swap Agreement and after payment of any Swap Termination Payments, if any, to the Swap Counterparty under the Interest Rate Swap Agreement] (or when substantially all of the Collateral is otherwise released from the lien of the Indenture) to the Designated Account, and take all necessary or appropriate actions to transfer all of its right, title and interest in the Collection Account, all funds or investments held therein and all proceeds thereof, whether or not on behalf of the Securityholders [or the Swap Counterparty], to the Owner Trustee for the benefit of the Certificateholders, subject to the limitations set forth in the Indenture with respect to amounts held for payment to Noteholders that do not promptly deliver a Note for payment on such Distribution Date.   After the transfer to the Designated Account described in the immediately preceding sentence, references in this Agreement to "Collection Account" shall be deemed to be references to the "Designated Account."

(g)   With respect to the Accounts and all property held therein, the Owner Trustee agrees, by its acceptance hereof that, on the terms and conditions set forth in the Indenture, for so long as Notes of any Class remain outstanding [and payments are owing to the Swap Counterparty under the Interest Rate Swap Agreement,], the Indenture Trustee shall possess all right, title and interest therein (excluding interest or investment income thereon payable to the Servicer or the Seller, as the case may be), and the Accounts shall be under the sole dominion and control of the Indenture Trustee for the benefit of the Noteholders, the Certificateholders [and the Swap Counterparty], as the case may be, as set forth in the Indenture. The parties hereto agree that the Servicer shall have the power, revocable by the Indenture Trustee or by the Owner Trustee with the consent of the Indenture Trustee, to instruct the Indenture Trustee to make withdrawals and payments from the Collection Account for the purpose of permitting the Servicer, Indenture Trustee or the Owner Trustee to carry out its respective duties hereunder or under the Indenture or the Trust Agreement, as the case may be.

Notwithstanding the foregoing, the Servicer shall be entitled to withhold, or to be reimbursed from amounts otherwise payable into or on deposit in the Collection Account, as the case may be, amounts previously deposited in the Collection Account but later determined to have resulted from mistaken deposits or posting.

(h)   With respect to the Account Property, the parties hereto agree that:

(i)   any Account Property that consists of uninvested funds shall be held solely in Eligible Accounts and, except as otherwise provided herein, each such Eligible Account shall be subject to the exclusive custody and control of the Indenture Trustee, and, except as otherwise provided in the Basic Documents, the Indenture Trustee or its designee shall have sole signature authority with respect thereto;

(ii)   any Account Property that constitutes Physical Property shall be delivered to the Indenture Trustee or its designee, in accordance with paragraph (a) of the definition of

"Delivery" and shall be held, pending maturity or disposition, solely by the Indenture Trustee or any such designee;

(iii)   any Account Property that is an "uncertificated security" under Article 8 of the UCC and that is not governed by clause (iv) below shall be delivered to the Indenture Trustee or its designee in accordance with paragraph (c) of the definition of "Delivery" and shall be maintained by the Indenture Trustee or such designee, pending maturity or disposition, through continued registration of the Indenture Trustee's (or its designee's) ownership of such security on the books of the issuer thereof; and

(iv)   any Account Property that is an uncertificated security that is a "book-entry security" (as such term is defined in Federal Reserve Bank Operating Circular No. 7) held in a securities account at a Federal Reserve Bank and eligible for transfer through the Fedwire® Securities Service operated by the Federal Reserve System pursuant to Federal book-entry regulations shall be delivered in accordance with paragraph (b) of the definition of "Delivery" and shall be maintained by the Indenture Trustee or its designee or a securities intermediary (as such term is defined in Section 8-102(a)(14) of the UCC) acting solely for the Indenture Trustee or such designee, pending maturity or disposition, through continued book-entry registration of such Account Property as described in such paragraph.

SECTION 5.02 Collections.

(a)   Except as otherwise provided in this Agreement, the Servicer shall remit to the Collection Account all Collections (other than payments on Repurchased Receivables) not later than the second Business Day after identification thereof; *provided*, *however*, that if the Monthly Remittance Condition is satisfied, then the Servicer shall not be required to deposit into the Collection Account an amount equal to the Collections received during the related Collection Period until the Business Day before each Distribution Date. The "Monthly Remittance Condition" shall be deemed to be satisfied if (i) NMAC is the Servicer and (ii) NMAC's short-term unsecured debt obligations are rated at least ["Prime-1"] by [Moody's] and at least ["F1"] by [Fitch] (so long as [Moody's] and [Fitch] are Rating Agencies). Commencing with the first day of the first Collection Period that begins at least two Business Days after the day on which the Monthly Remittance Condition is not satisfied, all Collections then held by the Servicer shall be immediately deposited into the Collection Account and all future Collections on or in respect of the Receivables (other than payments on Repurchased Receivables) and all Net Liquidation Proceeds shall be remitted by the Servicer to the Collection Account not later than the second Business Day after identification thereof. Notwithstanding the foregoing, the Servicer may remit Collections to the Collection Account on any other alternate remittance schedule (but not later than the related Distribution Date) if the Rating Agency Condition is satisfied with respect to such alternate remittance schedule. Pending deposit into the Collection Account, Collections may be commingled and used by the Servicer at its own risk and are not required to be segregated from its own funds.

(b)   [The Indenture Trustee will promptly, on the date of receipt, deposit into the Collection Account all Net [Swap][Cap] Receipts received by it under the Interest Rate [Swap][Cap] Agreement in immediately available funds.]

SECTION 5.03 <u>Application of Collections</u>. All Collections for the related Collection Period with respect to each Receivable shall be posted to the Servicer's Obligor records in accordance with the Servicer's Customary Servicing Practices.

SECTION 5.04 [Reserved]

SECTION 5.05 <u>Additional Deposits</u>.

(a)   The following additional deposits shall be made to the Collection Account: (i) the Seller shall remit the aggregate Repurchase Payments with respect to Repurchased Receivables pursuant to <u>Section 3.02</u>; (ii) the Servicer shall remit (A) the aggregate Repurchase Payments with respect to Repurchased Receivables pursuant to <u>Section 4.06</u> and (B) the cash amount required upon any optional purchase of the Receivables by the Servicer, or any Successor Servicer, pursuant to <u>Section 9.01</u>; and (iii) the Indenture Trustee shall transfer [(A)] the amounts described in <u>Sections 5.06</u> and <u>5.07</u> from the Reserve Account to the Collection Account pursuant to <u>Section 5.07</u>[, and (B) the amounts on deposit in the [Swap][Cap] Termination Payment Account, if any, to the Collection Account].

(b)   All deposits required to be made pursuant to <u>Section 5.05(a)</u> by the Seller or the Servicer, as the case may be, may be made in the form of a single deposit and shall be made in immediately available funds, no later than 5:00 P.M., New York City time, on the Business Day immediately preceding the related Distribution Date. At the direction of the Servicer, the Relevant Trustee shall invest such amounts in Eligible Investments in accordance with <u>Section 5.01(b)</u>.

(c)   [The Servicer will promptly, on the date of receipt, deposit into the Collection Account any Net [Swap][Cap] Receipts received by the Servicer from the [Swap Counterparty][Cap Provider], if any.]

(d)   So long as NMAC is the Servicer, NMAC (as Servicer or in any other capacity) may make the remittances pursuant to <u>Sections 5.02</u>, <u>5.04</u> and <u>5.05(a)</u> above net of amounts to be distributed to the Servicer or its Affiliates pursuant to <u>Section 5.06</u> and may pay the Optional Purchase Price pursuant to <u>Section 9.01(a)</u> net of amounts to be distributed to the Servicer or its Affiliates. Accounts between the Servicer and such Affiliates will be adjusted accordingly. Nonetheless, the Servicer shall account for all of the above described remittances and distributions (except for the Supplemental Servicing Fee to the extent that the Servicer is entitled to retain such amounts) in the Servicer's Certificate as if the amounts were deposited and/or transferred separately.

SECTION 5.06 <u>Payments and Distributions</u>.

(a)   Prior to any acceleration of the Notes pursuant to <u>Section 5.02</u> of the Indenture, on each Distribution Date, the Relevant Trustee (based on information contained in, and as directed by, the Servicer's Certificate delivered on or before the related Determination Date) shall make the following deposits and distributions, to the extent of Available Amounts on deposit in the Collection Account for such Distribution Date and with respect to the related Collection Period, in the following order of priority:

(i) to the Servicer, the Base Servicing Fee and any unpaid Base Servicing Fees from one or more prior Collection Periods;

(ii) [to the Swap Counterparty, the Net Swap Payment, if any, for such Distribution Date, such amounts to be paid from any remaining Available Amounts;]

(iii) [on a pro rata basis, (A) to the Swap Counterparty, any Senior Swap Termination Payments for such Distribution Date, and (B)] on a pro rata basis (based on the amounts distributable pursuant to this clause to each Class of Noteholders), to the Class A-1 Noteholders, the Noteholders' Interest Distributable Amount for such Class, to the Class A-2[a] Noteholders, the Noteholders' Interest Distributable Amount for such Class, [to the Class A-2b Noteholders, the Noteholders' Interest Distributable Amount for such Class,] to the Class A-3 Noteholders, the Noteholders' Interest Distributable Amount for such Class, and to the Class A-4 Noteholders, the Noteholders' Interest Distributable Amount for such Class, such amounts to be paid from any remaining Available Amounts;

(iv) to the Class A-1 Noteholders until the principal amount of the Class A-1 Notes is reduced to zero, then to the Class A-2 Noteholders [(pro rata among the Class A-2a Noteholders and the Class A-2b Noteholders)], until the principal amount of the Class A-2 Notes is reduced to zero, then to the Class A-3 Noteholders, until the principal amount of the Class A-3 Notes is reduced to zero, and then to the Class A-4 Noteholders, until the principal amount of the Class A-4 Notes is reduced to zero, an amount equal to the Noteholders' Principal Distributable Amount for each such Class for such Distribution Date (after giving effect to any reduction in Noteholders' Principal Distributable Amount described in clause (v) above), such amounts to be paid from any remaining Available Amounts;

(v) to the Reserve Account, the amount, if any, necessary to cause the balance of funds therein to equal the Specified Reserve Account Balance with respect to such Distribution Date, such amounts to be paid from any remaining Available Amounts;

(vi) [to the Swap Counterparty, any Subordinated Swap Termination Payments for such Distribution Date, to the extent of Available Amounts;]

(vii) to the Indenture Trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Indenture, but only to the extent that such fees, expenses or indemnity payments have not been paid by the Administrator and have been outstanding for at least sixty (60) days, such amounts to be paid from any remaining Available Amounts;

(viii)   to the Owner Trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Trust Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the Administrator and have been outstanding for at least sixty (60) days, such amounts to be paid from any remaining Available Amounts;

(ix)   [to the Asset Representations Reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Asset Representations Review Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the Sponsor and have been outstanding for at least sixty (60) days, such amounts to be paid from any remaining Available Amounts]; and

(x)   any remaining Available Amounts to the Designated Account for distribution to the Certificateholders.

(b)   Notwithstanding any other provision of Section 5.06(a), following the occurrence and during the continuation of an Event of Default which has resulted in an acceleration of the Notes and unless and until such acceleration has been rescinded, on each Distribution Date, the Indenture Trustee shall apply all amounts on deposit in the Collection Account pursuant to Section 5.04(b) of the Indenture.

(c)   Notwithstanding the provisions of Section 5.06(b) of this Agreement and Section 5.04(b) of the Indenture, after the occurrence of an Event of Default that results in the acceleration of any Notes, on and after the date on which such acceleration has been rescinded, on each Distribution Date, the Relevant Trustee shall make payments and distributions from the Collection Account in accordance with Section 5.06(a).

SECTION 5.07 Reserve Account.

(a)   On each Distribution Date, the Relevant Trustee will deposit Available Amounts into the Reserve Account pursuant to Section 5.06(c) as provided in the Servicer's Certificate, until the amount on deposit therein equals the Specified Reserve Account Balance.

(b)   On each Distribution Date, to the extent that amounts on deposit in the Collection Account are insufficient to fully fund the payments and distributions described in clauses (i) through [(v)] of Section 5.06(a) of this Agreement or clauses (1) through [(6)] of Section 5.04(b) of the Indenture, the Relevant Trustee will withdraw amounts then on deposit in the Reserve Account, up to the amounts of any such deficiencies, and deposit such amounts into the Collection Account for application pursuant to such clauses.

(c)   On each Distribution Date, as provided in the Servicer's Certificate, the Relevant Trustee will release to the Certificateholders any amounts remaining on deposit in the Reserve Account in excess of the Specified Reserve Account Balance. Upon the payment in full of the Notes under the Indenture [and payment of any Net Swap Payments and Swap Termination Payments (if any) to the Swap Counterparty under an

Interest Rate Swap Agreement], as directed in writing by the Servicer, the Relevant Trustee will deposit into the Designated Account for distribution to the Certificateholders any amounts remaining on deposit in the Reserve Account and all rights to the Reserve Account and all other collateral registered or held therein shall vest in the Certificateholders. Upon any such distribution to the Certificateholders, the Issuer, the Owner Trustee, the Indenture Trustee, the Noteholders[, the [Swap Counterparty][Cap Provider]] and the Relevant Trustee will have no further rights in, or claims to, such amounts.

SECTION 5.08 <u>Statements to Certificateholders and Noteholders</u>.

(a)   On each Distribution Date, the Indenture Trustee shall include with each distribution to each Noteholder [and the Swap Counterparty] (or make available on its investor website) and the Owner Trustee shall include with each distribution to each Certificateholder a statement (which statement may be the Servicer's Certificate and which statement shall also be provided to the Servicer and the Servicer will thereafter deliver or otherwise make available a copy of such statement to each Rating Agency) based on information in the Servicer's Certificate furnished pursuant to <u>Section 4.08</u>, setting forth for the Collection Period relating to such Distribution Date the following information:

(i)   the amount of the payment allocable to the principal amount of each Class of Notes;

(ii)   the amount of the payment allocable to interest on or with respect to each Class of Notes;

(iii)   [the YSOC Amount;]

(iv)   the Pool Balance as of the close of business on the last day of the related Collection Period;

(v)   [the Adjusted Pool Balance as of the close of business on the last day of the related Collection Period;]

(vi)   the amount of the Base Servicing Fee paid to the Servicer with respect to the related Collection Period, the amount of any unpaid Base Servicing Fees and the change in such amount from that of the prior Distribution Date and the amount of the Supplemental Servicing Fee, if any, paid to the Servicer with respect to the related Collection Period;

(vii)   the Noteholders' Interest Carryover Shortfall and the Noteholders' Principal Carryover Shortfall, if any, with respect to each Class of Notes, and the change in such amounts from the preceding Distribution Date;

(viii)   the Outstanding Amount, the Note Factor and the Note Pool Factor with respect to each Class of Notes, and the Certificate Balance, the Certificate Factor and the Certificate Pool Factor with respect to the Certificates, in each case after giving effect to all payments in respect of principal on such Distribution Date;

(ix)   the balance of the Reserve Account on such Distribution Date, after giving effect to changes thereto on such Distribution Date and the amount of such changes;

(x)   the amount of defaults and net losses on the Receivables for the related Collection Period;

(xi)   the number of delinquencies on the Receivables as a percentage of the number of Receivables;

(xii)   the aggregate Principal Balance of 60-Day Delinquent Receivables for such Distribution Date;

(xiii)   the Delinquency Percentage;

(xiv)   the Delinquency Trigger for such Distribution Date;

(xv)   any material change in practices with respect to charge-offs, collection and management of delinquent Receivables, and the effect of any grace period, re-aging, re-structuring, partial payments or other practices on delinquency and loss experience;

(xvi)   any material modifications, extensions or waivers to Receivables terms, fees, penalties or payments during the Collection Period; [and]

(xvii)   any material breaches of representations, warranties or covenants with respect to the Receivables; [and]

(xviii) [the amount of the Net [Swap][Cap] Receipts, if any, [the Net Swap Payment, if any,] the Senior Swap Termination Payment, if any, the Subordinated Swap Termination Payment, if any, and the [Swap][Cap] Termination Payment, if any.]

(b)   Copies of such statements may be obtained by the Certificateholders or the Note Owners from the Owner Trustee or the Indenture Trustee, as the case may be, by a request in writing. The Owner Trustee or the Indenture Trustee, as the case may be, shall provide such copies promptly after such requests.

(c)   No disbursements shall be made directly by the Servicer to a Noteholder, and the Servicer shall not be required to maintain any investor record relating to the posting of disbursements or otherwise.

ARTICLE VI.

The Seller

SECTION 6.01 Representations of Seller.   The Seller makes the following representations on which the Issuer is deemed to have relied in acquiring the Receivables. The representations speak as of the Closing Date, and shall survive the sale of the Receivables to the Issuer and the pledge thereof to the Indenture Trustee pursuant to the Indenture.

(a)   <u>Organization and Good Standing</u>. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with corporate power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted, and had at all relevant times, and has, corporate power, authority and legal right to acquire and own the Receivables.

(b)   <u>Due Qualification</u>. The Seller is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business shall require such qualifications and where the failure to so qualify would have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

(c)   <u>Power and Authority</u>. The Seller has the corporate power and authority to execute and deliver this Agreement and to carry out its terms. The Seller has full power and authority to sell and assign the property to be sold and assigned to and deposited as part of the Owner Trust Estate, and has duly authorized such sale and assignment to the Issuer by all necessary corporate action; and the execution, delivery and performance of this Agreement has been duly authorized by the Seller by all necessary corporate action.

(d)   <u>Valid Sale; Binding Obligations</u>. This Agreement evidences a valid sale, transfer and assignment of the Receivables, enforceable against creditors of and purchasers from the Seller (other than a good faith purchaser for value in the ordinary course of business who takes actual possession of one or more Receivables); and this Agreement is a legal, valid and binding obligation of the Seller enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by general equitable principles, regardless of whether such enforceability shall be considered in a proceeding in equity or law.

(e)   <u>No Violation</u>. The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof do not conflict with, result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time) a default under, the certificate of incorporation or by-laws of the Seller, or any indenture, agreement or other instrument to which the Seller is a party or by which it shall be bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than the Basic Documents); nor violate any law or, to the best of the Seller's knowledge, any order, rule or regulation applicable to the Seller of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Seller or its properties; which breach, default, conflict, Lien or violation in any case would have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

(f)   <u>No Proceedings</u>. There are no proceedings or investigations pending, or, to the Seller's knowledge, threatened, before any court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Seller or its

properties: (i) asserting the invalidity of this Agreement, the Trust Agreement, the Indenture, [any Interest Rate [Swap][Cap] Agreement,] the Certificates or the Notes; (ii) seeking to prevent the issuance of the Certificates, [any Interest Rate [Swap][Cap] Agreement] or the Notes or the consummation of any of the transactions contemplated by this Agreement, the Trust Agreement, the Indenture, [any Interest Rate [Swap][Cap] Agreement,]; (iii) seeking any determination or ruling that would materially and adversely affect the performance by the Seller of its obligations under, or the validity or enforceability of, this Agreement, the Trust Agreement, the Indenture, [any Interest Rate [Swap][Cap] Agreement,] the Certificates or the Notes; or (iv) relating to the Seller and that would adversely affect the federal or any state income tax attributes of the Issuer, the Certificates or the Notes.

SECTION 6.02 Compliance with Organizational Documents. The Seller agrees with the Certificateholders, the Note Owners and each Rating Agency that the Seller shall at all times comply with its organizational documents including, without limitation, its certificate of incorporation, as amended.

SECTION 6.03 Liability of Seller; Indemnities. The Seller shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by the Seller under this Agreement. The Seller shall indemnify, defend and hold harmless the Trust, the Owner Trustee and the Indenture Trustee from and against any taxes that may at any time be asserted against any such Person with respect to, as of the date hereof, the sale of the Receivables to the Issuer or the issuance and original sale of the Notes and the Certificates, including any sales, gross receipts, general corporation, tangible personal property, privilege or license taxes and any and all other taxes levied or assessed upon the Issuer or upon all or any part of the Collateral (but, in the case of the Trust, not including any taxes asserted with respect to ownership of the Receivables or federal or other income taxes arising out of the transactions contemplated by this Agreement and the Basic Documents) and costs and expenses in defending against the same.

Indemnification under this Section 6.03 shall survive the termination of this Agreement and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Seller shall have made any indemnity payment to any Person entitled thereto pursuant to this Section 6.03 and such Person thereafter shall collect any of such amounts from others, such Person shall promptly repay such amounts to the Seller, without interest (except to the extent the recipient collects interest from others).

Promptly after receipt by a party indemnified under this Section 6.03 (for purposes of this paragraph, an "Indemnified Party") of notice of the commencement of any action, such Indemnified Party will, if a claim is to be made in respect thereof against the Seller under this Section 6.03, notify the Seller of the commencement thereof. If any such action is brought against any Indemnified Party under this Section 6.03 and it notifies the Seller of the commencement thereof, the Seller will assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party (who may, unless there is, as evidenced by an Opinion of Counsel to the Indemnified Party stating that there is, a conflict of interest, be counsel to the Seller), and the Seller will not be liable to such Indemnified Party under this Section 6.03 for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, other than reasonable costs of investigation. The obligations set forth in this

Section 6.03 shall survive the termination of this Agreement or the resignation or removal of the Owner Trustee or the Indenture Trustee and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Seller shall have made any indemnity payments pursuant to this Section 6.03 and the Person to or on behalf of whom such payments are made thereafter collects any of such amounts from others, such Person shall promptly repay such amounts to the Seller, without interest (except to the extent received by such Person).

The Seller's obligations under this Section 6.03 are obligations solely of the Seller and will not constitute a claim against the Seller to the extent that the Seller does not have funds sufficient to make payment of such obligations. In furtherance of and not in derogation of the foregoing, the Issuer, the Servicer, the Indenture Trustee and the Owner Trustee, by entering into or accepting this Agreement, acknowledge and agree that they have no right, title or interest in or to the Other Assets of the Seller. To the extent that, notwithstanding the agreements and provisions contained in the preceding sentence, the Issuer, the Servicer, the Indenture Trustee or the Owner Trustee either (i) asserts an interest or claim to, or benefit from, Other Assets, or (ii) is deemed to have any such interest, claim to, or benefit in or from Other Assets, whether by operation of law, legal process, pursuant to applicable provisions of insolvency laws or otherwise (including by virtue of Section 1111(b) of the Bankruptcy Code or any successor provision having similar effect under the Bankruptcy Code), then the Issuer, the Servicer, the Indenture Trustee or the Owner Trustee, as applicable, further acknowledges and agrees that any such interest, claim or benefit in or from Other Assets is and will be expressly subordinated to the indefeasible payment in full, which, under the terms of the relevant documents relating to the securitization or conveyance of such Other Assets, are entitled to be paid from, entitled to the benefits of, or otherwise secured by such Other Assets (whether or not any such entitlement or security interest is legally perfected or otherwise entitled to a priority of distributions or application under applicable law, including insolvency laws, and whether or not asserted against the Seller), including the payment of post-petition interest on such other obligations and liabilities. This subordination agreement will be deemed a subordination agreement within the meaning of Section 510(a) of the Bankruptcy Code. The Issuer, the Servicer, the Indenture Trustee and the Owner Trustee each further acknowledges and agrees that no adequate remedy at law exists for a breach of this Section 6.03 and the terms of this Section 6.03 may be enforced by an action for specific performance. The provisions of this Section 6.03 will be for the third party benefit of those entitled to rely thereon and will survive the termination of this Agreement.

SECTION 6.04 Merger or Consolidation of, or Assumption of the Obligations of, Seller. Subject to Section 6.02, any Person (i) into which the Seller may be merged or consolidated, (ii) resulting from any merger, conversion or consolidation to which the Seller shall be a party, (iii) succeeding to the business of the Seller or (iv) that is a corporation more than 50% of the voting stock of which is owned directly or indirectly by Nissan, which Person in any of the foregoing cases executes an agreement of assumption to perform every obligation of the Seller under this Agreement, will be the successor to the Seller under this Agreement without the execution or filing of any document or any further act on the part of any of the parties to this Agreement; provided, however, that (x) immediately after giving effect to such transaction, no representation or warranty made pursuant to Section 6.01 shall have been breached, (y) the Seller shall have delivered to the Owner Trustee and the Indenture Trustee an Officer's Certificate stating that such consolidation, merger or succession and such agreement or assumption comply with this Section 6.04 and that all conditions precedent, if any, provided for in this Agreement

relating to such transaction have been complied with and (z) the Seller shall have delivered to the Owner Trustee and the Indenture Trustee an Opinion of Counsel either (A) stating that, in the opinion of such counsel, based on customary qualifications and assumptions, all financing statements and continuation statements and amendments thereto have been executed and filed that are necessary fully to perfect the interest of the Issuer and the Indenture Trustee, respectively, in the Receivables, and reciting the details of such filings, or (B) stating that, in the opinion of such counsel, no such action shall be necessary to preserve and protect such interest. The Seller shall provide notice of any merger, consolidation or succession pursuant to this Section 6.04 to the Servicer and the Servicer shall provide notice thereof to each Rating Agency.

SECTION 6.05 Limitation on Liability of Seller and Others.

(a) Neither the Seller nor any of the directors, officers, employees or agents of the Seller shall be under any liability to the Trust, the Certificateholders or the Noteholders [or the [Swap Counterparty][Cap Provider]], except as provided under this Agreement, for any action taken or for refraining from the taking of any action pursuant to this Agreement or for errors in judgment; provided, however, that this provision shall not protect the Seller or any such person against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations and duties under this Agreement. The Seller and any director, officer, employee or agent of the Seller may rely in good faith on the advice of counsel or on any document of any kind, prima facie properly executed and submitted by any Person respecting any matters arising under this Agreement.

(b) The Seller shall not be under any obligation to appear in, prosecute or defend any legal action that shall not be incidental to its obligations under this Agreement, and that in its opinion may cause it to incur any expense or liability; provided, however, that the Servicer may undertake any reasonable action that it may deem necessary or desirable in respect of this Agreement and the rights and duties of the parties to this Agreement and the interests of the Certificateholders and the Noteholders under this Agreement. In such event, the legal expenses and costs of such action and any liability resulting therefrom shall be expenses, costs and liabilities of the Servicer, and the Servicer will not be entitled to be reimbursed therefor.

SECTION 6.06 Seller May Own Certificates or Notes. The Seller and any Affiliate of the Seller may in its individual or any other capacity become the owner or pledgee of Certificates or Notes with the same rights as it would have if it were not the Seller or an Affiliate thereof, except as otherwise provided in the Basic Documents. Certificates or Notes so owned by or pledged to the Seller or such controlling or commonly controlled Person shall have an equal and proportionate benefit under the provisions of this Agreement, without preference, priority or distinction as among all of the Certificates or the Notes, as the case may be, except as otherwise expressly provided in the Basic Documents.

SECTION 6.07 Sarbanes-Oxley Act Requirements. To the extent any documents are required to be filed or any certification is required to be made with respect to the Issuer or the Notes pursuant to the Sarbanes-Oxley Act, the Issuer hereby authorizes the Servicer and the

Seller, or either of them, to prepare, sign, certify and file any such documents or certifications on behalf of the Issuer.

ARTICLE VII.

The Servicer

SECTION 7.01 <u>Representations of Servicer</u>. The Servicer makes the following representations, which speak as of the Closing Date and shall survive the sale of the Receivables to the Issuer and the pledge thereof to the Indenture Trustee pursuant to the Indenture.

(a)   <u>Organization and Good Standing</u>. The Servicer is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, with corporate power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted, and had at all relevant times, and has, corporate power, authority and legal right to acquire, own, sell and service the Receivables and to hold the Receivable Files as custodian on behalf of the Issuer and the Indenture Trustee.

(b)   <u>Due Qualification</u>. The Servicer is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business relating to the servicing of the Receivables as required by this Agreement shall require such qualifications and where the failure to so qualify would have a material adverse effect on the ability of the Servicer to perform its obligations under this Agreement.

(c)   <u>Power and Authority</u>. The Servicer has the power and authority to execute and deliver this Agreement and to carry out its terms; and the execution, delivery and performance of this Agreement have been duly authorized by the Servicer by all necessary corporate action.

(d)   <u>Binding Obligation</u>. This Agreement constitutes a legal, valid and binding obligation of the Servicer enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by general equitable principles, regardless of whether such enforceability shall be considered in equity or law.

(e)   <u>No Violation</u>. The consummation of the transactions contemplated by this Agreement, and the fulfillment of the terms hereof, do not conflict with, result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time) a default under, the articles of incorporation or by-laws of the Servicer, or any indenture, agreement or other instrument to which the Servicer is a party or by which it shall be bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than the Basic Documents); nor violate any law or any order, rule or regulation applicable to the Servicer of any court or of any federal or state regulatory body,

administrative agency or other governmental instrumentality having jurisdiction over the Servicer or its properties; which breach, default, conflict, Lien or violation in any case would have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

(f)   No Proceedings. There are no proceedings or investigations pending, or, to the Servicer's knowledge, threatened, before any court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Servicer or its properties: (i) asserting the invalidity of this Agreement, the Trust Agreement, the Indenture, the Purchase Agreement, [the Interest Rate [Swap][Cap] Agreement(s),] the Certificates or the Notes; (ii) seeking to prevent the issuance of the Certificates or the Notes or the consummation of any of the transactions contemplated by this Agreement, the Trust Agreement, the Indenture[, the Interest Rate [Swap][Cap] Agreement(s),] or the Purchase Agreement; (iii) seeking any determination or ruling that would materially and adversely affect the performance by the Servicer of its obligations under, or the validity or enforceability of, this Agreement, the Trust Agreement, the Indenture, the Purchase Agreement, [the Interest Rate [Swap][Cap] Agreement(s),] the Certificates or the Notes; or (iv) relating to the Servicer and that would adversely affect the federal or any state income tax attributes of the Certificates or the Notes.

SECTION 7.02 Indemnities of Servicer. The Servicer shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by the Servicer under this Agreement:

(a)   The Servicer shall defend, indemnify and hold harmless the Owner Trustee, the Indenture Trustee, [and] the Trust, [the [Swap Counterparty][Cap Provider],] from and against any and all costs, expenses, losses, damages, claims and liabilities (collectively, "Damages") arising out of or resulting from the use, ownership or operation by the Servicer or any of its Affiliates (other than the Trust) of a Financed Vehicle.

(b)   The Servicer shall indemnify, defend and hold harmless the Owner Trustee, the Indenture Trustee, [the [Swap Counterparty][Cap Provider],] and the Issuer from and against any and all Damages to the extent that such Damage arose out of, or was imposed upon, the Owner Trustee, the Indenture Trustee, [the [Swap Counterparty][Cap Provider]] and the Trust, through the negligence, willful misfeasance or bad faith of the Servicer in the performance of its duties under this Agreement or by reason of reckless disregard of its obligations and duties under this Agreement.

Promptly after receipt by a party indemnified under this Section 7.02 (for purposes of this paragraph, an "Indemnified Party") of notice of the commencement of any action, such Indemnified Party will, if a claim in respect thereof is to be made against the Servicer under this Section 7.02, notify the Servicer of the commencement thereof. If any such action is brought against any Indemnified Party under this Section 7.02 and it notifies the Servicer of the commencement thereof, the Servicer will assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party (who may, unless there is, as evidenced by an Opinion of Counsel to the Indemnified Party stating that there is, a conflict of interest, be counsel to the Servicer), and the Servicer will not be liable to such Indemnified Party under this Section 7.02

for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, other than reasonable costs of investigation. The obligations set forth in this Section 7.02 shall survive the termination of this Agreement or the resignation or removal of the Servicer, the Owner Trustee or the Indenture Trustee and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Servicer shall have made any indemnity payments pursuant to this Section 7.02 and the Person to or on behalf of whom such payments are made thereafter collects any of such amounts from others, such Person shall promptly repay such amounts to the Servicer, without interest (except to the extent received by such Person).

Indemnification under this Section 7.02 by NMAC (or any successor thereto pursuant to Section 7.03) as Servicer, with respect to the period such Person was the Servicer, shall survive the termination of such Person as Servicer or a resignation by such Person as Servicer as well as the termination of this Agreement and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Servicer shall have made any indemnity payments pursuant to this Section 7.02 and the recipient thereafter collects any of such amounts from others, the recipient shall promptly repay such amounts to the Servicer, without interest (except to the extent the recipient collects interest from others).

SECTION 7.03 Merger or Consolidation of, or Assumption of the Obligations of, Servicer. Any Person (i) into which the Servicer may be merged or consolidated, (ii) resulting from any merger, conversion or consolidation to which the Servicer shall be a party, (iii) succeeding to the business of the Servicer, or (iv) so long as NMAC acts as Servicer, that is a corporation more than 50% of the voting stock of which is owned directly or indirectly by Nissan, which Person in any of the foregoing cases executes an agreement of assumption to perform every obligation of the Servicer under this Agreement, will be the successor to the Servicer under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties to this Agreement; provided, however, that (x) the Servicer shall have delivered to the Owner Trustee and the Indenture Trustee an Officer's Certificate stating that such consolidation, merger or succession and such agreement of assumption comply with this Section 7.03 and that all conditions precedent provided for in this Agreement relating to such transaction have been complied with and (y) the Servicer shall have delivered to the Owner Trustee and the Indenture Trustee an Opinion of Counsel either (A) stating that, in the opinion of such counsel, based on customary qualifications and assumptions, all financing statements and continuation statements and amendments thereto have been executed and filed that are necessary fully to preserve and protect the interest of the Issuer and the Indenture Trustee in the Receivables, and reciting the details of such filings, or (B) stating that, in the opinion of such counsel, no such action shall be necessary to perfect such interest. The Servicer shall provide notice of any merger, consolidation or succession pursuant to this Section 7.03 to each Rating Agency.

SECTION 7.04 Limitation on Liability of Servicer and Others.

(a)   Neither the Servicer nor any of the directors, officers, employees or agents of the Servicer shall be under any liability to the Trust, the Certificateholders or the Noteholders[or the [Swap Counterparty][Cap Provider]], or any other Person, except as expressly provided under this Agreement, for any action taken or for refraining from the taking of any action pursuant to this Agreement or for errors in judgment; provided,

however, that this provision shall not protect the Servicer or any such person against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations and duties under this Agreement. The Servicer and any director, officer, employee or agent of the Servicer may rely in good faith on the advice of counsel or on any document of any kind, prima facie properly executed and submitted by any Person respecting any matters arising under this Agreement.

(b)   Except as provided in this Agreement, the Servicer shall not be under any obligation to appear in, prosecute or defend any legal action that shall not be incidental to its duties to service the Receivables in accordance with this Agreement, and that in its opinion may cause it to incur any expense or liability; provided, however, that the Servicer may undertake any reasonable action that it may deem necessary or desirable in respect of the Basic Documents and the rights and duties of the parties to the Basic Documents and the interests of the Certificateholders under this Agreement and the Noteholders under the Indenture. In such event, the legal expenses and costs of such action and any liability resulting therefrom shall be expenses, costs and liabilities of the Servicer, and the Servicer will not be entitled to be reimbursed therefor.

SECTION 7.05 NMAC Not To Resign as Servicer. Subject to the provisions of Section 7.03, NMAC shall not resign from the obligations and duties hereby imposed on it as Servicer under this Agreement except upon determination that the performance of its duties under this Agreement shall no longer be permissible under applicable law. Notice of any such determination permitting the resignation of NMAC shall be communicated to the Owner Trustee and the Indenture Trustee at the earliest practicable time (and, if such communication is not in writing, shall be confirmed in writing at the earliest practicable time), and any such determination shall be evidenced by an Opinion of Counsel to such effect delivered to the Owner Trustee and the Indenture Trustee concurrently with or promptly after such notice. No such resignation shall become effective until the Indenture Trustee or a Successor Servicer shall (i) have taken the actions required by Section 8.01 of this Agreement to effect the termination of the responsibilities and rights of the predecessor Servicer under this Agreement, including the transfer to the Successor Servicer for administration by it of all cash amounts that shall at the time be held by the predecessor Servicer for deposit, or shall thereafter be received with respect to a Receivable and the delivery of the Receivable Files, and the related accounts and records maintained by the Servicer and (ii) have assumed the responsibilities and obligations of NMAC as Servicer under this Agreement in accordance with Section 8.02 of this Agreement.

ARTICLE VIII.

Default

SECTION 8.01 Servicer Default. If any one of the following events (a "Servicer Default") shall occur and be continuing:

(a)   any failure by the Servicer to deliver or cause to be delivered to the Relevant Trustee for deposit in any of the Accounts any required payment or to direct the Relevant Trustee to make any required distributions therefrom, which failure continues

unremedied for a period of ten Business Days after (i) receipt by the Servicer of written notice of such failure given by the Indenture Trustee or Holders of Notes evidencing not less than a majority of the Outstanding Amount or, if no Notes are Outstanding, Holders of Certificates evidencing not less than a majority of the Certificate Balance or (ii) discovery of such failure by an Authorized Officer of the Servicer;

(b)   any failure by the Servicer to duly observe or perform in any material respect any other covenants or agreements of the Servicer set forth in this Agreement (including its obligation to purchase Receivables pursuant to Section 4.06), which failure shall materially and adversely affect the rights of the Certificateholders or the Noteholders and shall continue unremedied for a period of 90 days after receipt by the Servicer of written notice of such failure given by the Indenture Trustee or Holders of Notes evidencing not less than a majority of the Outstanding Amount or, if no Notes are Outstanding, Holders of Certificates evidencing not less than a majority of the Certificate Balance; *provided, however,* that a failure under this clause (b) that continues unremedied for a period of 150 days or less will not constitute a Servicer Default if such failure was caused by force majeure or other similar occurrence; or

(c)   the occurrence of an Insolvency Event with respect to the Servicer;

then, and in each and every case, so long as the Servicer Default shall not have been remedied, either the Indenture Trustee or the Holders of Notes evidencing a majority of the Outstanding Amount of the Notes, acting together as a single Class or, if no Notes are Outstanding, Holders of Certificates evidencing not less than a majority of the Certificate Balance, by notice then given in writing to the Servicer (and to the Indenture Trustee and the Owner Trustee if given by the Noteholders) and the Administrator (and the Administrator will provide notice thereof to each Rating Agency pursuant to Section 1(d) of the Administration Agreement) may terminate all of the rights and obligations (other than the obligations set forth in Section 7.02 hereof) of the Servicer under this Agreement. On or after the receipt by the Servicer of such written notice, all authority and power of the Servicer under this Agreement, whether with respect to the Notes, the Certificates or the Receivables or otherwise, shall, without further action, pass to and be vested in the Indenture Trustee or such Successor Servicer as may be appointed under Section 8.02; and, without limitation, the Indenture Trustee and the Owner Trustee are hereby authorized and empowered to execute and deliver, for the benefit of the predecessor Servicer, as attorney-in-fact or otherwise, any and all documents and other instruments, and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement of the Receivables and related documents, or otherwise. The predecessor Servicer shall cooperate with the Successor Servicer and the Owner Trustee in effecting the termination of the responsibilities and rights of the predecessor Servicer under this Agreement, including, without limitation, the transfer to the Successor Servicer for administration by it of all cash amounts that shall at the time be held by the predecessor Servicer for deposit, or have been deposited by the predecessor Servicer, in the Accounts or thereafter received with respect to the Receivables that shall at that time be held by the predecessor Servicer and the delivery of the Receivable Files and the related accounts and records maintained by the predecessor Servicer. All reasonable costs and expenses (including attorneys' fees) incurred in connection with transferring the Receivable Files to the Successor Servicer and amending this Agreement to reflect such succession as Servicer pursuant to this Section 8.01

shall be paid by the predecessor Servicer upon presentation of reasonable documentation of such costs and expenses. Notwithstanding the foregoing, in the event the predecessor Servicer is the Indenture Trustee, the original Servicer hereunder shall reimburse the Indenture Trustee for all reasonable costs and expenses as described in the immediately preceding sentence.

SECTION 8.02 Appointment of Successor.

(a)	Upon the Servicer's receipt of notice of termination pursuant to Section 8.01 or the Servicer's resignation in accordance with the terms of this Agreement, the predecessor Servicer shall continue to perform its functions as Servicer under this Agreement, in the case of termination, only until the date specified in such termination notice or, if no such date is specified in a notice of termination, until receipt of such notice and, in the case of resignation, until the earlier of (i) the date 45 days from the delivery to the Owner Trustee and the Indenture Trustee of written notice of such resignation (or written confirmation of such notice) in accordance with the terms of this Agreement and (ii) the date upon which the predecessor Servicer shall become unable to act as Servicer, as specified in the notice of resignation and accompanying Opinion of Counsel. In the event of the Servicer's resignation or termination hereunder, the Indenture Trustee (or, if no Notes are Outstanding, the Issuer acting upon the direction of Holders of Certificates evidencing not less than a majority of the Certificate Balance) shall appoint a Successor Servicer, and the Successor Servicer shall accept its appointment (including its appointment as Administrator under the Administration Agreement as set forth in Section 8.02(b)) by a written assumption in form acceptable to the Owner Trustee and the Indenture Trustee and shall provide in writing the information reasonably required by the Seller to comply with its reporting obligations under the Exchange Act with respect to a replacement servicer. If a Successor Servicer has not been appointed at the time when the predecessor Servicer has ceased to act as Servicer in accordance with this Section 8.02, the Indenture Trustee without further action shall automatically be appointed the Successor Servicer and the Indenture Trustee shall be entitled to the Base Servicing Fee. Notwithstanding the above, the Indenture Trustee (or, if no Notes are Outstanding, the Issuer acting upon the direction of Holders of Certificates evidencing not less than a majority of the Certificate Balance) shall, if it is unwilling or legally unable so to act, appoint or petition a court of competent jurisdiction to appoint, and the predecessor Servicer, if no successor Servicer has been appointed at the time the predecessor Servicer has ceased to act, may petition a court of competent jurisdiction to appoint any established institution having a net worth of not less than $100,000,000 and whose regular business shall include the servicing of automobile and/or light-duty truck receivables, as the successor to the Servicer under this Agreement.

(b)	Upon appointment, the Successor Servicer (including the Indenture Trustee acting as Successor Servicer) shall (i) be the successor in all respects to the predecessor Servicer and shall be subject to all the responsibilities, duties and liabilities arising thereafter relating thereto placed on the predecessor Servicer and shall be entitled, subject to the arrangements referred to in paragraph (c) below, to the servicing fee and all the rights granted to the predecessor Servicer by the terms and provisions of this Agreement and (ii) become the Administrator under the Administration Agreement in accordance with Section 8 of such Agreement.

(c) In connection with such appointment, the Issuer may make such arrangements for the compensation of such Successor Servicer out of payments on Receivables as it and such Successor Servicer shall agree; provided, however, that no such compensation shall be in excess of that permitted the predecessor Servicer under this Agreement. The Issuer, the Indenture Trustee and such Successor Servicer shall take such action, consistent with this Agreement, as shall be necessary to effectuate any such succession.

SECTION 8.03 Notification . Upon any termination of, or appointment of a successor to, the Servicer pursuant to this Article VIII, the Owner Trustee shall give prompt written notice thereof to the Certificateholders and the Indenture Trustee shall give prompt written notice thereof to the Noteholders and the Asset Representations Reviewer and the Administrator (and the Administrator will provide notice thereof to each Rating Agency pursuant to Section 1(d) of the Administration Agreement).

SECTION 8.04 Waiver of Past Defaults. The Holders of Notes evidencing a majority of the Outstanding Amount of the Notes, or, in the case of any Servicer Default which does not adversely affect the Indenture Trustee or the Noteholders, the Holders of Certificates evidencing a majority of the Certificate Balance, may, on behalf of all the Noteholders and the Certificateholders, waive in writing any default by the Servicer in the performance of its obligations hereunder and its consequences, except a default in making any required deposits to or payments from the Collection Account in accordance with this Agreement. Upon any such waiver of a past default, such default shall cease to exist, and any Servicer Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereto.

ARTICLE IX.

Termination; Release of Receivables

SECTION 9.01 Optional Purchase of All Receivables.

(a) On each Distribution Date following the last day of a Collection Period as of which the Pool Balance shall be less than or equal to the Optional Purchase Percentage multiplied by the Original Pool Balance, NMAC, as Servicer, shall have the option to purchase, or cause to be purchased (the "Optional Purchase"), the Collateral (other than the Reserve Account) for an amount equal to the Optional Purchase Price. To exercise such option, NMAC, as Servicer, shall notify the Owner Trustee and the Indenture Trustee of its intention to do so in writing, no later than the first Business Day of the month in which such purchase is to be effected and shall, on or before the Distribution Date on which such purchase is to occur (such Distribution Date, the "Redemption Date"), deposit pursuant to Section 5.05 in the Collection Account an amount equal to the Optional Purchase Price (subject to Section 5.05), and shall succeed to all interests in and to the Collateral (other than the Reserve Account). Amounts so deposited will be paid and distributed as set forth in Section 5.06 of this Agreement.

(b)   Notice of any such purchase of the Owner Trust Estate shall be given by the Owner Trustee and the Indenture Trustee to each Securityholder [and the [Swap Counterparty][Cap Provider]] as soon as practicable after their receipt of notice thereof from the Servicer. The Servicer shall also deliver a copy of such notice to each Rating Agency.

(c)   Following the satisfaction and discharge of the Indenture and the payment in full of the principal of and interest on the Notes [and [all Net Swap Payments, if any,] and any Swap Termination Payments, if any due to the Swap Counterparty], the Certificateholders will succeed to the rights of the Noteholders hereunder other than under Section 5.06 and the Owner Trustee will succeed to the rights of the Indenture Trustee provided for in this Agreement.

SECTION 9.02 Release of Receivables.

(a)   Upon repurchase of any Receivable by the Seller pursuant to Section 3.02 or by the Servicer pursuant to Section 4.06 or Section 9.01, the Issuer and the Indenture Trustee on behalf of the Noteholders, shall, without further action, be deemed to transfer, assign, set-over and otherwise convey to the Seller or the Servicer, as the case may be, all right, title and interest of the Issuer in, to and under such repurchased Receivable, all monies due or to become due with respect thereto and all proceeds thereof and the other property conveyed to the Issuer hereunder pursuant to Section 2.01 with respect to such Receivable, and all security and any records relating thereto, such assignment being an assignment outright and not for security; and the Seller or the Servicer, as applicable, shall thereupon own each such Receivable, and all such related security and records, free of any further obligation to the Issuer, the Owner Trustee, the Certificateholders, the Indenture Trustee or the Noteholders with respect thereto.

(b)   The Issuer and Indenture Trustee shall execute such documents and instruments of transfer and assignment and take such other actions as shall be reasonably requested by the Seller or the Servicer, as the case may be, to effect the conveyance of such Receivable pursuant to Sections 3.02, 4.06 and 9.02.

SECTION 9.03 Termination.

(a)   The respective obligations of the Seller, the Servicer, NMAC (so long as NMAC has rights or obligations hereunder), the Owner Trustee, and the Indenture Trustee, as the case may be, pursuant to this Agreement shall terminate upon the earliest of (i) the maturity or other liquidation of the last Receivable and the final disposition of all amounts received upon liquidation of any remaining Receivables, or (ii) the election by the Servicer to purchase the Owner Trust Estate as described in Section 9.01 and the payment or distribution to Securityholders of all amounts required to be paid to them under the Indenture or the Trust Agreement, as the case may be.

(b)   Notice of any such termination under this Section 9.03 shall be given by the Indenture Trustee or the Owner Trustee to each Securityholder of record [and to the

[Swap Counterparty][Cap Provider]] as specified in the Indenture or the Trust Agreement, as appropriate.

SECTION 9.04 Rights of the Certificateholders. Notwithstanding anything contained herein or in any Basic Document to the contrary, after the Notes are no longer Outstanding following payment in full of the principal and interest on the Notes and the satisfaction and discharge of the Indenture, (i) the Certificateholders will succeed to the rights of the Noteholders under this Agreement and (ii) the Owner Trustee will succeed to the rights of, but not, without its express consent, the obligations of the Indenture Trustee pursuant to this Agreement; provided, however, the Certificateholders shall not be entitled to any payments pursuant to Section 5.06 other than pursuant to Section 5.06(a)(viii) of this Agreement and 5.04(b)(6) of the Indenture.

ARTICLE X.

Miscellaneous

SECTION 10.01 Amendment.

(a) Any term or provision of this Agreement may be amended by the Seller and the Servicer, without the consent of the Indenture Trustee, any Noteholder, the Issuer, the Owner Trustee or any other Person subject to the satisfaction of one of the following conditions:

(i) the Seller or the Servicer delivers an Officer's Certificate or Opinion of Counsel to the Indenture Trustee to the effect that such amendment will not materially and adversely affect the interests of the Noteholders; or

(ii) the Rating Agency Condition is satisfied with respect to such amendment;

provided, that no amendment pursuant to this Section 10 shall be effective which affects the rights, protections or duties of the Indenture Trustee, the Owner Trustee [or the Asset Representations Reviewer] without the prior written consent of such Person, (which consent shall not be unreasonably withheld or delayed); provided, further, that in the event that any Certificates are held by anyone other than the Administrator or any of its Affiliates, this Agreement may only be amended by the Seller and the Servicer if, in addition, (i) the Holders of the Certificates evidencing a majority of the Certificate Balance of the Certificates consent to such amendment or (ii) such amendment shall not, as evidenced by an Officer's Certificate of the Administrator or an Opinion of Counsel delivered to the Owner Trustee, materially and adversely affect the interests of the Certificateholders.

(b) This Agreement may also be amended by the Seller and the Servicer for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Noteholders or the Certificateholders with the consent of:

(i) the Holders of Notes evidencing not less than a majority of the Outstanding Amount of the Notes; and

(ii)   the Holders of the Certificates evidencing a majority of the Certificate Balance.

It will not be necessary for the consent of Noteholders or Certificateholders to approve the particular form of any proposed amendment or consent, but it will be sufficient if such consent approves the substance thereof.

(c)   Promptly after the execution of any such amendment or consent, the Servicer shall furnish written notification of the substance of such amendment or consent to each Rating Agency.

(d)   Prior to the execution of any amendment to this Agreement, the Owner Trustee and the Indenture Trustee shall be entitled to receive and rely upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The Owner Trustee and the Indenture Trustee may, but shall not be obligated to, enter into any such amendment which adversely affects the Owner Trustee's or the Indenture Trustee's, as applicable, own rights, duties or immunities under this Agreement.

(e)   [The Indenture Trustee shall notify the [Swap Counterparty][Cap Provider] of any proposed amendment or supplement to this Agreement. If such proposed amendment or supplement would materially and adversely affect any of the [Swap Counterparty's][Cap Provider's] rights or obligations under an Interest Rate [Swap][Cap] Agreement, the Indenture Trustee shall obtain the consent of the [Swap Counterparty][Cap Provider] prior to the adoption of such amendment or supplement; provided, that the [Swap Counterparty's][Cap Provider's] consent to any such amendment or supplement shall not be unreasonably withheld, and provided, further, that the [Swap Counterparty's][Cap Provider's] consent will be deemed to have been given if the [Swap Counterparty][Cap Provider] does not object in writing within 10 days of receipt of a written request for such consent.]

SECTION 10.02 Protection of Title to Trust.

(a)   The Seller shall authorize and file such financing statements and cause to be executed and filed such continuation statements, all in such manner and in such places as may be required by law fully to preserve, maintain and protect the interest of the Issuer and of the Indenture Trustee in the Receivables and in the proceeds thereof. The Seller shall deliver (or cause to be delivered) to the Owner Trustee and the Indenture Trustee file-stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing.

(b)   The Seller and the Servicer shall notify the Owner Trustee and the Indenture Trustee within 30 days after any change of its name, identity or corporate structure in any manner that would, could or might make any financing statement or continuation statement filed in accordance with paragraph (a) above seriously misleading within the meaning of Section 9-507(c) of the UCC, and shall promptly file appropriate amendments to all previously filed financing statements or continuation statements.

(c)   The Servicer shall maintain accounts and records as to each Receivable accurately and in sufficient detail to permit (i) the reader thereof to know at any time the status of such Receivable, including payments and recoveries made and payments owing (and the nature of each), and (ii) reconciliation between payments or recoveries on (or with respect to) each Receivable and the amounts from time to time deposited in the Collection Account in respect of such Receivable.

(d)   The Servicer shall maintain its computer systems so that, from and after the time of sale under this Agreement of the Receivables to the Trust, the Servicer's master computer records that refer to any Receivable shall indicate clearly the interest of the Issuer and the Indenture Trustee in such Receivable and that such Receivable is owned by the Issuer and has been pledged to the Indenture Trustee. The Servicer shall at all times maintain control of the Receivables constituting electronic chattel paper. Indication of these respective interests in a Receivable shall be deleted from or modified on the Servicer's computer systems when, and only when, the related Receivable shall have become a Liquidated Receivable or been purchased by the Seller or NMAC.

(e)   If at any time the Seller or the Servicer shall propose to sell, grant a security interest in, or otherwise transfer any interest in automotive receivables to, any prospective purchaser, lender or other transferee, the Servicer shall give to such prospective purchaser, lender or other transferee computer tapes, records or printouts that, if they shall refer in any manner whatsoever to any Receivable, shall indicate clearly that such Receivable has been sold and is owned by the Issuer and has been pledged to the Indenture Trustee.

SECTION 10.03 Notices. All demands, notices, communications and instructions upon or to the Seller, the Servicer, the Owner Trustee, the Indenture Trustee or the Rating Agencies under this Agreement shall be in writing, personally delivered or mailed by certified mail, return receipt requested, and shall be deemed to have been duly given upon receipt (a) in the case of the Seller, to Nissan Auto Receivables Corporation II, One Nissan Way, Franklin, Tennessee, 37067, Attention: Treasurer, (b) in the case of the Servicer, to Nissan Motor Acceptance Corporation, One Nissan Way, Franklin, Tennessee, 37067, Attention: Treasurer, (c) in the case of the Issuer or the Owner Trustee, to Nissan Auto Receivables 20[   ]-[   ] Owner Trust, c/o [_____],[_____],   Attention: Nissan   Auto Receivables 20[_]-[_] Owner Trust, (d) in the case of the Indenture Trustee, to [_____], Attention: [_____], [(e) in the case of Moody's, to Moody's Investors Service, Inc., ABS Monitoring Department, 7 World Trade Center, 250 Greenwich Street, New York, New York 10007,] [(f) in the case of Fitch, to Fitch Ratings, One State Street Plaza, New York, New York, 10004, Attention: Asset-Backed Securities Group,] [and (g) in the case of the [Swap Counterparty][Cap Provider], as provided in an Interest Rate [Swap][Cap] Agreement]; or, as to each of the foregoing, at such other address as shall be designated by written notice to the other parties.

All notices, requests, reports, consents or other communications required to be delivered to the Rating Agencies by the Servicer hereunder shall be delivered by the Servicer to each Rating Agency then rating the Notes; provided, however, that all notices, requests, reports, consents or other communications required to be delivered to the Rating Agencies hereunder or

under any other Basic Document shall be deemed to be delivered if a copy of such notice, request, report, consent or other communication has been posted on any website maintained by or on behalf of NMAC pursuant to a commitment to any Rating Agency relating to the Notes in accordance with 17 C.F.R. 240 17g-5(a)(3).

SECTION 10.04 Limitations on Rights of Others. The provisions of this Agreement are solely for the benefit of the Seller, the Servicer, the Issuer, the Owner Trustee, the Certificateholders, the Indenture Trustee, [and] the Noteholders, [and the [Swap Counterparty][Cap Provider]] and nothing in this Agreement, whether express or implied, shall be construed to give to any other Person any legal or equitable right, remedy or claim in the Owner Trust Estate or under or in respect of this Agreement or any covenants, conditions or provisions contained herein.

SECTION 10.05 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 10.06 Separate Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 10.07 Headings. The headings of the various Articles and Sections herein are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

SECTION 10.08 Governing Law. **THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.**

SECTION 10.09 Assignment by Issuer. The Seller hereby acknowledges and consents to any mortgage, pledge, assignment and grant of a security interest by the Issuer to the Indenture Trustee pursuant to the Indenture for the benefit of the Noteholders [and the Swap Counterparty] of all right, title and interest of the Issuer in, to and under the Receivables and the related property acquired hereunder and/or the assignment of any or all of the Issuer's rights and obligations hereunder to the Indenture Trustee.

SECTION 10.10 Nonpetition Covenant. Each party hereto agrees that, prior to the date which is one year and one day after payment in full of all obligations of each Bankruptcy Remote Party in respect of all securities issued by any Bankruptcy Remote Party (i) such party shall not authorize any Bankruptcy Remote Party to commence a voluntary winding-up or other voluntary case or other Proceeding seeking liquidation, reorganization or other relief with respect to such Bankruptcy Remote Party or its debts under any bankruptcy, insolvency or other similar

law now or hereafter in effect in any jurisdiction or seeking the appointment of an administrator, a trustee, receiver, liquidator, custodian or other similar official with respect to such Bankruptcy Remote Party or any substantial part of its property or to consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other Proceeding commenced against such Bankruptcy Remote Party, or to make a general assignment for the benefit of, its creditors generally, any party hereto or any other creditor of such Bankruptcy Remote Party, and (ii) such party shall not commence, join with any other Person in commencing or institute with any other Person, any Proceeding against such Bankruptcy Remote Party under any bankruptcy, reorganization, liquidation or insolvency law or statute now or hereafter in effect in any jurisdiction. This Section shall survive the termination of this Agreement.

SECTION 10.11 <u>Limitation of Liability of Owner Trustee and Indenture Trustee</u>. Notwithstanding anything contained herein to the contrary, this Agreement has been countersigned by [_____], not in its individual capacity, but solely in its capacity as Owner Trustee of the Issuer, and by [_____], not in its individual capacity, but solely in its capacity as Indenture Trustee under the Indenture. In no event shall [_____] or [_____] have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuer hereunder or in any of the certificates, notices or agreements delivered by the Seller or the Servicer, or prepared by the Seller or the Servicer for delivery by the Owner Trustee on behalf of the Issuer, pursuant hereto, as to all of which recourse shall be had solely to the assets of the Issuer. For all purposes of this Agreement, in the performance of its duties or obligations hereunder or in the performance of any duties or obligations of the Issuer hereunder, the Owner Trustee shall be subject to, and entitled to the benefits of, the terms and provisions of Articles VI, VII and VIII of the Trust Agreement.

SECTION 10.12 <u>Waivers</u>. No failure or delay on the part of the Issuer in exercising any power, right or remedy under this Agreement or the Assignment shall operate as a waiver hereof or thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other or further exercise hereof or thereof or the exercise of any such power, right or remedy preclude any other or further exercise hereof or thereof or the exercise of any other power, right or remedy.

SECTION 10.13 <u>Dispute Resolution</u>.

(a) If the Seller, Issuer, the Owner Trustee (acting at the direction of a Certificateholder) or the Indenture Trustee (acting at the direction of a Noteholder or Note Owner pursuant to <u>Section 7.07</u> of the Indenture) (the "<u>Requesting Party</u>") requests that NMAC or the Seller repurchase any Receivable pursuant to <u>Section 4.3</u> of the Purchase Agreement or <u>Section 3.02</u> hereof, respectively, (the party or parties requested to repurchase a receivable, the "<u>Requested Party</u>" or "<u>Requested Parties</u>") and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the Requesting Party within 180 days of the receipt of notice of the request by NMAC or the Seller, as applicable, the Requesting Party will have the right to refer the matter, at its discretion, to either mediation or arbitration pursuant to this <u>Section 10.13</u>. A repurchase request shall be deemed to be resolved to the reasonable satisfaction

of the Requesting Party if an Asset Review has been completed with respect to the Receivables underlying such request and the findings and conclusions of the Asset Representations Reviewer found no Test Fails with respect to those Receivables. If both the Owner Trustee (on behalf of one or more Certificateholders) and the Indenture Trustee (on behalf of one or more Noteholders) are Requesting Parties, then the Indenture Trustee as Requesting Party (at the direction of Note Owners or Noteholders that directed the Indenture Trustee to make the repurchase request) shall have the right to make the selection of mediation or arbitration.

(b)   The Requesting Party will provide notice in accordance with the provisions of Section 10.03 of its intention to refer the matter to mediation or arbitration, as applicable, to the Requested Parties, with a copy to the Issuer, the Owner Trustee and the Indenture Trustee. Each of NMAC and the Seller agree that such Person will participate in the resolution method selected by the Requesting Party to the extent such Person is a Requested Party. The Requested Party shall provide notice to the Seller, Issuer, the Owner Trustee, and the Indenture Trustee that the Requested Party has received a request to mediate or arbitrate a repurchase request. Upon receipt of such notice, the Depositor, the Issuer, the Owner Trustee and the Indenture Trustee shall advise the Requesting Party and Requested Party of an intent to join in the mediation or arbitration, which shall result in their being joined as a Requesting Party in the proceeding. A Requesting Party may not initiate a mediation or arbitration pursuant to this Section 10.13 with respect to a Receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that Requesting Party or another Requesting Party) but will have the right to join an existing mediation or arbitration with respect to that Receivable if the mediation or arbitration has not yet concluded, subject to a determination by the parties to the existing mediation or arbitration that such joinder would not prejudice the rights of the participants to such existing mediation or arbitration or unduly delay such proceeding.

(c)   If the Requesting Party selects mediation as the resolution method, the following provisions will apply:

(i)   The mediation will be administered by [a nationally recognized arbitration and mediation association] [one of [identify acceptable options]] selected by [the Requesting Party] pursuant to such association's mediation procedures in effect at such time.

(ii)   The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation.

(iii)   The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York that are relevant to the repurchase dispute and will be appointed from a roster of neutrals maintained by the American Arbitration Association (the "AAA").

(d)   If the Requesting Party selects arbitration as the resolution method, the following provisions will apply:

(i)	The arbitration will be administered by [a nationally recognized arbitration and mediation association] [one of [identify acceptable options]] jointly selected by the parties, and if the parties are unable to agree on an association, by the AAA, and conducted pursuant to such association's arbitration procedures in effect at such time.

(ii)	The arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York that are relevant to the dispute hereunder and will be appointed from a list of neutrals maintained by AAA.

(iii)	The arbitrator will make its final determination no later than [90] days after appointment or as soon as practicable thereafter. The arbitrator will resolve the dispute in accordance with the terms of this Agreement, and may not modify or change this Agreement in any way. The arbitrator will not have the power to award punitive damages or consequential damages in any arbitration conducted by it[, and the Requested Party shall not be required to pay more than the applicable Repurchase Amount with respect to any receivable which such Requested Party is required to repurchase under the terms of the Purchase Agreement or this Agreement, as applicable]. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration, and administrative fees) and reasonable attorneys' fees to the parties as determined by the arbitrator in its reasonable discretion. [If an Asset Review was conducted in connection with the Receivables that are the subject of the arbitration, then the arbitrator will determine the party or parties required to pay the related Asset Reviewer Fee.] The determination of the arbitrator will be in writing and counterpart copies will be promptly delivered to the parties. The determination will be final and non-appealable absent manifest error and may be enforced in any court of competent jurisdiction.

(iv)	By selecting arbitration, the Requesting Party is waiving the right to sue in court, including the right to a trial by jury.

(v)	No person may bring a putative or certified class action to arbitration.

(e)	For the avoidance of doubt, neither the Owner Trustee nor the Indenture Trustee shall be responsible for paying the costs, expenses and fees of any mediation or arbitration initiated by a Requesting Party in accordance with this Section 10.13.

(f)	The following provisions will apply to both mediations and arbitrations:

(i)	Any mediation or arbitration will be held in [New York, New York] or such other location mutually agreed to by the Requesting Party and the Requested Parties;

(ii)	Notwithstanding this dispute resolution provision, the parties will have the right to seek provisional relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, provided such relief would otherwise be available by law;

(iii)	The details and/or existence of any unfulfilled repurchase request, any meetings or discussions regarding any unfulfilled repurchase request, mediations or arbitration proceedings conducted under this Section 10.13, including all offers, promises, conduct and

statements, whether oral or written, made in the course of the parties' attempt to resolve an unfulfilled repurchase request, any information exchanged in connection with any mediation, and any discovery taken in connection with any arbitration (collectively, "Confidential Information"), shall be and remain confidential and inadmissible (except disclosures required by Applicable Law) for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding (including any proceeding under this Section 10.13) other than as required to be disclosed in accordance with applicable law, regulatory requirements, or court order or to the extent that the Requested Party, in its sole discretion, elects to disclose such information. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party,, and except that a party may disclose such information to its own attorneys, experts, accountants and other agents and representatives (collectively "Representatives"), as reasonably required in connection with any resolution procedure under this Section 10.13, and the Asset Representations Reviewer, if an Asset Review has been conducted), if the disclosing Party (a) directs such Representatives to keep the information confidential, (b) is responsible for any disclosure by its Representatives of such information and (c) takes at its sole expense all reasonable measures to restrain such Representatives from disclosing such information. If any party receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for Confidential Information, the recipient will promptly notify the other party and will provide the other party with the opportunity to object to the production of its Confidential Information or seek other appropriate protective remedies, consistent with the applicable requirements of law and regulation. If, in the absence of a protective order, such party or any of its representatives are compelled as a matter of law, regulation, legal process or by regulatory authority to disclose any portion of the Confidential Information, such party may disclose to the party compelling disclosure only the part of such Confidential Information that is required to be disclosed.

SECTION 10.14 Cooperation with Voting. Each of NMAC, the Seller and the Issuer hereby acknowledges and agrees that it shall reasonably cooperate with the Indenture Trustee to facilitate any vote by the Instituting Noteholders pursuant to terms of Section 7.08 of the Indenture.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers as of the day and year first above written.

NISSAN AUTO RECEIVABLES 20[___]-[___]
OWNER TRUST

By: [_____],
      not in its individual capacity but solely as
      Owner Trustee on behalf of the Trust

    By: _____
      Name:
      Title:

NISSAN AUTO RECEIVABLES
CORPORATION II, as Seller

    By:_____
      Name:
      Title:

NISSAN MOTOR ACCEPTANCE
CORPORATION, individually and as Servicer

    By:_____
      Name:
      Title:

[_____], not in its individual capacity but
solely as Indenture Trustee

    By:_____
      Name:
      Title:

**REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE
RECEIVABLES**

(a) <u>Characteristics of Receivables</u>. Such Receivable

    a. has been originated in the United States of America by a Dealer for the retail sale of a Financed Vehicle, has been fully and properly executed or authenticated by the parties thereto, and has been validly assigned by such Dealer to NMAC,

    b. created a valid and enforceable security interest in favor of NMAC in such Financed Vehicle,

    c. contains provisions that entitle the holder thereof to realize on the collateral as security,

    d. provides for level monthly payments that fully amortize the Amount Financed over an original term of no greater than [__] payments, except that (i) the payment amount in the first or last month in the life of the Receivable may be minimally different from the level payment amount and (ii) the initial payment on such Receivable may have been deferred for up to 90 days, and

    e. provides for interest at the related APR.

(b) <u>Compliance with Law</u>. Such Receivable complied at the time it was originated or made with all requirements of applicable federal, state and local laws, and regulations thereunder.

(c) <u>Binding Obligation</u>. Such Receivable represents the legal, valid and binding payment obligation in writing of the related Obligor, enforceable by the holder thereof in accordance with its terms subject to (i) the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally, (ii) the effect of general equitable principles and (iii) the potential unenforceability of waivers of jury trial provisions in certain states.

(d) <u>Security Interest in Financed Vehicle</u>. Immediately prior to the sale, assignment and transfer thereof to the Issuer, such Receivable was secured by a validly perfected first priority security interest in the Financed Vehicle in favor of NMAC as secured party or all necessary and appropriate actions shall have been commenced that would result in the valid perfection of a first priority security interest in the Financed Vehicle in favor of NMAC as secured party.

(e) <u>Repossession</u>. As of the Cut-off Date, according to the records of NMAC, the Financed Vehicle related to such Receivable has not been repossessed and the possession thereof not reinstated.

(f) <u>Receivables in Force</u>. The records of the Servicer do not reflect that such Receivable has been satisfied, subordinated or rescinded, nor that any Financed Vehicle has been released from the lien granted by the related Receivable in whole or in part.

(g) <u>No Waiver</u>. No provision of the Receivable has been waived in a manner that is prohibited by the provisions of Section 4.01.

(h) <u>No Defenses</u>. The records of the Servicer do not reflect that such Receivable is subject to any asserted or threatened right of rescission, setoff, counterclaim or defense.

(i) <u>No Default</u>. The records of the Servicer reflect that, except for payment defaults continuing for a period of not more than 29 days as of the Cut-off Date, no default, breach, violation or event permitting acceleration under the terms of such Receivable has occurred.

(j) <u>Insurance</u>. The Obligor is required under the terms of the related Receivable to maintain physical damage insurance covering the Financed Vehicle.

(k) <u>Certificate of Title</u>. The Receivable File related to such Receivable contains the original Certificate of Title (or a photocopy or image thereof) or evidence that an application for a Certificate of Title has been filed.

(l) <u>Lawful Assignment</u>. Such Receivable has not been originated in, or shall be subject to the laws of, any jurisdiction under which the sale, transfer and assignment of such Receivable under this Agreement are unlawful, void or voidable.

(m) <u>Chattel Paper</u>. Such Receivable constitutes either "tangible chattel paper" or "electronic chattel paper" as such terms are defined in the UCC.

(n) <u>Simple Interest Receivables</u>. Such Receivable is a Simple Interest Receivable.

(o) <u>APR</u>. The Annual Percentage Rate of such Receivable ranges from 0.00% to [_____]%.

(p) <u>Maturity</u>. As of the Cut-off Date, such Receivable had a remaining term to maturity of not less than [__] payments and not greater than [__] payments.

(q) <u>First Payment</u>. As of the Cut-off Date, the related Obligor has made the initial payment on such Receivable.

(r) <u>Balance</u>. Such Receivable had an original Principal Balance of not more than $[_____] and, as of the Cut-off Date, had a Principal Balance of not less than $[_____] and not more than $[_____].

(s) <u>Delinquency</u>. Such Receivable was not more than [__] days past due as of the Cut-off Date, and such Receivable has not been extended by more than two months.

(t) <u>Bankruptcy</u>. The records of the Servicer do not reflect that the related Obligor was the subject of a bankruptcy proceeding as of the Cut-off Date.

(u) <u>Origination</u>. Such Receivable has an origination date on or after [_____].

(v) <u>Receivable Files</u>. There is only one original executed copy of each "tangible record" constituting or forming a part of such Receivable that is tangible chattel paper and a single "authoritative copy" (as such term is used in Section 9-105 of the UCC) of each electronic record constituting or forming a part of such Receivable that is electronic chattel paper. The Receivable Files that constitute or evidence such Receivable do not have any marks or notations indicating that they have been pledged, assigned or otherwise conveyed by the Seller to any Person other than the Issuer.

(w) <u>Forced-Placed Insurance Premiums</u>. No contract relating to such Receivable has had forced-placed insurance premiums added to the amount financed.

(x) <u>No Government Obligors</u>. Such receivable shall not be due from the United States or any state, or from any agency, department subdivision or instrumentality thereof.

Exhibit 10.2

PURCHASE AGREEMENT

between

NISSAN MOTOR ACCEPTANCE CORPORATION
as Seller,

and

NISSAN AUTO RECEIVABLES CORPORATION II,
as Purchaser

Dated as of [_____]

TABLE OF CONTENTS

(Nissan 20[   ]-[   ] Purchase Agreement)

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this "Agreement") is made as of [_____], by and between NISSAN MOTOR ACCEPTANCE CORPORATION, a California corporation (the "Seller"), and NISSAN AUTO RECEIVABLES CORPORATION II, a Delaware corporation (the "Purchaser").

WHEREAS, in the regular course of its business, the Seller purchases certain motor vehicle retail installment sale contracts secured by new, near-new and used automobiles and light duty trucks from motor vehicle dealers.

WHEREAS, the Seller is willing to sell a portfolio of receivables arising in connection with such contracts to the Purchaser; and

WHEREAS, the Purchaser desires to purchase such portfolio of receivables.

NOW, THEREFORE, in consideration of the foregoing, other good and valuable consideration, and the mutual terms and covenants contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Terms not defined in this Agreement shall have the respective meanings assigned such terms set forth in the Sale and Servicing Agreement, dated as of the date hereof (the "Sale and Servicing Agreement"), by and among Nissan Auto Receivables Corporation II, as seller, Nissan Motor Acceptance Corporation, as servicer, and the Nissan Auto Receivables 20[   ]-[   ] Owner Trust, as issuer.

With respect to all terms in this Agreement, the singular includes the plural and the plural the singular; words importing any gender include the other genders; references to "writing" include printing, typing, lithography and other means of reproducing words in a visible form; references to agreements and other contractual instruments include all subsequent amendments, amendments and restatements, and supplements thereto or changes therein entered into in accordance with their respective terms and not prohibited by this Agreement; references to Persons include their permitted successors and assigns; references to laws include their amendments and supplements, the rules and regulations thereunder and any successors thereto; the term "including" means "including without limitation;" and the term "or" is not exclusive.

ARTICLE II

PURCHASE AND SALE OF RECEIVABLES

2.1   Purchase and Sale of Receivables. On the Closing Date, subject to the terms and conditions of this Agreement, the Seller agrees to sell, transfer, assign and otherwise convey to the Purchaser, without recourse (collectively, the "Purchased Assets"):

(i)   all right, title and interest of the Seller in and to the Receivables listed on the Schedule of Receivables (including all related Receivable Files) and all monies due thereon or paid thereunder or in respect thereof after the Cut-off Date;

(ii)   the right of the Seller in the security interests in the Financed Vehicles granted by the Obligors pursuant to the Receivables and any related property;

(iii)   the right of the Seller in any proceeds from claims on any physical damage, credit life, credit disability or other insurance policies covering the Financed Vehicles or the Obligors;

(iv)   the right of the Seller to receive payments in respect of any Dealer Recourse with respect to the Receivables;

(v)   the right of the Seller to realize upon any property (including the right to receive future Net Liquidation Proceeds) that shall have secured a Receivable;

(vi)   the right of the Seller in rebates of premiums and other amounts relating to insurance policies and other items financed under the Receivables in effect as of the Cut-off Date; and

(vii)   all proceeds of the foregoing;

provided that the Seller shall not be required to deliver to the Purchaser on the Closing Date monies received in respect of the Receivables after the Cut-off Date and before the Closing Date but shall or shall cause the Servicer to deposit such monies into the Collection Account no later than the Business Day preceding the first Distribution Date.

The foregoing sale does not constitute and is not intended to result in any assumption by the Purchaser of any obligation of the undersigned to the Obligors, insurers or any other person in connection with the Receivables, Receivable Files, any insurance policies or any agreement or instrument relating to any of them.

2.2   Receivables Purchase Price. In consideration for the Receivables and the other Purchased Assets, the Purchaser shall, on the Closing Date, pay to the Seller an amount equal to the fair market value of the Purchased Assets, which amount (a) shall be paid to the Seller in cash by federal wire transfer (same day) funds in an amount agreed to by the Seller and the Purchaser and (b) to the extent not paid in cash by the Purchaser, shall constitute a capital contribution by the Purchaser to the Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1   Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Seller as of the Closing Date:

(Nissan 20[   ]-[   ] Purchase Agreement)

(a)   Organization, etc. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with corporate power and authority to execute and deliver this Agreement and to perform the terms and provisions hereof.

(b)   Due Authorization and No Violation. This Agreement has been duly authorized, executed and delivered by the Purchaser, and constitutes a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and to general equitable principles, regardless of whether such enforceability shall be considered in a proceeding in equity or law. The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof do not conflict with, result in any breach of any of the terms or provisions of, nor constitute (with or without notice or lapse of time) a default under, the certificate of incorporation or by-laws of the Purchaser, or any indenture, agreement or other instrument to which the Purchaser is a party or by which it shall be bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than the Basic Documents); nor violate any law or, to the Purchaser's knowledge, any order, rule or regulation applicable to the Purchaser of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Purchaser or its properties; which breach, default, conflict, Lien or violation in any case would have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement.

(c)   No Litigation. There are no proceedings or investigations pending to which the Purchaser is a party or of which any property of the Purchaser is the subject, and, to the best of the Purchaser's knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others; other than such proceedings that would not have a material adverse effect upon the ability of the Purchaser to perform its obligations under, or the validity and enforceability of, this Agreement.

3.2   Representations and Warranties of the Seller. (a) The Seller hereby represents and warrants to the Purchaser as of the Closing Date:

(i)   Organization, etc. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California and is in good standing in each jurisdiction in the United States of America in which the conduct of its business or the ownership of its property requires such qualification and where the failure to so qualify would have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

(ii)   Power and Authority. The Seller has the power and authority to execute and deliver this Agreement and to carry out its terms; and the execution, delivery and performance of this Agreement have been duly authorized by the Seller by all necessary corporate acts. This Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by general equitable principles, regardless of whether such enforceability shall be considered in a proceeding in equity or law.

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(iii)　No Violation.　The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof do not conflict with, result in a breach of any of the terms or provisions of, nor constitute (with or without notice or lapse of time) a default under, or result in the creation or imposition of any Lien upon any of the property or assets of the Seller pursuant to the terms of, any indenture, mortgage, deed of trust, loan agreement, guarantee, lease financing agreement or similar agreement or instrument under which the Seller is a debtor or guarantor, nor will such action result in any violation of the provisions of the articles of incorporation or the by-laws of the Seller; which breach, default, conflict, Lien or violation in any case would have a material adverse effect on the ability of the Seller to perform its obligations under this Agreement.

(iv)　No Proceedings.　There are no proceedings or investigations pending to which the Seller is a party or of which any property of the Seller is the subject, and, to the Seller's knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others, other than such proceedings that would not have a material adverse effect upon the ability of the Seller to perform its obligations under, or the validity and enforceability of, this Agreement.

(b)　The Seller makes the representations and warranties set forth on Schedule I to the Sale and Servicing Agreement as to the Receivables on which the Purchaser relies in accepting the Receivables.　Such representations and warranties speak as of the Closing Date, but shall survive the sale, transfer and assignment of the Receivables to the Purchaser hereunder and the subsequent assignment and transfer pursuant to the Sale and Servicing Agreement.

(c)　The Seller makes the following representations and warranties regarding the Purchased Assets, which representations and warranties speak as of the Closing Date, but shall survive the sale, transfer and assignment of the Purchased Assets to the Purchaser hereunder and the subsequent assignment and transfer pursuant to the Sale and Servicing Agreement:

(i)　The Receivables and the other Purchased Assets have been validly assigned by the Seller to the Purchaser pursuant to this Agreement.

(ii)　The information set forth in the Schedule of Receivables was true and correct in all material respects as of the opening of business on the Cut-off Date.

(iii)　No selection procedures believed to be adverse to the Securityholders were used to select the Receivables and other Purchased Assets.

(iv)　Immediately prior to the transfer and assignment herein contemplated, the Purchaser had good and marketable title to the Receivables and other Transferred Assets free and clear of all Liens, and immediately upon the transfer thereof, the Seller, for the benefit of the Noteholders, Certificateholders, shall have good and marketable title to the Transferred Assets, free and clear of all Liens and adverse interests of others.

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(v)   Other than the security interest granted to the Purchaser pursuant to this Agreement, the Seller has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the Receivables or other Transferred Assets to any other Person. The Seller has not authorized the filing of and is not aware of any financing statements against the Seller that include a description of the collateral covering the Receivables or other Transferred Assets other than any financing statement relating to the security interest granted to the Purchaser hereunder or a financing statement as to which the security interest covering the Receivables or other Transferred Assets has been released. The Seller is not aware of any judgment or tax lien filings against the Seller.

ARTICLE IV

COVENANTS OF THE SELLER

4.1   Protection of Right, Title and Interest.

(a)   The Seller shall authorize and file such financing statements and cause to be authorized and filed such continuation statements, all in such manner and in such places as may be required by law fully to preserve, maintain and protect the interest of the Purchaser in the Receivables and the other Purchased Assets (other than any such Purchased Assets, to the extent that the interest of the Purchaser therein cannot be perfected by the filing of a financing statement). The Seller shall deliver (or cause to be delivered) to the Purchaser file-stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing.

(b)   The Seller shall notify the Purchaser within 30 days after any change of its name, identity or corporate structure in any manner that would, could or might make any financing statement or continuation statement filed by the Seller in accordance with paragraph (a) above seriously misleading within the meaning of Sections 9-506 and 9-507 of the UCC, and shall promptly file appropriate additional financing statements and amendments to previously filed financing statements or continuation statements.

(c)   The Seller shall maintain its computer systems so that, from and after the time of sale hereunder of the Receivables to the Purchaser, the Seller's master computer records that refer to a Receivable shall indicate clearly the interest of the Purchaser in such Receivable and that such Receivable is owned by the Purchaser.

(d)   If at any time the Seller shall propose to sell, grant a security interest in, or otherwise transfer any interest in automotive receivables to any prospective purchaser, lender or other transferee, the Seller shall give to such prospective purchaser, lender or other transferee computer tapes, records or print-outs that, if they shall refer in any manner whatsoever to any Receivable, shall indicate clearly that such Receivable has been sold and is owned by the Purchaser (or any subsequent assignee of the Purchaser).

4.2   Other Liens or Interests. Except for the conveyances and grants of security interests hereunder and contemplated pursuant to this Agreement and the other Basic Documents, the Seller shall not sell, pledge, assign or transfer to any other Person, or grant,

5

create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on any interest therein, and the Seller shall defend the right, title and interest of the Purchaser in, to and under such Receivables against all claims of third parties claiming through or under the Seller; provided, however, that the Seller's obligations under this Section 4.2 shall terminate upon the termination of the Issuer pursuant to Section 9.01 of the Trust Agreement.

4.3   Repurchase Events and Seller's Assignment of Repurchased Receivables.

(a)   The Seller or the Purchaser, as the case may be, shall inform the other party to this Agreement promptly, in writing, upon the discovery of any breach of the Seller's representations and warranties pursuant to Section 3.2(b) that materially and adversely affects the interests of the Securityholders in any Receivable; provided, that delivery of the Servicer's Certificate by the Servicer shall be deemed to constitute prompt written notice by the Purchaser of such breach. If the breach materially and adversely affects the interests of the Securityholders in such Receivable, then the Seller or the Purchaser, as the case may be, shall either (a) correct or cure such breach or (b) repurchase such Receivable from the Issuer or the Purchaser, as the case may be, in either case on or before the Distribution Date following the end of the Collection Period which includes the 60th day (or, if the Seller or the Purchaser elects, an earlier date) after the date that the Seller or the Purchaser, as the case may be, became aware or was notified of such breach. Any such breach shall be deemed not to have a material and adverse effect if such breach or failure does not affect the ability of the Issuer to receive and retain timely payment in full of such Receivable. In consideration of the purchase of the Receivables, the Seller shall remit (or cause to be remitted) the Repurchase Payment to the Purchaser concurrently with the Purchaser's repurchase of the related Receivable from the Issuer in the manner specified in Section 5.05 of the Sale and Servicing Agreement. Upon payment of such Repurchase Payment by the Seller, the Purchaser shall release and shall execute and deliver such instruments of release, transfer or assignment, in each case without recourse or representation, as shall be reasonably requested of it to vest in the Seller or its designee any Receivable and any related Purchased Assets repurchased pursuant hereto. The sole remedy of the Purchaser, the Indenture Trustee (by operation of the assignment of the Purchaser's rights hereunder pursuant to the Indenture), or any Securityholder with respect to a breach of the Seller's representations and warranties pursuant to Section 3.2(b), shall be to require the Seller to repurchase Receivables pursuant to this Section.

(b)   With respect to all Receivables repurchased by the Seller pursuant to this Agreement, the Purchaser (without the need of any further written assignment) shall assign hereby, without recourse, representation or warranty (other than that it has good and marketable title to such Receivables), to the Seller all the Purchaser's right, title and interest in and to such Receivables, and all security and documents relating thereto.

ARTICLE V

MISCELLANEOUS PROVISIONS

5.1   Obligations of Seller. The obligations of the Seller under this Agreement shall not be affected by reason of any invalidity, illegality or irregularity of any Receivable.

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5.2   Issuer. The Seller acknowledges that the Purchaser will, pursuant to the Sale and Servicing Agreement, sell the Receivables and other Purchased Assets to the Issuer and assign its rights under this Agreement to the Issuer and that the Issuer will assign such rights to the Indenture Trustee for the benefit of the holders of the Notes, and that the representations and warranties contained in this Agreement and the rights of the Purchaser under Section 5.2 and the obligations under Section 5.3 are intended to benefit the Issuer and the holders of the Notes. The Seller hereby consents to such sales and assignments.

5.3   Amendment. (a) Any term or provision of this Agreement may be amended by the Seller and the Purchaser, without the consent of the Indenture Trustee, any Noteholder, the Issuer, the Owner Trustee or any other Person subject to the satisfaction of one of the following conditions:

(i)   the Seller or the Purchaser delivers an Officer's Certificate or Opinion of Counsel to the Indenture Trustee to the effect that such amendment will not materially and adversely affect the interests of the Noteholders; or

(ii)   the Rating Agency Condition is satisfied with respect to such amendment;

provided, however, that in the event that any Certificates are held by anyone other than the Administrator or any of its Affiliates, this Agreement may only be amended by the Seller and the Purchaser if, in addition, (i) the Holders of the Certificates evidencing a majority of the Certificate Balance consent to such amendment or (ii) such amendment shall not, as evidenced by an Officer's Certificate of the Administrator or an Opinion of Counsel delivered to the Indenture Trustee and the Owner Trustee, materially and adversely affect the interests of the Certificateholders.

(b)   This Agreement may also be amended by the Seller and the Purchaser for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Noteholders or the Certificateholders with the consent of:

(i)   the Holders of Notes evidencing not less than a majority of the Outstanding Amount of the Notes; and

(ii)   the Holders of the Certificates evidencing a majority of the Certificate Balance.

It will not be necessary for the consent of Noteholders or Certificateholders to approve the particular form of any proposed amendment or consent, but it will be sufficient if such consent approves the substance thereof.

[Notwithstanding the foregoing, the Issuer shall not amend the Agreement in any way that would materially and adversely affect the rights of the [Swap Counterparty][Cap Provider] without the consent of the [Swap Counterparty][Cap Provider]; provided that the [Swap Counterparty's][Cap Provider's] consent to any such amendment shall not be unreasonably withheld, and provided, further that the [Swap Counterparty's][Cap Provider's] consent will be

(Nissan 20[ ]-[ ] Purchase Agreement)

deemed to have been given if the [Swap Counterparty][Cap Provider] does not object in writing within 10 days of receipt of a written request for such consent.]

5.4   Waivers. No failure or delay on the part of the Purchaser in exercising any power, right or remedy under this Agreement or the Assignment shall operate as a waiver hereof or thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other or further exercise hereof or thereof or the exercise of any other power, right or remedy.

5.5   Notices. All demands, notices, communications and instructions upon or to the Seller under this Agreement shall be in writing, personally delivered or mailed by certified mail, return receipt requested, and shall be deemed to have been duly given upon receipt (a) in the case of the Purchaser, to Nissan Auto Receivables Corporation II, One Nissan Way, Franklin, Tennessee 37067, Attention: Treasurer, and (b) in the case of the Seller, to Nissan Motor Acceptance Corporation, One Nissan Way, Franklin, Tennessee 37067, Attention: Treasurer; or, as to each of the foregoing, at such other address as shall be designated by written notice to the other parties.

5.6   Survival. The respective agreements, representations, warranties and other statements by the Seller and the Purchaser set forth in or made pursuant to this Agreement shall remain in full force and effect and will remain in full force and effect until such time as the parties hereto shall agree.

5.7   Headings and Cross-References. The various headings in this Agreement are included for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. References in this Agreement to Section names or numbers are to such Sections of this Agreement.

5.8   Governing Law. **This Agreement and the Assignment shall be governed by and construed in accordance with the internal laws of the State of New York, without reference to its conflict of law provisions (other than Section 5-1401 of the General Obligations Law of the State of New York), and the obligations, rights and remedies of the parties under this Agreement shall be determined in accordance with such laws.**

5.9   Counterparts. This Agreement may be executed in multiple counterparts and by different parties on separate counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

5.10   Transfers Intended as Sales; Security Interest.

(a)   Each of the parties hereto expressly intends and agrees that the transfers contemplated and effected under this Agreement are complete and absolute sales, transfers, assignments and contributions without recourse rather than pledges or assignments of only a security interest and shall be given effect as such for all purposes. It is further the intention of the parties hereto that the Purchased Assets shall not be part of the Seller's estate in the event of a bankruptcy or insolvency of the Seller. The sales and transfers by the Seller of the Receivables and related Purchased Assets hereunder are and shall be without recourse to, or representation or warranty (express or implied) by, the Seller, except as otherwise specifically provided herein.

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The limited rights of recourse specified herein against the Seller are intended to provide a remedy for breach of representations and warranties relating to the condition of the property sold, rather than to the collectability of the Receivables.

(b)   Notwithstanding the foregoing, in the event that the Receivables and other Purchased Assets are held to be property of the Seller, or if for any reason this Agreement is held or deemed to create indebtedness or a security interest in the Receivables and other Purchased Assets, then it is intended that:

(i)   This Agreement shall be deemed to be a security agreement within the meaning of Articles 8 and 9 of the New York UCC and the UCC of any other applicable jurisdiction;

(ii)   The conveyance provided for in Section 2.1 shall be deemed to be a grant by the Seller of, and the Seller hereby grants to the Purchaser, a security interest in all of its right (including the power to convey title thereto), title and interest, whether now owned or hereafter acquired, in and to the Receivables and other Purchased Assets, to secure such indebtedness and the performance of the obligations of the Seller hereunder;

(iii)   The possession by the Purchaser or its agent of the Receivable Files and any other property as constitute instruments, money, negotiable documents or chattel paper shall be deemed to be "possession by the secured party" or possession by the purchaser or a person designated by such purchaser, for purposes of perfecting the security interest pursuant to the New York UCC and the UCC of any other applicable jurisdiction; and

(iv)   Notifications to persons holding such property, and acknowledgments, receipts or confirmations from persons holding such property, shall be deemed to be notifications to, or acknowledgments, receipts or confirmations from, bailees or agents (as applicable) of the Purchaser for the purpose of perfecting such security interest under applicable law.

5.11   No Petition. Notwithstanding any prior termination of this Agreement, the parties hereto shall not, prior to the date which is one year and one day after payment in full of all obligations of each Bankruptcy Remote Party in respect of all securities issued by any Bankruptcy Remote Party, acquiesce, petition or otherwise invoke or cause such Bankruptcy Remote Party to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against such Bankruptcy Remote Party under any federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of such Bankruptcy Remote Party or any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Issuer.

5.12   [Limitation of Rights. All of the rights of the [Swap Counterparty][Cap Provider] in, to and under this Agreement, if any, shall terminate upon the termination of the Interest Rate [Cap][Swap] Agreement(s) in accordance with the terms thereof and the payments in full of all

9

amounts owing to the [Swap Counterparty][Cap Provider] under such Interest Rate [Swap][Cap] Agreement(s).]

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IN WITNESS WHEREOF, the parties hereto hereby have caused this Agreement to be duly executed by their respective officers as of the day and year first above written.

NISSAN MOTOR ACCEPTANCE CORPORATION

By:_____
    Name:
    Title:

NISSAN AUTO RECEIVABLES CORPORATION II

By:_____
    Name:
    Title:

ASSIGNMENT

[_____]

For value received, in accordance with the Purchase Agreement, dated as of [_____] (the "Purchase Agreement"), between the undersigned (the "Seller") and Nissan Auto Receivables Corporation II (the "Purchaser"), the undersigned does hereby sell, assign, transfer and otherwise convey unto the Purchaser, without recourse, the following:

(i) all right, title and interest of the Seller in and to the Receivables listed on the Schedule of Receivables (including all related Receivable Files) and all monies due thereon or paid thereunder or in respect thereof after the Cut-off Date;

(ii) the right of the Seller in the security interests in the Financed Vehicles granted by the Obligors pursuant to the Receivables and any related property;

(iii) the right of the Seller in any proceeds from claims on any physical damage, credit life, credit disability or other insurance policies covering the Financed Vehicles or the Obligors;

(iv) the right of the Seller to receive payments in respect of any Dealer Recourse with respect to the Receivables;

(v) the right of the Seller to realize upon any property (including the right to receive future Net Liquidation Proceeds) that shall have secured a Receivable;

(vi) the right of the Seller in rebates of premiums and other amounts relating to insurance policies and other items financed under the Receivables in effect as of the Cut-off Date; and

(vii) all proceeds of the foregoing;

provided that the Seller shall not be required to deliver to the Purchaser on the Closing Date monies received in respect of the Receivables after the Cut-off Date and before the Closing Date but shall or shall cause the Servicer to deposit such monies into the Collection Account no later than the Business Day preceding the first Distribution Date.

The foregoing sale does not constitute and is not intended to result in any assumption by the Purchaser of any obligation of the undersigned to the Obligors, insurers or any other person in connection with the Receivables, Receivable Files, any insurance policies or any agreement or instrument relating to any of them.

This Assignment is made pursuant to and upon the representations, warranties and agreements on the part of the undersigned contained in the Purchase Agreement and is to be governed by the Purchase Agreement.

A-1

(Nissan 20[ ]-[ ] Purchase Agreement)

Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Purchase Agreement.

(Nissan 20[ ]-[ ] Purchase Agreement)

IN WITNESS WHEREOF, the undersigned has caused this Assignment to be duly executed as of the day first above written.

NISSAN MOTOR ACCEPTANCE CORPORATION

By:_____

Name:

Title:

(Nissan 20[ ]-[ ] Purchase Agreement)

Exhibit 10.6

ASSET REPRESENTATIONS REVIEW AGREEMENT

among

NISSAN AUTO RECEIVABLES 20[ ]–[ ] OWNER TRUST,
as Issuer

NISSAN MOTOR ACCEPTANCE CORPORATION,
as Sponsor and Servicer

and

[   ],

as Asset Representations Reviewer

Dated as of [   ]

TABLE OF CONTENTS

Page

717237110 14466653

717237110 14466653

ASSET REPRESENTATIONS REVIEW AGREEMENT, dated as of   , 20[ ] (this "Agreement"), among NISSAN AUTO RECEIVABLES 20[ ]-[ ] OWNER TRUST, a Delaware statutory trust, as Issuer, NISSAN MOTOR ACCEPTANCE CORPORATION, a California Corporation ("NMAC"), as Sponsor and Servicer, and [_____], a [_____], as Asset Representations Reviewer (the "Asset Representations Reviewer").

BACKGROUND

WHEREAS, in the regular course of its business, NMAC purchases certain motor vehicle retail installment sale contracts secured by new, near-new, and used automobiles and light-duty trucks from motor vehicle dealers.

WHEREAS, in connection with a securitization transaction sponsored by NMAC, NMAC sold a pool of Receivables consisting of retail installment sale contracts to the Depositor, who sold them to the Issuer.

WHEREAS, the Issuer has granted a security interest in the pool of Receivables to the Indenture Trustee, for the benefit of the Holders of Notes, as security for the Notes issued by the Issuer under the Indenture.

WHEREAS, the Issuer desires to engage the Asset Representations Reviewer to perform reviews of certain Receivables for compliance with the representations and warranties made by NMAC and the Depositor about the Receivables in the pool.

NOW, THEREFORE, in consideration of the foregoing, other good and valuable consideration, and the mutual terms and conditions contained herein, the parties hereto agree as follows.

ARTICLE I
USAGE AND DEFINITIONS

Section 1.1.   Usage and Definitions. Except as otherwise specified herein or if the context may otherwise require, capitalized terms not defined in this Agreement shall have the respective meanings assigned such terms set forth in the Sale and Servicing Agreement, dated as of the date hereof (the "Sale and Servicing Agreement"), by and among Nissan Auto Receivables Corporation II, as seller, Nissan Motor Acceptance Corporation, as servicer, and Nissan Auto Receivables 20[   ]-[   ] Owner Trust, as issuer.

With respect to all terms in this Agreement, the singular includes the plural and the plural the singular; words importing any gender include the other genders; references to "writing" include printing, typing, lithography and other means of reproducing words in a visible form; references to agreements and other contractual instruments include all subsequent amendments, amendments and restatements, and supplements thereto or changes therein entered into in accordance with their respective terms and not prohibited by this Agreement; references to Persons include their permitted successors and assigns; references to laws include their amendments and supplements, the rules and regulations thereunder and any successors thereto; the term "including" means "including without limitation;" and the term "or" is not exclusive.

Section 1.2.   Additional Definitions. The following terms have the meanings given below:

"Asset Review" means the performance by the Asset Representations Reviewer of the testing procedures for each Test and each Subject Receivable according to Section 3.4.

"Confidential Information" has the meaning stated in Section 4.8(b).

"Information Recipients" has the meaning stated in Section 4.8(a).

"Issuer PII" has the meaning stated in Section 4.9(a).

"Personally Identifiable Information" or "PII" has the meaning stated in Section 4.9(a).

"Review Fee" has the meaning stated in Section 4.3(b).

"Review Materials" means, for an Asset Review and a Subject Receivable, the documents and other materials for each Test listed under "Review Materials" in Schedule A.

"Review Report" means, for an Asset Review, the report of the Asset Representations Reviewer prepared according to Section 3.5.

"Test" has the meaning stated in Section 3.4(a).

"Test Complete" has the meaning stated in Section 3.4(c).

"Test Fail" has the meaning stated in Section 3.4(a).

"Test Pass" has the meaning stated in Section 3.4(a).

"Underwriter" means, any of [ ], [ ] and [ ], in its capacity as underwriter or representative of the underwriters pursuant to the underwriting agreement, dated as of [ ], between the Underwriter, NMAC and the Depositor.

ARTICLE II
ENGAGEMENT OF ASSET REPRESENTATIONS REVIEWER

Section 2.1.   Engagement; Acceptance. The Issuer engages [   ] to act as the Asset Representations Reviewer for the Issuer. [   ] accepts the engagement and agrees to perform the obligations of the Asset Representations Reviewer on the terms in this Agreement.

Section 2.2.   Confirmation of Scope. The parties confirm that the Asset Representations Reviewer is not responsible for (a) reviewing the Receivables for compliance with the representations and warranties under the Transaction Documents, except as described in this Agreement, or (b) determining whether noncompliance with the representations or warranties constitutes a breach of the Transaction Documents.

ARTICLE III
ASSET REPRESENTATIONS REVIEW PROCESS

Section 3.1.   Review Notices. On receipt of a Review Notice from the Indenture Trustee according to Section 7.07(c) of the Indenture, the Asset Representations Reviewer will start an Asset Review. The Asset Representations Reviewer will have no obligation to start an Asset Review until a Review Notice is received.

Section 3.2.   Identification of Subject Receivables. Within [   ] Business Days after receipt of a Review Notice, the Servicer will deliver to the Asset Representations Reviewer, with a copy to the Indenture Trustee, a list of the Subject Receivables.

Section 3.3.   Review Materials.

(a)   Access to Review Materials. The Servicer will render reasonable assistance to the Asset Representations Reviewer to facilitate the Asset Review. The Servicer will give the Asset Representations Reviewer access to the Review Materials for all of the Subject Receivables within [   ] days after receipt of the Review Notice in one or more of the following ways in the Servicer's reasonable discretion: (i) by providing access to the Servicer's receivables systems, either remotely or at one of the properties of the Servicer, (ii) by electronic posting of Review Materials to a password-protected website to which the Asset Representations Reviewer has access, (iii) by providing originals or photocopies at one of the properties of the Servicer where the Receivable Files are located or (iv) in another manner agreed by the Servicer and the Asset Representations Reviewer. The Servicer may redact or remove PII from the Review Materials so long as all information in the Review Materials necessary for the Asset Representations Reviewer to complete the Asset Review remains intact and unchanged.

(b)   Missing or Insufficient Review Materials. If any of the Review Materials are missing or insufficient for the Asset Representations Reviewer to perform any Test, the Asset Representations Reviewer will notify the Servicer promptly, and in any event no less than [20] days before completing the Review, and the Servicer will have [15] days to provide the Asset Representations Reviewer access to such missing Review Materials or other documents or information to correct the insufficiency. [If the missing or insufficient Review Materials have not been provided by the Servicer within [15] days, the parties agree that the Subject Receivable will have a Test Fail for the related Test(s) and the Test(s) will be considered a Test Complete and the Review Report will indicate the reason for the Test Fail.]

Section 3.4.   Performance of Reviews.

(a)   Test Procedures. For an Asset Review, the Asset Representations Reviewer will perform for each Subject Receivable the procedures listed under "Tests" in Schedule A for each representation and warranty (each, a "Test"), using the Review Materials listed for each such Test in Schedule A. For each Test and Subject Receivable, the Asset Representations Reviewer will determine if the Test has been satisfied (a "Test Pass") or if the Test has not been satisfied (a "Test Fail").

(b)   Review Period. The Asset Representations Reviewer will complete the Review of all of the Subject Receivables within [   ] days after receiving access to the Review Materials

under Section 3.3(a). However, if additional Review Materials are provided to the Asset Representations Reviewer under Section 3.3(b), the Review period will be extended for an additional [   ] days.

(c)   Completion of Review for Certain Subject Receivables. Following the delivery of the list of the Subject Receivables and before the delivery of the Review Report by the Asset Representations Reviewer, the Servicer may notify the Asset Representations Reviewer if a Subject Receivable is paid in full by the Obligor or purchased from the Issuer by the Sponsor, the Depositor or the Servicer according to the Basic Documents. On receipt of notice, the Asset Representations Reviewer will immediately terminate all Tests of such Receivables and the Review of such Receivables will be considered complete (a "Test Complete"). In this case, the Review Report will indicate a Test Complete for the Receivables and the related reason.

(d)   Previously Reviewed Receivable. If any Subject Receivable was included in a prior Asset Review, the Asset Representations Reviewer will not perform any Tests on it, but will include the results of the previous Tests in the Review Report for the current Asset Review.

(e)   Termination of Review. If an Asset Review is in process and the Notes will be paid in full on the next Distribution Date, the Servicer will notify the Asset Representations Reviewer and the Indenture Trustee no less than ten days before that Distribution Date. On receipt of notice, the Asset Representations Reviewer will terminate the Asset Review immediately and will have no obligation to deliver a Review Report.

Section 3.5.   Review Reports. (a) Within five days after the end of the Asset Review period under Section 3.4(b), the Asset Representations Reviewer will deliver to the Issuer, the Servicer and the Indenture Trustee a Review Report indicating for each Subject Receivable whether there was a Test Pass or a Test Fail for each Test, or whether the Subject Receivable was a Test Complete and the related reason. The Review Report will contain a summary of the findings and conclusions of the Asset Representations Reviewer with respect to the Asset Review to be included in the Issuer's Form 10-D report for the Collection Period in which the Review Report is received. The Asset Representations Reviewer will ensure that the Review Report does not contain any Issuer PII.

(b)   Questions About Review. The Asset Representations Reviewer will make appropriate personnel available to respond in writing to written questions or requests for clarification of any Review Report from the Indenture Trustee or the Servicer until the earlier of (i) payment in full of the Notes and (ii) one year after the delivery of the Review Report. The Asset Representations Reviewer will have no obligation to respond to questions or requests for clarification from Noteholders or any Person other than the Indenture Trustee or the Servicer and will direct such Persons to submit written questions or requests to the Indenture Trustee.

Section 3.6.   Dispute Resolution. If a Receivable that was reviewed by the Asset Representations Reviewer is the subject of a dispute resolution proceeding under Section 10.13 of the Sale and Servicing Agreement, the Asset Representations Reviewer will participate in the dispute resolution proceeding on request of a party to the proceeding. The reasonable out-of-pocket expenses of the Asset Representations Reviewer together with reasonable compensation for the time it incurs in connection with its participation in any dispute resolution proceeding will

be considered expenses of the Requesting Party for the dispute resolution and will be paid by a party to the dispute resolution as determined by the mediator or arbitrator for the dispute resolution according to Section 10.13 of the Sale and Servicing Agreement. If not paid by a party to the dispute resolution, the expenses will be reimbursed by the Issuer according to Section 4.3(a).

Section 3.7.   Limitations on Review Obligations.

(a)   Review Process Limitations. The Asset Representations Reviewer will have no obligation:

(i)   to determine whether a Delinquency Trigger has occurred or whether the required percentage of Noteholders has voted to direct an Asset Review under the Indenture, and may rely on the information in any Review Notice delivered by the Indenture Trustee;

(ii)   to determine which Receivables are subject to an Asset Review, and may rely on the lists of Subject Receivables provided by the Servicer;

(iii)   to obtain or confirm the validity of the Review Materials and no liability for any errors in the Review Materials and may rely on the accuracy and completeness of the Review Materials;

(iv)   to obtain missing or insufficient Review Materials from any party or any other source; or

(v)   to take any action or cause any other party to take any action under any of the Basic Documents or otherwise to enforce any remedies against any Person for breaches of representations or warranties about the Subject Receivables.

(b)   Testing Procedure Limitations. The Asset Representations Reviewer will only be required to perform the testing procedures listed under "Tests" in Schedule A, and will have no obligation to perform additional procedures on any Subject Receivable or to provide any information other than a Review Report indicating for each Subject Receivable whether there was a Test Pass or a Test Fail for each Test, or whether the Subject Receivable was a Test Complete and the related reason. However, the Asset Representations Reviewer may provide additional information about any Subject Receivable that it determines in good faith to be material to the Review.

ARTICLE IV
ASSET REPRESENTATIONS REVIEWER

Section 4.1.   Representations and Warranties. The Asset Representations Reviewer represents and warrants to the Issuer as of the Closing Date:

(a)   Organization and Qualification. The Asset Representations Reviewer is duly organized and validly existing as a [   ] in good standing under the laws of [   ]. The Asset Representations Reviewer is qualified as a foreign [   ] in good standing and has obtained all

necessary licenses and approvals in all jurisdictions in which the ownership or lease of its properties or the conduct of its activities requires the qualification, license or approval, unless the failure to obtain the qualifications, licenses or approvals would not reasonably be expected to have a material adverse effect on the Asset Representations Reviewer's ability to perform its obligations under this Agreement.

(b)   Power, Authority and Enforceability. The Asset Representations Reviewer has the power and authority to execute, deliver and perform its obligations under this Agreement. The Asset Representations Reviewer has authorized the execution, delivery and performance of this Agreement. This Agreement is the legal, valid and binding obligation of the Asset Representations Reviewer enforceable against the Asset Representations Reviewer, except as may be limited by insolvency, bankruptcy, reorganization or other laws relating to the enforcement of creditors' rights or by general equitable principles.

(c)   No Conflicts and No Violation. The completion of the transactions contemplated by this Agreement and the performance of the Asset Representations Reviewer's obligations under this Agreement will not (A) conflict with, or be a breach or default under, any indenture, agreement, guarantee or similar agreement or instrument under which the Asset Representations Reviewer is a party, (B) result in the creation or imposition of any Lien on any of the assets of the Asset Representations Reviewer under the terms of any indenture, agreement, guarantee or similar agreement or instrument, (C) violate the organizational documents of the Asset Representations Reviewer or (D) violate any law or, to the Asset Representations Reviewer's knowledge, any order, rule or regulation of a federal or State court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Asset Representations Reviewer that applies to the Asset Representations Reviewer, which, in each case, would reasonably be expected to have a material adverse effect on the Asset Representations Reviewer's ability to perform its obligations under this Agreement.

(d)   No Proceedings. To the Asset Representations Reviewer's knowledge, there are no proceedings or investigations pending or threatened in writing before a federal or State court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Asset Representations Reviewer or its properties (A) asserting the invalidity of this Agreement, (B) seeking to prevent the completion of the transactions contemplated by this Agreement or (C) seeking any determination or ruling that would reasonably be expected to have a material adverse effect on the Asset Representations Reviewer's ability to perform its obligations under, or the validity or enforceability of, this Agreement.

(e)   Eligibility. The Asset Representations Reviewer meets the eligibility requirements in Section 5.1.

Section 4.2.   Covenants. The Asset Representations Reviewer covenants and agrees that:

(a)   Eligibility. It will notify the Issuer and the Servicer promptly if it no longer meets the eligibility requirements in Section 5.1.

(b)   Review Systems; Personnel. It will maintain business process management and/or other systems necessary to ensure that it can perform each Test and, on execution of this Agreement, will load each Test into these systems. The Asset Representations Reviewer will ensure that these systems allow for each Subject Receivable and the related Review Materials to be individually tracked and stored as contemplated by this Agreement. The Asset Representations Reviewer will maintain adequate staff that is properly trained to conduct Asset Reviews as required by this Agreement.

(c)   Maintenance of Review Materials. It will maintain copies of any Review Materials, Review Reports and other documents relating to an Asset Review, including internal correspondence and work papers, for a period of two years after the termination of this Agreement.

Section 4.3.   Fees, Expenses and Indemnities.

(a)   Annual Fee. The Sponsor shall pay to the Asset Representations Reviewer from time to time reasonable compensation for its services as have been separately agreed upon between the Administrator and the Asset Representations Reviewer. The Sponsor shall reimburse the Asset Representations Reviewer for all reasonable out-of-pocket expenses incurred or made by it, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Asset Representations Reviewer's agents, counsel, accountants and experts. The Sponsor shall indemnify the Asset Representations Reviewer against any and all loss, liability or expense (including reasonable attorneys' fees) incurred by it in connection with the administration of this Agreement and the performance of its duties hereunder. The Asset Representations Reviewer shall notify the Sponsor promptly of any claim for which it may seek indemnity. Failure by the Asset Representations Reviewer to so notify the Sponsor shall not relieve the Sponsor of its obligations hereunder. The Sponsor shall defend any such claim, and the Asset Representations Reviewer may have separate counsel and the Sponsor shall pay the fees and expenses of such counsel. The Sponsor shall not reimburse any expense or indemnify against any loss, liability or expense incurred by the Asset Representations Reviewer through the Asset Representations Reviewer's own bad faith, negligence, willful misfeasance or breach of this Agreement. To the extent not paid by the Sponsor and outstanding for at least 60 days, such fees and indemnities shall be paid by the Issuer pursuant to Section 5.06 of the Sale and Servicing Agreement; provided, that prior to such payment pursuant to the Sale and Servicing Agreement, the Asset Representations Reviewer shall notify the Sponsor in writing that such fees and indemnities have been outstanding for at least 60 days. If such fees and indemnities are paid pursuant to Section 5.06 of the Sale and Servicing Agreement, the Sponsor shall reimburse the Issuer in full for such payments.

(b)   Review Fee. Following the completion of an Asset Review and the delivery to the Indenture Trustee of the Review Report, or the termination of an Asset Review according to Section 3.4(e), and the delivery to the Sponsor and the Servicer of a detailed invoice, the Sponsor shall pay to the Asset Representations Reviewer a fee of $[   ] [for each Subject Receivable for which the Asset Review was started] [per hour for its time spent conducting the Asset Review] [as a flat fee for such Review] (the "Review Fee"). However, no Review Fee will be charged for any Subject Receivable which was included in a prior Asset Review or for which no Tests were

completed prior to the Asset Representations Reviewer being notified of a termination of the Asset Review according to Section 3.4(e). To the extent not paid by the Sponsor and outstanding for at least 60 days, the Review Fee shall be paid by the Issuer pursuant to Section 5.06 of the Sale and Servicing Agreement; provided, that prior to such payment pursuant to the Sale and Servicing Agreement, the Asset Representations Reviewer shall notify the Sponsor in writing that the Review Fee has been outstanding for at least 60 days. If the Review Fee is paid pursuant to Section 5.06 of the Sale and Servicing Agreement, the Sponsor shall reimburse the Issuer in full for such payments.

Section 4.4. Limitation on Liability. The Asset Representations Reviewer will not be liable to any Person for any action taken, or not taken, in good faith under this Agreement or for errors in judgment. However, the Asset Representations Reviewer will be liable for its willful misfeasance, bad faith, or negligence in performing its obligations under this Agreement. In no event will the Asset Representations Reviewer be liable for special, indirect or consequential losses or damages (including lost profit), even if the Asset Representations Reviewer has been advised of the likelihood of the loss or damage and regardless of the form of action.

Section 4.5. Indemnification by Asset Representations Reviewer. The Asset Representations Reviewer will indemnify each of the Issuer, the Depositor, the Servicer, the Sponsor, the Owner Trustee and the Indenture Trustee and their respective directors, officers, employees and agents for all costs, expenses, losses, damages and liabilities resulting from (a) the willful misconduct, bad faith or negligence of the Asset Representations Reviewer in performing its obligations under this Agreement or (b) the Asset Representations Reviewer's breach of any of its representations or warranties in this Agreement. The Asset Representations Reviewer's obligations under this Section 4.5 will survive the termination of this Agreement, the termination of the Issuer and the resignation or removal of the Asset Representations Reviewer.

Section 4.6. Inspections of Asset Representations Reviewer. The Asset Representations Reviewer agrees that, with reasonable prior notice not more than once during any year, it will permit authorized representatives of the Issuer, the Servicer, the Sponsor or the Administrator, during the Asset Representations Reviewer's normal business hours, to examine and review the books of account, records, reports and other documents and materials of the Asset Representations Reviewer relating to (a) the performance of the Asset Representations Reviewer's obligations under this Agreement, (b) payments of fees and expenses of the Asset Representations Reviewer for its performance and (c) a claim made by the Asset Representations Reviewer under this Agreement. In addition, the Asset Representations Reviewer will permit the Issuer's, the Servicer's, the Sponsor's or the Administrator's representatives to make copies and extracts of any of those documents and to discuss them with the Asset Representations Reviewer's officers and employees. Each of the Issuer, the Servicer, the Sponsor and the Administrator will, and will cause its authorized representatives to, hold in confidence the information except if disclosure may be required by law or if the Issuer, the Servicer, the Sponsor or the Administrator reasonably determines that it is required to make the disclosure under this Agreement or the other Basic Documents. The Asset Representations Reviewer will maintain all relevant books, records, reports and other documents and materials for a period of at least two years after the termination of its obligations under this Agreement.

Section 4.7.   Delegation of Obligations. The Asset Representations Reviewer may not delegate or subcontract its obligations under this Agreement to any Person without the consent of the Issuer, the Sponsor and the Servicer.

Section 4.8.   Confidential Information.

(a)   Treatment. The Asset Representations Reviewer agrees to hold and treat Confidential Information given to it under this Agreement in confidence and under the terms and conditions of this Section 4.8, and will implement and maintain safeguards to further assure the confidentiality of the Confidential Information. The Confidential Information will not, without the prior consent of the Issuer, the Sponsor and the Servicer, be disclosed or used by the Asset Representations Reviewer, or its officers, directors, employees, agents, representatives or affiliates, including legal counsel (collectively, the "Information Recipients") other than for the purposes of performing Asset Reviews of Subject Receivables or performing its obligations under this Agreement. The Asset Representations Reviewer agrees that it will not, and will cause its Affiliates to not (i) purchase or sell securities issued by NMAC or its Affiliates or special purpose entities on the basis of Confidential Information or (ii) use the Confidential Information for the preparation of research reports, newsletters or other publications or similar communications.

(b)   Definition. "Confidential Information" means oral, written and electronic materials (irrespective of its source or form of communication) furnished before, on or after the date of this Agreement to the Asset Representations Reviewer for the purposes contemplated by this Agreement, including:

(i)   lists of Subject Receivables and any related Review Materials;

(ii)   origination and servicing guidelines, policies and procedures and form contracts; and

(iii)   notes, analyses, compilations, studies or other documents or records prepared by the Sponsor or the Servicer, which contain information supplied by or on behalf of the Sponsor or the Servicer or their representatives.

However, Confidential Information will not include information that (A) is or becomes generally available to the public other than as a result of disclosure by the Information Recipients, (B) was available to, or becomes available to, the Information Recipients on a non-confidential basis from a Person or entity other than the Issuer, the Sponsor or the Servicer before its disclosure to the Information Recipients who, to the knowledge of the Information Recipient is not bound by a confidentiality agreement with the Issuer, the Sponsor or the Servicer and is not prohibited from transmitting the information to the Information Recipients, (C) is independently developed by the Information Recipients without the use of the Confidential Information, as shown by the Information Recipients' files and records or other evidence in the Information Recipients' possession or (D) the Issuer, the Sponsor or the Servicer provides permission to the applicable Information Recipients to release.

(c)   Protection. The Asset Representations Reviewer will take reasonable measures to protect the secrecy of and avoid disclosure and unauthorized use of Confidential Information,

including those measures that it takes to protect its own confidential information and not less than a reasonable standard of care. The Asset Representations Reviewer acknowledges that Personally Identifiable Information is also subject to the additional requirements in Section 4.9.

(d)   Disclosure. If the Asset Representations Reviewer is required by applicable law, regulation, rule or order issued by an administrative, governmental, regulatory or judicial authority to disclose part of the Confidential Information, it may disclose the Confidential Information. However, before a required disclosure, the Asset Representations Reviewer, if permitted by law, regulation, rule or order, will use its reasonable efforts to provide the Issuer, the Sponsor and the Servicer with notice of the requirement and will cooperate, at the Sponsor's expense, in the Issuer's and the Sponsor's pursuit of a proper protective order or other relief for the disclosure of the Confidential Information. If the Issuer or the Sponsor is unable to obtain a protective order or other proper remedy by the date that the information is required to be disclosed, the Asset Representations Reviewer will disclose only that part of the Confidential Information that it is advised by its legal counsel it is legally required to disclose.

(e)   Responsibility for Information Recipients. The Asset Representations Reviewer will be responsible for a breach of this Section 4.8 by its Information Recipients.

(f)   Violation. The Asset Representations Reviewer agrees that a violation of this Agreement may cause irreparable injury to the Issuer, the Sponsor and the Servicer and the Issuer, the Sponsor and the Servicer may seek injunctive relief in addition to legal remedies. If an action is initiated by the Issuer or the Servicer to enforce this Section 4.8, the prevailing party will be entitled to reimbursement of costs and expenses, including reasonable attorney's fees, incurred by it for the enforcement.

Section 4.9.   Personally Identifiable Information.

(a)   Definitions. "Personally Identifiable Information" or "PII" means information in any format about an identifiable individual, including, name, address, phone number, e-mail address, account number(s), identification number(s), vehicle identification number or "VIN", any other actual or assigned attribute associated with or identifiable to an individual and any information that when used separately or in combination with other information could identify an individual. "Issuer PII" means PII furnished by the Issuer, the Servicer or their Affiliates to the Asset Representations Reviewer and PII developed or otherwise collected or acquired by the Asset Representations Reviewer in performing its obligations under this Agreement.

(b)   Use of Issuer PII. The Issuer does not grant the Asset Representations Reviewer any rights to Issuer PII except as provided in this Agreement. The Asset Representations Reviewer will use Issuer PII only to perform its obligations under this Agreement or as specifically directed in writing by the Issuer and will only reproduce Issuer PII to the extent necessary for these purposes. The Asset Representations Reviewer must comply with all laws applicable to PII, Issuer PII and the Asset Representations Reviewer's business, including any legally required codes of conduct, including those relating to privacy, security and data protection. The Asset Representations Reviewer will protect and secure Issuer PII. The Asset Representations Reviewer will implement privacy or data protection policies and procedures that comply with applicable law and this Agreement. The Asset Representations Reviewer will

implement and maintain reasonable and appropriate practices, procedures and systems, including administrative, technical and physical safeguards to (i) protect the security, confidentiality and integrity of Issuer PII, (ii) ensure against anticipated threats or hazards to the security or integrity of Issuer PII, (iii) protect against unauthorized access to or use of Issuer PII and (iv) otherwise comply with its obligations under this Agreement. These safeguards include a written data security plan, employee training, information access controls, restricted disclosures, systems protections (e.g., intrusion protection, data storage protection and data transmission protection) and physical security measures.

(c)   Additional Limitations. In addition to the use and protection requirements described in Section 4.9(b), the Asset Representations Reviewer's disclosure of Issuer PII is also subject to the following requirements:

(i)   The Asset Representations Reviewer will not disclose Issuer PII to its personnel or allow its personnel access to Issuer PII except (A) for the Asset Representations Reviewer personnel who require Issuer PII to perform an Asset Review, (B) with the prior consent of the Issuer or (C) as required by applicable law. When permitted, the disclosure of or access to Issuer PII will be limited to the specific information necessary for the individual to complete the assigned task. The Asset Representations Reviewer will inform personnel with access to Issuer PII of the confidentiality requirements in this Agreement and train its personnel with access to Issuer PII on the proper use and protection of Issuer PII.

(ii)   The Asset Representations Reviewer will not sell, disclose, provide or exchange Issuer PII with or to any third party without the prior consent of the Issuer.

(d)   Notice of Breach. The Asset Representations Reviewer will notify the Issuer promptly in the event of an actual or reasonably suspected security breach, unauthorized access, misappropriation or other compromise of the security, confidentiality or integrity of Issuer PII and, where applicable, immediately take action to prevent any further breach.

(e)   Return or Disposal of Issuer PII. Except where return or disposal is prohibited by applicable law, promptly on the earlier of the completion of the Review or the request of the Issuer, all Issuer PII in any medium in the Asset Representations Reviewer's possession or under its control will be (i) destroyed in a manner that prevents its recovery or restoration or (ii) if so directed by the Issuer, returned to the Issuer without the Asset Representations Reviewer retaining any actual or recoverable copies, in both cases, without charge to the Issuer. Where the Asset Representations Reviewer retains Issuer PII, the Asset Representations Reviewer will limit the Asset Representations Reviewer's further use or disclosure of Issuer PII to that required by applicable law.

(f)   Compliance; Modification. The Asset Representations Reviewer will cooperate with and provide information to the Issuer regarding the Asset Representations Reviewer's compliance with this Section 4.9. The Asset Representations Reviewer and the Issuer agree to modify this Section 4.9 as necessary from time to time for either party to comply with applicable law.

(g)   Audit of Asset Representations Reviewer. The Asset Representations Reviewer will permit the Issuer and its authorized representatives to audit the Asset Representations Reviewer's compliance with this Section 4.9 during the Asset Representations Reviewer's normal business hours on reasonable advance notice to the Asset Representations Reviewer, and not more than once during any year unless circumstances necessitate additional audits. The Issuer agrees to make reasonable efforts to schedule any audit described in this Section 4.9 with the inspections described in Section 4.6. The Asset Representations Reviewer will also permit the Issuer and its authorized representatives during normal business hours on reasonable advance written notice to audit any service providers used by the Asset Representations Reviewer to fulfill the Asset Representations Reviewer's obligations under this Agreement.

(h)   Affiliates and Third Parties. If the Asset Representations Reviewer processes the PII of the Issuer's Affiliates or a third party when performing an Asset Review, and if such Affiliate or third party is identified to the Asset Representations Reviewer, such Affiliate or third party is an intended third-party beneficiary of this Section 4.9, and this Agreement is intended to benefit the Affiliate or third party. The Affiliate or third party will be entitled to enforce the PII related terms of this Section 4.9 against the Asset Representations Reviewer as if each were a signatory to this Agreement.

ARTICLE V
RESIGNATION AND REMOVAL;
SUCCESSOR ASSET REPRESENTATIONS REVIEWER

Section 5.1.   Eligibility Requirements for Asset Representations Reviewer. The Asset Representations Reviewer must be a Person who (a) is not Affiliated with the Sponsor, the Depositor, the Servicer, the Indenture Trustee, the Owner Trustee or any of their Affiliates and (b) was not, and is not Affiliated with a Person that was, engaged by the Sponsor or any Underwriter to perform any due diligence on the Receivables prior to the Closing Date.

Section 5.2.   Resignation and Removal of Asset Representations Reviewer.

(a)   No Resignation of Asset Representations Reviewer. The Asset Representations Reviewer will not resign as Asset Representations Reviewer except if the Asset Representations Reviewer is merged into or becomes an Affiliate of the Sponsor, the Servicer, the Indenture Trustee, the Owner Trustee, (b) the Asset Representations Reviewer no longer meets the eligibility requirements in Section 5.1, or (c) upon a determination that the performance of its duties under this Agreement is no longer permissible under applicable law and there is no reasonable action that it could take to make the performance of its obligations under this Agreement permitted under applicable law. Upon the occurrence of one of the foregoing events, the Asset Representations Reviewer shall promptly resign and the Sponsor shall appoint a successor Asset Representations Reviewer. The Asset Representations Reviewer will deliver a notice of its resignation to the Issuer, the Sponsor and the Servicer, and if the Asset Representation Reviewer resigns pursuant to clause (b) above, an Opinion of Counsel supporting its determination.

(b)   Removal of Asset Representations Reviewer. If any of the following events occur, the Indenture Trustee shall, at the discretion of Noteholders evidencing a majority of the

aggregate Outstanding Amount of the Notes, by notice to the Asset Representations Reviewer, shall remove the Asset Representations Reviewer and terminate its rights and obligations under this Agreement:

(i)   [the Asset Representations Reviewer no longer meets the eligibility requirements in Section 5.1;

(ii)   the Asset Representations Reviewer breaches of any of its representations, warranties, covenants or obligations in this Agreement; or

(iii)   an Insolvency Event of the Asset Representations Reviewer occurs.]

(c)   Notice of Resignation or Removal. The Servicer will notify the Issuer, the Owner Trustee and the Indenture Trustee of any resignation or removal of the Asset Representations Reviewer.

Section 5.3.   Successor Asset Representations Reviewer.

(a)   Engagement of Successor Asset Representations Reviewer. Following the resignation or removal of the Asset Representations Reviewer, the Sponsor will appoint a successor Asset Representations Reviewer who meets the eligibility requirements of Section 5.1.

(b)   Effectiveness of Resignation or Removal. No resignation or removal of the Asset Representations Reviewer will be effective until the successor Asset Representations Reviewer has executed and delivered to the Issuer and the Servicer an agreement accepting its engagement and agreeing to perform the obligations of the Asset Representations Reviewer under this Agreement or entered into a new agreement with the Issuer on substantially the same terms as this Agreement.

(c)   Transition and Expenses. If the Asset Representations Review resigns or is removed, the Asset Representations Reviewer will cooperate with the Issuer and take all actions reasonably requested to assist the Issuer in making an orderly transition of the Asset Representations Reviewer's rights and obligations under this Agreement to the successor Asset Representations Reviewer. The Asset Representations Reviewer will pay the reasonable expenses of transitioning the Asset Representations Reviewer's obligations under this Agreement and preparing the successor Asset Representations Reviewer to take on such obligations on receipt of an invoice with reasonable detail of the expenses from the Issuer or the successor Asset Representations Reviewer.

Section 5.4.   Merger, Consolidation or Succession. Any Person (a) into which the Asset Representations Reviewer is merged or consolidated, (b) resulting from any merger or consolidation to which the Asset Representations Reviewer is a party or (c) succeeding to the business of the Asset Representations Reviewer, if that Person meets the eligibility requirements in Section 5.1, will be the successor to the Asset Representations Reviewer under this Agreement. Such Person will execute and deliver to the Issuer and the Servicer an agreement to assume the Asset Representations Reviewer's obligations under this Agreement (unless the assumption happens by operation of law).

ARTICLE VI
OTHER AGREEMENTS

Section 6.1.   <u>Independence of Asset Representations Reviewer</u>. The Asset Representations Reviewer will be an independent contractor and will not be subject to the supervision of, or deemed to be the agent of, the Issuer, the Indenture Trustee or the Owner Trustee for the manner in which it accomplishes the performance of its obligations under this Agreement. None of the Issuer, the Indenture Trustee or the Owner Trustee shall be responsible for monitoring the performance of the Asset Representations Reviewer or liable to any Person for the failure of the Asset Representations Reviewer to perform its obligations hereunder. Unless authorized by the Issuer, the Indenture Trustee or the Owner Trustee, respectively, the Asset Representations Reviewer will have no authority to act for or represent the Issuer, the Indenture Trustee or the Owner Trustee and will not be considered an agent of the Issuer, the Indenture Trustee or the Owner Trustee. Nothing in this Agreement will make the Asset Representations Reviewer and either of the Issuer, the Indenture Trustee or the Owner Trustee members of any partnership, joint venture or other separate entity or impose any liability as such on any of them.

Section 6.2.   <u>No Petition</u>. Each party hereto agrees that, prior to the date which is one year and one day after payment in full of all obligations of each Bankruptcy Remote Party in respect of all securities issued by any Bankruptcy Remote Party (i) such party shall not authorize any Bankruptcy Remote Party to commence a voluntary winding-up or other voluntary case or other Proceeding seeking liquidation, reorganization or other relief with respect to such Bankruptcy Remote Party or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect in any jurisdiction or seeking the appointment of an administrator, a trustee, receiver, liquidator, custodian or other similar official with respect to such Bankruptcy Remote Party or any substantial part of its property or to consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other Proceeding commenced against such Bankruptcy Remote Party, or to make a general assignment for the benefit of, its creditors generally, any party hereto or any other creditor of such Bankruptcy Remote Party, and (ii) such party shall not commence, join with any other Person in commencing or institute with any other Person, any Proceeding against such Bankruptcy Remote Party under any bankruptcy, reorganization, liquidation or insolvency law or statute now or hereafter in effect in any jurisdiction. This Section shall survive the termination of this Agreement.

Section 6.3.   <u>Limitation of Liability of Owner Trustee</u>. This Agreement has been signed on behalf of the Issuer by [   ] not in its individual capacity but solely in its capacity as Owner Trustee of the Issuer. In no event will [   ] in its individual capacity or a beneficial owner of the Issuer be liable for the Issuer's obligations under this Agreement. For all purposes under this Agreement, the Owner Trustee will be subject to, and entitled to the benefits of, the Trust Agreement.

Section 6.4.   <u>Termination of Agreement</u>. This Agreement will terminate, except for the obligations under <u>Section 4.6</u>, on the earlier of (a) the payment in full of all outstanding Notes and the satisfaction and discharge of the Indenture and (b) the date the Issuer is terminated under the Trust Agreement.

ARTICLE VII
MISCELLANEOUS PROVISIONS

Section 7.1.   Amendments.

(a)   Any term or provision of this Agreement may be amended by the parties hereto, without the consent of any other Person subject to the satisfaction of one of the following conditions:

(i)   the Seller or the Servicer delivers an Officer's Certificate or Opinion of Counsel to the Indenture Trustee to the effect that such amendment will not materially and adversely affect the interests of the Noteholders; or

(ii)   the Rating Agency Condition is satisfied with respect to such amendment;

provided, that no amendment pursuant to this Section 7.1 shall be effective which affects the rights, protections or duties of the Indenture Trustee or the Owner Trustee without the prior written consent of such Person, (which consent shall not be unreasonably withheld or delayed); provided, further, that in the event that any Certificates are held by anyone other than the Administrator or any of its Affiliates, this Agreement may only be amended by the parties hereto if, in addition, (i) the Holders of the Certificates evidencing a majority of the Certificate Balance of the Certificates consent to such amendment or (ii) such amendment shall not, as evidenced by an Officer's Certificate of the Administrator or an Opinion of Counsel delivered to the Owner Trustee, materially and adversely affect the interests of the Certificateholders.

(b)   This Agreement may also be amended by the parties hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Noteholders or the Certificateholders with the consent of:

(i)   the Holders of Notes evidencing not less than a majority of the Outstanding Amount of the Notes; and

(ii)   the Holders of the Certificates evidencing a majority of the Certificate Balance.

It will not be necessary for the consent of Noteholders or Certificateholders to approve the particular form of any proposed amendment or consent, but it will be sufficient if such consent approves the substance thereof.

(c)   Promptly after the execution of any such amendment or consent, the Servicer shall furnish written notification of the substance of such amendment or consent to each Rating Agency.

(d)   Prior to the execution of any amendment to this Agreement, the Owner Trustee and the Indenture Trustee shall be entitled to receive and rely upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The Owner

Trustee and the Indenture Trustee may, but shall not be obligated to, enter into any such amendment which adversely affects the Owner Trustee's or the Indenture Trustee's, as applicable, own rights, duties or immunities under this Agreement.

Section 7.2.   Notices. All demands, notices, communications and instructions upon or to the Seller, the Servicer, the Owner Trustee, the Indenture Trustee or the Rating Agencies under this Agreement shall be in writing, personally delivered or mailed by certified mail, return receipt requested, and shall be deemed to have been duly given upon receipt (a) in the case of the Seller, to Nissan Auto Receivables Corporation II, One Nissan Way, Franklin, Tennessee, 37067, Attention: Treasurer, (b) in the case of the Servicer, to Nissan Motor Acceptance Corporation, One Nissan Way, Franklin, Tennessee, 37067, Attention: Treasurer, (c) in the case of the Issuer or the Owner Trustee, to Nissan Auto Receivables 20[   ]-[   ] Owner Trust, c/o [_____], [_____], Attention: Nissan Auto Receivables 20[_]-[_] Owner Trust, (d) in the case of the Indenture Trustee, to [_____], Attention: [_____], [(e) in the case of Moody's, to Moody's Investors Service, Inc., ABS Monitoring Department, 7 World Trade Center, 250 Greenwich Street, New York, New York 10007,] [(f) in the case of Fitch, to Fitch Ratings, One State Street Plaza, New York, New York, 10004, Attention: Asset-Backed Securities Group,] (g) in the case of the Asset Representations Reviewer, to [_____], [and (h) in the case of the [Swap Counterparty][Cap Provider], as provided in an Interest Rate [Swap][Cap] Agreement]; or, as to each of the foregoing, at such other address as shall be designated by written notice to the other parties.

(a)   All notices, requests, reports, consents or other communications required to be delivered to the Rating Agencies by the Servicer hereunder shall be delivered by the Servicer to each Rating Agency then rating the Notes; provided, however, that all notices, requests, reports, consents or other communications required to be delivered to the Rating Agencies hereunder or under any other Basic Document shall be deemed to be delivered if a copy of such notice, request, report, consent or other communication has been posted on any website maintained by or on behalf of NMAC pursuant to a commitment to any Rating Agency relating to the Notes in accordance with 17 C.F.R. 240 17g-5(a)(3).

Section 7.3.   Limitations on Rights of Others. The provisions of this Agreement are solely for the benefit of the Sponsor, the Servicer, the Issuer and the Asset Representations Reviewer. The Indenture Trustee (for the benefit of the Noteholders) will be an express third-party beneficiary of this Agreement and entitled to enforce this agreement against the parties hereto. Nothing in this Agreement, whether express or implied, shall be construed to give to any other Person any legal or equitable right, remedy or claim in the Owner Trust Estate or under or in respect of this Agreement or any covenants, conditions or provisions contained herein.

Section 7.4.   Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 7.5.   <u>Separate Counterparts</u>. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 7.6.   <u>Headings</u>. The headings of the various Articles and Sections herein are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

Section 7.7.   <u>Governing Law</u>. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN Section 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

Section 7.8.   <u>Waivers</u>. No failure or delay on the part of any party hereto in exercising any power, right or remedy under this Agreement shall operate as a waiver hereof or thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other or further exercise hereof or thereof or the exercise of any such power, right or remedy preclude any other or further exercise hereof or thereof or the exercise of any other power, right or remedy.

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EXECUTED BY:

NISSAN AUTO RECEIVABLES 20[ ]-[ ] OWNER TRUST,
    as Issuer

By: , not in its individual capacity,
    but solely as Owner Trustee

By: _____
    Name:
    Title:

NISSAN MOTOR ACCEPTANCE CORPORATION,
    as Servicer

By: _____
    Name:
    Title:

                                           ,
as Asset Representations Reviewer

By: _____
    Name:
    Title:

Representations and Warranties, Review Materials and Tests

Representations and Warranty	Review Materials	Tests